05010497

82- SUBMISSIONS FACING SHEE

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	Nordea Bank AB (publ)
*CURRENT ADDRESS	Hamngatan 10 SE-105 71 Stockholm Sweden
**FORMER NAME	Nordbanken AB (publ)
**NEW ADDRESS	

FILE NO. 82- 4184 FISCAL YEAR 2004

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:08/16/05

Financial Reports: Items 3 through 14, Items 81 through 92 and Items 93-95

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 27 April 2005

Interim Report First Quarter 2005

Strong results in the first quarter

- **Net profit up 8% to EUR 495m (EUR 459m in Q1 2004)**
- **Operating profit up 10% to EUR 688m (EUR 624m)**
- **Total income up 1% to EUR 1,582m (EUR 1,569m) despite lower investment result and including additional other income of EUR 40m**
- **Total expenses flat**
- **Earnings per share EUR 0.18 (EUR 0.16)**
- **Return on equity 15.7% (15.2%)**

Stable development compared to Q4

- **Net profit up 4% to EUR 495m (EUR 476m in Q4 2004)**
- **Operating profit up 2% to EUR 688m (EUR 677m)**
- **Total income down 4% from seasonally high Q4 to EUR 1,582m (EUR 1,646m)**
- **Total expenses down 8%**
- **Positive net loan losses**

Volume growth in focus areas

- **Mortgage lending to personal customers up 15% year-on-year**
- **Lending to small and medium-sized corporates up 14%**
- **Asset under management up 11% to EUR 136bn**
- **Written premiums in Life up 23%**

Active capital management

- **Successful issues of Tier 1 instruments**
- **Repurchase of 139 million shares completed**
- **New mandate to repurchase own shares**

"The results in the first quarter are in line with our increasing ambitions and new financial targets. We see improving performance and volume growth in an environment of intensifying competition with pressure on margins. For the fourth consecutive quarter we realise positive net loan losses. Going forward we will maintain strong focus on cost and risk management, while capturing revenue growth opportunities", says Lars G Nordström, President and Group CEO of Nordea.

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and some 1,150 branch offices. The Nordea Group is a world leader in Internet banking, with 4.1 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Income statement

EURm	Q1 2005	Q1 2004	Change %	Q1 2005	Q4 2004	Change %	Full year 2004
Net interest income	**897**	854	5	**897**	920	-3	3,495
Net fee and commission income	**453**	434	4	**453**	467	-3	1,794
Net gains/losses on items at fair value	**115**	216	-47	**115**	179	-36	535
Equity method	**13**	9	44	**13**	15	-13	55
Other income	**104**	56	86	**104**	65	60	248
Total operating income	**1,582**	**1,569**	**1**	**1,582**	**1,646**	**-4**	**6,127**
General administrative expenses							
Staff costs	**-515**	-519	-1	**-515**	-523	-2	-2,021
Other expenses	**-353**	-339	4	**-353**	-413	-15	-1,466
Depreciation of tangible and intangible assets	**-34**	-45	-24	**-34**	-43	-21	-168
Total operating expenses	**-902**	**-903**	**0**	**-902**	**-979**	**-8**	**-3,655**
Loan losses	**6**	-42		**6**	10	-40	-27
Disposals of tangible and intangible assets	**2**	0		**2**	0		300
Operating profit	**688**	**624**	**10**	**688**	**677**	**2**	**2,745**
Income tax expense	**-193**	-165	17	**-193**	-201	-4	-667
Net profit	**495**	**459**	**8**	**495**	**476**	**4**	**2,078**

Balance sheet

EURbn	31 Mar 2005	31 Mar 2004	31 Mar 2005	31 Dec 2004	31 Dec 2004
Treasury bills and other interest-bearing securities	**41.6**	44.7	**41.6**	40.6	40.6
Loans and receivables to credit institutions	**22.3**	20.3	**22.3**	20.6	20.6
Loans and receivables to the public	**170.1**	148.2	**170.1**	161.3	161.3
Derivatives	**23.6**	19.2	**23.6**	26.7	26.7
Other assets	**26.6**	25.7	**26.6**	28.4	28.4
Total assets	**284.2**	**258.2**	**284.2**	**277.6**	**277.6**
Deposits by credit institutions	**30.4**	25.7	**30.4**	30.2	30.2
Deposits and borrowings from the public	**105.2**	92.2	**105.2**	104.7	104.7
Liabilities to policyholders	**24.1**	22.0	**24.1**	22.2	22.2
Debt securities in issue	**67.0**	66.0	**67.0**	61.0	61.0
Derivatives	**23.3**	18.8	**23.3**	27.1	27.1
Subordinated liabilities	**6.1**	5.7	**6.1**	5.8	5.8
Other liabilities and minority interests	**15.5**	16.5	**15.5**	13.9	13.9
Core equity[1]	**12.5**	11.3	**12.5**	12.7	12.7
Total liabilities and equity	**284.2**	**258.2**	**284.2**	**277.6**	**277.6**

Ratios and key figures

Earnings per share (EPS), EUR	**0.18**	0.16	**0.18**	0.17	0.74
EPS, rolling 12 months up to period end	**0.76**	0.63	**0.76**	0.74	0.74
Share price, EUR	**7.81**	5.56	**7.81**	7.43	7.43
Total shareholders' return, %	**6.7**	-5.0	**6.7**	12.6	29.8
Core equity per share[1,2], EUR	**4.74**	4.29	**4.74**	4.63	4.63
Shares outstanding[2], million	**2,634**	2,783	**2,634**	2,735	2,735
Return on equity, %	**15.7**	15.2	**15.7**	15.1	16.9
Assets under management, EURbn	**136**	122	**136**	131	131
Cost/income ratio, %	**57**	58	**57**	59	60
Tier 1 capital ratio[3], %	**6.8**	6.8	**6.8**	7.3	7.3
Total capital ratio[3], %	**8.9**	9.3	**8.9**	9.5	9.5
Risk-weighted assets, EURbn	**153**	135	**153**	145	145
Number of employees (full-time equivalents)	**28,725**	29,880	**28,725**	28,929	28,929

[1] Core equity is equity excluding minority interests.

[2] See footnotes to Movements in equity.

[3] Including the result for the first three months.

Segment reporting - Customer responsible units [1]

EURm	Retail Banking Q1 2005	Retail Banking Q1 2004	Corporate and Institutional Banking Q1 2005	Corporate and Institutional Banking Q1 2004	Asset Management Q1 2005	Asset Management Q1 2004	Subtotal Q1 2005	Subtotal Q1 2004	Change %	Life insurance Q1 2005	Life insurance Q1 2004	Group Treasury Q1 2005	Group Treasury Q1 2004	Group functions and eliminations Q1 2005	Group functions and eliminations Q1 2004	Total Q1 2005	Total Q1 2004	Change %
Net interest income	739	726	105	100	9	9	853	835	2	0	0	39	11	5	8	897	854	5
Net fee and commission income	301	288	80	79	67	61	448	428	5	19	20	-1	-2	-13	-12	453	434	4
Net gains/losses on items at fair value	50	45	76	97	4	5	130	147	-12	3	11	-15	55	-3	3	115	216	-47
Equity method	3	4	7	5	0	0	10	9	11	0	0	0	0	3	0	13	9	44
Other income	14	11	2	3	3	2	19	16	19	36	35	10	3	39	2	104	56	86
Total income incl. allocations	**1,107**	**1,074**	**270**	**284**	**83**	**77**	**1,460**	**1,435**	**2**	**58**	**66**	**33**	**67**	**31**	**1**	**1,582**	**1,569**	**1**
of which allocations	*154*	*146*	*-71*	*-72*	*-60*	*-59*	*23*	*15*		*-22*	*-17*	*0*	*1*	*-1*	*1*	*0*	*0*	
Staff costs	-260	-262	-77	-79	-26	-23	-363	-364	0	-16	-15	-3	-2	-133	-138	-515	-519	-1
Other expenses	-358	-351	-58	-62	-21	-22	-437	-435	0	-12	-10	-8	-10	104	116	-353	-339	4
Depreciation of tangible and intangible assets	-9	-12	-3	-2	0	0	-12	-14	-14	0	-1	0	0	-22	-30	-34	-45	-24
Expenses incl. allocations	**-627**	**-625**	**-138**	**-143**	**-47**	**-45**	**-812**	**-813**	**0**	**-28**	**-26**	**-11**	**-12**	**-51**	**-52**	**-902**	**-903**	**0**
of which allocations	*-248*	*-205*	*-37*	*-49*	*4*	*3*	*-281*	*-251*		*0*	*0*	*-4*	*-8*	*285*	*259*	*0*	*0*	
Loan losses	7	-17	15	8	0	0	22	-9	-	0	0	0	0	-16	-33	6	-42	-
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0		0	0	0	0	2	0	2	0	
Operating profit	487	432	147	149	36	32	670	613	9	30	40	22	55	-34	-84	688	624	10
Balance sheet, EURbn																		
Loans and receivables	135	121	31	24	2	2	168	147		0	0	2	1	0	0	170	148	
Other assets	21	24	64	57	2	2	87	83		27	26	14	15	-14	-14	114	110	
Total assets	**156**	**145**	**95**	**81**	**4**	**4**	**255**	**230**		**27**	**26**	**16**	**16**	**-14**	**-14**	**284**	**258**	
Deposits	74	69	27	18	2	3	103	90		0	0	0	2	0	0	103	92	
Other liabilities	77	71	66	61	2	1	145	133		26	25	16	14	-18	-17	169	155	
Total liabilities	151	140	93	79	4	4	248	223		26	25	16	16	-18	-17	272	247	
Economic capital / equity	5	5	2	2	0	0	7	7		1	1	0	0	4	3	12	11	
Total liabilities and allocated equity	**156**	**145**	**95**	**81**	**4**	**4**	**255**	**230**		**27**	**26**	**16**	**16**	**-14**	**-14**	**284**	**258**	
Other segment items																		
Capital expenditure	8	2	0	1	1	0	9	3		0	0	0	0	8	36	17	39	
Product result					67	59				48	53							

1) Including product result in Asset Management and Life

The Group

Result summary first quarter 2005

Operating profit increased by 10% compared to the same period in 2004 and reached EUR 688m. Net profit increased by 8% to EUR 495m.

Increased business volumes compensated for the pressure on margins. Total income increased by 1% to EUR 1,582m reflecting increased net interest and commission income. An additional income from the sale of the general insurance business increased income by EUR 40m. Lower net gains/losses on items at fair value is explained largely by lower investment return. Costs were flat and loan losses continued to be positive.

Income

Net interest income increased by 5% to EUR 897m.

Volume growth was strong in all segments and lending increased by 15% year-on-year to EUR 170bn. Mortgage lending to personal customer has expanded significantly and amounted to EUR 57.7bn, reflecting year-on year growth of 15%. The growth in lending to small and medium sized enterprises (SMEs) was confirmed by an increase of 14% to EUR 62.2bn.

Lending margins were down year-on-year reflecting strong competition in all segments. In the large corporate sector, the high liquidity and good credit quality in general is exerting pressure on margins.

Deposits were EUR 105bn, an increase of 14%. Lower interest rates had a negative impact on deposit margins, especially in the Swedish market.

Net commission income was up by 4% to EUR 453m. Asset-management-related commissions increased by 7% to EUR 130m as a result of strong inflows and asset appreciation. Commissions from investment products, including asset management commissions as well as commissions from other financial instruments, increased by 15% to EUR 163m. Commissions on loans increased by 4% to EUR 71m. Commissions from payments and e-services was down by 2% to EUR 171m. Card payments continued to increase whereas manual payments decreased. Commissions in Life increased by 36% to EUR 57m reflecting strong growth in net written premiums compared to last year.

Net gains/losses on items at fair value includes large gross flows and it should be expected to be fairly volatile. In the first quarter it was 47% lower at EUR 115m compared to EUR 216m in the first quarter of 2004. The fall is mainly due to a lower investment return in Group Treasury as a result of less favorable trading conditions. In the first quarter last year interest rates fell substantially whereas the first quarter of 2005 was characterised by low volatility in the financial markets. In addition, net gains/losses in Markets were lower than the high level in the first quarter 2004.

Other income increased by 86% to EUR 104m and includes an additional income of EUR 40m related to the sale of the general insurance business in 2002. As part of the sales agreement, Nordea was entitled to an additional deferred contingent consideration depending on, among other things, the sold company's performance through year end 2004.

Expenses

Total expenses were EUR 902m, unchanged compared to one year earlier reflecting continued efficiency gains, off-setting wage increases, inflation and business growth. Expenses were unchanged also when excluding depreciation of operational leasing and expenses in the Life business that have been included following IFRS reporting.

Staff costs were reduced by 1% to EUR 515m. General wage increases in the Group were more than offset by the reduction of the number of employees which was 1,155, or 4%, compared to the end of the first quarter of 2004.

Other expenses were EUR 353m, up by 4% compared to the first quarter last year reflecting slightly higher marketing expenses and higher costs for rents and premises.

The cost/income ratio was 57% (58%).

Loan losses

Loan losses were positive at EUR 6m, which is an improvement of EUR 48m compared to the first quarter last year.

Net profit

Net profit increased by 8% to EUR 495m corresponding to EUR 0.18 per share and a return on equity of 15.7%. The rolling 12 months earnings per share were EUR 0.76.

Comparison to the fourth quarter 2004

Operating profit increased by 2% compared to the fourth quarter 2004 and reached EUR 688m. Net profit increased by 4% to EUR 495m.

Income

Net interest income decreased by 3% to EUR 897m.

Volume growth continued in most segments. Mortgage lending to personal customers increased by 2% to EUR 57.7bn. Lending to SMEs increased by 5% to EUR 62.2bn. In total, lending increased by 6% to EUR 170bn.

Lending margins within the mortgage segment were slightly down whereas lending margins in the SME segment remained stable.

Deposits were stable at EUR 105bn. Deposit margins fell somewhat during the quarter following lower margins mainly on corporate deposits.

Net commission income decreased by 3% to EUR 453m. Asset management related commissions were 4% lower at EUR 130m mainly reflecting lower transaction related income. Commissions from investment products down by 4% to EUR 163m. Commission on loans increased by 8% to EUR 71m reflecting the strong volume growth. Commissions for payments and e-services commissions decreased by 7% to EUR 171m reflecting a decline from the seasonally high figure in the fourth quarter. Commissions in Life increased by 21% to EUR 57m.

Net/gains losses on items at fair value decreased by 36% to EUR 115m mainly due to the reduced contribution from the investment return in Group Treasury compared to the strong investment result in the fourth quarter 2004. Also, net gains/losses in Life were lower compared to the fourth quarter.

Equity method was EUR 13m compared to EUR 15m in the fourth quarter. International Moscow Bank contributed EUR 7m.

Expenses

Total expenses were reduced by 8% to EUR 902m reflecting lower staff costs and substantially lower other expenses.

Staff costs decreased by 2% to EUR 515m. The number of employees was reduced by approx. 200 FTEs in the first quarter. The provision for profit-sharing was unchanged at EUR 15m.

Other expenses were down by 15% to EUR 353m reflecting lower costs for marketing and IT. In addition, restructuring charges were lower in the first quarter.

Loan losses

Loan losses were positive at EUR 6m as reversals exceeded new provisions. The overall credit quality remains strong.

Net profit

Net profit was EUR 495m corresponding to EUR 0.18 per share and return on equity of 15.7%.

Credit portfolio

At the end of the first quarter, impaired loans, net, amounted to EUR 440m representing 0.26% of total lending, compared to 0.46% one year earlier.

The share of personal customer lending was 44%. Within personal customer lending, mortgage loans account for 77%.

There was no major change in the composition of the corporate loan portfolio during the quarter. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 24.8bn, representing 15% of the total portfolio.

Active capital management

Nordea still has a strong capital position considering the completion of the buy-back programme in the first quarter. The Tier 1 capital ratio was 6.8% and the total capital ratio was 8.9% at the end of the first quarter.

In the first quarter, Nordea issued a Tier 1 instrument through a private placement equivalent to approx. EUR 145m. In April Nordea successfully launched a USD 600m Tier 1 issue in the US market which increased the Tier 1 ratio by 0.3 percentage points to 7.1%.

Since hybrid capital under the current regulatory framework is limited to 15% of total Tier 1 capital Nordea has, following these two transactions, now utilised the main part of the potential for hybrid capital.

The repurchase of own shares in relation to the decision by the Board of Directors on 27 October 2004 was completed in the first quarter. A total of 139 million shares, or approximately 5% of the total shares in the company, was repurchased. At the AGM, a new mandate for further repurchases was granted (see below).

Nordea share

During the first quarter the share price of Nordea appreciated by 7% on the Stockholm Stock Exchange from SEK 67.00 on 30 December 2004 to SEK 71.50 on 31 March 2005. Total shareholder return in the first quarter was 6.7%.

Annual General Meeting

The Annual General Meeting (AGM) of Nordea 8 April approved the Board of Directors' proposal of a dividend for 2004 of EUR 0.28 per share, corresponding to a pay-out ratio of 40% of the net profit for 2004. The payout date was 20 April 2005 and the dividend yield on the payout date was 4.0%.

All Board members were re-elected for the time period up to the next Annual General Meeting and Anne Birgitte Lundholt was elected new member of the Board for the same period. Hans Dalborg was elected chairman of the Board.

The AGM decided to reduce the share capital by cancelling the 140.2 million shares that Nordea repurchased in 2004. The cancellation is expected to be effective in the third quarter.

Nordea's Annual General Meeting decided to authorise the Board of Directors to acquire shares in the Bank, for a maximum time period up until the next AGM. Total acquisitions may, together with the company's other holdings of own shares, not exceed 10% of all shares.

Outlook

The stable result generated in the first quarter continues to support the overall increased ambition level communicated at Nordea's Capital Markets Day on 30 November 2004. Nordea is well positioned to deliver results in accordance with the revised financial targets. The flat cost target for the banking business remains unchanged. As a result of IFRS and the changed presentation format, the flat cost target will consequently exclude the costs in Life and depreciation of operational leasing.

Based on the overall quality of the credit portfolio and the present economic outlook for the Nordic countries there are currently no indications of a deteriorating credit quality for 2005.

Retail Banking

- **Strong increase in volumes**
- **Improved cost/income ratio**
- **Positive loan losses continued**

Retail Banking has customer responsibility for personal as well as most corporate customers in Nordea and develops, markets and distributes a broad range of financial products and services.

Market conditions

Customer demand remained firm in the first quarter in particular for mortgages and savings products. Customer interest in new payment solutions such as e-invoicing continued. Competition is fierce in all markets. In particular the mortgage market is characterised by product innovation and price competition on mature products.

Business development

Lending to personal customers continued to grow and increased by 2% to EUR 73.3 bn reflecting growth in both mortgage lending and consumer credits. The average lending margin for personal customers was unchanged at 1.49% in the first quarter.

Lending to corporate customers within Retail Banking increased by 5%, or EUR 2.8bn, to EUR 62.2bn. However, EUR 1.6bn represented transfers of existing Nordea customers from Corporate and Institutional Banking. Adjusted for this, lending to corporate customers in Retail Banking increased by EUR 1.2bn or 2%.

Lending margin for corporate customers was unchanged at 1.12% in the first quarter compared to the fourth quarter.

The total loan volume increased from EUR 130.4bn at the end of the fourth quarter to EUR 135.5bn, an increase of 4%, of which 1% represented the above-mentioned internal customer transfers. Well over half of the total loan volume is mortgage lending to personal customers and corporate customers. Total lending margins were unchanged at 1.32%.

The total deposit volume decreased by EUR 0.3bn to EUR 73.6bn. The decrease reflected the high seasonal volume at the end of 2004. Overall deposit margins decreased slightly from 1.31% to 1.27% mainly reflecting lower corporate margins.

The implementation of customer programmes continued. The total number of personal core customers increased by 1% to a total of 1.3 million. In Norway, a total of 85,000 customers, of which 66,000 core customers, have signed up since launch in the autumn 2004.

A more sales-oriented front page on Nordea's Internet home pages was introduced in March with the aim of generating additional business using Internet as a sales channel to complement the branches and Contact Centres. The first product offer was debit and credit cards. The result has been encouraging, and the approach will be extended to other products.

Netbank activity continued to grow at a rapid pace. The number of log-ons was 47 million in the first quarter, corresponding to an increase of 16% year-on-year. The number of netbank payments increased by 12% year-on-year. The number of netbank customers increased by 0.1 million in the first quarter and reached 4.1 million, of which 3.7 million are personal customers. The growth in online equity trading customers continued during the quarter. At the end of the first quarter 360,000 customers had signed up for online equity trading.

An attractively priced package of payment services for small corporate customers was introduced in Finland. It was well received by customers.

Result

Total income was EUR 1,107m in the first quarter, a decrease of 5% from the fourth quarter, which reflected seasonal items and one-off income. Compared to the first quarter last year total income increased by 3%, with net interest income increasing by 2% and non-interest income by 6%.

Costs decreased by 6% to EUR 627m since the fourth quarter contained higher marketing expenses, redundancy costs and IT costs. In the first quarter the number of employees was reduced by approx. 50 to 17,270 full-time equivalents.

Operating profit in the first quarter was EUR 487m, slightly down the fourth quarter. The operating profit increased by 13% from the same quarter last year. Return on economic capital was 28% in the first quarter and the cost/income ratio was 57%.

Retail Banking operating profit by main area

EURm	Total Q1 2005	Total Q4 2004	Regional banks in Denmark Q1 2005	Regional banks in Denmark Q4 2004	Regional banks in Finland Q1 2005	Regional banks in Finland Q4 2004	Regional banks in Norway Q1 2005	Regional banks in Norway Q4 2004	Regional banks in Sweden Q1 2005	Regional banks in Sweden Q4 2004	Nordic Functions Q1 2005	Nordic Functions Q4 2004
Net interest income	739	766	208	211	196	204	117	122	204	214	14	16
Net fee and commission income	301	320	76	85	83	90	25	28	117	117	0	0
Net gains/losses on items at fair value	50	49	17	12	7	9	11	12	14	17	0	0
Equity method	3	17	4	4	0	0	0	0	0	0	-1	13
Other operating income	14	8	10	0	-2	-4	3	2	1	7	2	2
Total income incl. allocations	**1,107**	**1,160**	**315**	**312**	**284**	**298**	**156**	**165**	**336**	**355**	**16**	**30**
Staff costs	-260	-274	-90	-89	-67	-71	-34	-39	-66	-71	-3	-4
Other expenses	-358	-386	-79	-77	-81	-88	-51	-57	-142	-159	-5	-4
Depreciations etc.	-9	-9	-1	-1	0	0	-2	1	-2	-2	-4	-7
Expenses incl. allocations	**-627**	**-669**	**-170**	**-167**	**-148**	**-159**	**-87**	**-96**	**-210**	**-232**	**-12**	**-15**
Loan losses	7	23	7	17	1	1	0	-2	0	8	-1	-1
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit	**487**	**514**	**152**	**162**	**137**	**140**	**70**	**66**	**125**	**131**	**3**	**15**
Cost/income ratio, %	57%	58%	54%	54%	52%	53%	56%	58%	62%	65%		
Return on economic capital, %	28%	30%	28%	30%	35%	34%	24%	23%	25%	27%		
Other information, EURbn												
Lending	135.5	132.4	38.2	37.1	32.4	31.6	21.4	21.0	43.5	42.6		
Deposits	73.6	72.8	18.2	16.4	23.4	23.7	11.3	10.9	20.8	21.8		
Economic capital	5.1	5.0	1.6	1.6	1.1	1.2	0.8	0.8	1.5	1.4		

Retail Banking margins

Lending margins, %	Q1 2005	Q4 2004
To corporates	1.12%	1.12%
To personal customers	1.49%	1.49%
-mortgages	0.89%	0.90%
Total lending	1.32%	1.32%

Deposit margins, %	Q1 2005	Q4 2004
From corporates	0.86%	0.91%
From personal customerss	1.56%	1.58%
Total deposits	1.27%	1.31%

Retail Banking key figures per quarter

EURm	**Q1 2005**	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Total operating income	**1,107**	1,160	1,078	1,079	1,074
Total operating expenses	**-627**	-669	-616	-638	-625
Loan losses	**7**	23	6	6	-17
Operating profit	**487**	**514**	**468**	**447**	**432**
Return on economic capital, %	**28**	30	29	27	27
Cost/income ratio, %	**57**	58	57	59	58
Customer base: personal customers, million	**9.3**	9.3	9.3	9.3	9.3
corporate customers, million	**0.9**	0.9	0.9	0.9	0.9
Number of employees (full-time equivalents)	**17,270**	17,328	17,376	17,488	17,713

Corporate and Institutional Banking

- **Growth in income**
- **Volumes up**
- **Positive loan losses continued**

Corporate and Institutional Banking delivers a wide range of products and services to Nordea's largest corporate customers as well as to institutional customers. Corporate and Institutional Banking has customer responsibility for corporate customers which are listed on the key stock exchanges and eg customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's activities in Poland and the Baltic countries are part of Corporate and Institutional Banking.

Market conditions

European and Nordic government bond markets continued to be characterised by low interest rates levels, supported by the strong Euro. The Nordic corporate bond markets saw lower credit spreads as a result of low supply of new issues and good investor demand. Towards the end of the quarter, a number of larger M&A and LBO transactions led to more volatile and wider credit spreads.

The Nordic equity markets were characterised by positive market developments.

Stock market development

	Market volume		Market index
	Q1 EUR bn	Q1 vs. Q4	Q1 vs. Q4
Denmark	27.1	17%	10%
Finland	47.1	8%	6%
Norway	40.6	22%	8%
Sweden	101.6	10%	6%

Business development

Many large corporates have a strong financial position. The high liquidity and good credit quality in general leads to the current price pressure in the corporate market. Despite the market conditions, the business activity in Corporate Banking Division picked up during the quarter.

In the Financial Institutions Division, business activity increased compared to the previous quarter. The improvement was primarily related to financial market transactions, as client trading activity increased and the division won a number of structured product mandates.

The number of custody transactions increased by 9% compared to the fourth quarter. Custody Services was ranked no. 1 in Sweden and Finland and no. 2 in Norway and Denmark in Global Investor's annual survey and won the ICFA European Award 2005 for Sub-Custodian of the Year in the Nordic region.

Business activity in Shipping, Offshore and Oil Services continued at a high level, and Nordea's leading position as arranger of syndicated loans to the shipping and offshore industries was maintained in the first quarter of 2005. Market knowledge, structuring capabilities, placing power, strong client relationships and a high quality portfolio secure a high and stable deal flow, and several large mandates have been secured in the period.

In Markets Division, customer activity in the first quarter was good in all major product areas.

In Poland and the Baltic markets, lending to small and medium-sized corporates increased by 28%. Uniform customer programmes with differentiated service and pricing levels for three main personal customer segments have been introduced in all markets. Lending to personal customers continued to grow, mainly in mortgage lending which increased by 9%.

Result

Total income in the first quarter amounted to EUR 270m, up by EUR 13m or 5% from the fourth quarter. Net interest income was EUR 105m, about the same level as in the previous quarter. The lending volume increased in all divisions, but the strong pressure on credit margins continued. Deposit volumes also increased. Other income items increased by EUR 16m influenced by a high customer activity especially among financial institution customers. Total income in Markets was EUR 153m, which is at the same high level as in the fourth quarter.

Total expenses in the first quarter amounted to EUR 138m, down by EUR 7m, or 5%. The decrease is largely due to IT development being reduced from the high level in the previous quarter and a continuous downward trend in the overall cost base. Staff expenses were up from a low level in the fourth quarter, when part of the salary provisions for 2003 were reversed. The number of employees continued to decrease.

Loan losses amounted to a positive figure of EUR 15m including transfer risk, as the reversals of earlier provisions for loan losses exceeded the amount of new provisions. Loan losses have been positive in each quarter since the first quarter 2004.
Operating profit was EUR 147m, up by EUR 18m from the fourth quarter, corresponding to a return on economic capital of 25%. The cost-income ratio improved to 51%.

CIB operating profit by main area

EURm	Total Q1 2005	Total Q4 2004	Corporate Banking Division[1] Q1 2005	Corporate Banking Division[1] Q4 2004	Financial Institutions Division[1] Q1 2005	Financial Institutions Division[1] Q4 2004	Shipping, Offshore and Oil services Division[1,3] Q1 2005	Shipping, Offshore and Oil services Division[1,3] Q4 2004	Poland and Baltics Q1 2005	Poland and Baltics Q4 2004	Other Q1 2005	Other Q4 2004	Markets[2] Q1 2005	Markets[2] Q4 2004
Net interest income	105	108	43	44	10	9	33	30	17	16	2	9	11	13
Net fee and commission income	80	81	27	31	21	21	4	8	4	4	24	17	24	18
Net gains/losses on items at fair value	76	57	13	31	38	24	3	3	4	4	18	-5	118	127
Equity method	7	6	6	4	0	0	0	0	0	0	1	2	0	0
Other operating income	2	5	0	2	1	1	1	1	1	1	-1	0	0	0
Total income incl. allocations	**270**	**257**	**89**	**112**	**70**	**55**	**41**	**42**	**26**	**25**	**44**	**23**	**153**	**158**
Staff costs	-77	-70	-18	-25	-4	-4	-4	-4	-8	-7	-43	-30	-43	-33
Other expenses	-58	-72	-20	-14	-31	-25	-5	-5	-7	-8	5	-20	-34	-47
Depreciations etc.	-3	-3	0	0	0	0	0	0	-3	-3	0	0	0	0
Expenses incl. allocations	**-138**	**-145**	**-38**	**-39**	**-35**	**-29**	**-9**	**-9**	**-18**	**-18**	**-38**	**-50**	**-77**	**-80**
Loan losses	15	17	14	17	0	0	3	0	-2	0	0	0	0	0
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit	**147**	**129**	**65**	**90**	**35**	**26**	**35**	**33**	**6**	**7**	**6**	**-27**	**76**	**78**
Other information, EURbn														
Lending	31.0	26.6	12.8	10.9	2.0	1.4	6.5	5.9	2.4	2.4	7.2	6.1	7.2	6.1
Deposits	26.7	24.9	8.9	9.1	11.1	9.0	3.2	3.0	1.3	1.3	2.2	2.6	2.2	2.6
Economic capital	1.6	1.6	0.8	0.9	0.2	0.2	0.2	0.2	0.1	0.1	0.3	0.2	0.3	0.6

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

[3] As of 1st January the responsibility of international network including foreign branches was moved from International & Shipping Division to Corporate Banking Division. International & Shipping Division was renamed as 'Shipping, Offshore and Oil Services'. Historic figures have been restated accordingly.

CIB key figures per quarter

EURm	**Q1 2005**	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Total operating income	**270**	257	240	216	284
Total operating expenses	**-138**	-145	-140	-145	-143
Loan losses	**15**	17	18	8	8
Operating profit	**147**	**129**	**118**	**79**	**149**
Return on economic capital, %	**25**	24	13	20	21
Cost/income ratio, %	**51**	57	58	67	50
Number of employees (full-time equivalents)	**3,218**	3,238	3,248	3,198	3,267

Asset Management & Life

- **AuM climbs to EUR 135.8bn**
- **Strong Asset Management result**
- **Stable Life result**
- **Inflows into new, innovative products**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Market conditions

Market conditions within the asset management and life industry remained positive especially in the Nordic region where strong equity market performance bolstered client activity and contributed to the rise in AuM. Demand for savings products – especially in more innovative products - continued to be strong.

Business development

Nordea's AuM increased by EUR 5.2bn in the first quarter to a total of EUR 135.8bn. Net inflow contributed EUR 2.7bn to the increase.

AuM in Nordic retail funds was EUR 39.3bn. Strong net inflows of EUR 1.5bn were the main contributor. Net inflow was particularly strong in the Finnish market. New modern fund products such as the "Dynamic Fixed Income Fund" are attracting inflows. This product, launched in Finland last year, was launched in Sweden in the first quarter to a very successful start. The success of Dynamic Fixed Income, which is sold as a substitute for account balances and lower-margin money-market funds, contributed to an overweight in fixed income in first quarter fund inflows. The total assets in this fund increased by EUR 470m to EUR 792m at the end of the quarter.

Inflow in European Fund Distribution (EFD) was EUR 0.2bn and AuM were EUR 7.1bn at the end of the quarter. The strength of the product offering continues to gain recognition and Nordea won "Best European fund" awards from both Lipper and Standard & Poors. To further leverage Nordea's distribution capacity, regulatory approval has been obtained for a new investment fund. This new SICAV structure will be launched during the second quarter and will initially consist of three sub-funds, based on existing and tested in-house investment concepts. The product will complement the existing fund range, thereby supporting the product differentiation strategy of EFD, and it will become the platform for Nordea's cross-border alternative funds in Europe.

AuM in Nordic Private banking increased by EUR 1.4bn to EUR 29.2bn of which 0.8bn was due to inflow. Nordic Private Banking is in the process of implementing a complete streamlining of the private banking concept in the four Nordic markets, thereby reducing complexity and enabling full sharing of best practices across markets.

In International Wealth Management AuM increased by EUR 0.2bn to EUR 7.6bn as a result of asset appreciation. Two new guaranteed structured products were launched in the first quarter.

AuM in Institutional asset management increased by 0.3bn to EUR 22.1bn. A small net inflow was registered mainly in fixed-income-products. Nordea's strong track record within fixed income management is now being leveraged to achieve a breakthrough with regard to winning fixed-income mandates from non-Nordic clients.

Investment performance was generally above benchmarks in the first quarter. Specifically, Nordea's growth-tilted Thematic equity products also performed well compared to the broad indices. This follows a prolonged period in which the "value" investment style has been in favour.

The re-focusing within Life & Pensions towards a growth-oriented strategy continues to yield results. In the first quarter net written premiums was EUR 789m, up 23% compared to first quarter 2004. AuM increased by EUR 0.7bn to EUR 30.4bn during the quarter. Premium growth was strong in particular in Denmark, Norway and Poland. Unit link products continue to show the strongest growth. The overall investment return within Life was 1.7% during the first quarter.

Result

Income from Asset Management activities was EUR 146m in the first quarter, 3% lower than in the fourth quarter when transaction related income was strong. The income margin declined during the first quarter from 60basis points to 56 basis points. The income margin consists of the management fee margin, which was stable during the quarter, and transaction margin, which declined during the quarter due to the lower transaction activity. Compared to first quarter of 2004, income rose by 7%.

Expenses within asset management activities decreased by 10% to EUR 79m including distribution expenses. Compared to first quarter 2004, expenses rose marginally due to investments within the prioritised growth areas. The product result in Asset Management increased by 6% to EUR 67m.

In Life & Pensions, the product result including distribution expenses was EUR 48m – on par with the result in the fourth quarter. Both the risk and the cost result contributed positively to the life result – the latter in spite of the expansion of business activity that has raised cost somewhat over the last couple of quarters. Financial buffers were stable at 5.8% of life provisions.

Asset Management & Life volumes, inflow and margins

EURbn	Q1 2005	Q1 Inflow	Total Q4 2004	Q3 2004	Q2 2004	Q1 2004
Nordic Retail funds[1]	39.3	1.5	37.2	35.6	34.9	32.7
European Fund Distribution	7.1	0.2	6.7	5.9	5.6	5.1
Private Banking Activities						
Nordic Private Banking	29.2	0.8	27.8	26.3	25.8	25.5
International Wealth Management	7.6	0.0	7.4	6.9	6.8	6.8
Institutional clients	22.1	0.0	21.8	22.5	22.3	23.9
Life & pensions [1]	30.4	0.2	29.7	28.5	27.9	27.9
Total	135.8	2.7	130.6	125.7	123.3	121.9

[1] Pension pools (3.3bn in the first quarter) are included in Life & Pensions. Previously these were reported as part of Nordic Retail Funds. Historical data has been restated.

Key figures per quarter – Asset Management activities

EURm	**Q1 2005**	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Net interest income	**9**	9	9	9	9
Net fee and commission income	**130**	136	120	116	121
Net gains/losses on items at fair value	**4**	4	1	6	5
Equity method	**0**	0	0	0	0
Other income	**3**	2	2	3	2
Total income	**146**	**151**	**132**	**134**	**137**
Staff costs	-29	-29	-26	-24	-25
Other expenses	-21	-29	-22	-24	-23
Depreciations etc.	0	-1	-1	-1	-1
Operating expenses	**-50**	**-59**	**-49**	**-49**	**-49**
Estimated distribution expenses in Retail Banking	**-29**	-29	-28	-28	-29
Product result	**67**	**63**	**55**	**57**	**59**
of which income within Retail Banking	***59***	*56*	*58*	*55*	*56*
Margins[1]					
Income margins (bps)	**56**	60	54	56	59
Operating expenses margin (bps)	**-19**	-24	-20	-20	-21
Distribution expenses margin (bps)	**-11**	-11	-11	-12	-12
Result margin (bps)	**25**	25	23	23	26
Cost/income ratio, %	**54**	58	58	58	57
Economic capital	**113**	156	131	133	136
Assets under management, EURbn	**136**	131	126	123	122
Number of employees (full-time equivalents)	**850**	831	829	793	786

[1] Margins calculated using average AuM for Asset Management activities excl. Nordic Private Banking activities. In the first quarter 2005 these were EUR 104.6bn.

Key figures per quarter – Life activities

EURm	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Profit drivers					
Traditional insurance:					
Fee contribution/profit sharing	**30**	24	22	39	40
Contribution from cost result	**1**	1	1	-1	0
Contribution from risk result	**5**	2	5	5	1
Inv. return on shareholder's Equity	**3**	2	4	0	4
Other profits	**3**	15	8	8	4
Total Profit Traditional	**42**	44	40	51	49
Total profit Unit linked	**10**	9	10	8	7
Estimated distribution expenses in Retail Banking	**-4**	-4	-3	-2	-3
Total Product Result	**48**	**49**	**47**	**57**	**53**
of which income within Retail Banking	*22*	*33*	*22*	*18*	*17*
Key figures					
Premiums written, net of reinsurance	**789**	784	490	613	643
of which from Traditional business	**590**	585	391	422	491
of which from Unit-linked business	**198**	198	99	190	152
Total operating expenses	**28**	40	25	25	26
Investment assets:					
Bonds	**15,864**	15,254	15,227	14,730	15,065
Equities	**2,969**	2,722	2,790	2,750	2,644
Alternative investments	**1,515**	1,968	1,236	1,210	1,148
Property	**2,416**	2,408	2,248	2,217	2,200
Unit linked	**4,316**	4,095	3,897	3,843	3,721
Total investment assets	**27,080**	26,447	25,398	24,750	24,778
Investment return %	**1.7**	3.6	1.9	-0.4	3.2
Technical provisions	**25,860**	25,236	24,116	23,824	23,642
of which financial buffers	**1,175**	1,177	856	933	1,058
Economic capital	**872**	791	848	803	837
Number of employees (full time equivalents)	**979**	984	987	1,002	1,011

Group Treasury

- **Low volatility in financial markets**
- **Tier 1 instruments successfully issued**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Market conditions

Financial markets were characterised by low interest rates and low volatility in the first quarter.

Business development

The funding situation of Nordea continues to be strong.

On 1 February Moody's placed the B Financial Strength Rating of Nordea Bank Danmark A/S under review for a possible upgrade.

In the first quarter, Nordea issued a Tier 1 instrument through a private placement equivalent to approx. EUR 145m. In April Nordea successfully issued USD 600m Tier 1 instrument in the US market. Nordea was able to benefit from the positive momentum in the US market and consequently able to launch and price the deal within the same day.

At the end of March, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 11m compared to EUR 42m at the end of the fourth quarter following active risk management.

The structural interest income risk (SIIR) which shows the effect on net interest income in the next 12 months was EUR 123m assuming increasing market rates by 100 basis points and EUR -150m assuming decreasing market rates by 100 basis points. At the end of the fourth quarter the corresponding figures were EUR 192m and EUR -200m. The reduction of the SIIR risk is a result of the asset-liability management related to Retail Banking deposits now being fully implemented.

The risk related to equities, calculated as VaR, was EUR 34m compared to EUR 37m at the end of December. The VaR figure comprises all equities including listed, unlisted and private equity.

IFRS

Nordea is applying the EU-carve out version of IAS 39 for hedge accounting. Nordea is mainly using fair value hedges.

Result

The investment return in Group investment is defined as the net of return on investment after subtracting a funding cost, defined as the expected average medium-term risk-free return over time. In 2005, the funding cost is 3%.

Operating profit in Group Investment was EUR 3m compared to EUR 33m in the fourth quarter. Operating profit in Group Funding was EUR 19m compared to EUR 27m in the fourth quarter.

Group Treasury operating profit by main area

EURm	Total Q1 2005	Total Q4 2004	Group Investment Q1 2005	Group Investment Q4 2004	Group Funding Q1 2005	Group Funding Q4 2004
Net interest income	39	37	-11	-14	50	51
Net fee and commission income	-1	-1	-1	-1	0	0
Net gains/losses on items at fair value	-15	38	9	52	-24	-14
Equity method	0	0	0	0	0	0
Other operating income	10	0	10	0	0	0
Total income incl. allocations	**33**	**74**	**7**	**37**	**26**	**37**
Staff costs	-3	-4	-1	-1	-2	-3
Other expenses	-8	-10	-3	-3	-5	-7
Depreciations etc.	0	0	0	0	0	0
Expenses incl. allocations	**-11**	**-14**	**-4**	**-4**	**-7**	**-10**
Operating profit	**22**	**60**	**3**	**33**	**19**	**27**

Group Treasury key figures per quarter

EURm	**Q1 2005**	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Total operating income	**33**	74	18	-16	67
Total operating expenses	**-11**	-14	-12	-11	-12
Operating profit	**22**	**60**	**6**	**-27**	**55**
Cost/income ratio, %	**33**	**19**	**67**	neg.	**18**
Bonds, EURm	**16,116**	16,261	16,481	15,656	15,811
Equities, EURm	**343**	367	321	384	399
Investments, EURm	**16,459**	16,628	16,802	16,040	16,210
Number of employees (full-time equivalents)	**97**	98	99	100	101

Quarterly development

EURm	Note	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Net interest income		897	920	875	846	854
Net fee and commission income	1	453	467	443	450	434
Net gains/losses on items at fair value		115	179	63	77	216
Equity method		13	15	15	16	9
Other income		104	65	54	73	56
Total operating income		**1,582**	**1,646**	**1,450**	**1,462**	**1,569**
General administrative expenses:	2					
Staff costs		-515	-523	-492	-487	-519
Other expenses		-353	-413	-334	-380	-339
Depreciation of tangible and intangible assets		-34	-43	-39	-41	-45
Total operating expenses		**-902**	**-979**	**-865**	**-908**	**-903**
Loan losses		6	10	2	3	-42
Disposals of tangible and intangible assets		2	0	0	300	0
Operating profit		**688**	**677**	**587**	**857**	**624**
Income tax expense		-193	-201	-149	-152	-165
Net profit		**495**	**476**	**438**	**705**	**459**
Earnings per share (EPS)		0.18	0.17	0.16	0.25	0.16
EPS, rolling 12 months up to period end		0.76	0.74	0.65	0.73	0.63

Note 1 Net fee and commission income, EURm	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Loans and receivables	71	66	65	65	68
Guarantees and documentary payments	17	25	26	29	26
Life insurance	57	47	40	41	42
Investment products / services	163	169	159	149	142
Deposits, payments and e-services	171	184	180	179	174
Brokerage	57	49	50	51	55
Other commission income	41	42	42	35	31
Fee and commission income	**577**	**582**	**562**	**549**	**538**
Life insurance	-23	-20	-12	-12	-15
Payments and e-services	-37	-44	-45	-42	-36
Other commission expenses	-64	-51	-62	-45	-53
Fee and commission expenses	**-124**	**-115**	**-119**	**-99**	**-104**
Net fee and commission income	**453**	**467**	**443**	**450**	**434**

Note 2 General administrative expenses, EURm	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Staff[1]	500	508	477	472	504
Profit sharing	15	15	15	15	15
Information technology[2]	116	120	109	113	117
Marketing	22	40	19	23	14
Postage, telephone and office expenses	52	54	48	51	54
Rents, premises and real estate expenses	84	95	84	91	76
Other	79	104	74	102	78
Total	**868**	**936**	**826**	**867**	**858**

[1] Variable salaries were EUR 32m in Q1 2005 (Q4 2004: EUR 33m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q1 2005, including staff etc, but excluding IT expenses in insurance operations, were EUR 164m (Q4 2004: EUR 182m).

Segment reporting

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations include the unallocated results of the four group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury), Group Credit and Risk Control and Group Legal and Compliance. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Figures are disclosed and consolidated using end of period and average currency rates in conformity with the statutory reporting. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on economic capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking.

When allocating income and costs between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and receivables to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds-transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arm's length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

In 2005, segment reporting has been affected by changed principles for allocation of costs in Markets and in Group IT, moved responsibility for certain customers between CIB and Retail Banking as well as changed principles for the capital benefit rate now being equal to the investment return target set for Group Investment (3.0% in 2005 and 3.3% in 2004). Historical information has been restated accordingly.

EURm	Retail Banking Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Corporate and Institutional Banking Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Asset Management Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Customer responsible units															
Net interest income	739	766	727	716	726	105	108	95	101	100	9	9	9	9	9
Net fee and commission income	301	320	297	287	288	80	81	95	77	79	67	77	60	57	61
Net gains/losses on items at fair value	50	49	40	52	45	76	57	43	27	97	4	4	1	6	5
Equity method	3	17	4	3	4	7	6	5	3	5	0				0
Other income	14	8	10	21	11	2	5	2	8	3	3	2	2	3	2
Total operating income	**1,107**	**1,160**	**1,078**	**1,079**	**1,074**	**270**	**257**	**240**	**216**	**284**	**83**	**92**	**72**	**75**	**77**
of which allocations	*154*	*178*	*137*	*154*	*146*	*-71*	*-87*	*-56*	*-75*	*-72*	*-60*	*-58*	*-60*	*-56*	*-59*
General administrative expenses															
Staff costs	-260	-274	-259	-263	-262	-77	-70	-69	-76	-79	-26	-26	-23	-22	-23
Other expenses	-358	-386	-345	-363	-351	-58	-72	-68	-66	-62	-21	-29	-22	-22	-22
Depreciations of tangible and intagible assets	-9	-9	-12	-12	-12	-3	-3	-3	-3	-2	0	-1	-1	-1	0
Total operating expenses	**-627**	**-669**	**-616**	**-638**	**-625**	**-138**	**-145**	**-140**	**-145**	**-143**	**-47**	**-56**	**-46**	**-45**	**-45**
of which allocations	*-248*	*-237*	*-220*	*-232*	*-205*	*-37*	*-43*	*-48*	*-54*	*-49*	*4*	*6*	*3*	*3*	*3*
Loan losses	7	23	6	6	-17	15	17	18	8	8	0	0	0	0	0
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit	**487**	**514**	**468**	**447**	**432**	**147**	**129**	**118**	**79**	**149**	**36**	**36**	**26**	**30**	**32**
Balance sheet, EURbn															
Loans and receivables	135	132	128	125	121	31	27	24	26	24	2	2	2	2	2
Other assets	21	27	24	26	24	64	60	56	55	57	2	3	1	1	2
Total assets	**156**	**159**	**152**	**151**	**145**	**95**	**87**	**80**	**81**	**81**	**4**	**5**	**3**	**3**	**4**
Deposits	74	73	70	69	69	27	25	21	22	18	4	4	3	3	3
Other liabilities	77	81	77	77	71	66	60	57	57	61	0	1	0	0	1
Total liabilities	151	154	147	146	140	93	85	78	79	79	4	5	3	3	4
Allocated equity	5	5	5	5	5	2	2	2	2	2	0	0	0	0	0
Total liabilities and allocated equity	**156**	**159**	**152**	**151**	**145**	**95**	**87**	**80**	**81**	**81**	**4**	**5**	**3**	**3**	**4**
Other segment items															
Capital expenditure, EURm	8	2	3	3	2	0	1	0	0	1	1	1	1	1	0
Product result											67	63	55	57	59

	Life Insurance					Group Treasury					Group Functions and Eliminations				
EURm **Customer responsible units**	**Q1 2005**	**Q4 2004**	**Q3 2004**	**Q2 2004**	**Q1 2004**	**Q1 2005**	**Q4 2004**	**Q3 2004**	**Q2 2004**	**Q1 2004**	**Q1 2005**	**Q4 2004**	**Q3 2004**	**Q2 2004**	**Q1 2004**
Net interest income	0	0	0	0	0	39	37	24	25	11	5	0	20	-5	8
Net fee and commission income	19	4	16	18	20	-1	-1	-2	-2	-2	-13	-14	-23	13	-12
Net gains/losses on items at fair value	3	15	2	17	11	-15	38	-10	-52	55	-3	16	-13	27	3
Equity method	0	0	0	0	0	0	0	0	0	0	3	-8	6	10	0
Other income	36	41	35	31	35	10	0	6	13	3	39	9	-1	-3	2
Total operating income	**58**	**60**	**53**	**66**	**66**	**33**	**74**	**18**	**-16**	**67**	**31**	**3**	**-11**	**42**	**1**
of which allocations	*-22*	*-33*	*-22*	*-18*	*-17*	*0*	*2*	*2*	*1*	*1*	*-1*	*-2*	*-2*	*-4*	*1*
General administrative expenses															
Staff costs	-16	-19	-15	-15	-15	-3	-4	-1	-2	-2	-133	-130	-125	-109	-138
Other expenses	-12	-20	-10	-9	-10	-8	-10	-11	-9	-10	104	104	122	89	116
Depreciations of tangible and intagible assets	0	-1	0	-1	-1	0	0	0	0	0	-22	-29	-23	-24	-30
Total operating expenses	**-28**	**-40**	**-25**	**-25**	**-26**	**-11**	**-14**	**-12**	**-11**	**-12**	**-51**	**-55**	**-26**	**-44**	**-52**
of which allocations	*0*	*0*	*0*	*0*	*0*	*-4*	*-2*	*-2*	*-2*	*-8*	*285*	*276*	*267*	*285*	*259*
Loan losses	0	0	0	0	0	0	0	0	0	0	-16	-30	-22	-11	-33
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	2	0	0	300	0
Operating profit	**30**	**20**	**28**	**41**	**40**	**22**	**60**	**6**	**-27**	**55**	**-34**	**-82**	**-59**	**287**	**-84**
Balance sheet, EURbn															
Loans and receivables	0	0	0	0	0	2	0	0	2	1	0	0	0	1	0
Other assets	27	26	25	25	26	14	17	17	14	15	-14	-18	-15	-15	-14
Total assets	**27**	**26**	**25**	**25**	**26**	**16**	**17**	**17**	**16**	**16**	**-14**	**-18**	**-15**	**-14**	-14
Deposits	0	0	0	0	0	2	0	0	0	2	0	2	3	4	2
Other liabilities	26	25	24	24	25	14	17	17	16	14	-18	-25	-22	-22	0
Total liabilities	26	25	24	24	25	16	17	17	16	16	-18	-23	-19	-18	-17
Allocated equity	1	1	1	1	1	0	0	0	0	0	4	5	4	4	3
Total liabilities and allocated equity	**27**	**26**	**25**	**25**	**26**	**16**	**17**	**17**	**16**	**16**	**-14**	**-18**	**-15**	**-14**	**-14**
Other segment items															
Capital expenditure, EURm	0	2	0	1	0	0	0	0	0	0	2	37	8	26	36
Product result	**48**	**49**	**47**	**57**	**53**										

Income statement

EURm	Note	Q1 2005	Q1 2004	Full year 2004
Operating income				
Interest income		*2,055*	*1,970*	*7,964*
Interest expense		*-1,158*	*-1,116*	*-4,469*
Net interest income		897	854	3,495
Fee and commission income		*577*	*538*	*2,230*
Fee and commission expense		*-124*	*-104*	*-436*
Net fee and commission income		453	434	1,794
Net gains/losses on items at fair value	2	115	216	535
Profit from companies accounted for under the equity method		13	9	55
Dividends		0	1	11
Other operating income		104	55	237
Total operating income		**1,582**	**1,569**	**6,127**
Operating expenses				
General administrative expenses:				
Staff costs		-515	-519	-2,021
Other expenses		-353	-339	-1,466
Depreciation, amortisation and impairment charges of tangible and intangible assets		-34	-45	-168
Total operating expenses		**-902**	**-903**	**-3,655**
Loan losses	3	6	-42	-27
Disposals of tangible and intangible assets		2	0	300
Operating profit		**688**	**624**	**2,745**
Income tax expense		-193	-165	-667
Net profit		**495**	**459**	**2,078**
Attributable to:				
Shareholders of Nordea Bank AB (publ)		494	458	2,075
Minority interest		1	1	3
		495	**459**	**2,078**
Earnings per share, EUR		0.18	0.16	0.74
Earnings per share, after full dilution, EUR		0.18	0.16	0.74

Balance sheet

EURm	Note	31 Mar 2005	31 Dec 2004	31 Mar 2004
Assets				
Cash and balances with central banks		1,839	4,585	4,421
Treasury bills and other eligible bills		11,121	12,758	9,524
Loans and receivables to credit institutions	5	22,335	20,628	20,309
Loans and receivables to the public	5	170,112	161,295	148,208
Interest-bearing securities		30,442	27,869	35,170
Shares		9,578	8,898	7,624
Derivatives	6	23,619	26,697	19,242
Fair value changes of the hedged items in portfolio hedge of interest rate risk		198	409	-
Shares in associated undertakings		594	559	569
Intangible assets		2,077	2,081	2,058
Tangible assets		434	449	1,025
Investment property		2,558	2,484	2,267
Deferred tax assets		459	454	532
Prepaid expenses and accrued income		1,523	1,623	1,277
Other assets		7,346	6,808	5,947
Total assets		**284,235**	**277,597**	**258,173**
Of which assets customer bearing the risk		*4,651*	*5,276*	*4,322*
Liabilities				
Deposits by credit institutions		30,433	30,159	25,729
Deposits and borrowings from the public		105,229	104,704	92,152
Liabilities to policyholders		24,115	22,191	21,978
Debt securities in issue		66,986	61,011	66,020
Derivatives	6	23,326	27,075	18,828
Fair value changes of the hedged items in portfolio hedge of interest rate risk		228	334	-
Current tax liabilities		212	153	96
Other liabilities		11,713	10,081	13,132
Accrued expenses and prepaid income		2,048	2,003	2,048
Deferred tax liabilities		614	623	530
Provisions		171	192	187
Retirement benefit obligations		531	545	521
Subordinated liabilities		6,141	5,818	5,680
Total liabilities		**271,747**	**264,889**	**246,901**
Equity				
Minority interests		14	13	14
Core equity				
Share capital		1,128	1,128	1,160
Other reserves		5,459	5,212	5,756
Retained earnings		5,887	6,355	4,342
Total core equity		**12,474**	**12,695**	**11,258**
Total equity		**12,488**	**12,708**	**11,272**
Total liabilities and equity		**284,235**	**277,597**	**258,173**
Assets pledged for own liabilities		23,324	23,003	27,733
Other assets pledged		3,644	3,369	3,097
Contingent liabilities		14,162	13,955	13,612
Commitments		1,725,772	1,587,512	1,452,333

Other notes

Note 4 Classification of financial instruments

Note 7 Capital adequacy

Movements in shareholders' equity

EURm	Attributable to shareholders of Nordea Bank AB (publ) Share capital[1]	Other reserves	Retained earnings	Minority interests	Total
Balance at end of year, at 31 December 2004	**1,128**	**5,471**	**6,066**	**13**	**12,678**
Change in accounting policies:					
IAS 39 Loan loss provisions			70		70
IAS 39 Financial instruments			-40		-40
Other opening balance issues			0		0
Balance at end of year, at 31 December 2004, restated	**1,128**	**5,471**	**6,096**	**13**	**12,708**
Net change in available-for-sale investments, net of tax					0
Net change in cash flow hedges, net of tax					0
Currency translation differences		-12	-9		-21
Purchases of own shares[2,3]			-694		-694
Net profit for the period			494	1	495
Balance at 31 March 2005	**1,128**	**5,459**	**5,887**	**14**	**12,488**

EURm	Attributable to shareholders of Nordea Bank AB (publ) Share capital[1]	Other reserves	Retained earnings	Minority interests	Total
Balance at end of year, at 31 December 2003	**1,160**	**5,822**	**5,195**	**-**	**12,177**
Change in accounting policies:					
IAS 1 Minority interests				13	13
IAS 19 Pension			-183		-183
IAS 36 Impairment of assets			-29		-29
Other opening balance issues			-15		-15
Balance at end of year, at 31 December 2003, restated	**1,160**	**5,822**	**4,968**	**13**	**11,963**
Currency translation differences		-35	-58		-93
Dividend for 2003			-696		-696
Transfers between other reserves and retained earnings[4]		323	-323		0
Purchases of own shares[2,3]		-354	-7		-361
Net profit for the period			458	1	459
Balance at 31 March 2004	**1,160**	**5,756**	**4,342**	**14**	**11,272**

[1] Total shares registered was 2,847 million (31 Dec 2004: 2,847 million, 31 Mar 2004: 2,928 million).

[2] Refers to the change in the trading portfolio and Nordeas shares within portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at 31 Mar 2005 was 10.0 million (31 Mar 2004: 3.6 million, 31 Dec 2004: 6.7 million).

[3] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was as at 31 Mar 2005 202.4 million (31 Dec 2004: 111.7 million, 31 Mar 2004: 145.0 million). The average number of own shares Jan-Mar 2005 was 149.7 million (Jan-Dec 2004: 128.7 million, Jan-Mar 2004: 102.6 million).

[4] Due to the merger of Nordea Bank AB (publ) and Nordea Bank Sweden AB (publ).

Cash-flow statement

EURm	Jan-Mar 2005	Jan-Mar 2004
Operating activities		
Operating profit	688	624
Adjustments for items not included in cash flow	58	1,111
Income taxes paid	-160	-245
Cash flow from operating activities before changes in operating assets and liabilities'	586	1,490
Changes in operating assets and liabilities		
Change in treasury bills and other eligible bills	1,637	2,511
Change in loans and receivables to credit institutions	-1,566	4,833
Change in loans and receivables to public	-8,833	-3,171
Change in interest bearing securities	-2,501	-793
Change in shares	-715	-785
Change in derivatives, net	-645	-1,552
Change in other assets	-531	-344
Change in deposits by credit institutions	274	-3,373
Change in deposits and borrowings from the public	525	-3,406
Change in liabilities to policyholders	1,924	751
Change in debt securities in issue	5,975	1,102
Change in other liabilities	1,631	1,005
Cash flow from operating activities	-2,239	-1,732
Investing activities		
Acquisition of tangible assets	-14	-31
Sale of tangible assets	8	96
Acquisition of intangible assets	-3	-6
Purchase/sale of other financial fixed assets	13	-1
Cash flow from investing activities	4	58
Financing activities		
Issued/amortised subordinated liabilities	323	565
Repurchase of own shares incl change in trading portfolio	-694	-361
Cash flow from financing activities	-371	204
Cash flow for the period	**-2,606**	**-1,470**
Cash and cash equivalents at beginning of period	**6,922**	**8,211**
Exchange rate difference	1	-25
Cash and cash equivalents at end of period	**4,317**	**6,716**
Change	**-2,606**	**-1,470**

Cash and cash equivalents	Jan-Mar	Jan-Mar
The following items are included in cash and cash equivalents (EURm):	2005	2004
Cash and balances with central banks	1,839	4,421
Loans and receivables to credit institutions, payable on demand	2,478	2,295

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and receivables to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements
Note 1 Accounting policies

Basis for presentation
Nordea's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) endorsed by the EU. These statements are presented in accordance with IAS 34 "Interim Financial Reporting".

The disclosure requirements in IFRS 1 "First-time Adoption of International Financial Reporting Standards" have been applied when presenting the changes to the financial statements following the adoption of IFRS. In order to facilitate comparisons, opening balances as of 1 January 2005, based on IFRS, have been reported as closing balances as of 31 December 2004. The comparative figures under IFRS presented by Nordea for 2004, do not include the standards IFRS 4 "Insurance Contracts" and revised IAS 39 "Financial Instruments" in accordance with IFRS 1. These standards came into force on 1 January 2005. As Nordea has not based its relevant business operations on the principles of IFRS 4 and IAS 39 during 2004, remeasured figures would not provide meaningful information.

Changed accounting policies
In the Annual report for 2004 Swedish GAAP was applied. The main differences between Swedish GAAP and IFRS principles affecting the financial statements of Nordea are:

IAS 1, Presentation of Financial Statements
According to Swedish GAAP minority interests were deducted from equity and separately disclosed. In accordance with IAS 1 and IAS 27 minority interests are now included as a separate component in equity.

IFRS 3, Business Combinations and IAS 27 Consolidated and Separate Financial Statements
Under Swedish GAAP (FFFS Regulations) certain exceptions from full consolidation have previously been permitted, the major exception being the life insurance business. Life was earlier disclosed in one line in the income statement and in separate lines for assets and liabilities respectively in the balance sheet, but is now consolidated line-by-line. Group undertakings that are not credit institutions, securities companies or insurance companies were earlier consolidated in accordance with the equity method. Following the implementation of IFRS these are now consolidated line-by-line.

Goodwill acquired in business combinations is no longer amortised. As previously impairment tests are performed at least on a yearly basis.

IFRS 4, Insurance Contracts
Implementation of IFRS 4 and IAS 39 has affected the measurement and classification of assets and liabilities in the life insurance business. Fair value measurement is, however, already the main valuation principle in Nordea's life insurance business.

Following the implementation of IFRS 4 certain commission expenses are amortised due to DAC-standard (Deferred Acquisition Costs), the effect on the income statement is minor.

IAS 36, Impairment of Assets
Compared to Swedish GAAP (based on a previous version of IAS 36), this standard has been revised during 2003. These changes have affected the opening balance as of 1 January 2004.

IAS 39, Financial Instruments
Classification of financial instruments
Each financial instrument within the scope of IAS 39 has been classified into one of the following categories in accordance with the standard:

Financial assets
- Financial assets at fair value through profit or loss
  - Held for trading
  - Financial assets designated upon inception as measured at fair value through profit or loss
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets

Financial liabilities
- Held for trading
- Other financial liabilities

The classification is the basis for how each financial instrument is measured in the balance sheet and how changes in its fair value is recognised.

Financial assets at fair value through profit or loss and financial liabilities held for trading are measured at fair value and changes in fair values are recognised directly in the income statement.

Financial assets classified as available for sale are also measured at fair value. However, effects of changes in interest rates are recognised directly in equity as a separate component (revaluation reserves). Other changes in fair value are recognised in the income statement.

Financial assets classified as loans and receivables, held to maturity investments as well as other financial liabilities are measured at amortised cost.

Recognition and derecognition of financial instruments
Financial assets and financial liabilities are recognised in the balance sheet when Nordea becomes a party to the contractual provisions of the financial instrument.

A financial asset is derecognised when the contractual rights to the cash flow from the financial asset expire, or when the financial asset is sold.

A financial liability is removed from the balance sheet when it is extinguished, meaning when the obligation specified in the contract is discharged, cancelled or expired.

Derivatives, quoted securities and foreign exchange transactions are recognised and derecognised using trade date accounting.

Interest income from impaired loans

Implementation of IAS 39 regarding impairment means that the interest income from impaired loans is recognised as interest income, calculated at the effective interest rate, while the value of a loan at the time of impairment is calculated based on net present value of future cash flows. This means that interest income and impairment losses are showing increases of the same magnitude. The net effect on reported profits is expected to be marginal.

Loan loss provisions

General loan loss provisions are not allowed under IAS 39. The standard instead requires impairment to be identified in groups of loans with similar risk characteristics. Consequently, Nordea has partly reclassified general provisions to group-wise provisions (collective impairment). Remaining general provisions after reclassification have been dissolved.

Hedge accounting

Following the implementation of IAS 39 all derivatives are measured at fair value, also those that previously were accounted for under deferral hedge accounting requirements. Fair value hedge accounting is applied, meaning that both the hedged instrument and the hedged item are measured at fair value, with changes in fair values recognised directly in the income statement. The effectiveness of the hedging relationships is consequently measured and evaluated and any ineffectiveness is affecting the income statement.

Mortgage loans and related issued bonds

The Danish mortgage loans and closely related issued mortgage bonds in the fully owned subsidiary Nordea Kredit Realkreditaktieselskab are measured at fair value, in line with the principles applied in the subsidiary. These items have not affected the equity in the opening balance 1 January 2005. Uncertainty remains with respect to whether the annual accounts for 2005 can reflect fair value measurement of issued bonds. Issued Danish mortgage bonds are included in the classification category “Held for trading”.

Effects of IFRS

The application of IFRS has had the following effects on net profit, and equity balance sheets for comparative figures:

EURm	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Year 2004
Net profit under Swedish GAAP	**434**	**398**	**664**	**418**	**1,914**
IAS 1, Minority interests	+1	+1	0	+1	+3
IFRS 3, Goodwill amortisation	+41	+39	+41	+40	+161
Net profit under IFRS	**476**	**438**	**705**	**459**	**2,078**

EURm	1 Jan 2005	31 Mar 2004	1 Jan 2004
Equity under Swedish GAAP	**12,549**	**11,262**	**11,994**
IAS 1, Minority interests	+13	+13	+13
IFRS 3, Goodwill amortisation	+161	+41	-
IAS 36, Impairment of assets	-29	-29	-29
IAS 39, Loan loss provisions	+70	-	-
IAS 39, Financial instruments	-40	-	-
Other	-16	-15	-15
Equity under IFRS	**12,708**	**11,272**	**11,963**

Balance sheet, EURm	Swedish GAAP 31 Dec'03	IAS 19	IAS 27/ FRS 3	IAS 36	IAS 1 and Other	IFRS GAAP 1 Jan'04
Assets						
Treasury bills and other interest-bearing securities	12,016	0	0	0	0	12,016
Loans and receivables to credit institutions	29,037	0	3	0	-307	28,733
Loans and receivables to the public	145,644	0	344	0	-641	145,347
Interest bearing securities and shares	20,001	0	19,827	0	1,150	40,978
Derivatives	18,941	0	0	0	0	18,941
Other assets	36,551	0	-19,606	-29	-174	16,742
Total assets	**262,190**	**0**	**568**	**-29**	**28**	**262,757**
Liabilities and equity						
Deposits by credit institutions	28,753	0	342	0	7	29,102
Deposits and borrowings from the public	95,556	0	3	0	-1	95,558
Liabilities to policyholders	0	0	21,227	0	0	21,227
Debt securities in issue	64,380	0	538	0	0	64,918
Derivatives	19,918	0	0	0	0	19,918
Subordinated liabilities	5,115	0	0	0	0	5,115
Other liabilities and minority interests	36,291	183	-21,559	0	54	14,969
Core equity	12,177	-183	17	-29	-32	11,950
Total liabilities and equity	**262,190**	**0**	**568**	**-29**	**28**	**262,757**

Balance sheet, EURm	Swedish GAAP 31 Dec'04	IAS 27/ IFRS 3	IAS 36	IAS 39	Other	IFRS GAAP 1 Jan'05
Assets						
Treasury bills and other interest-bearing securities	12,797	0	0	-39	0	12,758
Loans and receivables to credit institutions	20,614	2	0	14	-2	20,628
Loans and receivables to the public	161,148	9	0	164	-26	161,295
Interest bearing securities and shares	15,355	21,528	0	-106	-10	36,767
Derivatives	26,367	0	0	330	0	26,697
Other assets	39,759	-20,915	-29	514	123	19,452
Total assets	**276,040**	**624**	**-29**	**877**	**85**	**277,597**
Liabilities and equity						
Deposits by credit institutions	30,153	0	0	0	6	30,159
Deposits and borrowings from the public	104,424	280	0	0	0	104,704
Liabilities to policyholders	0	22,191	0	0	0	22,191
Debt securities in issue	59,296	1,646	0	70	-1	61,011
Derivatives	26,677	0	0	398	0	27,075
Subordinated liabilities	5,818	0	0	0	0	5,818
Other liabilities and minority interests	37,123	-23,642	0	379	84	13,944
Core equity	12,549	149	-29	30	-4	12,695
Total liabilities and equity	**276,040**	**624**	**-29**	**877**	**85**	**277,597**

IFRS in 2005

Amendment to IAS 39

The IASB has issued a preliminary draft of the new approach of the fair value option during the first quarter 2005. Nordea is monitoring the development of these changes as they are expected to be implemented and endorsed by the EU in the autumn of 2005 with potential effect as from 1 January 2005.

Additional information

Additional information about the implementation of IFRS is found in Nordea's Annual Report 2004 and on Nordea's website (www.nordea.com/IR).

Exchange rates

	Jan-Mar 2005	Jan-Dec 2004	Jan-Mar 2004
EUR 1 = SEK			
Income statement (average)	9.0842	9.1276	9.1964
Balance sheet (at end of period)	9.1529	9.0153	9.2613
EUR 1 = DKK			
Income statement (average)	7.4431	7.4385	7.4491
Balance sheet (at end of period)	7.4494	7.4390	7.4439
EUR 1 = NOK			
Income statement (average)	8.2435	8.3725	8.6241
Balance sheet (at end of period)	8.2067	8.2484	8.4296
EUR 1 = PLN			
Income statement (average)	4.0143	4.5297	4.7952
Balance sheet (at end of period)	4.0839	4.0746	4.7462

Note 2 Net gains/losses on items at fair value, EURm	Jan-Mar 2005	Jan-Mar 2004
Shares/participations and other share-related instruments	21	46
Interest-bearing securities and other interest-related instruments	127	176
Other financial instruments	-92	-2
Life insurance	3	11
of which		
Premium income, Life insurance	*713*	*581*
Investments, Life insurance	*442*	*639*
Change in technical provisions, Life insurance	*-599*	*-598*
Change in claims paid, Life insurance	*-537*	*-433*
Change in collective bonus potentials, Life insurance	*-16*	*-178*
Foreign exchange gains/losses	56	-15
Total	**115**	**216**

Note 3 Loan losses, EURm	Jan-Mar 2005	Jan-Mar 2004
Loan losses divided by category		
Write-downs and provisions for loans and receivables to the public	-91	-128
Reversals and recoveries for loans and receivables to the public	97	86
Total	**6**	**-42**
Specifications		
Specific provisions for individually assessed loans		
Realised loan losses during the period	-57	-70
Reversed amount of previous provisions made for realised losses during the period	44	54
This period's provisions for probable loan losses	-65	-86
Recoveries of previous periods' realised loan losses	21	16
Reversals of provisions for probable loan loss no longer required	57	55
This period's costs for individually assessed loans, net	0	-31
Provisions for groups of significant loans		
Allocation to reserve	-3	-16
Withdrawal from reserve	4	-
This period's change of provisions for groups of significant loans	1	-16
Provisions for groups of non-significant loans		
Realised loan losses during the period	-2	-3
Recoveries of previous periods' realised loan losses	3	5
Allocation to reserve	0	0
Withdrawal from reserve	0	1
This period's net costs of provisions for groups of non-significant loans	1	3
Transfer risks		
Allocation to reserve for transfer risks	-8	-7
Withdrawal from reserve for transfer risks	10	8
This period´s change of provisions for transfer risks	2	1
Contingent liabilities		
Net cost for redemption of guarantees and other contingent liabilities	1	0
This period's net cost for redemption of guarantees and other contingent liabilities	**1**	**0**
Change in value of assets taken over for protection of claims	1	1
Loan losses	**6**	**-42**

Note 4 Classification of financial instruments, EURm

31 March 2005 **Financial assets**	Held for trading	Assets at fair value	Loans and receivables	Held to maturity	Available for sale	Total
Cash and balances with central banks			1,839			1,839
Treasury bills and other eligible bills	11,112		9			11,121
Loans and receivables to credit institutions	9,344		12,991			22,335
Loans and receivables to the public	7,185	22,345	140,582			170,112
Interest-bearing securities	16,212	12,978		1,252		30,442
Derivatives	23,619					23,619
Shares	9,571	7				9,578
Total	**77,043**	**35,330**	**155,421**	**1,252**	**0**	**269,046**

31 March 2005 **Financial liabilities**	Held for trading	Liabilities at fair value	Other financial liabilities	Total
Deposits by credit institutions			30,433	30,433
Deposits and borrowings from the public			105,229	105,229
Liabilities to policyholders, investment contracts	1,325			1,325
Debt securities in issue	19,088		47,898	66,986
Derivatives	23,236			23,236
Other liabilities	4,494		7,219	11,713
Subordinated liabilities			6,141	6,141
Total	**48,143**	**0**	**196,920**	**245,063**

Note 5 Loan portfolio and its impairment

EURm	31 Mar 2005	31 Dec 2004	31 Mar 2004
Loans and receivables to credit institutions	22,335	20,628	20,309
Loans and receivables to the public	170,112	161,295	148,208
Total	**192,447**	**181,923**	**168,517**

Loan portfolio by categories of borrowers

31 March 2005, EURm	Credit institutions	Corporates	Households	Public sector	Total
Loans before reserves	**22,335**	**92,471**	**75,589**	**3,709**	**194,104**
- of which impaired loans	-	1,649	437	11	2,097
- of which non-performing loans, which are not impaired and where interest is accrued	-	39	12	-	51
- of which non-performing loans, which are impaired	-	666	249	11	926
- of which performing loans, which are impaired	-	983	188	-	1,171
Reserves	**-**	**-1,390**	**-266**	**-1**	**-1,657**
- of which reserves for impaired loans	-	-1,390	-266	-1	-1,657
- of which reserves for non-performing loans, which are impaired	-	-407	-78	-1	-486
- of which reserves for performing loans, which are impaired	-	-983	-188	-	-1,171
Loans at book value	**22,335**	**91,081**	**75,323**	**3,708**	**192,447**
- of which impaired loans	-	259	171	10	440
- of which non-performing loans, which are not impaired and where interest is accrued	-	39	12	-	51
- of which non-performing loans, which are impaired	-	259	171	10	440
- of which performing loans, which are impaired	-	-	-	-	-

Specification of reserves					
Specific reserves for individually assessed loans	-	-1,078	-201	-1	-1,280
Reserves for groups of significant loans	-	-312	-	-	-312
Reserves for groups of non-significant loans	-	-	-65	-	-65
Total reserves	**-**	**-1,390**	**-266**	**-1**	**-1,657**

Note 5, continued

31 December 2004, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans before reserves	**20,628**	**85,541**	**73,769**	**3,691**	**183,629**
- of which impaired loans	-	1,738	509	2	2,249
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	13	-	53
- of which non-performing loans, which are impaired	-	781	309	1	1,091
- of which performing loans, which are impaired	-	957	200	1	1,158
Reserves	**-**	**-1,376**	**-329**	**-1**	**-1,706**
- of which reserves for impaired loans	-	-1,376	-329	-1	-1,706
- of which reserves for non-performing loans, which are impaired	-	-419	-129	-	-548
- of which reserves for performing loans, which are impaired	-	-957	-200	-1	-1,158
Loans at book value	**20,628**	**84,165**	**73,440**	**3,690**	**181,923**
- of which impaired loans	-	362	180	1	543
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	13	-	53
- of which non-performing loans, which are impaired	-	362	180	1	543
- of which performing loans, which are impaired	-	-	-	-	-
Specification of reserves					
Specific reserves for individually assessed loans	-	-1,035	-276	-1	-1,312
Reserves for groups of significant loans	-	-341	-	-	-341
Reserves for groups of non-significant loans	-	-	-53	-	-53
Total reserves	**-**	**-1,376**	**-329**	**-1**	**-1,706**

31 March 2004, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans before reserves	**20,309**	**80,458**	**66,638**	**3,041**	**170,446**
- of which impaired loans	-	2,090	524	1	2,615
- of which non-performing loans, which are not impaired and where interest is accrued	-	42	13	3	58
- of which non-performing loans, which are impaired	-	1,060	314	1	1,375
- of which performing loans, which are impaired	-	1,030	210	1	1,241
Reserves	**0**	**-1,584**	**-344**	**-1**	**-1,929**
- of which reserves for impaired loans	0	-1,584	-344	-1	-1,929
- of which reserves for non-performing loans, which are impaired	0	-555	-134	0	-689
- of which reserves for performing loans, which are impaired	-	-1,030	-210	-1	-1,241
Loans at book value	**20,309**	**78,874**	**66,294**	**3,040**	**168,517**
- of which impaired loans	0	506	180	0	686
- of which non-performing loans, which are not impaired and where interest is accrued	-	42	13	3	58
- of which non-performing loans, which are impaired	0	505	180	1	686
- of which performing loans, which are impaired	-	-	-	-	-
Specification of reserves					
Specific reserves for individually assessed loans	0	-1,164	-284	-1	-1,449
Reserves for groups of significant loans	-	-420	-	-	-420
Reserves for groups of non-significant loans	-	-	-60	-	-60
Total reserves	**0**	**-1,584**	**-344**	**-1**	**-1,929**

	31 Mar 2005	31 Dec 2004	31 Mar 2004
Reserves/impaired loans, gross, %	79	76	74
Impaired loans, gross/loans and receivables to the public, gross,%	1.2	1.4	1.7

Assets taken over for protection of claims, EURm	31 Mar 2005	31 Dec 2004	31 Mar 2004
Current assets			
Land and buildings	1	1	2
Shares and other participations	3	3	1
Other assets	0	0	0
Total	**4**	**4**	**3**

Note 6 Derivatives, EURm

31 March 2005	Assets Fair value	Liabilities Fair value	Total Nom value
Derivatives held for trading			
Interest rate derivatives	18,071	17,596	1,147,274
Equity derivatives	273	265	8,153
Foreign exchange derivatives	4,162	4,500	421,089
Other derivatives	435	446	20,437
Total	**22,941**	**22,807**	**1,596,953**
Derivatives used for hedging			
Interest rate derivatives	389	344	49,325
Equity derivatives	52	52	1,688
Foreign exchange derivatives	237	123	22,609
Other derivatives	0	0	10
Total	**678**	**519**	**73,632**
Derivatives, total			
Interest rate derivatives	18,460	17,940	1,196,599
Equity derivatives	325	317	9,841
Foreign exchange derivatives	4,399	4,623	443,698
Other derivatives	435	446	20,447
Total	**23,619**	**23,326**	**1,670,585**

Note 7 Capital adequacy	31 Mar 2005	31 Dec 2004	31 Mar 2004
Tier 1 capital, EURm[1]	10,343	10,596	9,210
Capital base, EURm[1]	13,569	13,743	12,559
Risk-weighted assets, EURbn	153	145	135
Tier 1 capital ratio, %[1]	6.8	7.3	6.8
Total capital ratio, %[1]	8.9	9.5	9.3

[1] Including the result for the first three months.

- A conference call with management will be arranged on 27 April 2005 at 17.00, CET. (Please dial +44 (0) 207 769 6432, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on the Internet (www.nordea.com). A slide presentation is available on the Internet.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Boo Ehlin, Chief Communication Officer, Sweden	+46 8 614 8464	(or +46 70 264 71 65)

Financial calendar:

Nordea will publish financial reports on the following dates:

24 August - interim report for the second quarter
26 October - interim report for the third quarter

Wednesday 27 April 2005

Lars G Nordström
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 516406-0120

www.nordea.com

Notice to General Meeting: Items 1 and 2

Copenhagen, Helsinki, Oslo, Stockholm, 1 March 2005 1(8)

Annual General Meeting of Nordea on 8 April

The Board of Directors of Nordea Bank AB (publ) has today summoned its shareholders to the Annual General Meeting to be held on Friday, 8 April 2005, in Aula Magna, Stockholm University at 10.00 (CET). Shareholders can also participate through telecommunication in Copenhagen at Bella Center at 10.00 (CET) and in Helsinki at Messukeskus at 11.00 (Finnish time).

The notice convening the Annual General Meeting is published in Dagens Nyheter, Post- och Inrikes Tidningar, Svenska Dagbladet, Berlingske Tidende, Jyllands-Posten, Statstidende, Helsingin Sanomat and Hufvudstadsbladet. The notice is also available on Nordea's website www.nordea.com.

For further information:
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 79 16

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million Nordic customers and 1,198 branch offices. The Nordea Group is a world leader in Internet banking, with 4 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

The shareholders of Nordea Bank AB (publ) are hereby summoned to the Annual General Meeting of Shareholders on Friday 8 April 2005

The annual general meeting will be held at 10.00 Swedish time in the Aula Magna, Stockholm University, Frescativägen 10, Stockholm.

The shareholders may also participate in the annual general meeting through telecommunication
- at 11.00 Finnish time in the Messukeskus, Messuaukio 1, Helsinki
- at 10.00 Danish time in the Bella Center, Center Boulevard 5, Copenhagen.

Registration of participation at the annual general meeting will be terminated at the opening of the annual general meeting.

The premises will open at 08.15 local time in both Stockholm and Copenhagen, and at 09.15 local time in Helsinki. At 09.00 in Copenhagen and Stockholm and 10.00 in Helsinki, the executive management will hold an information meeting and will then answer questions from the shareholders.

Common instructions to all shareholders

Shareholders who wish to participate in the annual general meeting shall be entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 29 March 2005. The following shareholders therefore must temporarily re-register their shares in their own names with VPC AB in Sweden to be entitled to participate at the annual general meeting.
- Shareholders whose shares are held in trust in Sweden
- Shareholders who are holders of Finnish Depositary Receipts in Finland
- Shareholders who are holders of shares registered in Værdipapircentralen in Denmark

Such re-registration will be completed at VPC AB in Sweden by 29 March 2005. This means that the shareholder shall, in good time prior to this date, inform the trustee about this.

Instructions to holders of shares registered in VPC AB in Sweden

Notification of participation in the annual general meeting shall be made to Nordea Bank AB (publ) (the "Bank") at the latest on 4 April 2005 at 13.00 Swedish time at the following address: Nordea Bank AB (publ), Custody Operations, A 204, SE-105 71 Stockholm, or by telephone +46 8 614 97 10, or by fax: +46 8 791 76 45, or on the Internet at the following address: www.nordea.com.

Instructions to holders of Finnish Depositary Receipts (FDR) in Finland

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 23 March 2005 at 16.00 Finnish time to Nordea Bank Finland Apb, 2698 Corporate Actions, 00020 Nordea, or by telephone +358 9 165 51398 or +358 9 165 51406 or fax +358 9 637 256, or on the Internet at the following address: www.nordea.com.

Shareholders, whose shares are registered in the shareholders' own names with VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 4 April 2005 at 14.00 Finnish time in the above-mentioned manner.

Instructions to holders of shares registered in Værdipapircentralen in Denmark

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 23 March 2005 at 12.00 noon Danish time to one of Nordea Bank Danmark's branch offices, or to Nordea Bank Danmark A/S, Issuer Services, H.H., P.O. Box 850, 0900 Copenhagen C, or by telephone +45 33 33 33 01 or fax +45 33 33 10 31, or on the Internet at the following address: www.nordea.com.

At the re-registration, each shareholder should state in which financial institute the shares are registered and the account number.

Shareholders, whose shares are registered in the shareholders' own names with VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 4 April 2005 at 13.00 Danish time in the above-mentioned manner.

Other information

When giving notice of participation, each shareholder should state in which place participation will take place.

Shareholders, who have their shares registered in more than one country, should state this at the time of notification of participation.

Representation by proxy
Shareholders, who are represented by a proxy, shall issue a written, dated proxy for the representative. The proxy is valid for one year after its execution. The proxy in original should be presented to the Bank at one of the above-mentioned addresses in good time prior to the annual general meeting. If the proxy is issued by a legal entity, a certified copy of the registration certificate or an equivalent certificate of authority shall be submitted.

Advisers
Shareholders or their proxies may bring at most two advisers to the annual general meeting. An adviser to a shareholder may be brought to the annual general meeting only if the shareholder gives notice the Bank of the number of advisers in the manner mentioned above in connection with the shareholder's notification of participation.

Proposed agenda

1. Election of a chairman for the general meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of at least one minutes checker.
5. Determination whether the general meeting has been duly convened.
6. Submission of the annual report and consolidated accounts, and of the audit report and the group audit report.
   In connection herewith: presentation of the board of directors' work and speech by the Group CEO.
7. Adoption of the income statement and the consolidated income statement, and the balance sheet and the consolidated balance sheet.
8. Decision on dispositions of the Bank's profit according to the adopted balance sheet.
9. Decision regarding discharge from liability for the members of the board of directors and the managing director.
   (The auditor recommends discharge from liability)
10. Determination of the number of board members.
11. Determination of fees for board members and auditors.
12. Election of board members and chairman of the board.
13. The nomination committee's proposal for a decision on the establishment of a nomination committee.
14. The board of directors' proposal for a decision on amendment to § 3 of the articles of association.
15. The board of directors' proposal for a decision on reduction of share capital.
16. The board of directors' proposal for a decision on authorisation for the board of directors to decide on acquisition of shares in the Bank.
17. The board of directors' proposal for a decision on the purchase of own shares according to chapter 4 section 5 of the Swedish Securities Business Act (1991:981)
18. Approval of the board of directors' proposal regarding the principles for remuneration and other terms of employment for Group Executive Management.

Decision Proposals etc

1. Election of a chairman for the general meeting

The nomination committee's proposal: Claes Beyer, member of the Swedish Bar Association.

8. Dispositions of the Bank's profit according to the adopted balance sheet

The board of directors and the managing director propose that the amount of 4,162,098,616 euro, which is at the annual general meeting's disposal according to the Bank's balance sheet, should be disposed so that 765,756,663 euro is distributed to the shareholders as dividend and 3,396,341,953 euro is carried forward. Accordingly, it is proposed that the dividend should amount to 0,28 euro per share, and further, that the record date for dividend should be 13 April 2005. With this record date, the dividend is scheduled to be sent out by VPC AB on 20 April 2005.

10. Determination of the number of board members

The nomination committee's proposal: The number of board members, for the period until the end of the next annual general meeting of shareholders, shall be eleven.

11. Determination of fees for board members and auditors

The nomination committee's proposal: Fees for the board members shall be paid, partly as a fixed amount per member, and partly as remuneration for extraordinary board meeting and for committee meeting in which the member participates. By extraordinary board meeting is meant a meeting in addition to the eleven ordinary meetings that the board holds until the next annual general meeting of shareholders. Remuneration shall not be paid to members who are employed by the Nordea Group.

Remuneration shall amount to 220,000 euro for the chairman, and 90,000 euro for the vice chairman and 70,000 euro per member to other members. In addition, remuneration shall be paid for extraordinary board meetings in the amount of 1,000 euro per meeting and for committee meetings 1,000 euro per meeting.

The nomination committee's proposal: The auditor's fee shall be paid as per account.

Shareholders representing approximately 40 per cent of the votes of all shares in the Bank have declared their support of the proposals.

12. Election of board members and the chairman of the board

The nomination committee's proposal: For the period until the end of the next annual general meeting of shareholders Kjell Aamot, Harald Arnkværn, Hans Dalborg, Gunnel Duveblad, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström, Jørgen Høeg Pedersen, Timo Peltola and Maija Torkko shall be re-elected as board members, and Anne Birgitte Lundholt shall be elected as board member. For the period until the end of the next annual general meeting of shareholders, Hans Dalborg shall be elected chairman. If Hans Dalborg's assignment as chairman of the board is discontinued prematurely, the board of directors shall elect a new chairman.

Shareholders representing approximately 40 per cent of the votes of all shares in the Bank have declared their support of the proposal.

13. Establishment of a nomination committee

The nomination committee's proposal: The general meeting, for the period until the end of the next annual general meeting, decides to establish a nomination committee with the task to present at the coming general meeting, where election shall take place of board member and/or auditor and/or

decision shall be made regarding fees for board member and/or auditor, proposals to the general meeting for such decisions. The nomination committee shall consist of the chairman of the board of directors and four other members. The committee shall elect its chairman among themselves. The chairman of the board may not serve as chairman of the nomination committee. Shareholders with the four largest shareholdings in the Bank shall be entitled to appoint one member each. The nomination committee is entitled to co-opt a maximum of three persons who in respect of the work of the committee possess the required knowledge and experience of the social, business and cultural conditions that prevail in the regions and market areas in which the group's main business operations are conducted. Co-opted members do not participate in the nomination committee's decisions. The committee will be constituted on the basis of the known shareholding in the Bank as per 30 September 2005. A co-opted member is entitled to remuneration from the Bank for work carried out as well as compensation for costs incurred, as decided by the committee.

Shareholders representing approximately 40 per cent of the votes of all shares in the Bank have declared their support of the proposal.

14. Amendment to § 3 of the articles of association

§ 3

Current wording

The object of the company is to conduct banking business.

The company may carry on business according to Chapter 2 sections 1 and 2 of the Banking Business Act (1987:617), including the following lines of business:

1. deposits and advances of money,
2. issuing of guarantees,
3. payment agency,
4. providing of means of payment,
5. credit agency,
6. factoring,
7. financial leasing of movable property,
8. securities business in accordance with the Security Business Act (1991:981),
9. business in accordance with the Security Funds Act (1990:1114),
10. pension savings business in accordance with the Individual Pension Savings Act (1993:931),
11. executor and trustee business,
12. leasing of bank- and service safe-deposit boxes and acceptance of securities and valuables for safe custody,
13. furnishing of credit information,
14. foreign exchange trading,
15. documentary credit business,
16. company guidance and agency for purchases and sales of companies,
17. debt-collection business,
18. agency for purchases, sales and mortgaging of real property and site-leasehold rights,
19. management of real estate and site-leasehold rights,

Proposed wording

The object of the company is to conduct such banking business referred to in Chapter 1 section 3 of the Banking and Financing Business Act (SFS 2004:297). In this provision it is stated that banking business means business which includes:

1. payment services via general payment systems; and
2. receipt of funds which, following notice of termination, are available to the creditor within not more than 30 days.

The object of the company is further to conduct financing operations and operations naturally connected therewith in accordance with Chapter 7 section 1 of the Banking and Financing Business Act. According to these provisions the bank may, in its operations, *inter alia*:

1. borrow funds, for example by accepting deposits from the general public or issuing bonds or other comparable debt instruments;
2. grant and broker loans, for example in the form of consumer credit and loans secured by charges over real property or claims;
3. participate in financing, for example by acquiring claims and leasing personal property;
4. negotiate payments;
5. provide means of payment;
6. issue guarantees and assume similar obligations;
7. participate in the issuance of securities;
8. provide financial advice;
9. hold securities in safekeeping;
10. conduct letters of credit operations;

20. trading in gold on behalf of customers,
21. accounting services,
22. transportation of valuables,
23. providing of information technology services,
24. acting as intermediary concerning insurance's,
25. providing of postal services after permit being granted.

The company shall further, in its capacity as parent company, attend to and be responsible for overarching functions in the group, such as management, supervision, risk management and staff functions.

11. provide bank safety deposit services;
12. engage in currency trading;
13. engage in securities operations subject to the conditions prescribed in the Securities Operations Act (SFS 1991:981); and
14. provide credit information subject to the conditions prescribed in Credit Information Act (SFS 1973:1173).

The company shall further, in its capacity as parent company, attend to and be responsible for overarching functions in the group, such as management, supervision, risk management and staff functions.

15. Reduction of share capital

The board of directors' proposal: The general meeting resolves that the share capital of the Bank shall be reduced by 55,548,131.94 euro, meaning that the share capital after the execution of the reduction will amount to 1,072,569,610.46 euro. The reduction shall be made through retirement, without repayment, of the 140,159,800 shares that have been repurchased and are being held by the Bank. The reduction capital shall be allocated to funds to be utilised pursuant to a resolution by a general meeting of shareholders.

16. Authorisation of the board of directors to decide on acquisition of shares in the Bank

The board of directors' proposal: The general meeting authorises the board of directors, for the period until the next annual general meeting of shareholders, to decide on acquisitions of shares in the Bank on a stock exchange where the Bank's shares are listed, or by means of an acquisition offer directed to all shareholders in the Bank, up to a number resulting in that the Bank's holding of shares in the Bank will not at any time exceed one-tenth of the total number of shares in the Bank. Acquisitions shall be paid for primarily with money from funds appropriated by an annual general meeting in connection with the reduction of share capital through the retirement of previously repurchased shares. The board of directors declares that the Bank's earning capacity remains strong and that a successively strengthened capital situation can be expected. The aim of the acquisition of own shares is to return funds to the shareholders and accordingly increase the long-term result per share.

17. Purchase of own shares according to chapter 4, section 5 of the Swedish Securities Business Act (1991:981)

The board of directors' proposal: The general meeting resolves that the Bank, in order to facilitate its securities business, up until the next annual general meeting of shareholders, may purchase own shares according to chapter 4 section, 5 of the Swedish Securities Business Act (1991:981). However, with the limitation that such shares must never exceed one per cent of the total number of shares in the Bank. The aggregate number of own shares held by the Bank must never exceed ten per cent of the total number of shares in the Bank. The price for acquired shares shall equal the market price prevailing at the time of the acquisition.

18. The principles for remuneration and other terms of employment for Group Executive Management.

The board of directors' proposal: Nordea shall adhere to the remuneration levels and terms of employment that are required to recruit and retain an executive management with competence and capacity to attain the set goals. A fixed salary is paid for satisfactory work. In addition, it shall be possible to offer variable salary, which rewards clearly goal-related performance in a simple and transparent structure. Variable salary must not in general exceed 50 per cent of a fixed salary and will depend on the extent to which previously agreed targets have been fulfilled. Variable salaries are determined by the extent to which personal goals have been fulfilled in combination with the level of return on equity achieved or other financial targets.

Non-monetary benefits shall facilitate members of the management in their work performance and should correspond to what may be considered reasonable in relation to established practice in the market. Pension conditions shall also be adapted to conditions on the market in relation to the situation in the country where the member of the executive management permanently resides. Notice and severance pay may not all in all exceed 24 months' pay.

The above principles shall include the managing director and the managers who report to him and who are also members of Group Executive Management.

The general meeting of shareholders 2004 decided to establish a nomination committee whose task it is to draw up proposals for the election of board members and, where appropriate, auditors as well as remuneration to the board members and auditors. The nomination committee has comprised Eva Halvarsson, representative of the Swedish state as a shareholder, Staffan Grefbäck, representative of Alecta pension insurance as a shareholder, Mogens Hugo Jørgensen, representing Nordea Danmark-fonden as a shareholder, Hans Dalborg, chairman of the board of directors, and Juha Rantanen, appointed by the committee. Eva Halvarsson has served as the committee's chairman.

Shareholders in the nomination committee have submitted proposals according to items 1 and 10-13 on the proposed agenda.

The accounts and the auditor's report and the complete proposals regarding items 13-18, along with the report of the nomination committee's work, will be available at the Bank, address Hamngatan 10, Stockholm, Sweden, and at Nordea Bank Finland Abp, address Alexanterinkatu 36 B, Helsinki, Finland, and at Nordea Bank Danmark A/S, address Strandgade 3, Copenhagen C as from 23 March 2005, and will be sent free of charge to shareholders requesting such information and stating their postal address. The documents will also be available on the Bank's home page on the Internet at the address www.nordea.com from the same date.

Stockholm, March 2005
The Board of Directors

Annual General Meeting of Nordea on 31 March 2004

The Board of Directors of Nordea Bank AB (publ) has today summoned its shareholders to the Annual General Meeting to be held on Wednesday 31 March 2004 at 14.00 Swedish time in Aula Magna, Stockholm University. Shareholders can participate in the meeting via telecommunication at 14.00 Danish time at Bella Center in Copenhagen and at 15.00 Finnish time at Dipoli in Espoo.

The notice convening the Annual General Meeting is published in Dagens Nyheter, Post- och Inrikes Tidningar, Svenska Dagbladet, Berlingske Tidende, Jyllands-Posten, Statstidende, Helsingin Sanomat and Hufvudstadsbladet. The notice is also available on Nordea's website www.nordea.com.

For further information:
Erik Evrén, Chief Information Officer Sweden, +46 8 614 86 11

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,224 branch offices. The Nordea Group is a world leader in Internet banking, with 3.7 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Nordea

The shareholders of Nordea Bank AB (publ) are hereby summoned to the Annual General Meeting of Shareholders on Wednesday 31 March 2004

The annual general meeting will be held at 2.00 p.m. Swedish time in the Aula Magna, Stockholm University, Frescativägen 10, Stockholm.

The shareholders may also participate in the annual general meeting through telecommunication

- at 3.00 p.m. Finnish time in the Dipoli, Otakaari 24, Otaniemi, Espoo
- at 2.00 p.m. Danish time in the Bella Center, Center Boulevard 5, Copenhagen.

Registration of participation at the annual general meeting will be broken off at the opening of the annual general meeting.

The premises will open at 12.15 p.m. local time in Copenhagen, at 12.30 p.m. local time in Stockholm and at 1.00 p.m. local time in Espoo. At 1.00 p.m. in Copenhagen and Stockholm and 2.00 p.m. in Espoo respectively the executive management will hold an information meeting and will then answer questions from the shareholders.

Common instructions to all shareholders

Shareholders who wish to participate in the annual general meeting shall be entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 19 March 2004. The following shareholders therefore have to temporarily re-register their shares in their own names in VPC AB in Sweden in order to be entitled to participate in the annual general meeting.

- Shareholders whose shares are held in trust in Sweden
- Shareholders who are holders of Finnish Depositary Receipts in Finland
- Shareholders who are holders of shares registered in Værdipapircentralen in Denmark

Such re-registration shall be completed at VPC AB in Sweden by 19 March 2004. This means that the shareholder shall, in good time prior to this date, inform the trustee about this.

Instructions to holders of shares registered in VPC AB in Sweden

Notification of participation in the annual general meeting shall be made to Nordea Bank AB (publ) (the Bank) at the latest on 25 March 2004 at 1.00 p.m. Swedish time to the following address: Nordea Bank AB (publ), Custody Operations, C 02, SE-105 71 Stockholm, or by telephone +46 8 614 97 10, or by fax: +46 8 791 76 45, or on the Internet at the following address: www.nordea.com.

Instructions to holders of Finnish Depositary Receipts (FDR) in Finland

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 18 March 2004 at 4.00 p.m. Finnish time to Nordea Bank Finland Plc, 2698 Corporate Actions, 00020 Nordea, or by telephone +358 9 165 51398 or +358 9 165 51406 or fax +358 9 637 256, or on the Internet at the following address: www.nordea.com.

Shareholders, whose shares are registered in the shareholders' own names in VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 25 March 2004 at 2.00 p.m. Finnish time in the above-mentioned manner.

Nordea

Instructions to holders of shares registered in Værdipapircentralen in Denmark

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 18 March 2004 at 12.00 noon Danish time to one of Nordea Bank Danmark's branch offices, or to Nordea Bank Danmark A/S, Issuer Services, H.H., Box 850, 0900 Copenhagen C, or by telephone +45 33 33 33 01 or fax +45 33 33 10 31, or on the Internet at the following address: www.nordea.com.

At the re-registration, each shareholder should state in which financial institute the shares are registered and the account number.

Shareholders, whose shares are registered in the shareholders' own names in VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 25 March 2004 at 1.00 p.m. Danish time in the above-mentioned manner.

Other information

At the notification of participation, each shareholder should state in which place participation would take place.

Shareholders, who have their shares registered in more than one country, should state this at the time of the notification of participation.

Representative by a proxy
Shareholders, who participate through a representative by a proxy, shall issue a written, dated proxy for the representative. The proxy is valid for one year after its execution. The proxy in original should be presented to the Bank at one of the above-mentioned addresses in good time prior to the annual general meeting. If the proxy is issued by a legal entity, a certified copy of the registration certificate or an equivalent certificate of authority should be submitted.

Advisers
Shareholders or their representatives by proxies may bring at most two advisers. An adviser to a shareholder may be brought to the annual general meeting only if the shareholder gives notice the Bank of the number of advisers in the manner mentioned above in connection to shareholders' notification of participation.

Nordea

Proposed agenda

1. Election of a chairman for the general meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of at least one minutes checker.
5. Determination whether the general meeting has been duly convened.
6. Submission of the annual report and consolidated accounts and presentation of the audit report and the group audit report.
   In connection herewith: speech by the Group CEO and the board of directors' report regarding the board work and:
   - the remuneration committee's work and function, and the Bank's remuneration policy owing to questions from the shareholders The Swedish Shareholders' Association and AMF Pension,
   - the audit committee's work and function, and the handling of audit matters and accounting matters owing to questions from the shareholders The Swedish Shareholders' Association and AMF Pension and
   - the Bank's consultant costs and other costs paid to Nordea's auditor KPMG owing to a question from the shareholder Första AP-fonden.
7. Adoption of the income statement and the consolidated income statement and the balance sheet and the consolidated balance sheet.
8. Decision on dispositions of the Bank's profit according to the adopted balance sheet.
9. Decision regarding discharge from liability for the members of the board of directors and the managing director.
   (The auditor recommends discharge from liability)
10. The board of directors' proposal for a decision on amendment of § 7 of the articles of association.
11. Determination of the number of board members.
12. Determination of fees for board members and auditors.
13. Election of board members.
14. Decision on establishment of a nomination committee:
    - The nomination committee's proposal.
    - The Swedish Shareholders' Association's proposal.
15. The board of directors' proposal for a decision on reduction of share capital.
16. The board of directors' proposal for a decision on authorization for the board of directors to decide on acquisition of shares in the Bank.
17. The board of directors' proposal for a decision to purchase own shares according to chapter 4 section 5 of the Swedish Securities Business Act (1991:981)

Nordea

Decision proposals etc.

1. Election of a chairman for the general meeting

The board of directors' proposal: Claes Beyer, member of the Swedish Bar Association.

8. Dispositions of the Bank's profit according to the adopted balance sheet

The board of directors and the managing director propose that the amount of 4,274,536,175 Euro, which is at the annual general meeting's disposal according to the Bank's balance sheet, will be disposed so that 711,624,932 Euro is distributed to the shareholders as dividend and 3,562,911,243 Euro is carried forward. Accordingly, it is proposed that the dividend shall amount to 0.25 Euro per share, and further, that the record date for dividend shall be 5 April 2004. With this record date, the dividend is scheduled to be sent out by VPC AB on 14 April 2004.

10. Amendment of § 7 of the articles of association

§ 7

Current wording	Proposed wording
The board of directors shall consist of at least six and not more than fifteen members. The board members are elected at the annual general meeting of shareholders for the period extending to the end of the general meeting of shareholders *occurring during the second fiscal year after the year in which election took place.* --------	The board of directors shall consist of at least six and not more than fifteen members. The board members are elected at the annual general meeting of shareholders for the period extending to the end of the *next* general meeting of shareholders. --------

11. Determination of the number of board members

The nomination committee, consisting of Eva Halvarsson, representing the Swedish state as shareholder, Staffan Grefbäck, representing Alecta pensionsförsäkring as shareholder, and Povl Høier, representing Nordea Danmark-fonden as shareholder, and Hans Dalborg, chairman of the board of directors, and Juha Rantanen, appointed by the committee, proposes that the number of board members, for the period until the end of the next annual general meeting of shareholders, shall be eleven.

12. Determination of fees for board members and auditors

The nomination committee's proposal: Fees for the board members shall be paid with an unchanged total amount not exceeding 950,000 Euro, to be divided according to the board's decision.

The nomination committee's proposal: The auditor's fee shall be paid as per account.

Shareholders representing more than 40 per cent of the votes of all shares in the Bank have declared to be in support of the proposals.

13. Election of board members

At the annual general meeting of shareholders in 2003 Harald Arnkværn, Gunnel Duveblad, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström and Timo Peltola were elected board members for the period until the end of the annual general meeting of shareholders in 2005.

The nomination committee's proposal: For the period until the end of the next annual general meeting of shareholders Kjell Aamot, Hans Dalborg, Bernt Magnusson, Jørgen Høeg Pedersen and Maija Torkko shall be re-elected board members.

Shareholders representing more than 40 per cent of the votes of all shares in the Bank have declared to be in support of the proposal.

14. Establishment of a nomination committee

The nomination committee's proposal: The general meeting, for the period until the end of the next annual general meeting, decides to establish a nomination committee with the task to present at the coming general meeting, where election shall take place of board member and/or auditor and/or decision shall be made regarding fees for board member and/or auditor, proposals to the general meeting for such decisions. The nomination committee shall consist of the chairman of the board of directors and further at least three and at the most five members. The committee shall elect its chairman. The three shareholders that have the largest shareholdings in the Bank shall have the right to appoint one member each. In order to promote a composition of the committee that as far as possible reflects the total shareholding of the Bank, the chairman and the three other members may jointly appoint another one or two members. The committee will be constituted on the basis of the known shareholding in the Bank on 30 September 2004. A member of the committee shall have right to collect remuneration from the Bank for costs laid out in relation to the task. A member appointed by the committee and that does not represent its employer shall be entitled to reasonable remuneration from the Bank also for work carried out, as decided by the committee.

Shareholders representing more than 40 per cent of the votes of all shares in the Bank have declared to be in support of the proposal.

The Swedish Shareholders' Association's (Sveriges Aktiesparares Riksförbund) proposal: The nomination committee should consist of three up to five persons, independent from the company, appointed by the general meeting and representing the company's owners. A nomination committee appointed by the general meeting will ensure continuity in the nomination work and the legitimacy of the committee's work. A representative of the minor shareholders should be part of the committee.

15. Reduction of share capital

The board of directors' proposal: The general meeting resolves that the share capital of the Bank shall be reduced by 32,343,080.72 Euro, meaning that the share capital after the execution of the reduction will amount to 1,128,117,742.40 Euro. The reduction shall be made through retirement, without repayment, of the 81,608,500 shares that have been repurchased and are being held by the Bank. The reduction capital shall be allocated to funds to be utilised pursuant to a resolution by a general meeting of shareholders.

16. Authorization of the board of directors to decide on acquisition of shares in the Bank

The board of director's proposal: The general meeting authorizes the board of directors, for the period until the next annual general meeting of shareholders, to decide on acquisitions of shares in the Bank on a stock exchange where the Bank's shares are listed, or by means of an acquisition offer directed to all shareholders in the Bank, up to a number resulting in that the Bank's holding of

shares in the Bank not at any time will exceed one-tenth of the total number of shares in the Bank. The purpose of acquisitions shall be to re-distribute funds to the Bank's shareholders and in this way contribute to a more efficient utilization of the Bank's resources. Acquisitions shall primarily be paid for with means from funds reserved according to decisions by general meetings of shareholders on 11 April 2000, 24 April 2003 and according to item 15.

17. Purchase own shares according to chapter 4 section 5 of the Swedish Securities Business Act (1991:981)

The board of directors' proposal: The general meeting resolves that the Bank, in order to facilitate its securities business, up until the next annual general meeting of shareholders, may purchase own shares according to chapter 4 section 5 of the Swedish Securities Business Act (1991:981). However, with the limitation that such shares must never exceed three per cent of the total number of shares in the Bank. The aggregate number of own shares held by the Bank must never exceed ten per cent of the total number of shares in the Bank. The price for acquired shares shall equal the market price prevailing at the time of the acquisition.

The accounts and the auditor's report and the complete proposals regarding items 10, 14, 15, 16 and 17, along with the report of the nomination committee's work, will be available at the Bank, address Hamngatan 10, Stockholm, Sweden, and at Nordea Bank Finland Plc, address Alexanterinkatu 36 B, Helsinki, Finland, and at Nordea Bank Danmark A/S, address Strandgade 3, Copenhagen as from 16 March 2004, and will be sent to shareholders requesting such information and stating their postal address.

Stockholm, February 2004
The Board of Directors

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 23 February 2005

Year-end Report 2004

Strong result in 2004

- **Net profit 2004 up 28% to all-time high EUR 1,914m (EUR 1,490m in 2003)**
- **Operating profit up 26% to EUR 2,284m (EUR 1,812m)**
- **Total income up 1% to EUR 5,720m (EUR 5,639m), up 3% on a comparable basis**
- **Volume growth in all business areas**
- **Total costs down 5%**
- **Earnings per share at all-time high EUR 0.69 (EUR 0.51)**
- **Return on equity (excluding goodwill) 20.2% (16.7%)**

Strong income growth in the fourth quarter

- **Total income up 8% to EUR 1,504m (EUR 1,391m in third quarter)**
- **Operating profit up 16% to EUR 636m (EUR 548m in third quarter)**
- **Retail Banking increased operating profit for seventh quarter in a row**
- **Corporate and Institutional Banking's operating profit up 7%**
- **Assets under management up to all-time-high EUR 131bn; Asset Management result up 12%**
- **Positive net loan losses**

Strong capital position

- **Proposed dividend increased by 12% to EUR 0.28 (EUR 0.25), corresponding to a payout ratio of 40%**
- **Proposal to the AGM for new mandate to repurchase 10% of own shares**

Well positioned to capture growth

- **Increasing ambitions – new financial targets released in November**
- **Uniform customer programmes in all markets to further increase business with Nordea's large customer base**
- **Increased focus on customers and products**

"It is very encouraging that we continue to deliver strong results quarter after quarter. The 2004 result is a consequence of the efforts to focus on revenue growth, manage costs and leverage the advantages of size, scale and scope. For two consecutive years we have delivered total shareholder return ranking among the top three in our European peer group. The 8% increase in total income in the fourth quarter indicates that we are well positioned to capture growth opportunities and deliver on our increased ambition level ", says Lars G Nordström, President and Group CEO of Nordea.

Operational income statement

EURm	2004	2003	Change %	Q4 2004	Q3 2004	Change %
Net interest income	**3,510**	3,366	4	**912**	884	3
Net commission income	**1,639**	1,486	10	**434**	403	8
Trading income	**481**	567	-15	**135**	86	57
Other income	**90**	220	-59	**23**	18	28
Total income	**5,720**	**5,639**	**1**	**1,504**	**1,391**	**8**
Staff costs	**-1,892**	-2,101	-10	**-485**	-463	5
Profit sharing	**-60**	-46	30	**-15**	-15	0
Other expenses	**-1,532**	-1,526	0	**-425**	-359	18
Total expenses	**-3,484**	**-3,673**	**-5**	**-925**	**-837**	**11**
Profit before loan losses	**2,236**	**1,966**	**14**	**579**	**554**	**5**
Loan losses, net	**-27**	-363	-93	**10**	2	
Equity method	**48**	57	-16	**15**	15	0
Profit before investment earnings and insurance	**2,257**	**1,660**	**36**	**604**	**571**	**6**
Investment earnings, banking	**8**	170		**33**	-26	
Operating profit, life insurance	**180**	149	21	**40**	42	-5
Goodwill amortisation and write-downs	**-161**	-167	-4	**-41**	-39	5
Operating profit	**2,284**	**1,812**	**26**	**636**	**548**	**16**
Real estate sales and write-downs, net	**300**	-115		**-**	-	
Taxes	**-667**	-205		**-201**	-149	
Minority interests	**-3**	-2		**-1**	-1	
Net profit	**1,914**	**1,490**	**28**	**434**	**398**	**9**

Ratios and key figures

	2004	2003	Q4 2004	Q3 2004
Earnings per share, EUR	**0.69**	0.51	**0.16**	0.14
Share price[1], EUR	**7.43**	5.95	**7.43**	6.57
Shareholders' equity per share[1,2], EUR	**4.59**	4.28	**4.59**	4.47
Shares outstanding[1,2], million	**2,735**	2,846	**2,735**	2,783
Return on equity excluding goodwill[3], %	**20.2**	16.7	**18.0**	17.0
Return on equity, %	**15.7**	12.3	**13.9**	13.0
Loans and advances to the public[1], EURbn	**161**	146	**161**	154
Deposits and borrowings from the public[1], EURbn	**104**	96	**104**	97
Shareholders' equity[1,2], EURbn	**13**	12	**13**	12
Total assets[1], EURbn	**276**	262	**276**	262
Assets under management[1], EURbn	**131**	113	**131**	126
Cost/income ratio, banking[4], %	**60**	63	**60**	61
Cost/income ratio, excl investment earnings, %	**60**	64	**61**	60
Tier 1 capital ratio[1], %	**7.3**	7.3	**7.3**	7.6
Total capital ratio[1], %	**9.5**	9.3	**9.5**	10.1
Risk-weighted assets[1], EURbn	**145**	134	**145**	140
Number of employees (full-time equivalents)[1]	**28,929**	30,674	**28,929**	29,140

[1] End of period.

[2] Total shares registered was 2,847 million (31 Dec 2003: 2,928 million). Number of repurchased shares in Nordea Bank AB (publ) was 111.7 million (31 Dec 2003: 81.6 million). A reduction of share capital through cancellation of repurchased shares was registered on 26 October 2004. The reduction has been made through retirement without payment of 81.6 million shares repurchased in 2003. Average number of own shares Jan-Dec 2004 was 129 million (Jan-Dec 2003: 53 million). Average number of outstanding shares Jan-Dec 2004 was 2,789 million (Jan-Dec 2003: 2,921 million). Dilution is not applicable.

[3] Net profit before minority interests and goodwill amortisation/write-downs as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

[4] Total expenses divided by the sum of total income, equity method and investment earnings, banking.

Quarterly development

EURm	Note	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Net interest income		**912**	884	868	846	850
Net commission income	1	**434**	403	405	397	388
Trading income		**135**	86	104	156	125
Other income		**23**	18	27	22	36
Total income		**1,504**	**1,391**	**1,404**	**1,421**	**1,399**
Staff costs		**-485**	-463	-456	-488	-511
Profit sharing		**-15**	-15	-15	-15	-46
Other expenses		**-425**	-359	-378	-370	-416
Total expenses	2	**-925**	**-837**	**-849**	**-873**	**-973**
Profit before loan losses		**579**	**554**	**555**	**548**	**426**
Loan losses, net		**10**	2	3	-42	-84
Equity method		**15**	15	9	9	14
Profit before investment earnings and insurance		**604**	**571**	**567**	**515**	**356**
Investment earnings, banking		**33**	-26	-61	62	33
Operating profit, life insurance		**40**	42	51	47	40
Goodwill amortisation and write-downs		**-41**	-39	-41	-40	-46
Operating profit		**636**	**548**	**516**	**584**	**383**
Real estate sales and write-downs, net		**-**	-	300	-	-115
Taxes		**-201**	-149	-152	-165	-66
Minority interests		**-1**	-1	0	-1	0
Net profit		**434**	**398**	**664**	**418**	**202**
Earnings per share (EPS)		**0.16**	0.14	0.24	0.15	0.07
EPS, rolling 12 months up to period end		**0.69**	0.60	0.67	0.57	0.51

Note 1 **Net commission income**, EURm					
Brokerage	**42**	35	40	44	35
Asset management/investment funds	**142**	123	124	127	129
Issue of securities	**10**	11	6	7	5
Loans and advances	**87**	93	90	90	88
Deposits and payments	**210**	199	199	192	200
Foreign exchange	**12**	11	11	11	13
Other	**37**	36	43	31	29
Commission expenses	**-98**	-93	-91	-95	-94
Net commission income incl commission reported as trading income	**442**	**415**	**422**	**407**	**405**
Of which reported as trading income	**-8**	-12	-17	-10	-17
Net commission income	**434**	**403**	**405**	**397**	**388**

Note 2 **Expenses,** EURm					
Staff[1]	**485**	463	457	489	512
Profit sharing	**15**	15	15	15	46
Information technology[2]	**115**	105	108	112	136
Marketing	**39**	18	23	14	27
Postage, telephone and office expenses	**53**	46	50	52	56
Rents, premises and real estate expenses	**93**	83	89	75	87
Other	**129**	111	110	120	112
Expenses	**929**	**841**	**852**	**877**	**976**
Of which investment activities[3]	**-4**	-4	-3	-4	-3
Expenses	**925**	**837**	**849**	**873**	**973**

[1] Variable salaries were EUR 33m in Q4 2004 (Q3 2004: EUR 26m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q4 2004, including staff etc, but excluding IT expenses in insurance operations, were EUR 182m (Q3 2004: EUR 161m). Full year 2004 EUR 674m (2003: EUR 688m).

[3] Including staff costs.

The Group

Result summary 2004

Operating profit increased by 26% compared to 2003 and reached EUR 2,284m. Net profit increased by 28% to EUR 1,914m, a record result for Nordea.

Strong sales within the personal as well as corporate segment influenced revenues positively. Total revenues increased by 1%. Increased business volumes and active asset-liability management more than outweighed the negative effects of lower short-term interest rates on deposit margins and the competitive market environment. Excluding the non-recurring revenues in 2003, total revenues in 2004 increased by 3%.

Further efficiency gains were realised and costs were reduced by 5%. Loan losses were sharply reduced and the credit portfolio is considered to be of a good overall quality.

Income

Net interest income increased by 4% to EUR 3,510m supported by increasing volumes in most segments. Mortgage lending to personal customers expanded significantly and volumes increased by 15% to EUR 56bn. Nordea has increased its market shares within mortgage lending in all Nordic markets except Finland. Consumer lending to personal customers increased by 8% to EUR 17bn.

Lending to small and medium-sized corporates increased by 8% to EUR 59bn. In the large corporate sector, on-balance sheet lending was stable. In total, loans and advances to the public increased by 11% to EUR 161bn.

Increased price competition and customers' improved creditworthiness had a negative effect on lending margins in all segments even though margins were stable in the fourth quarter.

Deposits increased by 9% to EUR 104bn. Falling short-term interest rates had a negative impact on deposit margins compared to last year. The effect was mitigated by the active asset-liability management related to retail deposits. By the end of the year, approx. EUR 19bn had been hedged, representing approx. 2/3 of the targeted deposit volumes. The total positive net effect on net interest income in 2004 is approx. EUR 50m compared to 2003.

Net commission income increased by 10% to EUR 1,639m. Deposit and payments commissions increased by 5% to EUR 800m reflecting growth in the number of payment transactions, in particular card payments. Commissions from brokerage increased by 50% to EUR 161m following improved equity markets. Asset-management-related commissions increased by 10% to EUR 516m. Assets under management (AuM) increased by 16% to EUR 130.6bn.

Trading income decreased by 15% to EUR 481m. A very strong first quarter supported by volume growth in all segments was followed by declining trading income in the second and third quarter as a result of reduced customer activity and low volatility in the financial markets. In the fourth quarter, customer activity increased in all product areas and trading income improved.

Other income decreased by 59% to EUR 90m. In 2003, Nordea undertook a number of divestments in line with its strategy to focus on core business. This resulted in non-recurring gains of EUR 110m, increasing other income in that year.

Expenses

Total expenses continued to decrease and were reduced by 5% to EUR 3,484m which was clearly below the stated target of unchanged costs compared to 2003.

Staff costs decreased by 10% to EUR 1,892m. Underlying staff costs, adjusted for restructuring charges, variable salaries, currency fluctuations and outsourcing, were reduced by 6%. In 2004, the number of employees, measured by full-time equivalents, was reduced by 1,745 of which 220 as a result of outsourcing.

Other expenses were stable at EUR 1,532m. Underlying other costs were reduced by 2%.

The outsourcing of certain non-core activities has resulted in falling staff costs and an increase in other expenses. Information technology costs thus increased by 8% to EUR 440m. Total IT-related cost decreased by 2% in 2004. Marketing expenses increased by 15% during 2004 to EUR 94m as a result of intensified marketing activities mainly to personal customers. Expenses for rents and premises increased by 5% to EUR 340m. This includes provisions for future rents of vacant premises following the reduction of employees and more efficient use of office space. Other expenses, including travel, consultants etc decreased by 7% to EUR 470m.

The provision for profit-sharing amounted to EUR 60m in 2004 compared to EUR 46m in 2003 following the improved performance.

Loan losses

Loan losses amounted to EUR 27m compared to EUR 363m in 2003. Loan losses corresponded to 0.02% of total loans and guarantees. The credit portfolio is considered to have a good overall quality.

Investment earnings, banking
Investment earnings, banking, were EUR 8m compared to EUR 170m in 2003. The investment risk framework outlined on page 20 has a significant impact on the comparison year-on-year.

Life insurance
Operating profit from Life Insurance increased by 21% to EUR 180m reflecting the positive effects of the changed business model in the life business. The Life result has been stable on a high level throughout the year. Premiums written increased by 10% compared to 2003.

Equity method
Profit from companies accounted for under the equity method decreased by 16% to EUR 48m.

Real estate holdings
Nordea completed its real estate divestment process by the sale of central business district properties in Finland, Norway and Sweden in the second quarter. A gain of EUR 300m was reflected in the second quarter accounts 2004. In the fourth quarter 2003, a write-down of EUR 115m was reported. Nordea now owns no major properties.

Taxes
The effective tax rate amounted to 25.8% compared to 12.1% in 2003. In 2003, the tax rate was lowered by the deferred tax asset of EUR 300m as a result of the change in the Group's legal structure whereby a tax loss materialised in Nordea Bank Finland.

Net profit
Net profit amounted to EUR 1,914m corresponding to EUR 0.69 per share and a return on equity of 20.2% (excluding goodwill). Adjusted for the impact of the real estate gain in the second quarter, earnings per share were EUR 0.58 and return on equity was 17.4% (excluding goodwill). The corresponding numbers in 2003 were EUR 0.43 per share and a return on equity of 15.0%.

Result summary fourth quarter

The fourth quarter result was strong with growth in net interest income, net commissions, trading income as well as a significant recovery in investment earnings. The increase in expenses in the fourth quarter is mainly explained by restructuring costs and seasonal factors. Operating profit increased by 16 % compared to the third quarter to EUR 636m.

Income
Net interest income increased by 3% to EUR 912m in the fourth quarter supported by volume growth in mortgage lending and lending to SMEs. In addition, a reduced fee to the Bank Guarantee fund in Norway had a positive impact of EUR 6m. Lending margins were relatively stable in all segments.

Deposits increased by 8% to EUR 104bn. Deposit margins improved slightly supported by the active asset-liability management.

Net commission income increased by 8% to EUR 434m. Commissions from deposits and payments increased by 5% to EUR 210m. After a number of quarters with unchanged level of income, it is encouraging to see commissions from asset management increasing by 15% to EUR 142m as both transaction fees and management fees increased. Commissions from brokerage increased by 20% to EUR 42m supported by improving equity markets and strong growth in trading volumes on the Nordic stock exchanges.

After a fairly weak third quarter, trading income registered a significant improvement, up 57% to a high level of EUR 135m. FX-trading, fixed-income and structured products all contributed to the strong result.

Other income increased by 28% to EUR 23m reflecting several small capital gains.

Expenses
Total expenses increased by 11% to EUR 925m. The increase is explained by higher variable salaries, restructuring charges, provisions for future rents on vacant premises as well as a seasonal increase in expenses such as marketing, information technology, travelling and consultants. Costs in the fourth quarter were 5% below the same period last year.

Staff costs increased by 5% in the fourth quarter reflecting higher variable salaries and restructuring charges. The changes in the disability pension schemes under the Finnish Statutory Employment Pension Scheme ("TEL") had a positive impact on staff costs in the quarter. This effect was however, largely off-set by increased provisions for pensions and planned early retirement. The strong performance within Markets and Asset Management explains the increase in variable salaries. Underlying staff costs were unchanged in the fourth quarter.

Loan losses
Loan losses were positive at EUR 10m as reversals exceeded new provisions.

Investment earnings, banking
Investment earnings improved significantly to EUR 33m compared to a loss of EUR 26m in the third quarter. Investment return was 4.6% (annualised) following gains on both fixed-ncome and non-listed equity investments.

Life insurance
Profit from life insurance was stable at EUR 40m.

Net profit

Net profit was EUR 434m corresponding to EUR 0.16 per share, and a return on equity of 18% (excluding goodwill).

Credit portfolio

At the end of the year, impaired loans, net, amounted to EUR 543m representing 0.3% of total loans and advances to the public, compared to 0.5% one year ago.

Over the last 12 months, the share of household lending increased to 46% from 44%, representing a marked shift towards low risk and high quality assets. Within household lending, mortgage loans account for 77%.

There was no major change in the composition of the corporate loan portfolio during the year. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 23.4bn, representing 15% of the total portfolio.

Nordea share and shareholder's equity

During the year the share price of Nordea appreciated by 24.1% on the Stockholm Stock Exchange from SEK 54.00 on 30 December 2003 to SEK 67.00 on 30 December 2004. Total shareholder return in 2004 was 29.8%. Shareholders' equity amounted to EUR 12.5bn at the end of the year. Nordea has a strong capital position, reflected in the Tier 1 capital ratio of 7.3% and the total capital ratio of 9.5%, including the result for 2004.

The Board of Directors decided on 27 October 2004, within the framework of the authorisation by the Annual General Meeting, that the company would reactivate the repurchase programme to buy back up to a maximum of 139 million of its own shares (equivalent to approx. 5 per cent of the total number of shares).

Under the ongoing repurchase programme, Nordea Bank AB (publ) had repurchased 48.3 million shares by 31 December 2004. In addition, Nordea repurchased 28.5 million shares from 1 January 2005 to date, i.e. a total of 76.8 million out of the 139 million.

On 31 December 2004, Nordea Bank AB (publ) total holding of repurchased shares amounted to 111.7 of which 63.4 million bought under the Board decision in 2003. The Group's total holding of own shares amounted to 118.4 million including shares in the securities business operations.

New mandate to repurchase own shares

In order to increase the earnings per share in the long term by redistributing funds to the shareholders, the Board of Directors proposes to the AGM to renew the ten per cent authorisation to repurchase own shares on a stock exchange where the bank's shares are listed, or by means of an acquisition offer directed to all the bank's shareholders.

Dividend

The Board of Directors has proposed to the AGM a dividend of EUR 0.28 per share, corresponding to a payout ratio of 40% of net profit. This represents an increase of 12%, or EUR 0.03 per share.

The proposed record date for the dividend is 13 April 2005, and dividend payments are scheduled to be made on 20 April. The ex-dividend date for the Nordea share is 11 April.

Legal Structure

In 2004, Nordea took further steps to simplify its legal structure. The parent company, Nordea AB (publ), was granted a bank charter and thus changed its name to Nordea Bank AB (publ) on 30 January 2004. Nordea Bank Sweden was subsequently merged into Nordea Bank. The Swedish Financial Supervisory Authority approved the merger, which took effect on 1 March 2004.

The aim is that Nordea Bank AB (publ) will be converted into a European company, a "Societas Europaea", ("SE"), in accordance with the European Company Statute. The SE will be legally domiciled in Sweden and the conversion will be accomplished through mergers with the other banks in the Group. The conversion is conditional on, among other things, Nordea obtaining necessary approvals from the relevant authorities and is expected to lead to improved operational efficiency, reduced operational risk and complexity as well as enhanced capital efficiency.

Nordea is continuing the preparation for this conversion hence awaiting that the regulatory and legislative framework in Europe will come in place, particularly the EU Commission's review of issues relating to the operation of deposit guarantee schemes in the EU and EEA countries. Following a satisfactory solution to these challenges the final conversion process in itself is estimated to take up to one year from start to execution. Even though significant progress has been made, it is not realistic to expect the transformation to be completed at the end of 2005.

New financial targets and capital structure policy

In November 2004, the Board of Directors decided on revised financial targets for Nordea in the period 2005 through 2007.

Total shareholder return, %

In the top quartile of European peer group.

Return on equity (RoE), %

Above 15% in 2005 and above 17% or in line with level of top Nordic peers from 2007.

New accounting principles will apply as of 1 January 2005. The target of 15% from 2005 equals approx. 18%

with Nordea's previous way of calculating return on equity (excluding goodwill also in the equity base).

Costs
Same cost level through 2007 as in 2004.

Supporting target - Cost/income ratio, %
Continuous improvement.
The Board of Directors also decided the following capital structure policy:

Dividend payout ratio, %
Dividend payment will normally exceed 40 per cent of the net profit for the year. Nordea will ensure competitive and predictable dividends.

Tier 1 capital ratio, %
Efficient use of capital will contribute to achieving the profitability target and shareholder value creation. Nordea aims at a Tier 1 capital ratio above 6.5% and a total capital ratio not lower than 9%. Recurring repurchase programmes and an increasing use of hybrid capital will contribute to the efficient use of capital.

Profit sharing and management incentive

In 2004, a total of EUR 60m was provided for under Nordea's profit-sharing schemes. Of this, EUR 56m was provided for under the ordinary profit-sharing scheme for all employees, corresponding to a payout of 65% of the maximum amount. EUR 4m was provided under the executive incentive programme comprising some 350 managers.

In 2005, Nordea's Board of Directors has decided to adjust the success criteria of the existing profit-sharing programmes in order to support Nordea's new financial targets. The performance criteria still reflect internal goals as well as benchmarking with competitors. Both programmes are cash-based and capped.

Employees can receive a maximum of EUR 2,800, of which EUR 2,000 is based on a pre-determined level of return on equity, and an additional EUR 800 based on Nordea's relative performance compared to a Nordic peer group as measured by return on equity. The return on equity calculation is adjusted for new accounting rules from 1 January 2005. If all performance criteria are met, the cost of the programme will amount to a maximum of EUR 82m.

The executive incentive programme comprises some 350 managers in Nordea. The performance criteria include Economic Profit, change in total income and total expenses. Managers can receive up to a maximum of 12% of one year's basic salary if performance criteria are met. The maximum cost of the programme will amount to EUR 8m.

IFRS implementation

Nordea's financial reporting is based on Swedish GAAP. Swedish accounting standards have been gradually aligned to IFRS since 2000. At the end of 2004, 29 standards had already been implemented.
The introduction of new accounting standards according to International Financial Reporting Standards (IFRS) for companies with publicly traded securities in 2005, published by the International Accounting Standards Board (IASB), will still affect the consolidated financial statements for the Nordea Group.

The new accounting standards are, or will be, endorsed by the EU Commission, and become effective upon such endorsement.

In line with IFRS 1 on first time adoption, companies must present comparable figures for at least one year, except for IFRS 4 and IAS 39.

In November 2004 the Stockholm Stock Exchange recommended listed companies to present the main effects of implementing IFRS in the year-end reports.

The main changes in accounting principles relevant for the Nordea Group include:

- changes in measurement of assets and liabilities,
- timing of recognition and derecognition of assets and liabilities, and
- changes in presentation and classification of the balance sheet items.

More specifically, these changes are mainly related to implementation of the following standards:

- IAS 1 Presentation of Financial Statements
- IFRS 3/IAS27 Business combinations, incl. goodwill
- IFRS 4 Insurance contracts
- IAS 36 Impairment of assets
- IAS 39 Financial instruments

Nordea will present comparative figures for one year, with the exception of insurance contracts and financial instruments (IFRS 4 and IAS 39). As Nordea has not based its relevant business operations on the principles of IFRS 4 and IAS 39 during 2004, remeasured figures would not provide meaningful information.

Below the main effects on the opening balance 2005 and the reported earnings are presented. The effects are based on preliminary calculations and will be subject to revisions and updates during 2005.

In addition to the effects of the new standards, the presentation format of Nordea's accounts will be changed, including reclassifications of the balance sheet as well as certain income and expenses. Implementation of IFRS 3

and IAS 27 regarding business combinations and consolidation means that the consolidation principles for previously non fully consolidated holdings will be changed, which will include a line-by-line consolidation of the life insurance business in the Nordea Group financial statements.

Such reclassifications will, however, not affect the reported profits or Nordea's overall financial position.

IFRS - Opening balance 2005

Implementation of IFRS 3 regarding goodwill acquired in business combinations means that no amortisation of goodwill will be made. When presenting comparative figures for 2004, the goodwill amortisation of EUR 161m will be reversed, which will lead to an increase in equity of the same amount in the opening balance 1 January 2005 compared to the reported equity end 2004.

Implementation of the impairment rules in IAS 39 on loans and advances will affect the opening balance as per 1 January 2005 with approx. EUR 100m, with a corresponding increase in equity of approx. EUR 70m after tax. This follows as a result of general loan loss provisions not being allowed under IAS 39. IAS 39 instead requires impairment to be identified in groups of loans with similar risk characteristics. Nordea has consequently partly reclassified general provisions to group-wide provisions (collective impairment). At 31 December 2004 general provisions amounted to EUR 303m, of which approx. EUR 200m have been reclassified. Remaining general provisions after reclassification have been dissolved, which results in the positive non-recurring effect on equity.

Implementation of IAS 39 on hedge accounting will affect the opening balance as per 1 January 2005. Nordea will use hedge accounting for financial assets and liabilities where relevant. All derivatives will be measured at fair value. The net effect of the conversion to hedge accounting applied under IFRS on the equity in the opening balance 1 January 2005 is estimated to have a limited effect, only. The effect is a result of applying fair value on certain assets and related derivatives, as opposed to previously applying deferral hedge accounting (amortised cost principle). In addition, initial recognition of income related to on- and off-balance sheet items, as well as other IAS 39-related elements, are reflected by an opening balance effect of approx. EUR -40m.

The Danish mortgage loans and closely related issued mortgage bonds in the fully owned subsidiary Nordea Kredit Realkreditaktieselskab will be measured at fair value, in line with the principles applied in the subsidiary. These items will not affect equity in the opening balance 1 January 2005. Uncertainty remains with respect to whether the annual accounts for 2005 can reflect fair value measurement of issued bonds.

Implementation of IFRS 4 and IAS 39 will affect the measurement and classification of assets and liabilities in the life insurance business. The remeasurement is expected to have a limited effect on the reported financials, as fair value is already the main valuation principle in Nordea's life business.

Nordea will not restate business combinations that occurred before the transition date of 1 January 2004. Implementation of IFRS 3 on business combinations will consequently not affect Nordea's accumulated goodwill.

Implementation of IAS 36 regarding impairment of assets means that certain assets previously measured at historic cost less amortisation, will be measured at the recoverable amount. The net effect on equity in the opening balance 1 January 2005 is EUR -29m.

In accordance with IAS 1 on presentation of financial statements, minority interests are no longer deducted from equity. This will lead to a positive effect on equity in the opening balance of EUR 13m.

Other items identified are estimated in aggregate to have an effect on the equity in the opening balance 1 January 2005 of EUR -13m.

IFRS - Net effect on equity and capital position

In total, these changes add up to a positive net effect on the equity in the opening balance of approx. EUR 160m, net, when including the tax effect.

The effect on Tier 1 capital at 1 January 2005 is negligible when including IFRS changes. The difference between the effect on equity and the effect on Tier 1 capital is the reversal of goodwill. Goodwill is deducted from equity when calculating Tier 1 capital, hence the change in the goodwill does not affect Tier 1 capital.

IFRS - Profit and loss

Implementation of IFRS 3 regarding goodwill acquired in business combinations means that no amortisation of goodwill will be made, but impairment test will, as previously, be performed. If the standard had been implemented in 2004, the net effect on Nordea's operating profit would have been an increase of EUR 161m.

Implementation of IAS 39 regarding impairment means that calculated interest income related to impaired loans will be recognised as interest income, calculated at original effective interest rate, while the value of a loan at the time of impairment will be calculated based on net present value of future cash flows. This means that interest income and impairment losses will show increases of the same magnitude, amounting to approx. EUR 15m, and the net effect on reported profits, if any, is expected to be marginal.

The implementation of IAS 39 is expected to lead to some increased volatility in reported profits, due to valuation of certain financial instruments, but is not expected to have a material impact on the reported earnings going forward. There is continued uncertainty attached to the scope of IAS 39. Adjusted recommendations are expected during 2005.

Nordea's current asset-liability strategy, regarding its non-trading interest rate risk will be continued in 2005. The asset liability management has been adapted to ensure fulfilment of relevant requirements for hedge accounting.

Initial recognition regarding certain derivatives, including remeasurement of up-front gains/losses is expected to lead to some reduction of reported income in Nordea's Markets operations.

Due to certain reclassifications in the income statement, including the effect of consolidating the life insurance business line-by-line, both reported total income and expenses will increase.

IFRS - Net effect on profit and loss

Based on the current standards, the changes are expected to have a positive effect on Nordea's pre-tax profit when disregarding potentially increased volatility resulting from the implementation of IAS 39. In total the effect is expected to be in the area of EUR 160m, on an annual basis.

IFRS - Key figures

Reported Return on Equity (RoE) up to and including year-end 2004 has excluded goodwill amortisation in net profit, and goodwill in equity. At the end of 2004 goodwill amounted to approx. EUR 1.9bn, and equity amounted to EUR 12.5bn.

Going forward, goodwill will be included in equity when calculating RoE, and there will be no goodwill amortisation. The difference in methodology means that reported RoE will decrease by approx. 3%-points, all other factors being equal. No other factors than goodwill have been included in this calculation.

Demutualisation of Nordea Liv I in Sweden

95.2 per cent of the voting policyholders of Nordea Liv I have voted in favour of a demutualisation of the company. In all, 181,908 persons voted, 64 per cent of the total number of those entitled to vote. Demutualisation entails transformation to a profit-distributing company, which is scheduled to take effect on 1 January 2006. The Swedish Financial Supervisory Authority's will verify the demutualisation proposal to safeguard the rights of the policyholders.

In the transformation of Nordea Liv I, capital will be injected to increase the solvency ratio. To arrive at a solvency ratio of 2, the capital required, based on current scenarios, would be approximately SEK 800m. Capital is to be injected as a combination of share capital and subordinated loan capital.

Nordea to start selling funds in Poland

Nordea has been granted permission by the Polish financial supervisory authorities to market and sell funds in Poland, thus becoming one of the first banks to sell international funds in Poland. Nordea is now authorised to sell its Luxembourg-based SICAV funds. Initially, three of a total of 32 SICAV funds are on offer via some 40 Nordea branch offices across Poland.

AGM

The Annual General Meeting of shareholders will be held on Friday 8 April 2005 in Aula Magna, Stockholm University at 10.00 am (CET) with the possibility to participate through telecommunication, in Helsinki at 11.00 am Finnish time at Messukeskus and in Copenhagen at 10.00 am (CET) in Bella Center.

Outlook

Markets remain competitive and the challenging margin trend is expected to continue in 2005. However, Nordea's performance in 2004 supports the overall increased ambition level communicated at the Capital Markets Day on 30 November 2004. Nordea is well positioned to deliver results in accordance with the revised financial targets.

Based on the overall quality of the credit portfolio and the present economic outlook for the Nordic countries the loan loss ratio is expected to continue to be low. However, loan losses cannot reasonably be expected to be at the very low level experienced in 2004.

Results by business area fourth quarter 2004[1]

EURm	Business areas: Retail Banking	Business areas: Corporate and Institutional Banking	Business areas: Asset Management & Life – Asset Mgmt	Business areas: Asset Management & Life – Life	Group Treasury	Group Functions and Eliminations	Total
Customer responsible units:							
Net interest income	762	119	9		37	-15	912
Other income	353	149	83		0	7	592
Total income incl. allocations	**1,115**	**268**	**92**		**37**	**-8**	**1,504**
of which allocations[2]	*145*	*-87*	*-58*		*2*	-2	*0*
Expenses incl. allocations	**-649**	**-150**	**-55**		**-10**	**-61**	**-925**
of which allocations[2]	*-320*	*-43*	*6*		*-2*	359	*0*
Loan losses	23	17				-30	10
Equity method	16	5				-6	15
Profit before investment earnings and insurance	**505**	**140**	**37**	**0**	**27**	**-105**	**604**
Investment earnings, banking					33	0	33
Operating profit, life insurance[3]	20			20		0	40
Goodwill amortisation and write-down	-5	-3				-33	-41
Operating profit 2004: Q4	**520**	**137**	**37**	**20**	**60**	**-138**	**636**
2004: Q3	473	128	28	28	6	-115	548
2004: Q2	452	87	31	40	-27	-67	516
2004: Q1	438	157	33	40	55	-139	584
2003: Q4	423	103	35	26	62	-266	383
Return on equity, %	31%	22%					15.7%
Cost/income ratio, banking, %	56%	55%	60%		14%		60%
Other information, EURbn							
Total assets	157	89	5	25	16	-16	276
Lending	131	28	2		0		161
Deposits	73	25	4		2		104
Capital expenditure, EURm	2	1	1	0	0	39	43
Depreciations, EURm	-2	-2	-1	-1	0	-28	-34
Product result 2004: Q4			**64**	**49**			
2004: Q3			57	47			
2004: Q2			58	57			
2004: Q1			60	53			
2003: Q4			60	44			

[1] According to the new organisation effective as from 1 October, 2004, including moving Poland and Baltic from Retail Banking to CIB. Historical information has been restated accordingly.

[2] Allocations show the redistribution of cost and income between business areas. Income within CIB and Asset Management has been reduced by EUR 87m and EUR 58m, respectively, while EUR 145m and EUR 2m is included in total income within Retail Banking and Group Treasury, respectively.

[3] In the Retail section, profit from Life Insurance is included in other income.

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations include the unallocated results of the four group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury), Group Credit and Risk Control and Group Legal and Compliance. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Figures are disclosed and consolidated using end of period and average currency rates in conformity with the statutory reporting. Within Nordea, customer responsibility is fundamental. The Group's total business relations with

customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on allocated capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking. The product result of EUR 64m in the fourth quarter 2004 for Asset Management includes, in addition to the operating profit of EUR 37m, revenues and expenses related to investment funds allocated to Retail Banking as well as estimated sales and distribution costs.

When allocating income and cost between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and advances to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. This also applies to the corresponding result effect derived from amortisation and write-downs and funding costs. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations, together with the result effects.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arms length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, results from real estate holdings, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

Retail Banking

- **Growth in income**
- **Strong increase in volumes**
- **Stable lending margins**
- **Operating profit increased for 7th consecutive quarter**

Retail Banking has customer responsibility for personal as well as most corporate customers in Nordea and develops, markets and distributes a broad range of financial products and services.

Market conditions

Customer demand remained firm in the fourth quarter in particular for mortgages and savings products. Customer interest in new payment solutions such as e-invoicing continued.

Business development

Lending to households continued to grow, mainly in mortgage financing. The loan volume increased by EUR 2.5bn to EUR 71.8bn during the fourth quarter, an increase of 4%. The average lending margin for households was unchanged at 1.47% in the fourth quarter.

Loan demand from corporate customers within Retail increased by 3.1%, or EUR 1.8bn, to EUR 59.0bn.

Lending margin for corporate customers was unchanged at 1.13% in the fourth quarter compared to the third quarter.

The total loan volume increased from EUR 126.5bn at the end of the third quarter to EUR 130.8bn, an increase of 3.4%. Well over half of the total loan volume is mortgage lending to households and corporate customers. Total lending margins were unchanged at 1.32%.

The total deposit volume increased by 3.8% to EUR 72.8bn mainly reflecting both increased deposits from households and seasonal increases in corporate deposits. Overall deposit margins increased to 1.31% from 1.27% supported by the active asset-liability management.

An additional 50,000 international cards were sold bringing the total number of international cards to 4.1 million at the end of the quarter. Only 25% of these cards are credit cards. To increase this share is a priority going forward.

The sale of Nordea Prioritet, the housing loan against a first charge collateral, the proceeds of which is placed on a demand deposit account at the same interest rate as the housing loan, is very successful. Volumes increased by EUR 400m in the fourth quarter.

During the fourth quarter, a marketing campaign targeting consumer lending was carried out in all markets with the aim of capturing market share in particular from non-bank credit companies.

A new account with a revolving credit facility for core customers was launched in the Swedish market.

Uniform customer programmes with differentiated service and pricing levels for the three main segments have been introduced in all markets.

The total number of personal core customers increased by 3% during the fourth quarter 2004. In the Norwegian market where the programmes were introduced in the third quarter 2004, a total of 49,000 customers had signed up by the end of the fourth quarter 2004.

The Check-in-programme for young customers was introduced in Finland. At the end of 2004, more than 10,000, including several new customers, had signed up for the programme.

Electronic banking

The number of netbank customers increased by 0.1 million in the fourth quarter and reached 4.0 million, of which 3.6 million are households. The growth in online equity trading customers continued during the quarter. At the end of the fourth quarter 356,000 customers had signed up for online equity trading.

Netbank activity continued to grow at a rapid pace. The number of log-ons was 44.5 million in the fourth quarter, corresponding to an increase of 23% year-on-year. The number of netbank payments increased by 14% year-on-year.

Result

Total income was EUR 1,135m in the fourth quarter, an increase of 7% from the third quarter, which reflected strong volume growth, seasonal items and the reduced fee to the Bank Guarantee fund in Norway of EUR 6m. Net interest income increased by 6% to EUR 762m. Non-interest income increased by 9% to EUR 373m.

Costs increased by 9% to EUR 649m explained by higher marketing expenses, staff costs (including redundancy payments) and increasing IT costs. In the fourth quarter the number of employees was reduced by approx. 50 to 17,550 full-time equivalents.

The operating profit in the fourth quarter was EUR 520m. This means that operating profit increased for the seventh consecutive quarter and reached a level 50% above the level in 2002. Return on equity was 31% in the fourth quarter and the cost/income ratio was 56%.

Retail Banking operating profit by main area

EURm	Total Q4 2004	Total Q3 2004	Regional banks in Denmark Q4 2004	Regional banks in Denmark Q3 2004	Regional banks in Finland Q4 2004	Regional banks in Finland Q3 2004	Regional banks in Norway Q4 2004	Regional banks in Norway Q3 2004	Regional banks in Sweden Q4 2004	Regional banks in Sweden Q3 2004	Other Q4 2004	Other Q3 2004
Net interest income	762	719	214	207	203	192	123	109	214	208	8	3
Net commissions & other income	373	343	96	92	93	80	42	41	140	127	2	3
Total income	**1,135**	**1,062**	**310**	**299**	**296**	**272**	**165**	**150**	**354**	**335**	**10**	**6**
Total expenses	-649	-593	-164	-159	-156	-146	-95	-84	-225	-196	-9	-8
Profit before loan losses	**486**	**469**	**146**	**140**	**140**	**126**	**70**	**66**	**129**	**139**	**1**	**-2**
Loan losses	23	6	17	-3	1	2	-2	0	8	7	-1	0
Equity method	16	3	4	3	0	0	0	0	0	0	12	0
Goodwill amortisation	-5	-5	0	0	0	0	0	0	-4	-4	-1	-1
Operating profit	**520**	**473**	**167**	**140**	**141**	**128**	**68**	**66**	**133**	**142**	**11**	**-3**
Cost/income ratio, %	56	56	52	53	53	54	57	56	64	59		
Return on equity, %	31	29	31	27	35	33	24	23	28	31		
Other information, EURbn												
Lending	130.8	126.5	36.8	36.0	31.0	29.8	20.9	20.3	42.1	40.3		
Deposits	72.8	70.1	16.4	16.2	23.7	22.7	10.9	10.5	21.8	20.8		
Economic capital	4.9	4.7	1.5	1.5	1.1	1.1	0.8	0.8	1.4	1.3		

Retail Banking margins

Lending margins, %	Q4 2004	Q3 2004
To corporates	1.13%	1.13%
To households	1.47%	1.47%
-household mortgages	0.90%	0.90%
Total lending	1.32%	1.32%

Deposit margins, %		
From corporates	0.91%	0.93%
From households	1.58%	1.50%
Total deposits	1.31%	1.27%

Retail Banking key figures per quarter

	Full year 2004	**Q4 2004**	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Operating profit, EURm	**1,883**	**520**	473	452	438	423
Return on equity, %	**28**	**31**	29	27	28	26
Cost/income ratio, %	**57**	**56**	56	58	57	55
Customer base: households, million	**9.3**	**9.3**	9.3	9.3	9.3	9.3
corporate customers, million	**0.9**	**0.9**	0.9	0.9	0.9	0.9
Number of employees (full-time equivalents)	**17,550**	**17,550**	17,597	17,709	17,941	18,407

Corporate and Institutional Banking

- **Good income growth**
- **High business activity in all areas**
- **Positive loan losses**

Corporate and Institutional Banking delivers a wide range of products and services to Nordea's largest corporate customers as well as to institutional customers. Corporate and Institutional Banking has customer responsibility for corporate customers which are listed on the key stock exchanges and e.g. customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's activities in Poland and the Baltic countries are part of Corporate and Institutional Banking.

Market conditions

In the fourth quarter markets were characterised by increased volatility and customer activity primarily driven by the weakening USD.

Stock market development

	Market volume		Market index
	Q4 2004 EUR bn	Q4 vs. Q3 %	Q4 vs. Q3 %
Denmark	23.1	26%	2%
Finland	43.7	20%	8%
Norway	33.2	22%	8%
Sweden	92.7	11%	7%

Business development

The business activity in Corporate Banking Division picked up during the fourth quarter and was at a good level at the end of the year. Price competition is still fierce, reflecting the high liquidity and good credit quality in the Nordic lending market in general. For Corporate Finance, the fourth quarter was another good quarter where both merger and acquisition advisory and equity issues contributed to the result.

In the Financial Institutions Division, increased market activity and volatility generated more business opportunities for institutional clients. The improvement benefited virtually all products and customer segments.

In Custody Services, the number of transactions increased by 18% compared to the third quarter while assets under custody increased by 6% to EUR 462bn. The Swedish operations received a top rating in Global Investor's annual customer survey.

The business activity in International and Shipping Division continued to be at a high level in the fourth quarter of 2004. The previously indicated pressure on prices from increased competition is still present.

In Markets Division, customer activity in the fourth quarter was at a high level in all product areas. Nordea was joint bookrunner for ISS Global A/S EUR 500m 10 year benchmark bond issue.

In Poland and the Baltic countries, business volumes grew fast during the fourth quarter. Nordea's market share increased to 3.4% in corporate loans and 2.2% in corporate deposits compared to 2.3% and 1.5 % at the end of 2003. The introduction of Cash Management services further strengthened Nordea's position among Nordic and large local corporate customers. Nordea continued launching new payment solutions, and Nordea is among the first to offer foreign mutual funds in Poland.

Result

Total income in the fourth quarter amounted to EUR 268m, up by EUR 16m or 6% from the third quarter. Net interest income was EUR 119m, up by EUR 13m from the previous quarter supported by completion of many large credit transactions in Corporate Banking and Shipping. Other income increased by EUR 3m to EUR 149m reflecting the high income mainly from Markets products in the fourth quarter. Total income in Markets was EUR 158m, up by EUR 45m or 40% from the third quarter, as a result of increased customer activity in all product areas. Commission income declined from the extraordinary high levels in the third quarter, but was higher than in the first and second quarter.

Total expenses in the fourth quarter were EUR 150m, up by EUR 6m, or 4%, compared to the previous quarter. The increase is explained by a higher provision for performance-related salaries and increased IT costs. Other costs were down. The number of employees continued to decrease and has been reduced by 147, or 4%, from the beginning of the year.

Loan losses amounted to a positive figure of EUR 17m including transfer risk, as the reversals of earlier provisions for loan losses exceeded the amount of new provisions. Loan losses have been positive in each quarter in 2004.

Operating profit was EUR 137m, up by EUR 9m from the third quarter, corresponding to a return on equity of 22%. The cost/income ratio was 56%.

CIB operating profit by main area

EURm	Total Q4 2004	Total Q3 2004	Corporate Banking Division[1] Q4 2004	Corporate Banking Division[1] Q3 2004	Financial Institutions Division[1] Q4 2004	Financial Institutions Division[1] Q3 2004	International and Shipping Division[1] Q4 2004	International and Shipping Division[1] Q3 2004	Poland and Baltic[1] Q4 2004	Poland and Baltic[1] Q3 2004	Other Q4 2004	Other Q3 2004	Markets[2] Q4 2004	Markets[2] Q3 2004
Net interest income	119	106	58	53	9	9	33	29	17	14	2	2	13	14
Other income	149	146	63	56	50	19	13	18	9	8	14	45	145	99
Total income	**268**	**252**	**121**	**109**	**59**	**28**	**46**	**47**	**26**	**22**	**16**	**47**	**158**	**113**
Total expenses	-150	-144	-37	-38	-28	-29	-10	-11	-18	-16	-57	-51	-77	-64
Profit before loan losses	**118**	**108**	**84**	**71**	**31**	**-1**	**36**	**36**	**8**	**6**	**-41**	**-4**	**81**	**49**
Loan losses	16	14	11	12	0	0	5	3	0	-1	0	0	0	0
Transfer risk	1	4	1	4	0	0	0	0	0	0	0	0	0	0
Equity method	5	6	0	0	0	0	0	0	0	0	5	5	0	0
Goodwill amortisation	-3	-4	-1	-1	-1	-1	0	0	-2	-2	0	0	0	0
Operating profit	**137**	**128**	**95**	**86**	**30**	**-2**	**41**	**39**	**6**	**3**	**-36**	**1**	**81**	**49**
Other information, EURbn														
Lending	28.2	26.1	12.2	12.6	1.2	1.4	6.2	6.5	2.4	2.0	6.1	3.5		
Deposits	24.9	20.8	9.0	7.3	9.0	7.5	3.0	3.1	1.3	1.2	2.6	1.6		
Lending margins, %[3]	0.98	0.97												
Deposit margins, %[3]	0.38	0.41												
Economic capital	1.7	1.8	0.9	1.0	0.2	0.2	0.2	0.3	0.1	0.1	0.2	0.2	0.6	0.6

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

[3] Margins are excluding Markets and Poland and Baltic

CIB key figures per quarter

	Full year 2004	**Q4 2004**	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Operating profit, EURm	**509**	**137**	128	87	157	103
Return on equity, %	**19**	**22**	20	13	24	15
Cost/income ratio, %	**56**	**56**	57	65	50	56
Number of employees (full-time equivalents)	**3,261**	**3,261**	3,271	3,221	3,290	3,408

Asset Management & Life

- **Assets under Management at EUR 130.6bn – new all-time-high**
- **Asset Management result up 12% in fourth quarter on high client activity**
- **Strong sales and result in Life**
- **Strong Nordic Private Banking inflow**
- **Continued robust growth in European Fund Distribution**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Market conditions

Investor activity picked up in the fourth quarter after a period of low activity. Transaction volumes rose as investors became more confident in light of the improved market sentiment. The rise in asset prices increased assets under management (AuM).

Business development

AuM increased for the seventh consecutive quarter to a new all-time-high of EUR 130.6bn, an increase of EUR 4.9bn compared to the third quarter. Net inflows accounted for EUR 1.2bn. By the end of the fourth quarter the asset mix of AuM was 34% in equity products and 66% in fixed income and money market products.

According to national fund association statistics, Nordea's market share in the Nordic fund market declined from 19.3% to 18.7% during the quarter. The main reason for the decline was a large administrative mandate placed in the Danish market. In Sweden, weak inflows are explained by the low market share in the pension-related channels.

In Retail funds, AuM rose to EUR 40.4bn, up from EUR 38.7bn last quarter. Net inflows were EUR 0.6bn. Five new retail fund products were launched in the Nordic region during the quarter.

Nordic Private Banking attracted net inflows of EUR 1.1bn during the fourth quarter. AuM at the end of the quarter was EUR 27.8bn. The Swedish and the Finnish franchises registered strong inflows. In January 2005 Nordea was awarded the "Best Private Bank in the Nordic region" by Euromoney. Nordea received good grades in all four Nordic markets. In particular the Swedish position was improved with Nordea ranking No 3; up from No 8 last year.

In International Wealth Management & Funds – comprising European Private Banking and European Fund Distribution – net inflow amounted to EUR 0.8bn. AuM was EUR 14.1bn at the end of the quarter.

A focused strategy is being pursued to deepen the penetration of existing markets, and to broaden the geographical scope of distribution. In the fourth quarter this resulted in Nordea obtaining an approval for its Nordea 1 SICAV fund in the Netherlands and in Poland in addition to the other 8 major non-Nordic markets in which Nordea distributes its cross-border funds. In 2004 Nordea ranked number 5 in cross-border funds sales in Europe according to the German consultancy firm FERI.

In Institutional asset management, industry consolidation resulted in clients withdrawing mandates of EUR 0.9bn. Total net outflow was EUR 1.3bn. By the end of the fourth quarter AuM were EUR 21.8bn.

More resources have been dedicated to product development and several new products have been launched recently, including a new "Dynamic Fixed Income Fund" in Finland. Since launch in mid-2004 the fund has received more than EUR 400m in inflows, and is now in the process of being launched in other Nordic markets. Nordea was awarded the "Asset Management Firm of the year" for the Nordic area by the journal Financial News. The award was won in competition with major international asset managers active in Nordic markets.

After changing its business model, the life business is now focused on a growth-oriented strategy. This has started to yield results. In the fourth quarter net written premiums were EUR 784m. Compared to the fourth quarter 2003 the increase was 12%. AuM increased by EUR 1bn to EUR 26.4bn during the quarter. Premium growth was strong especially in Finland and Denmark. Poland also registered solid premium growth, albeit from a low base. It is encouraging that the Polish operations are now yielding results both in form of lower costs and higher premium growth.

Continued product innovation is key to realising the growth ambitions in the Life business. This includes an increasing focus on the unit-link product. Unit link sales grew strongly in 2004, partly as a result of the improved market sentiment, but also helped by the stronger sales focus.

The Swedish life company Nordea Liv carried out a vote in December 2004 to demutualise the company, and the proposal was accepted by a large majority of policyholders. The demutualisation will take effect as of January 1, 2006 after which the changed business model will be introduced in the company.

Result

Income from Asset Management activities increased by 14% in the fourth quarter to EUR 151m. Revenues in the fourth quarter was by supported management fees and transaction-related income, which picked up strongly. Margins were effectively unchanged.

Asset management expenses increased by 16% to EUR 87m including distribution expenses. The underlying cost trend remained moderate, but IT costs and variable salaries increase lifted expenses in the fourth quarter. The product result in Asset Management reached EUR 64m, up 12% compared to the third quarter.

In Life & Pensions, the product result after distribution expenses was EUR 49m, up from the EUR 47m reached in the previous quarter. The full-year result at EUR 206m was the best ever – up 28% on 2003.

Supported by a strong investment return of 3.6% during the fourth quarter, financial buffers in Life & Pensions rose to 5.9% life provisions, up from 4.4% by the end of the third quarter. For the full year the investment return was 8.4%. The cost/premium ratio decreased during the course of the year from 6.9% to 6.3%.

Asset Management & Life volumes, inflow and margins

EURbn		Total Q4 2004	Total Q4 Inflow	Total Q3 2004	Denmark Q4 2004	Denmark Q3 2004	Finland Q4 2004	Finland Q3 2004	Norway Q4 2004	Norway Q3 2004	Sweden Q4 2004	Sweden Q3 2004
Customer/Market dimension												
Nordic retail funds		40.4	0.6	38.7								
Nordic private banking		27.8	1.1	26.3								
International Wealth Management and funds		14.1	0.8	12.8								
Institutional clients		21.8	-1.3	22.5								
Life & Pensions		26.4	0.1	25.4								
Total		130.6	1.2	125.7								
Organisational dimension												
Investment Funds, volumes[1]		50.8		48.2	15.9	15.0	7.7	7.4	1.9	1.9	17.2	16.9
Market shares, Investment Funds,%	AuM	18.7		19.3	22.8	24.4	27.6	27.9	8.4	8.8	15.5	15.9
	Net inflow	7.0		31,1[2]	6.9	37.6	28.6	40.4	neg.	17.3	neg.	12,4[2]
Investment Management, volumes[3]		81.0		79.8								
Investment Funds margins, %[4]		0.97		0.95	0.46	0.45	1.12	1.08	0.73	0.73	1.08	1.06
Investment Management margins, %[3]		0.20		0.15								

[1] Including EUR 7.0bn and EUR 8.1bn outside the Nordic countries for the third and fourth quarter, respectively.
[2] Revised from 31.6% in total Nordic and 14.8% in Swedish market share reported in third quarter 2004.
[3] Includes management of Nordea investment funds and Group Life & Pensions assets.
[4] For Denmark net margins are included, whereas in the other markets, gross margins (before costs of fund management) are included.

Key figures per quarter – Asset Management activities

EURm	**Full year 2004**	**Q4 2004**	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Revenues	**554**	**151**	132	134	137	137
Expenses	**-201**	**-58**	-47	-48	-48	-48
Distribution expenses	**-114**	**-29**	-28	-28	-29	-29
Product result	**239**	**64**	**57**	**58**	**60**	**60**
of which profit within Retail Banking	***111***	*27*	*30*	*27*	*27*	*25*
Cost/income ratio, %	**57**	**58**	57	57	56	56
Economic capital	**156**	**156**	130	133	136	133
Assets under management, EURbn	**131**	**131**	126	123	122	113
Number of employees (full-time equivalents)	**831**	**831**	829	793	786	784

Key figures per quarter – Life activities

EURm	Full year 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Traditional life insurance						
Premiums written, net of reinsurance	**1,890**	**586**	391	422	491	533
Normalised investment return[1]	**936**	**231**	235	236	234	244
Benefits paid and change in provisions	**-2,523**	**-761**	-547	-560	-655	-687
Insurance operating expenses	**-109**	**-35**	-23	-26	-25	-28
Normalised operating margin[1]	**194**	**21**	**56**	**72**	**45**	**62**
Fluctuations compared to normalised investment return	**608**	**445**	96	-280	347	-114
Change in discount rate for life provisions	**-221**	**-110**	-172	159	-98	111
Actual operating margin	**581**	**356**	**-20**	**-49**	**294**	**59**
of which allocated to policyholders	**-82**	**-9**	-17	-26	-30	-6
of which to/from financial buffers	**-324**	**-303**	73	124	-218	-10
Net profit from other business	**9**	**0**	3	3	3	-2
Product result before distribution expenses	**184**	**44**	**39**	**52**	**49**	**41**
Unit-linked business						
Premiums written, net of reinsurance	**639**	**198**	99	190	152	168
Product result before distribution expenses	**34**	**9**	**10**	**8**	**7**	**6**
Total						
Premiums written, net of reinsurance	**2,529**	**784**	490	612	643	701
Product result before distribution expenses	**218**	**53**	**49**	**60**	**56**	**47**
Distribution expenses in Retail Banking	**-12**	**-4**	-2	-3	-3	-3
Product result[2]	**206**	**49**	**47**	**57**	**53**	**44**
of which profit within Retail Banking	**78**	**29**	19	17	13	18
Bonds	**15,667**	**15,667**	15,429	14,933	15,065	14,862
Equities	**4,276**	**4,276**	3,823	3,762	3,792	3,361
Property	**2,408**	**2,408**	2,250	2,218	2,200	2,186
Unit-linked	**4,095**	**4,095**	3,896	3,844	3,721	3,497
Total investments	**26,446**	**26,446**	**25,398**	**24,757**	**24,778**	**23,906**
Investment return, %[3]	**8.4**	**3.6**	1.9	-0.4	3.2	0.7
Technical provisions	**25,236**	**25,236**	24,116	22,891	23,642	22,859
of which financial buffers	**1,177**	**1,177**	856	933	1,058	878
Economic capital	**791**	**791**	848	803	837	967
Number of employees (full-time equivalents)	**984**	**984**	987	1,003	1,011	1,012

[1] In the statutory reporting investments are valued at market price. As a consequence, short-term fluctuations in financial markets affect the operating profit. The normalised investment return reflects the expected long-term return on investments based on the applicable asset mix within Life & Pensions operations.

[2] Reported life result in the Group's income statement includes the costs related to commissions paid to Retail Banking. In the presented product result these commissions are not deducted since they contribute to the Group's earnings on life products.

[3] Exclusive of unit-linked business.

Group Treasury

- **Strong investment return**
- **Income in Group Funding maintained at high level**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Market conditions

Improved macroeconomic data in the US and falling oil prices supported equities during the fourth quarter. The rising EUR/USD and the somewhat weaker European macroeconomic data supported lower European interest rates during the quarter. The US central bank continued the measured increase in short-term rates with an increase of 50 basis point to 2.25%.

Business development

The funding situation of Nordea continues to be strong. In liability management Nordea focuses on diversification of funding.

At the end of December, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 42m compared to EUR 35m at the end of the third quarter.

The structural interest income risk (SIIR) which shows the effect on net interest income in the next 12 months was EUR 192m assuming increasing market rates by 100 basis points and EUR -200m assuming decreasing market rates by 100 basis points. At the end of the third quarter the corresponding figures were EUR 245m and EUR -204m.

The risk related to equities, calculated as VaR, was EUR 37m compared to EUR 39m at the end of September. The VaR figure comprises all equities including listed, unlisted and private equity.

Investment Risk Framework

As outlined in the interim reports for the first and second quarter, a new framework for management of the Group's investment risk was implemented at the beginning of 2004. The new framework more directly links the investment return to the interest paid to business areas on allocated economic capital.

The basis for investments in Group Treasury is the Group's equity of approx. EUR 12bn. Investment earnings are defined as the net of return on investment and a funding cost, defined as the expected average medium-term risk-free return over time. The funding cost is directly correlated to the interest paid to business areas on their allocated economic capital. The rate is set annually and it is adjusted based on the prevailing market rate. In 2004 the funding cost is approx 3.2%. In 2003, a shorter-term rate was used.

Result

Operating profit was EUR 60m in the fourth quarter compared to EUR 6m in the third quarter.

Investment earnings were EUR 33m in the quarter compared to EUR -26m in the previous quarter following favourable positioning.

The annualised investment return in the fourth quarter was 4.6% excluding funding cost. For the year as a whole the investment return was 3.4%.

Operating profit in Group Funding was EUR 27m, compared to EUR 32m in the third quarter. As a result of favourable positioning, Group Funding managed to largely uphold the high level of income achieved in the third quarter.

Group Treasury operating profit by main area

	Total		Group Investment				Group Funding	
			Fixed-income		Equity			
	Q4	Q3	Q4	Q3	Q4	Q3	Q4	Q3
EURm	2004	2004	2004	2004	2004	2004	2004	2004
Income			25	-16	12	-6	37	40
Expenses			-3	-3	-1	-1	-10	-8
Profit excluding investment earnings	**27**	**32**					**27**	**32**
Investment earnings	33	-26	22	-19	11	-7		
Operating profit	**60**	**6**						

Group Treasury key figures per quarter

	Full year 2004	**Q4 2004**	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Operating profit, EURm	**94**	**60**	6	-27	55	62
Cost/income ratio, %	**27**	**14**	57	neg.	13	11
Bonds, EURm	**16,261**	**16,261**	16,481	15,656	15,811	14,352
Equities, EURm	**367**	**367**	321	384	399	430
Investments, EURm	**16,628**	**16,628**	16,802	16,040	16,210	14,782
Number of employees (full-time equivalents)	**98**	**98**	99	100	101	100

Statutory income statement

EURm	Note	Q4 2004	Q4 2003	2004	2003
Interest income		2,083	1,906	8,011	9,158
Interest expenses		-1,151	-1,023	-4,468	-5,500
Net interest income		**932**	**883**	**3,543**	**3,658**
Dividend income		2	1	17	43
Net commission income		440	405	1,683	1,533
Net result from financial operations	3	151	86	435	369
Other operating income	9	24	60	396	220
Total operating income		**1,549**	**1,435**	**6,074**	**5,823**
General administrative expenses:					
Staff costs		-502	-559	-1,956	-2,135
Other administrative expenses		-395	-373	-1,417	-1,381
Depreciation, amortisation and write-down of tangible and intangible fixed assets		-75	-84	-301	-299
Real estate sales and write-downs, net		-	-115	-	-115
Total operating expenses		**-972**	**-1,131**	**-3,674**	**-3,930**
Profit before loan losses		**577**	**304**	**2,400**	**1,893**
Loan losses, net	4	10	-90	-27	-383
Change in value of assets taken over for protection of claims	4	0	6	0	20
Profit from companies accounted for under the equity method		15	14	55	57
Operating profit, banking		**602**	**234**	**2,428**	**1,587**
Operating profit, life insurance	5	**34**	**34**	**156**	**126**
Operating profit		**636**	**268**	**2,584**	**1,713**
Pension adjustments		-	0	-	-16
Tax on profit for the period		-201	-66	-667	-205
Minority interests		-1	0	-3	-2
Net profit for the period		**434**	**202**	**1,914**	**1,490**
Earnings per share, EUR		0.16	0.07	0.69	0.51
Earnings per share, after full dilution, EUR		0.16	0.07	0.69	0.51

Statutory balance sheet, end of period

Assets, EURm	Note	31 Dec 2004	31 Dec 2003
Loans and advances to credit institutions	6	20,614	29,037
Loans and advances to the public	6	161,148	145,644
Bonds and other interest-bearing securities		27,185	32,017
Shares and participations		967	648
Shares in associated and group undertakings		353	421
Assets, insurance[1]		24,232	22,880
Intangible fixed assets		1,946	2,090
Tangible assets		587	826
Other assets, banking[1]		39,008	28,627
Total assets		**276,040**	**262,190**
[1] Of which certain investments, for which customers and policyholders bear the whole risk.		7,420	6,673
Liabilities, provisions and shareholders' equity, EURm			
Deposits by credit institutions		30,153	28,753
Deposits and borrowings from the public		104,424	95,556
Debt securities in issue etc		59,296	64,380
Liabilities, insurance		23,842	21,824
Provisions and other liabilities, banking		39,954	34,377
Subordinated liabilities		5,818	5,115
Minority interests		4	8
Shareholders' equity		12,549	12,177
Total liabilities, provisions and shareholders' equity		**276,040**	**262,190**
Assets pledged for own liabilities		23,003	32,378
Other assets pledged		3,369	5,782
Contingent liabilities		13,946	13,612
Commitments		1,587,512	1,392,415

Movements in shareholders' equity

EURm	2004			2003		
	Restricted equity	Unrestricted equity	Total equity	Restricted equity	Unrestricted equity	Total equity
Balance at beginning of period	6,055	6,122	12,177	6,056	5,841	11,897
Change in accounting policy (RR 29)		-183	-183			-
Balance at beginning of period, restated	6,055	5,939	11,994	6,056	5,841	11,897
Dividend		-696	-696		-673	-673
Reduction of share capital	-32	32	-	-23	23	-
Own shares[1,2]		-730	-730		-460	-460
Change in reserve for unrealised gains for the year	-18	18	-	-9	9	-
Transfers between restricted and unrestriced reserves[3]	309	-309	-	-1	1	-
Currency translation adjustment	20	47	67	32	-109	-77
Net profit for the year		1,914	1,914		1,490	1,490
Balance at end of year	**6,334**	**6,215**	**12,549**	**6,055**	**6,122**	**12,177**

[1] Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at 31 Dec 2004 was 6.7 million (31 Dec 2003: 3.0 million).

[2] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was as at 31 Dec 2004 111.7 million (31 Dec 2003: 81.6 million). The Annual General Meeting (AGM) decided on 31 March 2004 to reduce the share capital by EUR 32,343,080.72. The cancellation was registered on 26 October 2004. The reduction has been made through retirement without payment. The average number of own shares Jan-Dec 2004 was 129 million (Jan-Dec 2003: 53 million).

[3] Due to the merger of Nordea Bank AB (publ) and Nordea Bank Sweden AB (publ) and change in untaxed reserves.

Cash flow statement

EURm	2004	2003
Operating activities		
Operating profit	2 584	1 713
Pension adjustment	-	-16
Adjustments for items not included in cash flow	600	365
Income taxes paid	-463	-428
Cash flow from operating activities before changes in operating assets and liabilities	2 721	1 634
Changes in operating assets and liabilities		
Change in bonds and other interest-bearing securities	4 534	-3 596
Change in loans and advances to credit institutions	4 878	-3 425
Change in loans and advances to the public	-15 964	-267
Change in shares and participations	-467	-32
Change in assets, insurance	-1 352	-1 350
Change in derivatives, net	-666	-115
Change in other assets, excluding derivatives	-1 277	-529
Change in deposits by credit institutions	1 408	2 742
Change in deposits and borrowings from the public	8 868	1 378
Change in debt securities in issue etc	-5 084	2 522
Change in liabilities, insurance	2 018	1 606
Change in other liabilities, excluding derivatives	-1 196	-105
Cash flow from operating activities	-1 579	463
Investing activities		
Acquisition of shares in group undertakings	-	-45
Sale of shares in group undertakings	4	13
Acquisition of shares in associated companies	-11	-7
Sale of shares in associated companies	70	109
Acquisition of tangible assets	-108	-137
Sale of tangible assets	886	808
Acquisition of intangible fixed assets	-15	-34
Sale of intangible fixed assets	1	5
Purchase/sale of other financial fixed assets	355	102
Cash flow from investing activities	1 182	814
Financing activities		
Issued/amortised subordinated liabilities	703	-1 013
Repurchase of own shares incl change in trading portfolio	-730	-460
Dividend paid	-696	-673
Cash flow from financing activities	-723	-2 146
Cash flow for the period	**-1 120**	**-869**
Cash and cash equivalents at beginning of period	**7 629**	**8 484**
Exchange rate difference	43	14
Cash and cash equivalents at end of period	**6 552**	**7 629**
Change	**-1 120**	**-869**

Liquid assets

The following items are included in liquid assets (EURm):	2004	2003
Cash and balances at central banks	4 216	1 748
Loans and advances to credit institutions, payable on demand	2 336	5 881

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and advances to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

The accounts are prepared in accordance with the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies (ÅRKL), the regulations of the Swedish Financial Supervisory Authority (FFFS), the recommendations of the Swedish Financial Accounting Standards Council (RR) and the interpretations by the RR's Standing Interpretations Committee.

The application of FFFS in certain cases takes precedence over the recommendations and interpretations of the Swedish Financial Accounting Standards Council. RR 27 Financial Instruments: Disclosure and Presentation, is not applicable to credit institutions. Other departures have not had any significant effect on the financial statements. In accordance with FFFS the consolidation is prepared line-by-line in respect of the banking subgroups and in a more simplified manner in respect of the insurance subgroup.

In preparing the interim report FFFS 2002:22 has been applied. On 1 January 2004 FFFS 2003:11 came into force. The full application of this regulation is however optional, and is mandatory only for those institutes which are applying the new rules of recognition and measurement of financial instruments found in ÅRKL. Nordea has chosen to await the endorsement of IAS 32 and 39 by IASB, before applying the new rules.

The Swedish Financial Accounting Standards Council's recommendation RR 29 Employee Benefits came into force on 1 January 2004. The implementation of RR 29 has lead to changes in the way pension obligations and pension costs are calculated. Calculations in accordance with RR 29 differ substantially from those applied earlier based on national GAAP. The change of accounting principle has created a transitional value, amounting to EUR 183m after deferred tax, which has been recognised as a one-off reduction of the Group's equity.

In all other material respects the accounting policies and the basis for calculations are unchanged in comparison to the 2003 Annual Report.

Exchange rates

EUR 1 = SEK	2004	2003
Income statement (average)	9.1276	9.1453
Balance sheet (at end of period)	9.0153	9.0800
EUR 1 = DKK		
Income statement (average)	7.4385	7.4303
Balance sheet (at end of period)	7.4390	7.4450
EUR 1 = NOK		
Income statement (average)	8.3725	7.9914
Balance sheet (at end of period)	8.2484	8.4141
EUR 1 = PLN		
Income statement (average)	4.5297	4.4202
Balance sheet (at end of period)	4.0746	4.7019

Note 2 Reconciliation of operational income statement with statutory income statement

EURm	Statutory income statement Jan-Dec 2004	Reclassifications: Trading income	Reclassifications: Investment earnings, banking	Reclassifications: Life insurance	Reclassifications: Real estate sales and write-downs	Reclassifications: Goodwill amortisation	Reclassifications: Leasing depreciation	Operational income statement Jan-Dec 2004
Net interest income	3,543	-40	44				-37	3,510
Other income	2,531	40	-61		-300			2,210
Total income	**6,074**	**0**	**-17**		**-300**		**-37**	**5,720**
Total expenses	**-3,674**		**16**			**137**	**37**	**-3,484**
Loan losses (incl change in value of property taken over)	-27							-27
Profit from companies accounted for under the equity method	55		-7					48
Investment earnings, banking			8					8
Operating profit, life insurance	156			24				180
Goodwill amortisation				-24		-137		-161
Operating profit	**2,584**	**0**	**0**	**0**	**-300**	**0**	**0**	**2,284**
Real estate sales and write-downs, net					300			300
Tax on profit for the period	-667							-667
Minority interests	-3							-3
Net profit	**1,914**	**0**	**0**	**0**	**0**	**0**	**0**	**1,914**

Trading income

Net interest income from trading transactions in Markets is reported as other income (Trading income) in the operational income statement.

Investment earnings, banking

Net interest income, gains/losses on investment portfolios (fixed income and equity holdings), dividends received on these portfolios as well as total expenses related to investment activities are all reported in one line on net basis in the operational income statement.

Life insurance

Goodwill amortisation related to Life activities is included in one line consolidation of Life insurance in statutory reporting, but is included in the separate line item "Goodwill amortisation and write-downs" in the operational income statement.

Real estate sales and write-downs

The net effect of sales and write-downs of real estate is included in other income in statutory reporting, but is reported on a separate line below operating profit in the operational income statement.

Goodwill amortisation

Goodwill amortisation (excluding Life activities) is included in total expenses in statutory reporting, but is reported on separate line in the operational income statement.

Leasing depreciation

Operational leasing depreciation is reported as expenses in the statutory income statement, but is reported as a reduction of net interest income in the operational income statement.

Note 3 Net result from financial operations, EURm	Q4 2004	Q4 2003	2004	2003
Realised gains/losses				
Shares/participations and other share-related instruments	-34	18	25	73
Interest-bearing securities and other interest-related instruments	-65	-195	12	-191
Other financial instruments	189	20	173	52
Total realised gains/losses	90	-157	210	-66
Unrealised gains/losses				
Shares/participations and other share-related instruments	60	-3	50	25
Interest-bearing securities and other interest-related instruments	-99	135	-41	321
Other financial instruments	50	-14	67	-23
Total unrealised gains/losses	11	118	76	323
Foreign exchange gains/losses	50	125	149	112
Total	**151**	**86**	**435**	**369**

Note 4 Loan losses, net, EURm	Q4 2004	Q4 2003	2004	2003
Write-downs and provisions for loans and advances to the public	-107	-227	-491	-930
Reversals and recoveries for loans and advances to the public	117	143	464	567
Total	**10**	**-84**	**-27**	**-363**
Specifications				
Specific provisions for individually assessed loans				
Realised loan losses during the period	-125	-164	-369	-659
Reversed amount of previous provisions made for realised losses during the period	122	73	293	398
This period's provisions for probable loan losses	-72	-109	-334	-631
Recoveries of previous periods' realised loan losses	21	42	74	138
Reversals of provisions for probable loan loss no longer required	63	72	296	360
This period's costs for individually assessed loans, net	9	-86	-40	-394
Aggregate provisions for individually assessed loans				
Allocation to reserve	-25	-11	-51	-17
Withdrawal from reserve	17	-2	17	-
This period's change of aggregate provisions for individually assessed loans	-8	-13	-34	-17
Assessment of homogenous clusters of loans with low value and similar credit risk				
Realised loan losses during the period	-4	-14	-14	-14
Recoveries of previous periods' realised loan losses	12	21	42	21
Allocation to reserve	0	0	0	0
Withdrawal from reserve	1	1	9	4
This period's net costs for clusters of loans with homogenous credit risk	9	8	37	11
Transfer risks				
Allocation to reserve for transfer risks	-3	-2	-16	-7
Withdrawal from reserve for transfer risks	3	3	25	21
This period´s change for transfer risks	0	1	9	14
Contingent liabilities				
This period's net cost for redemption of guarantees and other contingent liabilities	0	0	1	3
This period's loan losses, net (statutory income statement)	**10**	**-90**	**-27**	**-383**
Change in value of assets taken over for protection of claims	0	6	0	20
This period's loan losses, net (operational income statement)	**10**	**-84**	**-27**	**-363**

Note 5 Operating profit, life insurance, EURm	Q4 2004	Q4 2003	2004	2003
Life insurance and pensions				
Premiums written, net of reinsurance	761	672	2,435	2,194
Investment, income	369	285	1,083	961
Unrealised investments gains/losses	457	-28	803	396
Claims incurred and benefits paid	-410	-351	-1,616	-1,305
Change in life insurance provisions	-705	-475	-1,887	-1,728
Change in collective bonus potential	-282	-11	-275	-114
Operating expenses	-47	-39	-150	-148
Investment, expenses	-24	-11	-50	-31
Yield tax	-74	1	-153	-71
Transferred return on investments	-14	-15	-45	-56
Technical result	**31**	**28**	**145**	**98**
Net profit from health and personal accident insurance	-3	-3	-8	-5
Transferred return on investments	14	15	45	56
Operating profit before group adjustments	**42**	**40**	**182**	**149**
Group adjustments (goodwill amortisation and own shares)	-8	-6	-26	-23
Operating profit, life insurance	**34**	**34**	**156**	**126**

Note 6 Loan portfolio and its impairment[1]

EURm	31 Dec 2004	31 Dec 2003
Loans and advances to credit institutions	20,614	29,037
Loans and advances to the public	161,148	145,644
Total	**181,762**	**174,681**

[1] Loan portfolio is defined as Loans and advances to credit institutions and Loans and advances to the public.

Loan portfolio by categories of borrowers

31 December 2004, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**20,614**	**85,394**	**73,769**	**3,691**	**183,468**
- of which impaired loans[2]	-	1,738	509	2	2,249
- of which non-performing loans, which are impaired[2]	-	781	309	1	1,091
- of which performing loans, which are impaired[2]	-	957	200	1	1,158
Reserves	**-**	**-1,376**	**-329**	**-1**	**-1,706**
- of which reserves for impaired loans[2]	-	-1,376	-329	-1	-1,706
- of which reserves for non-performing loans, which are impaired[2]	-	-419	-129	0	-548
- of which reserves for performing loans, which are impaired[2]	-	-957	-200	-1	-1,158
Loans at amortised cost after reserves (book value)	**20,614**	**84,018**	**73,440**	**3,690**	**181,762**
- of which impaired loans[2]	-	362	180	1	543
- of which non-performing loans, which are impaired[2]	-	362	180	1	543
- of which performing loans, which are impaired[2]	-	-	-	-	-

[2] Impaired loans can be non-performing as well as performing loans.

Specification of reserves					
Specific reserves for individually assessed loans	-	-1,035	-276	-1	-1,312
Aggregate reserves for individually assessed loans	-	-341	-	-	-341
Assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-53	-	-53
Total reserves	**-**	**-1,376**	**-329**	**-1**	**-1,706**

Note 6, continued

31 December 2003, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**29,037**	**79,457**	**65,091**	**3,032**	**176,617**
- of which impaired loans[2]	-	2,090	558	1	2,649
- of which non-performing loans, which are impaired[2]	-	871	252	0	1,123
- of which performing loans, which are impaired[2]	-	1,219	306	1	1,526
Reserves	**-**	**-1,582**	**-353**	**-1**	**-1,936**
- of which reserves for impaired loans[2]	-	-1,582	-353	-1	-1,936
- of which reserves for non-performing loans, which are impaired[2]	-	-363	-47	0	-410
- of which reserves for performing loans, which are impaired[2]	-	-1,219	-306	-1	-1,526
Loans at amortised cost after reserves (book value)	**29,037**	**77,875**	**64,738**	**3,031**	**174,681**
- of which impaired loans[2]	-	508	205	0	713
- of which non-performing loans, which are impaired[2]	-	508	205	0	713
- of which performing loans, which are impaired[2]	-	-	-	-	-

[2] Impaired loans can be non-performing as well as performing loans.

Specification of reserves					
Specific reserves for individually assessed loans	-	-1,176	-291	-1	-1,468
Aggregate reserves for individually assessed loans	-	-406	-	-	-406
Assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-62	-	-62
Total reserves	**-**	**-1,582**	**-353**	**-1**	**-1,936**

	31 Dec 2004	31 Dec 2003
Reserves/impaired loans, gross, %	76	73
Impaired loans[2], gross/loans and advances to the public, gross,%	1.4	1.8

[2] Impaired loans can be non-performing as well as performing loans.

Assets taken over for protection of claims, EURm	31 Dec 2004	31 Dec 2003
Current assets		
Land and buildings	1	1
Shares and other participations	3	1
Other assets	0	1
Total	**4**	**3**

Note 7 Capital adequacy	31 Dec 2004	31 Dec 2003
Tier 1 capital, EURm	10,596	9,754
Capital base, EURm	13,743	12,529
Risk-weighted assets, EURbn	145	134
Tier 1 capital ratio, %	7.3	7.3
Total capital ratio, %	9.5	9.3

Note 8 Derivatives, EURm

	Postive values		Negative values	
31 Dec 2004	Fair value	Book value	Fair value	Book value
Interest rate derivatives	17,971	17,718	17,628	17,399
Equity derivatives	407	242	415	243
Foreign exchange derivatives	8,223	8,209	9,006	8,816
Other derivatives	198	198	219	219
Total	**26,799**	**26,367**	**27,268**	**26,677**

Note 9 Other operating income

The net result of sale and write-down of real estate during the second quarter 2004 amounting to EUR 300m is included.

- A conference call with management will be arranged on 23 February 2005 at 17.30, CET. (Please dial + 44 (0) 207 769 6433, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on the Internet (www.nordea.com).
- A slide presentation is available on the Internet.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Boo Ehlin, Chief Communication Officer, Sweden	+46 8 614 8464	(or +46 70 264 71 65)

Financial calendar:

Nordea will publish financial reports on the following dates:

27 April - interim report for the first quarter
24 August - interim report for the second quarter
26 October - interim report for the third quarter

The Nordea Bank AB Annual report is expected to be published on the Internet in week 10 of 2005 at www.nordea.com. The annual report will be available in print in week 12 of 2005.

The Annual General Meeting will be held on 8 April 2005.

Wednesday 23 February 2005

Lars G Nordström
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 516406-0120

www.nordea.com

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 27 October 2004

Interim Report Third Quarter 2004

Improved performance in the first nine months of 2004

- **Operating profit up 15% to EUR 1,648m (EUR 1,429m in the first nine months of 2003)**
- **Net profit up 15% to EUR 1,480m (EUR 1,288m)**
- **Total income largely unchanged at EUR 4,216m (EUR 4,240m), up 3% on a comparable basis**
- **Total expenses down 5% to EUR 2,559m (EUR 2,700m)**
- **Loan losses down 87% to EUR 37m (EUR 279m)**
- **Earnings per share EUR 0.53 (EUR 0.44)**
- **Return on equity (excl. goodwill) 21.0% (19.0%)**

Stable underlying development in Q3

- **Operating profit up 6% to EUR 548m (EUR 516m second quarter 2004)**
- **Net profit EUR 398m (EUR 664m, including real-estate gain of EUR 300m)**
- **Total income down 1% to EUR 1,391m due to shortfall in trading income (EUR 1,404m)**
- **Total expenses down 1% to EUR 837m (EUR 849m)**
- **Positive net loan losses**
- **Earnings per share EUR 0.14 (EUR 0.24, including real-estate gain of EUR 0.10)**
- **Return on equity (excl. goodwill) 17.0% (28.1%, including real-estate gain)**

Continued growth in business volumes year-on-year

- **Mortgage lending increased 14%**
- **Lending to small and medium-sized corporates up 3%**
- **Deposits increased by 5%**
- **Assets under management increased 17% to EUR 125.7bn**
- **Number of netbank customers up 11% to 3.9 million**

Strong capital position

- **Tier 1 capital ratio 7.6%**
- **Reactivation of repurchase programme**
- **Nordea Kredit receives AAA rating from Standard & Poor's**

"It is satisfying that we have been able to increase our total income by 3% on a comparable basis in an intensely competitive environment with pressure on margins. Costs have continued to decline even further. Positive net loan losses for the second consecutive quarter underline the healthy shape of our credit portfolio", says Lars G Nordström. President and Group CEO of Nordea.

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,205 branch offices. The Nordea Group is a world leader in Internet banking, with 3.9 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Operational income statement

EURm	Q3 2004	Q2 2004	Change %	Jan-Sep 2004	Jan-Sep 2003	Change %	Full year 2003
Net interest income	**884**	868	2	**2,598**	2,516	3	3,366
Net commission income	**403**	405	0	**1,205**	1,098	10	1,486
Trading income	**86**	104	-17	**346**	442	-22	567
Other income	**18**	27	-33	**67**	184	-64	220
Total income	**1,391**	**1,404**	**-1**	**4,216**	**4,240**	**-1**	**5,639**
Staff costs	**-463**	-456	2	**-1,407**	-1,590	-12	-2,101
Profit sharing	**-15**	-15	0	**-45**	-		-46
Other expenses	**-359**	-378	-5	**-1,107**	-1,110	0	-1,526
Total expenses	**-837**	**-849**	**-1**	**-2,559**	**-2,700**	**-5**	**-3,673**
Profit before loan losses	**554**	**555**	**0**	**1,657**	**1,540**	**8**	**1,966**
Loan losses, net	**2**	3	-33	**-37**	-279	-87	-363
Equity method	**15**	9	67	**33**	43	-23	57
Profit before investment earnings and insurance	**571**	**567**	**1**	**1,653**	**1,304**	**27**	**1,660**
Investment earnings, banking	**-26**	-61		**-25**	137		170
Operating profit, life insurance	**42**	51	-18	**140**	109	28	149
Goodwill amortisation and write-downs	**-39**	-41	-5	**-120**	-121	-1	-167
Operating profit	**548**	**516**	**6**	**1,648**	**1,429**	**15**	**1,812**
Real estate sales and write-downs, net	**0**	300		**300**	-		-115
Taxes	**-149**	-152		**-466**	-139		-205
Minority interests	**-1**	0		**-2**	-2		-2
Net profit	**398**	**664**	**-40**	**1,480**	**1,288**	**15**	**1,490**

Ratios and key figures

	Q3 2004	Q2 2004	Jan-Sep 2004	Jan-Sep 2003	Full year 2003
Earnings per share, EUR	**0.14**	0.24	**0.53**	0.44	0.51
Share price[1], EUR	**6.57**	5.93	**6.57**	4.92	5.95
Shareholders' equity per share[1,2], EUR	**4.47**	4.33	**4.47**	4.28	4.28
Shares outstanding[1,2], million	**2,783**	2,783	**2,783**	2,928	2,846
Return on equity excluding goodwill[3], %	**17.0**	28.1	**21.0**	19.0	16.7
Return on equity, %	**13.0**	22.1	**16.2**	14.2	12.3
Loans and advances to the public[1], EURbn	**154**	156	**154**	149	146
Deposits and borrowings from the public[1], EURbn	**97**	98	**97**	93	96
Shareholders' equity[1,2], EURbn	**12**	12	**12**	13	12
Total assets[1], EURbn	**262**	262	**262**	261	262
Assets under management[1], EURbn	**126**	123	**126**	107	113
Cost/income ratio, banking[4], %	**61**	63	**61**	61	63
Cost/income ratio, excl investment earnings, %	**60**	60	**60**	63	64
Tier 1 capital ratio[1,5], %	**7.6**	7.0	**7.6**	7.9	7.3
Total capital ratio[1,5], %	**10.1**	9.3	**10.1**	10.1	9.3
Risk-weighted assets[1], EURbn	**140**	140	**140**	135	134

[1] End of period.

[2] Total shares registered was 2,928 million (31 Dec 2003: 2,928 million). Number of own holdings of shares in Nordea Bank AB (publ) was 145 million (31 Dec 2003: 81.6 million). A reduction of share capital through cancellation of repurchased shares was registered on 26 October 2004. The reduction has been made through retirement without payment of 81.6 million shares repurchased in 2003. Average number of own shares Jan-Sep 2004 was 132 million (Jan-Dec 2003: 50 million). Average number of outstanding shares Jan-Sep 2004 was 2,798 million (Jan-Dec 2003: 2,921 million, Jan-Sep 2003: 2,928 million). Dilution is not applicable.

[3] Net profit before minority interests and goodwill amortisation/write-downs as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

[4] Total expenses divided by the sum of total income, equity method and investment earnings, banking.

[5] Including the result for the first nine months.

Quarterly development

EURm	Note	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income		**884**	868	846	850	838
Net commission income	1	**403**	405	397	388	379
Trading income		**86**	104	156	125	130
Other income		**18**	27	22	36	56
Total income		**1,391**	**1,404**	**1,421**	**1,399**	**1,403**
Staff costs		**-463**	-456	-488	-511	-531
Profit sharing		**-15**	-15	-15	-46	-
Other expenses		**-359**	-378	-370	-416	-350
Total expenses	2	**-837**	**-849**	**-873**	**-973**	**-881**
Profit before loan losses		**554**	**555**	**548**	**426**	**522**
Loan losses, net		**2**	3	-42	-84	-89
Equity method		**15**	9	9	14	10
Profit before investment earnings and insurance		**571**	**567**	**515**	**356**	**443**
Investment earnings, banking		**-26**	-61	62	33	27
Operating profit, life insurance		**42**	51	47	40	40
Goodwill amortisation and write-downs		**-39**	-41	-40	-46	-40
Operating profit		**548**	**516**	**584**	**383**	**470**
Real estate sales and write-downs, net		**0**	300	-	-115	-
Taxes		**-149**	-152	-165	-66	159
Minority interests		**-1**	0	-1	0	-1
Net profit		**398**	**664**	**418**	**202**	**628**
Earnings per share (EPS)		**0.14**	0.24	0.15	0.07	0.21
EPS, rolling 12 months up to period end		**0.60**	0.67	0.57	0.51	0.55

Note 1 Net commission income, EURm					
Brokerage	**35**	40	44	35	28
Asset management/investment funds	**123**	124	127	129	120
Issue of securities	**11**	6	7	5	2
Loans and advances	**93**	90	90	88	88
Deposits and payments	**199**	199	192	200	194
Foreign exchange	**11**	11	11	13	10
Other	**36**	43	31	29	35
Commission expenses	**-93**	-91	-95	-94	-84
Net commission income incl commission reported as trading income	**415**	**422**	**407**	**405**	**393**
Of which reported as trading income	**-12**	-17	-10	-17	-14
Net commission income	**403**	**405**	**397**	**388**	**379**

Note 2 Expenses, EURm					
Staff[1]	**463**	457	489	512	532
Profit sharing	**15**	15	15	46	-
Information technology[2]	**105**	108	112	136	88
Marketing	**18**	23	14	27	14
Postage, telephone and office expenses	**46**	50	52	56	53
Rents, premises and real estate expenses	**83**	89	75	87	74
Other	**111**	110	120	112	123
Expenses	**841**	**852**	**877**	**976**	**884**
Of which investment activities[3]	**-4**	-3	-4	-3	-3
Expenses	**837**	**849**	**873**	**973**	**881**

[1] Variable salaries were EUR 26m in Q3 2004 (Q2 2004: EUR 28m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q3 2004, including staff etc, but excluding IT expenses in insurance operations, were EUR 161m (Q2 2004: EUR 166m).

[3] Including staff costs.

The Group

Result summary first nine months 2004

Operating profit increased by 15% in the first nine months of 2004 to EUR 1,648m compared to the same period last year. Net profit was up by 15% to EUR 1,480m and earnings per share were EUR 0.53.

Strong sales and market share gains in several areas resulted in volume growth and increasing net interest income. Commission income increased significantly. Trading income decreased. Total expenses decreased by 5% year-on-year and loan losses were substantially reduced.

Development in the third quarter 2004

Mixed macroeconomic data and rising oil prices increased the uncertainty regarding the global macroeconomic outlook. Short-term interest rates were largely unchanged in the European markets, whereas long-term interest rates fell. Nordic equity markets had a mixed performance and trading volumes decreased.

Income

Net interest income increased by 2% to EUR 884m supported by increasing volumes in Retail Banking. Household lending continued to grow, in the third quarter by 3% mainly from mortgage financing. Lending to small and medium-sized corporates increased by 1%. In the large corporate sector on-balance sheet-lending decreased following the strong increase in the second quarter. In total, loans and advances to the public decreased by 1% to EUR 154bn.

Increasing price competition had a negative effect on lending margins.

Deposits decreased by 1% to EUR 97bn whereas deposit margins increased somewhat supported by the active asset-liability management.

Nordea has continued to actively manage its non-trading interest-rate risk. A portion of Nordea's deposit base, predominantly current accounts, has been defined as having a duration of approx. 1.5 years rather than short-term. The redefinition was made in the second quarter. As a consequence, these volumes open an interest-rate risk and this risk is managed by using derivatives and on-balance sheet items. At the end of the third quarter, approx. EUR 13bn has been hedged with a yield gain of 50-100 basis points, depending on currency. The increase in income from this activity compared to the second quarter is approx. EUR 10m. The effect year-to-date is approx. EUR 25m compared to the same period last year, when including the effect of the previous hedging arrangement last year.

Net commission income was stable at a high level of EUR 403m.

Commissions from brokerage declined to EUR 35m following reduced turnover in Nordic equity markets.

Asset-management-related commissions were stable at EUR 123m. While management fees continues to develop in line with the rise in Assets under Management (AuM), the relatively low business activity reduced transaction-related income. AuM increased by 2% to EUR 125.7bn. Total net inflow reached EUR 2.1bn in the third quarter.

Deposit and payments commissions remained stable at a high level of EUR 199m.

Trading income decreased by 17% to EUR 86m. Trading income was affected by reduced customer activity and lower volatility in financial markets. Fixed income was the product area most affected.

Expenses

Total expenses continued to decrease and were reduced by 1% to EUR 837m.

Staff costs increased by 2% to EUR 463m. Restructuring expenses and pension-related costs were slightly higher than in the second quarter.

The number of employees, measured by full-time equivalents, was reduced by 150 during the quarter.

Other expenses decreased by 5% to EUR 359m. The decrease was partly a result of seasonal factors impacting expenditures such as IT and marketing.

Loan losses

Also in this quarter, net loan losses were positive at EUR 2m. Reversals exceeded new provisions in the business areas, and no major problem area was identified.

Investment earnings, banking

Investment earnings, banking, were EUR -26m compared to EUR -61m in the second quarter. The result was negatively influenced by a positioning for higher rates early in the quarter when interest rates fell.

Life insurance

Profit from Life was EUR 42m. Life insurance activities continued to contribute with a relatively stable profit also this quarter, albeit somewhat lower than the high level achieved in the previous quarters.

Equity method
Profit from companies accounted for under the equity method increased to EUR 15m. Improved results from the partly owned Russian bank International Moscow Bank contributed to the increase.

Net profit
Net profit amounted to EUR 398m corresponding to EUR 0.14 per share and a return on equity of 17.0% (excluding goodwill). Adjusted for the impact of the real estate gain, earnings per share in the second quarter were also EUR 0.14 and return on equity was 16.4% (excluding goodwill). The rolling 12-month earnings per share were EUR 0.60.

Development in the first nine months 2004 compared to the same period 2003

Income
Net interest income increased by 3% to EUR 2,598m in the first nine months 2004.

Mortgage lending to household customers has expanded significantly and volumes increased by EUR 8.2bn, or 14%, year-on-year. Nordea has increased its market shares within mortgage lending in most of the Nordic markets. Lending to small and medium-sized corporates increased by 3% to EUR 58.9bn, while on-balance-sheet lending to large corporate customers was reduced. In total, loans and advances to the public increased by 4% to EUR 154bn.

Lending margins within Retail Banking were reduced compared to last year whereas lending margins to large corporates strengthened somewhat.

Deposits increased by 5% to EUR 97bn. Falling short-term interest rates had a negative impact on deposit margins compared to last year.

Net commission income increased by 10% to EUR 1,205m. Commissions from brokerage increased by 65% to EUR 119m as equity market indices and volumes improved. Commissions from asset management increased by 11% to EUR 374m. Commissions from deposits and payments increased by 5% to EUR 590m reflecting an increase in the total number of transactions, in particular card payments and internet transactions.

Trading income fell by 22% to EUR 346m from the high level in the first nine months of 2003.

Other income decreased by 64% to EUR 67m. The reduction is explained by non-recurring gains of approx. EUR 110m last year and lower property-related income following Nordea's divestment of real estate.

Expenses
Total expenses fell by 5% to EUR 2,559m. Underlying expenses decreased by approx. 6% adjusted for restructuring charges, variable salaries and currency fluctuations. This development reflects the generally strengthened cost management culture in the Group.

Staff costs were reduced by 12% in the first nine months compared to the same period last year. Underlying staff costs were reduced by 7%. Compared to one year ago, the number of employees has been reduced by approx. 2,000 as a result of rationalisations and an additional 1,100 as a result of outsourced services.

The reservation for profit-sharing amounted to EUR 45m in the nine months of 2004. In 2003, no reservation for profit sharing was made in the corresponding period.

Other expenses were stable at EUR 1,107m. Information technology expenses increased by EUR 53m to EUR 325m. This includes expenses related to outsourced staff in the IBM joint venture. Total IT-related costs were down slightly. Underlying other expenses were reduced by 6%.

Loan losses
Loan losses were 0.03%, annualised, of total loans and guarantees compared to 0.25% last year. The improvement reflects an overall stable credit quality.

Investment earnings, banking
Investment earnings were EUR -25m, a decline by EUR 162m from the high level achieved in the same period last year. The investment risk framework, as outlined under Group Treasury on page 17, has an impact on the comparison year-on-year.

Life insurance
Profit from life insurance improved to EUR 140m from EUR 109m in the first nine months of 2003, mainly reflecting the implementation of the changed business model in Life.

Net profit
Net profit was EUR 1,480m corresponding to EUR 0.53 per share, and a return on equity of 21.0% (excluding goodwill). Earnings per share in the first nine months, adjusted for the impact of the real estate gain, were EUR 0.42 and return on equity was 17.2% (excluding goodwill).

Credit portfolio

At the end of the third quarter, impaired loans, net, amounted to EUR 596m representing 0.4% of total lending, compared to 0.6% of total lending one year ago.

Over the last 12 months, the share of household lending increased to 46% from 43%, representing a marked shift

towards low risk and high quality assets. Within household lending, mortgage loans account for 76%.

There was no major change in the composition of the corporate loan portfolio in the third quarter. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 22.6bn, representing 15% of the total portfolio.

Repurchase of own shares

Nordea has a strong core capital base. In the third quarter Nordea launched a highly cost-effective securities issue targeted at European retail investors. The EUR 500m bond is classified as Tier 1. It raised Nordea's Tier 1 capital ratio by approximately 0.4 percentage points.

The Board of Directors today decided, within the framework of the authorisation by the Annual General Meeting, that the Bank will reactivate the repurchase programme to buy-back up to a maximum of 139 million of its own shares (equivalent to approx. 5% of the total shares in the Bank). A 5% repurchase would reduce the Tier 1 capital ratio by approx. 0.6 percentage points.

Shareholders' equity amounted to EUR 12bn at the end of the quarter. The Tier 1 capital ratio increased from 7.0% in the second quarter to 7.6% and the total capital ratio from 9.3% to 10.1%, including the result for the first nine months of 2004.

The reduction of share capital in Nordea through cancellation of repurchased shares was registered on 26 October 2004. The reduction has been made through retirement of 81.6 million shares repurchased in 2003.

IFRS implementation

The introduction of IFRS principles for publicly traded companies in 2005 will affect Nordea mainly in the following areas:

Life insurance contracts will be marked to market, which will affect assets and liabilities of the life insurance business, but is expected to have limited effect on the reported financials.

The consolidation principles will be changed, which will affect the consolidation of Nordea's life insurance business and other non-fully-consolidated holdings.

The recommendation regarding valuation of financial instruments (IAS 39) has not yet been endorsed by the EU. There is continued uncertainty attached to the scope of the recommendations. The latest draft recommendations may lead to an increased accounting volatility, but they are not expected to have a material impact on the reported earnings going forward.

Certain aggregated reserves regarding the loan portfolio will not be upheld under IAS 39, and are expected to be dissolved. This will lead to a positive one-off effect on equity.

Amortised cost calculations on non-performing loans will increase the net interest income as well as the loan loss amount on a recurring basis.

Goodwill will no longer be amortised, but impairment test will, as previously, be regularly performed. If the new rule had been applied already this year, the operating result for the period January-September would have been EUR 120m higher.

The implementation of the IFRS principles is not expected to have any major net negative impact on Nordea's reported earnings or financial position. Nordea's preparations for the implementation are proceeding according to plan.

The Nordea share

During the third quarter the share price of Nordea appreciated by 9.7% on the Stockholm Stock Exchange from SEK 54.25 on 30 June to SEK 59.50 on 30 September. Total shareholder return for the third quarter was 9.7%.

Changes in Group Executive Management

In order to simplify structures and processes in the Group and to further enhance customer orientation and increase focus on top-line growth, Nordea's organisational structure will be adjusted as of 1 November 2004.

The overall structure with three business areas will be maintained, but a clearer split of responsibility between customer, product, service and staff units is established.

Peter Schütze, currently Head of Group Staffs, has been appointed new Head of Retail Banking succeeding Kari Jordan, who is leaving Nordea. Frans Lindelöw, currently Head of Equities, has been appointed Deputy Head of Retail Banking and member of Group Executive Management. Frans Lindelöw will be responsible for products and concepts within Retail Banking. Lena Eriksson, Head of Group Legal, has also been appointed member of Group Executive Management.

In addition, Markku Pohjola remains deputy CEO now also responsible for Group Human Resources.

Increased holding in International Moscow Bank

Nordea will participate in a share issue launched by International Moscow Bank (IMB) and thereby increase its holding from 21.7% to 26.4%. Nordea operates in Russia through its holding in IMB which is the largest foreign owned bank in Russia, measured by assets, and the 8th

largest bank in the country with total assets of approx. EUR 2.2bn.

Nomination committee for 2005

The 2004 Annual General Meeting resolved to establish a Nomination Committee for 2005. The Committee is to make proposals to the 2005 AGM regarding the election of Board members as well as the Board members' remuneration and auditors' fees. According to the AGM resolution, the Nomination Committee shall comprise representatives of the three largest shareholders as well as the Chairman of the Board of Directors, Hans Dalborg.

The shareholders have appointed Eva Halvarsson, the Swedish State, Mogens Hugo Jørgensen, Nordea Danmark-fonden and Staffan Grefbäck, Alecta.

The Nomination Committee has elected Eva Halvarsson Chairman of the Committee. Furthermore, the Committee has in accordance with the AGM resolution decided to appoint one additional member, Juha Rantanen who has been appointed President and CEO of Outokumpu as of 1 January 2005 and was previously President and CEO of Ahlstrom Corporation.

Proposed demutualisation of Nordea Liv I in Sweden

Nordea plans to transform its mutual life company Nordea Liv I (former Livia) in Sweden into a demutualised company. The policyholders of Nordea Liv I will during the autumn 2004 be asked to vote regarding a demutualisation.

Awards from The Banker

Nordea has received a global e-banking award from The Banker, a leading industry publication owned by the Financial Times Group. The Banker's choice was motivated by Nordea's e-banking services being the most widely used in the world, with most transactions and steady growth of e-banking customers.

Nordea in Sweden was also awarded the Banker's Country Award. The country award is a recognition of how Nordea in Sweden has advanced its market position and of the new services and products introduced to both retail and corporate customers.

Outlook 2004

Nordea expects total income to be in line with that of 2003. The continued increase in overall business volumes is expected to largely offset the recent shortfall in trading income. Previous outlook statement indicated that total income in 2004 would increase compared to that of 2003.

The sharp attention on cost management will be maintained. Based on the progress in cost management in recent quarters, costs for the full year 2004 are expected to remain clearly below costs in 2003.

Based on the overall quality of the credit portfolio, and the present economic outlook for the Nordic countries, the loan loss ratio is expected to be substantially lower than the level experienced in 2003.

Results by business area third quarter 2004

EURm	Business areas						
	Retail Banking	**Corporate and Institutional Banking**	**Asset Management & Life**		**Group Treasury**	**Group Functions and Eliminations**	**Total**
			Asset Mgmt	**Life**			
Customer responsible units:							
Net interest income	730	92	9		41	12	884
Other income	348	138	63		-1	-41	507
Total income incl. allocations	**1,078**	**230**	**72**		**40**	**-29**	**1,391**
of which allocations[1]	*138*	*-54*	*-60*	*-22*	*1*	-3	*0*
Expenses incl. allocations	**-601**	**-128**	**-44**		**-8**	**-56**	**-837**
of which allocations[1]	*-299*	*-49*	*4*		*-1*	345	*0*
Loan losses	5	19				-22	2
Equity method	3	6				6	15
Profit before investment earnings and insurance	**485**	**127**	**28**		**32**	**-101**	**571**
Investment earnings, banking					-26	0	-26
Operating profit, life insurance				28		14	42
Goodwill amortisation and write-down	-7	-2				-30	-39
Operating profit 2004: Q3	**478**	**125**	**28**	**28**	**6**	**-117**	**548**
2004: Q2	456	85	31	40	-27	-69	516
2004: Q1	433	154	33	40	55	-131	584
2003: Q4	428	100	35	26	62	-268	383
2003: Q3	395	92	26	33	35	-111	470
Return on equity, %	28%	21%					13.0%
Cost/income ratio, banking, %	56%	54%	61%				61%
Other information, EURbn							
Total assets	153	79	4	25	16	-15	262
Lending	129	24	2		0		154
Deposits	71	20	3		3		97
Capital expenditure, EURm	5	0	1	0	0	6	12
Depreciations, EURm	-5	0	-1	-1	0	-33	-40
Product result 2004: Q3			57	47			
2004: Q2			58	57			
2004: Q1			60	53			
2003: Q4			60	44			
2003: Q3			48	43			

[1] Allocations show the redistribution of cost and income between business areas. Income within CIB and Asset Management has been reduced by EUR 54m and EUR 60m, respectively, while EUR 138m and EUR 1m is included in total income within Retail Banking and Group Treasury, respectively.

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations includes the unallocated results of the three group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury) and Group Staffs. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Figures are disclosed and consolidated using end of period and average currency rates in conformity with the statutory reporting. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on allocated capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking. The product result for Asset Management includes, in addition to the operating profit of EUR 28m, revenues and expenses related to investment funds allocated to Retail Banking of EUR 52m and EUR 8m, respectively. In addition, estimated sales and distribution costs within Retail Banking of EUR 30m is included in the product result of EUR 57m in the third quarter 2004.

When allocating income and cost between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and advances to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. This also applies to the corresponding result effect derived from amortisation and write-downs and funding costs. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations, together with the result effects.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arms length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, results from real estate holdings, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

Retail Banking

- **Increased lending volumes**
- **Positive net loan losses**
- **High level of operating profit maintained**

Retail Banking has customer responsibility for household as well as small and medium-sized corporate customers and develops, markets and distributes a broad range of financial products and services.

Market conditions

Customer demand remained firm in the third quarter in particular for mortgages and savings products. Client interest in new payment solutions such as e-invoicing continued.

Business development

Lending to households continued to grow, mainly in mortgage financing. The loan volume increased by EUR 2.3bn to EUR 69.8bn during the third quarter, an increase of 3.4%. The average lending margin for households was 1.47% in the third quarter compared to 1.53% at the end of the second quarter.

Loan demand from corporate customers within Retail continued to rise, during the third quarter with an increase of 1.3%, or EUR 0.8bn, to EUR 58.9bn.

Lending margin for corporate customers declined from 1.18% in the second quarter to 1.13% in the third quarter.

The total loan volume increased from EUR 125.6bn at the end of the second quarter to EUR 128.7bn, an increase of 2.5%. Well over half of the total loan volume is mortgage lending to household and corporate customers. Total lending margins declined to 1.32% from 1.37%, in the third quarter.

The total deposit volume increased by 1.1% to EUR 71.4bn mainly reflecting increased deposits from households. The overall deposit margins increased to 1.27% from 1.18%, in the third quarter supported by the active asset-liability management.

An additional 100,000 international cards were sold bringing the total number of international cards to 4.0 million at the end of the quarter.

New initiatives in the third quarter focused on improved mortgages and housing services, e-business and payment services as well as customer programmes:

In the Danish market, sales of mortgages to small and medium sized corporate customers will be supported by local specialists in the branch regions. A new concept in the Swedish market offering advisory solutions for customers in the process of selling their real estate has been launched. In the Finnish market an e-invoice sales campaign resulted in strong growth in sales with more than 2,000 new e-invoice agreements during the quarter.

In the Polish and the Baltic markets, Nordea has strengthened its position in mortgage lending which is among the fastest growing segments in these markets. In the four markets as a whole, Nordea's market share was 4.5% in the third quarter 2004 compared to 3.8% one year earlier.

Electronic banking

The number of netbank customers increased by 0.1 million in the third quarter and reached 3.9 million, of which 3.5 million are households. The growth in online equity trading customers continued during the quarter. At the end of the third quarter 352,000 customers had signed up for online equity trading.

Netbank activity continued to grow at a rapid pace. The number of log-ons was 40.2 million in the third quarter, corresponding to an increase of 26% year-on-year. The number of netbank payments increased by 17% year-on-year.

Result

Total income was EUR 1,078m in the third quarter, slightly lower than in the second quarter. Net interest income increased by EUR 9m. Non-interest income was EUR 348m, down by EUR 36m.

Costs were strictly controlled and were reduced compared to the second quarter. In the third quarter the number of employees was reduced by approx. 80 to 17,560 full-time equivalents.

Loan losses in the third quarter showed a net income of EUR 5m as reversals exceeded the need for new provisions.

Operating profit increased for the sixth consecutive quarter to EUR 478m. The return on allocated equity increased from 27% in the second quarter to 28% in the third quarter, and the cost/income ratio improved from 58% in the second quarter to 56% in the third quarter.

Operating profit by main area

EURm	Total Q3 2004	Total Q2 2004	Retail Denmark Q3 2004	Retail Denmark Q2 2004	Retail Finland Q3 2004	Retail Finland Q2 2004	Retail Norway Q3 2004	Retail Norway Q2 2004	Retail Sweden Q3 2004	Retail Sweden Q2 2004	Poland & Baltic Q3 2004	Poland & Baltic Q2 2004
Net interest income	730	721	207	205	192	188	108	112	205	196	14	14
Net commissions & other income	348	374	91	90	86	103	37	35	123	134	8	7
Total income	**1,078**	**1,095**	**298**	**295**	**278**	**291**	**145**	**147**	**328**	**330**	**22**	**21**
Total expenses	-601	-637	-160	-166	-150	-163	-84	-89	-184	-193	-16	-16
Profit before loan losses	**477**	**458**	**138**	**129**	**128**	**128**	**61**	**58**	**144**	**137**	**6**	**5**
Loan losses	5	1	-3	-5	2	-3	0	7	7	5	-1	-2
Equity method	3	4	3	4	0	0	0	0	0	0	0	0
Goodwill amortisation	-7	-7	0	0	0	0	0	0	-4	-4	-2	-2
Operating profit	**478**	**456**	**138**	**128**	**130**	**125**	**61**	**65**	**147**	**138**	**3**	**1**
Cost/income ratio, %	56	58	53	55	54	56	58	60	56	59	72	74
Return on equity, %	28	27	27	25	34	32	21	23	32	30	10	5
Other information, EURbn												
Lending	128.7	125.6	36.0	35.0	29.8	28.9	20.3	20.2	40.3	39.5	2.2	1.9
Deposits	71.4	70.6	16.2	16.1	22.7	22.7	10.5	10.4	20.8	20.1	1.3	1.2
Economic capital	4.8	4.9	1.5	1.5	1.1	1.2	0.8	0.8	1.3	1.3	0.1	0.1

Margins[1]

Lending margins, %	Q3 2004	Q2 2004
To corporates	1.13%	1.18%
To households	1.47%	1.53%
-household mortgages	0.90%	0.94%
Total lending	1.32%	1.37%
Deposit margins, %		
From corporates	0.93%	0.90%
From households	1.50%	1.38%
Total deposits	1.27%	1.18%

[1] Margins are excluding Poland & Baltic.

Key figures per quarter

	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Operating profit, EURm	**478**	456	433	428	395
Return on equity, %	**28**	27	26	26	24
Cost/income ratio, %	**56**	58	58	55	56
Customer base: households, million	**9.6**	9.6	9.6	9.6	9.7
corporate customers, million	**0.9**	0.9	0.9	0.9	1.0
Number of employees (full-time equivalents)	**17,557**	17,638	17,882	18,320	18,684

Corporate and Institutional Banking

- **Strong growth in non-interest income**
- **Cost savings realised**
- **Loan loss recoveries**

Corporate and Institutional Banking delivers a wide range of products and services to corporate and institutional customers, and has customer responsibility for large corporates, shipping, offshore and oil services companies, and financial institutions.

Market conditions

Uncertainty in the global economy continued to affect investor behaviour. The Nordic equity markets were characterised by low turnover as a result of low customer activity. The Nordic and European bond markets were characterised by declining yields and low volatility.

Stock market development

	Market volume		Market index
	Q3 2004 EUR bn	Q3 vs. Q2 %	Q3 vs. Q2 %
Denmark	18.4	-9%	5%
Finland	36.3	-19%	-1%
Norway	27.2	31%	7%
Sweden	83.4	-8%	1%

Business development

In Corporate Banking Division the deal flow continued to build momentum in the third quarter as it has done throughout 2004. However, price competition is increasing. The loan loss recoveries were substantial, indicating a strong credit quality in the customer base.

In Cash Management, a number of mandates were won. Nordea has recently strengthened the product offering in this area.

The positive development for Corporate Finance continued in the third quarter, where both the M&A market and the IPO market continued to improve and Nordea won several advisory mandates.

In the Financial Institutions Division, income decreased due to the level of lower market activity. Clients were inclined to leave their portfolios unchanged in the hesitant financial markets. A number of client mandates were won towards the end of the quarter. The dedicated customer approach for financial institutions is increasingly showing results, and successes included the cash management and global custody business for the Finnish state pension fund.

In Custody services, the number of transactions decreased by 11% compared to the second quarter while assets under custody increased by 5% to EUR 438bn.

Business activity within International and Shipping Division was high and the division has underwritten, syndicated and closed several large transactions in the quarter. Increased competition is exerting pressure on prices.

In Markets Division, customer activity was low in all product areas, especially in the first part of the quarter. Fixed income was the product area mostly affected. In the quarter, Nordea was sole book runner for a SEK 2.5bn 10 year Eurobond issued by the European Investment Bank (EIB).

Result

Total income in the third quarter amounted to EUR 230m, up by EUR 22m or 11% from the second quarter. Net interest income was EUR 92m, somewhat down from the previous quarter as a result of reduced on-balance sheet lending volume in addition to continued pressure on credit margins. Other income increased by EUR 28m to EUR 138m despite somewhat low customer activity as a seasonal pattern for the third quarter. Commission income picked up significantly in corporate banking as well as in shipping businesses as a consequence of successful execution of several large equity and debt-capital-market-related transactions and an active role in loan syndications. Income in Markets was lower than in the previous quarter, reflecting the low market activity especially among institutional customers.

Total expenses in the third quarter were EUR 128m, down by EUR 6m or 4% compared to the previous quarter. The decrease is attributable to lower staff costs, lower number of employees as well as lower performance related salaries in Markets. The number of employees continued to decrease in the quarter and has been reduced by approx. 170, or 8%, from the beginning of the year. Other costs remained stable in the third quarter.

Loan losses amounted to a positive figure of EUR 19m including transfer risk, as the reversals of earlier provisions for loan losses exceeded the amount of new provisions for the third consecutive quarter.

Operating profit was EUR 125m, up by EUR 40m from the second quarter, corresponding to a return on allocated equity of 21%. The cost/income ratio was 54%.

Operating profit by main area

EURm	Total Q3 2004	Total Q2 2004	Corporate Banking Division[1] Q3 2004	Corporate Banking Division[1] Q2 2004	Financial Institutions Division[1] Q3 2004	Financial Institutions Division[1] Q2 2004	International and Shipping Division[1] Q3 2004	International and Shipping Division[1] Q2 2004	Other Q3 2004	Other Q2 2004	Markets[2] Q3 2004	Markets[2] Q2 2004
Net interest income	92	98	53	56	9	9	29	29	1	4	14	16
Other income	138	110	56	48	20	31	18	11	44	19	99	108
Total income	**230**	**208**	**109**	**104**	**29**	**40**	**47**	**40**	**45**	**23**	**113**	**124**
Total expenses	-128	-134	-38	-39	-29	-31	-11	-12	-50	-52	-64	-73
Profit before loan losses	**102**	**74**	**71**	**65**	**0**	**9**	**36**	**28**	**-5**	**-29**	**49**	**51**
Loan losses	15	6	12	4	0	0	3	2	0	0	0	0
Transfer risk	4	4	4	4	0	0	0	0	0	0	0	0
Equity method	6	3	0	0	0	0	0	0	6	3	0	0
Goodwill amortisation	-2	-2	-1	-1	-1	-1	0	0	0	0	0	0
Operating profit	**125**	**85**	**86**	**72**	**-1**	**8**	**39**	**30**	**1**	**-26**	**49**	**51**
Other information, EURbn												
Lending	24.1	26.1	12.6	13.3	1.4	1.9	6.5	6.6	3.5	4.3	3.5	4.3
Deposits	19.5	20.9	7.3	6.9	7.5	8.1	3.1	3.0	1.6	3.0	1.6	3.0
Economic capital	1.7	1.7	1	1.0	0.2	0.2	0.3	0.3	0.2	0.2	0.6	0.5

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

Key figures per quarter

	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Operating profit, EURm	**125**	85	154	100	92
Return on equity, %	**21**	14	25	15	13
Cost/income ratio, %	**54**	64	48	54	56
Number of employees (full-time equivalents)	**1,932**	1,941	1,974	2,102	2,172

Asset Management & Life

- **Assets under Management at EUR 125.7bn on net inflow of EUR 2.1bn in the third quarter**
- **Robust sale of Nordic retail funds**
- **European Fund Distribution continues strong trend**
- **Firm Life result**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and in the savings market in general.

Market conditions

Mixed macroeconomic data and rising oil prices increased the uncertainty regarding the global macroeconomic outlook and long-term interest rates declined. Global equity markets, as measured by the MSCI world index declined by 3%. Nordic equity markets showed a mixed performance and trading volumes fell.

Business development

Assets under management (AuM) increased by EUR 2.4bn to EUR 125.7bn. Net inflow of EUR 2.1bn was the main factor behind the rise in AuM, while return on assets and currency effects made a small positive contribution. By the end of the third quarter, equity products represented 34% of total AuM compared to 36% in the second quarter. The transaction volume remained subdued following the hesitant trends in financial markets.

In Retail funds AuM rose by EUR 0.7bn to EUR 38.7bn of which net inflow contributed EUR 1bn.

Nordea's market share in the Nordic retail fund market was 19.3% of AuM in the third quarter, a gain of 0.2 percentage points. The market share of net inflows was equal to 31.6%. Nordea's share of net inflows was robust across markets. In Finland the market share in net inflows remained above 40%. The strong Danish inflow was partly caused by institutional funds. In Sweden sales in fixed income funds were the main contributor to the improvement in the market share of net inflows to 14.8%. Net inflows into the European Equity Hedge Fund also contributed. The market share of net inflows in Norway continues to be above the market share of AuM. As a result the market share of AuM increased to 8.8% from 8.7%.

Nordea market shares in the Nordic fund market[1]

Percent	Nordic	Denmark	Finland	Norway	Sweden
Net inflow Q3	31.6	37.6	40.4	17.3	14.8
AuM end Q3, 2004	19.3[2]	24.4	27.9	8.8	15.9[2]

[1] Market shares are based on official statistics and include all funds, also institutional.
[2] Swedish AuM market share is based on second quarter 2004 data.

With a net inflow of EUR 0.5bn, AuM within Nordic Private Banking rose to EUR 26.3bn. The overall trend in quarterly inflows has been stable during 2004 and AuM in Nordic Private Banking have increased by 10% year-to date.

In International Wealth Management & Funds – comprising European Private Banking and European Fund Distribution – net inflow amounted to EUR 0.3bn bringing AuM to EUR 12.8bn at the end of the quarter.

The equity value funds distributed through European Fund Distribution continue to be among the best selling cross-border funds in Europe. In particular, inflows in the German market have been strong despite the weak conditions in this market in general.

Assets managed for institutional clients rose EUR 0.2bn, and AuM were EUR 22.5bn at the end of the quarter. Net inflow from both existing and new institutional clients accounted for EUR 0.1bn of the increase.

In Life & Pensions, total net written premiums were somewhat lower than in the previous quarter due to seasonal effects, but year-on-year net written premiums increased by 6%. AuM in Life & Pensions rose EUR 0.6bn to EUR 25.4bn. Net inflows in the quarter accounted for EUR 0.2bn of the increase.

Result

Asset Management revenues declined by 1% from the second quarter to EUR 132m. While management fees continued to develop in line with the rise in AuM, the subdued business activity affected transaction-related income negatively. The decline in average net margins can also be explained by this reduction in transaction-related income. Asset management expenses were reduced by 2% and the product result declined by 1% to EUR 57m.

The product result in Life & Pensions was EUR 47m, down from the high level of EUR 57m reached in the second quarter. Financial buffers were 4.4% of life provisions by the end of the third quarter, down from 4.9% in the second quarter. Unit-linked is an increasingly important contributor to the result within Life & Pensions.

Volumes, inflow and margins

EURbn	Total Q3 2004	Total Q3 Inflow	Total Q2 2004	Denmark Q3 2004	Denmark Q2 2004	Finland Q3 2004	Finland Q2 2004	Norway Q3 2004	Norway Q2 2004	Sweden Q3 2004	Sweden Q2 2004
Customer/Market dimension											
Nordic retail funds[1]	38.7	1.0	38.0								
Nordic private banking	26.3	0.5	25.8								
International Wealth Management and funds	12.8	0.3	12.5								
Institutional clients[1]	22.5	0.1	22.3								
Life & Pensions	25.4	0.2	24.8								
Total	125.7	2.1	123.3								
Organisational dimension											
Investment Funds, volumes[2]	48.2		46.9	15.0	14.4	7.4	6.9	1.9	1.8	16.9	16.8
Investment Management, volumes[3]	79.8		78.1								
Investment Funds margins, %[4]	0.95		0.98	0.45	0.48	1.08	1.15	0.73	0.82	1.06	1.08
Investment Management margins, %[3]	0.15		0.16								

[1] EUR 1.0 bn have been reclassified from institutional clients to retail funds as of the end of second quarter 2004

[2] Including EUR 7.1bn and EUR 7.0bn outside the Nordic countries for the second and third quarters, respectively.

[3] Includes management of Nordea investment funds and Group Life & Pensions assets.

[4] For Denmark net margins are included, whereas in the other markets, gross margins (before costs of fund management) are included.

Key figures per quarter – Asset Management activities

EURm	**Q3 2004**	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Revenues	**132**	134	137	137	119
Expenses	**-47**	-48	-48	-48	-44
Distribution expenses	**-28**	-28	-29	-29	-27
Product result	**57**	**58**	**60**	**60**	**48**
of which profit within Retail Banking	***30***	*27*	*27*	*25*	*22*
Cost/income ratio, %	**57**	57	56	56	60
Economic capital	**130**	133	136	133	122
Assets under management, EURbn	**126**	123	122	113	107
Number of employees (full-time equivalents)	**829**	793	786	784	804

Key figures per quarter – Life activities

EURm	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Traditional life insurance					
Premiums written, net of reinsurance	**391**	422	491	533	370
Normalised investment return[1]	**235**	236	234	244	236
Benefits paid and change in provisions	**-547**	-560	-655	-687	-532
Insurance operating expenses	**-23**	-26	-25	-28	-24
Normalised operating margin[1]	**56**	**72**	**45**	**62**	**50**
Fluctuations compared to normalised investment return	**96**	-280	347	-114	-151
Change in discount rate for life provisions	**-172**	159	-98	111	126
Actual operating margin	**-20**	**-49**	**294**	**59**	**25**
of which allocated to policyholders	**-17**	-26	-30	-6	-13
of which to/from financial buffers	**73**	124	-218	-10	28
Net profit from other business	**3**	3	3	-2	-1
Product result before distribution expenses	**39**	**52**	**49**	**41**	**39**
Unit-linked business					
Premiums written, net of reinsurance	**99**	190	152	168	87
Product result before distribution expenses	**10**	**8**	**7**	**6**	**7**
Total					
Premiums written, net of reinsurance	**490**	612	643	701	457
Product result before distribution expenses	**49**	**60**	**56**	**47**	**46**
Distribution expenses in Retail Banking	**-2**	-3	-3	-3	-3
Product result[2]	**47**	**57**	**53**	**44**	**43**
of which profit within Retail Banking	**19**	17	13	18	10
Bonds	**15,429**	14,933	15,065	14,862	15,125
Equities	**3,823**	3,762	3,792	3,361	2,953
Property	**2,250**	2,218	2,200	2,186	2,021
Unit-linked	**3,896**	3,844	3,721	3,497	3,275
Total investments	**25,398**	**24,757**	**24,778**	**23,906**	**23,374**
Investment return, %[3]	**1.9**	-0.4	3.2	0.7	0.4
Technical provisions	**24,116**	22,891	23,642	22,859	22,474
of which financial buffers	**856**	933	1,058	878	842
Economic capital	**848**	803	837	967	879
Number of employees (full-time equivalents)	**987**	1,003	1,011	1,012	1,014

[1] In the statutory reporting investments are valued at market price. As a consequence, short-term fluctuations in financial markets affect the operating profit. The normalised investment return reflects the expected long-term return on investments based on the applicable asset mix within Life & Pensions operations.

[2] Reported life result in the Group's income statement includes the costs related to commissions paid to Retail Banking. In the presented product result these commissions are not deducted since they contribute to the Group's earnings on life products.

[3] Exclusive of unit-linked business.

Group Treasury

- **Nordea Kredit assigned AAA rating from Standard & Poor's**
- **Highly successful European Tier 1 loan and lower Tier II loan**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Market conditions

Mixed macroeconomic data and rising oil prices increased the uncertainty regarding the global macroeconomic outlook and long-term interest rates declined. Global stock markets fell in the beginning of the quarter but regained some of the fall later in the period. The US central bank increased short-term rates by 50 basis points to 1.75%.

Business development

Nordea launched two subordinated loans in September. First, a cost-effective EUR 500 million Tier 1 bond at a 30-year all-in cost of Euribor +64 bps. The issue targeted at European private banking investors was well received in the market and it was well oversubscribed. Second, a successful lower Tier II Fixed rate EUR 500 million transaction was launched. Nordea was able to lock in 7 years subordinated debt at Euribor +30 bps all in.

On 19 October, Standard and Poor's assigned an AAA senior debt rating to covered bonds issued by Nordea Kredit. Nordea Kredit is one of the core mortgage companies of Nordea. Covered bonds issued by Nordea Kredit now carry an AAA rating by both S&P and Moody's.

The funding situation of Nordea continues to be strong. In its liability management Nordea focuses on diversification of its funding.

At the end of September, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 35m compared to EUR 28m at the end of the second quarter.

The structural interest income risk (SIIR) which shows the effect on net interest income in the next 12 months was EUR 245m assuming increasing market rates by 100 basis points and EUR -204m assuming decreasing market rates by 100 basis points. At the end of the second quarter the corresponding number was EUR 294m and EUR -248m.

The risk related to equities, calculated as VaR, was EUR 39m compared to EUR 45m at the end of June. The VaR figure comprises all equities including listed, unlisted and private equity.

Investment Risk Framework

As outlined in the interim reports for the first and second quarter, a new framework for management of the Group's investment risk was implemented at the beginning of 2004. The new framework more directly links the investment return to the interest paid to business areas on allocated economic capital.

The basis for investments in Group Treasury is the Group's equity of approx. EUR 12bn. Investment earnings are defined as the net of return on investment and a funding cost, defined as the expected average medium-term risk-free return over time. The funding cost is directly correlated to the interest paid to business areas on their allocated economic capital. The rate is set annually and it is adjusted based on the prevailing market rate.

In 2004 the funding cost is approx 3.2%. In 2003, a shorter-term rate was used.

Result

Operating profit was EUR 6m in the third quarter compared to EUR -27m in the second quarter.

Investment earnings were EUR -26m in the quarter compared to EUR -61m in the previous quarter. The result was negatively influenced by a positioning for higher rates early in the quarter when interest rates fell.

The annualised investment return in the third quarter was 3.0% excluding funding cost.

Operating profit in Group Funding was EUR 32m, unchanged compared to the second quarter. As a result of favourable positioning, Group Funding managed to uphold the high level of income achieved in the second quarter.

Operating profit by main area

	Total		Group Investment				Group Funding	
			Fixed-income		Equity			
EURm	Q3 2004	Q2 2004	Q3 2004	Q2 2004	Q3 2004	Q2 2004	Q3 2004	Q2 2004
Income			-16	-43	-6	-15	40	42
Expenses			-3	-3	-1	0	-8	-8
Profit excluding investment earnings	**32**	**34**					**32**	**34**
Investment earnings	-26	-61	-19	-46	-7	-15		
Operating profit	**6**	**-27**						

Key figures per quarter

	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Operating profit, EURm	**6**	-27	55	62	35
Cost/income ratio, %	**50**	neg.	13	11	20
Bonds, EURm	**16,481**	15,656	15,811	14,352	15,409
Equities, EURm	**321**	384	399	430	441
Investments, EURm	**16,802**	16,040	16,210	14,782	15,850
Number of employees (full-time equivalents)	**99**	100	101	100	98

Statutory income statement

EURm	Note	Q3 2004	Q3 2003	Jan- Sep 2004	Jan-Sep 2003
Interest income		1,953	2,361	5,927	7,252
Interest expenses		-1,065	-1,462	-3,316	-4,477
Net interest income		**888**	**899**	**2,611**	**2,775**
Dividend income		0	6	15	42
Net commission income		415	393	1,243	1,128
Net result from financial operations	3	48	101	284	283
Other operating income	9	27	33	372	160
Total operating income		**1,378**	**1,432**	**4,525**	**4,388**
General administrative expenses:					
Staff costs		-478	-520	-1,454	-1,577
Other administrative expenses		-333	-319	-1,022	-1,007
Depreciation, amortisation and write-down of tangible and intangible fixed assets		-72	-68	-226	-215
Total operating expenses		**-883**	**-907**	**-2,702**	**-2,799**
Profit before loan losses		**495**	**525**	**1,823**	**1,589**
Loan losses, net	4	3	-145	-37	-293
Change in value of assets taken over for protection of claims	4	-1	56	0	14
Write-downs on securities held as financial fixed assets		0	-	0	-
Profit from companies accounted for under the equity method		15	10	40	43
Operating profit, banking		**512**	**446**	**1,826**	**1,353**
Operating profit, life insurance	5	**36**	**35**	**122**	**92**
Operating profit		**548**	**481**	**1,948**	**1,445**
Pension adjustments		-	-11	-	-16
Tax on profit for the period		-149	159	-466	-139
Minority interests		-1	-1	-2	-2
Net profit for the period		**398**	**628**	**1,480**	**1,288**
Earnings per share, EUR		0.14	0.21	0.53	0.44
Earnings per share, after full dilution, EUR		0.14	0.21	0.53	0.44

Statutory balance sheet, end of period

Assets, EURm	Note	30 Sep 2004	31 Dec 2003	30 Sep 2003
Loans and advances to credit institutions	6	22,761	29,037	24,900
Loans and advances to the public	6	154,451	145,644	148,688
Bonds and other interest-bearing securities		29,968	32,017	30,185
Shares and participations		611	648	658
Shares in associated and group undertakings		358	421	443
Assets, insurance[1]		23,325	22,880	22,597
Intangible fixed assets		1,972	2,090	2,154
Tangible assets		586	826	1,309
Other assets, banking[1]		27,820	28,627	29,746
Total assets		**261,852**	**262,190**	**260,680**
[1] Of which certain investments, for which customers and policyholders bear the whole risk.		6,898	6,673	6,144
Liabilities, provisions and shareholders' equity, EURm				
Deposits by credit institutions		32,236	28,753	25,151
Deposits and borrowings from the public		97,133	95,556	92,928
Debt securities in issue etc		58,770	64,380	66,818
Liabilities, insurance		22,830	21,824	21,583
Provisions and other liabilities, banking		32,092	34,377	36,252
Subordinated liabilities		6,339	5,115	5,400
Minority interests		3	8	9
Shareholders' equity		12,449	12,177	12,539
Total liabilities, provisions and shareholders' equity		**261,852**	**262,190**	**260,680**
Assets pledged for own liabilities		26,239	32,378	26,680
Other assets pledged		3,105	5,782	1,810
Contingent liabilities		14,044	13,612	14,314
Commitments		1,534,253	1,392,415	1,334,453

Movements in shareholders' equity

EURm	Jan - Sep 2004			Jan - Sep 2003		
	Restricted equity	Unrestricted equity	Total equity	Restricted equity	Unrestricted equity	Total equity
Balance at beginning of period	6,055	6,122	12,177	6,056	5,841	11,897
Change in accounting policy (RR 29)		-183	-183			-
Balance at beginning of period, restated	6,055	5,939	11,994	6,056	5,841	11,897
Dividend		-696	-696		-673	-673
Own shares[1, 2]		-351	-351		-2	-2
Transfers between restricted and unrestriced reserves[3]	323	-323	0			-
Currency translation adjustment	8	14	22	44	-15	29
Net profit for the period		1,480	1,480		1,288	1,288
Balance at end of period	**6,386**	**6,063**	**12,449**	**6,100**	**6,439**	**12,539**

[1] Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at 30 Sep 2004 was 2 million. (31 Dec 2003: 3 million, 30 Sep 2003: 3 million).

[2] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was as at 30 Sep 2004 145 million (31 Dec 2003: 82 million, 30 Sep 2003: 57 million). The Annual General Meeting (AGM) decided on 31 March 2004 to reduce the share capital by EUR 32,343,080.72. The cancellation was registered on 26 October 2004. The reduction has been made through retirement without payment. The average number of own shares Jan-Sep 2004 was 132 million (Jan-Sep 2003: 59 million).

[3] Due to the merger of Nordea Bank AB (publ) and Nordea Bank Sweden AB (publ).

Cash flow statement

EURm	Jan-Sep 2004	Jan-Sep 2003
Operating activities		
Operating profit	1,948	1,445
Pension adjustments	-	-16
Adjustments for items not included in cash flow	726	586
Income taxes paid	-408	-263
Cash flow from operating activities before changes in operating assets and liabilities	2,266	1,752
Changes in operating assets and liabilities		
Change in bonds and other interest-bearing securities	2,010	-1,974
Change in loans and advances to credit institutions	1,957	-1,979
Change in loans and advances to the public	-9,235	-3,332
Change in shares and participations	7	-58
Change in assets, insurance	-445	-1,067
Change in derivatives, net	-333	-357
Change in other assets, excluding derivatives	-715	-1,553
Change in deposits by credit institutions	3,491	-841
Change in deposits and borrowings from the public	1,577	-1,249
Change in debt securities in issue etc	-5,610	4,960
Change in liabilities, insurance	1,006	1,365
Change in other liabilities, excluding derivatives	-1,157	1,120
Cash flow from operating activities	-5,181	-3,213
Investing activities		
Acquisition of shares in group undertakings	0	-38
Sale of shares in group undertakings	2	5
Acquisition of tangible assets	-72	-
Sale of tangible assets	865	461
Acquisition of intangible fixed assets	-8	-
Sale of intangible fixed assets	4	161
Purchase/sale of other financial fixed assets	67	157
Cash flow from investing activities	858	746
Financing activities		
Issued/amortised subordinated liabilities	1,224	-728
Repurchase of own shares incl change in trading portfolio	-351	-5
Dividend paid	-696	-673
Cash flow from financing activities	177	-1,406
Cash flow for the period	**-4,146**	**-3,873**
Cash and cash equivalents at beginning of period	**7,629**	**8,484**
Exchange rate difference	4	7
Cash and cash equivalents at end of period	**3,487**	**4,618**
Change	**-4,146**	**-3,873**

Liquid assets	Jan-Sep	Jan-Sep
The following items are included in liquid assets (EURm):	2004	2003
Cash and balances at central banks	1,924	1,399
Loans and advances to credit institutions, payable on demand	1,563	3,219

Cash comprises legal tender and bank notes in foreign currencies. Balances at central banks consist of deposits in accounts at central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and advances to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

The accounts are prepared in accordance with the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies (ÅRKL), the regulations of the Swedish Financial Supervisory Authority (FFFS), the recommendations of the Swedish Financial Accounting Standards Council (RR) and the interpretations by the RR's Standing Interpretations Committee.

The application of FFFS in certain cases takes precedence over the recommendations and interpretations of the Swedish Financial Accounting Standards Council. RR 27 Financial Instruments: Disclosure and Presentation, is not applicable to credit institutions. Other departures have not had any significant effect on the financial statements. In accordance with FFFS the consolidation is prepared line-by-line in respect of the banking subgroups and in a more simplified manner in respect of the insurance subgroup.

In preparing the interim report FFFS 2002:22 has been applied. On 1 January 2004 FFFS 2003:11 came into force. The full application of this regulation is however optional, and is mandatory only for those institutes which are applying the new rules of recognition and measurement of financial instruments found in ÅRKL. Nordea has chosen to await the endorsement of IAS 32 and 39 by IASB, before applying the new rules.

The Swedish Financial Accounting Standards Council's recommendation RR 29 Employee Benefits also came into force on 1 January 2004. The implementation of RR 29 has lead to changes in the way pension obligations and pension costs are calculated. Calculations in accordance with RR 29 differ substantially from those applied earlier based on national GAAP. The change of accounting principle has created a transitional value, amounting to EUR 183m after deferred tax, which has been recognised as a one-off reduction of the Group's equity.

In all other material respects the accounting policies and the basis for calculations are unchanged in comparison to the 2003 Annual Report.

Exchange rates

EUR 1 = SEK	Jan-Sep 2004	Jan-Dec 2003	Jan-Sep 2003
Income statement (average)	9.1684	9.1453	9.1808
Balance sheet (at end of period)	9.0537	9.0800	8.9625
EUR 1 = DKK			
Income statement (average)	7.4401	7.4303	7.4283
Balance sheet (at end of period)	7.4405	7.4450	7.4256
EUR 1 = NOK			
Income statement (average)	8.4342	7.9914	7.9138
Balance sheet (at end of period)	8.3444	8.4141	8.1840
EUR 1 = PLN			
Income statement (average)	4.6310	4.4202	4.3306
Balance sheet (at end of period)	4.3653	4.7019	4.6227

Note 2 Reconciliation of operational income statement with statutory income statement

EURm	Statutory income statement Jan-Sep 2004	Reclassifications: Trading income	Reclassifications: Investment earnings, banking	Reclassifications: Life insurance	Reclassifications: Real estate sales and write-downs	Reclassifications: Goodwill amorti-sation	Reclassifications: Leasing depreciation	Operational income statement Jan-Sep 2004
Net interest income	2,611	-13	30				-30	2,598
Other income	1,914	13	-9		-300			1,618
Total income	**4,525**	**0**	**21**		**-300**		**-30**	**4,216**
Total expenses	**-2,702**		**11**			**102**	**30**	**-2,559**
Loan losses (incl change in value of property taken over)	-37							-37
Profit from companies accounted for under the equity method	40		-7					33
Investment earnings, banking			-25					-25
Operating profit, life insurance	122			18				140
Goodwill amortisation				-18		-102		-120
Operating profit	**1,948**	**0**	**0**	**0**	**-300**	**0**	**0**	**1,648**
Real estate sales and write-downs, net					300			300
Tax on profit for the period	-466							-466
Minority interests	-2							-2
Net profit	**1,480**	**0**	**0**	**0**	**0**	**0**	**0**	**1,480**

Trading income
Net interest income from trading transactions in Markets is reported as other income (Trading income) in the operational income statement.

Investment earnings, banking
Net interest income, gains/losses on investment portfolios (fixed income and equity holdings), dividends received on these portfolios as well as total expenses related to investment activities are all reported in one line on net basis in the operational income statement.

Life insurance
Goodwill amortisation related to Life activities is included in one line consolidation of Life insurance in statutory reporting, but is included in the separate line item "Goodwill amortisation and write-downs" in the operational income statement.

Real estate sales and write-downs
The net effect of sales and write-downs of real estate is included in other income in statutory reporting, but is reported on a separate line below operating profit in the operational income statement.

Goodwill amortisation
Goodwill amortisation (excluding Life activities) is included in total expenses in statutory reporting, but is reported on separate line in the operational income statement.

Leasing depreciation
Operational leasing depreciation is reported as expenses in the statutory income statement, but is reported as a reduction of net interest income in the operational income statement.

Note 3 Net result from financial operations, EURm	Q3 2004	Q3 2003	Jan-Sep 2004	Jan-Sep 2003
Realised gains/losses				
Shares/participations and other share-related instruments	2	51	59	55
Interest-bearing securities and other interest-related instruments	94	-75	78	4
Other financial instruments	10	39	-16	32
Total realised gains/losses	106	15	121	91
Unrealised gains/losses				
Shares/participations and other share-related instruments	6	23	-10	28
Interest-bearing securities and other interest-related instruments	-92	18	57	186
Other financial instruments	-3	-7	17	-9
Total unrealised gains/losses	-89	34	64	205
Foreign exchange gains/losses	31	52	99	-13
Total	**48**	**101**	**284**	**283**

Note 4 Loan losses, net, EURm	Q3 2004	Q3 2003	Jan-Sep 2004	Jan-Sep 2003
Write-downs and provisions for loans and advances to the public	-127	-265	-384	-703
Reversals and recoveries for loans and advances to the public	129	176	347	424
Total	**2**	**-89**	**-37**	**-279**
Specifications				
Specific provisions for individually assessed loans				
Realised loan losses during the period	-94	-181	-244	-495
Reversed amount of previous provisions made for realised losses during the period	55	95	171	325
This period's provisions for probable loan losses	-83	-172	-262	-522
Recoveries of previous periods' realised loan losses	23	41	53	96
Reversals of provisions for probable loan loss no longer required	100	79	233	288
This period's costs for individually assessed loans, net	1	-138	-49	-308
Aggregate provisions for individually assessed loans				
Allocation to reserve	0	-6	-26	-6
Withdrawal from reserve	-	-5	-	2
This period's change of aggregate provisions for individually assessed loans	0	-11	-26	-4
Assessment of homogenous clusters of loans with low value and similar credit risk				
Realised loan losses during the period	-4	-	-10	-
Recoveries of previous periods' realised loan losses	-1	-	30	-
Allocation to reserve	0	0	0	0
Withdrawal from reserve	1	1	8	2
This period's net costs for clusters of loans with homogenous credit risk	-4	1	28	2
Transfer risks				
Allocation to reserve for transfer risks	0	-1	-13	-5
Withdrawal from reserve for transfer risks	5	3	22	19
This period's change for transfer risks	5	2	9	14
Contingent liabilities				
This period's net cost for redemption of guarantees and other contingent liabilities	1	1	1	3
This period's loan losses, net (statutory income statement)	**3**	**-145**	**-37**	**-293**
Change in value of assets taken over for protection of claims	-1	56	-	14
This period's loan losses, net (operational income statement)	**2**	**-89**	**-37**	**-279**

Note 5 Operating profit, life insurance, EURm	Q3 2004	Q3 2003	Jan-Sep 2004	Jan-Sep 2003
Life insurance and pensions				
Premiums written, net of reinsurance	472	434	1,674	1,522
Investment, income	192	243	714	721
Unrealised investments gains/losses	158	-63	346	424
Claims incurred and benefits paid	-385	-302	-1,206	-953
Change in life insurance provisions	-399	-247	-1,182	-1,254
Change in collective bonus potential	84	19	7	-102
Operating expenses	-33	-34	-103	-110
Investment, expenses	-11	-6	-26	-65
Yield tax	-35	-1	-79	-72
Transferred return on investments	-10	-10	-31	-41
Technical result	**33**	**33**	**114**	**70**
Net profit from health and personal accident insurance	-1	-3	-5	-2
Transferred return on investments	10	10	31	41
Operating profit before group adjustments	**42**	**40**	**140**	**109**
Group adjustments (goodwill amortisation)	-6	-5	-18	-17
Operating profit, life insurance	**36**	**35**	**122**	**92**

Note 6 Loan portfolio and its impairment[1]

EURm	30 Sep 2004	31 Dec 2003	30 Sep 2003
Loans and advances to credit institutions	22,761	29,037	24,900
Loans and advances to the public	154,451	145,644	148,688
Total	**177,212**	**174,681**	**173,588**

[1] Loan portfolio is defined as Loans and advances to credit institutions and Loans and advances to the public.

Loan portfolio by categories of borrowers

30 September 2004, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**22,761**	**81,288**	**71,821**	**3,166**	**179,036**
- of which impaired loans[2]	-	1,891	528	1	2,420
- of which non-performing loans, which are impaired[2]	-	921	318	0	1,239
- of which performing loans, which are impaired[2]	-	969	211	1	1,181
Reserves	-	**-1,488**	**-335**	**-1**	**-1,824**
- of which reserves for impaired loans[2]	-	-1,488	-335	-1	-1,824
- of which reserves for non-performing loans, which are impaired[2]	-	-518	-125	0	-643
- of which reserves for performing loans, which are impaired[2]	-	-969	-211	-1	-1,181
Loans at amortised cost after reserves (book value)	**22,761**	**79,800**	**71,486**	**3,165**	**177,212**
- of which impaired loans[2]	-	403	193	0	596
- of which non-performing loans, which are impaired[2]	-	403	193	0	596
- of which performing loans, which are impaired[2]	-	-	-	-	-

[2] Impaired loans can be non-performing as well as performing loans.

Specification of reserves	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Specific reserves for individually assessed loans	-	-1,054	-280	-1	-1,335
Aggregate reserves for individually assessed loans	-	-434	-	-	-434
Assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-55	-	-55
Total reserves	-	**-1,488**	**-335**	**-1**	**-1,824**

Note 6, continued

31 December 2003, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**29,037**	**79,457**	**65,091**	**3,032**	**176,617**
- of which impaired loans[2]	-	2,090	558	1	2,649
- of which non-performing loans, which are impaired[2]	-	871	252	0	1,123
- of which performing loans, which are impaired[2]	-	1,219	306	1	1,526
Reserves	-	**-1,582**	**-353**	**-1**	**-1,936**
- of which reserves for impaired loans[2]	-	-1,582	-353	-1	-1,936
- of which reserves for non-performing loans, which are impaired[2]	-	-363	-47	0	-410
- of which reserves for performing loans, which are impaired[2]	-	-1,219	-306	-1	-1,526
Loans at amortised cost after reserves (book value)	**29,037**	**77,875**	**64,738**	**3,031**	**174,681**
- of which impaired loans[2]	-	508	205	0	713
- of which non-performing loans, which are impaired[2]	-	508	205	0	713
- of which performing loans, which are impaired[2]	-	-	-	-	-

[2] Impaired loans can be non-performing as well as performing loans.

Specification of reserves					
Specific reserves for individually assessed loans	-	-1,176	-291	-1	-1,468
Aggregate reserves for individually assessed loans	-	-406	-	-	-406
Assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-62	-	-62
Total reserves	-	**-1,582**	**-353**	**-1**	**-1,936**

30 September 2003, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**24,900**	**83,772**	**63,918**	**3,070**	**175,660**
- of which impaired loans[2]	-	2,327	584	5	2,916
- of which non-performing loans, which are impaired[2]	-	821	262	5	1,088
- of which performing loans, which are impaired[2]	-	1,505	322	1	1,828
Reserves	-	**-1,697**	**-374**	**-1**	**-2,072**
- of which reserves for impaired loans[2]	-	-1,697	-374	-1	-2,072
- of which reserves for non-performing loans, which are impaired[2]	-	-191	-52	-1	-244
- of which reserves for performing loans, which are impaired[2]	-	-1,505	-322	-1	-1,828
Loans at amortised cost after reserves (book value)	**24,900**	**82,075**	**63,544**	**3,069**	**173,588**
- of which impaired loans[2]	-	630	210	4	844
- of which non-performing loans, which are impaired[2]	-	630	210	4	844
- of which performing loans, which are impaired[2]	-	-	-	-	-

[2] Impaired loans can be non-performing as well as performing loans.

Specification of reserves					
Specific reserves for individually assessed loans	-	-1,307	-310	-1	-1,618
Aggregate reserves for individually assessed loans	-	-390	-	-	-390
Assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-64	-	-64
Total reserves	-	**-1,697**	**-374**	**-1**	**-2,072**

Note 6, continued

	30 Sep 2004	31 Dec 2003	30 Sep 2003
Reserves/impaired loans, gross, %	75	73	71
Impaired loans[2], gross/loans and advances to the public, gross,%	1,5	1,8	2,0

[2] Impaired loans can be non-performing as well as performing loans.

Assets taken over for protection of claims, EURm	30 Sep 2004	31 Dec 2003	30 Sep 2003
Current assets			
Land and buildings	1	1	2
Shares and other participations	1	1	38
Other assets	0	1	1
Total	**2**	**3**	**41**

Note 7 Capital adequacy	30 Sep 2004	31 Dec 2003	30 Sep 2003
Tier 1 capital, EURm[1]	10 694	9 754	10 629
Capital base, EURm[1]	14 239	12 529	13 676
Risk-weighted assets, EURbn	140	134	135
Tier 1 capital ratio, %[1]	7,6	7,3	7,9
Total capital ratio, %[1]	10,1	9,3	10,1

[1] Including the result for the first nine months.

Note 8 Derivatives, EURm

	Postive values		Negative values	
30 Sep 2004	Fair value	Book value	Fair value	Book value
Interest rate derivatives	14 433	14 033	14 455	13 996
Equity derivatives	436	302	390	257
Foreign exchange derivatives	3 966	3 936	4 718	4 631
Other derivatives	108	108	140	139
Total	**18 943**	**18 379**	**19 703**	**19 023**

Note 9 Other operating income

Other operating income includes the net result of sale and write-down of real estate during the second quarter 2004 amounting to EUR 300m.

- A conference call with management will be arranged on 27 October 2004 at 18.00, CET. (Please dial + 44 (0) 207 769 6434, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on the Internet (www.nordea.com).
- A slide presentation is available on the Internet.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Erik Evrén, Chief Communication Officer, Sweden	+46 8 614 8611	(or +46 70 946 53 89)

Financial calendar:

The year-end report 2004 will be published on 23 February 2005

The Nordea Bank AB Annual report is expected to be published on the Internet in week 10 of 2005 at www.nordea.com. The annual report will be available in print in week 12 of 2005.

The Annual General Meeting will be held on 8 April 2005

Capital Markets Day

Nordea will arrange its Capital Markets Day on 30 November 2004 at River Court, 120 Fleet Street, London EC4A 2BB between 12.30 noon and 4.30 pm.

Wednesday 27 October 2004

Lars G Nordström
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

This report has not been subject to review by the auditors.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 516406-0120

www.nordea.com

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 18 August 2004

Interim Report Second Quarter 2004

Strong results in first half of 2004

- **Operating profit up 15% to EUR 1,100m (EUR 959m in first half year 2003)**
- **Net profit up 64% to EUR 1,082m (EUR 660m) including gain related to the completed real estate divestment process**
- **Total income maintained at EUR 2,825m (EUR 2,837m), net interest and commission income up**
- **Total expenses down 5% to EUR 1,722m (EUR 1,819m)**
- **Loan losses down 79% to EUR 39m (EUR 190m)**
- **Earnings per share EUR 0.39 (EUR 0.23)**
- **Return on equity (excl. goodwill) 23.1% (15.2%)**

Solid underlying development in Q2

- **Operating profit EUR 516m (EUR 584m in first quarter 2004)**
- **Net profit up 59% to EUR 664m (EUR 418m)**
- **Total income maintained and costs down 3%, net interest and commission income up**
- **Trading income and investment earnings influenced by difficult market conditions**
- **Life insurance result further improved**
- **Positive net loan losses**

Growth in business volumes and increased focus

- **Continued growth in lending to households, up 15% year-on-year**
- **Lending to small and medium-sized corporate customers up 1%**
- **Deposits up 7%**
- **Assets under Management increased by 21% to EUR 123bn**
- **Number of netbank customers up 9% to more than 3.8 million**
- **Number of netbank payments up 17% to 42.4 million per quarter**
- **Pioneering new model for equity research**

"We deliver consistent progress as we continue in accordance with our plan to improve performance and increase the focus on our core business. We have maintained our total income despite challenging market conditions, and both net interest and commission income are increasing. Costs continue down and positive net loan losses in the second quarter underline the healthy shape of our credit portfolio", says Lars G Nordström, President and Group CEO of Nordea.

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,205 branch offices. The Nordea Group is a world leader in Internet banking, with 3.8 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Operational income statement

EURm	Q2 2004	Q1 2004	Change %	Jan-June 2004	Jan-June 2003	Change %	Full year 2003
Net interest income	**868**	846	3	**1,714**	1,678	2	3,366
Net commission income	**405**	397	2	**802**	719	12	1,486
Trading income	**104**	156	-33	**260**	312	-17	567
Other income	**27**	22	23	**49**	128	-62	220
Total income	**1,404**	**1,421**	**-1**	**2,825**	**2,837**	**0**	**5,639**
Staff costs	**-456**	-488	-7	**-944**	-1,059	-11	-2,101
Profit sharing	**-15**	-15	0	**-30**	-		-46
Other expenses	**-378**	-370	2	**-748**	-760	-2	-1,526
Total expenses	**-849**	**-873**	**-3**	**-1,722**	**-1,819**	**-5**	**-3,673**
Profit before loan losses	**555**	**548**	**1**	**1,103**	**1,018**	**8**	**1,966**
Loan losses, net	**3**	-42	-107	**-39**	-190	-79	-363
Equity method	**9**	9	0	**18**	33	-45	57
insurance	**567**	**515**	**10**	**1,082**	**861**	**26**	**1,660**
Investment earnings, banking	**-61**	62	-198	**1**	110	-99	170
Operating profit, life insurance	**51**	47	9	**98**	69	42	149
Goodwill amortisation and write-downs	**-41**	-40	2	**-81**	-81	0	-167
Operating profit	**516**	**584**	**-12**	**1,100**	**959**	**15**	**1,812**
Real estate sales and write-downs, net	**300**	-		**300**	-		-115
Taxes	**-152**	-165		**-317**	-298		-205
Minority interests	**0**	-1		**-1**	-1		-2
Net profit	**664**	**418**	**59**	**1,082**	**660**	**64**	**1,490**

Ratios and key figures

	Q2 2004	Q1 2004	Jan-June 2004	Jan-June 2003	Full year 2003
Earnings per share, EUR	**0.24**	0.15	**0.39**	0.23	0.51
Share price[1], EUR	**5.93**	5.56	**5.93**	4.17	5.95
Shareholders' equity per share[1,2], EUR	**4.33**	4.30	**4.33**	4.03	4.28
Shares outstanding[1,2], million	**2,783**	2,783	**2,783**	2,928	2,846
Return on equity excluding goodwill[3], %	**28.1**	18.2	**23.1**	15.2	16.7
Return on equity, %	**22.1**	13.9	**18.0**	11.0	12.3
Loans and advances to the public[1], EURbn	**156**	148	**156**	147	146
Deposits and borrowings from the public[1], EURbn	**98**	92	**98**	91	96
Shareholders' equity[1,2], EURbn	**12**	11	**12**	12	12
Total assets[1], EURbn	**262**	258	**262**	270	262
Assets under management[1], EURbn	**123**	122	**123**	102	113
Cost/income ratio, banking[4], %	**63**	59	**61**	61	63
Cost/income ratio, excl investment earnings, %	**60**	61	**61**	63	64
Tier 1 capital ratio[1], %	**7.0**	6.7	**7.0**	7.5	7.3
Total capital ratio[1], %	**9.3**	9.1	**9.3**	9.8	9.3
Risk-weighted assets[1], EURbn	**140**	135	**140**	135	134

[1] End of period.

[2] Total shares registered was 2,928 million (31 Dec 2003: 2,928 million). Number of own holdings of shares in Nordea Bank AB (publ) was 145 million (31 Dec 2003: 82 million). Average number of own shares Jan-June 2004 was 125 million (Jan-Dec 2003: 50 million). Average number of outstanding shares Jan-June 2004 was 2,806 million (Jan-Dec 2003: 2,921 million, Jan-June 2003: 2,928 million). Dilution is not applicable.

[3] Net profit before minority interests and goodwill amortisation/write-downs as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

[4] Total expenses divided by the sum of total income, equity method and investment earnings, banking.

Quarterly development

EURm	Note	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Net interest income		**868**	846	850	838	843
Net commission income	1	**405**	397	388	379	366
Trading income		**104**	156	125	130	155
Other income		**27**	22	36	56	99
Total income		**1,404**	**1,421**	**1,399**	**1,403**	**1,463**
Staff costs		**-456**	-488	-511	-531	-539
Profit sharing		**-15**	-15	-46	-	-
Other expenses		**-378**	-370	-416	-350	-363
Total expenses	2	**-849**	**-873**	**-973**	**-881**	**-902**
Profit before loan losses		**555**	**548**	**426**	**522**	**561**
Loan losses, net		**3**	-42	-84	-89	-92
Equity method		**9**	9	14	10	19
Profit before investment earnings and insurance		**567**	**515**	**356**	**443**	**488**
Investment earnings, banking		**-61**	62	33	27	81
Operating profit, life insurance		**51**	47	40	40	50
Goodwill amortisation and write-downs		**-41**	-40	-46	-40	-40
Operating profit		**516**	**584**	**383**	**470**	**579**
Real estate sales and write-downs, net		**300**	-	-115	-	-
Taxes		**-152**	-165	-66	159	-174
Minority interests		**0**	-1	0	-1	0
Net profit		**664**	**418**	**202**	**628**	**405**
EPS		**0.24**	0.15	0.07	0.21	0.14
EPS, rolling 12 months up to period end		**0.67**	0.57	0.51	0.55	0.40

Note 1 Net commission income, EURm					
Brokerage	**40**	44	35	28	20
Asset management/investment funds	**124**	127	129	120	114
Issue of securities	**6**	7	5	2	6
Loans and advances	**90**	90	88	88	87
Deposits and payments	**199**	192	200	194	191
Foreign exchange	**11**	11	13	10	9
Other	**43**	31	29	35	25
Commission expenses	**-91**	-95	-94	-84	-80
Net commission income incl commission reported as trading income	**422**	**407**	**405**	**393**	**372**
Of which reported as trading income	**-17**	-10	-17	-14	-6
Net commission income	**405**	**397**	**388**	**379**	**366**

Note 2 Expenses, EURm					
Staff[1]	**457**	489	512	532	541
Profit sharing	**15**	15	46	-	-
Information technology[2]	**108**	112	136	88	85
Marketing	**23**	14	27	14	23
Postage, telephone and office expenses	**50**	52	56	53	49
Rents, premises and real estate expenses	**89**	75	87	74	81
Other	**110**	120	112	123	128
Expenses	**852**	**877**	**976**	**884**	**907**
Of which investment activities[3]	**-3**	-4	-3	-3	-5
Expenses	**849**	**873**	**973**	**881**	**902**

[1] Variable salaries were EUR 28m in Q2 2004 (Q1 2004: EUR 37m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q2 2004, including staff etc, but excluding IT expenses in insurance operations, were EUR 166m (Q1 2004: EUR 165m).

[3] Including staff costs (Q2 2004: EUR 1m).

The Group

Result summary first half year 2004

Operating profit increased by 15% in the first six months of 2004 to EUR 1,100m. Net profit was up by 64% to EUR 1,082m and earnings per share were EUR 0.39 including the gain of EUR 300m related to the sale of Nordea's real-estate portfolio.

The strong result reflects increasing business volumes which has resulted in growth in net interest income and commission income. Total expenses continued to decrease. Loan losses were substantially reduced. Difficult market conditions, especially in the second quarter, had a negative impact on trading income and investment earnings.

Development in the second quarter 2004

The outlook for economic growth in the Nordic region has improved somewhat and the loan demand, especially from households, remained firm. The central bank in Sweden lowered interest rates further in April. Long-term interest rates increased in the Nordic countries and globally. Nordic equity markets had a mixed performance and turnover volumes fell significantly compared to the first quarter.

Income

Net interest income increased by 3% to EUR 868m reflecting continued volume growth. In addition, Nordea has actively managed its non-trading interest-rate risk by extending the duration on certain balance-sheet items and thereby taking advantage of higher long-term interest rates.

Loans and advances to the public increased by 5% to EUR 156bn. Lending to households continued to grow, in the second quarter by 5%, mainly in mortgage financing. Loan growth in the small and medium-sized corporate segment was confirmed with a volume increase of 2%. In addition, lending volumes to large corporates increased for the first time in four quarters.

Deposits increased by 6% to EUR 98bn. Household and corporate deposits increased. Corporate deposits, which are fairly volatile, represented the largest increase.

Lending margins to households as well as to large corporate customers declined somewhat, whereas margins to small and medium-sized corporates remained stable. Deposit margins in Retail Banking declined following lower short-term interest rates in Sweden.

Net commission income increased by 2% to EUR 405m.

Commission from brokerage remained relatively stable at EUR 40m, despite falling turnover volumes in equity markets.

Asset-management-related commissions were down slightly to EUR 124m. Management fees remained stable whereas transaction-related income declined following lower turnover volumes in financial markets than in the first quarter. Assets under management increased by 1% to EUR 123bn. Nordea confirmed its leading position within retail funds in the Nordic region and the Group holds 19% of all Nordic investment fund assets. Total net inflow reached EUR 1.4bn in the second quarter whereas investment return was flat.

Deposit and payments commissions increased by 4% to EUR 199m reflecting continued growth in household payment transactions and Nordea's leading position in this area. Card payments increased substantially and the total number of transactions increased by 5% in the quarter.

Trading income decreased by 33% to EUR 104m from the high level in the first quarter. Lower customer activity and challenging market conditions resulted in reduced income.

Expenses

Total expenses decreased by 3% to EUR 849m. Underlying expenses decreased by approx. 2% adjusted for restructuring charges, variable salaries and currency fluctuations.

Staff costs decreased by 7% to EUR 456m. The reduction in staff numbers continued throughout the second quarter with a decrease of approx. 600 measured by full-time equivalents. Transfer of approx. 170 full-time employees following the outsourcing of paper-based payments services in Sweden had full effect in the second quarter. Variable salaries decreased by EUR 9m compared to the first quarter following the lower result in Markets.

EUR 15m was reserved for profit sharing in 2004 based on the good performance in the quarter as well as an estimate of the expected outcome for the full year 2004. Since only two quarters have passed, and some of the performance criteria are relative to peers, there is uncertainty attached to the reservation for profit sharing.

Other expenses increased by 2% to EUR 378m. Marketing expenditures were somewhat higher in the period following generally higher activity in the second quarter.

Loan losses

Net loan losses for the quarter were positive at EUR 3m. Reversals exceeded new provisions in the business areas as no major problem area was identified. The need for centrally booked provisions was also very limited.

Investment earnings, banking

Investment earnings, banking, were EUR -61m compared to the high level of EUR 62m in the first quarter. The

result was influenced by difficult market conditions and losses on the equity holding in OMHEX AB.

Life insurance
Profit from Life was EUR 51m, an increase by 9% confirming the stabilisation at a high level of the profit contribution from the life business.

Real estate holdings
Nordea has completed its real estate divestment process by the sale of central business district properties in Finland, Norway and Sweden. The transaction includes lease agreements with durations of up to 25 years. A gain of EUR 300m, reported on a separate line below operating profit, is reflected in the second quarter accounts 2004. In the fourth quarter 2003, a write-down of EUR 115m was reflected in the same manner. From the second quarter 2004, Nordea owns no major properties.

Net profit
Net profit amounted to EUR 664m corresponding to EUR 0.24 per share and a return on equity of 28.1% (excluding goodwill). The rolling 12-month earnings per share were EUR 0.67.

Adjusted for the impact of the real estate gain, earnings per share in the second quarter were EUR 0.14 and return on equity was 16.4% (excluding goodwill).

Development in the first half year 2004

Income
Net interest income increased by 2% to EUR 1,714m in the first half year 2004.

Household's share of total lending increased to 45% compared to 41% one year ago. Mortgage lending to household customers has expanded significantly and volumes increased by EUR 8bn, or 17%, year-on-year. Nordea has increased its market shares within mortgage lending in all Nordic countries except for Finland where the market share has been stable. Lending to small and medium-sized corporates increased by 1% to EUR 58bn while on-balance-sheet lending to large corporate customers was reduced. In total, loans and advances to the public increased by 6% year-on-year to EUR 156bn.

Overall lending margins within Retail Banking were stable and lending margins to large corporates strengthened compared to last year.

Deposits increased by 7% to EUR 98bn. Falling short-term interest rates had a negative impact on deposit margins compared to last year.

Net commission income increased by 12% to EUR 802m. Commissions from brokerage increased by 90% to EUR 84m as equity market indices and volumes improved.

Commissions from asset management increased by 15% to EUR 251m as a result of strong net inflow and improving equity markets. Commissions from deposits and payments increased by 6% to EUR 391m reflecting an increase in total number of transactions as well as a continued move away from manual transactions towards cards and internet transactions.

Trading income fell by 17% to EUR 260m from the high level in the first half of 2003. In addition, difficult market conditions in the latter part of the period had a negative impact.

Expenses
Total expenses fell by 5% to EUR 1,722m. Underlying expenses decreased by approx. 6% adjusted for restructuring charges, variable salaries and currency fluctuations.

Staff costs were reduced by 11% in the first six months compared to the same period last year. Underlying staff costs were reduced by 6%. The reduction in the number of employees, mainly within Retail Banking and Group Processing and Technology, continued in the first half of 2004. Compared to one year ago, the number of employees has been reduced by approx. 2,500 as a result of rationalisations and an additional 1,100 as a result of outsourced services.

The reservation for profit-sharing amounted to EUR 30m in the six months of 2004. In 2003, no reservation for profit sharing was made in the first six months.

Other expenses were down by 2% to EUR 748m. Information technology expenses increased by EUR 36m to EUR 220m. This includes expenses related to outsourced staff in the IBM joint-venture. Underlying other expenses were reduced by 6%. This development reflects a generally strengthened cost management culture in the Group.

The cost/income ratio was 61% (61%).

Loan losses
Loan losses were 0.05%, annualised, of total loans and guarantees compared to 0.26% last year. The improvement reflects an overall stable credit quality as well as no new loan loss provisions in the fish-farming industry in the first half of 2004.

Investment earnings, banking
Investment earnings were EUR 1m, a decline by EUR 109m from the high level achieved in the same period last year. The increase in long-term interest rates this year had a negative impact.

Life insurance
Profit from Life insurance improved to EUR 98m from EUR 69m in the first half of 2003 mainly reflecting the gradual implementation of the changed business model in Life.

Net profit
Net profit was EUR 1,082m corresponding to EUR 0.39 per share and return on equity of 23.1% (excluding goodwill). Adjusted for the impact of the real estate gain in the second quarter, earnings per share for the first half year were EUR 0.28 and return on equity 17.3% (excluding goodwill).

Credit portfolio
At the end of the second quarter, impaired loans, net, amounted to EUR 665m representing 0.43% of total lending, compared to 0.57% of total lending one year ago.

The share of corporate lending was 53% of the portfolio while lending to households was 45% of total lending. Loans to the public sector represented 2%. Over the last 12 months, the share of household lending increased to 45% from 41%, representing a marked shift towards low risk and high quality assets.

Within household lending, mortgage loans account for 76%.

There was no major change in the composition of the corporate loan portfolio in the second quarter. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 22.4bn, representing 14% of the total portfolio.

New model for equity research
Nordea and Standard & Poor's have signed an exclusive agreement whereby Nordea's customers will gain access to Standard & Poor's independent equity research on 200 Nordic stocks and 1,500 international companies. Nordea will close its present Nordic company research department within Markets. The agreement with Standard & Poor's will significantly improve the equity research offering and ensure independency without increasing the cost base.

Capital adequacy
Risk weighted assets increased by EUR 5bn to EUR 140bn following increased business volumes. Shareholders' equity amounted to EUR 12bn including the profit for the first six months of the year. The tier 1 capital ratio increased from 6.7% in the first quarter to 7.0% and the total capital ratio from 9.1% to 9.3%.

IFRS implementation
The introduction of certain IFRS principles for publicly traded companies in 2005 will affect Nordea. Preparations are proceeding according to plan.

Three changes are expected to be relevant for Nordea. The life insurance contracts will be marked to market, which will affect the assets and liabilities of the life insurance business, but is expected to have limited effect on the reported financials. The consolidation principles for previously non-fully consolidated holdings will be changed, which will mainly affect the consolidation of the life insurance business into Nordea Group. Furthermore goodwill will no longer be amortised but impairment tests will, as previously, be regularly performed.

There is uncertainty attached to the timing and scope of the implication of new valuation principles on financial instruments (IAS 32 and 39) due to delays in the endorsement process. Should IAS 39 be implemented based on the current IASB proposal, it might lead to accounting volatility. Nordea monitors the development on a continuous basis.

The implementation of the IFRS principles is not expected to have a negative net impact on Nordea's reported earnings or financial position.

The Nordea share
During the second quarter the share price of Nordea appreciated by 5% on the Stockholm Stock Exchange from SEK 51.50 on 31 March to SEK 54.25 on 30 June. Total shareholder return (TSR) for the second quarter was 10.2%.

Outlook
The outlook for economic growth in the Nordic region has improved somewhat, and growth estimates have been adjusted somewhat upwards. Short-term interest rates have been lowered slightly also in the second quarter, and are likely to have bottomed out.

Based on the improved growth outlook and a more stable interest rate environment, total income in 2004 is expected to increase compared to 2003, despite the relatively high non-recurring revenues in 2003. An increase in overall business volumes is expected, primarily stemming from the household sector. Increased activity by small and medium-sized companies may add to this in the second half of the year.

The sharp attention on cost management will be maintained. Based on the progress in cost management in recent quarters, costs for the full year 2004 are expected to remain clearly below costs in 2003.

Based on the overall quality of the credit portfolio, and the present economic outlook for the Nordic countries, the loan loss ratio is expected to be substantially lower than the level experienced in 2003.

Results by business area second quarter 2004

EURm	Business areas: Retail Banking	Business areas: Corporate and Institutional Banking	Business areas: Asset Management & Life – Asset Mgmt	Business areas: Asset Management & Life – Life	Group Treasury	Group Functions and Eliminations	Total
Customer responsible units:							
Net interest income	721	98	9		42	-2	868
Other income	374	110	66		0	-14	536
Total income incl. allocations	**1,095**	**208**	**75**		**42**	**-16**	**1,404**
of which allocations[1]	*154*	*-80*	*-56*	*-20*	*1*	1	*0*
Expenses incl. allocations	**-637**	**-134**	**-44**		**-8**	**-26**	**-849**
of which allocations[1]	*-314*	*-54*	*2*		*-1*	367	*0*
Loan losses	1	10				-8	3
Equity method	4	3				2	9
Profit before investment earnings and insurance	**463**	**87**	**31**		**34**	**-48**	**567**
Investment earnings, banking					-61	0	-61
Operating profit, life insurance				40		11	51
Goodwill amortisation and write-down	-7	-2				-32	-41
Operating profit 2004: Q2	**456**	**85**	**31**	**40**	**-27**	**-69**	**516**
2004: Q1	433	154	33	40	55	-131	584
2003: Q4	428	100	35	26	62	-268	383
2003: Q3	395	92	26	33	35	-111	470
2003: Q2	376	131	20	42	91	-81	579
Return on equity, %	27%	14%					22.1%
Cost/income ratio, banking, %	58%	64%	59%				63%
Other information, EURbn							
Total assets	154	80	4	25	16	-17	262
Lending	126	26	2		2		156
Deposits	71	21	3		3		98
Capital expenditure, EURm	6	0	1	0	0	24	31
Depreciations, EURm	-5	0	0	-1	0	-29	-35
Product result 2004: Q2			58	57			
2004: Q1			60	53			
2003: Q4			60	44			
2003: Q3			48	43			
2003: Q2			41	52			

[1] Allocations show the redistribution of cost and income between business areas. Income within CIB and Asset Management has been reduced by EUR 80m and EUR 56m, respectively, while EUR 154m and EUR 1m is included in total income within Retail Banking and Group Treasury, respectively.

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations includes the unallocated results of the three group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury) and Group Staffs. This segment also includes items needed to reconcile with the Nordea Group.

The principles used in the segment reporting are described below. Figures are disclosed and consolidated using end of period and average currency rates in conformity with the statutory reporting. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on allocated capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings on these products, including sales and distribution costs within Retail Banking. The product result for Asset Management includes, in addition to the operating profit of EUR 31m, revenues and expenses related to investment funds allocated to Retail Banking of EUR 59m and EUR 8m respectively. In addition estimated sales and distribution costs within Retail Banking of EUR 28m is included in the product result of EUR 58m in the second quarter 2004.

When allocating income and cost between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and advances to credit institutions and lending. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. This also applies to the corresponding result effect derived from amortisation and write-downs and funding costs. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations, together with the result effects.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arms length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, results from real estate holdings, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

Retail Banking

- **Increased lending volumes**
- **SME loan growth continued**
- **Strong increase in non-interest income**
- **Positive net loan losses**

Retail Banking has customer responsibility for household as well as small and medium-sized corporate customers and develops, markets and distributes a broad range of financial products and services.

Market conditions

Customer demand remained firm in the second quarter. The demand for mortgages and savings products was strong and client interest in new payment solutions continued.

Business development

Lending to households continued to grow, mainly in mortgage financing. The loan volume increased by EUR 3.2bn to EUR 67.5bn during the second quarter, an increase of 5%. Lending margins for households declined to 1.5% in the second quarter from 1.6% in the first quarter.

Loan demand from corporate customers within Retail picked up further during the second quarter with an increase of 2.3% or EUR 1.3bn to EUR 58.1bn.

Lending margins for corporate customers were unchanged at 1.2% in the second quarter.

The total loan volume grew from EUR 121.1bn at the end of the first quarter to EUR 125.6bn, an increase of 3.7%. Well over half of the total loan volume is mortgage lending to household and corporate customers. Total lending margins were unchanged at 1.4%.

The total deposit volume increased by 1.5% to EUR 70.6bn reflecting increased deposits from households.

Overall deposit margins declined to 1.2% from 1.3% in the first quarter due to lower short-term interest rates in Sweden.

International cards contributed to increased payment commissions. with an additional 109,000 cards sold. The total number of international cards was 3.9 million at the end of the quarter.

The focus on income development resulted in the following initiatives launched in relation to customer concepts in the second quarter:

A new concept for managing the customer relationship with Retail corporate customers with subsidiaries in one or more of the Nordic countries was introduced. The concept has been developed with a view to further enhance Nordea's competitive edge in serving corporate customers with cross-border operations in the Nordic region. The solution offers the customers a single point of entry through a dedicated pan-Nordic senior relation manager team that supports the customer's business in all countries.

Retail Denmark has introduced a new housing loan product. The product consists of a housing loan against a first charge collateral, the proceeds of which is placed on a demand deposit account at the same interest rate as the housing loan. The product offers a more flexible way of lending using real estate as collateral.

An initiative to promote the sales of Cash Management products was launched in Finland with a focus on increasing the income generated by the product line.

Retail Banking Sweden has entered into an agreement with the supermarket chain ICA making it possible for customers to make cash withdrawals not connected to purchases in supermarkets using Nordea bank cards.

Electronic banking

The number of netbank customers increased by 0.1 million in the second quarter and reached 3.8 million, of which 3.4 million are households. The growth in online equity trading customers continued during the quarter. At the end of the second quarter 350,000 customers had signed up for online equity trading.

Netbank activity continued to grow at a rapid pace. The number of log-ons was 40.7 million in the second quarter, corresponding to an increase of 32% year-on-year. The number of netbank payments increased by 17% year-on-year, to 42.4 million.

Customer satisfaction index

The yearly customer survey conducted in the second quarter showed overall good results. Customer satisfaction for loyal customers increased in Sweden, Norway and Denmark and was unchanged in Finland, and customer satisfaction for Retail corporate customers increased in Denmark and Finland, was unchanged in Sweden and decreased in Norway.

Result

Total income increased by EUR 23m or 2% to EUR 1,095m in the second quarter.

Net interest income was affected by lower margins on deposits and declined by EUR 6m compared to the first quarter.

Non-interest income was EUR 374m, a healthy 8% increase compared to the first quarter mainly due to increased payment fees.

Costs were strictly controlled and remained in line with the first quarter. The second quarter saw an additional reduction of headcount by approx. 250 employees to 17,600 full-time employees.

Loan losses in the second quarter showed a net income of EUR 1m due to reversals and an overall good credit quality.

Operating profit increased for the fifth consecutive quarter to EUR 456m. The return on allocated equity increased from 26% in the first quarter to 27% in the second quarter.

The cost/income ratio for the second quarter was 58%, which is unchanged from the first quarter.

Operating profit by main area

EURm	Total Q2 2004	Total Q1 2004	Retail Denmark Q2 2004	Retail Denmark Q1 2004	Retail Finland Q2 2004	Retail Finland Q1 2004	Retail Norway Q2 2004	Retail Norway Q1 2004	Retail Sweden Q2 2004	Retail Sweden Q1 2004	Poland & Baltic Q2 2004	Poland & Baltic Q1 2004
Net interest income	721	727	205	200	188	187	112	113	196	211	16	12
Net commissions & other income	374	345	90	88	103	91	35	36	134	120	9	8
Total income	**1,095**	**1,072**	**295**	**288**	**291**	**278**	**147**	**149**	**330**	**331**	**25**	**20**
Total expenses	-637	-621	-166	-163	-163	-159	-89	-85	-193	-189	-19	-15
Profit before loan losses	**458**	**451**	**129**	**125**	**128**	**119**	**58**	**64**	**137**	**142**	**6**	**5**
Loan losses	1	-16	-5	-9	-3	-2	7	-4	5	1	-2	-1
Equity method	4	5	4	5	0	0	0	0	0	0	0	0
Goodwill amortisation	-7	-7	0	0	0	0	0	0	-4	-4	-2	-2
Operating profit	**456**	**433**	**128**	**121**	**125**	**117**	**65**	**60**	**138**	**139**	**2**	**2**
Cost/income ratio, %	58	58	55	56	56	57	60	57	59	57	76	76
Return on equity, %	27	26	25	25	32	31	23	21	30	30	5	5
Other information, EURbn												
Lending	125.6	121.1	35.0	34.4	28.9	27.7	20.2	19.3	39.5	37.8	1.9	1.8
Deposits	70.6	69.6	16.1	15.7	22.7	22.6	10.4	10.3	20.1	19.9	1.2	1.0
Economic capital	4.9	4.8	1.5	1.4	1.2	1.1	0.8	0.8	1.3	1.4	0.1	0.1

Margins[1]

Lending margins, %	Q2 2004	Q1 2004
To corporates	1.2%	1.2%
To households	1.5%	1.6%
-household mortgages	0.9%	1.0%
Total lending	1.4%	1.4%
Deposit margins, %		
From corporates	0.9%	1.0%
From households	1.4%	1.6%
Total deposits	1.2%	1.3%

[1] Margins are excluding Poland & Baltic.

Key figures per quarter

	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Operating profit, EURm	**456**	433	428	395	376
Return on equity, %	**27**	26	26	24	23
Cost/income ratio, %	**58**	58	55	56	57
Customer base: households, million	**9.6**	9.6	9.6	9.7	9.7
corporate customers, million	**0.9**	0.9	0.9	1.0	1.0
Number of employees (full-time equivalents)	**17,638**	17,882	18,320	18,684	19,159

Corporate and Institutional Banking

- **Increased lending volumes**
- **Markets' income down from high level in first quarter**
- **Stable development in other areas**
- **Positive net loan losses**

Corporate and Institutional Banking delivers a wide range of products and services to corporate and institutional customers, and has customer responsibility for large corporates, shipping, offshore and oil services companies, and financial institutions.

Market conditions

The demand for corporate credits strengthened somewhat compared to the previous quarter, albeit from a low level. Activity in the IPO market improved. In the Nordic equity markets, indices were volatile and turnover fell as investors became more cautious. Both the Nordic and the Euro bond markets experienced increased volatility.

Stock market development

	Market volume		Market index
	Q2 2004 EUR bn	Q2 vs. Q1 %	Q2 %
Denmark	20.1	-14	3
Finland	44.7	-21	-13
Norway	19.9	-27	6
Sweden	88.6	-23	1

Business development

In Corporate Banking Division the deal flow was positively influenced by a number of corporate finance and debt capital market transactions resulting in an increased loan book compared to the first quarter. A drop in customer trading income adversely impacted the overall result for the division.

In Cash Management, several important mandates were won, including the Norwegian Post.

The recovery for Corporate Finance continued in the second quarter, one important reason being good M&A market. Adding to this, the IPO market improved and Nordea acted as adviser in several large transactions during the quarter.

In the Financial Institutions Division income deteriorated due to a lower level of customer activity, especially in fixed-income products. Custody commissions were on a similar level as in the previous quarter, despite a relatively weak equity market. The number of transactions in Custody Services decreased by 5% compared to the first quarter of 2004 and assets under custody decreased by 2% to EUR 419bn.

Customer interest in Nordea's integrated institutional custody offering remains strong. Additionally, Custody Services won Euromoney's award for "Best at investor services" in the Nordic & Baltic region, further confirming Nordea's leading position in this segment.

Business activity within International and Shipping division continued to be firm in the quarter, following a sustained strong shipping market. The division has been successful in utilising the strength of the bank's balance sheet and underwriting capacity in obtaining several large and profitable mandates in a lead position.

In Markets division customer activity in fixed income and equity products was negatively influenced by the shifting market sentiment. Difficult market-making conditions in fixed-income markets also had a negative impact.

Nordea participated as joint book runner in the Finnish EUR 5bn 11 years Euro government bond issue.

Result

Total income in the second quarter amounted to EUR 208m, down by EUR 68m from the first quarter. Net interest income was EUR 98m, about the same level as in the previous quarter. The lending volume increased towards the end of the quarter albeit with slightly lower margins. Other income decreased by EUR 67m to EUR 110m. Income in Markets was lower than in the previous quarter reflecting the high income level in the first quarter of this year as well as the challenging market conditions in the second quarter. Income in other areas was stable compared to the first quarter.

Total expenses in the second quarter were EUR 134m, unchanged compared to the previous quarter. The personnel expenses came down by EUR 4m. The number of employees continued to decline in the quarter and has been reduced by approx. 160, or 8%, from the beginning of the year. Other costs went up by EUR 4m due to higher IT expenses in the second quarter.

Loan losses amounted to a positive figure of EUR 6m, as the reversals of earlier provisions for loan losses exceeded the amount of new provisions.

Operating profit was EUR 85m, down by EUR 69m from the first quarter, corresponding to a return on allocated equity of 14%. The allocated equity totalled EUR 1.7bn in the quarter, unchanged compared to the first quarter. The cost/income ratio was 64%.

Operating profit by main area

EURm	Total Q2 2004	Total Q1 2004	Corporate Banking Division[1] Q2 2004	Corporate Banking Division[1] Q1 2004	Financial Institutions Division[1] Q2 2004	Financial Institutions Division[1] Q1 2004	International and Shipping Division[1] Q2 2004	International and Shipping Division[1] Q1 2004	Other Q2 2004	Other Q1 2004	Markets[2] Q2 2004	Markets[2] Q1 2004
Net interest income	98	99	56	57	9	10	29	32	4	0	16	15
Other income	110	177	48	70	31	78	11	11	19	18	108	165
Total income	**208**	**276**	**104**	**127**	**40**	**88**	**40**	**43**	**23**	**18**	**124**	**180**
Total expenses	-134	-134	-39	-39	-31	-28	-12	-10	-52	-57	-73	-75
Profit before loan losses	**74**	**142**	**65**	**88**	**9**	**60**	**28**	**33**	**-29**	**-39**	**51**	**105**
Loan losses	6	9	4	5	0	0	2	4	0	0	0	0
Transfer risk	4	0	4	0	0	0	0	0	0	0	0	0
Equity method	3	5	0	0	0	0	0	0	3	5	0	0
Goodwill amortisation	-2	-2	-1	-1	-1	-1	0	0	0	0	0	0
Operating profit	**85**	**154**	**72**	**92**	**8**	**59**	**30**	**37**	**-26**	**-34**	**51**	**105**
Other information, EURbn												
Lending[3]	26.1	23.6	13.3	11.9	1.9	1.2	6.6	6.5	4.3	4.0	4.3	4.0
Deposits[3]	20.9	16.8	6.9	6.4	8.1	5.9	3.0	2.5	3.0	2.0	3.0	2.0
Economic capital	1.7	1.7	1.0	1.0	0.2	0.2	0.3	0.3	0.2	0.3	0.5	0.6

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

[3] First quarter restated to include lending and deposit volumes in Markets, previously reported under Group Treasury.

Key figures per quarter

	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Operating profit, EURm	**85**	154	100	92	131
Return on equity, %	**14**	25	15	13	19
Cost/income ratio, %	**64**	48	54	56	52
Number of employees (full-time equivalents)	**1,941**	1,974	2,102	2,172	2,316

Asset Management & Life

- **Assets under Management at EUR 123.3bn on net inflow of EUR 1.4bn in the second quarter**
- **Strong sales through European Fund Distribution**
- **Written premiums in Life up 12% year-on-year**
- **Life result shows further improvement**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and in the savings market in general.

Market conditions

The tightening of US monetary policy, weak Asian equity markets and the unrest in the Middle East all affected global financial markets in the second quarter. The MSCI World index increased by 1.9% while the index for Europe increased 3%. The MSCI Nordic fell by 2.5% due to sharply negative performance in the Finnish market.

Business development

Assets under Management (AuM) increased by EUR1.4 bn to EUR 123.3bn. The rise was entirely due to inflow as the overall investment return was zero in the second quarter. By the end of the second quarter, equity products represented 36% of total AuM. Transaction volumes declined in the second quarter as a result of the volatile development in financial markets.

AuM in Retail funds increased by EUR 2.2bn to EUR 38.0bn which includes EUR 1bn that was reclassified from institutional clients. Inflows accounted for EUR 0.8bn of the increase.

Nordea's market share in the Nordic fund market was 19% in the second quarter. The small decline was caused by weak net inflows in Sweden and Denmark. The underlying trend in the Danish retail fund flows remained strong, whereas the Swedish market was characterised by weak flows especially in the pension-related channels. Finland continued to show high net inflows, and Norway also performed well in the second quarter.

Nordea market shares in the Nordic fund market[1]

Percent	Nordic[2]	Denmark	Finland	Norway	Sweden[2]
Net inflow Q2	14.3	-5.6	41.0	24.0	-2.0
AuM end Q2, 2004	19.0	24.3	27.4	8.7	16.1

[1] Market shares are based on official statistics and include all funds, also institutional.
[2] Swedish AuM market share is based on first quarter 2004 data.

In Nordic Private Banking, net inflows were EUR 0.6bn, an increase by 50% compared to the first quarter. Transaction activity was somewhat lower due to market conditions. AuM were EUR 25.8bn at the end of the quarter.

International Wealth Management & Funds – comprising European Private Banking and European Fund Distribution – experienced net flows of EUR 0.6bn bringing assets under management to EUR 12.5bn at the end of the quarter.

The equity value funds distributed through European Fund Distribution continue to be among the best selling funds in Europe. In May, Nordea achieved a no 4 ranking in the German consultancy FERI statistics on European cross border sales. Continuous effort is being put into widening the geographical scope of the distribution, and in the second quarter a marketing approval from the Italian financial supervision authority was obtained, allowing Nordea to market its funds in Italy.

Assets managed for Institutional clients declined by EUR 0.6bn as some clients, predominantly Danish chose to diversify their portfolio of managers. In addition EUR 1bn of assets was reclassified from Institutional clients to Retail funds and AuM at the end of the quarter was EUR 22.3bn.

Nordea continues to hold a strong position in the institutional segment in Denmark, and the development in Finland and Norway has been satisfactory this year.

In Life & Pensions, total net written premiums were EUR 612m in second quarter, somewhat lower than in the previous quarter. However, year-on-year, net written premiums increased by 12% reflecting a stronger sales effort. The unit-linked product was an important contributor to the positive development. AuM in Life & Pensions remained unchanged at EUR 24.8bn.

Result

Asset Management revenues declined by 2% from the first quarter to EUR 134m. While management fees developed well, lower business activity reduced transaction income. Expenses remained flat on the first quarter. The product result was down 3% on the first quarter but remains up by 41% year-on-year.

The product result in Life & Pensions rose 8% on the first quarter despite negative investment return of 0.4% reflecting the fact that short-term profits are now largely unaffected by market movements. Financial buffers declined slightly quarter-on-quarter, from 5.6% to 4.9% of life provisions. Compared with second quarter 2003, buffers are up 7%.

Volumes, inflow and margins

EURbn	Total Q2 2004	Total Q2 Inflow	Total Q1 2004	Denmark Q2 2004	Denmark Q1 2004	Finland Q2 2004	Finland Q1 2004	Norway Q2 2004	Norway Q1 2004	Sweden Q2 2004	Sweden Q1 2004
Customer/Market dimension											
Nordic retail funds[1]	38.0	0.8	35.8								
Nordic private banking	25.8	0.6	25.5								
International Wealth Management and funds	12.5	0.6	11.9								
Institutional clients[1]	22.3	-0.6	23.9								
Life & Pensions	24.8	0.0	24.8								
Total	123.3	1.4	121.9								
Organisational dimension											
Investment Funds, volumes[2]	46.9		45.5	14.4	14.5	6.9	6.2	1.8	1.6	16.8	16.6
Investment Management, volumes[3]	78.1		77.2								
Investment Funds margins, %[4]	0.98		1.00	0.48	0.53	1.15	1.22	0.82	0.87[5]	1.08	1.07
Investment Management margins, %[3]	0.16		0.18								

[1] EUR 1.0bn have been reclassified from Institutional clients to Retail Funds as of end of second quarter 2004

[2] Including EUR 6.6bn and EUR 7.1bn outside the Nordic countries for the first and second quarter, respectively.

[3] Includes management of Nordea investment funds and Group Life & Pensions assets.

[4] For Denmark net margins are included, whereas in the other markets, gross margins (before costs of fund management) are included.

[5] Net margin for Norway first quarter have been corrected from 0.81 published previous quarter.

Key figures per quarter – Asset Management activities

EURm	**Q2 2004**	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Revenues	**134**	137	137	119	111
Expenses	**-48**	-48	-48	-44	-44
Distribution expenses	**-28**	-29	-29	-27	-26
Product result	**58**	**60**	**60**	**48**	**41**
of which profit within Retail Banking	**27**	*27*	*25*	*22*	*19*
Cost/income ratio, %	**57**	56	56	60	63
Economic capital	**133**	136	133	122	119
Assets under management, EURbn	**123**	122	113	107	102
Number of employees (full-time equivalents)	**793**	786	784	804	829

Key figures per quarter – Life activities

EURm	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Traditional life insurance					
Premiums written, net of reinsurance	**422**	491	533	370	461
Normalised investment return[1]	**236**	234	244	236	247
Benefits paid and change in provisions	**-560**	-655	-687	-532	-626
Insurance operating expenses	**-26**	-25	-28	-24	-28
Normalised operating margin[1]	**72**	**45**	**62**	**50**	**54**
Fluctuations compared to normalised investment return	**-280**	347	-114	-151	297
Change in discount rate for life provisions	**159**	-98	111	126	-126
Actual operating margin	**-49**	**294**	**59**	**25**	**225**
of which allocated to policyholders	**-26**	-30	-6	-13	-13
of which to/from financial buffers	**124**	-218	-10	28	-165
Net profit from other business	**3**	3	-2	-1	4
Product result before distribution expenses	**52**	**49**	**41**	**39**	**51**
Unit-linked business					
Premiums written, net of reinsurance	**190**	152	168	87	87
Product result before distribution expenses	**8**	**7**	**6**	**7**	**4**
Total					
Premiums written, net of reinsurance	**612**	643	701	457	548
Product result before distribution expenses	**60**	**56**	**47**	**46**	**55**
Distribution expenses in Retail Banking	**-3**	-3	-3	-3	-3
Product result [2]	**57**	**53**	**44**	**43**	**52**
of which profit within Retail Banking	**17**	13	18	10	10
Bonds	**14,933**	15,065	14,862	15,125	15,004
Equities	**3,762**	3,792	3,361	2,953	2,921
Property	**2,218**	2,200	2,186	2,021	2,007
Unit-linked	**3,844**	3,721	3,497	3,275	3,147
Total investments	**24,757**	**24,778**	**23,906**	**23,374**	**23,079**
Investment return, % [3]	**-0.4**	3.2	0.7	0.4	3.3
Technical provisions	**23,824**	23,642	22,859	22,474	22,140
of which financial buffers	**933**	1,058	878	842	869
Economic capital	**803**	837	967	879	879
Number of employees (full-time equivalents)	**1,003**	1,011	1,012	1,014	1,008

[1] In the statutory reporting investments are valued at market price. As a consequence, short-term fluctuations in financial markets affect the operating profit. The normalised investment return reflects the expected long-term return on investments based on the applicable asset mix within Life & Pensions operations.

[2] Reported life result in the Group's income statement includes the costs related to commissions paid to Retail Banking. In the presented product result these commissions are not deducted since they contribute to the Group's earnings on life products.

[3] Exclusive of unit-linked business.

Group Treasury

- **Investment earnings down from high level**
- **Continued benign funding conditions**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Market conditions

Financial markets were influenced by the improvement in the US labour market and the global economy in general resulting in rising global interest rates by 50-100 bp. In Europe, this was the steepest rise in 5 years.

Equity markets were positively influenced by the economic development, but rising interest rates and higher oil prices had a negative impact and markets were almost unchanged during the quarter.

Business development

Market demand for Nordea debt instruments continued to be strong which positively affected the bank's short and long term funding through tight credit spreads.

The Group's US Commercial Paper Program, Nordea North America, Inc. was updated and changed to the effect that notes issued after June 30, 2004 are guaranteed by Nordea Bank AB (publ) replacing Nordea Bank Finland Plc as the guarantor for notes issued prior to that date. A new ECP program for Nordea Bank AB (publ) was also established.

At the end of June, the price risk involved in Group Treasury's interest rate positions, calculated as VaR was EUR 28m compared to EUR 46m at the end of the first quarter. Interest rate risk was reduced early in the quarter.

The structural interest income risk (SIIR) which shows the effect on net interest income in the next 12 months was EUR 294m assuming increasing market rates by 100 basis points and EUR -248m assuming decreasing market rates by 100 basis points. At the end of the first quarter the corresponding number was EUR 298m and EUR –263m.

The risk related to equities, calculated as VaR, was EUR 45m compared to EUR 53m at the end of March. The VaR figure comprises all equities including listed, unlisted and private equity.

Investment Risk Framework

In 2004 a new framework for management of the Group's investment risk was implemented. The new framework is directly linking investment risk to hedging of the interest paid to business areas on allocated equity.

The management of investment risks in Nordea is now focused on achieving an absolute return. The benefits arising from the new set-up are that business areas achieve a stable net interest income on their allocated equity. Furthermore, it assures a more dynamic hedging of any development in short-term interest rates and a more dynamic investment strategy in general focusing on an absolute return rather than performing against a benchmark.

Result

Operating profit was EUR -27m in the second quarter compared to EUR 55m in the first quarter.

Investment earnings were EUR -61m in the quarter compared to a gain of EUR 62m in the previous quarter. The result was influenced by difficult market conditions and losses on the equity holding in OMHEX AB.

Operating profit in Group Funding was EUR 34m compared to EUR -7m in the first quarter.

Operating profit by main area

	Total		Group Investment				Group Funding	
			Fixed-income		Equity			
EURm	Q2 2004	Q1 2004	Q2 2004	Q1 2004	Q2 2004	Q1 2004	Q2 2004	Q1 2004
Income			-43	48	-15	18	42	1
Expenses			-3	-3	0	-1	-8	-8
Profit excluding investment earnings	**34**	**-7**					**34**	**-7**
Investment earnings	-61	62	-46	45	-15	17		
Operating profit	**-27**	**55**						

Key figures per quarter

	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Operating profit, EURm	**-27**	55	62	35	91
Cost/income ratio, %	**neg.**	13	11	20	8
Bonds, EURm	**15,656**	15,811	14,352	15,409	15,560
Equities, EURm	**384**	399	430	441	404
Investments, EURm	**16,040**	16,210	14,782	15,850	15,964
Number of employees (full-time equivalents)	**100**	101	100	98	98

Statutory income statement

EURm	Note	Q2 2004	Q2 2003	Jan- June 2004	Jan-June 2003
Interest income		1,995	2,352	3,975	4,891
Interest expenses		-1,136	-1,395	-2,252	-3,015
Net interest income		**859**	**957**	**1,723**	**1,876**
Dividend income		11	26	15	36
Net commission income		421	372	828	735
Net result from financial operations	3	41	97	236	182
Other operating income	9	328	98	345	126
Total operating income		**1,660**	**1,550**	**3,147**	**2,955**
General administrative expenses:					
Staff costs		-472	-539	-976	-1,056
Other administrative expenses		-360	-329	-689	-689
Depreciation, amortisation and write-down of tangible and intangible fixed assets		-76	-72	-154	-146
Total operating expenses		**-908**	**-940**	**-1,819**	**-1,891**
Profit before loan losses		**752**	**610**	**1,328**	**1,064**
Loan losses, net	4	3	-46	-40	-148
Change in value of assets taken over for protection of claims	4	0	-46	1	-42
Write-downs on securities held as financial fixed assets		0	-	0	-
Profit from companies accounted for under the equity method		16	19	25	33
Operating profit, banking		**771**	**537**	**1,314**	**907**
Operating profit, life insurance	5	**45**	**44**	**86**	**57**
Operating profit		**816**	**581**	**1,400**	**964**
Pension adjustments		-	-2	-	-5
Tax on profit for the period		-152	-174	-317	-298
Minority interests		0	0	-1	-1
Net profit for the period		**664**	**405**	**1,082**	**660**
Earnings per share, EUR		0.24	0.14	0.39	0.23
Earnings per share, after full dilution, EUR		0.24	0.14	0.39	0.23

Statutory balance sheet, end of period

Assets, EURm	Note	30 June 2004	31 Dec 2003	30 June 2003
Loans and advances to credit institutions	6	23,250	29,037	27,731
Loans and advances to the public	6	155,519	145,644	146,950
Bonds and other interest-bearing securities		30,484	32,017	32,065
Shares and participations		554	648	582
Shares in associated and group undertakings		418	421	436
Assets, insurance[1]		22,875	22,880	22,328
Intangible fixed assets		2,022	2,090	2,189
Tangible assets		597	826	1,338
Other assets, banking[1]		26,471	28,627	36,064
Total assets		**262,190**	**262,190**	**269,683**
[1] Of which certain investments, for which customers and policyholders bear the whole risk.		6,825	6,673	5,942

Liabilities, provisions and shareholders' equity, EURm	30 June 2004	31 Dec 2003	30 June 2003
Deposits by credit institutions	30,694	28,753	37,594
Deposits and borrowings from the public	97,738	95,556	91,094
Debt securities in issue etc	64,388	64,380	64,376
Liabilities, insurance	22,550	21,824	21,348
Provisions and other liabilities, banking	29,246	34,377	38,009
Subordinated liabilities	5,530	5,115	5,439
Minority interests	3	8	13
Shareholders' equity	12,041	12,177	11,810
Total liabilities, provisions and shareholders' equity	**262,190**	**262,190**	**269,683**
Assets pledged for own liabilities	26,330	32,378	27,279
Other assets pledged	3,229	5,782	2,745
Contingent liabilities	14,058	13,612	14,540
Commitments	1,530,625	1,392,415	1,285,689

Movements in shareholders' equity

EURm	Jan - June 2004			Jan - June 2003		
	Restricted equity	Unrestricted equity	Total equity	Restricted equity	Unrestricted equity	Total equity
Balance at beginning of period	6,055	6,122	12,177	6,056	5,841	11,897
Change in accounting policy (RR 29)		-183	-183			-
Balance at beginning of period, restated	6,055	5,939	11,994	6,056	5,841	11,897
Dividend		-696	-696		-673	-673
Own shares[1, 2]		-354	-354		-5	-5
Transfers between restricted and unrestriced reserves[3]	323	-323	0			-
Currency translation adjustment	-16	31	15	-11	-58	-69
Net profit for the period		1,082	1,082		660	660
Balance at end of period	**6,362**	**5,679**	**12,041**	**6,045**	**5,765**	**11,810**

[1] Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at 30 June 2004 was 2.4 million. (31 Dec 2003: 3.0 million, 30 June 2003: 3.7 million).

[2] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was as at 30 June 2004 145 million (31 Dec 2003: 82 million, 30 June 2003: 57.0 million). The average number of own shares Jan-June 2004 was 125 million (Jan-June 2003: 59.6 million).

[3] Due to the merger of Nordea Bank AB (publ) and Nordea Bank Sweden AB (publ).

Cash flow statement

EURm	Jan-June 2004	Jan-June 2003
Operating activities		
Operating profit	1,400	964
Pension adjustments	-	-5
Adjustments for items not included in cash flow	646	483
Income taxes paid	-374	-396
Cash flow from operating activities before changes in operating assets and liabilities	1,672	1,046
Changes in operating assets and liabilities		
Change in bonds and other interest-bearing securities	1,404	-3,949
Change in loans and advances to credit institutions	4,123	-4,959
Change in loans and advances to the public	-10,307	-1,465
Change in shares and participations	66	19
Change in assets, insurance	5	-798
Change in derivatives, net	-988	-1,839
Change in other assets, excluding derivatives	-642	-1,157
Change in deposits by credit institutions	1,941	11,601
Change in deposits and borrowings from the public	2,182	-3,083
Change in debt securities in issue etc	8	2,518
Change in liabilities, insurance	726	1,130
Change in other liabilities, excluding derivatives	-809	2,899
Cash flow from operating activities	-619	1,963
Investing activities		
Acquisition of shares in group undertakings	-	-38
Acquisition of tangible assets	-62	-
Sale of tangible assets	854	455
Acquisition of intangible fixed assets	-6	-
Sale of intangible fixed assets	2	173
Purchase/sale of other financial fixed assets	4	119
Cash flow from investing activities	792	709
Financing activities		
Issued/amortised subordinated liabilities	415	-689
Repurchase of own shares incl change in trading portfolio	-354	-5
Dividend paid	-696	-673
Cash flow from financing activities	-635	-1,367
Cash flow for the period	**-462**	**1,305**
Cash and cash equivalents at beginning of period	**7,629**	**8,484**
Exchange rate difference	13	-4
Cash and cash equivalents at end of period	**7,180**	**9,785**
Change	**-462**	**1,305**

Liquid assets	Jan-June	Jan-June
The following items are included in liquid assets (EURm):	2004	2003
Cash and balances at central banks	2,963	6,716
Loans and advances to credit institutions, payable on demand	4,217	3,069

Cash comprises legal tender and bank notes in foreign currencies. Balances at central banks consist of deposits in accounts at central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and advances to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

The accounts are prepared in accordance with the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies (ÅRKL), the regulations of the Swedish Financial Supervisory Authority (FFFS), the recommendations of the Swedish Financial Accounting Standards Council (RR) and the interpretations by the RR's Standing Interpretations Committee.

The application of FFFS in certain cases takes precedence over the recommendations and interpretations of the Swedish Financial Accounting Standards Council. RR 27 Financial Instruments: Disclosure and Presentation, is not applicable to credit institutions. Other departures have not had any significant effect on the financial statements. In accordance with FFFS the consolidation is prepared line-by-line in respect of the banking subgroups and in a more simplified manner in respect of the insurance subgroup.

In preparing the interim report FFFS 2002:22 has been applied. On 1 January 2004 FFFS 2003:11 came into force. The full application of this regulation is however optional, and is mandatory only for those institutes which are applying the new rules of recognition and measurement of financial instruments found in ÅRKL. Nordea has chosen to await the endorsement of IAS 32 and 39 by IASB, before applying the new rules.

The Swedish Financial Accounting Standards Council's recommendation RR 29 Employee Benefits also came into force on 1 January 2004. The implementation of RR 29 has lead to changes in the way pension obligations and pension costs are calculated. Calculations in accordance with RR 29 differ substantially from those applied earlier based on national GAAP. The change of accounting principle has created a transitional value, amounting to EUR 183m after deferred tax, which has been recognised as a one-off reduction of the Group's equity.

In all other material respects the accounting policies and the basis for calculations are unchanged in comparison to the 2003 Annual Report.

Exchange rates

EUR 1 = SEK	Jan-June 2004	Jan-Dec 2003	Jan-June 2003
Income statement (average)	9.1733	9.1453	9.1839
Balance sheet (at end of period)	9.1536	9.0800	9.2488
EUR 1 = DKK			
Income statement (average)	7.4441	7.4303	7.4282
Balance sheet (at end of period)	7.4330	7.4450	7.4299
EUR 1 = NOK			
Income statement (average)	8.4493	7.9914	7.7629
Balance sheet (at end of period)	8.2585	8.4141	8.2935
EUR 1 = PLN			
Income statement (average)	4.7420	4.4202	4.2823
Balance sheet (at end of period)	4.5129	4.7019	4.4775

Note 2 Reconciliation of operational income statement with statutory income statement

		Reclassifications						
EURm	Statutory income statement Jan-June 2004	Trading income	Investment earnings, banking	Life insurance	Real estate sales and write-downs	Goodwill amorti-sation	Leasing depreciation	Operational income statement Jan-June 2004
Net interest income	1,723	-7	19				-21	1,714
Other income	1,424	7	-20		-300			1,111
Total income	**3,147**	**0**	**-1**		**-300**		**-21**	**2,825**
Total expenses	**-1,819**		**7**			**69**	**21**	**-1,722**
Loan losses (incl change in value of property taken over)	-39							-39
Profit from companies accounted for under the equity method	25		-7					18
Investment earnings, banking	0		1					1
Operating profit, life insurance	86			12				98
Goodwill amortisation	0			-12		-69		-81
Operating profit	**1,400**	**0**	**0**	**0**	**-300**	**0**	**0**	**1,100**
Real estate write-downs					300			300
Tax on profit for the period	-317							-317
Minority interests	-1							-1
Net profit	**1,082**	**0**	**0**	**0**	**0**	**0**	**0**	**1,082**

Trading income

Net interest income from trading transactions in Markets is reported as other income (Trading income) in the operational income statement.

Investment earnings, banking

Net interest income, gains/losses on investment portfolios (fixed income and equity holdings), dividends received on these portfolios as well as total expenses related to investment activities are all reported in one line on net basis in the operational income statement.

Life insurance

Goodwill amortisation related to Life activities is included in one line consolidation of Life insurance in statutory reporting, but is included in the separate line item "Goodwill amortisation and write-downs" in the operational income statement.

Real estate sales and write-downs

The net effect of sales and write-downs of real estate is included in other income in statutory reporting, but is reported on a separate line below operating profit in the operational income statement.

Goodwill amortisation

Goodwill amortisation (excluding Life activities) is included in total expenses in statutory reporting, but is reported on separate line in the operational income statement.

Leasing depreciation

Operational leasing depreciation is reported as expenses in the statutory income statement, but is reported as a reduction of net interest income in the operational income statement.

Note 3 Net result from financial operations, EURm	Q2 2004	Q2 2003	Jan-June 2004	Jan-June 2003
Realised gains/losses				
Shares/participations and other share-related instruments	-13	-4	57	5
Interest-bearing securities and other interest-related instruments	32	-15	-16	79
Other financial instruments	-12	-12	-26	-7
Total realised gains/losses	7	-31	15	77
Unrealised gains/losses				
Shares/participations and other share-related instruments	7	16	-16	5
Interest-bearing securities and other interest-related instruments	-64	174	149	168
Other financial instruments	8	-4	20	-3
Total unrealised gains/losses	-49	186	153	170
Foreign exchange gains/losses	83	-58	68	-65
Total	**41**	**97**	**236**	**182**

Note 4 Loan losses, net, EURm	Q2 2004	Q2 2003	Jan-June 2004	Jan-June 2003
Write-downs and provisions for loans and advances to the public	-130	-199	-258	-438
Reversals and recoveries for loans and advances to the public	133	153	218	290
Total	**3**	**-46**	**-40**	**-148**
Specifications				
Specific provisions for individually assessed loans				
Realised loan losses during the period	-80	-150	-150	-313
Reversed amount of previous provisions made for realised losses during the period	62	100	116	230
This period's provisions for probable loan losses	-93	-148	-179	-350
Recoveries of previous periods' realised loan losses	14	18	30	55
Reversals of provisions for probable loan loss no longer required	78	122	133	209
This period's costs for individually assessed loans, net	-19	-58	-50	-169
Aggregate provisions for individually assessed loans				
Allocation to reserve	-10	0	-26	0
Withdrawal from reserve	-	3	-	7
This period's change of aggregate provisions for individually assessed loans	-10	3	-26	7
Assessment of homogenous clusters of loans with low value and similar credit risk				
Realised loan losses during the period	-3	-	-6	-
Recoveries on previous periods' realised loan losses	26	-	31	-
Allocation to reserve	0	0	0	0
Withdrawal from reserve	6	-1	7	1
This period's net costs for clusters of loans with homogenous credit risk	29	-1	32	1
Transfer risks				
Allocation to reserve for transfer risks	-6	0	-13	-4
Withdrawal from reserve for transfer risks	9	10	17	15
This period's change for transfer risks	3	10	4	11
Contingent liabilities				
This period's net cost for redemption of guarantees and other contingent liabilities	0	0	0	2
This period's loan losses, net (statutory income statement)	**3**	**-46**	**-40**	**-148**
Change in value of assets taken over for protection of claims	0	-46	1	-42
This period's loan losses, net (operational income statement)	**3**	**-92**	**-39**	**-190**

Note 5 Operating profit, life insurance, EURm	Q2 2004	Q2 2003	Jan-June 2004	Jan-June 2003
Life insurance and pensions				
Premiums written, net of reinsurance	590	523	1,202	1,088
Investment, income	175	353	522	478
Unrealised investments gains	-200	456	188	487
Claims incurred and benefits paid	-397	-325	-821	-651
Change in life insurance provisions	-185	-702	-783	-1,007
Change in collective bonus potential	101	-139	-77	-121
Operating expenses	-35	-38	-70	-75
Investment, expenses	-7	-27	-15	-59
Unrealised investments losses	0	0	0	0
Yield tax	11	-54	-44	-72
Transferred return on investments	-5	-22	-21	-31
Technical result	**48**	**25**	**81**	**37**
Net profit from health and personal accident insurance	-2	3	-4	1
Transferred return on investments	5	22	21	31
Operating profit before group adjustments	**51**	**50**	**98**	**69**
Group adjustments (goodwill amortisation)	-6	-6	-12	-12
Operating profit, life insurance	**45**	**44**	**86**	**57**

Note 6 Loan portfolio and its impairment[1]

EURm	30 June 2004	31 Dec 2003	30 June 2003
Loans and advances to credit institutions	23,250	29,037	27,731
Loans and advances to the public	155,519	145,644	146,950
Total	**178,769**	**174,681**	**174,681**

[1] Loan portfolio is defined as Loans and advances to credit institutions and Loans and advances to the public.

Loan portfolio by categories of borrowers

30 June 2004, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**23,251**	**84,461**	**69,847**	**3,108**	**180,667**
- of which impaired loans[2]	1	2,031	530	1	2,563
- of which non-performing loans, which are impaired[2]	-	1,023	321	0	1,344
- of which performing loans, which are impaired[2]	1	1,008	209	1	1,219
Reserves	**-1**	**-1,555**	**-341**	**-1**	**-1,898**
- of which reserves for impaired loans[2]	-1	-1,555	-341	-1	-1,898
- of which reserves for non-performing loans, which are impaired[2]	-	-547	-132	0	-679
- of which reserves for performing loans, which are impaired[2]	-1	-1,008	-209	-1	-1,219
Loans at amortised cost after reserves (book value)	**23,250**	**82,906**	**69,506**	**3,107**	**178,769**
- of which impaired loans[2]	-	476	189	0	665
- of which non-performing loans, which are impaired[2]	-	476	189	0	665
- of which performing loans, which are impaired[2]	-	-	-	-	-

[2] Impaired loans can be non-performing as well as performing loans.

Specification of reserves					
Specific reserves for individually assessed loans	-1	-1,119	-286	-1	-1,407
Aggregate reserves for individually assessed loans	-	-436	-	-	-436
Assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-55	-	-55
Total reserves	**-1**	**-1,555**	**-341**	**-1**	**-1,898**

Note 6, continued

31 December 2003, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**29,037**	**79,457**	**65,091**	**3,032**	**176,617**
- of which impaired loans[2]	-	2,090	558	1	2,649
- of which non-performing loans, which are impaired[2]	-	871	253	1	1,123
- of which performing loans, which are impaired[2]	-	1,219	306	1	1,526
Reserves	**-**	**-1,582**	**-353**	**-1**	**-1,936**
- of which reserves for impaired loans[2]	-	-1,582	-353	-1	-1,936
- of which reserves for non-performing loans, which are impaired[2]	-	-363	-47	0	-410
- of which reserves for performing loans, which are impaired[2]	-	-1,219	-306	-1	-1,526
Loans at amortised cost after reserves (book value)	**29,037**	**77,875**	**64,738**	**3,031**	**174,681**
- of which impaired loans[2]	-	508	205	0	713
- of which non-performing loans, which are impaired[2]	-	508	205	0	713
- of which performing loans, which are impaired[2]	-	-	-	-	-

[2] Impaired loans can be non-performing as well as performing loans.

Specification of reserves					
Specific reserves for individually assessed loans	-	-1,176	-291	-1	-1,468
Aggregate reserves for individually assessed loans	-	-406	-	-	-406
Assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-62	-	-62
Total reserves	**-**	**-1,582**	**-353**	**-1**	**-1,936**

30 June 2003, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**27,731**	**85,194**	**60,476**	**3,295**	**176,696**
- of which impaired loans[2]	-	2,329	510	12	2,851
- of which non-performing loans, which are impaired[2]	-	970	230	12	1,212
- of which performing loans, which are impaired[2]	-	1,359	280	-	1,639
Reserves	**-**	**-1,709**	**-300**	**-6**	**-2,015**
- of which reserves for impaired loans[2]	-	-1,709	-300	-6	-2,015
- of which reserves for non-performing loans, which are impaired[2]	-	-350	-20	-6	-376
- of which reserves for performing loans, which are impaired[2]	-	-1,359	-280	-	-1,639
Loans at amortised cost after reserves (book value)	**27,731**	**83,485**	**60,176**	**3,289**	**174,681**
- of which impaired loans[2]	-	620	210	6	836
- of which non-performing loans, which are impaired[2]	-	620	210	6	836
- of which performing loans, which are impaired[2]	-	-	-	-	-

[2] Impaired loans can be non-performing as well as performing loans.

Specification of reserves					
Specific reserves for individually assessed loans	-	-1,330	-235	-6	-1,571
Aggregate reserves for individually assessed loans	-	-379	-	-	-379
Assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-65	-	-65
Total reserves	**-**	**-1,709**	**-300**	**-6**	**-2,015**

Note 6, continued

	30 June 2004	31 Dec 2003	30 June 2003
Reserves/impaired loans, gross, %	74	73	71
Impaired loans[2], gross/loans and advances to the public, %	1.6	1.8	1.9

[2] Impaired loans can be non-performing as well as performing loans.

Assets taken over for protection of claims, EURm	30 June 2004	31 Dec 2003	30 June 2003
Current assets			
Land and buildings	2	1	2
Tenant-occupied rights	-	-	-
Shares and other participations	1	1	31
Other assets	-	1	1
Total	**3**	**3**	**34**

Note 7 Capital adequacy	30 June 2004	31 Dec 2003	30 June 2003
Tier 1 capital, EURm	9,907	9,754	10,080
Capital base, EURm	13,048	12,529	13,193
Risk-weighted assets, EURbn	140	134	135
Tier 1 capital ratio, %	7.0	7.3	7.5
Total capital ratio, %	9.3	9.3	9.8

Note 8 Derivatives, EURm

	Postive values		Negative values	
30 June 2004	Fair value	Book value	Fair value	Book value
Interest rate derivatives	12,058	11,700	11,882	11,504
Equity derivatives	404	277	338	273
Foreign exchange derivatives	3,572	3,542	3,744	3,714
Other derivatives	87	87	105	104
Total	**16,121**	**15,606**	**16,069**	**15,595**

Note 9 Other income

Other income includes the net result of sale and write-down of real estate during the second quarter 2004 amounting to EUR 300m.

Nordea Bank AB (publ)
(Reg. no. 516406-0120)

Nordea Bank AB (publ) is the parent company of the Nordea Group. During the first half-year several mergers with the parent company have taken place, which has not been adjusted for in the comparable figures as at 30 June 2003 shown below.

As at 30 June the total income amounted to EUR 750m (EUR 3m). Operating profit/(loss) amounted to EUR 103m (EUR -39m).

Investments during the first half-year amounted to EUR 12m (EUR 6,938m), of which group undertakings EUR 0m (EUR 6,938 m). The liquidity increased during the first half-year with EUR 1,785m to EUR 1,880m. Deposits increased during the same period with EUR 34,550m (EUR 0m) and lending increased with EUR 37,156m (EUR 0m).

- A conference call with management will be arranged on 18 August 2004 at 18.00, CET. (Please dial +44 (0) 207 769 6433, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on the Internet (www.nordea.com).
- A slide presentation is available on the Internet.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Sigurd Carlsen, Head of Investor Relations	+46 8 614 69 89	(or +46 70 204 9878)
Erik Evrén, Chief Communication Officer, Sweden	+46 8 614 8611	(or +46 70 946 5389)

Financial calendar:
The interim report third quarter 2004 will be published on 27 October.

Wednesday 18 August 2004

Lars G Nordström
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 516406-0120

www.nordea.com

Review report of the auditors
We have reviewed this interim report in accordance with the standard issued by FAR, the institute for the accountancy profession in Sweden. A review is substantially less in scope than an audit. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Exchange and Clearing Operations Act and the Annual Accounts Act for Credit Institutions and Securities Companies.

Stockholm 18 August 2004
KPMG

Appointed by the
Financial Supervisory Authority

Caj Nackstad
Authorised Public Accountant

Lars Bonnevier
Authorised Public Accountant

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 28 April 2004

Interim Report First Quarter 2004

Strong results in Q1

- **Operating profit up 52% to EUR 584m (EUR 383m in Q4 2003)**
- **Net profit more than doubled to EUR 418m (EUR 202m)**
- **Total income up 2% to EUR 1,421m (EUR 1,399m)**
- **Total expenses down 10% to EUR 873m (EUR 973m)**
- **Loan losses down 50% to EUR 42m (EUR 84m)**
- **Earnings per share EUR 0.15 (EUR 0.07)**
- **Return on equity (excl. goodwill) 18.2% (9.7%)**

Continued progress confirmed year-on-year

- **Operating profit up 54% from EUR 380m in Q1 2003**
- **Net profit up 64% from EUR 255m**
- **Total income up 3% from EUR 1,374m and costs down 5% from EUR 917m**
- **Loan losses down 57% from EUR 98m**

Growth in business volumes and increased focus

- **Assets under Management at new all-time high EUR 122bn, up EUR 8.6bn in Q1**
- **Continued strong performance in Life**
- **Strong mortgage sales**
- **Strengthened position among large corporate clients, particularly in Sweden**
- **Real estate divestment process completed**

"The results of our efforts to improve performance are increasingly becoming visible in our financials. Despite historically low interest rates we have increased total income, and the implementation of a strict cost management culture has led to significantly lower total expenses. The fact that loan losses are halved compared to previous quarters contributes to the improved result and reflects that our credit portfolio as a whole is in a healthy shape. Our focus will remain on strict cost and risk management and on our income development", says Lars G Nordström, President and Group CEO of Nordea.

Operational income statement

EURm	Q1 2004	Q4 2003	Change %	Q1 2004	Q1 2003	Change %	Full year 2003
Net interest income	**846**	850	0	**846**	835	1	3,366
Net commission income	**397**	388	2	**397**	353	12	1,486
Trading income	**156**	125	25	**156**	157	-1	567
Other income	**22**	36	-39	**22**	29	-24	220
Total income	**1,421**	**1,399**	**2**	**1,421**	**1,374**	**3**	**5,639**
Staff costs	**-488**	-511	-5	**-488**	-520	-6	-2,101
Profit sharing	**-15**	-46	-67	**-15**	-		-46
Other expenses	**-370**	-416	-11	**-370**	-397	-7	-1,526
Total expenses	**-873**	**-973**	**-10**	**-873**	**-917**	**-5**	**-3,673**
Profit before loan losses	**548**	**426**	**29**	**548**	**457**	**20**	**1,966**
Loan losses, net	**-42**	-84	-50	**-42**	-98	-57	-363
Equity method	**9**	14	-36	**9**	14	-36	57
Profit before investment earnings and insurance	**515**	**356**	**45**	**515**	**373**	**38**	**1,660**
Investment earnings, banking	**62**	33	88	**62**	29	114	170
Operating profit, life insurance	**47**	40	18	**47**	19	147	149
Goodwill amortisation and write-downs	**-40**	-46	-13	**-40**	-41	-2	-167
Operating profit	**584**	**383**	**52**	**584**	**380**	**54**	**1,812**
Real estate write-downs	**-**	-115		**-**	-		-115
Taxes	**-165**	-66		**-165**	-124		-205
Minority interests	**-1**	0		**-1**	-1		-2
Net profit	**418**	**202**	**107**	**418**	**255**	**64**	**1,490**

Ratios and key figures

	Q1 2004	Q4 2003	Q1 2004	Q1 2003	Full year 2003
Earnings per share, EUR	**0.15**	0.07	**0.15**	0.09	0.51
Share price[1], EUR	**5.56**	5.95	**5.56**	4.04	5.95
Shareholders' equity per share[1,2], EUR	**4.30**	4.28	**4.30**	4.15	4.28
Shares outstanding[1,2], million	**2,783**	2,846	**2,783**	2,928	2,846
Return on equity excluding goodwill[3], %	**18.2**	9.7	**18.2**	12.2	16.7
Return on equity, %	**13.9**	6.6	**13.9**	8.4	12.3
Loans and advances to the public[1], EURbn	**148**	146	**148**	147	146
Deposits and borrowings from the public[1], EURbn	**92**	96	**92**	95	96
Shareholders' equity[1,2], EURbn	**11**	12	**11**	12	12
Total assets[1], EURbn	**258**	262	**258**	262	262
Assets under management[1], EURbn	**122**	113	**122**	95	113
Cost/income ratio, banking[4], %	**59**	67	**59**	65	63
Cost/income ratio, excl. investment earnings, %	**61**	69	**61**	66	64
Tier 1 capital ratio[1], %	**6.7**	7.3	**6.7**	7.2	7.3
Total capital ratio[1], %	**9.1**	9.3	**9.1**	9.7	9.3
Risk-weighted assets[1], EURbn	**135**	134	**135**	137	134

[1] End of period.

[2] Total shares registered was 2,928 million (31 Dec 2003: 2,928 million, 31 March 2003: 2,985 million). Number of own holdings of shares in Nordea Bank AB (publ) was 145 million (31 Dec 2003: 82 million). Average number of own shares Jan-March 2004 was 103 million (Jan-Dec 2003: 50 million). Average number of outstanding shares Jan-March 2004 was 2,829 million (Jan-Dec 2003: 2,921 million, Jan-March 2003: 2,928 million). Dilution is not applicable.

[3] Net profit before minority interests and goodwill amortisation/write-downs as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

[4] Total expenses divided by the sum of total income, equity method and investment earnings, banking.

Quarterly development

EURm	Note	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income		**846**	850	838	843	835
Net commission income	1	**397**	388	379	366	353
Trading income		**156**	125	130	155	157
Other income		**22**	36	56	99	29
Total income		**1,421**	**1,399**	**1,403**	**1,463**	**1,374**
Staff costs		**-488**	-511	-531	-539	-520
Profit sharing		**-15**	-46	-	-	-
Other expenses		**-370**	-416	-350	-363	-397
Total expenses	2	**-873**	**-973**	**-881**	**-902**	**-917**
Profit before loan losses		**548**	**426**	**522**	**561**	**457**
Loan losses, net		**-42**	-84	-89	-92	-98
Equity method		**9**	14	10	19	14
Profit before investment earnings and insurance		**515**	**356**	**443**	**488**	**373**
Investment earnings, banking		**62**	33	27	81	29
Operating profit, life insurance		**47**	40	40	50	19
Goodwill amortisation and write-downs		**-40**	-46	-40	-40	-41
Operating profit		**584**	**383**	**470**	**579**	**380**
Real estate write-downs		**-**	-115	-	-	-
Taxes		**-165**	-66	159	-174	-124
Minority interests		**-1**	0	-1	0	-1
Net profit		**418**	**202**	**628**	**405**	**255**
EPS		**0.15**	0.07	0.21	0.14	0.09
EPS, rolling 12 months up to period end		**0.57**	0.51	0.55	0.40	0.30

Note 1 Net commission income, EURm

Brokerage	**44**	35	28	20	24
Asset management/investment funds	**127**	129	120	114	104
Issue of securities	**7**	5	2	6	5
Loans and advances	**90**	88	88	87	88
Deposits and payments	**192**	200	194	191	179
Foreign exchange	**11**	13	10	9	7
Other	**31**	29	35	25	32
Commission expenses	**-95**	-94	-84	-80	-76
Net commission income incl commission reported as trading income	**407**	**405**	**393**	**372**	**363**
Of which reported as trading income	**-10**	-17	-14	-6	-10
Net commission income	**397**	**388**	**379**	**366**	**353**

Note 2 Expenses, EURm

Staff[1]	**489**	512	532	541	521
Profit sharing	**15**	46	-	-	-
Information technology[2]	**112**	136	88	85	99
Marketing	**14**	27	14	23	18
Postage, telephone and office expenses	**52**	56	53	49	58
Rents, premises and real estate expenses	**75**	87	74	81	82
Other	**120**	112	123	128	142
Expenses	**877**	**976**	**884**	**907**	**920**
Of which investment activities[3]	**-4**	-3	-3	-5	-3
Expenses	**873**	**973**	**881**	**902**	**917**

[1] Variable salaries were EUR 37m in Q1 2004 (Q4 2003: EUR 28m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q1 2004, including staff etc, but excluding IT expenses in insurance operations, were EUR 165m (Q4 2003: EUR 208m).

[3] Including staff costs (Q1 2004: EUR 1m).

The Group

Result summary first quarter

Operating profit in the first quarter was EUR 584m compared to EUR 383m in the previous quarter, an increase by 52%.

Net profit was EUR 418m corresponding to EUR 0.15 per share and return on equity of 18.2% (excluding goodwill). Fourth quarter earnings per share, adjusted for the real-estate write-downs, were EUR 0.10. The rolling 12 months earnings per share were EUR 0.57.

Development in the first quarter

Strengthened sales efforts in combination with continued strong demand for household mortgages and netbank services led to increased business volumes, which influenced revenues positively. Nordic equity markets showed strong performance in the quarter, both in terms of turnover and price increases, and equity-related commissions increased. A strengthened position in the large corporate client segment, particularly in Sweden, contributed to increased income.

The central banks in Norway and Sweden lowered interest rates further in the first quarter. This increased pressure on interest rate margins will make it challenging to maintain net interest income going forward.

Further efficiency gains were realised, and loan losses were significantly reduced. Nordea is consequently in a position to generate return on equity in line with the Group's target despite generally depressed margins and low economic growth. Nordea is well positioned to capture potential growth, and strict cost and risk control will be maintained.

Income

Net interest income was EUR 846m compared to EUR 850m in the fourth quarter 2003.

Loans and advances to the public increased to EUR 148bn. Volume growth in Retail Banking continued, reflecting strong sales performance and increasing market shares in mortgage lending in Denmark, Sweden and Norway.

After a period of slow loan demand from corporate customers, loan growth was again visible in the small and medium-sized corporate segment with an increase of 1.4%.

Reduction in on-balance-sheet credits to large corporate customers led to slightly declining volumes in Corporate and Institutional Banking in the first quarter.

Deposits were down to EUR 92bn primarily as a result of short-term liquidity fluctuations.

Lending margins in Retail Banking were stable while deposit margins declined as a result of the decrease in interest rates in Sweden and Norway. In the large corporate sector, lending margins continued to improve.

The effect of the hedging arrangement in the first quarter was EUR 10-15m. This arrangement has now largely expired.

Net commission income was EUR 397m compared to EUR 388m in the fourth quarter. Commission from brokerage improved by EUR 9m to EUR 44m reflecting the positive development in equity markets.

Assets under management increased by 8% to EUR 122bn. Nordea is the market leader within retail funds in the Nordic region, and the Group holds 20% of all Nordic investment fund assets. As a result of Nordea's large distribution capacity, total net inflow reached EUR 4.2bn in the first quarter. In addition, asset appreciation amounted to EUR 4.4bn. Asset-management-related commissions were maintained at the good level achieved in the fourth quarter, which showed a high level of transaction and up-front fees in addition to the usual seasonal increase.

Deposit and payments commissions were EUR 192m, down slightly following a decrease from the seasonally high number of transactions in the fourth quarter.

Trading income increased by 25% to EUR 156m. The strengthened position in the large corporate client segment, particularly in Sweden, contributed to increased income. Markets recorded growth in volumes in all product areas, especially with respect to foreign exchange and derivatives.

Other income was EUR 22m compared to EUR 36m. The fourth quarter figure included a small non-recurring gain. Property-related income has been gradually reduced over the last 12 months as a result of Nordea's real-estate divestments.

Expenses

Total expenses decreased by 10% to EUR 873m. Underlying expenses decreased by approx. 4%, when adjusting for restructuring charges, variable salaries and currency fluctuations.

Staff costs decreased by EUR 23m to EUR 488m. The reduction of the number of employees continued in the first quarter and decreased by approx. 800 measured by full-time equivalents. Variable salaries increased somewhat compared to the fourth quarter as a result of good performance in capital market related activities. The transfer of approx. 900 full-time equivalents to the IBM joint venture in the fourth quarter had full effect in the first quarter and reduced staff costs by approx. EUR 6m.

EUR 15m was reserved for profit sharing in 2004 based on the good performance in the first quarter as well as an estimate of the expected outcome for 2004. Since only one quarter has passed, and some of the criteria measure performance relative to peers, there is uncertainty attached to the reservation for profit sharing.

Other expenses were reduced by EUR 46m to EUR 370m despite the additional costs related to outsourced staff in the IBM joint-venture. The decrease was a result of lower IT and marketing expenditures, as well as lower expenditure on rents and premises.

Loan losses
Loan losses were reduced by 50% to EUR 42m, corresponding to 0.11% of total loans and guarantees, annualised. The reduction is primarily a result of no new loan loss provisions for the fish-farming industry, as the situation in that industry has improved. The majority of the loan losses were in the form of central provisions, based on a conservative evaluation of a limited number of commitments.

Investment earnings, banking
Investment earnings, banking, increased by EUR 29m to EUR 62m, of which EUR 45m relate to fixed-income portfolios and EUR 17m to equity. The improvement reflects good portfolio management in combination with falling long-term interest rates and rising equity markets.

Life insurance
Profit from Life was EUR 47m, an increase by EUR 7m reflecting high stable income. Investment return improved and financial buffers were increased.

Net profit
Net profit amounted to EUR 418m compared to EUR 202m. In the fourth quarter, the write-down related to further divestment of properties reduced profit.

Comparison with first quarter 2003

Operating profit was up by 54% in the first quarter of 2004 compared to same period in 2003 reflecting increased total income, reduced total expenses, reduced loan losses, sharply improved operating profit from insurance activities as well as significantly stronger investment earnings.

Income
Net interest income was up by 1% to EUR 846m.

Loans and advances to the public was EUR 148bn, an increase of EUR 1bn year-on-year. Mortgage lending to household customers has expanded significantly and at the end of the first quarter it was EUR 50bn, reflecting year-on year growth in household mortgages of 13%. On-balance-sheet lending to large corporate customers decreased, but margins improved.

Deposits were EUR 92bn, a decrease of 3%. Falling interest rates had a negative impact on deposit margins.

Net commission income was up by 12% to EUR 397m. Commissions from brokerage increased by EUR 20m to EUR 44m as a result of the strong equity markets and increased volumes. Commissions from asset management increased by 22% to EUR 127m reflecting strong growth in assets under management and asset appreciation. Commissions from payments also continued to grow, increasing by EUR 13m to EUR 192m. Household payment transactions continued to grow reflecting strong growth in the number of card and internet transactions.

Trading income was at the same high level.

Expenses
Total expenses were EUR 873m, a decrease by EUR 44m, or 5%. Underlying expenses decreased by approx. 6%, when adjusting for restructuring charges, variable salaries and currency fluctuations.

Staff costs were reduced by EUR 32m in the first quarter compared to the same period last year. Underlying staff costs were reduced by 3%. Variable salaries were higher this year, whereas the number of employees has been reduced by approx. 1,300 as a result of outsourced services and an additional 2,700 as a result of ongoing rationalisations.

Reservation for profit-sharing amounted to EUR 15m in the first quarter 2004.

Other expenses were EUR 370m, down by 7% despite including expenses related to outsourced staff in the first quarter this year. Underlying other expenses were reduced by 13%. The development reflects a generally strengthened cost management culture in the Group.

The cost/income ratio was 59% (65%).

Loan losses
Loan losses were 0.11% of total loans and guarantees compared to 0.27% last year.

Investment earnings, banking
Investment earnings increased by EUR 33m to EUR 62m reflecting larger gains in both equity and fixed-income portfolios compared to last year.

Life insurance
Profit from Life insurance improved to EUR 47m from EUR 19m in the first quarter 2003 mainly reflecting the gradual implementation of the changed business model in Life.

Net profit
Net profit increased by 64% to EUR 418m.

Credit portfolio – good quality at stable level

At the end of the first quarter, impaired loans, net, amounted to EUR 686m representing 0.46% of total lending, compared to EUR 713m, or 0.49%, of total lending in the fourth quarter.

There were no major changes with respect to exposure to customer groups during the quarter. The share of corporate lending was 53% of the portfolio while lending to households was 45% of total lending. Loans to the public sector represented 2%.

Within households, mortgage loans account for 75%. There was no major change in the composition of the corporate loan portfolio in the first quarter. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 20.9bn, representing 14% of the total portfolio.

Exposure to the fish-farming industry amounted to EUR 0.8bn, representing 0.6% of the bank's loan book. The market price for salmon has increased over the last few months, and the outlook for the fish-farming industry has consequently improved. Some producers still face challenges in achieving an adequate profitability.

Cost development

The focus on cost management continues and the effect of implemented measures is becoming increasingly visible. The reorganisation within Retail Banking in Norway has resulted in falling expenses. Nordea continues to outsource non-core activities, and in the first quarter the handling of paper-based payments services in Sweden was outsourced. The agreement includes the transfer of approx. 170 FTEs.

Within procurement, a cost base of approx. EUR 250m has now been analysed and new contracts and solutions have been implemented. Total savings are expected to be approx. EUR 20m in 2004.

Capital adequacy

Tier 1 capital ratio was 6.7% and the total capital ratio was 9.1%. The Tier 1 and total capital ratios were reduced by 0.15% points following the reduction of shareholder's equity by EUR 183m on 1 January as a result of the implementation of IAS19/RR29. The repurchase of 63.4 million own shares in the first quarter has also reduced Tier 1. The profit for the first quarter has not been included when calculating capital adequacy.

Legal structure

The earlier announced change of the legal structure is progressing. The parent company, Nordea AB (publ), has been granted a bank charter and changed its name to Nordea Bank AB (publ) as of 30 January 2004. On 1 March 2004, Nordea Bank Sweden AB (publ) was merged into Nordea Bank AB (publ) which is part of a process aimed at transforming Nordea Bank AB (publ) into a European company.

Real estate holdings

Nordea has completed its real estate divestment process by the sale of central business district properties in Finland, Norway and Sweden. The transaction includes lease agreements with durations of up to 25 years. A gain of approx. EUR 300m will be reflected in the second quarter accounts 2004.

The properties and real estate shares divested during the last 12 months represent an aggregate book value of approx. EUR 1.6bn. The net financial effect of the total real estate disposals is a gain of approx. EUR 185m. Following the completion, Nordea owns no major properties.

Going forward, the financial effect of the total divestments will be positive.

The Nordea share

During the first quarter the share price of Nordea depreciated by 4.6% on the Stockholm Stock Exchange from SEK 54.00 on 30 December to SEK 51.50 on 31 March. Total shareholder return (TSR) for the first quarter was -4.6%.

Annual General Meeting

The Annual General Meeting (AGM) of Nordea 31 March approved the Board of Directors' proposal of a dividend for 2003 of EUR 0.25 per share, corresponding to a pay-out ratio of 48% of the net profit for 2003. The payout date was 14 April 2004 and the dividend yield on the payout date was 4.4%.

The AGM decided to reduce the share capital by cancelling the 81.6 million shares that Nordea repurchased in 2003. The cancellation is expected to be effective in the third quarter. The AGM further decided to authorise the Board of Directors to acquire shares in the bank, for a maximum time period extending until the next AGM. Total acquisitions may, together with the company's other holdings of own shares, not exceed 10% of all shares.

Outlook 2004

First quarter results were strong.

Short-term interest rates have continued to decline in the first quarter and an increase is not expected in the short term. This will make it challenging to maintain net interest income going forward. Higher lending and deposit volumes are expected to partly compensate for generally depressed margins in the current low interest rate environment.

The outlook for increased revenues is positive, although at a moderate level. A moderate increase in overall business volumes is expected, primarily stemming from the household sector. To a certain extent, the Group's income also depends on the development in the capital markets.

A sharp attention on cost management will be maintained also going forward. Based on the progress in cost management in 2003 and the first quarter of 2004, combined with ongoing efforts to further centralise and unify production processes and reduce complexity, total costs in 2004 are targeted not to exceed reported costs in 2003, when excluding costs related to profit-sharing schemes in both years.

The credit portfolio is considered to have a good quality at a stable level. Based on the overall quality of the credit portfolio, the stabilisation of the portfolio in Retail Norway, and the present economic outlook for the Nordic countries, the loan loss ratio is expected to be lower than the level experienced in 2003.

Results by business area first quarter 2004

	Business areas						
EURm	Retail Banking	Corporate and Institutional Banking	Asset Management & Life: Asset Mgmt	Asset Management & Life: Life	Group Treasury	Group Functions and Eliminations	Total
Customer responsible units:							
Net interest income	727	99	9		2	9	846
Other income	345	177	68		-1	-14	575
Total income incl. allocations	**1,072**	**276**	**77**		**1**	**-5**	**1,421**
of which allocations[1]	*145*	*-75*	*-59*	*-16*	*2*	*3*	*0*
Expenses incl. allocations	**-621**	**-134**	**-44**		**-8**	**-66**	**-873**
of which allocations[1]	*-281*	*-47*	*3*		*-1*	*326*	*0*
Loan losses	-16	9				-35	-42
Equity method	5	5				-1	9
Profit before investment earnings and insurance	**440**	**156**	**33**		**-7**	**-107**	**515**
Investment earnings, banking					62	0	62
Operating profit, life insurance				40		7	47
Goodwill amortisation and write-down	-7	-2				-31	-40
Operating profit 2004: Q1	**433**	**154**	**33**	**40**	**55**	**-131**	**584**
2003: Q4	428	100	35	26	62	-268	383
2003: Q3	395	92	26	33	35	-111	470
2003: Q2	376	131	20	42	91	-81	579
2003: Q1	345	107	14	13	58	-157	380
Return on equity, %	27%	25%					
Cost/income ratio, banking, %	58%	48%	57%		13%		59%
Other information, EURbn							
Total assets	148	80	4	26	16	-17	258
Lending	121	20	2		5		148
Deposits	70	15	3		4		92
Capital expenditure, EURm	2	0	0	0	0	35	37
Depreciations, EURm	-4	0	-1	-1	0	-26	-32
Product result 2004: Q1			60	53			
2003: Q4			60	44			
2003: Q3			48	43			
2003: Q2			41	52			
2003: Q1			31	22			

[1] Allocations show the redistribution of cost and income between business areas. Income within CIB and Asset Management has been reduced by EUR 75m and EUR 59m, respectively, while EUR 145m and EUR 2m is included in total income within Retail Banking and Group Treasury, respectively.

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations includes the unallocated results of the three group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury) and Group Staffs. This segment also includes items needed to reconcile with the Nordea Group.

The principles used in the segment reporting are described below. Figures are disclosed and consolidated using end of period and average currency rates in conformity with the statutory reporting. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on allocated capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings on these products, including sales and distribution costs within Retail Banking. The product result for Asset Management includes, in addition to the operating profit of EUR 33m, revenues and expenses related to investment funds allocated to Retail Banking of EUR 59m and EUR 7m respectively. In addition estimated sales and distribution costs within Retail Banking of EUR 29m is included in the product result of EUR 60m in the first quarter 2004.

When allocating income and cost between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and advances to credit institutions and lending. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. This also applies to the corresponding result effect derived from amortisation and write-downs and funding costs. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations, together with the result effects.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit corresponding to the expected average long-term risk-free return of comparable equity. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arms length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, results from real estate holdings, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

Retail Banking

- **Strong sales of mortgages**
- **Signs of growth in the corporate segment**
- **Sharply reduced loan losses**
- **Return on equity 26%**

Retail Banking has customer responsibility for household as well as small and medium-sized corporate customers and develops, markets and distributes a broad range of financial products and services.

Market conditions

Customer demand remained firm for most services in the first quarter. Central bank rates were lowered further in Sweden and Norway. Customer trading in financial instruments has been brisk and great interest has been shown in savings products.

Business development

Lending to households continued to grow, mainly in mortgage financing. The loan volume increased by EUR 1.3bn to EUR 64.3bn during the first quarter, an increase of 2.2%. Lending margins for households were unchanged at 1.6% compared to the fourth quarter.

After a period of slow loan demand from corporate customers, loan growth was again visible in the first quarter with an increase of EUR 0.7bn to EUR 56.8bn, an increase of 1.4%.

Lending margins for corporate customers were unchanged at 1.2% in the first quarter compared to the fourth quarter.

The total loan volume grew from EUR 119.0bn at the end of 2003 to EUR 121.1bn or 1.7% in the first quarter. Well over half of the total loan volume is mortgage lending to household and corporate customers. Total lending margins were unchanged at 1.4%.

The total deposit volume declined slightly from EUR 70.0bn to EUR 69.6bn. Funds shifted from deposit accounts to investments in products such as investments funds.

Overall deposit margins declined to 1.3% in the first quarter from 1.4% in the fourth quarter as a consequence of lower short-term interest rates in Sweden and Norway. Margin development includes a positive effect from the Group's active management of interest rate exposures. Going forward the latest rate decreases in Sweden and Norway will lead to further narrowing of the deposit margins in these markets.

Customer trading in financial instruments was brisk in the first quarter. In addition, cards with issuer fees contributed to good sales performance with an additional 72,000 cards sold, bringing the outstanding number of cards to 3.8 million.

The focus on income development was enforced in the first quarter with a broad range of initiatives launched in relation to customer programmes, sales of Markets' products and mortgages. Various fee structures were reassessed.

Retail Denmark's focus on increasing activity in the corporate sector has resulted in a significant increase in mortgage lending to corporate customers. Year-on-year, the volume is up by 26%.

Retail Finland launched several structured savings instruments which were well received. Income from trading and investment-funds-related savings increased significantly with the value of investment funds increasing by more than 20% year-on-year.

The emphasis in Retail Sweden on the corporate segment has especially increased derivatives business with corporate customers.

Retail Norway has further expanded the product range towards household customers by introducing revolving credits in relation to housing finance. Market shares in mortgages and household lending in Norway continued to increase.

Poland & the Baltic countries showed a strong increase in sales in the first quarter in all markets.

Electronic banking

The number of netbank customers increased by 0.1 million in the first quarter and reached more than 3.7 million, of which 3.4 million are households. The growth in online equity trading customers was also strong during the quarter. At the end of the first quarter 345,000 customers had signed up for equity trading online.

Netbank activity continued to grow at a rapid pace. The number of log-ons was 40.4 million in the first quarter, corresponding to an increase of 30% year-on-year. The number of payments increased by 21% year-on-year, to 42.2 million.

Result

Net interest income was affected by the lower margins on deposits and the lower number of calendar days in the first quarter. Total income decreased by EUR 42m or 4% to EUR 1,072m in the first quarter compared to the fourth quarter, in which there was a non-recurring gain of EUR 10m.

Non-interest income was EUR 345m, slightly down compared to the seasonally high level in the fourth quarter.

Costs were strictly controlled and in line with the fourth quarter. The first quarter saw an additional reduction of headcount by approx. 400 employees to 17,900 full-time employees.

Loan losses in the first quarter were low at EUR 16m. The low level is primarily a result of no new loan loss provisions for the fish-farming industry, as the situation in that industry has improved.

Operating profit increased for the fourth consequitive quarter to EUR 433m. The return on allocated equity was stable at 26%

The cost/income ratio for the first quarter was 58%, up from 55% in the fourth quarter but down from 60% in the first quarter last year.

Operating profit by main area

EURm	Total Q1 2004	Total Q4 2003	Retail Denmark Q1 2004	Retail Denmark Q4 2003	Retail Finland Q1 2004	Retail Finland Q4 2003	Retail Norway Q1 2004	Retail Norway Q4 2003	Retail Sweden Q1 2004	Retail Sweden Q4 2003	Poland & Baltic Q1 2004	Poland & Baltic Q4 2003
Net interest income	727	758	200	208	187	198	113	117	211	225	12	11
Net commissions & other income	345	356	88	87	91	99	36	35	120	124	8	8
Total income	**1,072**	**1,114**	**288**	**295**	**278**	**297**	**149**	**152**	**331**	**349**	**20**	**19**
Total expenses	-621	-619	-163	-161	-159	-151	-85	-98	-189	-188	-15	-15
Profit before loan losses	**451**	**495**	**125**	**134**	**119**	**146**	**64**	**54**	**142**	**161**	**5**	**4**
Loan losses	-16	-65	-9	-19	-2	22	-4	-60	1	-8	-1	1
Equity method	5	5	5	5								
Goodwill amortisation	-7	-7							-4	-4	-2	-2
Operating profit	**433**	**428**	**121**	**120**	**117**	**168**	**60**	**-6**	**139**	**149**	**2**	**3**
Cost/income ratio, %	58	55	56	54	57	51	57	65	57	54	76	79
Return on equity, %	26	26	25	25	31	44	21	-2	30	32	5	9
Other information, EURbn												
Lending	121.1	119.0	34.4	33.1	27.7	26.9	19.3	18.9	37.8	38.3	1.8	1.8
Deposits	69.6	70.0	15.7	15.3	22.6	22.6	10.3	10.0	19.9	21.2	1.0	0.9
Economic capital	4.8	4.7	1.4	1.4	1.1	1.1	0.8	0.8	1.4	1.3	0.1	0.1

Margins[1]

Lending margins, %	Q1 2004	Q4 2003
To corporates	1.2%	1.2%
To households	1.6%	1.6%
-household mortgages	1.0%	0.9%
Total lending	1.4%	1.4%

Deposit margins, %		
From corporates	1.0%	1.0%
From households	1.6%	1.7%
Total deposits	1.3%	1.4%

[1] Margins are excluding Poland & Baltic.

Key figures per quarter

	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Operating profit, EURm	**433**	428	395	376	345
Return on equity, %	**26**	26	24	23	22
Cost/income ratio, %	**58**	55	56	57	60
Customer base: households, million	**9.6**	9.6	9.7	9.7	9.7
corporate customers, million	**0.9**	0.9	1.0	1.0	1.0
Number of employees (full-time equivalents)	**17,882**	18,320	18,684	19,159	19,905

Corporate and Institutional Banking

- **Increased profit**
- **Strong revenue growth**
- **Positive net loan losses**

Corporate and Institutional Banking delivers a wide range of products and services to corporate and institutional customers, and has customer responsibility for large corporates, shipping, offshore and oil services companies, and financial institutions.

Market conditions

The Nordic equity markets continued the positive trend in the first quarter, with increases in all four indices. Turnover in the equity markets was significantly higher than in the fourth quarter of last year.

Stock market development

	Market volume		Market index
	Q1 2004 EUR bn	Q1 vs. Q4 %	Q1 %
Denmark	23.4	37	6
Finland	56.5	50	12
Norway	27.1	38	13
Sweden	115.6	50	8

The demand for corporate credits continued to be somewhat subdued during the quarter.

Business development

In Corporate Banking Division good income development was supported by the completion of several large transactions. A strengthened position in the large corporate client segment, particularly in Sweden, also contributed.

In Cash Management, the integrated Corporate Netbank is increasingly attracting new customers.

Corporate Finance's business flow improved during the first quarter and Nordea acted as adviser in several large transactions that were concluded in the quarter. An important reason for the improvement was the pick up in Nordic activity within mergers and acquisitions.

In the Financial Institutions Division, business activity increased significantly compared to the previous quarter. Somewhat weaker net interest income was more than offset by successful marketing of derivatives and other structured financial products.

The number of transactions in Custody Services increased by 23% compared to the fourth quarter of 2003. Assets under custody increased by 7% to EUR 426bn.
Business activity in International and Shipping Division continued to be high during the quarter following continued strength in the financial results in most shipping segments. The activities in international branches continued the positive development from last year with increased focus on Nordic-related business and material cost savings.

Markets Division continued to experience strong customer demand with high activity levels in all product areas. The Equity product area, now a part of Markets, continued the improving trend, with increased customer demand in all four Nordic markets.

Nordea participated as joint lead manager in the Danish EUR 2.1bn Euro government bond issue. During the quarter, Nordea Markets received the EuroWeek award "Best arranger of Nordic loans".

Result

Total income in the first quarter amounted to EUR 276m, up by EUR 38m from the fourth quarter. Net interest income was EUR 99m, somewhat lower than the previous quarter following reduced on-balance sheet lending. Lending margins continued to increase. Other income increased by EUR 42m to EUR 177m. The main contributor was Markets, with corporate finance, acquisition finance and custody services for financial institutions also supporting the increase.

Total expenses in the first quarter were EUR 134m, up by EUR 5m from the previous quarter. The increase was due to a higher provision for performance related salaries. Other costs continued to decrease. The number of employees continued to decline in the first quarter.

Loan losses continued to develop favourably, amounting to a positive figure of EUR 9m, as the reversals of earlier provisions for loan losses exceeded the amount of new provisions.

Operating profit was EUR 154m, up by EUR 54m from the fourth quarter, corresponding to a return on equity of 25%. The utilised capital continued to decrease and totalled EUR 1.7bn in the first quarter. The cost/income ratio was 48%.

Operating profit by main area

EURm	Total Q1 2004	Total Q4 2003	Corporate Banking Division[1,3] Q1 2004	Corporate Banking Division[1,3] Q4 2003	Financial Institutions Division[1] Q1 2004	Financial Institutions Division[1] Q4 2003	International and Shipping Division[1] Q1 2004	International and Shipping Division[1] Q4 2003	Other Q1 2004	Other Q4 2003	Markets[2,3] Q1 2004	Markets[2,3] Q4 2003
Net interest income	99	103	57	56	10	12	32	33	0	2	15	12
Other income	177	135	70	42	78	46	11	12	18	35	165	129
Total income	**276**	**238**	**127**	**98**	**88**	**58**	**43**	**45**	**18**	**37**	**180**	**141**
Total expenses	-134	-129	-39	-38	-28	-31	-10	-13	-57	-47	-75	-69
Profit before loan losses	**142**	**109**	**88**	**60**	**60**	**27**	**33**	**32**	**-39**	**-10**	**105**	**72**
Loan losses	9	-6	5	-10	0	4	4	1	0	-1	0	0
Transfer risk	0	1	0	1	0	0	0	0	0	0	0	0
Equity method	5	3	0	0	0	0	0	0	5	3	0	0
Goodwill amortisation	-2	-7	-1	-1	-1	-1	0	0	0	-5	0	0
Operating profit	**154**	**100**	**92**	**50**	**59**	**30**	**37**	**33**	**-34**	**-13**	**105**	**72**
Other information, EURbn												
Lending	19.6	20.0	11.9	11.9	1.2	1.7	6.5	6.4	0.0	0.0		
Deposits	14.9	15.2	6.4	7.4	5.9	5.7	2.5	2.1	0.0	0.0		
Economic capital	1.7	1.8	1.0	1.1	0.2	0.2	0.3	0.3	0.3	0.2	0.6	0.6

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

[3] As from Q1 2004 investment banking activities are no longer organised as a division within CIB. Equities and Corporate Finance have been separated and integrated into Markets and Corporate Banking Division respectively. Historic figures have been restated accordingly.

Key figures per quarter

	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Operating profit, EURm	**154**	100	92	131	107
Return on equity, %	**25**	15	13	19	15
Cost/income ratio, %	**48**	54	56	52	50
Number of employees (full-time equivalents)	**1,974**	2,102	2,172	2,316	2,363

Asset Management & Life

- **Robust net inflow of EUR 4.2bn in first quarter**
- **Assets under management at EUR 121.9bn – up EUR 8.6bn in first quarter**
- **Revenues and costs on par with fourth quarter**
- **Continued strong performance in Life**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and in the savings market in general.

Market conditions

After a strong fourth quarter 2003, the trend of global financial markets was more cautious and volatile in the first quarter of 2004 in light of growing concern over terrorism, unrest in the Middle East and the momentum of the global recovery.

The Morgan Stanley world index (MSCI) increased 2.8% in the first quarter, while the local Nordic equity markets increased between 6% and 13%.

Business development

Overall, assets managed by Nordea outperformed relevant market returns. Total equity return was close to 6% despite the fact that managed equity assets are mainly non-Nordic. Nordea's total return in local Nordic bond markets was approximately 3% in local currencies, but due to a weaker Swedish krona, returns were somewhat lower measured in euro.

Thanks to Nordea's wide distribution network, total net inflow reached a robust EUR 4.2bn in the first quarter. In addition asset appreciation amounted to EUR 4.4bn, and Nordea's assets under management (AuM) reached a new all-time high at EUR 121.9bn. Over the last four quarters net inflow has contributed EUR 14.7bn to AuM, while asset appreciation has generated EUR 12.4bn, together raising AuM with close to 30%. In particular, the international sales channels, including European fund distribution, have performed well. The inflow in these channels has almost exclusively been in equity products. In the first quarter equity products increased their share of managed assets slightly to a total of 36%.

Nordea is the market leader within retail funds in the Nordic region. With a EUR 2.3bn inflow, this channel accounted for more than half of the Nordea's asset inflow in the first quarter. By the end of the first quarter total AuM in the Nordic retail fund segment amounted to EUR 35.8bn.

During the first quarter, the market share in the Nordic fund market was 15.9% of net inflow, unchanged at 19.4% of AuM. Finland achieved a satisfactory market share in terms of net inflow at almost 40%. In Denmark, market share was influenced by one large administrative mandate placed in the market. Adjusting for this single mandate, Nordea's Danish and Nordic market share of net inflow was 32.4% and 24.5%, respectively. In all Nordic markets the bulk of net inflow consisted of fixed income funds, but equity funds also registered good inflows especially in the Danish and the Finnish market.

Nordea market shares in the Nordic fund market[1]

%	Nordic[2]	Denmark	Finland	Norway	Sweden
Net inflow Q1	15.9	13.7	39.8	7.3	7.2
AuM end Q1, 2004	19.4	24.4	26.4	8.4	16.6[2]

[1] Market shares are based on official statistics and thus all funds, also institutional.
[2] Swedish market share as of fourth quarter 2003.

Nordic private banking registered net inflows of EUR 0.4bn and high customer activity especially in Denmark and Finland. By the end of first quarter, AuM in Nordic private banking amounted to EUR 25.5bn.

Net inflows in 'International Wealth Management & Funds' (former 'European Private Banking') were EUR 0.8bn during the first quarter, bringing assets under management to EUR 11.9bn. Growth in this channel continued to be high, strengthened in particular by fund sales through European third party distributors.

In February, 'Nordea Investment Funds S.A.', the Luxembourg fund management company was among the first in Luxembourg to be approved as UCITS III compliant. This is a new EU standard for mutual funds. At the same time, 'Nordea Fund of Funds' SICAV was licensed as an UCITS III compliant fund. This license will enable easier cross-border marketing and distribution within EU.

The institutional client segment achieved a net inflow of EUR 0.5bn in the first quarter, stemming primarily from Nordic investors. By the end of the first quarter a total of EUR 23.9bn of assets were managed on behalf of non-affiliated institutional investors.

In Life & Pensions, total net written premiums were EUR 643m in first quarter, representing a seasonal fall compared to fourth quarter, but equal to a 7.5% increase compared to first quarter 2003. The improvement in written premiums was broadly based both in terms of products and markets. Written premiums and good investment results have lifted AuM in Life & Pensions, which by the end of first quarter stood at EUR 24.8bn.

Result

Asset management revenues were EUR 137m, and were maintained at the high level achieved in the fourth quarter, which showed a high level of transaction and up-front fees in addition to the usual seasonal increase.
During the first quarter income from management fees rose together with assets under management, and this compensated for somewhat lower up-front fees and reduced seasonal activity. At EUR 48m, total costs were flat compared to fourth quarter. Product result was unchanged at EUR 60m.

The product result for Life increased by EUR 9m compared to fourth quarter, and thereby reached EUR 53m. The improvement is mainly a result of the implemented changes in the business model, but a continued focus on costs has also contributed. The changes in the business model has gradually reduced economic capital. At the end of the first quarter, economic capital was EUR 837m. Financial buffers continued to increase in the first quarter and rose from 4.7% to 5.6% of life provisions. Over the last 12 months the financial buffers have almost doubled.

Volumes, inflow and margins

EURbn	Total Q1 2004	Total Q1 Inflow	Total Q4 2003	Denmark Q1 2004	Denmark Q4 2003	Finland Q1 2004	Finland Q4 2003	Norway Q1 2004	Norway Q4 2003	Sweden Q1 2004	Sweden Q4 2003
Customer/Market dimension											
Nordic retail funds[1]	35.8	2.3	32.4								
Nordic private banking	25.5	0.4	24.0								
International Wealth Management and funds	11.9	0.8	10.7								
Institutional clients[1]	23.9	0.5	22.3								
Life & Pensions	24.8	0.2	23.9								
Total	121.9	4.2	113.3								
Organisational dimension											
Investment Funds, volumes[2]	45.5		41.2	14.5	13.0	6.2	5.2	1.6	1.5	16.6	16.0
Investment Management, volumes[3]	77.2		73.7								
Investment Funds margins, %[4]	1.00		0.99	0.53	0.60	1.22	1.21	0.81	0.88	1.07	1.06
Investment Management margins, %[3]	0.18		0.19								

[1] EUR 0.6bn has been reclassified from Institutional clients to Retail Funds as of end of 2003.

[2] Including EUR 5.5bn and EUR 6.6bn outside the Nordic countries for the fourth and first quarter, respectively.

[3] Includes management of Nordea investment funds and Group Life & Pensions assets.

[4] For Denmark net margins are included, whereas in the other markets, gross margins (before costs of fund management) are included.

Key figures per quarter – Asset Management activities

EURm	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Revenues	**137**	137	119	111	105
Expenses	**-48**	-48	-44	-44	-47
Distribution expenses	**-29**	-29	-27	-26	-26
Product result	**60**	**60**	**48**	**41**	**31**
of which profit within Retail Banking	*27*	*25*	*22*	*19*	*15*
Cost/income ratio, %	**56**	56	60	63	70
Economic capital	**136**	133	122	119	120
Assets under management, EURbn	**122**	113	107	102	95
Number of employees (full-time equivalents)	**786**	784	804	829	838

Key figures per quarter – Life activities

EURm	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Traditional life insurance					
Premiums written, net of reinsurance	491	533	370	461	499
Normalised investment return[1]	234	244	236	247	250
Benefits paid and change in provisions	-655	-687	-532	-626	-636
Insurance operating expenses	-25	-28	-24	-28	-27
Normalised operating margin[1]	**45**	**62**	**50**	**54**	**86**
Fluctuations compared to normalised investment return	347	-114	-151	297	-14
Change in discount rate for life provisions	-98	111	126	-126	-48
Actual operating margin	294	59	25	225	24
of which allocated to policyholders	-30	-6	-13	-13	-8
of which to/from financial buffers	-218	-10	28	-165	11
Net profit from other business	3	-2	-1	4	-1
Product result before distribution expenses	**49**	**41**	**39**	**51**	**26**
Unit-linked business					
Premiums written, net of reinsurance	152	168	87	87	100
Product result before distribution expenses	**7**	**6**	**7**	**4**	**-1**
Total					
Premiums written, net of reinsurance	643	701	457	548	599
Product result before distribution expenses	**56**	**47**	**46**	**55**	**25**
Distribution expenses in Retail Banking	-3	-3	-3	-3	-3
Product result[2]	**53**	**44**	**43**	**52**	**22**
of which profit within Retail Banking	13	18	10	10	9
Bonds	15,065	14,862	15,125	15,004	14,837
Equities	3,792	3,361	2,953	2,921	2,391
Property	2,200	2,186	2,021	2,007	1,999
Unit-linked	3,721	3,497	3,275	3,147	2,890
Total investments	24,778	23,906	23,374	23,079	22,117
Investment return, %[3]	3.2	0.7	0.4	3.3	1.4
Technical provisions	23,642	22,859	22,474	22,140	21,302
of which financial buffers	1,058	878	842	869	535
Economic capital	837	967	879	879	1,075
Number of employees (full-time equivalents)	1,011	1,012	1,014	1,008	1,011

[1] In the statutory reporting investments are valued at market price. Consequently, short-term fluctuations in financial markets affect the operating profit. The normalised investment return reflects the expected long-term return on investments based on the applicable asset mix within Life & Pensions operations.

[2] Reported life result in the Group's income statement includes the costs related to commissions paid to Retail Banking. In the presented product result these commissions are not deducted since they contribute to the Group's earnings on life products.

[3] Exclusive of unit-linked business.

Group Treasury

- **Strong investment earnings**
- **Issue of subordinated bond**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Market conditions

Financial markets were in the first quarter influenced by the lack of employment growth in the USA, disappointing growth in Europe, strong growth in China and Japan and the continuing problem in Iraq. Global interest rates fell during the quarter. Following the lowering of central bank rates in Sweden and Norway, interest rates in these markets fell more than global rates. US and European equities ended almost unchanged after a positive move early in the quarter whereas Nordic equity markets showed gains of up to 13%.

Business development

Nordea's funding activities were positively affected by favourable market conditions in the form of continued strong demand for the bank's debt instruments and tight credit spreads.

On the capital side, Nordea took advantage of the historically low credit spreads in the subordinated bond markets by issuing a dated subordinated bond amounting to EUR 500m. The bond has a ten-year maturity with an issuer call after year five. With a price of Euribor plus 35 basis points it is one of the most cost-effective subordinated bond issues executed by Nordea.

The new framework for management of the Group's investment risk was implemented in the quarter. The new framework measure investment earnings against a fixed investment return target. Group Investment actively positioned themselves for the different market opportunities during the quarter.

At the end of March, the price risk involved in Group Treasury's interest rate positions, calculated as a parallel shift assuming a change in market interest rates of 100 basis points, was EUR 178m compared to EUR 98m at the end of the fourth quarter. Within its risk and exposure limits, Group Treasury benefited from increased position-taking in the quarter.

The risk related to equities, calculated as VaR, was EUR 53m compared to EUR 49m at the end of December. The VaR figure comprises all equities including listed, unlisted and private equity.

Result

Operating profit was EUR 55m in the first quarter compared to EUR 62m in the fourth quarter.

Investment earnings were EUR 62m in the quarter compared to a gain of EUR 33m in the previous quarter. Favourable positioning, especially in fixed-income markets, contributed to the strong development.

Operating profit in Group Funding totalled EUR -7m compared to EUR 29m in the fourth quarter.

Operating profit by main area

	Total		Group Investment				Group Funding	
			Fixed-income		Equity			
EURm	**Q1 2004**	Q4 2003	Q1 2004	Q4 2003	Q1 2004	Q4 2003	Q1 2004	Q4 2003
Income			48	5	18	32	1	37
Expenses			-3	-3	-1	-1	-8	-8
Profit excluding investment earnings	**-7**	29					-7	29
Investment earnings	**62**	33	45	2	17	31		
Operating profit	**55**	62						

Key figures per quarter

	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Operating profit, EURm	**55**	62	35	91	58
Cost/income ratio, %	**13**	11	20	8	12
Bonds, EURm	**15,811**	14,352	15,409	15,560	16,778
Equities, EURm	**399**	430	441	404	464
Investments, EURm	**16,210**	14,782	15,850	15,964	17,242
Number of employees (full-time equivalents)	**101**	100	98	98	100

Statutory income statement

EURm	Note	Jan-March 2004	Jan-March 2003
Interest income		1,980	2,539
Interest expenses		-1,116	-1,620
Net interest income		**864**	**919**
Dividend income		4	10
Net commission income		407	363
Net result from financial operations	3	195	85
Other operating income		17	29
Total operating income		**1,487**	**1,406**
General administrative expenses:			
Staff costs		-497	-518
Other administrative expenses		-329	-359
Depreciation, amortisation and write-down of tangible and intangible fixed assets		-78	-75
Real estate sales and write-downs, net		-	0
Total operating expenses		**-904**	**-952**
Profit before loan losses		**583**	**454**
Loan losses, net	4	-43	-102
Change in value of assets taken over for protection of claims	4	1	4
Write-downs on securities held as financial fixed assets		0	0
Profit from companies accounted for under the equity method		9	14
Operating profit, banking		**550**	**370**
Operating profit, life insurance	5	**41**	**13**
Operating profit		**591**	**383**
Pension adjustments		-7	-3
Tax on profit for the period		-165	-124
Minority interests		-1	-1
Net profit for the period		**418**	**255**
Earnings per share, EUR		0.15	0.09
Earnings per share, after full dilution, EUR		0.15	0.09

Statutory balance sheet, end of period

Assets, EURm	Note	31 March 2004	31 Dec 2003	31 March 2003
Loans and advances to credit institutions	6	21,130	29,037	33,593
Loans and advances to the public	6	147,979	145,644	147,009
Bonds and other interest-bearing securities		31,505	32,017	29,792
Shares and participations		616	648	644
Shares in associated and group undertakings		416	421	589
Assets, insurance[1]		22,622	22,880	21,311
Intangible fixed assets		2,044	2,090	2,277
Tangible assets		1,040	826	1,774
Other assets, banking[1]		30,240	28,627	24,949
Total assets		**257,592**	**262,190**	**261,938**
[1] Of which certain investments, for which customers and policyholders bear the whole risk.		6,808	6,673	5,600

Liabilities, provisions and shareholders' equity, EURm	31 March 2004	31 Dec 2003	31 March 2003
Deposits by credit institutions	25,377	28,753	33,137
Deposits and borrowings from the public	92,149	95,556	94,600
Debt securities in issue etc	65,554	64,380	66,115
Liabilities, insurance	22,559	21,824	20,358
Provisions and other liabilities, banking	35,005	34,377	29,674
Subordinated liabilities	5,680	5,115	5,898
Minority interests	6	8	11
Shareholders' equity	11,262	12,177	12,145
Total liabilities, provisions and shareholders' equity	**257,592**	**262,190**	**261,938**
Assets pledged for own liabilities	27,733	32,378	37,445
Other assets pledged	272	5,782	72
Contingent liabilities	13,612	13,612	14,643
Commitments	1,452,333	1,392,415	1,381,991

Movements in shareholders' equity

EURm	Jan - March 2004			Jan - March 2003		
	Restricted equity	Unrestricted equity	Total equity	Restricted equity	Unrestricted equity	Total equity
Balance at beginning of period	6,055	6,122	12,177	6,056	5,841	11,897
Change in accounting policy (RR 29)		-183	-183			-
Balance at beginning of period, restated	6,055	5,939	11,994	6,056	5,841	11,897
Dividend[1]		-696	-696			-
Own shares[2, 3]		-361	-361		4	4
Transfers between restricted and unrestriced reserves			-	11	-11	-
Currency translation adjustment	-66	-27	-93	-19	8	-11
Net profit for the period		418	418		255	255
Balance at end of period	**5,989**	**5,273**	**11,262**	**6,048**	**6,097**	**12,145**

[1] Dividend to be paid to shareholders EUR 696m (2003: EUR 673m), decided at the Annual General Meeting on 31 March 2004. The dividend paid in 2003 was decided at the Annual General Meeting on 24 April 2003 and is therefore not excluded from the equity at 31 March 2003.

[2] Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at 31 March 2004 was 3.6 million. (31 Dec 2003: 2.2 million, 31 March 2003: 1.7 million).

[3] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was as at 31 March 2004 145.0 million (31 Dec 2003: 81.6 million, 31 March 2003: 57.0 million). The average number of own shares Jan-March 2004 was 102.2 million (Jan-March 2003: 59.2 million).

Cash flow statement

EURm	Jan-March 2004	Jan-March 2003
Operating activities		
Operating profit	584	383
Pension adjustments	0	-3
Adjustments for items not included in cash flow	860	338
Income taxes paid	-135	-124
Cash flow from operating activities before changes in operating assets and liabilities	1,309	594
Changes in operating assets and liabilities		
Change in bonds and other interest-bearing securities	320	-1,620
Change in loans and advances to credit institutions	4,316	-11,218
Change in loans and advances to the public	-2,709	-1,405
Change in shares and participations	20	-153
Change in assets, insurance	258	218
Change in derivatives, net	-1,390	-697
Change in other assets, excluding derivatives	-440	-1,712
Change in deposits by credit institutions	-3,376	7,144
Change in deposits and borrowings from the public	-3,406	423
Change in debt securities in issue etc	1,174	4,257
Change in liabilities, insurance	735	140
Change in other liabilities, excluding derivatives	965	1,504
Cash flow from operating activities	-2,224	-2,525
Investing activities		
Acquisition of shares in group undertakings	-	-6
Acquisition of tangible assets	-31	-
Sale of tangible assets	96	100
Aquisition of intangible fixed assets	-6	-
Sale of intangible fixed assets	0	74
Purchase/sale of other financial fixed assets	7	-40
Cash flow from investing activities	66	128
Financing activities		
Issued/amortised subordinated liabilities	565	-230
Repurchase of own shares incl change in trading portfolio	-361	4
Cash flow from financing activities	204	-226
Cash flow for the period	**-1,954**	**-2,623**
Cash and cash equivalents at beginning of period	**7,629**	**8,484**
Exchange rate difference	-25	-3
Cash and cash equivalents at end of period	**5,650**	**5,858**
Change	**-1,954**	**-2,623**

Liquid assets	Jan-March	Jan-March
The following items are included in liquid assets (EURm):	2004	2003
Cash and balances at central banks	3,360	3,155
Loans and advances to credit institutions, payable on demand	2,290	2,703

Cash comprises legal tender and bank notes in foreign currencies. Balances at central banks consist of deposits in accounts at central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and advances to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

The accounts are prepared in accordance with the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies (ÅRKL), the regulations of the Swedish Financial Supervisory Authority (FFFS), the recommendations of the Swedish Financial Accounting Standards Council (RR) and the interpretations by the RR's Standing Interpretations Committee.

The application of FFFS in certain cases takes precedence over the recommendations and interpretations of the Swedish Financial Accounting Standards Council. RR 27 Financial Instruments: Disclosure and Presentation, is not applicable to credit institutions. Other departures have not had any significant effect on the financial statements. In accordance with FFFS the consolidation is prepared line-by-line in respect of the banking subgroups and in a more simplified manner in respect of the insurance subgroup.

In preparing the interim report FFFS 2002:22 has been applied. On 1 January 2004 FFFS 2003:11 came into force. The full application of this regulation is however optional, and is mandatory only for those institutes which are applying the new rules of recognition and measurement of financial instruments found in ÅRKL. Nordea has chosen to await the endorsement of IAS 32 and 39 by IASB, before applying the new rules.

The Swedish Financial Accounting Standards Council's recommendation RR 29 Employee Benefits also came into force on 1 January 2004. The implementation of RR 29 has lead to changes in the way pension obligations and pension costs are calculated. Calculations in accordance with RR 29 differ substantially from those applied earlier based on national GAAP. The change of accounting principle has created a transitional value, amounting to EUR 183m after deferred tax, which has been recognised as a one-off reduction of the Group's equity.

In all other material respects the accounting policies and the basis for calculations are unchanged in comparison to the 2003 Annual Report.

Exchange rates

	Jan-March 2004	Jan-Dec 2003	Jan-March 2003
EUR 1 = SEK			
Income statement (average)	9.1964	9.1453	9.1937
Balance sheet (at end of period)	9.2613	9.0800	9.2608
EUR 1 = DKK			
Income statement (average)	7.4491	7.4303	7.4309
Balance sheet (at end of period)	7.4439	7.4450	7.4264
EUR 1 = NOK			
Income statement (average)	8.6241	7.9914	7.5882
Balance sheet (at end of period)	8.4296	8.4141	7.8995
EUR 1 = PLN			
Income statement (average)	4.7952	4.4202	4.1899
Balance sheet (at end of period)	4.7462	4.7019	4.4200

Note 2 Reconciliation of operational income statement with statutory income statement

		Reclassifications					
EURm	Statutory income statement Jan-March 2004	Trading income	Investment earnings, banking	Life insurance	Goodwill amorti-sation	Pension adjustments	Operational income statement Jan-March 2004
Net interest income	864	-27	9				846
Other income	623	27	-75				575
Total income	1,487	0	-66				1,421
Total expenses	-904		4		34	-7	-873
Loan losses (incl change in value of property taken over)	-42						-42
Profit from companies accounted for under the equity method	9						9
Investment earnings, banking			62				62
Operating profit, life insurance	41			6			47
Goodwill amortisation				-6	-34		-40
Operating profit	591	0	0	0	0	-7	584
Pension adjustments	-7					7	0
Tax on profit for the period	-165						-165
Minority interests	-1						-1
Net profit	418	0	0	0	0	0	418

Trading income

Net interest income from trading transactions in Markets is reported as other income (Trading income) in the operational income statement.

Investment earnings, banking

Net interest income, gains/losses on investment portfolios (fixed income and equity holdings), dividends received on these portfolios as well as total expenses related to investment activities are all reported in one line on net basis in the operational income statement.

Life Insurance

Goodwill amortisation related to Life activities is included in one line consolidation of Life Insurance in statutory reporting, but included in the separate line item "Goodwill amortisation and write-downs" in the operational income statement.

Goodwill amortisation

Goodwill amortisation (excluding Life activities) is included in total expenses in statutory reporting, but reported on separate line in the operational income statement.

Pension adjustments

Pension adjustments accounted for according to Swedish regulations in statutory income statement is included in total expenses (staff costs) in the operational income statement.

Note 3 Net result from financial operations, EURm	Jan-March 2004	Jan-March 2003
Realised gains/losses		
Shares/participations and other share-related instruments	70	9
Interest-bearing securities and other interest-related instruments	-48	94
Other financial instruments	-14	4
Total realised gains/losses	8	107
Unrealised gains/losses		
Shares/participations and other share-related instruments	-23	-11
Interest-bearing securities and other interest-related instruments	213	-6
Other financial instruments	12	2
Total unrealised gains/losses	202	-15
Foreign exchange gains/losses	-15	-7
Total	**195**	**85**

Note 4 Loan losses, net, EURm	Jan-March 2004	Jan-March 2003
Write-downs and provisions for loans and advances to the public	128	239
Reversal and recoveries for loans and advances to the public	-85	-137
Total	**43**	**102**
Specifications		
Specific provisions for individually assessed loans		
Realised loan losses during the period	70	163
Reversed amount of previous provisions made for realised losses during the period	-54	-130
This period's provisions for probable loan losses	86	202
Recoveries of previous periods´ realised loan losses	-16	-37
Reversal of provisions for probable loan loss no longer required	-55	-87
This period's costs for individually assessed loans, net	31	111
Aggregate provisions for individually assessed loans		
Allocation to reserve	16	-
Withdrawal from reserve	-	-4
This period´s change of aggregate provisions for individually assessed loans	16	-4
Assessment of homogenous clusters of loans with low value and similar credit risk		
Realised loan losses during the period	3	-
Recoveries on previous periods´ realised loan losses	-5	-
Allocation to reserve	0	0
Withdrawal from reserve	-1	-2
This period's net costs for clusters of loans with homogenous credit risk	-3	-2
Transfer risks		
Allocation to reserve for transfer risks	7	4
Withdrawal from reserve for transfer risks	-8	-5
This period´s change for transfer risks	-1	-1
Contingent liabilities		
This period's net cost for redemption of guarantees and other contingent liabilities	0	-2
This period's loan losses, net (statutory income statement)	**43**	**102**
Change in value of assets taken over for protection of claims	-1	-4
This period's loan losses, net (operational income statement)	**42**	**98**

Note 5 Operating profit, life insurance, EURm	Jan-March 2004	Jan-March 2003
Life insurance and pensions		
Premiums written, net of reinsurance	612	565
Investment, income	347	125
Unrealised investments gains	388	31
Claims incurred and benefits paid	-424	-326
Change in life insurance provisions	-598	-305
Change in collective bonus potential	-178	18
Operating expenses	-35	-37
Investment, expenses	-8	-32
Unrealised investments losses	0	0
Yield tax	-55	-18
Transferred return on investments	-16	-9
Technical result	**33**	**12**
Net profit from health and personal accident insurance	-2	-2
Transferred return on investments	16	9
Operating profit before group adjustments	**47**	**19**
Group adjustments (goodwill amortisation)	-6	-6
Operating profit, life insurance	**41**	**13**

Note 6 Loans and their impairment

EURm	31 March 2004	31 Dec 2003	31 March 2003
Loans and advances to credit institutions	21,130	29,037	33,593
Loans and advances to the public	147,979	145,644	147,009
Total	**169,109**	**174,681**	**180,602**

Loan portfolio by categories of borrowers

31 March 2004, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**21,130**	**80,229**	**66,638**	**3,041**	**171,038**
- of which impaired loans[1]	-	2,090	524	1	2,615
Reserves, of which	-	**-1,584**	**-344**	**-1**	**-1,929**
- specific reserves for individually assessed loans	-	-1,164	-284	-1	-1,449
- aggregate reserves for individually assessed loans	-	-420	-	-	-420
- assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-60	-	-60
Loans at amortised cost after reserves (book value)	**21,130**	**78,645**	**66,294**	**3,040**	**169,109**
- *of which impaired loans*[1]	-	*506*	*180*	*0*	*686*

31 December 2003, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**29,037**	**79,457**	**65,091**	**3,032**	**176,617**
- of which impaired loans[1]	-	2,090	558	1	2,649
Reserves, of which	-	**-1,582**	**-353**	**-1**	**-1,936**
- specific reserves for individually assessed loans	-	-1,176	-291	-1	-1,468
- aggregate reserves for individually assessed loans	-	-406	-	-	-406
- assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-62	-	-62
Loans at amortised cost after reserves (book value)	**29,037**	**77,875**	**64,738**	**3,031**	**174,681**
- of which impaired loans[1]	-	508	205	0	713

[1] Impaired loans can be non-performing as well as performing loans.

Note 6, continued

31 March 2003, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans at amortised cost before reserves	**33,593**	**86,860**	**58,868**	**3,368**	**182,689**
- of which impaired loans[1]	-	2,378	505	9	2,892
Reserves, of which	-	**-1,789**	**-293**	**-5**	**-2,087**
- specific reserves for individually assessed loans	-	-1,395	-229	-5	-1,629
- aggregate reserves for individually assessed loans	-	-394	-	-	-394
- assessment of homogenous clusters of loans with low value and similar credit risk	-	-	-64	-	-64
Loans at amortised cost after reserves (book value)	**33,593**	**85,071**	**58,575**	**3,363**	**180,602**
- of which impaired loans[1]	-	589	212	4	805

[1] Impaired loans can be non-performing as well as performing loans.

	31 March 2004	31 Dec 2003	31 March 2003
Reserves/impaired loans, gross, %	74	73	72
Impaired loans[1], gross/loans and advances to the public, %	1.7	1.8	1.9

[1] Impaired loans can be non-performing as well as performing loans.

Assets taken over for protection of claims, EURm	31 March 2004	31 Dec 2003	31 March 2003
Current assets			
Land and buildings	2	1	3
Tenant-occupied rights	-	-	-
Shares and other participations	1	1	58
Other assets	0	1	1
Total	**3**	**3**	**62**

Note 7 Capital adequacy	31 March 2004	31 Dec 2003	31 March 2003
Tier 1 capital, EURm	9,002	9,754	9,771
Capital base, EURm	12,351	12,529	13,289
Risk-weighted assets, EURbn	135	134	137
Tier 1 capital ratio, %	6.7	7.3	7.2
Total capital ratio, %	9.1	9.3	9.7

Note 8 Derivatives, EURm

	Postive values		Negative values	
31 March 2004	Fair value	Book value	Fair value	Book value
Interest rate derivatives	14,649	14,222	14,125	13,738
Equity derivatives	318	243	329	254
Foreign exchange derivatives	4,606	4,555	4,695	4,613
Other derivatives	64	63	82	81
Total	**19,637**	**19,083**	**19,231**	**18,686**

- A conference call with management will be arranged on 28 April 2004 at 17.30, CET. (Please dial +44 (0) 207 769 6432, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- *This interim report is available on the Internet (www.nordea.com).*
- A slide presentation is available on the Internet.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Sigurd Carlsen, Head of Investor Relations	+46 8 614 7852	(or +46 70 204 9878)
Erik Evrén, Chief Communication Officer, Sweden	+46 8 614 8611	(or +46 70 946 5389)

Financial calendar:

The interim report second quarter 2004 will be published on 18 August.
The interim report third quarter 2004 will be published on 27 October.

This interim report has not been subject to review by auditors.

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

Wednesday 28 April 2004

Lars G Nordström
President and Group CEO

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 516406-0120

www.nordea.com

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 18 February 2004

Year-end Report 2003

Solid improvements in 2003

- **Net profit up 68% to EUR 1,490m (EUR 887m in 2002)**
- **Operating profit up 17% to EUR 1,812m (EUR 1,547m)**
- **Total income largely unchanged at EUR 5,639m (EUR 5,670m)**
- **Total costs down 2%**
- **Earnings per share EUR 0.51 (EUR 0.30)**
- **Return on equity (excluding goodwill) 16.7% (11.3%)**
- **Proposed dividend EUR 0.25 per share, an increase by 9%**

Underlying positive trend confirmed in Q4

- **Operating profit EUR 383m (EUR 470m in Q3)**
- **Total income at EUR 1,399m (EUR 1,403m); net interest and commission income up**
- **Costs largely unchanged on a comparable basis taking reservation for profit sharing and start-up costs related to the joint venture with IBM into account**
- **Loan losses down to EUR 84m (EUR 89m)**
- **Net profit EUR 202m (EUR 628m) reflecting write-down related to the real estate divestment process, and a deferred tax income in Q3**

Delivering on promises

- **Short-term top priorities have been addressed**
  - **Volatility has been reduced and income maintained at a stable level**
  - **Costs are kept well within the flat cost target – costs in 2004 expected to be unchanged compared to 2003**
  - **Capital efficiency has improved**
  - **Credit losses decreased slightly throughout the year – Credit portfolio in general in healthy shape**
  - **Special attention on income development going forward**

"We have delivered on our promises. In November 2002 a number of short-term top priorities were identified and we started to improve our performance. When comparing Nordea today with Nordea a year ago, I see a bank that has undergone significant changes. Today we are more focused, changes are made at a more rapid speed and the concept of continuous improvement is internalised throughout the organisation. Having strengthened our platform our main focus going forward will be on continued strict cost and risk management and an increased attention on our income development", says Lars G Nordström, President and Group CEO of Nordea.

Operational income statement

EURm	2003	2002	Change %	Q4 2003	Q3 2003	Change %
Net interest income	3,366	3,451	-2	850	838	1
Net commission income	1,486	1,535	-3	388	379	2
Trading income	567	530	7	125	130	-4
Other income	220	154	43	36	56	-36
Total income	5,639	5,670	-1	1,399	1,403	0
Personnel expenses	-2,101	-2,086	1	-511	-531	-4
Profit sharing	-46	-		-46	-	
Other expenses	-1,526	-1,659	-8	-416	-350	19
Total expenses	-3,673	-3,745	-2	-973	-881	10
Profit before loan losses	1,966	1,925	2	426	522	-18
Loan losses, net	-363	-261	39	-84	-89	-6
Equity method	57	52	10	14	10	40
Profit before investment earnings and insurance	1,660	1,716	-3	356	443	-20
Investment earnings, banking	170	122	39	33	27	22
Operating profit, life insurance	149	2		40	40	
Operating profit, general insurance	-	-122		-	-	
Goodwill amortisation and write-downs	-167	-171	-2	-46	-40	15
Operating profit	1,812	1,547	17	383	470	-19
Real estate write-downs	-115	-		-115	-	
Allocation to pension foundation	-	-255		-	-	
Taxes	-205	-405		-66	159	
Minority interests	-2	0		0	-1	
Net profit	1,490	887	68	202	628	-68

Ratios and key figures

	2003	2002	Q4 2003	Q3 2003
Earnings per share, EUR	0.51	0.30	0.07	0.21
Share price, EUR, end of period	5.95	4.20	5.95	4.92
Shareholders' equity per share[1], EUR	4.28	4.06	4.28	4.28
Shares outstanding[1], million	2,846	2,928	2,846	2,928
Return on equity excluding goodwill[2], %	16.7	11.3	9.7	26.6
Return on equity, %	12.3	7.5	6.6	20.6
Lending, EURbn	146	146	146	149
Deposits and borrowings from the public, EURbn	96	94	96	93
Shareholders' equity[1], EURbn	12	12	12	13
Total assets, EURbn	262	250	262	261
Assets under management, EURbn	113	96	113	107
Cost/income ratio, banking[3], %	63	64	67	61
Cost/income ratio, excluding investment earnings, %	64	65	69	62
Tier 1 capital ratio, %	7.3	7.1	7.3	7.5
Total capital ratio, %	9.3	9.9	9.3	9.8
Risk-weighted assets, EURbn	134	135	134	135

[1]End of period. Total shares registered was 2,928 (2,985) million. Number of own holdings of shares in Nordea AB (publ) was 82 (57) million. Average number of own shares was 50 (30) million. Average number of shares Jan-Dec 2003 was 2,921 million (Jan-Dec 2002 2,955 million). Dilution is not applicable.

[2]Net profit before minority interests and goodwill amortisation/write-down as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

[3]Total expenses divided by total income, equity method and investment earnings, banking.

Quarterly development

EURm	Note	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income		**850**	838	843	835	885
Net commission income	1	**388**	379	366	353	388
Trading income		**125**	130	155	157	130
Other income		**36**	56	99	29	54
Total income		**1,399**	**1,403**	**1,463**	**1,374**	**1,457**
Personnel expenses		**-511**	-531	-539	-520	-545
Profit sharing		**-46**	-	-	-	-
Other expenses		**-416**	-350	-363	-397	-448
Total expenses	2	**-973**	**-881**	**-902**	**-917**	**-993**
Profit before loan losses		**426**	**522**	**561**	**457**	**464**
Loan losses, net		**-84**	-89	-92	-98	-76
Equity method		**14**	10	19	14	16
Profit before investment earnings and insurance		**356**	**443**	**488**	**373**	**404**
Investment earnings, banking		**33**	27	81	29	41
Operating profit, life insurance		**40**	40	50	19	44
Operating profit, general insurance		-	-	-	-	-
Goodwill amortisation and write-downs		**-46**	-40	-40	-41	-43
Operating profit		**383**	**470**	**579**	**380**	**446**
Real estate write-downs		**-115**	-	-	-	-
Allocation to pension foundation		-	-	-	-	17
Taxes		**-66**	159	-174	-124	-140
Minority interests		**0**	-1	0	-1	0
Net profit		**202**	**628**	**405**	**255**	**323**
EPS		**0.07**	0.21	0.14	0.09	0.10
EPS, rolling 12 months up to period end		**0.51**	0.55	0.40	0.30	0.30

Note 1 Net commission income, EURm

	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Brokerage	**35**	28	20	24	35
Asset management/investment funds	**129**	120	114	104	108
Issue of securities	**5**	2	6	5	7
Lending	**88**	88	87	88	95
Deposits and payments	**200**	194	191	179	195
Foreign exchange	**13**	10	9	7	15
Other	**29**	35	25	32	39
Commission expenses	**-94**	-84	-80	-76	-88
Commission income	**405**	**393**	**372**	**363**	**406**
Of which investment activities	**-17**	-14	-6	-10	-18
Net commission income	**388**	**379**	**366**	**353**	**388**

Note 2 Expenses, EURm

	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Personnel[1]	**512**	532	541	521	547
Profit sharing	**46**	-	-	-	-
Information technology[2]	**136**	88	85	99	136
Marketing	**27**	14	23	18	34
Postage, telephone and office expenses	**56**	53	49	58	62
Rents, premises and real estate expenses	**87**	74	81	82	89
Other	**112**	123	128	142	130
Expenses	**976**	**884**	**907**	**920**	**998**
Of which investment activities[3]	**-3**	-3	-5	-3	-5
Expenses	**973**	**881**	**902**	**917**	**993**

[1]Variable salaries were EUR 28m in Q4 2003 (Q3 2003: EUR 22m).

[2]Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q4 2003, including personnel etc, but excluding IT expenses in insurance operations, were EUR 208m (Q3 2003: EUR 166m).

[3]Including personnel expenses (Q4 2003: EUR 1m).

The Group

Result summary 2003

In 2003, Nordea's financial performance improved and tangible results were delivered on the four short-term top priorities identified in the autumn of 2002. Earnings volatility was reduced and income was maintained at a stable level despite all-time low post-war short-term interest rates. A culture of strict cost management has grown in the organisation and costs in 2003 was well within the stated target of unchanged costs compared to 2002. Capital efficiency was strengthened and loan losses occurred mainly in one single industry. The credit portfolio is considered to have a good overall quality.

Operating profit was up by 17% in 2003 compared to 2002 reflecting stable income, reduced total expenses, increased loan losses, a sharply improved operating profit from insurance activities as well as stronger investment earnings, banking.

Earnings per share were EUR 0.51 compared to EUR 0.30 in 2002 and return on equity (excluding goodwill) was 16.7% compared to 11.3% in 2002. Adjusted for the positive tax contribution in the third quarter, using standard tax rate, and the negative impact of real estate write-downs at year-end, earnings per share were EUR 0.43 and return on equity 14.5% (excluding goodwill).

Income

Strong sales efforts contributed to increased business volumes and maintained income level despite difficult markets in 2003. Total income was EUR 5,639m, 1% lower than in 2002. Adjusted for currency fluctuations, total income increased marginally.

Net interest income was EUR 3,366m in 2003, down by 2% compared to 2002. Total lending was unchanged at EUR 145bn. The underlying volume growth was 2% when adjusting for currency fluctuations. Lending to personal customers increased by 12% reflecting strong demand for mortgages. On-balance sheet lending to corporate customers decreased, but margins improved. Deposits were EUR 96bn, an increase of 1% compared to the end of 2002.

Falling interest rates had a negative impact especially on deposit margins in the retail sector throughout the year. Active management of the interest rate exposure did, however, reduce the negative effect on net interest income in the second half of the year, by EUR 10m – 15m per quarter. The effect is expected to be reduced from and including the second quarter.

Net commission income was down slightly at EUR 1,486m compared to EUR 1,535m in 2002. Brokerage was down by EUR 67m as a result of reduced stock market turnover, particularly in Finland, and restructuring of the brokerage business leading to reduced revenues, but improved profitability. The reduction was partly compensated for by improved commissions from asset management, which grew by EUR 17m to EUR 467m as a result of strong net sales and gradually improving equity markets during the year. Commissions from payments also continued to grow, increasing by EUR 40m to EUR 764m. Household payment transactions increased by 10% in 2003 reflecting a strong growth in the number of card and internet transactions, as well as a reduced number of manual transactions.

Trading income increased from EUR 530m in 2002 to EUR 567m in 2003, reflecting the further strengthening of Nordea's position as a leading provider of derivatives and debt-capital market services.

Other income increased by EUR 66m to EUR 220m. In 2003, Nordea undertook a number of divestments in line with its strategy to focus on core business. This resulted in several non-recurring gains, which increased other income.

Expenses

Expenses were EUR 3,673m, a decrease by EUR 72m, or 2% in 2003. Total costs were well within the target of flat costs compared to 2002, even when including EUR 46m reservation for profit-sharing schemes. The process of reducing complexity, including centralisation and consolidation of back-office processes, and rationalisation on a cross-Nordic basis has contributed to the decrease.

Underlying expenses decreased by approx. 6%. Total costs in 2003 included acquired business in Poland and reservation for profit-sharing, which were not included in 2002, as well as higher restructuring costs and higher variable salaries than in 2002. The effect of currency fluctuations has also been taken into account when determining the underlying cost development.

Personnel expenses were EUR 2,101m in 2003, an increase by 1%. Underlying personnel expenses decreased by 2% when adjusting for acquired business in Poland, increased variable salaries and restructuring costs.

The number of employees was reduced by 3,510 to 30,761 of which approx. 900 as a result of the joint venture with IBM and approx. 500 as a result of the sale of the Finnish real estate brokerage business.

Reservation for profit-sharing amounted to EUR 46m. In 2002, no cost under Nordea's profit-sharing schemes arose.

Other expenses were EUR 1,526m, a decrease by 8% compared to 2002, reflecting a generally strengthened cost

management culture in the Group. IT development costs were reduced by approx. 20%.

The cost/income ratio was 63% (64%). Excluding reservations for profit-sharing, the cost/income ratio was 62%.

Loan losses
The Group's continuous concentration on Nordic customers has helped to maintain the credit quality at a satisfactory level and the overall quality of the portfolio is good. Loan losses were EUR 102m higher than last year, primarily reflecting the weakness in parts of the Norwegian Retail Banking portfolio. Loan losses corresponded to 0.25% of total loans and guarantees.

Investment earnings, banking
Investment earnings increased by EUR 48m to EUR 170m in 2003 following gains on the fixed income portfolio in the first half of the year and on the equity portfolios in the second half of 2003.

Life insurance
Profit from Life insurance improved to EUR 149m from EUR 2m in 2002 mainly reflecting the gradual implementation of the changed business model in Life. This model has been a key element in reducing the overall volatility in Nordea's earnings in 2003.

General insurance
In 2002, a loss of EUR 122m was generated in the general insurance activities that were sold in that year.

Real estate write-downs
Nordea has previously been one of the largest real estate owners in the Nordic region. In accordance with the strategy to focus on core business and increase capital efficiency it was decided to reduce the Group's real estate exposure and initiate a real estate disposal programme. This has resulted in the divestment of Nordea's residential property and owner-occupied properties in Denmark, the sale of the shares in Nordisk Renting and Citycon, and the agreement in December last year whereby Nordea sold 97 properties in Finland, Norway and Sweden comprising primarily larger regional offices and traditional branch offices.

A write-down of EUR 115m related to this ongoing process materialised in the year-end accounts. The net financial effect of recent and ongoing real estate disposals is expected to be a gain of approx. EUR 200m as a result of the write-down of EUR 115m and an expected gain of approx. EUR 300m in 2004.

Net profit
Net profit increased by 68% to EUR 1,490m reflecting the improvement in operating profit, the positive tax contribution in the third quarter, last year's allocation to pension foundations as well as the impact of the real estate write-downs in the fourth quarter 2003.

Result summary fourth quarter
Operating profit in the fourth quarter was EUR 383m compared to EUR 470m in the previous quarter, a decrease by 19%. Underlying income and costs showed a stable development and the reduced result reflects previously non-accrued expenses related to profit sharing and start-up costs in connection with the joint venture with IBM.

Net profit was EUR 202m in the fourth quarter corresponding to EUR 0.07 per share and a return on equity of 9.4% (excluding goodwill).

Adjusted for the negative impact of real estate write-downs at year-end, earnings per share were EUR 0.10 and return on equity 13.4% (excluding goodwill).

Income
Net interest income was up by 1 % compared to the previous quarter.

Total lending fell by EUR 3bn to EUR 146bn reflecting the strategy to limit on-balance lending in the corporate sector as well as exchange rate effects. The demand for household mortgages was maintained at a high level, and lending to personal customers increased by EUR 1bn. Deposit volumes increased, especially from the corporate sector.

Short-term interest rates were stable except for Norway where interest rates were down by an additional 50 basis points. Lending and deposit margins to personal customers were stable overall. Continued active management of the Group's interest rate exposure mitigated the effect of low market rates. In the large corporate sector lending margins improved whereas deposit margins were largely unchanged.

Net commission income was EUR 388m compared to EUR 379m in the third quarter. Asset management related commissions increased to EUR129m supported by a changed asset mix as well as strong net inflows and increasing asset values. Deposit and payments commissions of EUR 200m were maintained at the high level seen in the third quarter.

Trading income was largely unchanged at EUR 125m compared to EUR 130m in the third quarter, reflecting maintained activity level in customer trading in Markets.

Other income was EUR 36m compared to EUR 56m in the third quarter. The fourth quarter figure includes a small non-recurring gain. Apart from this, other income primarily consists of property-related income. In the third quarter, other income included unrealised gains from OMHEX

shares as well as the sale of the Norwegian debt collecting company Inkassosentralen.

Expenses
Total expenses were EUR 973m, an increase by EUR 92m compared to the third quarter, including a reservation for profit sharing of EUR 46m and start-up costs relating to the IBM joint venture of EUR 30m. Variable salaries and restructuring costs increased somewhat whereas seasonally higher activity had only a marginal impact on costs. Hence, the strict cost management trend was confirmed also in the fourth quarter.

Personnel expenses decreased by EUR 20m. The transfer of approx. 900 full-time equivalents to the IBM joint venture reduced personnel expenses by EUR 12m.

Other expenses were EUR 416m, an increase by EUR 66m. This includes expenses related to outsourced staff and the start-up costs in the IBM joint venture.

Loan losses
Loan losses amounted to EUR 84m, corresponding to 0.23% of total loans and guarantees, annualised. The majority of loan losses is concentrated to provisions on the Norwegian Retail Banking portfolio and a large part relates to fish farming.

Investment earnings, banking
Investment earnings, banking, increased by EUR 6m to EUR 33m. Equity portfolios performed well.
Fixed income portfolios also contributed positively this quarter, despite increased medium- and long-term interest rates.

Life insurance
Profit from Life was EUR 40m, unchanged compared to the third quarter. The profit reflects the gradual implementation of the changed business model for Nordea's life operations. Investment return improved somewhat and financial buffers were increased.

Equity method
Profit from companies accounted for under the equity method amounted to EUR 14m compared to EUR 10m in the previous quarter.

Net profit
Net profit amounted to EUR 202m (EUR 628m). The write-down of EUR 115m related to further divestment of properties materialised in the fourth quarter and reduced pre-tax profit. Taxes amounted to EUR 66m, reflecting the full-year effect of non-taxable gains, and losses.

Reduced volatility – successfully addressed
In 2003, Nordea has gradually reduced its risk exposure.

A changed business model in the Life insurance area was implemented. The new life products are based on guarantees that apply to the principal capital of a policy, as opposed to old products which in addition offered guaranteed returns. These new products represent a reduced risk to the life company. A fee-based profit sharing model with policy holders furthermore reduces Nordea's dependence on investment returns.

A further reason for the reduced earnings volatility in 2003 was the change of investment policy and portfolio management in Nordea's pension foundations.

Cost level – target achieved, ambition raised
Total expenses in 2003 were EUR 3,673m, well within the target of flat costs for 2003 compared to 2002 even when including the reservation for profit-sharing of EUR 46m.

During the last 12 months Nordea has increased the focus on rationalisation and general cost management, including restructuring of several business activities. In addition integration projects aimed at reducing complexity such as centralisation of back-office and Group functions, as well as outsourcing, have been prioritised to realise further cost savings. Total costs in 2004 are expected to be unchanged compared to reported costs in 2003, when excluding costs related to profit-sharing schemes in both years.

Credit portfolio – good quality at stable level
At the end of the fourth quarter, impaired loans, net, amounted to EUR 713m representing 0.49% of total lending, compared to EUR 844m or 0.57% of total lending in the third quarter. The decrease is explained by final write-offs as well as a certain improvement of the lending portfolio.

In 2003, strong growth in mortgage lending meant that the composition of the lending portfolio changed with respect to exposure to customer groups. The share of corporate lending decreased from 58% to 53% of the portfolio while lending to personal customers increased from 40% to 45% of total lending. Loans to the public sector represented 2%.

Within the personal customer sector, mortgage loans account for 76%. There was no major change in the composition of the corporate loan portfolio in 2003. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 21.2bn, representing 15% of the total portfolio.

Exposure to the fish-farming industry amounted to EUR 0.9bn, representing 0.6% of the bank's loan book. In the fourth quarter salmon prices have been relatively stable. The current price level is not sufficient for most producers to achieve an acceptable level of profitability, and there is still reason for caution regarding the industry going

forward. A weaker Norwegian currency was not sufficient to compensate for depressed salmon prices during 2003.

Capital position – strong

Shareholders' equity amounted to EUR 12bn at the end of the year and the Tier 1 capital ratio was 7.3%. The total capital ratio was 9.3%.

Nordea's capital efficiency was improved in 2003 through divestments of real estate and other non-core assets, growth of off-balance sheet business and implementation of the economic capital and economic profit framework. This development enabled further share buy-backs.

Following the authorisation from the Annual General Meeting on 24 April 2003, the Board of Directors of Nordea on 29 October 2003 decided to repurchase a maximum of 145 million of its own shares (equivalent to approx. 5% of the total number of shares). By the end of 2003 Nordea had repurchased 81,608,500 of its own shares, or 2.8% of the total number of shares. The average price per share repurchased was SEK 50.40.

Nordea has a strong capital position, even including the entry into force of the IAS 19/RR29, which has entailed changes in how certain pension obligations are calculated and reported from 1 January 2004. The impact on the Group's net result going forward will be more or less unchanged compared to the current situation. A reduction of shareholders' equity of EUR 183m was effective as of 1 January, reducing the Tier 1 and total capital ratio by approx. 0.15% points.

The Basel II Capital Accord is planned to be implemented during 2006. The new Accord is expected to increase the Group's flexibility to manage its regulatory capital in a more efficient way. The total effect on Nordea's required regulatory capital is expected to be positive.

Further IAS implementation

Nordea's financial reporting going forward will be affected by the gradual introduction of International Financial Reporting Standards (IFRS) to be implemented from 2005.

Legal structure

The earlier announced change of the legal structure of Nordea is progressing. The parent company, Nordea AB (publ), has been granted a bank charter and changed its name to Nordea Bank AB (publ) as of 30 January 2004. The next step is that Nordea Bank Sweden will be merged into Nordea Bank AB which is part of a process aimed at creating a European company. The merger is scheduled to take place on 1 March 2004.

Real estate holdings

Nordea has previously been one of the largest real estate owners in the Nordic region. In accordance with the strategy to focus on core business and increase capital efficiency it was decided to reduce the Group's real estate exposure and initiate a real estate disposal programme.

The process is continuing and the properties sold in the beginning of 2004 primarily consist of a number of single office buildings in Finland, including buildings in Espoo containing part of Nordea's IT centre, the former Finnish head office building in central Helsinki, and other owner-occupied properties as well as investment properties. The properties have been sold to Catella Investments, Varma Mutual Pension Insurance and Nordea Bank Finland's pension fund. These properties had a combined book value of approx. EUR 200m.

The net financial effect of recent and ongoing real estate disposals is as previously announced expected to be a gain of approx. EUR 200m. This follows as a result of a write-down of EUR 115m, which materialised in the year-end accounts 2003 and an expected gain of approx. EUR 300m in 2004.

Profit-sharing and management incentives

In 2003, a total of EUR 46m was provided for under Nordea's profit-sharing schemes. Of this, EUR 19m was provided for under the ordinary profit-sharing scheme for all employees, corresponding to a payout of 35% of the maximum amount. EUR 21m was provided for under the temporary profit-sharing scheme for all employees. In addition, EUR 6m was provided for under the temporary variable salary scheme for some 350 managers.

Nordea's Board of Directors has decided to combine and replace old and temporary profit-sharing programmes for employees. At the same time an executive incentive programme for managers will replace the temporary system from 2003. The performance criteria reflect internal goals as well as benchmarking with competitors. Both programmes are cash-based and capped.

Employees can get a maximum of EUR 2,800, of which EUR 2,000 is based on a pre-determined level of return on equity and an additional EUR 800 based on Nordea's relative performance compared to a Nordic peer group as measured by return on equity (excluding goodwill). If all performance criteria are met, the cost of the programme will amount to a maximum of EUR 92m.

The executive incentive programme comprises some 350 managers in Nordea. The performance criteria include Economic Profit and Nordea's relative performance compared to the Nordic peer group as measured by return on equity (excluding goodwill). Managers could receive up to a maximum of 12% of one year's basic salary if requirements are fulfilled. The maximum cost of the programme will amount to EUR 8m.

The Nordea share

During the fourth quarter the share price of Nordea appreciated by 22% on the Stockholm Stock Exchange from SEK 44.10 on 30 September to SEK 54.00 on 30 December. Total shareholder return (TSR) for 2003 was 47.9%, which places Nordea as number 3 in terms of TSR within a defined peer group of 19 European banks.

Dividend

The Board of Directors has proposed to the AGM a dividend of EUR 0.25 per share, corresponding to a payout ratio of 48% of net profit. This represents an increase of 9%, or EUR 0.02 per share.

The proposed record date for the dividend is 5 April 2004, and dividend payments are scheduled to be made on 14 April. The ex-dividend date for the Nordea share is 1 April.

AGM

The Annual General Meeting of shareholders will be held on Wednesday 31 March 2004 in Aula Magna, Stockholm University at 2.00 pm (CET) with the possibility to participate through telecommunication, in Espoo at 3.00 pm Finnish time at Dipoli and in Copenhagen at 2.00 pm (CET) in Bella Center.

Outlook

Economic growth is expected to increase in the Nordic region in 2004. Continued growth is expected in private consumption. International demand is expected to increase, and will influence export industries positively. An increase in short-term interest rates is not expected until late this year, at the earliest.

Based on the expected growth, the outlook for increased revenues is positive, although at a moderate level. A moderate increase in overall business volumes is expected, primarily stemming from the household sector. Higher business volumes are expected to compensate for generally depressed margins in the current low interest rate environment. Nordea expects to benefit if short-term interest rates should increase during the year. To a certain extent, the Group's income also depends on the development in the capital markets.

A sharp attention on cost management will be maintained also going forward. Based on the progress on cost management in 2003, combined with ongoing efforts to further centralise and unify production processes and reduce complexity, total costs in 2004 are expected to be unchanged compared to reported costs in 2003, when excluding costs related to profit-sharing schemes in both years. This means that the cost ambition has been increased compared to previously communicated targets.

The credit portfolio is considered to have a good quality at a stable level. Based on the overall quality of the credit portfolio and the present economic outlook for the Nordic countries, Nordea has no reason to believe that the loan loss ratio will exceed the level experienced in 2003.

Results by business area fourth quarter 2003

EURm	Business areas						
	Retail Banking	Corporate and Institutional Banking	Asset Management & Life		Group Treasury	Group Functions and Eliminations	Total
			Asset Mgmt	Life			
Customer responsible units:							
Net interest income	758	103	9		42	-62	850
Other income	356	135	70		-5	-7	549
Total income incl. Allocations	**1,114**	**238**	**79**		**37**	**-69**	**1,399**
of which allocations[1]	*168*	*-75*	*-55*	*-21*	*2*	*-19*	*0*
Expenses incl. Allocations	**-619**	**-129**	**-44**		**-8**	**-173**	**-973**
of which allocations[1]	*-284*	*-47*	*4*		*-4*	*331*	*0*
Loan losses	-65	-5				-14	-84
Equity method	5	3				6	14
Profit before investment earnings and insurance	**435**	**107**	**35**		**29**	**-250**	**356**
Investment earnings, banking					33	0	33
Operating profit, life insurance				26		14	40
Goodwill amortisation and write-down	-7	-7				-32	-46
Operating profit 2003: Q4	**428**	**100**	**35**	**26**	**62**	**-268**	**383**
2003: Q3	395	92	26	33	35	-111	470
2003: Q2	376	131	20	42	91	-81	579
2003: Q1	345	107	14	13	58	-157	380
2002: Q4	354	141	17	7	27	-100	446
Return on equity, %	26%	15%					9.7%
Cost/income ratio, banking, %	55%	54%	56%		11%		67%
Other information, EURbn							
Total assets	151	82	4	25	15	-15	262
Lending	119	20	2		5		146
Deposits	70	15	3		7		96
Capital expenditure, EURm	2	0	1	1	0	20	24
Depreciations, EURm	-10	0	-1	-1	0	-17	-29
Product result 2003: Q4			60	44			
2003: Q3			48	43			
2003: Q2			41	52			
2003: Q1			31	22			
2002: Q4			38	48			

[1] Allocations show the redistribution of cost and income between business areas. Income within CIB and Asset Management & Life has been reducedby EUR 75m and EUR 55m, respectively, while EUR 168m and EUR 2m is included in total income within Retail Banking and Group Treasury, respectively.

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations includes the unallocated results of the three group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury) and Group Staffs. This segment also includes items needed to reconcile with the Nordea Group.

The principles used in the segment reporting are described below. Figures are disclosed and consolidated using end of period and average currency rates in conformity with the statutory reporting. Previously,fixed planning rates were used. Historical information has been restated accordingly.

Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on allocated capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, the business area commands product responsibility for investment funds and life insurance. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings on these products, including sales and distribution costs within Retail Banking. The product result for Asset Management includes, in addition to the operating profit of EUR 35m, revenues and expenses related to investment funds allocated to Retail Banking of EUR 58m and EUR 4m respectively. In addition estimated sales and distribution costs within Retail Banking of EUR 29m is included in the product result of EUR 60m in the fourth quarter 2003.

When allocating income and cost between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit is subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations adds to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and advances to credit institutions and lending. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margin on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. This also applies to the corresponding result effect derived from amortisation and write-downs and funding costs. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations, together with the result effects.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit corresponding to the expected average long-term risk-free return of comparable equity. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arms length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. As previously mentioned, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, results from real estate holdings, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

Retail Banking

- **Strong sales**
- **Loan losses in Retail Banking Norway**
- **Return on equity of 26%**

Retail Banking has customer responsibility for personal and small and medium-sized corporate customers and develops, markets and distributes a broad range of financial products and services.

Market conditions

Customer demand remained firm for most services in the fourth quarter. Central bank rates were lowered further in Norway. Equity prices on the Nordic and global markets rose during the quarter and demand for mutual funds was good.

Business development

Lending to personal customers continued to grow strongly. The loan volume increased by EUR 1.5bn to EUR 63bn during the fourth quarter, an increase of 2%. Deposits from personal customers were unchanged at EUR 41.0bn.

Lending margins for personal customers were slightly lower in the fourth quarter mainly as a consequence of the competitive situation in Finland.

The volume development for corporate customers was mixed in the fourth quarter with a decline of 2% to EUR 56.0bn in lending and an increase of 3% to EUR 29.0bn in deposits.

Lending margins for corporate customers were unchanged in the fourth quarter compared to the third quarter.

The total loan volume increased marginally in the fourth quarter to EUR 119.0bn. This represents an increase of 6% compared to the end of 2002 (8% adjusted for exchange rate fluctuations). Well over half of the total loan volume is mortgage lending to personal and corporate customers.

The total deposit volume increased to EUR 70.0bn in the fourth quarter. Compared to the end of 2002 this represents an increase of 3% (5% adjusted for exchange rate fluctuations).

Overall deposit margins remained relatively stable despite low market rates. This followed as a result of a positive effect from the Group's active management of interest rate exposures.

Demand for mutual funds was strong in the fourth quarter. In addition, cards with issuer fees contributed to the good sales performance with an additional 70,000 cards being sold, bringing the outstanding number of cards to 3.7 million.

In Retail Denmark demand for pension products was strong.

Retail Finland implemented a new region structure reducing the number of regions from 31 to 21. The aim is to enhance customer and profit orientation. The number of employees will be reduced.

Retail Sweden and ICA Bank entered into an agreement regarding cash withdrawal services. Nordea was the first bank in Sweden to introduce a multifunctional chip card that complies with the new global card standard.

Retail Norway continued the implementation of a new organisation to strengthen its position through stronger focus on customers. Measures to improve efficiency were undertaken in both staff functions and the branch network.

Electronic banking

The number of netbank customers increased by 0.1 million during the fourth quarter and reached almost 3.7 million, of which 3.3 million are personal customers. The growth in online equity trading customers was also strong during the quarter and at the end of the fourth quarter 335,000 customers had signed up for equity trading online.

Netbank activity continued to grow at a rapid pace during the fourth quarter. The number of log-ons was 36.1 million, corresponding to an increase of 7.4 million, or 26% year-on-year. The number of payments increased by 4.6 million, or 13%, to 39.9 million in the fourth quarter.

Result

Total income increased by 2% in the fourth quarter compared to the third quarter. Net interest income increased by 1% compared to the third quarter, mainly as a result of the positive volume development.

Net commissions and other income showed an increase of 5% in the fourth quarter. Commission income was positively impacted by the increased demand for mutual funds and higher payments fees. Also included was a non-recurring gain of EUR 10m.

Costs were strictly controlled, and increased by 1% compared to the third quarter. The fourth quarter saw an additional reduction of headcount by approx. 350 employees.

Profit before loan losses amounted to EUR 495m, an increase of 3% compared to the third quarter. The cost/income ratio for the fourth quarter was 55%, down from 56% in the third quarter.

Loan losses in the fourth quarter were EUR 65m, of which EUR 60m stemmed from Retail Norway. The loan losses

in 2003 have been strongly concentrated to isolated areas of the portfolio in Retail Norway, and loan losses in the other countries have been negligible. Retail Finland sold a portfolio of unsecured receivables resulting in a profit of EUR 26m in the form of loan loss recoveries.

Operating profit in the fourth quarter of EUR 428m represents an increase of 8% compared to the third quarter, and the return on equity increased from 24% in the third quarter to 26% in the fourth quarter.

Operating profit by main area

EURm	Total Q4 2003	Total Q3 2003	Retail Denmark Q4 2003	Retail Denmark Q3 2003	Retail Finland Q4 2003	Retail Finland Q3 2003	Retail Norway Q4 2003	Retail Norway Q3 2003	Retail Sweden Q4 2003	Retail Sweden Q3 2003	Poland & Baltic Q4 2003	Poland & Baltic Q3 2003
Net interest income	758	751	208	203	198	191	117	124	225	222	11	11
Net commissions & other income	356	340	87	91	99	78	35	46	124	116	8	6
Total income	**1,114**	**1,091**	**295**	**294**	**297**	**269**	**152**	**170**	**349**	**338**	**19**	**17**
Total expenses	-619	-611	-161	-155	-151	-151	-98	-96	-188	-191	-15	-14
Profit before loan losses	**495**	**480**	**134**	**139**	**146**	**118**	**54**	**74**	**161**	**147**	**4**	**3**
Loan losses	-65	-83	-19	-13	22	-3	-60	-68	-8	2	1	-1
Equity method	5	5	5	5								
Goodwill amortisation	-7	-7							-4	-4	-2	-2
Operating profit	**428**	**395**	**120**	**131**	**168**	**115**	**-6**	**6**	**149**	**145**	**3**	**0**
Cost/income ratio, %	55	56	54	52	51	56	65	56	54	57	79	84
Return on equity, %	26	24	25	28	44	30	-2	2	32	31	9	-1
Other information, EURbn												
Lending	119.0	118.8	33.1	32.7	26.9	26.6	18.9	19.5	38.3	38.4	1.8	1.6
Deposits	70.0	69.3	15.3	15.3	22.6	21.9	10.0	10.4	21.2	20.7	0.9	1.0
Economic capital	4.7	4.7	1.4	1.3	1.1	1.1	0.8	0.9	1.3	1.3	0.1	0.1

Margins[1]

Lending margins, %	Q4 2003	Q3 2003
To corporates	**1.2%**	1.2%
To personal customers	**1.6%**	1.7%
Total lending	**1.4%**	1.5%

Deposit margins, %	Q4 2003	Q3 2003
From corporates	**1.0%**	1.0%
From personal customers	**1.7%**	1.6%
Total deposits	**1.4%**	1.4%

[1] Margins are excluding Poland & Baltic.

Key figures per quarter

	Full year 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Operating profit, EURm	**1,544**	**428**	395	376	345	354
Return on equity, %	**24**	**26**	24	23	22	18
Cost/income ratio, %	**57**	**55**	56	57	60	58
Customer base: personal customers, million	**9.6**	**9.6**	9.7	9.7	9.7	9.7
corporate customers, million	**0.9**	**0.9**	1.0	1.0	1.0	1.0
Number of employees (full-time equivalents)	**18,407**	**18,407**	18,771	19,246	19,992	20,300

Corporate and Institutional Banking

- **Income picked up in the fourth quarter**
- **Maintained high activity in Markets**
- **Continued low loan losses**

Corporate and Institutional Banking delivers a wide range of products and services to corporate and institutional clients, and has customer responsibility for large corporates, shipping, offshore and oil services companies, and financial institutions.

Market conditions

Activity in the Nordic credit and capital market was somewhat lower in the fourth quarter compared to previous quarters in 2003. Demand in the International and Shipping division continued to be firm due to high returns in many segments of the industry.

Nordic equity markets continued the positive trend in the fourth quarter. Turnover was stable compared to the third quarter.

Stock market development

	Market volume		Market index
	Q4 2003 EUR bn	Q4 vs. Q3 %	Q4 %
Denmark	17.1	-2.8	2.6
Finland	37.6	-3.1	8.3
Norway	19.6	0.5	19.9
Sweden	77.0	2.4	12.7

Business development

In the Corporate Banking Division income was somewhat reduced compared to the third quarter due to weak demand.

A number of important deals were won within Cash Management including an agreement to handle payments and collections in the four Nordic countries as well as Poland and the Baltic countries, using one integrated solution.

In the Financial Institutions Division overall market activity improved compared to the previous quarter, leading to growth in trading and commission income.

The number of transactions in Custody Services decreased by 6% compared to the third quarter, primarily due to lower stock market activity in Finland. Assets in custody decreased by 1% to EUR 397bn.

In the International and Shipping Division activity level was high in the fourth quarter. Nordea strengthened its position as a leading arranger of international debt transactions through a lead position in a number of large and high-profile transactions.

Customer activity in Markets Division continued to be high. As in the previous quarters, customer demand for derivatives and structured solutions was firm. During the quarter the Trading Infrastructure Programme, aimed at centralising the processing and settlement of trading, was rolled out in Denmark. In Equities the positive trend from the third quarter continued, resulting in increased income from equity sales in all Nordic markets. Nordea was in third place in terms of combined Nordic market share. The integration of equity trading into Markets Division and corporate finance into Corporate Division is proceeding according to plan.

Result

Total income in the fourth quarter was EUR 238m, up by EUR 26m from the third quarter. Net interest income was EUR 103m, an increase of EUR 8m from the previous quarter following wider credit margins in addition to increased deposit volumes. Other income was EUR 135m, up by EUR 18m from the third quarter. Commission income increased, especially from financial institutions.

Total expenses in the fourth quarter were EUR 129m, up by EUR 10m from the previous quarter. The increase was caused by higher IT expenses and higher restructuring expenses in the international branches compared to the third quarter. The number of employees continued to decrease in the fourth quarter.

The lending volume fell to EUR 20bn in the quarter from EUR 23bn in the third quarter. Factors contributing to the decline were the strengthening of the Euro, a continued run-off of non-Nordic related international portfolios and the overall lower activity in the market. Loan losses remained at a low level, amounting to EUR 6m.

Operating profit was EUR 100m, representing a return on equity of 15%. The economic capital continued to decrease and totalled EUR 1.8bn in the fourth quarter. The cost/income ratio was 54%.

Operating profit by main area

EURm	Total Q4 2003	Total Q3 2003	Corporate Banking Division[1] Q4 2003	Corporate Banking Division[1] Q3 2003	Financial Institutions Division[1] Q4 2003	Financial Institutions Division[1] Q3 2003	International and Shipping Division[1] Q4 2003	International and Shipping Division[1] Q3 2003	Investment Banking[1] Q4 2003	Investment Banking[1] Q3 2003	Other Q4 2003	Other Q3 2003	Markets[2] Q4 2003	Markets[2] Q3[3] 2003
Net interest income	103	95	56	55	12	9	33	29	0	0	2	2	8	13
Other income	135	117	39	64	46	37	12	15	14	14	24	-13	117	92
Total income	**238**	**212**	**95**	**119**	**58**	**46**	**45**	**44**	**14**	**14**	**26**	**-11**	**125**	**105**
Total expenses	-129	-119	-35	-34	-31	-25	-13	-11	-7	-12	-43	-37	-60	-54
Profit before loan losses	**109**	**93**	**60**	**85**	**27**	**21**	**32**	**33**	**7**	**2**	**-17**	**-48**	**65**	**51**
Loan losses	-6	-1	-10	0	4	0	1	-2	0	0	-1	1		
Transfer risk	1	2	1	2	0	0	0	0	0	0	0	0		
Equity method	3	0	0	0	0	0	0	0	0	0	3	0		
Goodwill amortisation	-7	-2	-1	-1	-1	-1	0	0	-6	0	1	0		
Operating profit	**100**	**92**	**50**	**86**	**30**	**20**	**33**	**31**	**1**	**2**	**-14**	**-47**	**65**	**51**
Other information, EURbn														
Lending	20.0	23.0	11.9	14.2	1.7	2.3	6.4	6.4	0.0	0.0	0.0	0.0		
Deposits	15.2	13.4	7.4	5.5	5.7	6.1	2.1	1.8	0.0	0.0	0.0	0.0		
Economic capital	1.8	2.0	1.1	1.2	0.2	0.2	0.3	0.3	0.0	0.0	0.2	0.2	0.2	0.2

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

[3] In connection with introducing fair valuation for derivatives within Markets (mainly taking counterparty risk into account), a previously held central reserve of EUR 17m was transferred to Markets in the third quarter. This transfer reduced income in Markets, but did not affect the Group's result.

Key figures per quarter

	Full year 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Operating profit, EURm	**430**	**100**	92	131	107	141
Return on equity, %	**14**	**15**	13	19	15	18
Cost/income ratio, %	**53**	**54**	56	52	50	55
Number of employees (full-time equivalents)	**2,102**	**2,102**	2,172	2,316	2,363	2,444

Asset Management & Life

- **Strong sales and result**
- **Asset under management EUR 113bn at year-end**
- **Breakthrough in sales to non-Nordic clients**
- **Stable results in Life & Pensions**
- **Nordea rated among top 10 private banks in Western Europe and top 20 Globally**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and in the savings market in general.

Market conditions

The MSCI World index increased by 5.5% in the fourth quarter. Sales of equity products began to rebound in the Nordic market after a long period of weak demand. In the international sales channels, including European fund distribution, sales have been almost exclusively in equity products throughout 2003.

Business development

Nordea is the market leader within retail funds in the Nordic area. Inflows in the fourth quarter amounted to EUR 1bn, and Nordic retail fund assets at year-end were EUR 31.8bn.

Nordic funds - market shares Q4 and full year 2003

	Nordic	Denmark	Finland	Norway	Sweden
Net sales Q4	14.2%	21.0%	2.8%	12.9%	3.5%
Net sales full year	18.7%	24.9%	29.6%	8.0%	8.0%
AuM year-end	19.4%	26.5%	24.3%	8.6%	16.6%

The Group increased its share of total Nordic fund sales from 15.3% in 2002 to 18.7% in 2003. In the fourth quarter, performance in terms of market share was uneven and weaker than in the previous quarters.

Both Nordic and European private banking registered good inflows and customer activity, with the Finnish business registering the highest growth in the fourth quarter. Inflow in the fourth quarter was EUR 1.6bn and Nordea's Nordic private banking assets amounted to EUR 24bn at the end of 2003. In a Euromoney survey of wealth management covering 2003, Nordea Private Banking was rated no. 8 among private banks in Western Europe and no. 18 in the World.

Nordea's European sales of retail funds through third parties continued at a high level, bringing the quarter's total inflow for European private banking and fund distribution to EUR 1.2bn. In European private banking and fund distribution, assets amounted to EUR 10.7bn at the end of 2003. Based on the performance during 2003, Nordea was ranked as the 5th largest cross-border fund manager in Europe by FERI, the German consultancy company (based on data for the year to November).

Total net inflow in the institutional clients segment was EUR 1.5bn in the fourth quarter. Of this, new international equity mandates from non-Nordic clients - mainly in the UK and North America - contributed EUR 1.2bn. Assets in the institutional client segment amounted to EUR 22.9bn at the end of 2003.

In Life & Pensions net written premiums increased by 53% to EUR 701m in the fourth quarter, reflecting both year-end effects and increased focus on sales. In Life & Pensions, assets totalled EUR 23.9bn at year-end.

Total net inflows (sales) during the fourth quarter reached a record level of EUR 5.8bn, bringing Nordea's assets under management to an all-time high of EUR 113bn. For the full year of 2003, net inflows amounted to EUR 12.5bn or 13% of assets under management at year-end 2002.

Result

Product result from asset management activities reached EUR 60m for the quarter, up 25% from the third quarter. Product result for Life was up EUR 1m from last quarter, to EUR 44m, while financial buffers remained stable at 4.7% of life provisions.

At EUR 137m, fourth quarter revenues from asset management activities were up 15% on the third quarter, while costs increased by 8%. Full-year cost for 2003 remains 5% under the 2002 level, reflecting both structural changes and day-to-day cost management.

Economic capital was EUR 133m in Asset Management and EUR 967m in Life. Compared to the third quarter, economic capital in Asset Management as well as Life was somewhat increased.

Volumes, inflow and margins

EURbn	Total Q4 2003	Total Q4 Inflow	Total Q3 2003	Denmark Q4 2003	Denmark Q3 2003	Finland Q4 2003	Finland Q3 2003	Norway Q4 2003	Norway Q3 2003	Sweden Q4 2003	Sweden Q3 2003
Customer/Market dimension											
Nordic retail funds	31.8	1.0	30.4								
Nordic private banking	24.0	1.6	21.5								
European private banking and fund distribution	10.7	1.2	10.3								
Institutional clients	22.9	1.5	21.4								
Life & Pensions	23.9	0.4	23.4								
Total	113.3	5.8	107.0								
Organisational dimension											
Investment Funds, volumes[1]	41.2		38.4	13.0	12.1	5.2	5.1	1.5	1.3	16.0	15.3
Investment Management, volumes[2]	73.7		70.4								
Investment Funds margins, %[3]	0.99		0.98	0.60	0.57	1.21	1.16	0.88	0.85	1.06	1.10
Investment Management margins, %[2]	0.19		0.17								

[1] Including EUR 4.5bn and EUR 5.5bn outside the Nordic countries for the third and forth quarter, respectively.

[2] Includes management of Nordea investment funds and Group Life & Pensions assets.

[3] For Denmark net margins are included, whereas in the other markets, gross margins (before costs of fund management) are included.

Key figures per quarter – Asset Management activities

EURm	Full year 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Revenues	472	137	119	111	105	115
Expenses	-184	-48	-44	-44	-47	-52
Distribution expenses	-108	-29	-27	-26	-26	-25
Product result	**180**	**60**	**48**	**41**	**31**	**38**
of which profit within Retail Banking	*81*	*25*	*22*	*19*	*15*	*19*
Cost/income ratio, %	62	56	60	63	70	67
Economic capital	133	133	122	119	120	129
Assets under management, EURbn	113	113	107	102	95	96
Number of employees (full-time equivalents)	784	784	804	829	838	853

Key figures per quarter – Life activities

EURm	Full year 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Traditional life insurance						
Premiums written, net of reinsurance	1,863	533	370	461	499	595
Normalised investment return[1]	977	244	236	247	250	284
Benefits paid and change in provisions	-2,481	-687	-532	-626	-636	-770
Insurance operating expenses	-107	-28	-24	-28	-27	-30
Normalised operating margin[1]	252	62	50	54	86	79
Fluctuations compared to normalised investment return	18	-114	-151	297	-14	117
Change in discount rate for life provisions	63	111	126	-126	-48	-83
Actual operating margin	333	59	25	225	24	113
of which allocated to policyholders	-40	-6	-13	-13	-8	0
of which to/from financial buffers	-136	-10	28	-165	11	-51
Net profit from other business	0	-2	-1	4	-1	-4
Product result before distribution expenses	157	41	39	51	26	58
Unit-linked business						
Premiums written, net of reinsurance	442	168	87	87	100	127
Product result before distribution expenses	16	6	7	4	-1	-7
Total						
Premiums written, net of reinsurance	2,305	701	457	548	599	722
Product result before distribution expenses	173	47	46	55	25	51
Distribution expenses in Retail Banking	-12	-3	-3	-3	-3	-3
Product result[2]	161	44	43	52	22	48
of which profit within Retail Banking	47	18	10	10	9	41
Bonds	14,862	14,862	15,125	15,004	14,837	14,551
Equities	3,361	3,361	2,953	2,921	2,391	2,524
Property	2,186	2,186	2,021	2,007	1,999	2,041
Unit-linked	3,497	3,497	3,275	3,147	2,890	2,974
Total investments	23,906	23,906	23,374	23,079	22,117	22,090
Investment return, %[3]	5.8	0.7	0.4	3.3	1.4	2.7
Technical provisions	22,859	22,859	22,474	22,140	21,302	21,370
of which financial buffers	878	878	842	869	535	551
Economic capital	967	967	879	879	1,075	1,324
Number of employees (full-time equivalents)	1,012	1,012	1,014	1,008	1,011	1,013

[1] In the statutory reporting investments are valued at market price. As a consequence, short-term fluctuations in financial markets affect the operating profit. The normalised investment return reflects the expected long-term return on investments based on the applicable asset mix within Life & Pensions operations.

[2] Reported life result in the Group's income statement includes the costs related to commissions paid to Retail Banking. In the presented product result these commissions are not deducted since they contribute to the Group's earnings on life products.

[3] Exclusive of unit-linked business.

Group Treasury

- **High funding activity**
- **Gain on equities**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Market conditions

The improved prospect for economic recovery dominated financial markets in the fourth quarter. Global interest rates rose in the beginning of the quarter, but fell back somewhat towards the end of the year. In Norway, interest rates were down by an additional 50 basis points. Equity markets were strong. The USD dollar continued to weaken against the Euro.

Business development

The funding activity was high in the fourth quarter following strong demand and increased volumes within mortgage lending. In particular, the Danish and Swedish markets were used for issuing mortgage bonds. Regulatory changes and development of more efficient issuing techniques in the Swedish and Danish market have improved Nordea's funding opportunities in the home market during 2003.

During the quarter, Group Treasury benefited from decreasing interest rates in Norway.

A new framework for the management of the Group's investment risk was approved during the quarter with implementation from the beginning of 2004.

The integration of the risk management process for internal pension funds progressed further with the inclusion of the Norwegian pension fund, and a combined method for measurement of pension risk including both assets and liabilities.

At the end of December, the price risk involved in Group Treasury's interest rate positions, calculated as a parallel shift assuming a change in market interest rates of 100 basis points, was EUR 98m compared to EUR 122m at the end of the third quarter.

The risk related to equities, calculated as VaR, was EUR 49m compared to EUR 55m at the end of September. The VaR figure comprises all equities including listed, unlisted and private equity.

Result

Operating profit was EUR 62m in the fourth quarter compared to EUR 35m in the third quarter.

Investment earnings were EUR 33m in the quarter compared to a gain of EUR 27m in the previous quarter.

The fixed-income portfolio showed a gain of EUR 2m in the fourth quarter compared to a loss of EUR 6m in the third quarter despite increased medium- and long-term interest rates. The continued positive performance in equity markets resulted in a gain from equity investments of EUR 31m which was in line with the gain of EUR 33m in the third quarter.

Operating profit in Group Funding totalled EUR 29m (EUR 8m).

Operating profit by main area

EURm	Total Q4 2003	Total Q3 2003	Group Investment Fixed-income Q4 2003	Group Investment Fixed-income Q3 2003	Group Investment Equity Q4 2003	Group Investment Equity Q3 2003	Group Funding Q4 2003	Group Funding Q3 2003
Income			5	-3	32	33	37	17
Expenses			-3	-3	-1	0	-8	-9
Profit excluding investment earnings	29	8					29	8
Investment earnings	33	27	2	-6	31	33		
Operating profit	62	35						

Key figures per quarter

	Full year 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Operating profit, EURm	246	62	35	91	58	27
Cost/income ratio, %	12	11	20	8	12	23
Bonds, EURm	14,352	14,352	15,409	15,560	16,778	12,061
Equities, EURm	430	430	441	404	464	476
Investments, EURm	14,782	14,782	15,850	15,964	17,242	12,537
Economic capital	482	482	513	468	462	480
Number of employees (full-time equivalents)	100	100	98	98	100	96

Statutory income statement

EURm	Note	Q4 2003	Q4 2002	2003	2002
Interest income		1,906	2,601	9,158	10,382
Interest expenses		-1,023	-1,643	-5,500	-6,628
Net interest income		**883**	**958**	**3,658**	**3,754**
Dividend income		1	3	43	36
Net commission income		405	403	1,533	1,573
Net result from financial operations	3	86	76	369	253
Other operating income		60	63	220	190
Total operating income		**1,435**	**1,503**	**5,823**	**5,806**
General administrative expenses:					
Personnel expenses		-559	-531	-2,135	-2,065
Other administrative expenses		-373	-399	-1,381	-1,481
Depreciation, amortisation and write-down of tangible and intangible fixed assets		-84	-90	-299	-330
Real estate sales and write-downs, net		-115	0	-115	0
Total operating expenses		**-1,131**	**-1,020**	**-3,930**	**-3,876**
Profit before loan losses		**304**	**483**	**1,893**	**1,930**
Loan losses, net	4	-90	-78	-383	-250
Change in value of assets taken over for protection of claims	4	6	2	20	-11
Write-downs on securities held as financial fixed assets		0	0	0	0
Profit from companies accounted for under the equity method		14	16	57	52
Operating profit, banking		**234**	**423**	**1,587**	**1,721**
Operating profit, insurance	5	**34**	**38**	**126**	**-148**
Operating profit		**268**	**461**	**1,713**	**1,573**
Pension adjustments		0	2	-16	-281
Tax on profit for the period		-66	-140	-205	-405
Minority interests		0	0	-2	0
Net profit for the period		**202**	**323**	**1,490**	**887**
Earnings per share, EUR		0.07	0.10	0.51	0.30
Earnings per share, after full dilution, EUR		0.07	0.10	0.51	0.30

Statutory balance sheet, end of period

Assets, EURm	Note	31 Dec 2003	31 Dec 2002
Loans and advances to credit institutions		29,037	23,496
Lending	6	145,644	145,740
Bonds and other interest-bearing securities		32,017	28,166
Shares and participations		648	596
Shares in associated and group undertakings		421	538
Assets, insurance[1]		22,880	21,534
Intangible fixed assets		2,090	2,427
Tangible assets		826	1,874
Other assets, banking[1]		28,627	25,248
Total assets		**262,190**	**249,619**
[1]Of which certain investments, for which customers and policyholders bear the whole risk.		6,673	5,872

Liabilities, provisions and shareholders' equity, EURm	31 Dec 2003	31 Dec 2002
Deposits by credit institutions	28,753	25,962
Deposits and borrowings from the public	95,556	94,177
Debt securities in issue etc	64,380	61,858
Liabilities, insurance	21,824	20,218
Provisions and other liabilities, banking	34,377	29,369
Subordinated liabilities	5,115	6,128
Minority interests	8	10
Shareholders' equity	12,177	11,897
Total liabilities, provisions and shareholders' equity	**262,190**	**249,619**

	31 Dec 2003	31 Dec 2002
Assets pledged for own liabilities	32,378	25,064
Other assets pledged	5,782	2,818
Contingent liabilities	13,612	15,576
Commitments	1,392,415	1,136,142

Movements in shareholders' equity

EURm	2003			2002		
	Restricted equity	Unrestricted equity	Total equity	Restricted equity	Unrestricted equity	Total equity
Shareholders' equity at 1 January	6,056	5,841	11,897	6,051	5,768	11,819
Dividend		-673	-673		-682	-682
Conversion of convertible loans				14		14
Reduction of share capital[2]	-23	23	-			
Own shares [1, 2]		-460	-460		-177	-177
Change in reserve for unrealised gains for the year	-9	9	-	-3	3	-
Transfers between restricted and unrestriced equity	-1	1	-	-33	33	-
Currency translation adjustment	32	-109	-77	27	9	36
Net profit for the period		1,490	1,490		887	887
Shareholders' equity at 31 December	**6,055**	**6,122**	**12,177**	**6,056**	**5,841**	**11,897**

[1]Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at the end of December 2003 was 3.0m (end of Dec 2002: 2.7m).

[2]Number of own shares referring to Nordea's repurchase of own shares at the end of December 2003 was 81.6 million (end of December 2002 57.0 million). The Annual General Meeting (AGM) decided on 24 April 2003 to reduce the share capital by EUR 22,593,410.56 corresponding to the repurchased own shares held at the end of 2002. The cancellation was registered in early October 2003. The reduction has been made through retirement without repayment. Average number of own shares Jan-Dec 2003 was 64.7 million (Jan-Dec 2002: 33.0 million).

Cash flow statement

EURm	2003	2002
Operating activities		
Operating profit after pension adjustments	1,697	1,292
Adjustments for items not included in cash flow	382	759
Income taxes paid	-428	-293
Cash flow from operating activities before changes in operating assets and liabilities	1,651	1,758
Changes in operating assets and liabilities		
Change in bonds and other interest-bearing securities	-2,761	6,358
Change in loans and advances to credit institutions	-3,548	-3,550
Change in lending	-267	-8,430
Change in shares and participations	-32	167
Change in assets, insurance	-1,350	2,110
Change in derivatives, net	-115	1,471
Change in other assets, excluding derivatives	-526	863
Change in deposits by credit institutions	2,809	-4,283
Change in deposits and borrowings from the public	1,378	6,333
Change in liabilities, insurance	1,606	-2,097
Change in other liabilities, excluding derivatives	-94	686
Cash flow from operating activities	-1,249	1,386
Investing activities		
Acquisition/sale of shares in group undertakings	0	15
Net change in tangible assets	675	-54
Net change in intangible fixed assets	-25	37
Change in other financial assets	-646	-1,267
Cash flow from investing activities	4	-1,269
Financial activities		
Change in debt securities in issue etc	2,522	850
Change in subordinated liabilities	-1,013	34
Dividend paid	-673	-682
Repurchase of own shares	-460	-177
Cash flow from financing activities	376	25
Cash flow for the period	**-869**	**142**
Cash and cash equivalents at beginning of period	**8,484**	**8,323**
Exchange rate difference	**14**	**19**
Cash and cash equivalents at end of period	**7,629**	**8,484**
Change	**-869**	**142**

Liquid assets

The following items are included in liquid assets (EURm):	2003	2002
Cash and balances at central banks	1,748	4,624
Loans and advances to credit institutions, payable on demand	5,881	3,860

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and advances to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

The accounts have been prepared in accordance with the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies (1995:1559), the regulations of the Swedish Financial Supervisory Authority (FFFS), the recommendations of the Swedish Financial Accounting Standards Council (RR) and the interpretations by the RR's Standing Interpretations Committee.

In preparing the year-end report FFFS 2002:22 has been applied. The application of FFFS can in certain cases mean departure from the recommendations and interpretations of the Swedish Financial Accounting Standards Council. RR27 Financial instruments; disclosure and presentation, is not applicable to credit institutions. Other departures have not had any significant effect on the financial statements. In accordance with FFFS the consolidation is prepared line-by-line in respect of the banking subgroups and in a more simplified manner in respect of the insurance subgroup.

In all material respects the accounting policies and the basis for calculations are unchanged in comparison to the previous interim report. The Swedish Financial Accounting Standards Council's recommendations RR22 Presentation of Financial Statements, RR24 Investment Property, RR25 Segment reporting, RR26 Events after the balance sheet date and RR28 Accounting for government grants, all came into force on 1 January 2003. Implementing these has mainly affected the presentation and disclosure of the financial items. The comparative figures for 2002 and earlier have been adjusted accordingly.

Exchange rates

EUR 1 = SEK	2003	2002
Income statement (average)	9.1453	9.1381
Balance sheet (at end of period)	9.0800	9.1528
EUR 1 = DKK		
Income statement (average)	7.4303	7.4301
Balance sheet (at end of period)	7.4450	7.4288
EUR 1 = NOK		
Income statement (average)	7.1991	7.5123
Balance sheet (at end of period)	8.4141	7.2756
EUR 1 = PLN		
Income statement (average)	4.4202	3.8547
Balance sheet (at end of period)	4.7019	4.0210

Note 2 Reconciliation of operational income statement with statutory income statement

EURm	Statutory income statement 2003	Reclassifications: Trading income	Investment earnings, banking	Life insurance	Write-downs of real estate	Goodwill amorti-sation	Pension adjust-ments	Operational income statement 2003
Net interest income	3,658	-177	-115					3,366
Other income	2,165	177	-69					2,273
Total income	**5,823**	**0**	**-184**					**5,639**
Total expenses	**-3,930**		**14**		**115**	**144**	**-16**	**-3,673**
Loan losses (incl change in value of property taken over)	-363							-363
Profit from companies accounted for under the equity method	57							57
Investment earnings, banking			170					170
Operating profit, life insurance	126			23				149
Goodwill amortisation				-23		-144		-167
Operating profit	**1,713**	**0**	**0**	**0**	**115**	**0**	**-16**	**1,812**
Real estate write-downs					-115			-115
Pension adjustments	-16						16	0
Tax on profit for the year	-205							-205
Minority interests	-2							-2
Net profit	**1,490**	**0**	**0**	**0**	**0**	**0**	**0**	**1,490**

Trading income

Net interest income from trading transactions in Markets is reported as other income (Trading income) in operational income statement.

Investment earnings, Banking

Net interest income, gains/losses on investment portfolios (fixed income and equity holdings), dividends received on these portfolios as well as total expenses related to investment activities are all reported in one line on net basis in operational income statement.

Life Insurance

Goodwill amortisation related to Life activities is included in one line consolidation of Life Insurance in statutory reporting, but included in the separate line item "Goodwill amortisation" in operational income statement.

Write-down of real estate

The net effect of sales and write-downs of real estate is included in total expenses in statutory reporting, but reported on a separate line below operating profit in operational income statement

Goodwill amortisation

Goodwill amortisation (excluding Life activities) is included in total expenses in stautory reporting, but reported on separate line in operational income statement

Pension adjustments

Pension adjustments accounted for according to Swedish regulations in statutory income statement is included in total expenses (personnel expenses) in operational income statement.

Note 3 Net result from financial operations, EURm	Q4 2003	Q4 2002	2003	2002
Realised gains/losses				
Shares/participations and other share-related instruments	18	-17	73	26
Interest-bearing securities and other interest-related instruments	-195	21	-191	-9
Other financial instruments	20	0	52	10
Total realised gains/losses	-157	4	-66	27
Unrealised gains/losses				
Shares/participations and other share-related instruments	-3	36	25	-40
instruments	135	7	321	42
Other financial instruments	-14	0	-23	0
Total unrealised gains/losses	118	43	323	2
Foreign exchange gains/losses	125	29	112	224
Debt redemption	0	0	0	0
Total	**86**	**76**	**369**	**253**

Note 4 Loan losses, net, EURm	Q4 2003	Q4 2002	2003	2002
Individually appraised receivables				
Losses incurred during the period	-164	-274	-659	-515
Amount of previous provisions used during the period	73	240	398	439
Provisions for probable loan losses during the period	-107	-153	-631	-613
Recovery of previously incurred losses	43	31	138	100
Reversal of previous provisions	69	82	360	307
The period's costs for individually appraised receivables, net	-86	-74	-394	-282
General reserve				
Allocation to/withdrawal from general reserve	-13	0	-17	-6
Receivables appraised by category				
Write-downs on losses incurred	-14	-7	-14	-19
Recovery of previously incurred losses	21	7	21	19
Allocation to/ withdrawal from reserves for probable loan losses	1	-8	4	29
net	8	-8	11	29
Transfer risk				
Allocation to/ withdrawal from reserve for transfer risk	1	4	14	10
Contingent liabilities				
Net cost for redemption of guarantees and other contingent liabilities during the period	0	0	3	-1
Loan losses, net (statutory income statement)	**-90**	**-78**	**-383**	**-250**
Change in value of assets taken over for protection of claims	6	2	20	-11
Loan losses, net (operational income statement)	**-84**	**-76**	**-363**	**-261**

Note 5 Operating profit, insurance, EURm	Q4 2003	Q4 2002	2003	2002
General insurance, profit before tax [1]	-	-	-	-78
Life insurance and pensions				
Premiums written, net of reinsurance	672	684	2,194	2,359
Investment, income	285	381	961	761
Unrealised investment gains	-	139	396	-
Claims incurred and benefits paid	-351	-321	-1,305	-1,194
Change in life insurance provisions	-475	-697	-1,728	-1,272
Change in collective bonus potential	-11	-39	-114	786
Operating expenses	-39	-42	-148	-156
Investment expenses	-11	1	-31	-191
Unrealised investments losses	-28	-	-	-1,113
Yield tax	1	-58	-71	32
Transferred return on investments	-15	-23	-56	-4
Technical result, life insurance and pensions	**28**	**25**	**98**	**8**
Net profit from health and personal accident insurance	-3	-4	-5	-10
Transferred return on investments	15	23	56	4
Profit before tax, life insurance and pensions	**40**	**44**	**149**	**2**
Operating profit, before group adjustments	**40**	**44**	**149**	**-76**
Sale of General Insurance	-	-	-	-44
Group adjustments (goodwill amortisation)	-6	-6	-23	-28
Operating profit, insurance	**34**	**38**	**126**	**-148**

[1] The general insurance business was sold in 2002. The economic responsibility was transferred on 1 July 2002 and the sale was settled and completed on 30 September 2002. Profit before tax, general insurance was EUR -78m in 2002, representing the profit for the first half year 2002. The effect of the sale of the business was EUR -44m.

Note 6 Lending

Loan portfolio, EURm	31 December 2003			31 December 2002		
	Total lending	Impaired loans, net	Provisions	Total lending	Impaired loans, net	Provisions
Companies	77,875	508	1,582	85,089	890	1,764
Personal customers	64,738	205	353	57,929	213	383
Public sector	3,031	0	1	2,722	4	6
Total	**145,644**	**713**	**1,936**	**145,740**	**1,107**	**2,153**

Impaired loans, EURm	31 Dec 2003	31 Dec 2002
Impaired loans, gross	2,649	3,260
Provisions for impaired loans	-1,936	-2,153
of which		
specific	-1,468	-1,698
appraised by category	-62	-64
general	-406	-391
Impaired loans, net	**713**	**1,107**
Provisions/impaired loans, gross, %	73	66
Impaired loans, net/lending, %	0.5	0.8

Assets taken over for protection of claims, EURm	31 Dec 2003	31 Dec 2002
Shares and participations	1	26
Land and buildings	1	2
Other	1	1
Total	**3**	**29**

Note 7 Capital adequacy	31 Dec 2003	31 Dec 2002
Tier 1 capital, EURm	9,754	9,612
Capital base, EURm	12,529	13,364
Risk-weighted assets, EURbn	134	135
Tier 1 capital ratio, %	7.3	7.1
Total capital ratio, %	9.3	9.9

Note 8 Derivatives	Interest rate derivatives		Equity derivatives		Foreign exchange derivatives		Other derivatives	
EURm 31 December 2003	Market value	Book value	Market value	Book value	Market value	Book value	Market value	Book value
Positive values	11,840	11,322	357	182	7,698	7,421	17	17
Negative values	11,550	11,240	348	173	8,685	8,466	40	39

Nordea AB (publ)

EURm		2003	2002
Income statement			
Operating income		6	15
Operating expenses:			
Personnel expenses		-34	-29
Depreciation		0	0
Other operating expenses		-30	-53
Operating loss		**-58**	**-67**
Net result from financial operations			
Dividend income, received		0	-
Dividend income, anticipated		1,397	903
Group contributions		-	289
Interest income		59	40
Write-down of financial fixed assets		-44	-370
Interest expenses		-154	-47
Commission expenses		-4	-1
Other financial items		-5	-27
Profit after financial operations		**1,191**	**720**
Allocation to profit equalisation reserve		-5	-60
Pension adjustments		-1	-3
Net profit before tax		**1,185**	**657**
Taxes		45	-40
Net profit for the year		**1,230**	**617**
		31 Dec	31 Dec
Balance sheet	Note	2003	2002
Shares in subsidiaries	1	18,381	9,087
Long-term receivables	2	89	851
Current assets		1,799	1,437
Total assets		**20,269**	**11,375**
Shareholders' equity	4	9,719	9,511
Untaxed reserves		134	128
Provisions		15	11
Other liabilities	3	10,401	1,725
Total shareholders' equity and liabilities		**20,269**	**11,375**

Movements in shareholders' equity, EURm	2003			2002		
	Restricted equity	Unrestricted equity	Total equity	Restricted equity	Unrestricted equity	Total equity
Shareholders' equity at 1 January	5,467	4,044	9,511	5,453	4,274	9,727
Dividend		-673	-673		-682	-682
Conversion of convertible loans				14		14
Reduction of share capital	-23	23	-			
Repurchase of own shares		-458	-458		-190	-190
Adjustment		-61	-61			
Group contribution, net		170	170		25	25
Net profit		1,230	1,230		617	617
Shareholders' equity at 31 December	**5,444**	**4,275**	**9,719**	**5,467**	**4,044**	**9,511**

Note 1

The increase is mainly related to the purchase of Nordea Bank Sweden AB (publ), Nordea Bank Danmark A/S and Nordea Bank Norge ASA amounting to EUR 9,400m.

Note 2

A subordinated loan (USD 50m) issued by Nordea Bank Finland Plc was acquired in February 2003. Repayment of subordinated loan was made in July 2003 by EUR 800m.

Note 3

The increase in other liabilities include borrowings for financing the purchase of Nordea Bank Danmark A/S, Nordea Bank Sweden AB (publ) and Nordea Bank Norge ASA. At year-end most of the financing had a maturity of less than three months.

Note 4

The Company's share capital on 31 December 2003 was EUR 1,160,460,823.12 (2,928,108,227 shares with a nominal value of EUR 0.39632).

The Annual General Meeting (AGM) decided on 24 April 2003 to reduce the share capital by EUR 22,593,410.56 corresponding to the 57 million repurchased own shares held at the end of 2002. The cancellation was registered in early October 2003. The reduction has been made through retirement without repayment. Nordea AB (publ) has repurchased 81,608,500 of own shares during November and December 2003.

Cash flow statement

EURm	2003	2002
Cash flow from operating activities before changes in operating assets and liabilities	-141	-170
Changes in operating assets and liabilities	1	-146
Cash flow from operating activities	**-140**	**-316**
Cash flow from investing activities	-7,863	408
Cash flow from financing activities	8,041	-465
Cash flow for the year	**38**	**-373**
Cash and cash equivalents at beginning of period	**57**	**430**
Cash and cash equivalents at end of period	**95**	**57**
Change	**38**	**-373**

Wednesday 18 February 2004

Lars G Nordström
President and Group CEO

- A conference call with management will be arranged on 18 February 2004 at 18.00 pm, CET. (Please dial +44 (0) 207 769 6432 ,access code Nordea, ten minutes in advance.)
- This interim report is available on the Internet (www.nordea.com).
- A slide presentation is available on the Internet.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Sigurd Carlsen, Head of Investor Relations	+46 8 614 7852	(or +46 70 204 9878)
Erik Evrén, Chief Communication Officer, Sweden	+46 8 614 8611	(or +46 70 946 5389)

Financial calendar:
The Annual General Meeting will be held on 31 March.
The interim report first quarter 2004 will be published on 28 April.
The interim report second quarter 2004 will be published on 18 August.
The interim report third quarter 2004 will be published on 27 October.

The Nordea annual report will be available on www.nordea.com around 1 March.

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 516406-0120 formerly 556547-0977

www.nordea.com

Press Releases: Items 15 through 60

Copenhagen, Helsinki, Oslo, Stockholm, Warsaw, 22 June 2005 1(1)

Nordea strengthens market position in Poland

Nordea has signed an agreement to purchase Sampo's Polish life and pension companies. The acquisition will further enhance Nordea's platform for continued profitable growth in the Polish market.

The transaction is expected to be completed in the fourth quarter this year following approval by the relevant authorities. The purchase price is EUR 95m, and includes the two companies Sampo PTE and Sampo Life S.A in Poland.

Sampo PTE is the fifth largest pension fund in Poland. It operates within the fast growing individual compulsory pension market*, which is a new pension segment for Nordea in Poland. Sampo Life, a traditional life company, will be merged into Nordea's Polish life company, Nordea Zycie.

Nordea acquires a customer base of 556,000 active pension savers with assets under management of approximately EUR 600m.

"The compulsory pension system is one of the fastest growing segments of the long-term savings market in Poland with an expected growth rate of around 20 per cent annually", says Allan Polack, Head of Life & Pensions in Nordea. "It offers stable monthly savings flows into pension funds and it is without traditional guaranteed returns. In addition, Poland is expected to have stable GDP growth leading to increased welfare and subsequently a high demand for savings products", concludes Allan Polack.

Through the transaction Nordea more than doubles its customer base in Poland to 925,000. This creates the possibility for Nordea Bank Polska to offer its products to the new customer base. In addition Nordea will become a full service provider of savings-related products also offering life and pension products to its existing customer base.

The effect on Nordea's earnings per share and return on equity will be negligible. The acquisition will create the platform for growth in embedded value of around EUR 20m annually from 2005.

Press briefings
Press briefings will be held today:
At 14.00 CET in Nordea, Smålandsgatan 24 in Stockholm with Christian Clausen, Head of Asset Management & Life

At 13.00 CET in Nordea in Poland: Radisson Hotel, Grzybowska 24, Warsaw with Allan Polack, Head of Life & Pensions, and Thomas Neckmar, Head of Nordea in Poland and the Baltic countries

For further information:
Allan Polack, Head of Life & Pensions, +45 22 15 39 60
Johan Ekwall, Head of Investor Relations, +46 8 614 7852 or +46 70 607 9269
Ann-Leena Mikiver, Communication Partner Poland and Baltic countries, +46 8 614 9007

**The Polish corporate pension system is compulsory for all employees born after 1 January 1969, and all future entrants into the labour market must contribute 7.3 per cent of their gross salary into a single pension fund chosen by the employee. The employer finances the pension fees.*

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 7 June 2005 1(1)

Nordea sells its shares in Pan Fish - Flagging

On 6 June 2005, Nordea Bank Norge ASA ("Nordea") received an offer to acquire all of Nordea's 567,291,209 shares in Pan Fish ASA ("Pan") at a price per share of NOK 1.35, totalling NOK 765,843,132. In addition, the offer includes all of the 20,403,869 shares in Pan that Nordea may acquire through a conversion of the bank's subordinated convertible loan to Pan of NOK 45,908,705.25.

Nordea will receive a total consideration and a financial gain of NOK 793,388,355 resulting from the offer.

The offer has been made by Greenwich Holdings Limited ("Greenwich"), a company controlled by Mr John Fredriksen.

If Greenwich puts forward a voluntary or mandatory offer to acquire all outstanding shares in Pan within 6 September 2005 at a higher price per share than NOK 1.35, Nordea shall receive an additional consideration which equals the difference between such higher price per share and NOK 1.35 per share, multiplied by the number of shares in Pan included in Greenwhich's offer to Nordea.

Nordea has accepted the offer and will today give notice to Pan for conversion of the subordinated convertible loan into 20,403,869 new shares in Pan. The transaction with Greenwich will be completed with settlement to take place immediately. After the transaction has been completed, Nordea will own 0 shares in Pan.

Nordea still has a portion of a short term convertible loan to Pan amounting to NOK 41,952,169, that may be converted into new shares in Pan at a conversion price of NOK 2.00 per share, which will give Nordea a right to subscribe for up to 20,976,084 new shares in Pan, or approximately 1.69%.

- In connection with the refinancing of Pan Fish at the turn of the year 2002 and 2003, Nordea and the other banks in the Pan Fish loan syndicate became shareholders of the company. Nordea's intention has always been to sell its Pan Fish shares to a company which will take a long term view in further operating the fish farming company. In our opinion the new owner will contribute in a positive way to the future development of Pan Fish. We regard the offer for our shares in Pan Fish as fair, and have hence accepted this, says Tom Ruud, member of Group Executive Management in Nordea.

For further information:

Tom Ruud, member of Group Executive Management, +47 22 48 08 48
Kjell J Flø, Chief Communication Officer, Norway, +47 22 48 50 24

Successful subordinated bond issuance for Nordea in the US market

Nordea Bank AB has successfully launched USD 600 million Tier 1 capital securities in the US market.

The non-cumulative perpetual capital contribution securities pay a semi-annual coupon of 5.424% for the first ten years. The securities, which may be redeemed in year ten, subject to approval from the Swedish Financial Supervisory Authority, will be classified as Tier 1 capital.

The securities were launched and priced within the same day. Credit Suisse First Boston, JP Morgan and Merrill Lynch acted as Joint Lead Managers and Nordea Markets as Co-Manager.

"We are pleased to recognise that Nordea's strong brand name and excellent perception in the US market allow a quick execution on favourable conditions. This makes it possible to capture the positive momentum in the market," says Arne Liljedahl, Group CFO at Nordea.

The transaction was placed with US institutional investors. This is the third Tier 1 issue for Nordea in the US market. The value date for the transaction is 20 April.

Following this transaction Nordea's Tier 1 capital ratio increases by 0.3%. By year end 2004 total Tier 1 capital in Nordea was 7.3%.

Since hybrid capital under the current framework is limited to 15% of total Tier 1 capital Nordea has now used the main part of the total scope for hybrid capital.

For further information:
Arne Liljedahl, Group CFO +46 8 614 7996
Jakob Grinbaum, Head of Treasury +46 8 614 7891
Johan Ekwall, Head of Investor Relations +46 8 614 7852

Annual General Meeting of Shareholders in Nordea 2005

Today's Annual General Meeting of Nordea Bank AB (publ) approved the income statement and balance sheet for 2004. The general meeting decided on a dividend payment in the amount of 0.28 euro per share and that the record date would be 13 April 2005. Payment is expected to be made on 20 April 2005.

The Board and the President and Group CEO were discharged from liability for the year 2004.

Kjell Aamot, Harald Arnkværn, Hans Dalborg, Gunnel Duveblad, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström, Jørgen Høeg Pedersen, Timo Peltola and Maija Torkko were reelected for the time period up to the next Annual General Meeting and Anne Birgitte Lundholt was elected new member of the board for the same period. Hans Dalborg was elected chairman of the board. At the subsequent constituent meeting of the board Timo Peltola was elected deputy chairman of the board and it was registered that the employee representatives will be Bertel Finskas, Liv Haug, Nils Q Kruse and Rauni Söderlund.

Anne Birgitte Lundholt is born in 1952. She is a Bachelor of Commerce in International Business Economy and Trade and a Master of Political Science. Anne Birgitte Lundholt has been President and Chief Executive Officer of Danish Bacon and Meat Council since 1997. From 1993 to 1997 she held a seat in the Danish Folketing for the Conservatives. In 1989 she was appointed minister for industry, shipping and consumer affairs, and from 1990 she was also minister for energy. Before becoming a politician Anne Birgitte Lundholt worked in the textile and furniture industry. She is a board member of Orkla ASA and Chr. Hansen A/S.

Remuneration shall amount to 220,000 euro for the chairman, 90,000 euro for the vice chairman and 70,000 euro per member to other members. In addition, remuneration shall be paid for extraordinary board meetings in the amount of 1,000 euro per meeting and for committee meetings 1,000 euro per meeting. Remuneration shall not be paid to members who are employed by the Nordea Group.

Auditors' remuneration shall be payable according to invoice.

The general meeting, for the period until the end of the next annual general meeting, decided to establish a nomination committee with the task to present proposals for the general meeting for the election of board members, chairman of the board and auditor, as well as remuneration to the aforementioned. The nomination committee shall consist of the chairman of the board of directors and four other members. Shareholders with the four largest shareholdings in Nordea shall be entitled to appoint one member each. The nomination committee is entitled to co-opt a maximum of three persons who in respect of the work of the committee possess the required knowledge and experience of the social, business and cultural conditions that prevail in the regions and market areas in which the group's main business operations are conducted. The committee will be constituted on the basis of the known shareholding in the bank as per 30 September 2005. A co-opted member is entitled to remuneration from the bank for work carried out as well as compensation for costs incurred, as decided by the committee. The nomination committee shall be entitled to employ, at the

bank's expense, a recruitment consultant or any other resource that the committee finds necessary in order to perform its duties.

The general meeting decided on a proposal to amend the articles of association to the effect that the objective of the bank's operations is adjusted to the new Banking and Financing Business Act

Furthermore, the general meeting resolved that the share capital shall be reduced by 55,548,131.94 euro, meaning that the share capital after the execution of the reduction will amount to 1,072,569,610.46 euro. The reduction shall be made through retirement, without repayment, of the 140,159,800 shares that have been repurchased and are being held by Nordea. The reduction capital shall be allocated to funds to be utilised pursuant to a resolution by a general meeting of shareholders.

The general meeting resolved to authorise the board of directors, for the period until the next annual general meeting of shareholders, to decide on acquisitions of shares in the bank on a stock exchange where the bank's shares are listed, or by means of an acquisition offer directed to all shareholders in the bank up to one-tenth of the total number of shares in the bank. Acquisition of shares in the bank on a stock exchange may only be made within the price interval registered at any time on the stock exchange in question between the highest purchase price and the lowest selling price. Acquisition of shares in the bank according to an acquisition offer directed towards all shareholders may be made at a price which does not exceed the stock exchange share price at the time of the offer with an addition of 30 per cent at the highest. Acquisitions shall primarily be paid for with means from funds reserved according to decisions by general meetings of shareholders in connection with retirement of shares previous repurchased. The board of directors declares that the bank's earning capacity remains strong and that a successively strengthened capital situation can be expected. The aim of the acquisition of own shares is to convey back funds to the shareholders and thus longer term to increase earnings per share.

The general meeting furthermore resolved that Nordea, in order to facilitate its securities business, up until the next annual general meeting of shareholders, may purchase own shares. However, with the limitation that such shares must never exceed one per cent of the total number of shares in the bank. The aggregate number of own shares held by the bank must never exceed ten per cent of the total number of shares in the bank. The price for acquired shares shall equal the market price prevailing at the time of the acquisition.

The general meeting approved the following principles for remuneration and other terms of employment for Group Executive Management (President and managers reporting to him who are also members of Group Executive Management). Nordea maintains remuneration levels and other conditions needed to recruit and retain members of Group Executive Management with competence and capacity to deliver according to Group targets. Remuneration and conditions in line with market levels are thus the overriding principle for Group Executive Management compensation.

Fixed salaries are paid for fully satisfactory performance. In addition variable salary parts can be offered to reward performance meeting requirements in relation to clear objectives and within transparent programmes. The variable salary shall as a general rule not exceed 50 per cent of the fixed salary and shall depend on the extent to which predetermined objectives have been reached in combination with the level of return on equity or other financial targets reached.

Non-monetary benefits are given as a means to facilitate Group Executive Management members' performance. The level of these benefits are determined by what is considered fair in relation to general market practice. The members of Group Executive Management shall be offered retirement benefits in accordance with market practice in the country of which they are permanent residents. Notice and severance pay in total shall not exceed 24 months' salary.

For further information:

Torben Laustsen, Head of Group Identity and Communications, +46 8 614 7916
Johan Ekwall, Head of Investor Relations, +46 8 614 7852

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 22 March 2005 1(1)

IFRS seminar with Nordea

Following the introduction of new accounting standards according to International Financial Reporting Standards (IFRS), Nordea Group's consolidated financial statements will, as previously communicated, be affected. In the Year-end Report for 2004 and in the Annual Report for 2004 the main effects on the opening balance 2005 and the reported earnings have already been described.

In addition to the effects of the new standards, the presentation format of Nordea's account will be changed, including reclassifications of the balance sheet as well as certain income and expenses. Such reclassifications will, however, not affect the reported profits or Nordea's overall financial position.

In order to simplify the interpretation of the Q1 report 2005, the new format of the income statement and the quarterly pro forma numbers for 2004 will be presented in more detail at an analyst seminar prior to the interim report. The reclassification effects will also be described in more detail.

The presentation will be followed by a Q & A-session.

Analyst seminar
Date: 7 April 2005
Time: 11.00-13.00 CET
Place: Smålandsgatan 17, 7th floor, Stockholm

Participation through international telephone conference
It is also possible to participate live through an international telephone conference, whereby it is possible to put questions to the speakers. To participate dial: +44 (0) 207 769 6432 at the latest ten minutes in advance (10.50 CET). Access code is Nordea.

The seminar can also be monitored live on www.nordea.com where you also will be able to find the presentation material.

Arne Liljedahl, Group CFO, Sigurd Carlsen, Head of Group Finance and Johan Ekwall, Head of Investor Relations, will be present.

An indexed on-demand replay will be available on www.nordea.com. A replay will also be available by dialing +44 (0) 207 769 6425, access code 505476#, through 14 April.

To attend: please contact Birgitta Lindqvist, e-mail birgitta.lindqvist@nordea.com or telephone +46 (8) 614 78 51. We appreciate your notification no later than 5 April.

For further information
Johan Ekwall, Head of Investor Relations, +46 8 614 7852
Boo Ehlin, Chief Communication Officer Sweden, +46 8 614 8464

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 21 March 2005 1(1)

Repurchase of own shares completed

Nordea has completed the repurchase of own shares in relation to the decision by the Board of Directors on 27 October 2004. A total of 139 million shares, or approximately 5% of the total shares in the company, have been repurchased.

The Board of Directors has proposed the annual general meeting ("AGM"), to be held 8 April 2005, to decide on a new mandate to repurchase a maximum of 10% of own shares until the next AGM.

For further information:
Arne Liljedahl, Group CFO and Executive Vice President, +46 8 614 7996
Johan Ekwall, Head of Investor Relations, +46 8 614 7852
Boo Ehlin, Chief Communication Officer, +46 8 614 8464

FLAGGING

To
the stock exchanges in Copenhagen, Helsinki and Stockholm

In connection with the present repurchase programme Nordea Bank AB (publ) has acquired own shares whereby the nominal value of own shares in possession of the Nordea Group now exceeds six per cent of the company's share capital and thereby the threshold in Section 28 of the Danish Securities Trading Act.

The Nordea Group's holdings of own shares now amounts to 177,377,618 shares. Pursuant to Section 28 of the Danish Securities Trading Act, the Nordea Group per 7 December 2004 announced possession of 116,459,971 own shares.

Stockholm, 8 March 2005

Nordea Bank AB (publ)

Maria Snöbohm
Legal counsel
(tel + 46 8 614 72 43)

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 2 March 2005 1(1)

Annual Report and Annual Review 2004

Nordea's Annual Report and Annual Review for 2004 will be available on www.nordea.com today Wednesday, 2 March 2005.

The printed reports will be available in mid-March.

A summary of the Annual Review is available in Danish, English, Finnish, Norwegian and Swedish. It can be downloaded on www.nordea.com. The summaries will also be available at the branch offices in mid-March.

For further information:
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 7916
Torun Litzén, Investor Relations, +46 8 614 7850

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million Nordic customers and 1,198 branch offices. The Nordea Group is a world leader in Internet banking, with 4 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 1 March 2005 1(8)

Annual General Meeting of Nordea on 8 April

The Board of Directors of Nordea Bank AB (publ) has today summoned its shareholders to the Annual General Meeting to be held on Friday, 8 April 2005, in Aula Magna, Stockholm University at 10.00 (CET). Shareholders can also participate through telecommunication in Copenhagen at Bella Center at 10.00 (CET) and in Helsinki at Messukeskus at 11.00 (Finnish time).

The notice convening the Annual General Meeting is published in Dagens Nyheter, Post- och Inrikes Tidningar, Svenska Dagbladet, Berlingske Tidende, Jyllands-Posten, Statstidende, Helsingin Sanomat and Hufvudstadsbladet. The notice is also available on Nordea's website www.nordea.com.

For further information:
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 79 16

The shareholders of Nordea Bank AB (publ) are hereby summoned to the Annual General Meeting of Shareholders on Friday 8 April 2005

The annual general meeting will be held at 10.00 Swedish time in the Aula Magna, Stockholm University, Frescativägen 10, Stockholm.

The shareholders may also participate in the annual general meeting through telecommunication

- at 11.00 Finnish time in the Messukeskus, Messuaukio 1, Helsinki
- at 10.00 Danish time in the Bella Center, Center Boulevard 5, Copenhagen.

Registration of participation at the annual general meeting will be terminated at the opening of the annual general meeting.

The premises will open at 08.15 local time in both Stockholm and Copenhagen, and at 09.15 local time in Helsinki. At 09.00 in Copenhagen and Stockholm and 10.00 in Helsinki, the executive management will hold an information meeting and will then answer questions from the shareholders.

Common instructions to all shareholders

Shareholders who wish to participate in the annual general meeting shall be entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 29 March 2005. The following shareholders therefore must temporarily re-register their shares in their own names with VPC AB in Sweden to be entitled to participate at the annual general meeting.

- Shareholders whose shares are held in trust in Sweden
- Shareholders who are holders of Finnish Depositary Receipts in Finland
- Shareholders who are holders of shares registered in Værdipapircentralen in Denmark

Such re-registration will be completed at VPC AB in Sweden by 29 March 2005. This means that the shareholder shall, in good time prior to this date, inform the trustee about this.

Instructions to holders of shares registered in VPC AB in Sweden

Notification of participation in the annual general meeting shall be made to Nordea Bank AB (publ) (the "Bank") at the latest on 4 April 2005 at 13.00 Swedish time at the following address: Nordea Bank AB (publ), Custody Operations, A 204, SE-105 71 Stockholm, or by telephone +46 8 614 97 10, or by fax: +46 8 791 76 45, or on the Internet at the following address: www.nordea.com.

Instructions to holders of Finnish Depositary Receipts (FDR) in Finland

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 23 March 2005 at 16.00 Finnish time to Nordea Bank Finland Apb, 2698 Corporate Actions, 00020 Nordea, or by telephone +358 9 165 51398 or +358 9 165 51406 or fax +358 9 637 256, or on the Internet at the following address: www.nordea.com.

Shareholders, whose shares are registered in the shareholders' own names with VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 4 April 2005 at 14.00 Finnish time in the above-mentioned manner.

Instructions to holders of shares registered in Værdipapircentralen in Denmark

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 23 March 2005 at 12.00 noon Danish time to one of Nordea Bank Danmark's branch offices, or to Nordea Bank Danmark A/S, Issuer Services, H.H., P.O. Box 850, 0900 Copenhagen C, or by telephone +45 33 33 33 01 or fax +45 33 33 10 31, or on the Internet at the following address: www.nordea.com.

At the re-registration, each shareholder should state in which financial institute the shares are registered and the account number.

Shareholders, whose shares are registered in the shareholders' own names with VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 4 April 2005 at 13.00 Danish time in the above-mentioned manner.

Other information

When giving notice of participation, each shareholder should state in which place participation will take place.

Shareholders, who have their shares registered in more than one country, should state this at the time of notification of participation.

Representation by proxy
Shareholders, who are represented by a proxy, shall issue a written, dated proxy for the representative. The proxy is valid for one year after its execution. The proxy in original should be presented to the Bank at one of the above-mentioned addresses in good time prior to the annual general meeting. If the proxy is issued by a legal entity, a certified copy of the registration certificate or an equivalent certificate of authority shall be submitted.

Advisers
Shareholders or their proxies may bring at most two advisers to the annual general meeting. An adviser to a shareholder may be brought to the annual general meeting only if the shareholder gives notice the Bank of the number of advisers in the manner mentioned above in connection with the shareholder's notification of participation.

Proposed agenda

1. Election of a chairman for the general meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of at least one minutes checker.
5. Determination whether the general meeting has been duly convened.
6. Submission of the annual report and consolidated accounts, and of the audit report and the group audit report.
   In connection herewith: presentation of the board of directors' work and speech by the Group CEO.
7. Adoption of the income statement and the consolidated income statement, and the balance sheet and the consolidated balance sheet.
8. Decision on dispositions of the Bank's profit according to the adopted balance sheet.
9. Decision regarding discharge from liability for the members of the board of directors and the managing director.
   (The auditor recommends discharge from liability)
10. Determination of the number of board members.
11. Determination of fees for board members and auditors.
12. Election of board members and chairman of the board.
13. The nomination committee's proposal for a decision on the establishment of a nomination committee.
14. The board of directors' proposal for a decision on amendment to § 3 of the articles of association.
15. The board of directors' proposal for a decision on reduction of share capital.
16. The board of directors' proposal for a decision on authorisation for the board of directors to decide on acquisition of shares in the Bank.
17. The board of directors' proposal for a decision on the purchase of own shares according to chapter 4 section 5 of the Swedish Securities Business Act (1991:981)
18. Approval of the board of directors' proposal regarding the principles for remuneration and other terms of employment for Group Executive Management.

Decision Proposals etc

1. Election of a chairman for the general meeting

The nomination committee's proposal: Claes Beyer, member of the Swedish Bar Association.

8. Dispositions of the Bank's profit according to the adopted balance sheet

The board of directors and the managing director propose that the amount of 4,162,098,616 euro, which is at the annual general meeting's disposal according to the Bank's balance sheet, should be disposed so that 765,756,663 euro is distributed to the shareholders as dividend and 3,396,341,953 euro is carried forward. Accordingly, it is proposed that the dividend should amount to 0,28 euro per share, and further, that the record date for dividend should be 13 April 2005. With this record date, the dividend is scheduled to be sent out by VPC AB on 20 April 2005.

10. Determination of the number of board members

The nomination committee's proposal: The number of board members, for the period until the end of the next annual general meeting of shareholders, shall be eleven.

11. Determination of fees for board members and auditors

The nomination committee's proposal: Fees for the board members shall be paid, partly as a fixed amount per member, and partly as remuneration for extraordinary board meeting and for committee meeting in which the member participates. By extraordinary board meeting is meant a meeting in addition to the eleven ordinary meetings that the board holds until the next annual general meeting of shareholders. Remuneration shall not be paid to members who are employed by the Nordea Group.

Remuneration shall amount to 220,000 euro for the chairman, and 90,000 euro for the vice chairman and 70,000 euro per member to other members. In addition, remuneration shall be paid for extraordinary board meetings in the amount of 1,000 euro per meeting and for committee meetings 1,000 euro per meeting.

The nomination committee's proposal: The auditor's fee shall be paid as per account.

Shareholders representing approximately 40 per cent of the votes of all shares in the Bank have declared their support of the proposals.

12. Election of board members and the chairman of the board

The nomination committee's proposal: For the period until the end of the next annual general meeting of shareholders Kjell Aamot, Harald Arnkværn, Hans Dalborg, Gunnel Duveblad, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström, Jørgen Høeg Pedersen, Timo Peltola and Maija Torkko shall be re-elected as board members, and Anne Birgitte Lundholt shall be elected as board member. For the period until the end of the next annual general meeting of shareholders, Hans Dalborg shall be elected chairman. If Hans Dalborg's assignment as chairman of the board is discontinued prematurely, the board of directors shall elect a new chairman.

Shareholders representing approximately 40 per cent of the votes of all shares in the Bank have declared their support of the proposal.

13. Establishment of a nomination committee

The nomination committee's proposal: The general meeting, for the period until the end of the next annual general meeting, decides to establish a nomination committee with the task to present at the coming general meeting, where election shall take place of board member and/or auditor and/or

decision shall be made regarding fees for board member and/or auditor, proposals to the general meeting for such decisions. The nomination committee shall consist of the chairman of the board of directors and four other members. The committee shall elect its chairman among themselves. The chairman of the board may not serve as chairman of the nomination committee. Shareholders with the four largest shareholdings in the Bank shall be entitled to appoint one member each. The nomination committee is entitled to co-opt a maximum of three persons who in respect of the work of the committee possess the required knowledge and experience of the social, business and cultural conditions that prevail in the regions and market areas in which the group's main business operations are conducted. Co-opted members do not participate in the nomination committee's decisions. The committee will be constituted on the basis of the known shareholding in the Bank as per 30 September 2005. A co-opted member is entitled to remuneration from the Bank for work carried out as well as compensation for costs incurred, as decided by the committee.

Shareholders representing approximately 40 per cent of the votes of all shares in the Bank have declared their support of the proposal.

14. Amendment to § 3 of the articles of association

§ 3

Current wording	**Proposed wording**
The object of the company is to conduct banking business. The company may carry on business according to Chapter 2 sections 1 and 2 of the Banking Business Act (1987:617), including the following lines of business: 1. deposits and advances of money, 2. issuing of guarantees, 3. payment agency, 4. providing of means of payment, 5. credit agency, 6. factoring, 7. financial leasing of movable property, 8. securities business in accordance with the Security Business Act (1991:981), 9. business in accordance with the Security Funds Act (1990:1114), 10. pension savings business in accordance with the Individual Pension Savings Act (1993:931), 11. executor and trustee business, 12. leasing of bank- and service safe-deposit boxes and acceptance of securities and valuables for safe custody, 13. furnishing of credit information, 14. foreign exchange trading, 15. documentary credit business, 16. company guidance and agency for purchases and sales of companies, 17. debt-collection business, 18. agency for purchases, sales and mortgaging of real property and site-leasehold rights, 19. management of real estate and site-leasehold rights,	The object of the company is to conduct such banking business referred to in Chapter 1 section 3 of the Banking and Financing Business Act (SFS 2004:297). In this provision it is stated that banking business means business which includes: 1. payment services via general payment systems; and 2. receipt of funds which, following notice of termination, are available to the creditor within not more than 30 days. The object of the company is further to conduct financing operations and operations naturally connected therewith in accordance with Chapter 7 section 1 of the Banking and Financing Business Act. According to these provisions the bank may, in its operations, *inter alia*: 1. borrow funds, for example by accepting deposits from the general public or issuing bonds or other comparable debt instruments; 2. grant and broker loans, for example in the form of consumer credit and loans secured by charges over real property or claims; 3. participate in financing, for example by acquiring claims and leasing personal property; 4. negotiate payments; 5. provide means of payment; 6. issue guarantees and assume similar obligations; 7. participate in the issuance of securities; 8. provide financial advice; 9. hold securities in safekeeping; 10. conduct letters of credit operations;

20. trading in gold on behalf of customers,
21. accounting services,
22. transportation of valuables,
23. providing of information technology services,
24. acting as intermediary concerning insurance's,
25. providing of postal services after permit being granted.

The company shall further, in its capacity as parent company, attend to and be responsible for overarching functions in the group, such as management, supervision, risk management and staff functions.

11. provide bank safety deposit services;
12. engage in currency trading;
13. engage in securities operations subject to the conditions prescribed in the Securities Operations Act (SFS 1991:981); and
14. provide credit information subject to the conditions prescribed in Credit Information Act (SFS 1973:1173).

The company shall further, in its capacity as parent company, attend to and be responsible for overarching functions in the group, such as management, supervision, risk management and staff functions.

15. Reduction of share capital

The board of directors' proposal: The general meeting resolves that the share capital of the Bank shall be reduced by 55,548,131.94 euro, meaning that the share capital after the execution of the reduction will amount to 1,072,569,610.46 euro. The reduction shall be made through retirement, without repayment, of the 140,159,800 shares that have been repurchased and are being held by the Bank. The reduction capital shall be allocated to funds to be utilised pursuant to a resolution by a general meeting of shareholders.

16. Authorisation of the board of directors to decide on acquisition of shares in the Bank

The board of directors' proposal: The general meeting authorises the board of directors, for the period until the next annual general meeting of shareholders, to decide on acquisitions of shares in the Bank on a stock exchange where the Bank's shares are listed, or by means of an acquisition offer directed to all shareholders in the Bank, up to a number resulting in that the Bank's holding of shares in the Bank will not at any time exceed one-tenth of the total number of shares in the Bank. Acquisitions shall be paid for primarily with money from funds appropriated by an annual general meeting in connection with the reduction of share capital through the retirement of previously repurchased shares. The board of directors declares that the Bank's earning capacity remains strong and that a successively strengthened capital situation can be expected. The aim of the acquisition of own shares is to return funds to the shareholders and accordingly increase the long-term result per share.

17. Purchase of own shares according to chapter 4, section 5 of the Swedish Securities Business Act (1991:981)

The board of directors' proposal: The general meeting resolves that the Bank, in order to facilitate its securities business, up until the next annual general meeting of shareholders, may purchase own shares according to chapter 4 section, 5 of the Swedish Securities Business Act (1991:981). However, with the limitation that such shares must never exceed one per cent of the total number of shares in the Bank. The aggregate number of own shares held by the Bank must never exceed ten per cent of the total number of shares in the Bank. The price for acquired shares shall equal the market price prevailing at the time of the acquisition.

18. The principles for remuneration and other terms of employment for Group Executive Management.

The board of directors' proposal: Nordea shall adhere to the remuneration levels and terms of employment that are required to recruit and retain an executive management with competence and capacity to attain the set goals. A fixed salary is paid for satisfactory work. In addition, it shall be possible to offer variable salary, which rewards clearly goal-related performance in a simple and transparent structure. Variable salary must not in general exceed 50 per cent of a fixed salary and will depend on the extent to which previously agreed targets have been fulfilled. Variable salaries are determined by the extent to which personal goals have been fulfilled in combination with the level of return on equity achieved or other financial targets.

Non-monetary benefits shall facilitate members of the management in their work performance and should correspond to what may be considered reasonable in relation to established practice in the market. Pension conditions shall also be adapted to conditions on the market in relation to the situation in the country where the member of the executive management permanently resides. Notice and severance pay may not all in all exceed 24 months' pay.

The above principles shall include the managing director and the managers who report to him and who are also members of Group Executive Management.

The general meeting of shareholders 2004 decided to establish a nomination committee whose task it is to draw up proposals for the election of board members and, where appropriate, auditors as well as remuneration to the board members and auditors. The nomination committee has comprised Eva Halvarsson, representative of the Swedish state as a shareholder, Staffan Grefbäck, representative of Alecta pension insurance as a shareholder, Mogens Hugo Jørgensen, representing Nordea Danmark-fonden as a shareholder, Hans Dalborg, chairman of the board of directors, and Juha Rantanen, appointed by the committee. Eva Halvarsson has served as the committee's chairman.

Shareholders in the nomination committee have submitted proposals according to items 1 and 10-13 on the proposed agenda.

The accounts and the auditor's report and the complete proposals regarding items 13-18, along with the report of the nomination committee's work, will be available at the Bank, address Hamngatan 10, Stockholm, Sweden, and at Nordea Bank Finland Abp, address Alexanterinkatu 36 B, Helsinki, Finland, and at Nordea Bank Danmark A/S, address Strandgade 3, Copenhagen C as from 23 March 2005, and will be sent free of charge to shareholders requesting such information and stating their postal address. The documents will also be available on the Bank's home page on the Internet at the address www.nordea.com from the same date.

Stockholm, March 2005
The Board of Directors

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 23 February 2005 1(3)

Nordea's Annual General Meeting will be held on 8 April 2005

The annual general meeting of shareholders (AGM) of Nordea Bank AB (publ) (Nordea) will be held on Friday 8 April 2005 in Aula Magna, Stockholm University at 10.00 (CET). Shareholders can also participate, through telecommunication, in Helsinki at Messukeskus at 11.00 Finnish time and in Copenhagen in Bella Center at 10.00 (CET).

The following are the Board of Directors' proposals to the AGM as well as the proposals by the Nomination Committee including that of a new board member, Anne Birgitte Lundholt, CEO of the Danish Bacon and Meat Council (DBMC) and a former Minister of the Danish Government.

Proposals to the AGM

Amendment of the Articles of Association

The Board of Directors proposes to amend § 3 of the articles of association describing the nature of the bank's business operations. The reason for the proposal is the new Swedish Act on Banking and Financing Business that entered into force on 1 July 2004.

Reduction of the share capital

The Board of Directors proposes to reduce the share capital corresponding to the repurchased own shares held by Nordea, 140,159,800 shares, through retirement of those shares. The amount of the reduction, EUR 55,548,131.94, shall be transferred to funds to be used according to a decision by a general meeting of shareholders. The share capital will amount to EUR 1,072,569,610.46 after the reduction of share capital.

Repurchase of own shares

In order to increase the earnings per share in the long term by redistributing funds to the shareholders, the Board of Directors proposes to renew the ten per cent authorisation to repurchase own shares on a stock exchange where the bank's shares are listed, or by means of an acquisition offer directed to all the bank's shareholders. Acquisition of shares on a stock exchange may only be made within the price interval registered at any time, that is the interval between the highest purchase price and the lowest selling price. Acquisition of shares according to an acquisition offer directed towards all shareholders may be made with a premium of up to 30 per cent.

Purchase of own shares in the securities business

The Board of Directors proposes that Nordea shall on an ongoing basis be able to purchase own shares to facilitate its securities business. The holdings of such shares may not exceed one per cent of all shares in the company.

Nordea

Remuneration principles of the executive management
A proposal for remuneration principles and other terms of employment of the executive management is put forward to the AGM, the details of which will be presented in the notice.

Proposals by the Nomination Committee

The Nomination Committee, established following a resolution by the 2004 AGM, consists of: Eva Halvarsson, Chairman of the Committee and representing the Swedish state, Staffan Grefbäck, representing Alecta, Mogens Hugo Jørgensen, representing Nordea Danmark-fonden, Hans Dalborg, Chairman of the Board of Directors, and Juha Rantanen, appointed by the Committee.

Election of board members and board chairman
It is proposed to re-elect Kjell Aamot, Harald Arnkværn, Hans Dalborg, Gunnel Duveblad, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström, Jørgen Høeg Pedersen, Timo Peltola and Maija Torkko and to elect Anne Birgitte Lundholt board members until the next annual general meeting. It is further proposed by the shareholders in the Nomination Committee to elect Hans Dalborg chairman of the Board of Directors.

Anne Birgitte Lundholt proposed new board member
Anne Birgitte Lundholt is CEO of the Danish Bacon and Meat Council (DBMC) since 1997. In 1989 Anne Birgitte Lundholt was appointed Minister for Industry, Trade, Sea Transportation and Consumers in the Danish Government, from 1990 also Minister for Energy, and from 1993 to 1997 she was a Member of the Danish Parliament representing the Conservative Party. Before entering politics Anne Birgitte Lundholt worked within the textile and furniture businesses. She is a member of the boards of directors of Orkla ASA and Chr. Hansen A/S.

Fees for board members and auditor
The Nomination Committee proposes that the fee for the board members shall be: EUR 220,000 for the chairman, EUR 90,000 for the vice chairman and EUR 70,000 per other board member. In addition, each board member shall receive EUR 1,000 per meeting for extraordinary board meetings and for committee meetings. Board members who are employed by the Nordea Group shall not be entitled to any fee. Further, the fee for the auditor shall be paid as per account.

Establishment of a Nomination Committee
The shareholders in the Nomination Committee propose to establish a new nomination committee with the task to prepare proposals for board members, board chairman and fees for board members and auditors to the annual general meeting in 2006.

The Nomination Committee will present its proposals and the reasons therefore, along with a report on its work, at the general meeting. The report will be made available at Nordea's homepage on about 23 March.

Notice of the AGM
The notice is scheduled to be published in newspapers in Sweden, Finland and Denmark and on Nordea's home page around 1 March. The notice will contain details of the registration procedure, the proposed agenda and the main contents of the proposals to the AGM.

Annual report
Nordea's annual report will be published on the Internet during week 10 at www.nordea.com. The annual report is available in print as from week 12.

For further information:
Hans Dalborg, Chairman of the Board, +46 8 614 7801
Torben Laustsen, head of Group Identity and Communications, +46 8 614 7916
Johan Ekwall, head of Investor Relations, +46 8 614 7852

For further information regarding the Nomination Committee:
Eva Halvarsson, Chairman of the Nomination Committee, +46 8 405 36 18
Hans Dalborg, Chairman of the Board and member of the Nomination Committee, +46 8 614 7801

To download photo of Anne Birgitte Lundholt please click:
http://hugin.info/130084/R/981780/145801.tif

To download cv of Anne Birgitte Lundholt please click:
http://hugin.info/130084/R/981780/145802.pdf

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 2 February 2005 1(1)

Nordea to delist the EUR share from the Stockholm Stock Exchange

In connection with the merger of the trading systems at the Helsinki and Stockholm stock exchanges announced in September last year the Stockholm Stock Exchange has requested Nordea to delist the EUR share (ISIN SE0000588147) from the Stockholm Stock Exchange. Considering the limited interest in the EUR share and the resulting low liquidity, Nordea has decided to comply with this request.

This decision will only affect shareholders holding Nordea Bank AB EUR shares registered in VPC or in a Swedish nominee account.

As a result, Nordea Bank AB's shares will be traded in euros in Helsinki, in Swedish krona in Stockholm and in Danish kroner in Copenhagen.

Shareholders holding Nordea Bank AB EUR shares listed in Stockholm have the following alternatives:

1) Conversion of existing EUR shares into SEK shares at no cost
2) Transfer of existing EUR shares into a Finnish book-entry account at the latest on 28 February 2005 through their bank or nominee register.

The last trading date for Nordea Bank AB EUR shares at the Stockholm Stock Exchange is 28 February 2005.

For further information:
Johan Ekwall, Head of Investor Relations, +46 8 614 7852
Sven Boyer-Søgaard, Investor Relations, +46 8 614 7836
Boo Ehlin, Chief Communication Officer, Sweden, +46 8 614 84 64

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million Nordic customers and 1,209 branch offices. The Nordea Group is a world leader in Internet banking, with 4 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Copenhagen, Helsinki, Oslo, Stockholm, 27 January 2005 1(1)

Nordea's financial calendar for 2005

Nordea will publish financial reports on the following dates:

23 February	**- full year 2004**
27 April	**- interim report for the first quarter**
24 August	**- interim report for the second quarter**
26 October	**- interim report for the third quarter**

Nordea's Annual General Meeting will be held on 8 April.

Detailed information will be available on www.nordea.com closer to each date.

For further information:
Johan Ekwall, Head of Investor Relations, +46 8 614 7852
Boo Ehlin, Chief Communication Officer Sweden, +46 8 614 8464

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 26 January 2005 1(1)

Nordea receives Best Nordic Private Bank award

The magazine Euromoney has awarded Nordea a prize for Best Private Banking in the Nordic countries. The bank has received this award principally for its comprehensive offering and competence within asset management.

"We are very proud to receive this distinction which serves as evidence of our strength and competence in Private Banking. Further proof of our success is the steady growth in the number of customers", says Eira Palin Lehtinen, Head of Savings & Wealth Management.

Nordea has in recent years prioritised the development of Private Banking and this has produced results. The bank now has some 54,000 private banking customers in the Nordic countries and over 27.7 billion euro in assets under management.

"Since we are the largest financial group in the Nordic countries we can offer our unique peak competence that caters to all conceivable needs – including everything from asset management to loans, insurance and stockbroking operations", says Eira Palin Lehtinen.

In addition to Euromoney's own assessment, the distinction is also based on the opinions of other operators in Private Banking in the Nordic countries.

"It is naturally a great pleasure to be praised by one's competitors. A bank is however no better than its most recent contact with the customer and we will continue with our customer adaptation and to streamline our Private Banking concept so that people in increasing numbers will discover the advantages of being our customer", says Eira Palin Lehtinen.

For further information:
Eira Palin Lehtinen, Head of Savings & Wealth Management, +358 9 165 48150
Anders Edlund, Communication Partner Asset Management & Life, +46 8 614 73 66

Euromoney is one of the world's most esteemed banking and financial periodicals. Its readership comprises some 160,000 decision-making professionals within trade and industry all over the world.

Nordea Private Banking offers financial advisory service to clients with investable assets exceeding 150,000 euro and who therefore require greater attention. Clients of Nordea Private Banking are served by personal investment advisers and have access to the coordinated competence within the largest Nordic financial services group, which means well-informed guidance regarding the economic and legal aspects of investment.

Copenhagen, Helsinki, Oslo, Stockholm, 20 January 2005 1(1)

Flagging:
Nordea's holdings of own shares now exceeds 5%

The Board of Nordea Bank AB (publ) decided on 27 October 2004, within the framework of the authorisation by the Annual General Meeting, that the company would reactivate the repurchase programme to buy back up to a maximum of 139 million of its own shares (equivalent to around 5 per cent of the total number of shares).

Under the ongoing repurchase programme Nordea Bank AB (publ) has today repurchased 3,200,000 shares. The Nordea Group's total holdings of own shares thereby amount to 142,647,852 shares, representing 5.01 per cent of the share capital and votes in the company.

This flagging announcement is provided pursuant to Swedish regulations.

Nordea Bank AB (publ)
Corporate registration No. 516406-0120
SE-105 71 Stockholm

For further information:
Arne Liljedahl, Group CFO and Executive Vice President, +46 8 614 7996
Johan Ekwall, Head of Investor Relations, +46 8 614 7852

Stockholm, 28 December 2004 1(1)

95-per-cent yes to demutualisation of Nordea Liv I

The preliminary result shows that just over 95 per cent of the voting policyholders of Nordea Liv I have voted in favour of a demutualisation of the company. In all, 181,908 persons voted, 64 per cent of the total number of those entitled to vote. Demutualisation entails transformation to a profit-distributing company, which is scheduled to take effect on 1 January 2006.

"The customers have now clearly confirmed their support of the demutualisation of Nordea Liv I, and we are pleased that so many have taken the opportunity to vote regarding their future pensions. We will now go ahead and plan for the demutualisation. What is most essential now is the work towards attaining a solid value development from 2006 and onwards", says Elisabeth Edström, Head of Marketing at Nordea Life & Pensions Sweden.

Next step in the process
Once the auditors have checked the voting procedure the Swedish Financial Supervisory Authority's will scrutinise the demutualisation proposal to safeguard the rights of the policyholders.

In connection with the demutualisation scheduled for 1 January 2006 the company's assets will be compared with the value of the insurance policies. If the value of the assets is lower than the value of the insurance policies, the value of the insurance policies must be reduced. Forecasts indicate, however, that this will not be necessary. At present the consolidation level is 98 per cent, an increase from 87 per cent in 2002.

Nordea will subsequently inject new risk capital in the order of SEK 800 million. The new risk capital can facilitate the utilisation of the best investment opportunities for value growth to thus realise a higher profit.

More information on the result of the demutualisation is available at www.nordea.se

For further information:
Elisabeth Edström, Head of Marketing Nordea Liv & Pension Sverige, +46 8 787 6715
Boo Ehlin, Chief Communication Officer Sweden, +46 8 614 84 64

Nordea now has over 4 million Internet customers - one of the world's biggest Internet banks

The number of Nordea customers who use Internet services has now passed 4 million. This year 400,000 new customers have signed up, an increase of 11 per cent. The most rapid increase is taking place in Poland, where the number of Internet customers almost doubled during 2004. Nordea is today the world's biggest Internet bank measured by payments.

The Group now has 4 million Internet customers in eight countries in the Nordic and Baltic Sea region. Usage is expanding strongly: the number of logons on a yearly basis has increased from 130 million to 165 million, or 27 per cent. The number of payment transactions increased during the same period from 146 million to 171 million, or 17 per cent.

- Extensive net banking underpins the next stage: e-services for companies. Companies can switch to e-business services when they know that the bank's personal customers are accustomed to using Internet services, and have confidence in them, says Bo Harald, Head of Electronic Banking in Nordea.

Record number of e-business agreements - 10,000 new customers
The 10,000th e-business customer signed up for e-invoicing in December - the fastest growing form of e-business-services among companies. The majority of customers have subscribed to the e-invoice service, but other services such as e-payments, e-identification/e-signatures and e-salary have also started to expand.

- This is only the beginning. E-business-services are cost-effective and very secure, and we expect significantly higher figures going forward, says Bo Harald.

Strong growth in Poland and the Baltic countries
The fastest increase is taking place in Poland, where Nordea's Internet customer number 4,000,000 signed up, the architectural firm Des Art Architectural Consulting and Design in Gdynia. Nordea commenced operations in Poland in 1999, and Internet services were introduced in 2001. Interest has grown since then, and 2004 has been a record year: from 18,000 new users to 32,000.

For further information:
Bo Harald, Head of Electronic Banking in Nordea, +358 9 165 42 256, +358 50 64 101
Thomas Neckmar, Head of Poland and the Baltic countries, +46 8 614 79 30
Ann-Leena Mikiver, Communication Partner Poland and the Baltic countries, +46 8 614 90 07

FLAGGING

To

the stock exchanges in Copenhagen, Helsinki and Stockholm

In connection with the present repurchase programme Nordea Bank AB (publ) has acquired own shares whereby the nominal value of own shares in possession of the Nordea Group now exceeds four per cent of the company's share capital and thereby the threshold in Section 28 of the Danish Securities Trading Act.

Nordea Bank AB (publ) has previously announced possession of 99 454 500 own shares. The Nordea Group now holds 116 459 971 own shares.

Stockholm 7 December 2004

Nordea Bank AB (publ)

Maria Snöbohm
Legal counsel
(tel + 46 8 614 72 43)

Copenhagen, Helsinki, Oslo, Stockholm, 30 November 2004 1(2)

Nordea Capital Markets Day - new financial targets

Nordea is today hosting a Capital Markets Day in London for investors to present the Group's strategies and priorities. All members of Nordea's Group Executive Management are present to provide insight into Nordea's strategic direction and future development.

President and Group CEO Lars G Nordström will in his presentation give an outline of the next steps for Nordea and the revised financial targets that the Nordea Board of Directors has today decided:

Total shareholder return, %
In the top quartile of European peer group. This target is unchanged.

Return on equity (RoE), %
> 15% in 2005 and > 17% or in line with level of top Nordic peers from 2007.

New accounting principles will apply as of 1 January 2005. The target of 15% from 2005 equals approx. 18% with Nordea's previous way of calculating return on equity (excluding goodwill). The previous target was to reach 15% RoE (excluding goodwill).

Costs
Same cost level through 2007 as in 2004. The previous target was to keep flat costs from 2002 through 2004.

Supporting target - Cost/income ratio, %
Continuous improvement. The previous target was to reach a cost/income ratio of 55% by 2005.

The Board of Directors today also decided the following capital structure policy:

Dividend payout ratio, %
> 40% of net profit. This policy is unchanged.

Tier 1 capital ratio, %
> 6.5%. This policy is unchanged.

"Having delivered on our 2002 top priorities and targets now is the time to increase our level of ambition. Going forward increasing focus on capturing any growth opportunities will be given high priority while maintaining strict cost and risk management. Our ambition is to reach a level of profitability in line with top Nordic peers, as continuous improvement has become an integral part of our operations. We will continue to manage our capital actively to ensure efficient utilisation of resources including returning what is considered excess capital to shareholders", says President and Group CEO Lars G Nordström.

A live broadcast of Nordea Capital Markets Day will be available on www.nordea.com from 13.30 CET today.

For further information:
Arne Liljedahl, Head of Group Corp. Centre and Group CFO, +46 8 614 7996 or +46 70 566 7121
Johan Ekwall, Head of Investor Relations, +46 8 614 7852 or +46 70 607 92 69
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 79 16 or + 45 40 54 48 22

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 30 November 2004 1(2)

Nordea Capital Markets Day - new financial targets

Nordea is today hosting a Capital Markets Day in London for investors to present the Group's strategies and priorities. All members of Nordea's Group Executive Management are present to provide insight into Nordea's strategic direction and future development.

President and Group CEO Lars G Nordström will in his presentation give an outline of the next steps for Nordea and the revised financial targets that the Nordea Board of Directors has today decided:

Total shareholder return, %
In the top quartile of European peer group. This target is unchanged.

Return on equity (RoE), %
> 15% in 2005 and > 17% or in line with level of top Nordic peers from 2007.

New accounting principles will apply as of 1 January 2005. The target of 15% from 2005 equals approx. 18% with Nordea's previous way of calculating return on equity (excluding goodwill). The previous target was to reach 15% RoE (excluding goodwill).

Costs
Same cost level through 2007 as in 2004. The previous target was to keep flat costs from 2002 through 2004.

Supporting target - Cost/income ratio, %
Continuous improvement. The previous target was to reach a cost/income ratio of 55% by 2005.

The Board of Directors today also decided the following capital structure policy:

Dividend payout ratio, %
> 40% of net profit. This policy is unchanged.

Tier 1 capital ratio, %
> 6.5%. This policy is unchanged.

"Having delivered on our 2002 top priorities and targets now is the time to increase our level of ambition. Going forward increasing focus on capturing any growth opportunities will be given high priority while maintaining strict cost and risk management. Our ambition is to reach a level of profitability in line with top Nordic peers, as continuous improvement has become an integral part of our operations. We will continue to manage our capital actively to ensure efficient utilisation of resources including returning what is considered excess capital to shareholders", says President and Group CEO Lars G Nordström.

A live broadcast of Nordea Capital Markets Day will be available on www.nordea.com from 13.30 CET today.

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million Nordic customers and 1,209 branch offices. The Nordea Group is a world leader in Internet banking, with 3.9 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Nordea

For further information:
Arne Liljedahl, Head of Group Corp. Centre and Group CFO, +46 8 614 7996 or +46 70 566 7121
Johan Ekwall, Head of Investor Relations, +46 8 614 7852 or +46 70 607 92 69
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 79 16 or + 45 40 54 48 22

Invitation to Nordea Capital Markets Day 2004 in London

Nordea will, as previously announced, hold its Capital Markets Day on 30 November 2004. All members of Nordea's Group Executive Management will be present to provide insight into Nordea's strategies and future development.

Date: Tuesday 30 November 2004
Time: 12.30
Place: River Court, 120 Fleet Street, London EC4A 2BB

Programme

12.00 Registration

12.30 Next steps for Nordea and new financial targets
Lars G Nordström, President and Group CEO

13.10 New ambition level in Corporate and Institutional Banking
Tom Ruud, Head of Corporate and Institutional Banking

13.25 New ambition level in Retail Banking
Peter Schütze, Head of Retail Banking

13.50 Coffee-break

14.20 New ambition level in Asset Management & Life
Christian Clausen, Head of Asset Management & Life

14.50 Life & Pension – Business Model & Strategy
Allan Polack, Head of Life & Pensions

15.35 Financial targets and New accounting principles
Arne Liljedahl, Group CFO and Head of Group Corporate Centre

15.45 Q&A

16.15 Final remarks
Lars G Nordström, President and Group CEO

16.30 Refreshments

For registration and practical questions please contact Birgitta Lindqvist, Investor Relations, by e-mail birgitta.lindqvist@nordea.com or phone +46 8 614 7851. **Please register by 26 November.**

For further information:
Johan Ekwall, Head of Investor Relations, johan.ekwall@nordea.com

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million Nordic customers and 1,209 branch offices. The Nordea Group is a world leader in Internet banking, with 3.9 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Copenhagen, Helsinki, Oslo, Stockholm, 10 November 2004 1(1)

Time for Nordea Liv I demutualisation vote

Starting this week 290,000 policyholders of Nordea Liv I will receive information on the proposed demutualisation of Nordea Liv I. The customers are requested to vote on this matter between 15 November and 20 December. Voting can be made via reply coupon, automatic interactive voice response system or at www.nordea.se

In late September Nordea Liv I announced in a press release their intention to let policyholders vote regarding a possible demutualisation of the company, from a mutual insurance company to a profit-distributing company.

Concurrent with the proposed demutualisation, Nordea contributes risk capital (amounting to around SEK 820 million according to the current assessment). The capital contribution is estimated to make possible a more diversified investment mix and thereby improve the expected yield on the investments.

Demutualisation of Nordea Liv I requires a minimum of 50 percent of the votes. If more than 50 percent of those taking part in the voting, or alternatively, if 10 percent or more of all policyholders are against a demutualisation, Nordea Liv I will continue to be run as a mutual company. Nordea Liv I will then be obliged in the beginning of 2005 to write down the customers' pension capital according to the Swedish Financial Supervisory Authority's requirement.

- We hope that as many as possible will vote, says Britta Burreau, Managing Director of Nordea Life & Pensions Sweden. By voting the customers cannot only determine the company's future, but also influence the size of their future pensions. According to our forecasts a demutualisation will also mean a reallocation can either be postponed or entirely averted.

A preliminary result of the vote will be announced at yearend. The final result will be announced in January 2005. Results will be published on the Internet and via a press release.

A brochure and prospectus for the demutualisation are available at www.nordea.se

For further information
Britta Burreau, Managing Director of Nordea Life & Pensions Sweden, +46 8 787 67 12
Lena Höglund-Rosén, Group Identity and Communications Sweden, +46 8 614 65 52

To download a picture of Britta Burreau, Managing Director of Nordea Life & Pensions Sweden, click on the following link: http://hugin.info/1151/R/961488/138767.jpg

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million Nordic customers and 1,209 branch offices. The Nordea Group is a world leader in Internet banking, with 3.9 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Repurchase of own shares

The Board of Nordea Bank AB (publ) today decided, within the framework of the authorisation by the Annual General Meeting, that the company will reactivate the repurchase programme to buy back up to a maximum of 139 million of its own shares (equivalent to approximately 5% of the total shares).

Repurchase of such shares may be made following today's announcement of Nordea's third quarter results and prior to the next Annual General Meeting. The decision to commence the repurchase of shares is subject to market conditions, regulatory restrictions and capital position at any given time. The purchases will be made on the Helsinki, Stockholm and Copenhagen stock exchanges within the registered price interval on the stock exchanges in question at any such given time, whereby the interval is considered to be between the highest bid price and the lowest ask price.

The purpose of the acquisition is to redistribute funds to the company's shareholders and in this way contribute to a more efficient utilisation of Nordea's resources. The impact of the repurchase on the company's earnings per share and return on equity is expected to be positive. The number of outstanding shares issued is presently 2,846 million. Nordea currently owns approximately 63 million of its own shares. Nordea's Tier 1 capital ratio was 7.6% at the end of September, including net profit for the period until end-September.

For further information:
Arne Liljedahl, Group CFO and Executive Vice President, +46 8 614 7996
Johan Ekwall, Head of Investor Relations, +46 8 614 7852
Erik Evrén, Chief Communication Officer, Sweden, +46 8 614 8611

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 18 October 2004 1(1)

Nordea, The Royal Bank of Scotland and Société Générale enter into corporate card alliance

Nordea, The Royal Bank of Scotland and Société Générale today announced an alliance to deliver corporate card solutions for multinational companies operating across the globe.

The alliance brings together the expertise and products of three major financial institutions to deliver corporate card solutions, which are used by multinational corporations to manage business resources with more control. The alliance represents the first group of banks in Europe to use the MasterCard Multinational Corporate Programme and MasterCard Smart Data OnLine, an online software solution which provides consolidated corporate card spending information across multiple countries, creating a single financial picture for company controllers and business travel managers.

"The alliance exists to combine local knowledge with consolidated financial information," says Leo Olsson, Head of Corporate Cards in Nordea. "We can provide multinational businesses with a single electronic reporting software package that shows employees' business travel spend, and allows for tracking and analysis of spending to help ensure travel policy compliance."

Each alliance member is a major player in their own countries and markets, and each member understands the local legal environment, currencies and business practices of that market. These benefits are important to the multinational head office and to their employees, who rely on their corporate card when doing business in so many different locations.

"Thanks to our multinational offer, our customers have a global programme with the best in country offering, which includes a single point of contact, with a key relationship manager, who implements and manages our corporate cards", concludes Leo Olsson.

The development of this alliance meets the demand of multinational businesses for corporate card solutions specific to the European market. The alliance will target its services at the corporate customers of each of the member banks as well as new customers and is already in operation.

For further information:
Leo Olsson, Head of Corporate Cards, +46 7060 40407
Erik Evrén, Chief Communication Officer, Sweden, +46 8 614 8611

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million Nordic customers and 1,205 branch offices. The Nordea Group is a world leader in Internet banking, with 3.8 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Nomination Committee for 2005

The 2004 Annual General Meeting of Nordea Bank AB resolved to establish a Nomination Committee for 2005. The Committee is to make proposals to the 2005 AGM regarding the election of Board members and the Board members' and auditors' fee.

According to the AGM resolution, the Nomination Committee shall comprise representatives of the three largest shareholders as well as the Chairman of the Board of Directors, Hans Dalborg.

The shareholders have appointed the following members:

Eva Halvarsson, Swedish government
Mogens Hugo Jørgensen, Nordea Danmark-fonden
Staffan Grefbäck, Alecta

The Nomination Committee has elected Eva Halvarsson Chairman of the Committee. Furthermore, the Committee has in accordance with the AGM resolution decided to appoint one additional member - Juha Rantanen. Juha Rantanen is appointed President and CEO of Outokumpu as of 1 January 2005 and has previously been President and CEO of Ahlstrom Corporation.

Shareholders who want to forward a proposal to the Nomination Committee shall submit a written proposal to the Chairman of the Committee. Such proposal should be received by the Nomination Committee not later than 21 January 2005 to the following address: The Nomination Committee, c/o Nordea Bank AB (publ), H 50, SE-105 71 STOCKHOLM.

For further information:
Erik Evrén, Chief Communication Officer, Sweden, +46 8 614 86 11

Nordea appoints new Head of Retail Banking and two new members of Group Executive Management

Peter Schütze (55), currently Head of Group Staffs, has been appointed new Head of Retail Banking in Nordea succeeding Kari Jordan, who is leaving Nordea to become CEO of Metsäliitto Group. Frans Lindelöw (42), currently Head of Equities, and Lena Eriksson (42), currently head of Group Legal, have been appointed new members of Nordea's Group Executive Management.

Nordea's organisational structure will be adjusted as of 1 November 2004. The overall structure with three business areas will be maintained, but a clearer split of responsibility between customer, product, service and staff units is established.

Peter Schütze, Head of Group Staffs and member of Group Executive Management, has been appointed new Head of Retail Banking. The units within Group Staffs will be relocated and will report to other members of Group Executive Management.

Frans Lindelöw, Head of Equities, has been appointed Deputy Head of Retail Banking and new member of Group Executive Management. Frans Lindelöw will be responsible for products and concepts within Retail Banking.

Lena Eriksson, Head of Group Legal, has been appointed new member of Group Executive Management with the responsibility of Group Legal and Compliance reflecting the increasing importance of legal, compliance and corporate governance issues.

Simplified organisation

In order to reduce the number of layers in the organisation Heads of Regional Banks will in the future report directly to the Head of Retail Banking, and as a consequence of that the National Head of Retail Banking as a position will no longer exist. Some of the tasks currently performed by National Heads of Retail Banking will be divided between Heads of Regional Banks and Country Senior Executives. The current National Retail Banking Heads will take up other positions elsewhere in Nordea.

- We continue to simplify structures and processes in the Group to further enhance customer orientation and increase focus on top-line growth while maintaining strict cost and risk management, says President and Group CEO Lars G Nordström.

Composition of Group Executive Management

As per 1 November 2004 the composition of the Nordea Group Executive Management is as follows:

Lars G Nordström, President and Group CEO
Christian Clausen, Head of Asset Management & Life
Lena Eriksson, Head of Group Legal and Compliance
Carl-Johan Granvik, Head of Group Credit and Risk Control, Chief Risk Officer (CRO)
Arne Liljedahl, Head of Group Corporate Centre, CFO and Country Senior Executive in Sweden
Frans Lindelöw, Deputy Head of Retail Banking
Markku Pohjola, Head of Group Processing and Technology, Deputy Group CEO and Country Senior Executive in Finland
Tom Ruud, Head of Corporate and Institutional Banking and Country Senior Executive in Norway
Peter Schütze, Head of Retail Banking and Country Senior Executive in Denmark.

To download photos of the members of Group Executive Management please click on the following link www.nordea.com

For further information:
Lars G Nordström, President and Group CEO, +46 8 614 7807
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 7916 or +45 40 54 48 22

Copenhagen, Helsinki, Oslo, Stockholm, 23 September 2004 1(2)

Nordea Liv I in Sweden asks policyholders to vote for demutualisation

Nordea plans to transform Nordea Liv I (former Livia) in Sweden into a demutualised company. The policyholders of Nordea Liv I will during the autumn 2004 be asked to vote regarding a demutualisation. Nordea is the owner of the company and will be the guarantor when the company is demutualised and will thus ensure financial strength and stability.

In the demutualised company Nordea is responsible for the operations and the financial result of the company. Nordea is also the guarantor of the guarantees for the customers. Under the current mutual company structure the policyholders bear the whole risk.

If the policyholders agree to the transformation, Nordea will inject share and risk capital, thereby enabling a more competitive asset mix with more attractive future investment returns. Under the current mutual structure, a reallocation (a write-down of the policyholders' claims) would be required. This can now in the case of demutualisation be either postponed or avoided entirely.

During 2001 Nordea Liv I's collective consolidation ratio went below the by the Swedish FSA stipulated 100 per cent due to the difficult financial market situation. Therefore Nordea Liv I faces a situation in which it would normally have to reallocate. The Swedish FSA has agreed to prolong their grace period of a reallocation while Nordea Liv I is in the process of transforming into a demutualised company. During the period there will be no changes for the policyholders.

"The offer is a strong signal to the policyholders that Nordea wants to find the best solution for the current situation and for the future", says Britta Burreau, Managing Director of Nordea Life & Pensions Sweden. "This will give the customers the possibility to retain the present guarantees and a more attractive asset allocation with Nordea as a guarantor. As owner, Nordea will get a fee-based income, based partly on performance, which creates a strong incentive to deliver returns exceeding the guaranteed level."

The proposed profit sharing means, that if the yield in the demutualised company exceeds 3.5 per cent the policyholders will get 95 per cent of the capital returns and Nordea will get 5 per cent as performance-based fee.

"Profit sharing of 5 per cent is less than competitor offerings in the market. Based on efficient operations, we can be competitive in our offering to Nordea's customers and the owner", says Britta Burreau.

Nordea Liv I has at present 290,000 policyholders, and the collective consolidation ratio has successively increased since 2002 to the present level of 96 percent.

Nordea Liv I will during November contact the policyholders and ask them to vote. Voting can be done by voice response telephone, Internet or mail and will take place between 15 November and 20 December. The preliminary result will be published in the following week. 50 per cent or more of all voters must vote favourably for Nordea Liv I to be able to demutualise. A no vote from more than 10

per cent of all policyholders would mean non-fulfilment of the demutualisation and a subsequent reallocation.

Consequences for Nordea

If the policyholders vote positively for the transformation of Nordea Liv I, capital will be injected to increase the solvency ratio to enable a more diversified asset allocation and thereby improved expected investment returns. To arrive at a solvency ratio of 2, the capital required, based on current scenarios, would be approximately SEK 800m. Capital is to be injected as a combination of share capital and subordinated loan capital.

The demutualised Nordea Liv I will be in a strong position and benefit fully from a more competitive asset allocation in the best interest of both policyholders and the owner.

The aim is to transform Nordea Liv I into a demutualised company as of 1 January 2006.

For further information:

Britta Burreau, Managing Director of Nordea Life & Pensions Sweden, +46 8 787 67 12
Arne Liljedahl, Group CFO, +46 8 614 79 96
Erik Evrén, Chief Communication Officer Sweden, +46 8 614 86 11

To download a photo of Britta Burreau, Managing Director of Nordea Life & Pensions Sweden, please click on the following link: http://hugin.info/1151/R/961488/138767.jpg

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 17 September 2004 1(1)

Successful bond issuance for Nordea in the European market

Nordea has launched a highly cost-effective securities issue targeted at European retail investors. The bond is for EUR 500 million classified as Tier 1.

- We have successfully launched this issue at a price that reflects the strength of Nordea. This is a proof that Nordea is well recognised in the European retail investor market, says Jacob Grinbaum, Head of Group Treasury.

The loan constitutes part of Nordea's active asset liability management and raises Nordea's Tier 1 capital ratio by approximately 0.4 percentage point. At the end of the second quarter the Tier 1 ratio was 7.0 per cent. The overall cost for Nordea is 3 months' Euribor plus 64 basis points.

Placement was mostly done through European retail intermediaries and private banking. Selected institutional investors also participated in the transaction. ABN AMRO, BNP Paribas, JP Morgan and Merrill Lynch acted as book runners and joint lead managers. Nordea Markets acted as co-manager.

The value date is 17 September. The securities, which have no fixed maturity date, qualify as Tier 1 in the capital base.

For further information:
Jakob Grinbaum, Head of Group Treasury, +46 8 614 78 91
Johan Ekwall, Head of Investor Relations, +46 8 614 78 52
Erik Evrén, Chief Communication Officer Sweden, +46 8 614 86 11

Copenhagen, Helsinki, Oslo, Stockholm, 7 September 2004 1(1)

Nordea has divested its shares in Dividum Oy

Nordea has today divested its entire shareholding in Dividum Oy, a Finnish real estate investment company specialising in ownership of hotel properties. The shares were sold to London & Regional Properties.

Nordea's holding in Dividum amounted to 47.2 per cent of the shares. The sale is expected to have a marginally positive impact on Nordea's financial results for the third quarter 2004.

Dividum Oy is the largest owner of hotel properties in Finland and currently has 32 hotels across Finland in its portfolio.

The buyer, London & Regional Properties, is one of the UK's largest private property companies with a portfolio exceeding EUR 5 billion. L & R Properties is now the sole owner of Dividum.

Nordea Corporate Finance and Credit Suisse First Boston acted as financial advisers to the sellers.

For further information:

Jakob Grinbaum, Head of Group Treasury, +46 8 614 7891
Lauri Peltola, Group Identity and Communications, +358 9 165 42 324

Nordea

19 August 2004

Flagging and notification of trade - Pan Fish ASA

Reference is made to the stock exchange notification from Pan Fish ASA ("**Pan**") on 28 June 2004 regarding refinancing of the company. The transactions contained in this notification are all part of the previously announced refinancing of Pan and no changes have been made thereto. This notification is being submitted in order to comply with the legal requirements of the Oslo Stock Exchange in connection with the subscriptions made by Nordea at the Extraordinary General Meeting of Pan earlier today.

As part of the refinancing approved by the Extraordinary General Meeting of Pan today, Nordea Bank Norge ASA ("**Nordea**") has today subscribed for 75,884,400 new shares in Pan with a nominal value of NOK 2 per share, ie new shares following the consolidation of the existing shares of the company ("**New Shares**"). Payment for the shares will be made through conversion of NOK 170,739,900 of Pan's debt to Nordea at a conversion price of NOK 2.25 per share. The conversion will be implemented immediately after the consolidation of Pan's shares. As part of the said consolidation of the shares in Pan, Nordea has further subscribed for three existing shares to be acquired against payment of their total nominal value of NOK 0.06.

Nordea has, as part of the refinancing, also subscribed for a subordinated convertible loan amounting to NOK 135,643,122, which is settled through conversion of a similar portion of Pan's debt to Nordea. The conversion price for the subordinated loan will be NOK 2.25. Consequently, the loan may be converted into a maximum of 60,285,832 New Shares in Pan. Conversion may take place until 19 August 2009.

Furthermore, Nordea has, as part of the refinancing, subscribed for a portion of a new short-term convertible liquidity loan. Nordea's portion of the said loan is NOK 101,760,000 and the conversion price for the loan is NOK 2 per share. Consequently, Nordea's portion of this loan may be converted into a maximum of 50,880,000 New Shares in Pan, provided, however, that this loan is to be reduced NOK for NOK with the subscribed amount in the repair issue towards other shareholders in Pan (the "**Repair Issue**"). Conversion of this loan may take place from the time Pan makes a draw-down of the loan until 31 December 2005.

Following the above-mentioned conversion of debt into shares by the banks, Nordea and other companies within the Nordea Group will own 166,555,627 New Shares in Pan, representing approximately 45.2% of the shares and votes in the company.

In the event that both of the convertible loans are fully converted into New Shares in Pan by Nordea, Nordea will own 277,721,459 New Shares in Pan, representing approximately 55.1% of the shares and votes in the company taking into account all of the banks' conversion of debt into shares resolved at the Extraordinary General Meeting of Pan today and issuance of shares based on Nordea's conversion of the convertible loans. The similar ownership level in the event that only the subordinated convertible loan is converted will be 226,841,459 shares, representing 52.9% of the shares and votes in the company.

The number of shares in Pan owned by Nordea will be reduced because of Nordea's undertaking to give away shares in connection with the consolidation of Pan's shares. Furthermore, Nordea's percentage of ownership in Pan will change in connection with the Repair Issue, both due to the dilution effect of other subscribers' subscription of shares and any shares Nordea should be obliged to acquire according to the underwriting provided by Nordea for a portion of the Repair Issue.

In the event that Nordea's ownership after the implementation of the refinancing ends below 47.5%, Nordea will be obliged to convert the subordinated convertible loan to the extent required in order to own at least 47.5% of the New Shares in Pan.

For further information:
Odd Stavaas, Senior Vice Presiden, +47 22 48 48 82, mobile +47 97 65 44 89
Kjell Flø, Chief Communication Officer Norway, +47 22 48 50 24, mobile +47 90 18 77 48

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 30 June 2004 1(1)

Nordea divests 17 per cent of Bankgirot

Nordea has today sold 17 per cent of the shares in BGC Holding AB (Bankgirocentralen). Nordea's ownership stake is thus reduced to 10 per cent.

Accordingly, the conditions stipulated by the EU Commission in connection with Nordea's acquisition of Postgirot are fulfilled. The buyer is Föreningssparbanken, one of the existing owners of Bankgirot.

Nordea will continue as before to provide full customer service in both Postgiro and Bankgiro payment systems.

The sale will proceed subject to required approval of the authorities.

For further information:
Arne Liljedahl, Group Chief Financial Officer, +46 8 614 79 96
Erik Evrén, Chief Communication Officer Sweden, +46 8 614 86 11

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,205 branch offices. The Nordea Group is a world leader in Internet banking, with 3.7 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Pioneering the move towards a European Company

Nordea, the Nordic and Baltic region's largest financial group, presented today its pioneering effort to transform its operations into a European Company during the second day of the High Level Conference on Financial Integration in Brussels. Nordea will be the first bank to actively consider this legal structure designed to reap the benefits of the emerging single market for financial services.

"Based on Nordea's own experience, we can now see that such a further transformation is an historic opportunity Europe's political leaders have given every financial services company in this room today," Peter Schütze, member of Nordea's Group Executive Management said referring to the 1999 Financial Services Action Plan which sets out a step by step legislative approach to building a single market for this sector.

The bank's transformation to a European company (Societas Europaea or SE) will represent an ultimate step in an integration drive begun in 1998 involving the merger of Merita Bank of Finland, Nordbanken of Sweden, Unibank of Denmark and finally Christiania Bank of Norway into a fully integrated cross-border financial group – the largest in the region and a world leader in internet banking. Nordea today serves 10 million personal customers and one million corporate customers through a network of 1200 branches employing 30,000 people. Nordea has total assets of EUR 262bn and a EUR 17bn market capitalisation.

The move to an SE is designed to increase operational efficiencies by overcoming obstacles created by current regulations that subject Nordea to four different sets of legislation, supervised by four different regulatory systems and Financial Supervisory Authorities and the issue of VAT on inter-company transactions.

The SE structure will alleviate these burdens, but will cause a major hurdle as a result of the 1994 deposit guarantee Directive. By transforming Nordea's existing subsidiaries into branches, the SE structure means that they must leave their national deposit guarantee schemes and join the scheme in the SE's "home" member state, Sweden in this case. Introduced to ensure high standards of consumer protection, the legislation written in the early 1990s simply did not envision the SE structure.

To remedy this situation, Mr Schütze announced to the conference that Nordea will apply to Internal Market Commissioner Frits Bolkestein for a "grandfather clause" for the 1994 Directive to exempt SEs formed by the merger of existing banks in different countries from the home country requirement for deposit guarantees and thereby simply continue in the local schemes. At the same time Nordea will ask local authorities in Sweden, Finland, Denmark and Norway for their support to avoid any market disruption and to continue on the route to become a European Company.

For further information:

Peter Schütze, member of Group Executive Management, + 45 33 33 42 00
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 7916 or +45 40 54 48 22

Copenhagen, Helsinki, Oslo, Stockholm, 3 June 2004 1(1)

Nordea to acquire Kredyt Bank's Lithuania operations

Nordea will acquire Kredyt Bank's Lithuania operations and will thus expand its network and business volume in the country's main cities. This acquisition is a continuation of Nordea's strategy to build up a branch network covering all the main cities in the Baltic Sea region.

Nordea and Kredyt Bank S.A. have signed a framework agreement concerning the takeover of the operations of Kredyt Bank S.A. in Lithuania. Due to this agreement, Nordea expands from one head office with one branch in Vilnius to seven branches in the main cities of Kaunas, Klaipėda and Panevežys in Lithuania. The acquisition will be completed during the summer.

- Our expansion in Lithuania will bring us closer to our customers, and we will therefore be able to provide better services to them than today – a service level we also want to provide to Kredyt Bank's customers, says Steen Trondhjem Nielsen, General Manager of Nordea in Lithuania.

Kredyt Bank S.A.'s Lithuanian operations are a part of Kredyt Bank S.A. in Poland. It was the first foreign bank to be established in Lithuania and started its activities in 1997. It has six branches in Lithuania serving 2,700 customers, and its total assets amount to EUR 118 million (as of 1 May 2004).

Nordea established operations in Lithuania in 2000. Nordea in Lithuania has 5,500 customers, and its total assets amount to EUR 251 million (as of 1 May 2004). The main focus is on Nordic companies who need the support of a financial partner with specialist competence in the Nordic and Baltic Sea region markets. Nordea also focuses on large local corporate customers and is one of the leading corporate banks in Lithuania with a 25 per cent share of the market for Nordic and large local corporates.

By the acquisition Nordea continues its strategy to build up a strong market position in the Baltic Sea region, ie Poland, Estonia, Latvia and Lithuania. Nordea has altogether 79 branches and 1,497 employees in Poland and the Baltic countries.

- The new branches will give us full geographical coverage of the biggest and most important industrial cities in Lithuania, and will thereby support our profitable growth strategy, says Thomas Neckmar, Head of Nordea in Poland and the Baltic countries.

For further information:
Steen T Nielsen, General Manager, Nordea Bank Lithuania, +370 5 2631 361
Thomas Neckmar, Head of Nordea in Poland and the Baltic countries, +46 708 67 34 12
Ann-Leena Mikiver, Group Identity and Communications, +46 8 614 90 07

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1.205 branch offices. The Nordea Group is a world leader in Internet banking, with 3.7 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 24 May 2004 1(1)

Kari Jordan to leave Nordea to become CEO of Metsäliitto Group

Nordea's head of Retail Banking, Kari Jordan, will leave Nordea to become CEO of the forest industry group Metsäliitto effective 1 January 2005. Kari Jordan has been with the Group since 1994 and has served as a member of Nordea Group Executive Management since October 2002.

"This is clearly an exciting career opportunity for Kari Jordan. He has done great work for Nordea and we sincerely wish him all the best in his new position", says Lars G Nordström, President and Group CEO.

The new head of Retail Banking will be appointed in due time to ensure an appropriate transition.

For further information:
Lauri Peltola, Group Identity and Communications +358 50 3241 445

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 23 April 2004 1(1)

Nordea's real estate divestment process completed

Nordea has completed its real estate divestment process by the sale of central business district properties in Finland, Norway and Sweden. A gain of approx. EUR 300m will be reflected in the second quarter accounts 2004.

The properties and real estate shares divested during the last 12 months represent an aggregate book value of approx. EUR 1.6bn. The net financial effect of the total real estate disposals is a gain of approx. EUR 185m. Following the completion, Nordea owns no major properties.

Going forward, the financial effect of the total divestments will be positive.

Nordea has previously been one of the largest real estate owners in the Nordic region. In accordance with the strategy to focus on core business and increase capital efficiency the Group has reduced its real estate exposure. This has resulted in the divestment of Nordea's residential property and owner-occupied properties in Denmark, the sale of the shares in Nordisk Renting, Citycon and Sponda, as well as the agreement in December last year whereby Nordea sold 97 properties in Finland, Norway and Sweden comprising primarily larger regional offices and traditional branch offices. Furthermore, a number of single office-buildings in Finland was divested in the beginning of 2004.

Nordea's real estate divestment process is now completed by the sale of central business district properties in Finland, Norway and Sweden totalling some 190,000 sq m. The transaction includes lease agreements with durations of 25 years. A gain of approx. EUR 300m will result from the transaction, and will be reflected in the second quarter accounts. When taking into account the write-down of EUR 115m on certain properties in the year-end accounts 2003, the net financial effect of Nordea's total real estate disposals amounts to approx. EUR 185m, which is in line with previous expectations and communication to the market.

The properties divested during the last 12 months represent an aggregate book value of approx. EUR 1.6bn. Following the completion of the divestment process, Nordea owns no major properties.

The recurring financial effect of the total divestments will be positive. The reduced financing requirement and the net gain will positively influence net interest income. This effect will more than outweigh the shortfall of rental income, while annual expenses related to properties leased back going forward are expected to be unchanged compared to Nordea's annual real estate expenses prior to the divestment process, including depreciation. In addition, the divestments represent a reduction of total risk-weighted assets, which, in combination with the net gain, will improve Nordea's capital position. Reduced real estate exposure will also decrease the use of economic capital. These effects have materialised gradually over the last year, and will have full effect from now onwards.

Citigroup, Catella Corporate Finance and Nordea Markets have acted as financial advisors to Nordea in its real estate divestment process.

For further information:

Sigurd Carlsen, Head of Investor Relations, +46 8 614 7852
Lauri Peltola, Group Identity and Communications, +358 9 165 42324
Jakob Grinbaum, Head of Group Treasury, +46 8 614 7891

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,224 branch offices. The Nordea Group is a world leader in Internet banking, with 3.7 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Copenhagen, Helsinki, Oslo, Stockholm, 31 March 2004 1(2)

Annual General Meeting of Shareholders in Nordea 2004

Today's Annual General Meeting of Nordea Bank AB (publ) approved the income statement and balance sheet for 2003. The General Meeting decided on a dividend payment in the amount of 0.25 euro per share and that the record date would be 5 April 2004. Payment is expected to be made on 14 April 2004.

The Board and the President were discharged from liability for the year 2003.

The Annual General Meeting decided to amend the articles of association to the effect that the term of office for Board members is changed from two years to one year.

Kjell Aamot, Hans Dalborg, Jørgen Høeg Pedersen and Maija Torkko were reelected for the time period up to the next Annual General Meeting. As previously announced Bernt Magnusson leaves Nordea's Board and has declined re-election.

Consequently, the Board now comprises the following persons: Kjell Aamot, Harald Arnkværn, Hans Dalborg, Gunnel Duveblad, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström, Jørgen Høeg Pedersen, Timo Peltola and Maija Torkko. Employee representatives are Bertel Finskas, Liv Haug, Kent Petersen and Rauni Söderlund. At the subsequent constituent meeting of the Board Hans Dalborg was elected Chairman of the Board.

Remuneration to Board members remains at a maximum amount of EUR 900,000 to be distributed as decided by the Board. Auditors' remuneration shall be payable according to invoice.

The General Meeting decided to establish a nomination committee for the time period extending to the next Annual General Meeting. The purpose of the nomination committee is to put forward proposals before the next General Meeting for decisions on election of Board members and auditors, where such elections are to be held, as well as remuneration to the aforementioned. The nomination committee will comprise the Chairman of the Board and a minimum of three and a maximum of five additional members. The three shareholders with the largest holdings in Nordea are entitled to appoint one member each. In addition, the Chairman and the three other members are entitled to jointly appoint a further one or two members for the purpose of promoting a composition of the committee that as far as possible reflects the total shareholding in Nordea. The composition of the committee is determined on the basis of known shareholdings as at 30 September 2004.

Moreover, the General Meeting decided to reduce the share capital by EUR 32,343,080.72. After reduction the share capital will amount to EUR 1,128,117,742.40. The reduction will be implemented through retirement, without repayment, of the 81,608,500 shares that have been repurchased and are held by Nordea. The reduction amount will be allocated to a fund to be used in accordance with resolutions by the General Meeting.

The General Meeting decided to authorise the Board, for a maximum time period extending until the next Annual General Meeting, to decide on the acquisition of shares in the bank on stock exchanges where the shares are listed, or according to acquisition offers to all of the bank's shareholders. Total

Nordea

acquisitions may amount to one tenth of all of the shares in the bank. Acquisition of shares on the stock exchange may only be effected at a price that falls within the registered interval between the highest purchase price and the lowest selling price. Acquisition of shares according to the acquisition offer directed at all shareholders may be made at a price that as a maximum corresponds to the stock-exchange quotation at the time of the offer, with a maximum addition of 30 per cent. Acquisitions shall be paid primarily with money from funds reserved according to decisions by the Annual General Meeting on 11 April 2000, 24 April 2003 and 31 March 2004. The aim of the acquisition shall be to convey back funds to the bank's shareholders. Through the repurchase programme a long-term increase in the result per share is made possible.

In addition, the Annual General Meeting decided that Nordea should on an ongoing basis acquire its own shares in order to facilitate its securities operations. Acquisitions may be made until the next Annual General Meeting. Nordea's holding of such shares may not at any time exceed three per cent of all shares in the bank. Moreover, the bank's total holdings of its own shares may not at any time exceed more than ten per cent of the total number of shares in the bank. The price of shares acquired shall correspond at all times to the prevailing market price.

For further information:
Erik Evrén, Chief Communication Officer, Sweden +46 8 614 8611

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 26 March 2004 1(1)

Bernt Magnusson declines re-election to Nordea's board

The Annual General Meeting of Nordea Bank AB (publ) is to be held on 31 March 2004. Ahead of the Meeting, the Nomination Committee of the bank has drafted a proposal regarding, inter alia, the number of board members, the election of board members and their remuneration. These proposals were published in the notice of 25 February.

The Nomination Committee has thereafter been informed that Bernt Magnusson, whose re-election as a member of Nordea's board has been proposed, has been nominated as a member of Skandia's board. In addition, he has been recommended as its chairman. Since these appointments are not possible to combine, Bernt Magnusson leaves Nordea's board and has declined re-election.

A consequence of this is that the Nomination Committee will amend its proposal to the effect that the board is to comprise ten members, instead of eleven, and that the proposed remuneration to the board members is to be a maximum amount of EUR 900,000, instead of EUR 950,000.

For further information:
Erik Evrén, Chief Communication Officer Sweden, +46 8 614 86 11

Copenhagen, Helsinki, Oslo, Stockholm, 23 March 2004 1(1)

Repurchase of own shares completed

Nordea has completed the repurchase of own shares in relation to the decision by the Board of Directors on 29 October 2003. A total of 145 million shares, or approx. 5% of the total shares in the company at the end of October 2003, has been repurchased.

For further information:
Arne Liljedahl, Group CFO and Executive Vice President, +46 8 614 7996
Sigurd Carlsen, Head of Investor Relations, +46 8 614 7852
Erik Evrén, Chief Communication Officer, +46 8 614 8611

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 2 March 2004, 1(1)

Annual Report and Annual Review 2003

Nordea's Annual Report and Annual Review for 2003 will be available on www.nordea.com today Tuesday, 2 March 2004.

The printed reports will be available in mid-March.

A summary of the Annual Review is available in Danish, English, Finnish, Norwegian and Swedish. It can be downloaded and ordered on www.nordea.com. The summaries will also be available at the branch offices in mid-March.

For further information:
Erik Evrén, Chief Communication Officer Sweden, +46 8 614 8611

Annual General Meeting of Nordea on 31 March 2004

The Board of Directors of Nordea Bank AB (publ) has today summoned its shareholders to the Annual General Meeting to be held on Wednesday 31 March 2004 at 14.00 Swedish time in Aula Magna, Stockholm University. Shareholders can participate in the meeting via telecommunication at 14.00 Danish time at Bella Center in Copenhagen and at 15.00 Finnish time at Dipoli in Espoo.

The notice convening the Annual General Meeting is published in Dagens Nyheter, Post- och Inrikes Tidningar, Svenska Dagbladet, Berlingske Tidende, Jyllands-Posten, Statstidende, Helsingin Sanomat and Hufvudstadsbladet. The notice is also available on Nordea's website www.nordea.com.

For further information:
Erik Evrén, Chief Information Officer Sweden, +46 8 614 86 11

Nordea

The shareholders of Nordea Bank AB (publ) are hereby summoned to the Annual General Meeting of Shareholders on Wednesday 31 March 2004

The annual general meeting will be held at 2.00 p.m. Swedish time in the Aula Magna, Stockholm University, Frescativägen 10, Stockholm.

The shareholders may also participate in the annual general meeting through telecommunication

- at 3.00 p.m. Finnish time in the Dipoli, Otakaari 24, Otaniemi, Espoo
- at 2.00 p.m. Danish time in the Bella Center, Center Boulevard 5, Copenhagen.

Registration of participation at the annual general meeting will be broken off at the opening of the annual general meeting.

The premises will open at 12.15 p.m. local time in Copenhagen, at 12.30 p.m. local time in Stockholm and at 1.00 p.m. local time in Espoo. At 1.00 p.m. in Copenhagen and Stockholm and 2.00 p.m. in Espoo respectively the executive management will hold an information meeting and will then answer questions from the shareholders.

Common instructions to all shareholders

Shareholders who wish to participate in the annual general meeting shall be entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 19 March 2004. The following shareholders therefore have to temporarily re-register their shares in their own names in VPC AB in Sweden in order to be entitled to participate in the annual general meeting.

- Shareholders whose shares are held in trust in Sweden
- Shareholders who are holders of Finnish Depositary Receipts in Finland
- Shareholders who are holders of shares registered in Værdipapircentralen in Denmark

Such re-registration shall be completed at VPC AB in Sweden by 19 March 2004. This means that the shareholder shall, in good time prior to this date, inform the trustee about this.

Instructions to holders of shares registered in VPC AB in Sweden

Notification of participation in the annual general meeting shall be made to Nordea Bank AB (publ) (the Bank) at the latest on 25 March 2004 at 1.00 p.m. Swedish time to the following address: Nordea Bank AB (publ), Custody Operations, C 02, SE-105 71 Stockholm, or by telephone +46 8 614 97 10, or by fax: +46 8 791 76 45, or on the Internet at the following address: www.nordea.com.

Instructions to holders of Finnish Depositary Receipts (FDR) in Finland

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 18 March 2004 at 4.00 p.m. Finnish time to Nordea Bank Finland Plc, 2698 Corporate Actions, 00020 Nordea, or by telephone +358 9 165 51398 or +358 9 165 51406 or fax +358 9 637 256, or on the Internet at the following address: www.nordea.com.

Shareholders, whose shares are registered in the shareholders' own names in VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 25 March 2004 at 2.00 p.m. Finnish time in the above-mentioned manner.

Nordea

Instructions to holders of shares registered in Værdipapircentralen in Denmark

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 18 March 2004 at 12.00 noon Danish time to one of Nordea Bank Danmark's branch offices, or to Nordea Bank Danmark A/S, Issuer Services, H.H., Box 850, 0900 Copenhagen C, or by telephone +45 33 33 33 01 or fax +45 33 33 10 31, or on the Internet at the following address: www.nordea.com.

At the re-registration, each shareholder should state in which financial institute the shares are registered and the account number.

Shareholders, whose shares are registered in the shareholders' own names in VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 25 March 2004 at 1.00 p.m. Danish time in the above-mentioned manner.

Other information

At the notification of participation, each shareholder should state in which place participation would take place.

Shareholders, who have their shares registered in more than one country, should state this at the time of the notification of participation.

Representative by a proxy
Shareholders, who participate through a representative by a proxy, shall issue a written, dated proxy for the representative. The proxy is valid for one year after its execution. The proxy in original should be presented to the Bank at one of the above-mentioned addresses in good time prior to the annual general meeting. If the proxy is issued by a legal entity, a certified copy of the registration certificate or an equivalent certificate of authority should be submitted.

Advisers
Shareholders or their representatives by proxies may bring at most two advisers. An adviser to a shareholder may be brought to the annual general meeting only if the shareholder gives notice the Bank of the number of advisers in the manner mentioned above in connection to shareholders' notification of participation.

Nordea

Proposed agenda

1. Election of a chairman for the general meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of at least one minutes checker.
5. Determination whether the general meeting has been duly convened.
6. Submission of the annual report and consolidated accounts and presentation of the audit report and the group audit report.
   In connection herewith: speech by the Group CEO and the board of directors' report regarding the board work and:
   - the remuneration committee's work and function, and the Bank's remuneration policy owing to questions from the shareholders The Swedish Shareholders' Association and AMF Pension,
   - the audit committee's work and function, and the handling of audit matters and accounting matters owing to questions from the shareholders The Swedish Shareholders' Association and AMF Pension and
   - the Bank's consultant costs and other costs paid to Nordea's auditor KPMG owing to a question from the shareholder Första AP-fonden.
7. Adoption of the income statement and the consolidated income statement and the balance sheet and the consolidated balance sheet.
8. Decision on dispositions of the Bank's profit according to the adopted balance sheet.
9. Decision regarding discharge from liability for the members of the board of directors and the managing director.
   (The auditor recommends discharge from liability)
10. The board of directors' proposal for a decision on amendment of § 7 of the articles of association.
11. Determination of the number of board members.
12. Determination of fees for board members and auditors.
13. Election of board members.
14. Decision on establishment of a nomination committee:
    - The nomination committee's proposal.
    - The Swedish Shareholders' Association's proposal.
15. The board of directors' proposal for a decision on reduction of share capital.
16. The board of directors' proposal for a decision on authorization for the board of directors to decide on acquisition of shares in the Bank.
17. The board of directors' proposal for a decision to purchase own shares according to chapter 4 section 5 of the Swedish Securities Business Act (1991:981)

Nordea

Copenhagen, Helsinki, Oslo, Stockholm, 25 February 2004

Decision proposals etc.

1. Election of a chairman for the general meeting

The board of directors' proposal: Claes Beyer, member of the Swedish Bar Association.

8. Dispositions of the Bank's profit according to the adopted balance sheet

The board of directors and the managing director propose that the amount of 4,274,536,175 Euro, which is at the annual general meeting's disposal according to the Bank's balance sheet, will be disposed so that 711,624,932 Euro is distributed to the shareholders as dividend and 3,562,911,243 Euro is carried forward. Accordingly, it is proposed that the dividend shall amount to 0.25 Euro per share, and further, that the record date for dividend shall be 5 April 2004. With this record date, the dividend is scheduled to be sent out by VPC AB on 14 April 2004.

10. Amendment of § 7 of the articles of association

§ 7

Current wording	**Proposed wording**
The board of directors shall consist of at least six and not more than fifteen members. The board members are elected at the annual general meeting of shareholders for the period extending to the end of the general meeting of shareholders *occurring during the second fiscal year after the year in which election took place.*	The board of directors shall consist of at least six and not more than fifteen members. The board members are elected at the annual general meeting of shareholders for the period extending to the end of the *next* general meeting of shareholders.
--------	--------

11. Determination of the number of board members

The nomination committee, consisting of Eva Halvarsson, representing the Swedish state as shareholder, Staffan Grefbäck, representing Alecta pensionsförsäkring as shareholder, and Povl Høier, representing Nordea Danmark-fonden as shareholder, and Hans Dalborg, chairman of the board of directors, and Juha Rantanen, appointed by the committee, proposes that the number of board members, for the period until the end of the next annual general meeting of shareholders, shall be eleven.

12. Determination of fees for board members and auditors

The nomination committee's proposal: Fees for the board members shall be paid with an unchanged total amount not exceeding 950,000 Euro, to be divided according to the board's decision.

The nomination committee's proposal: The auditor's fee shall be paid as per account.

Shareholders representing more than 40 per cent of the votes of all shares in the Bank have declared to be in support of the proposals.

Nordea

13. Election of board members

At the annual general meeting of shareholders in 2003 Harald Arnkværn, Gunnel Duveblad, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström and Timo Peltola were elected board members for the period until the end of the annual general meeting of shareholders in 2005.

The nomination committee's proposal: For the period until the end of the next annual general meeting of shareholders Kjell Aamot, Hans Dalborg, Bernt Magnusson, Jørgen Høeg Pedersen and Maija Torkko shall be re-elected board members.

Shareholders representing more than 40 per cent of the votes of all shares in the Bank have declared to be in support of the proposal.

14. Establishment of a nomination committee

The nomination committee's proposal: The general meeting, for the period until the end of the next annual general meeting, decides to establish a nomination committee with the task to present at the coming general meeting, where election shall take place of board member and/or auditor and/or decision shall be made regarding fees for board member and/or auditor, proposals to the general meeting for such decisions. The nomination committee shall consist of the chairman of the board of directors and further at least three and at the most five members. The committee shall elect its chairman. The three shareholders that have the largest shareholdings in the Bank shall have the right to appoint one member each. In order to promote a composition of the committee that as far as possible reflects the total shareholding of the Bank, the chairman and the three other members may jointly appoint another one or two members. The committee will be constituted on the basis of the known shareholding in the Bank on 30 September 2004. A member of the committee shall have right to collect remuneration from the Bank for costs laid out in relation to the task. A member appointed by the committee and that does not represent its employer shall be entitled to reasonable remuneration from the Bank also for work carried out, as decided by the committee.

Shareholders representing more than 40 per cent of the votes of all shares in the Bank have declared to be in support of the proposal.

The Swedish Shareholders' Association's (Sveriges Aktiesparares Riksförbund) proposal: The nomination committee should consist of three up to five persons, independent from the company, appointed by the general meeting and representing the company's owners. A nomination committee appointed by the general meeting will ensure continuity in the nomination work and the legitimacy of the committee's work. A representative of the minor shareholders should be part of the committee.

15. Reduction of share capital

The board of directors' proposal: The general meeting resolves that the share capital of the Bank shall be reduced by 32,343,080.72 Euro, meaning that the share capital after the execution of the reduction will amount to 1,128,117,742.40 Euro. The reduction shall be made through retirement, without repayment, of the 81,608,500 shares that have been repurchased and are being held by the Bank. The reduction capital shall be allocated to funds to be utilised pursuant to a resolution by a general meeting of shareholders.

16. Authorization of the board of directors to decide on acquisition of shares in the Bank

The board of director's proposal: The general meeting authorizes the board of directors, for the period until the next annual general meeting of shareholders, to decide on acquisitions of shares in the Bank on a stock exchange where the Bank's shares are listed, or by means of an acquisition offer directed to all shareholders in the Bank, up to a number resulting in that the Bank's holding of

shares in the Bank not at any time will exceed one-tenth of the total number of shares in the Bank. The purpose of acquisitions shall be to re-distribute funds to the Bank's shareholders and in this way contribute to a more efficient utilization of the Bank's resources. Acquisitions shall primarily be paid for with means from funds reserved according to decisions by general meetings of shareholders on 11 April 2000, 24 April 2003 and according to item 15.

17. Purchase own shares according to chapter 4 section 5 of the Swedish Securities Business Act (1991:981)

The board of directors' proposal: The general meeting resolves that the Bank, in order to facilitate its securities business, up until the next annual general meeting of shareholders, may purchase own shares according to chapter 4 section 5 of the Swedish Securities Business Act (1991:981). However, with the limitation that such shares must never exceed three per cent of the total number of shares in the Bank. The aggregate number of own shares held by the Bank must never exceed ten per cent of the total number of shares in the Bank. The price for acquired shares shall equal the market price prevailing at the time of the acquisition.

The accounts and the auditor's report and the complete proposals regarding items 10, 14, 15, 16 and 17, along with the report of the nomination committee's work, will be available at the Bank, address Hamngatan 10, Stockholm, Sweden, and at Nordea Bank Finland Plc, address Alexanterinkatu 36 B, Helsinki, Finland, and at Nordea Bank Danmark A/S, address Strandgade 3, Copenhagen as from 16 March 2004, and will be sent to shareholders requesting such information and stating their postal address.

Stockholm, February 2004
The Board of Directors

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 9 February 2004 1(1)

Nordea's real estate divestment process continues

Nordea has sold further properties in Finland. The ongoing sale of Nordea's remaining portfolio of central business district properties is progressing, and a letter of intent has been signed with a prospective buyer.

The net financial effect of recent and ongoing real estate disposals is as previously announced expected to be a gain of approx. EUR 200m. This follows as a result of a write-down of EUR 115m which will materialise in the year-end accounts 2003 and an expected gain of approx. EUR 300m in 2004.

Nordea has previously been one of the largest real estate owners in the Nordic region. In accordance with the strategy to focus on core business and increase capital efficiency it was decided to reduce the Group's real estate exposure and initiate a real estate disposal programme. This has resulted in the divestment of Nordea's residential property and owner-occupied properties in Denmark, the sale of the shares in Nordisk Renting and Citycon, and the agreement in December last year whereby Nordea sold 97 properties in Finland, Norway and Sweden comprising primarily larger regional offices and traditional branch offices.

The process is continuing and the properties now sold primarily consist of a number of single office buildings, including buildings in Espoo containing part of Nordea's IT centre, the former Finnish head office building in central Helsinki, and other owner-occupied properties as well as investment properties. The properties have been sold to Catella Investments, Varma Mutual Pension Insurance and Nordea Bank Finland's pension fund. These properties had a book value of approximately EUR 200m.

Nordea's real estate portfolio will hereafter consist of central business district properties in Finland, Norway and Sweden totalling some 190,000 sq m. Nordea is currently in the process of selling these properties. A letter of intent has now been signed with a prospective buyer and the transaction is planned to be completed during the next few months. The book value of these properties was approx. EUR 450m.

Properties held by Nordea at year-end had, prior to the write-downs, estimated surplus values as well as undervalues compared to book value. Based on relevant accounting regulations, the undervalues, which refer to properties in Finland, have been written down as per year-end. This write-down will be reflected in the year-end accounts. Surplus values will not be reflected in the result for 2003.

The write-down of the properties now sold, as well as remaining properties, amounts to EUR 115m. Following the write-down, the gain on the sale of the remaining central business district properties is expected to be approx. EUR 300m. This reflects a largely unchanged net financial gain of EUR 200m, when taking the year-end write-down of EUR 115m into account.

For further information:

Sigurd Carlsen, Head of Investor Relations,	+46 8 614 7852
Jarmo Laiho, Head of Group Finance,	+358 50 1656
Lauri Peltola, Group Identity and Communications,	+358 9 165 42324

Copenhagen, Helsinki, Oslo, Stockholm, 28 January 2004 1(2)

Annual General Meeting of Nordea on 31 March 2004

The annual general meeting of shareholders (AGM) of Nordea AB (publ) will be held on Wednesday 31 March 2004 in Aula Magna, Stockholm University at 2.00 pm (CET). Shareholders can also participate, through telecommunication, in Espoo at Dipoli at 3.00 pm Finnish time and in Copenhagen in Bella Center at 2.00 pm (CET).

Proposals to the AGM

Amendment of the Articles of Association

The Board of Directors proposes to the AGM to amend the articles of association and thereby reduce the mandate period for the board members from two years to one year.

Reduction of share capital

The Board of Directors further proposes to the AGM to reduce the share capital corresponding to the repurchased own shares held by Nordea AB (publ), 81,608,500 shares, through retirement, without repayment, of those shares. The amount of the reduction, EUR 32,343,080.72 shall be transferred to funds to be used according to a decision by a general meeting of shareholders. The share capital will amount to EUR 1,128,117,742.40 after the reduction of share capital.

Repurchase of own shares

In order to contribute to a more efficient utilisation of the company's resources, the Board of Directors proposes to the AGM to renew the authorisation for the period until the next AGM to repurchase up to ten per cent of the shares in the company on a stock exchange where the company's shares are listed, or by means of an acquisition offer directed to all shareholders in the company. Acquisition of shares on a stock exchange may only be made within the price interval registered at any time on the stock exchange in question, by which is meant the interval between the highest purchase price and the lowest selling price. Acquisition of shares according to an acquisition offer directed towards all shareholders may be made at a price highest corresponding to the stock exchange share price at the time of the offer with an addition of at the highest 30 per cent.

Purchase of own shares in the securities business

The Board of Directors proposes to the AGM that Nordea shall until the next AGM on an ongoing basis be able to purchase own shares, up to three per cent of all shares in the company, to facilitate its securities business. The company's total holding of own shares, including own shares purchased in the securities business, may not exceed ten per cent of the total number of shares in the company.

Notice of the AGM

The notice of the AGM, which will include the proposals of the Nomination Committee, will be published around 25 February.

Nordea

Year-end report and annual report

Nordea will as previously announced publish its year-end report on 18 February. The annual report will be published on the Internet during week 10 at www.nordea.com. The annual report is available in print as of week 12.

For further information:

Erik Evrén, Chief Information Officer Sweden, +46 8 614 86 11
Sigurd Carlsen, Head of Investor Relations, +46 8 614 78 52

Press Releases: Items 61 through 80

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 1 December 2003 1(1)

Nordea sells additional properties

Nordea today signed an agreement with IXIS AEW Europe to sell and partly lease back 97 properties in Finland, Norway and Sweden.

The transaction is in line with Nordea's strategy to focus on core business and increase capital efficiency.

The Nordea-occupied properties consist primarily of larger regional offices and traditional branch offices totalling some 300,000 sq m. The transaction includes lease agreements with lease durations of three to ten years.

The sale is expected to be completed before year-end, and will result in a net loss of approximately EUR 35 million. This loss will be offset by the provision for potential losses on further divestment of real estate of EUR 41 million, reported in the second quarter report this year.

IXIS AEW Europe (www.ixisaew.com) is a leading European real estate investment manager one hundred per cent owned by CDC IXIS. The group operates from 9 European offices and has approximately EUR 9.8 billion assets under management. IXIS AEW Europe is integrated with North American-based AEW Capital Management with aggregate gross assets under management of over EUR 21 billion.

Nordea's real estate portfolio will after today's transaction include central business district properties in Finland, Norway and Sweden totalling some 190,000 sq m. Nordea is currently in the process of selling these properties and this deal is expected to be completed during the first quarter of 2004. The book value of these properties is approximately EUR 450 million. In addition, Nordea has a remaining portfolio of mainly Finnish properties, which is also for sale. The book value of this portfolio is slightly above EUR 200 million. The scheduled sale of remaining properties is expected to produce a gain, which is larger than previously indicated and might exceed EUR 200 million.

For further information:
Erik Evrén, Chief Communication Officer Sweden, +46 8 614 8611
Jakob Grinbaum, Head of Group Treasury, +46 8 614 7891

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 11 November 2003 1(1)

Nordea sells shares in Citycon Oyj

Nordea has sold all of its shares in the Finnish real estate company Citycon Oyj. Nordea's holding amounted to 45,030,594 shares, approx. 42.6 percent of the shares in Citycon. The sale is in line with Nordea's strategy of focusing on core business. The transaction will be booked during the fourth quarter 2003 and will only have marginal impact on Nordea's result.

The buyers are several international financial institutions. Citycon Oyj is listed on the Helsinki Stock Exchange and owns a real estate portfolio mainly consisting of supermarkets and retail stores in Finland.

For further information:
Jakob Grinbaum, Executive Vice President, Head of Group Treasury, +46 8 614 7891
Erik Evrén, Chief Communication Officer, +46 8 614 86 11

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,240 branch offices. The Nordea Group is a world leader in Internet banking, with more than 3.5 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 29 October 2003 1(1)

Nomination Committee established

The 2003 Annual General Meeting of Nordea resolved to establish a Nomination Committee. The Committee is to make proposals to the 2004 AGM regarding the election of Board members and the Board members´ remuneration.

According to the AGM resolution, the Nomination Committee shall comprise the Chairman of the Board of Nordea, Hans Dalborg, and representatives of the three largest shareholders.

The shareholders have appointed the following members:

Eva Halvarsson, Swedish government
Staffan Grefbäck, Alecta
Povl Høier, Nordea Danmark Fonden

The Nomination Committee has elected Eva Halvarsson Chairman of the Committee. Furthermore, the Committee has decided to appoint one additional member - Juha Rantanen. Juha Rantanen is President and CEO of Ahlstrom Corporation and Chairman of the Board of the Confederation of Finnish Industry and Employers.

For further information:
Erik Evrén, Chief Communication Officer, +46 8 614 86 11

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 29 October 2003 1(1)

Repurchase of own shares

The Board of Nordea AB (publ) today decided, within the framework of the authorisation by the Annual General Meeting, that the Company will repurchase a maximum of 145 million of its own shares (equivalent to approximately 5% of the total shares in the Company).

Repurchase of such shares may be made following today's announcement of Nordea's third quarter result and prior to the next Annual General Meeting. The decision to commence the repurchase of shares is subject to market conditions, regulatory restrictions and capital position at any given time. The purchases will be made on the Helsinki, Stockholm and Copenhagen stock exchanges within the registered price interval on the stock exchanges in question at any such given time, whereby the interval is considered to be between the highest bid price and the lowest ask price.

The purpose of the acquisition is to redistribute funds to the Company's shareholders and in this way contribute to a more efficient utilisation of Nordea's resources. The impact of the repurchase on the Company's earnings per share and return on equity is expected to be positive. The number of outstanding shares issued is presently 2,928 million. Nordea currently owns approximately 2 million of its own shares.

For further information:
Arne Liljedahl, Group CFO and Executive Vice President, +46 8 614 7996
Sigurd Carlsen, Head of Investor Relations, +46 8 614 7852
Erik Evrén, Chief Communication Officer, +46 8 614 8611

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 29 October 2003

Interim Report Third Quarter 2003

Stable underlying development in Q3

- **Operating profit EUR 470m (EUR 579m in Q2)**
- **Net profit up 55% to EUR 628m (EUR 405m in Q2 and EUR 193m in Q3/02)**
- **Total income EUR 1,403m (EUR 1,463m in Q2 and EUR 1,406m in Q3/02)**
- **Total expenses down 2% to EUR 881m (EUR 902m in Q2)**
- **Earnings per share EUR 0.21 (EUR 0.14 in Q2 and EUR 0.07 in Q3/02)**
- **Return on equity, excl. goodwill, 26.6%, 14.0% when using standard tax rate (18.1% in Q2)**

Significantly improved performance in the first nine months of 2003

- **Operating profit up 30% to EUR 1,429m (EUR 1,101m Jan-Sep 02)**
- **Total income EUR 4,240m (EUR 4,213m)**
- **Total expenses down 2% to EUR 2,700m (EUR 2,752m)**
- **Earnings per share, rolling 12 months, EUR 0.55**
- **Return on equity, excl. goodwill, 19.0%, 14.8% when using standard tax rate**

Continued focus

- **Partnership agreement with IBM for IT production services**
- **Sale of Norwegian debt collection company Inkassosentralen**
- **Change process of legal structure on track**
- **Repurchase of own shares**

"We now for the third consecutive quarter report financial results and activities on the right track. Adjusted for non-recurring gains the level of income was maintained. Costs continue to decline. Loan losses are concentrated to isolated areas and our credit quality is maintained. Our efforts to reduce complexity start giving results paving the way for further increased efficiency and simplification of our operations", says Lars G Nordström, President and Group CEO of Nordea

---

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost11 million

Operational income statement

EURm	Q3 2003	Q2 2003	Change %	Jan-Sep 2003	Jan-Sep 2002	Change %	Full year 2002
Net interest income	**838**	843	-1	2,516	2,566	-2	3,451
Net commission income	**379**	366	4	1,098	1,147	-4	1,535
Trading	**130**	155	-16	442	400	11	530
Other	**56**	99	-43	184	100	84	154
Total income	**1,403**	**1,463**	**-4**	**4,240**	**4,213**	**1**	**5,670**
Personnel expenses	**-531**	-539	-1	-1,590	-1,541	3	-2,086
Other expenses	**-350**	-363	-4	-1,110	-1,211	-8	-1,659
Total expenses	**-881**	**-902**	**-2**	**-2,700**	**-2,752**	**-2**	**-3,745**
Profit before loan losses	**522**	**561**	**-7**	**1,540**	**1,461**	**5**	**1,925**
Loan losses, net	**-89**	-92	-3	-279	-185	51	-261
Equity method	**10**	19	-47	43	36	19	52
Profit before investment earnings and insurance	**443**	**488**	**-9**	**1,304**	**1,312**	**-1**	**1,716**
Investment earnings, banking	**27**	81		137	81		122
Operating profit, life insurance	**40**	50		109	-42		2
Operating profit, general insurance	**-**	-		-	-122		-122
Goodwill depreciation	**-40**	-40	0	-121	-128	-5	-171
Operating profit	**470**	**579**	**-19**	**1,429**	**1,101**	**30**	**1,547**
Allocation to pension foundation	**-**	-		-	-272		-255
Taxes	**159**	-174		-139	-265	-48	-405
Minority interests	**-1**	0		-2	0		0
Net profit	**628**	**405**	**55**	**1,288**	**564**	**128**	**887**

Ratios and key figures

	Q3 2003	Q2 2003	Jan-Sep 2003	Jan-Sep 2002	Full year 2002
Earnings per share, EUR	**0.21**	0.14	0.44	0.19	0.30
Share price, EUR, end of period	**4.92**	4.17	4.92	4.05	4.20
Shareholders' equity per share[1], EUR	**4.28**	4.03	4.28	3.91	4.06
Shares outstanding[1], million	**2,928**	2,928	2,928	2,928	2,928
Return on equity (excluding goodwill)[2], %	**26.6**	18.1	19.0	10.0	11.3
Return on equity, %	**20.6**	13.5	14.2	6.4	7.5
Lending, EURbn	**149**	147	149	147	146
Deposits, EURbn	**93**	91	93	93	94
Shareholders' equity[1], EURbn	**13**	12	13	12	12
Total assets, EURbn	**261**	270	261	252	250
Assets under management, EURbn	**107**	102	107	93	96
Cost/income ratio, banking[3], %	**61**	58	61	64	64
Cost/income ratio excluding investment earnings, %	**62**	61	63	65	65
Tier 1 capital ratio, %	**7.5**	7.5	7.5	7.0	7.1
Total capital ratio, %	**9.8**	9.8	9.8	9.0	9.9
Risk-weighted assets, EURbn	**135**	135	135	137	135

[1] End of period. Average number of shares Jan-Sept 2003 was 2,928 million (Jan-Dec 2002 2,955 million). Dilution not applicable.

[2] Net profit before minority interests and goodwill depreciation as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests and excludes all goodwill.

[3] Total expenses divided with total income, equity method and investment earnings, banking.

Quarterly development

EURm	Note	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Net interest income		**838**	843	835	885	874
Net commission income	1	**379**	366	353	388	371
Trading		**130**	155	157	130	127
Other		**56**	99	29	54	34
Total income		**1,403**	**1,463**	**1,374**	**1,457**	**1,406**
Personnel expenses		**-531**	-539	-520	-545	-521
Other expenses		**-350**	-363	-397	-448	-404
Total expenses	2	**-881**	**-902**	**-917**	**-993**	**-925**
Profit before loan losses		**522**	**561**	**457**	**464**	**481**
Loan losses, net		**-89**	-92	-98	-76	-66
Equity method		**10**	19	14	16	4
Profit before investment earnings and insurance		**443**	**488**	**373**	**404**	**419**
Investment earnings, banking		**27**	81	29	41	39
Operating profit, life insurance		**40**	50	19	44	-13
Operating profit, general insurance		**-**	-	-	-	-4
Goodwill depreciation		**-40**	-40	-41	-43	-42
Operating profit		**470**	**579**	**380**	**446**	**399**
Allocation to pension foundation		**-**	-	-	17	-120
Taxes		**159**	-174	-124	-140	-86
Minority interests		**-1**	0	-1	0	0
Net profit		**628**	**405**	**255**	**323**	**193**
EPS		**0.21**	0.14	0.09	0.10	0.07
EPS, rolling 12 months up to period end		**0.55**	0.40	0.30	0.30	0.38

Note 1 **Net commission income**, EURm

	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Brokerage	**28**	20	24	35	38
Asset management/Investment funds	**120**	114	104	108	101
Issue of securities	**2**	6	5	7	6
Lending	**88**	87	88	95	86
Deposits and payments	**194**	191	179	195	189
Foreign exchange	**10**	9	7	15	11
Other	**35**	25	32	39	33
Commission expenses	**-84**	-80	-76	-88	-85
Commission income	**393**	**372**	**363**	**406**	**379**
Of which investment activities	**-14**	-6	-10	-18	-8
Commission income	**379**	**366**	**353**	**388**	**371**

Note 2 **Expenses**, EURm

	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Personnel[1]	**532**	541	521	547	523
Information technology[2]	**88**	85	99	136	111
Marketing	**14**	23	18	34	21
Postage, telephone and office expenses	**53**	49	58	62	50
Rents, premises and real estate expenses	**74**	81	82	89	79
Other	**123**	128	142	130	146
Expenses	**884**	**907**	**920**	**998**	**930**
Of which investment activities[3]	**-3**	-5	-3	-5	-5
Expenses	**881**	**902**	**917**	**993**	**925**

[1] Variable salaries were EUR 22m in Q3 2003 (Q2 2003: EUR 27m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q3 2003, including personnel etc, but excluding IT expenses in insurance operations, were EUR 166m (Q2 2003: EUR 174m).

[3] Including personnel expenses (Q3: EUR 1m).

The Group

Result summary third quarter

The third quarter result was characterised by a slightly lower income level, continued reduction of costs and maintained quality of the credit portfolio.

Operating profit was EUR 470m, compared to EUR 579m the previous quarter, a decrease of 19% reflecting lower investment earnings and reduced non-recurring gains, as well as somewhat reduced trading income, and lower costs and loan losses.

Total income decreased somewhat. Adjusted for non-recurring items in both quarters total income was largely unchanged. Total expenses were reduced by 2% to EUR 881m.

Taxes showed a positive contribution of EUR 159m and net profit amounted to EUR 628m, corresponding to EUR 0.21 per share. Return on equity was 26.6% (excluding goodwill). The rolling 12 months' earnings per share were EUR 0.55.

Development in the third quarter

The global economy improved slightly in the third quarter. Nordic stock exchange indices increased between 1% and 11%, while trading volumes on average increased by 24%. Short-term interest rates on average were somewhat lower following rate cuts in all Nordic currencies in June and for Norwegian Kroner and Swedish Kronor in the third quarter.

Total lending increased 1% to EUR 149bn, mainly as a result of growth in household mortgages. Deposits increased by 2% to EUR 93bn. Retail deposits increased, while deposits from large corporates decreased.

Assets under management increased by 5% to EUR 107bn, evenly supported by new net inflows and value increases.

During the last 12 months lending increased by 1% and deposits were unchanged. Adjusted for currency fluctuations, lending and deposits increased by 2%.

Income

Net interest income was largely unchanged at EUR 838m (EUR 843m). Short-term interest rates were on average 40 to 50 basis points lower than in the second quarter, leading to continued pressure on interest income. This was compensated by hedges against falling short-term rates.

Lending margins overall remained stable. Household lending volumes continued to grow, in the third quarter by EUR 3bn, or 6%. Volumes for small, medium-sized as well as large corporates were largely unchanged.

Net commission income increased by 4% to EUR 379m (EUR 366m). Commissions from asset management increased by 5% supported by strong sales and the strengthening of equity markets. Commissions from payments improved slightly, while brokerage increased by EUR 8m to EUR 28m.

Trading income decreased to EUR 130m from the high level of EUR 155m, mainly reflecting lower activity in the market. Nordea maintains its position as a leading provider of derivatives and debt-capital-market services.

Other income decreased to EUR 56m (EUR 99m). Other income included an unrealised gain following the offer from OM on shares in the Finnish stock exchange, HEX, and the gain on the sale of the Norwegian debt collecting company Inkassosentralen, in total amounting to approximately EUR 35m. In the previous quarter non-recurring gains amounted to approximately EUR 75m. Apart from these gains, other income primarily consists of property-related income.

Expenses

Expenses decreased by 2% to EUR 881m (EUR 902m), reflecting somewhat lower seasonal activity and continued strict cost management. Restructuring charges and variable salaries taken together were somewhat lower than in the previous quarter. Personnel expenses declined by 1% and other expenses by 4%.

Loan losses

Loan losses amounted to EUR 89m (EUR 92m). Loan losses in the third quarter corresponded to 0.24% of total loans and guarantees, annualised. The majority of loan losses is concentrated to provisions on the Norwegian Retail Banking portfolio, and relates almost exclusively to fish farming.

Nordea has exposure to the Norwegian fish farming company Pan Fish ASA. At the end of September Nordea owned approximately 43% of the company. In the refinancing plan of the company approved on 10 October, Nordea committed to convert loans amounting to approximately NOK 500m to shares and a convertible loan. As part of the total refinancing other shareholders of Pan Fish have an option to buy a maximum of 3.7bn shares from Nordea. Nordea's ownership share of the company following the refinancing depends on the extent to which other shareholders utilise their option to buy shares from Nordea.

Based on the refinancing, a further provision of EUR 67m was made on Pan Fish in the third quarter. The new shares and the convertible loan will be charged off against this provision when the refinancing is completed in the fourth

quarter. All Nordea's shares in Pan Fish will subsequently be valued at zero.

Following the provision made in the third quarter, Nordea's net exposure to Pan Fish at 30 September was approximately EUR 175m.

Investment earnings, banking
Investment earnings, banking, decreased to EUR 27m from EUR 81m reflecting higher market interest rates in the third quarter, resulting in a small loss on the fixed-income portfolio. Equities performed well.

Life insurance
Profit from Life was EUR 40m (EUR 50m). The profit reflects increased stability resulting from the gradual implementation of the changed business model for Nordea's life operations. Lower investment return, however, also influenced profit for the quarter.

Equity method
Profit from companies accounted for under the equity method amounted to EUR 10m (EUR 19m).

Tax
Taxes showed a positive contribution of EUR 159m, following the inclusion of a deferred tax asset of EUR 300m.

The deferred tax asset is a result of the change process of the Group's legal structure, whereby a loss has materialised in the taxation of Nordea Bank Finland in connection with the sale of Nordea Bank Denmark, Nordea Bank Norway and Nordea Bank Sweden to Nordea AB.

Net profit
Net profit amounted to EUR 628m (EUR 405m), corresponding to EUR 0.21 per share and a return on equity of 26.6% (excluding goodwill).

Result in the first nine months in comparison with same period in 2002

Operating profit was 30% higher than the corresponding period last year, following a slight increase in income, lower costs and increased loan loss provisions as well as increased investment earnings and profit from insurance.

Income
Falling short-term interest rates put pressure on deposit margins. Net interest income fell only slightly, mainly as a result of increasing lending and deposit volumes and improved corporate lending margins in certain segments.

Net commission income declined by 4% reflecting lower brokerage income as a result of weak equity markets partly compensated by increased payments commissions. Trading income increased by 11%.

Other income increased as a result of several minor non-recurring items.

Expenses
Expenses decreased by EUR 52m, or 2%. When adjusting for acquired business in Poland, higher restructuring costs, and variable salaries, as well as currency fluctuations and use of previous restructuring reserves, underlying expenses are estimated to have decreased by 5%.

Taking into account organic growth in business volumes and general wage and price increases, a considerable rationalisation has been achieved.

The reduction of approximately 1,500 employees this year is the main contributing factor to keeping underlying personnel expenses flat on a comparable basis.

The cost/income ratio was 61% (64%).

Loan losses
Loan losses were EUR 94m higher this year, primarily reflecting the weakness in parts of the Norwegian Retail Banking portfolio. Loan losses corresponded to 0.25% of total loans and guarantees, annualised.

Investment earnings, banking
Investment earnings increased by EUR 56m to EUR 137m in the first three quarters following gains on both fixed income and equity portfolios.

Life insurance
Profit from Life improved to EUR 109m from a deficit of EUR 42m in the previous year, reflecting the gradual implementation of the changed business model in Life, and improved investment return.

Net profit
Net profit increased by 128% to EUR 1,288m compared to the same period last year, reflecting the improvement in operating profit as well as the positive tax contribution in the third quarter and last year's allocation to pension foundations.

Earnings per share were EUR 0.44 (EUR 0.19) and return on equity (excl. goodwill) was 19.0% (10.0%).

Using standard tax rate, earnings per share would have been EUR 0.33 and return on equity would have been 14.8% (excluding goodwill).

Credit quality – losses in isolated areas

The Group's continuous concentration on Nordic customers has helped maintain the credit quality at a satisfactory level.

At the end of the quarter, impaired loans, net, amounted to EUR 844m (EUR 836m in the second quarter), representing 0.57% (0.57%) of total lending.

Following the continuous strong growth in mortgage lending the composition of the lending portfolio changed slightly in the third quarter with respect to exposure to customer groups. The share of corporate lending decreased from 57% to 55% of the portfolio while lending to personal customers increased from 41% to 43% of total lending. Loans to the public sector represented 2%.

Within the personal customer sector, mortgage loans account for 76%. Other lending to personal customers includes consumer loans, overdraft facilities, car financing, credit card financing etc.

There was no major change in the composition of the corporate loan portfolio in the third quarter.

Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 22.0bn, representing 15% of the total portfolio. Relatively large and financially strong companies dominate the portfolio, which has a high level of collateral coverage. Despite the increase in vacancy rates in commercial properties experienced in the Nordic capitals, the credit quality is stable.

Exposure to the fisheries industry amounted to EUR 2.2bn of which EUR 1.9bn is outstanding. Approximately 44% of the exposure is related to fish farming, 35%, is related to fishing vessels, and 21% to fish processing industry. The weakness in the fisheries portfolio has been related to the fish-farming industry, representing 0.6% of the bank's loan book. A weaker Norwegian currency was not sufficient to compensate for depressed salmon prices in the first half of the year. In the third quarter salmon prices have increased, and the outlook for the industry has improved. However, the current price level is not sufficient for most producers to achieve an acceptable level of profitability, and there is still reason for caution for the industry going forward.

Cost level – well within target

Nordea aims through 2003 and 2004 not to exceed the cost level of 2002. Total expenses in 2002 were EUR 3,745m.

During the last 12 months Nordea has increased the focus on rationalisation and general cost control, including restructuring of several business activities. In addition integration projects such as centralisation of back office and Group functions, as well as outsourcing, have been prioritised to realise further cost savings. Such initiatives will be given high priority also going forward.

On 30 September Nordea signed an agreement with IBM to form a partnership for IT production services following earlier announced ambitions to consolidate the bank's IT operations. As part of the agreement 900 employees from Nordea will be transferred to IBM as from 1 November 2003. The part of Nordea's IT production covered by the agreement represents an annual cost base of EUR 330-340m, including investment-related expenses of EUR 30m during the fourth quarter of 2003. The nominal IT production costs are expected to decrease slightly over the next three years despite considerable transformation investments, and growing volumes. The partnership aims at improving Nordea's efficiency, decreasing comparable costs and reducing risks in its extensive IT transformation programme by transferring the role as change agent to IBM.

Based on performance in the first three quarters of the year, it is possible that one or more of the thresholds for payment under Nordea's incentive schemes may be reached which could lead to a payout of around half the EUR 100m maximum amount. No potential payout under these schemes is reflected in the third quarter accounts.

Capital position – strong

Shareholders' equity amounted to EUR 13bn at the end of the third quarter and the Tier 1 capital ratio was 7.5%. The total capital ratio was 9.8%.

Nordea is thus in a strong capital position, even including the entry into force of the IAS mentioned below. Nordea aims at optimising its capital position in relation to risks assumed.

The Annual General Meeting authorised Nordea to repurchase shares up to 10% of the outstanding shares. The Board of Directors decided today to repurchase Nordea's own shares up to a maximum of 145 million shares, or 5%, of outstanding shares.

The capital position of Nordea will also be affected by the gradual introduction of International Financial Reporting Standards (IFRS), giving specific rules in the form of the International Accounting Standards (IAS), and later on by the implementation of the Basel II Capital Accord.

The EU requires all listed companies to apply the IFRS in their financial reporting from 2005. IFRS represents changes for all listed companies, including Nordea.

Nordea will implement IFRS in line with recommendations of the Swedish Financial Standards Council. Certain changes are already in effect, but most changes take effect from 1 January 2005. The new accounting standard for pension commitments (IAS 19), however, take effect from the beginning of 2004.

IAS 19 will entail changes in how certain pension obligations are calculated and reported. The impact on the

Group's net result will be more or less unchanged compared to the current situation. Assuming unchanged market values, it is estimated that there will be a non-recurring reduction of shareholders' equity of approximately EUR 250m.

The New Basel Capital Accord (Basel II) is a more risk-oriented framework for setting regulatory capital requirements than the current Basel I framework. The Accord is planned to be implemented end 2006. Nordea is already using the concept of "Economic Capital" for internal performance measurement purposes, and Nordea´s current internal measurement and risk management methods are in line with the main principles in the new Accord.

Nordea has the ambition as regards credit risk to move towards the IRB (Internal Rating Based) approach.

In sum, the new Accord is expected to increase the Group's flexibility to manage its regulatory capital in a more efficient way. The total effect on Nordea's required regulatory capital is expected to be positive.

The Annual General Meeting (AGM) of Nordea on 24 April decided to reduce the share capital by cancelling the 57 million shares that Nordea repurchased in 2001 and 2002. The cancellation was registered in early October and the share capital was reduced by EUR 22.6m.

Legal structure

The earlier announced change of the legal structure of Nordea is progressing.

The transformation of Nordea AB into a banking company proceeded further, when the Extraordinary General Meeting on 22 October approved certain amendments to the articles of association, ia to change the name to Nordea Bank AB (publ). The amendments will enter into effect in connection with Nordea Bank Sweden being merged into Nordea AB, scheduled to take place in the first quarter of 2004.

The sale of Nordea Bank Norway to Nordea AB has been approved by the Norwegian authorities, and the transaction whereby Nordea Bank Finland sells Nordea Bank Denmark, Nordea Bank Norway and Nordea Bank Sweden to Nordea AB has been completed.

Real estate holdings

The ongoing process of reducing Nordea's real estate assets is progressing according to plan.

Assets with a book value of approximately EUR 1bn are intended to be divested.

Nomination Committee

The 2003 Annual General Meeting of Nordea resolved to establish a Nomination Committee for the period up to the next Annual General Meeting. The Chairman of the Board of Directors of Nordea is a member of the committee and, the three shareholders with the largest holdings in the company are entitled to appoint one member each. The Chairman and the three other members are entitled to appoint one or two members for the purpose of promoting a composition of the committee that as far as possible reflects the overall distribution of shares in Nordea.

The Nomination Committee will consist of:
Eva Halvarsson, Staffan Grefbäck, Povl Høier, Juha Rantanen, in addition to Hans Dalborg.

The Nordea share

During the third quarter the share price of Nordea appreciated by 14.2% on the Stockholm Stock Exchange from SEK 38.60 on 30 June to SEK 44.10 on 30 September. Total shareholder return for the third quarter was 14.2%. During the first three quarters of the year the share appreciated by 14.8%, and total shareholder return was 20.8%.

Outlook

The general economic outlook improved slightly during the third quarter, and there is an expectation of growth in the global as well as the Nordic economies going forward, leaving scope for revenue growth to be materialised in 2004.

The sharp attention on cost control will be maintained, and expenses for the full year are expected to be well within the previously stated cost target for 2003.

The target for average loan losses over a business cycle, maximum 0.40% of loans and guarantees, remains unchanged. There is still some caution regarding the fish farming portfolio, but based on the quality of the Group's total loan portfolio, as well as the present economic outlook for the Nordic countries, Nordea expects that loan losses in the fourth quarter will not exceed the average quarterly level in the first three quarters of 2003.

Results by business area third quarter 2003

EURm	Retail Banking	Corporate and Institutional Banking	Asset Management & Life: Asset Mgmt	Asset Management & Life: Life	Group Treasury	General Insurance	Other	Total
	Business areas							
Customer responsible units:								
Income	1,125	218	67		17		-24	1,403
Expenses	-626	-122	-41		-9		-83	-881
Loan losses	-89	0					0	-89
Equity method		0					10	10
Profit before investment earnings and insurance	**410**	**96**	**26**		**8**		**-97**	**443**
Investment earnings, banking					27		0	27
Operating profit, life insurance				40			0	40
Operating profit, general insurance						-		-
Goodwill	-7	-2					-31	-40
Operating profit 2003: Q3	**403**	**94**	**26**	**40**	**35**	-	**-128**	**470**
2003: Q2	381	135	20	37	91	-	-85	579
2003: Q1	347	109	14	13	58	-	-161	380
2002: Q4	341	138	17	7	27	-	-84	446
2002: Q3	415	123	15	-27	31	-4	-154	399
Return on equity, %	24%	13%						26.6%
Cost/income ratio, banking, %	56%	56%	61%		20%			61%
Product result 2003: Q3			**48**	**43**				
2003: Q2			42	52				
2003: Q1			31	22				
2002: Q4			38	48				
2002: Q3			35	-11				

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. The Group's financial management operations are conducted by Group Treasury.

Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on each business unit's actual risk exposure considering credit and insurance risk, market risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. Economic profit constitutes the basis for evaluating strategic alternatives as well as for the evaluation of financial performance. Allocated capital and standard tax are used for calculating Return on equity in business areas.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, the business area commands product responsibility for investment funds and life insurance. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings on these products, including sales and distribution costs within Retail Banking. The product result for Asset Management includes, in addition to the operating profit of EUR 26m, revenues and expenses related to investment funds allocated to Retail Banking of EUR 53m and EUR 4m respectively. In addition estimated sales and distribution costs within Retail Banking of EUR 27m is included in the product result of EUR 48m in the third quarter 2003.

The product result of EUR 43m for Life includes the legal result of EUR 40m, adding back commissions paid to Retail Banking of EUR 6m and estimated sales and distribution costs within Retail banking of EUR 3m.

In addition to the three business areas, Group Treasury, with responsibility for managing the Group's own positions in securities portfolios and group funding activities, is also included in the table. The column "Other" includes income and expenses not allocated to business areas, ie funding costs for the cash acquisition of Nordea Bank Norway, results from real estate holdings, expenses in Group functions not defined as services offered to business areas, goodwill depreciation related to the creation of Nordea, central provisioning for loan losses and profits from companies accounted for under the equity method which are not included in customer responsible units.

Retail Banking

- **Strong sales**
- **Decrease in cost/income ratio to 56%**
- **Sale of Inkassosentralen**
- **Loan losses in Retail Banking Norway**
- **Return on equity of 24%**

Retail Banking has customer responsibility for personal and small and medium-sized corporate customers and develops, markets and distributes a broad range of financial products and services.

Market conditions

Customer demand remained firm for most services in the third quarter. Central bank rates were lowered further in Sweden and Norway. Equity prices on the Nordic and global markets rose during the quarter and demand for mutual funds picked up.

Business development

Lending to personal customers continued to grow strongly. The loan volume increased by EUR 2.3bn to EUR 61.5bn during the third quarter, an increase of 4%. Deposits from personal customers grew EUR 0.6bn to EUR 41.8bn, an increase of 1%.

Lending margins for personal customers were largely unchanged in the third quarter for mortgage loans as well as other loans.

The volume development for corporate customers was more subdued in the third quarter with a decline of 1% to EUR 58.3bn in lending and unchanged EUR 28.6bn in deposits.

Lending margins for corporate customers were unchanged in the third quarter compared to the second quarter.

The total loan volume in the third quarter increased to EUR 119.8bn. This represents an increase of 7% compared to the end of the third quarter 2002. Around half of the total loan volume comprised mortgage lending to personal and corporate customers. The deposit volume increased to EUR 70.4bn in the third quarter. Compared to the end of the third quarter 2002 this represents an increase of 6%.

Overall deposit margins remained relatively stable despite reduced interest rates in the market. This followed as a result of a positive effect from hedging activities against falling short-term rates.

The selling of mutual funds picked up in the third quarter and savings products for household customers increased by EUR 1.4bn. Also cards with issuer fees contributed to the good sales performance with an additional 80,000 cards being sold, bringing the outstanding number of cards up to 3.6 million.

Retail Denmark saw in the third quarter a continued strong activity in remortgaging unleashed by the low interest rates.

Retail Finland merged its regions, bringing the number of regions down from 33 to 21. The aim is to enhance customer and profit orientation, and to reduce costs.

Retail Norway sold the debt collection company Inkassosentralen. The sale gave rise to a non-recurring gain of EUR 8m in the third quarter.

Retail Norway continued the implementation of a new organisation to strengthen its position through stronger focus on customers. Measures to improve efficiency are undertaken in both staff functions and the branch network leading to an expected decrease in number of employees of approximately 350.

Electronic banking

The number of netbank customers increased by 0.1 million during the third quarter and reached approximately 3.6 million, of which 3.2 million are personal customers. The growth in online equity trading customers was also rapid during the quarter and at the end of the third quarter 328,000 customers had signed up for equity trading on-line.

Nordea had at the end of the third quarter almost 2,500 e-business customers.

Netbank activity continued to grow at a rapid pace during the third quarter. The number of log-ons was 32.0 million, corresponding to an increase of 6.6 million, or 26%, compared to the third quarter 2002. The number of payments increased by 5.5 million, or 18.5%, to 35.3 million compared to the third quarter 2002.

Result

Total income was unchanged in the third quarter compared to the second quarter. Net interest income increased by 1% compared to the second quarter, mainly as a result of the strong volume development.

Net commissions and other income showed an increase of 7% from the second to the third quarter when excluding the gain from of the sales of Inkassosentralen in the third quarter and Huoneistokeskus in the second quarter. Commission income was positively impacted by the increased demand for mutual funds and higher payments fees.

Costs were strictly controlled, and declined by 3% compared to the second quarter. The third quarter saw an additional reduction of headcount by approximately 425 employees in addition to the employees of Inkassosentralen.

Profit before loan losses amounted to EUR 499m, an increase of 3% compared to the second quarter. The cost/income ratio for the third quarter was 56%, down from 57% in the second quarter.

Loan losses in the third quarter were EUR 89m, of which EUR 74m stemmed from Retail Norway. The unfavourable development in loan losses in the last four quarters has been strongly concentrated to isolated areas of the portfolio in Retail Norway, and loan losses in the other countries have been negligible in the same period.

Operating profit in the third quarter of EUR 403m represents an increase of 6% compared to the second quarter, and the return on equity increased from 23% in the second quarter to 24% in the third quarter.

Operating profit

EURm	Total Q3 2003	Total Q2 2003	Retail Denmark Q3 2003	Retail Denmark Q2 2003	Retail Finland Q3 2003	Retail Finland Q2 2003	Retail Norway Q3 2003	Retail Norway Q2 2003	Retail Sweden Q3 2003	Retail Sweden Q2 2003	Poland & Baltic Q3 2003	Poland & Baltic Q2 2003
Net interest income	**768**	758	202	202	191	193	133	120	228	231	10	10
Net commissions & other income	**357**	368	96	89	84	122	50	39	119	108	7	8
Total income	**1,125**	**1,126**	**298**	**291**	**275**	**315**	**183**	**159**	**347**	**339**	**17**	**18**
Total expenses	**-626**	-644	-155	-156	-151	-156	-104	-105	-196	-205	-14	-17
Profit before loan losses	**499**	**482**	**143**	**135**	**124**	**159**	**79**	**54**	**151**	**134**	**3**	**1**
Loan losses	**-89**	-94	-13	-12	-3	1	-74	-81	2	-3	-1	3
Goodwill depreciation	**-7**	-7	0	0	0	0	0	0	-4	-5	-3	-2
Operating profit	**403**	**381**	**130**	**123**	**121**	**160**	**5**	**-27**	**149**	**126**	**-1**	**2**
Cost/income ratio, %	**56**	57	52	54	55	50	57	66	57	61	84	91
Return on equity, %	**24**	23	28	27	32	45	2	-9	31	27	-1	6

Volumes and margins[1,2]

Volumes, EURbn	Total Q3 2003	Total Q2 2003	Retail Denmark Q3 2003	Retail Denmark Q2 2003	Retail Finland Q3 2003	Retail Finland Q2 2003	Retail Norway Q3 2003	Retail Norway Q2 2003	Retail Sweden Q3 2003	Retail Sweden Q2 2003	Poland & Baltic Q3 2003	Poland & Baltic Q2 2003
Lending	**119.8**	118.1	32.6	32.0	26.6	25.8	21.1	20.8	37.8	38.0	1.6	1.5
Deposits	**70.4**	69.8	15.4	15.6	21.9	21.9	11.2	11.0	20.8	20.2	1.0	1.0

Lending margins, %	Q3 2003	Q2 2003
To corporates	**1.2**	1.2
To personal customers	**1.7**	1.6
Total lending	**1.5**	1.4

Deposit margins, %	Q3 2003	Q2 2003
From corporates	**0.9**	1.0
From personal customers	**1.6**	1.6
Total deposits	**1.3**	1.3

[1] Volumes are end of period.
[2] Margins are excluding Poland & Baltic.

Key figures per quarter

	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Operating profit, EURm	**403**	381	347	341	415
Return on equity, %	**24**	23	22	18	23
Cost/income ratio, %	**56**	57	60	58	57
Customer base: personal customers, million	**9.7**	9.7	9.7	9.7	9.5
corporate customers, million	**1.0**	1.0	1.0	1.0	0.9
Number of employees (full-time equivalents)	**18,771**	19,246	19,992	20,300 [1]	19,500

[1] Including LG Petro Bank.

Corporate and Institutional Banking

- **Seasonal decline in customer demand**
- **Reduced Markets income, but still at a high level**
- **Continued cost savings**
- **Low loan losses**

Corporate and Institutional Banking delivers a range of products and services to corporate and institutional customers, and has customer responsibility for large corporates, shipping, offshore and oil services companies, and financial institutions.

Market conditions

Market conditions continued the slightly positive trend during the third quarter. Development in equity market turnover showed an increase in all four Nordic countries and indices increased in all countries.

Stock market development

	Market volume		Market index
	Q3 2003 Eurbn	Q3 vs. Q2 %	Q3 %
Denmark	17.6	31.6	10.8
Finland	38.8	25.4	0.9
Norway	19.5	14.3	6.3
Sweden	75.2	24.5	7.3
Average		24.0	

Business development

In Corporate Banking the deal flow came back at a satisfactory level with notable business deals, after a very quiet period in the beginning of the quarter. The deals included a joint lead mandate on a EUR 850m Euro Bond Transaction for ISS Global A/S.

Financial Institutions Division was operational as of 1 August 2003. The Division has customer responsibility for financial institutions and was created in order to strengthen Corporate and Institutional Banking's services towards this important customer segment.

In International and Shipping Division the activity level continued to be high, although slightly below the levels seen in the second quarter. The good underlying profitability in many shipping segments has spurred a number of transactions, and this trend is expected to continue throughout the year. In the international branches the positive trend continued.

In Markets Division, activity was affected by a lower level of customer activity mainly due to the holiday season. By end-August, activity levels returned to normal, with continued good customer demand for derivatives and structured solutions.

In Investment Banking, equity sales showed a small increase due to increased market activity. The primary market revenue remained at a low level. Nordea Securities maintained its third position in terms of Nordic market share with a year-to-date market share of 6.3 %.

In Custody Services, the number of transactions increased by 7% compared to the second quarter. Assets under custody increased by 2% to EUR 400bn. The income from Custody Services dropped somewhat due to continuous pressure on prices.

In Cash Management a number of important pan-Nordic deals have been won.

Result

Total income in the third quarter was EUR 218m, a reduction of EUR 55m from the second quarter. Net interest income was EUR 99m, down by EUR 10m from the previous quarter reflecting the reduced on-balance sheet lending and deposit volume. Credit margins remained at a stable level. Other income was EUR 128m, down by EUR 45m from the second quarter mainly due to decreased income from Markets explained by lower customer demand caused by Swedish EMU referendum and holiday season. The decrease was effecting mostly the income in Financial Institutions Division. Commission income from financial institutions and corporate customers fell as well as a consequence of seasonal decline in customer demand.

Total expenses in the third quarter were EUR 122m, down by EUR 21m from the second quarter. Personnel expenses were EUR 7m lower than in the previous quarter, attributable to decreasing headcount as well as lower provision for performance-related salaries. Restructuring cost in the third quarter were EUR 10m lower compared to high level in the second quarter. Other costs continued the declining trend.

Loan losses remained at a very low level of EUR 3m, down by EUR 10m from the previous quarter. Transfer risk reserve was reduced by EUR 3m explained by certain country upgradings in emerging markets.

Operating profit was EUR 94m, representing a return on equity of 13%. The cost/income ratio was 56%.

Operating profit by main area

EURm	Total Q3 2003	Total Q2 2003	Corporate Banking Division[1,2] Q3 2003	Corporate Banking Division[1,2] Q2 2003	Financial Institutions Division[1,2] Q3 2003	Financial Institutions Division[1,2] Q2 2003	International and Shipping Division[2] Q3 2003	International and Shipping Division[2] Q2 2003	Investment Banking[2] Q3 2003	Investment Banking[2] Q2 2003	Other Q3 2003	Other Q2 2003	Markets[3,4] Q3 2003	Markets[3,4] Q2 2003
Net interest income	**90**	100	52	60	9	12	27	27	0	0	2	1		
Other income	**128**	173	69	75	38	62	20	23	14	17	-13	-4	107	132
Total income	**218**	**273**	**121**	**135**	**47**	**74**	**47**	**50**	**14**	**17**	**-11**	**-3**	**107**	**132**
Total expenses	**-122**	-143	-35	-39	-26	-21	-12	-13	-12	-30	-37	-40	-55	-57
Profit before loan losses	**96**	**130**	**86**	**96**	**21**	**53**	**35**	**37**	**2**	**-13**	**-48**	**-43**	**52**	**75**
Loan losses	**-3**	-13	0	-14	0	0	-2	1	0	0	-1	0		
Transfer risk	**3**	10	2	10	0	0	0	0	0	0	1	0		
Equity method	**0**	10	0	0	0	0	0	0	0	0	0	10		
Goodwill depreciation	**-2**	-2	0	0	-1	-1	0	0	0	-1	-1	0		
Operating profit	**94**	**135**	**88**	**92**	**20**	**52**	**33**	**38**	**2**	**-14**	**-49**	**-33**	**52**	**75**
Lending, EURbn	**24.2**	25.3	14.8	15.8	2.3	2.7	7.1	6.8						

[1] Figures have been restated following the new organisation

[2] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[3] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

[4] In connection with introducing fair valuation for derivatives within Markets (mainly taking counterparty risk into account), a previously held central reserve of EUR 17m was transferred to Markets in the third quarter. This transfer reduced income in Markets, but did not affect the Group's result. In the second quarter a corresponding amount of EUR 22m was transferred to Markets.

Key figures per quarter

	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Operating profit, EURm	**94**	135	109	138	123
Return on equity, %	**13**	19	15	18	15
Cost/income ratio, %	**56**	52	50	55	54
Number of employees (full-time equivalents)	**2,172**	2,316	2,363	2,444	2,550

Asset Management & Life

- **Asset Management product result up 14% against Q2 on revenue growth of 6%.**
- **Life product result at EUR 43m for Q3**
- **Net inflow (sales) in Q3 of EUR 2.4bn**
- **AuM at EUR 107 bn at quarter-end**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the retail savings market in general.

Market conditions

During the quarter, the MSCI World index grew by 3.4% with the MSCI Nordic slightly better at 5.2%. The MSCI Finland actually fell by 2.2%. While the development in equity markets was not as positive as in the second quarter, sentiment began to improve in most markets. Healthy sales brought year-to-date inflows to EUR 6.7 bn or 7% of end-2002 AuM. AuM rose 5% from the second quarter.

The Swedish market saw intense discussion of corporate governance issues relating to the prevalent mutual business model in the Life sector. Among other things, it was suggested that free movement between providers should be legally guaranteed. Nordea, which has the smallest legacy life operation among major banks operating in Sweden, is positioned to benefit from this through its new transparent, non-mutual and fee-based range of Life products. These products – featuring the right to free movement at marked-to-market rates for private customers – have attracted strong interest since their introduction in June.

Structural measures reduce complexity

Nordea Investment Management (NIM) divested its pensions services business in Norway to focus exclusively on active portfolio management. In addition, while total staff numbers continued to be reduced, Nordea strengthened its core competencies by attracting a number of senior portfolio management staff for its Norwegian equities, European equities and Strategic Asset Allocation teams.

The business units Long-Term Savings & Life and Nordic Private Banking were merged to form Nordic Wealth Management. This brings together Nordea's distribution and customer service activities in the Nordic retail savings and investment market in one organisation.

Business development

Net inflow to Nordic retail funds was EUR 1.1bn and total AuM in this category increased by 7.6% to EUR 30.4bn. Average margins increased during the quarter due to an improved asset mix.

Nordic Funds market shares in third quarter 2003

	Nordic	Denmark	Finland	Norway	Sweden
Net sales	26.4%	38.4%	53.8%	12.4%	15.4%
AuM	19,8% [1]	26.6%	24.9%	8.5%	16,9% [1]

[1]Market share as of second quarter 2003

Nordic private banking activities saw continued improvement in inflows and customer activity. Total assets under management increased by 5.0% to EUR 21.5bn.

Net written premiums in Life declined to EUR 457m (EUR 548m). Buffers in Life were largely unchanged, with Nordea as the best consolidated Life company in the Danish market.

Total assets under management in Nordea's European private banking and fund distribution activities increased by 9.6% to EUR 10.3bn. Two new funds, Global Value and Japanese Value, were launched through the European fund distribution channel.

In the institutional segment, new international and Nordic equity mandates were won during the quarter but were not funded before quarter-end. AuM for non-affiliated institutional clients grew by 3.4% to EUR 21.4bn.

Result

Third quarter revenues from asset management activities were EUR 120m, up EUR 7m. Costs rose marginally as activity-related items increased their share. The product result from asset management improved further, reaching EUR 48m for the quarter.

Product result for life was down 17% from the previous quarter's high level but still healthy at EUR 43m, reflecting the stability introduced with the new business model. Financial buffers decreased slightly from 4.8% to 4.6% of life provisions.

Volumes, inflow and margins

EURbn	Total Q3 2003	Total Q3 Inflow	Total Q2 2003	Denmark Q3 2003	Denmark Q2 2003	Finland Q3 2003	Finland Q2 2003	Norway Q3 2003	Norway Q2 2003	Sweden Q3 2003	Sweden Q2 2003
Customer/Market dimension											
Nordic retail funds	**30.4**	**1.1**	28.2								
Nordic private banking	**21.5**	**0.7**	20.5								
European private banking and fund distribution	**10.3**	**0.7**	9.4								
Institutional clients	**21.4**	**-0.1**	20.7								
Life & Pensions	**23.4**	**0.0**	23.1								
Total	**107.0**	**2.4**	101.9								
Organisational dimension											
Investment Funds, volumes[1]	**38.4**		35.6	12.1	11.6	5.1	4.8	1.3	1.2	15.3	14.3
Investment Management, volumes[2]	**70.4**		67.4								
Investment Funds margins, %[3]	**0.98**		0.97	0.57	0.62	1.16	1.16	0.85	0.75	1.10	1.06
Investment Management margins, %[2]	**0.17**		0.18								

[1] Including EUR 3.7bn and EUR 4.5bn outside the Nordic countries for the second and third quarter, respectively.

[2] Includes management of Nordea investment funds and Group Life & Pensions assets.

[3] For Denmark net margins are included, whereas in the other markets, gross margins (before costs of fund management) are included.

Key figures per quarter – Asset Management activities

EURm	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Revenues	**120**	113	106	113	109
Expenses	**-45**	-44	-48	-51	-49
Distribution expenses	**-27**	-27	-27	-24	-25
Product result	**48**	**42**	**31**	**38**	**35**
of which profit within Retail Banking	*22*	*19*	*15*	*19*	*15*
Cost/income ratio, %	**60**	63	70	67	68
Assets under management, EURbn	**107**	102	95	96	93
Number of employees (full-time equivalents)	**804**	829	838	853	856

Key figures per quarter – Life activities

EURm	**Q3 2003**	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Traditional life insurance					
Premiums written, net of reinsurance	**370**	461	499	595	381
Normalised investment return[1]	**236**	247	250	284	285
Benefits paid and change in provisions	**-532**	-626	-636	-770	-511
Insurance operating expenses	**-24**	-28	-27	-30	-26
Normalised operating margin[1]	**50**	**54**	**86**	**79**	**129**
Fluctuations compared to normalised investment return	**-151**	297	-14	117	-435
Change in discount rate for life provisions	**126**	-126	-48	-83	-277
Actual operating margin	**25**	**225**	**24**	**113**	**-583**
of which allocated to policyholders	**-13**	-13	-8	0	-6
of which to/from financial buffers	**28**	-165	11	-51	579
Net profit from other business	**-1**	4	-1	-4	-1
Product result before distribution expenses	**39**	**51**	**26**	**58**	**-11**
Unit-linked business					
Premiums written, net of reinsurance	**87**	87	100	127	84
Product result before distribution expenses	**7**	**4**	**-1**	**-7**	**2**
Total					
Premiums written, net of reinsurance	**457**	548	599	722	465
Product result before distribution expenses	**46**	**55**	**25**	**51**	**-9**
Distribution expenses in Retail Banking	**-3**	-3	-3	-3	-2
Product result [2]	**43**	**52**	**22**	**48**	**-11**
of which profit within Retail Banking	**3**	15	9	41	16
Bonds	**15,125**	15,004	14,837	14,551	12,945
Equities	**2,953**	2,921	2,391	2,524	3,543
Property	**2,021**	2,007	1,999	2,041	1,908
Unit-linked	**3,275**	3,147	2,890	2,974	2,827
Total investments	**23,374**	23,079	22,117	22,090	21,223
Investment return, % [3]	**0.4**	3.3	1.4	2.7	-0.8
Technical provisions	**22,474**	22,140	21,302	21,370	20,585
of which financial buffers	**842**	869	535	551	508
Number of employees (full-time equivalents)[4]	**1,014**	1,008	1,011	1,013	966

[1] In the statutory reporting investments are valued at market price. As a consequence, short-term fluctuations in financial markets affect the operating profit. The normalised investment return reflects the expected long-term return on investments based on the applicable asset mix within Life & Pensions operations.

[2] Reported life result in the Group's income statement includes the costs related to commissions paid to Retail Banking. In the presented product result these commissions are not deducted since they contribute to the Group's earnings on life products.

[3] Exclusive of unit-linked business.

[4] The increase in number of employees from third quarter 2002 is a consequence of the split of shared functions previously included in General Insurance.

Group Treasury

- **Financial markets focused on economic recovery**
- **Loss on bond portfolio following increased medium- and long-term interest rates**
- **Gain on equities**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Market conditions

The main theme for global financial markets in the third quarter was economic recovery.

Interest rates rose globally and equity markets showed positive performance during most of the quarter. This development was partly reversed late in the quarter, following disappointing employment numbers in the US and a G7 statement on global economic imbalances.

Business development

The establishment of the Scandinavian cash pool by the Nordic central banks, allowing banks located in one of the Nordic countries to flexible use of collateral for intra-day purposes without actual cross-border transfer, is an important new tool for Nordea in its liquidity management.

London Branch funding activities have been discontinued.

At the end of September, the price risk involved in Group Treasury's interest-rate positions, calculated as a parallel shift assuming a change in market interest rates of 100 basis points, was EUR 122m compared to EUR 96m at the end of the second quarter.

The risk related to equities, calculated as VaR, was EUR 55m compared to EUR 43m at the end of June. The VaR figure comprises all equities including listed, unlisted and private equity.

Result

Operating profit was EUR 35m in the third quarter compared to EUR 91m in the second quarter.

Investment earnings showed a gain of EUR 27m in the quarter compared to a gain of EUR 75m in the previous quarter.

The fixed-income portfolio showed a loss of EUR 6m in the third quarter compared to a gain of EUR 57m in the second quarter. The deterioration was a result of increasing medium- and long-term interest rates. The positive performance in equity markets resulted in an improvement of income from equity investments to a gain of EUR 33m compared to a gain of EUR 18m in the second quarter.

Operating profit in Group Funding totalled EUR 8m (EUR 16m).

Operating profit by main area

	Total		Group Investment				Group Funding	
			Fixed-income		Equity			
EURm	**Q3 2003**	Q2 2003	Q3 2003	Q2 2003	Q3 2003	Q2 2003	Q3 2003	Q2 2003
Income			-3	60	33	19	17	24
Expenses			-3	-3	0	-1	-9	-8
Profit excluding investment earnings	**8**	**16**					**8**	**16**
Investment earnings	**27**	75	-6	57	33	18		
Operating profit	**35**	**91**						

Key figures per quarter

	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Operating profit, EURm	**35**	91	58	27	31
Cost/income ratio, %	**20**	8	12	23	22
Bonds, EURm	**15,409**	15,560	16,778	12,061	14,154
Equities, EURm	**441**	404	464	476	499
Investments, EURm	**15,850**	15,964	17,242	12,537	14,653
Number of employees (full-time equivalents)	**98**	98	100	96	98

Wednesday 29 October 2003

Lars G Nordström
President and Group CEO

- A conference call with management will be arranged on 29 October 2003 at 6.00 pm, CET. (Please dial +44 (0) 20 7162 0183, password Nordea, 10 minutes in advance.)
- This interim report is available on the Internet (www.nordea.com).
- A slide presentation is available on the Internet.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Sigurd Carlsen, Head of Investor Relations	+46 8 614 7852	(or +46 70 204 9878)
Erik Evrén, Chief Communication Officer	+46 8 614 8611	(or +46 70 946 5389)

Financial calendar:

The year-end report 2003 will be published on 18 February.
The Annual General Meeting will be held on 31 March.
The interim report first quarter 2004 will be published on 28 April.
The interim report second quarter 2004 will be published on 18 August.
The interim report third quarter 2004 will be published on 27 October.

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

This interim report has not been subject to review by auditors.

Nordea AB
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 556547-0977

www.nordea.com

Statutory income statement

EURm	Note	Q3 2003	Q3 2002	Jan-Sep 2003	Jan-Sep 2002
Interest income		2,361	2,674	7,252	7,781
Interest expenses		-1,462	-1,703	-4,477	-4,985
Net interest income		**899**	**971**	**2,775**	**2,796**
Dividends received		6	6	42	33
Net commission income		393	379	1,128	1,170
Net result from financial operations	1	101	34	283	177
Other operating income		33	58	160	127
Total operating income		**1,432**	**1,448**	**4,388**	**4,303**
General administrative expenses					
Personnel expenses		-520	-521	-1,577	-1,534
Other administrative expenses		-319	-358	-1,007	-1,082
Depreciation and write-down of tangible and intangible fixed assets		-68	-83	-215	-240
Total operating expenses		**-907**	**-962**	**-2,799**	**-2,856**
Profit before loan losses		**525**	**486**	**1,589**	**1,447**
Loan losses, net	2	-101	-54	-249	-172
Change in value of assets taken over for protection of claims	2	12	-12	-30	-13
Profit from companies accounted for under the equity method		10	4	43	36
Operating profit, banking		**446**	**424**	**1,353**	**1,298**
Operating profit, insurance	3	**35**	**-22**	**92**	**-186**
Operating profit		**481**	**402**	**1,445**	**1,112**
Pension adjustments		-11	-123	-16	-283
Taxes		159	-86	-139	-265
Minority interests		-1	0	-2	0
Net profit for the period		**628**	**193**	**1,288**	**564**
Earnings per share, EUR		0.21	0.07	0.44	0.19
Earnings per share, after full dilution, EUR		0.21	0.07	0.44	0.19

Statutory balance sheet, end of period

Assets, EURm	Note	30 Sep 2003	31 Dec 2002	30 Sep 2002
Loans and advances to credit institutions		24,900	23,496	21,064
Lending	4	148,688	145,740	147,252
Bonds and other interest-bearing securities		30,185	28,166	30,350
Shares and participations		658	596	687
Shares in associated and group undertakings		443	538	528
Assets, insurance[1]		22,597	21,534	21,358
Intangible fixed assets		2,154	2,427	2,392
Tangible assets		1,309	1,874	1,894
Other assets, banking[1]		29,746	25,248	26,251
Total assets		**260,680**	**249,619**	**251,776**
[1]Of which investments, customers and policyholders bear the whole risk.		6,144	5,872	5,624

Liabilities, provisions and shareholders' equity, EURm				
Liabilities to credit institutions		25,151	25,962	31,112
Deposits and other borrowings from the public		92,928	94,177	92,556
Debt securities in issue		66,818	61,858	64,558
Liabilities, insurance		21,583	20,218	20,108
Provisions and other liabilities, banking		36,252	29,369	26,286
Subordinated liabilities		5,400	6,128	5,593
Minority interests		9	10	18
Shareholders' equity		12,539	11,897	11,545
Total liabilities, provisions and shareholders' equity		**260,680**	**249,619**	**251,776**
Assets pledged for own liabilities		9,220	9,942	10,750
Contingent liabilities		14,314	15,576	15,316
Commitments		1,292,681	1,136,142	1,214,085

Movements in shareholders' equity

EURm	2003			2002		
	Restricted equity	Unrestricted equity	Total equity	Restricted equity	Unrestricted equity	Total equity
Shareholders' equity at 1 January	6,056	5,841	11,897	6,051	5,768	11,819
Dividend		-673	-673		-682	-682
Conversion of convertible loans			-	14		14
Own shares [1,2]		-2	-2		-184	-184
Currency translation adjustment	44	-15	29	18	-4	14
Net profit for the period		1,288	1,288		564	564
Shareholders' equity at 30 September	**6,100**	**6,439**	**12,539**	**6,083**	**5,462**	**11,545**

[1]Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at the end of September 2003 3.1m (end of Dec 2002: 2.7m).

[2]Number of own shares referring to Nordea's repurchase of own shares at the end of September 2003 57.0 million (end of December 2002 57.0 million). The Annual General Meeting (AGM) decided on 24th of April to reduce the share capital by EUR 22,593,410.56. The cancellation was registrated in early October 2003. The reduction has been made through retirement without payment. Average number of own shares Jan-Sept 2003 59.4 million (Jan-Dec 2002 33.0 million).

Cash flow statement

EURm	Jan-Sep 2003	Jan-Sep 2002
Net cash inflow/(outflow) from operating activities before changes in ordinary business assets and liabilities	1,761	1,774
Changes in ordinary business assets and liabilities	-9,958	-3,412
Net cash inflow/(outflow) from operating activities	-8,197	-1,638
Net cash inflow/(outflow) from capital expenditure and financial investments	779	1,202
Net cash inflow/(outflow) from financing	3,552	2,192
Increase/(decrease) in cash	**-3,866**	**1,756**
Cash and cash equivalents at beginning of period	**8,484**	**8,323**
Cash and cash equivalents at end of period	**4,618**	**10,079**

Accounting principles

This interim report has been prepared in accordance with the recommendation on interim reporting (RR20) issued by the Swedish Financial Standards Council, the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies and the regulations issued by the Swedish Financial Supervisory Authority.

In all material respects the accounting principles and the basis for calculations are unchanged in comparison to the Annual Report for 2002.

Exchange rates

	Jan-Sep 2003	Jan-Sep 2002
EUR 1 = SEK		
Income statement (average)	9.1808	9.1522
Balance sheet (at end of period)	8.9625	9.1516
EUR 1 = DKK		
Income statement (average)	7.4283	7.4306
Balance sheet (at end of period)	7.4256	7.4274
EUR 1 = NOK		
Income statement (average)	7.9138	7.5769
Balance sheet (at end of period)	8.1840	7.3415
EUR 1 = PLN		
Income statement (average)	4.3306	3.8041
Balance sheet (at end of period)	4.6227	4.0926

Notes

Note 1 **Net result from financial operations,** EURm

	Q3 2003	Q3 2002	Jan-Sep 2003	Jan-Sep 2002
Realised gains/losses				
Shares/participations and other share-related instruments	51	12	55	44
Interest-bearing securities and other interest-related instruments	-75	-74	4	-30
Other financial instruments	39	19	32	9
	15	-43	91	23
Unrealised gains/losses				
Shares/participations and other share-related instruments	23	-47	28	-75
Interest-bearing securities and other interest-related instruments	18	59	186	34
Other financial instruments	-7	0	-9	0
	34	12	205	-41
Foreign exchange gains/losses	52	65	-13	195
Debt redemption	0	0	0	0
Total	**101**	**34**	**283**	**177**

Note 2 **Loan losses, net,** EURm

	Q3 2003	Q3 2002	Jan-Sep 2003	Jan-Sep 2002
Individually appraised receivables				
Losses incurred during the period	-137	-120	-450	-241
Amount of previous provisions used during the period	95	108	325	199
Provisions for probable loan losses during the period	-175	-166	-525	-458
Recovery of previously incurred losses	41	21	96	69
Reversal of previous provisions	82	85	291	246
The period's costs for individually appraised receivables, net	-94	-72	-263	-185
General reserve				
Allocation to/withdrawal from general reserve	-11	16	-4	5
Receivables appraised by category				
Write-downs on losses incurred	0	-3	0	-12
Recovery of previously incurred losses	0	5	0	12
Allocation to/ withdrawal from reserves for probable loan losses	1	0	2	3
The period's costs for receivables appraised by category, net	1	2	2	3
Transfer risk				
Allocation to/ withdrawal from reserve for transfer risk	2	1	13	6
Contingent liabilities				
Net cost for redemption of guarantees and other contingent liabilities during the period	1	-1	3	-1
Loan losses, net (Statutory income statement)	**-101**	**-54**	**-249**	**-172**
Change in value of assets taken over for protection of claims	12	-12	-30	-13
Loan losses, net (Operational income statement)	**-89**	**-66**	**-279**	**-185**

Note 3 Operating profit, insurance, EURm	Q3 2003	Q3 2002	Jan-Sep 2003	Jan-Sep 2002
General insurance				
Earned premiums, net of reinsurance	-	-	-	841
Technical interest	-	-	-	64
Claims incurred, net of reinsurance	-	-	-	-698
Insurance operating expenses, net of reinsurance	-	-	-	-249
Technical result	-	-	-	-42
Investment activities				
Interest etc	-	-	-	70
Realised and unrealised investment gains	-	-	-	-35
Investment expenses	-	-	-	-4
Technical interest transferred to insurance activities	-	-	-	-67
Total profit on investment activities	-	-	-	-36
Profit before tax, general insurance	**-**	**-**	**-**	**-78**
Life insurance and pensions				
Premiums written, net of reinsurance	434	439	1,522	1,675
Claims incurred and benefits paid and change in provisions	-549	-523	-2,207	-1,447
Change in bonus equalisation provisions	18	548	-103	825
Insurance operating expenses, net of reinsurance	-34	-36	-109	-115
Net profit from health and personal accident insurance	-3	-2	-2	-6
Investment activities				
Income from land and buildings	29	26	91	95
Interest etc	204	81	616	404
Realised and unrealised investment gains	-55	-585	386	-1,547
Investment expenses	-3	-6	-12	-16
Pension yield tax etc	-1	46	-73	90
Profit before tax, life insurance and pensions	**40**	**-12**	**109**	**-42**
Operating profit before group adjustments	**40**	**-12**	**109**	**-120**
Sale of General Insurance	-	-4	-	-44
Group adjustments (goodwill depreciation)	-5	-6	-17	-22
Operating profit, insurance	**35**	**-22**	**92**	**-186**

Note 4 **Lending**

Loan portfolio, EURm	30 September 2003			31 December 2002		
	Total lending	Impaired loans, net	Provisions	Total lending	Impaired loans, net	Provisions
Companies	82,075	630	1,697	85,089	890	1,764
Personal customers	63,544	210	374	57,929	213	383
Public sector	3,069	4	1	2,722	4	6
Total	**148,688**	**844**	**2,072**	**145,740**	**1,107**	**2,153**

Impaired loans, EURm	30 Sep 2003	31 Dec 2002	30 Sep 2002
Impaired loans, gross	2,916	3,260	3,136
Provisions for impaired loans	-2,072	-2,153	-2,290
of which			
specific	-1,624	-1,698	-1,834
appraised by category	-64	-64	-79
general	-384	-391	-377
Impaired loans, net	**844**	**1,107**	**846**
Provisions/impaired loans, gross, %	71	66	73
Impaired loans, net/lending, %	0.6	0.8	0.6
Assets taken over for protection of claims, EURm			
Shares and participations	38	26	22
Land and buildings	2	2	3
Other	1	1	1
Total	**41**	**29**	**26**

Note 5 **Capital adequacy**

Capital adequacy	30 Sep 2003	31 Dec 2002	30 Sep 2002
Tier 1 capital, EURm	10,198	9,612	9,526
Capital base, EURm	13,244	13,364	12,367
Risk-weighted assets, EURbn	135	135	137
Tier 1 capital ratio, %	7.5	7.1	7.0
Total capital ratio, %	9.8	9.9	9.0

Note 6 **Derivatives**

	Interest rate derivatives		Equity derivatives		Foreign exchange derivatives		Other derivatives	
EURm 30 September 2003	Market value	Book value	Market value	Book value	Market value	Book value	Market value	Book value
Positive values	13,954	13,726	353	220	5,698	5,591	56	32
Negative values	13,351	13,155	293	197	7,142	6,894	95	58

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 22 October 2003 1(1)

Extraordinary General Meeting of Nordea, 22 October 2003

Certain amendments to the Company's articles of association were decided at today's Extraordinary General Meeting of Nordea AB (publ). The amendments derive from Nordea during the autumn having applied for a bank charter as part of the transformation of the Group's legal structure. The Company's name is changed to Nordea Bank AB (publ) and the object of the Company's operations has been extended to also comprise banking business. The amendments to the articles of association will enter into effect in connection with Nordea Bank Sweden AB (publ) being merged into Nordea, which is scheduled to take place in the first quarter of 2004.

The General Meeting also decided that Nordea shall on an ongoing basis be able to purchase own shares to facilitate the securities business that the Company will carry on after the merger with Nordea Bank Sweden AB (publ). Purchases may be effected from the date when the securities business of Nordea has started until the next annual general meeting. Nordea's holdings of such shares may not at any time exceed five per cent of the total number of shares in the Company. Moreover, the Company's total holdings of own shares may not at any time exceed ten per cent of the total number of shares in the Company. The price of purchased shares shall at all times correspond to the prevailing market price.

For further information:
Erik Evrén, Chief Communication Officer, +46 8 614 8611

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,240 branch offices. The Nordea Group is a world leader in Internet banking, with more than 3.5 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Nordea

IBM

Press release 1 October 2003 1(2)

Nordea and IBM sign agreement on IT partnership

Building on Nordea's earlier announcement about IT production consolidation, Nordea and IBM have signed a 10-year estimated EUR 2.2 billion IT service agreement to transform and consolidate Nordea's overall IT production services into an on-demand infrastructure. As part of the solution, Nordea and IBM are forming a single-purpose joint venture, which will employ about 900 employees from Nordea starting 1 November 2003.

The part of Nordea IT production to which this agreement applies represents an annual cost base of EUR 330-340 million including investment related expenses of EUR 30 million during the fourth quarter 2003. When the transformation is completed the partnership will bring significant cost savings to Nordea. In terms of absolute costs there will be a slight decrease during the next three years despite important transformation investments and volume growth.

"This partnership will facilitate a large transformation process to centralise our IT production, and thereby reduce IT costs while enabling us to focus more strongly on core business", says Markku Pohjola, Deputy Group CEO and Head of Group Processing and Technology.

The agreement moves Nordea from a fixed IT production cost structure to a model where Nordea pays only for use of the systems and technology provided via IBM's on-demand services. A number of technological platforms will be consolidated into one location, and networks and desktops will be standardised. IBM will deploy an environment that automates many tasks associated with key IT functions, such as resource provisioning, asset tracking, workflow scheduling, and real-time infrastructure monitoring.

IBM and Nordea will jointly staff a Transformation and Innovation centre to help Nordea realise additional cost savings and performance improvements.

"IBM's on-demand solution will enable Nordea to better align IT production costs with business volumes ", says Dominique Cerutti, General Manager IBM Global Services, EMEA.

For further information:

Markku Pohjola, Head of Group Processing and Technology, Nordea, + 358 9 165 42245
Jarle Haug, Head of Group IT, Nordea, + 47 9008 7633
Erik Evrén, Chief Communication Officer, Nordea, +46 70 946 53 89
Gillian Kenny, Media Relationship Manager IBM Global Services, + 44 1947 897 632

Nordea
Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,240 branch offices. The Nordea Group is a world leader in Internet banking, with more than 3.5 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.
www.nordea.com

IBM Global Services
IBM Global Services is the world's largest information technology services and consulting provider, generating over $36 billion in 2002. Approximately 180,000 professionals serve customers in more than 160 countries, providing the entire spectrum of customers' e-business needs -- from the business transformation and industry expertise of IBM Business Consulting Services to hosting, infrastructure, technology design and training services. IBM Global Services delivers integrated, flexible and resilient processes -- across companies and through business partners -- that enable customers to maximize the opportunities of an on-demand business environment.

Extraordinary General Meeting of Nordea AB (publ) to be held on 22 October

An extraordinary general meeting will be held on Wednesday 22 October regarding the change process of the legal structure of Nordea AB (publ).

The extraordinary general meeting of shareholders will be held at 2.00 p.m. Swedish time in the Auditorium, Nordea, Smålandsgatan 24, Stockholm.

The shareholders may also participate in the extraordinary general meeting through telecommunication

- at 3.00 p.m. Finnish time at the Dipoli, Otakaari 24, Otaniemi, Espoo
- at 2.00 p.m. Danish time in the Conference hall, Nordea, Christiansbro, Strandgade 3, Copenhagen.

The notice convening the extraordinary general meeting is published in Dagens Nyheter, Post- och Inrikes Tidningar, Svenska Dagbladet, Berlingske Tidende, Jyllands-Posten, Statstidende, Helsingin Sanomat and Hufvudstadsbladet, and is available on Nordea's website, www.nordea.com.

For further information:
Erik Evrén, Chief Communication Officer, +46 8 614 8611

Nordea

The shareholders of Nordea AB (publ) are hereby summoned to the Extraordinary General Meeting of Shareholders on Wednesday 22 October 2003

The extraordinary general meeting of shareholders will be held at 2.00 p.m. Swedish time in the Auditorium, Nordea, Smålandsgatan 24, Stockholm.

The shareholders may also participate in the extraordinary general meeting through telecommunication

- at 3.00 p.m. Finnish time at the Dipoli, Otakaari 24, Otaniemi, Espoo
- at 2.00 p.m. Danish time in the Conference hall, Nordea, Christiansbro, Strandgade 3, Copenhagen.

Registration of participation at the extraordinary general meeting will be broken off at the opening of the extraordinary general meeting.

The premises will open at 13.15 p.m. local time in Stockholm and Copenhagen and at 14.00 p.m. local time in Espoo.

Common instructions to all shareholders

Shareholders who wish to participate in the extraordinary general meeting shall be entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 10 October 2003. The following shareholders therefore have to temporarily re-register their shares in their own names in VPC AB in Sweden in order to be entitled to participate in the extraordinary general meeting.

- Shareholders whose shares are held in trust in Sweden
- Shareholders who are holders of Finnish Depositary Receipts in Finland
- Shareholders who are holders of shares registered in Værdipapircentralen in Denmark

Such re-registration shall be completed at VPC AB in Sweden by 10 October 2003. This means that the shareholder shall, in good time prior to this date, inform the trustee about this.

Instructions to holders of shares registered in VPC AB in Sweden

Notification of participation in the extraordinary general meeting shall be made to Nordea AB (publ) (the Company) at the latest on 17 October 2003 at 1.00 p.m. Swedish time to the following address: Nordea Bank Sweden AB (publ), Custody Operations, C 02, SE-105 71 Stockholm, or by telephone +46 8 614 97 10, or by fax: +46 8 791 76 45, or on the Internet at the following address: www.nordea.com.

Instructions to holders of Finnish Depositary Receipts (FDR) in Finland

Request for re-registration in one's own name and notification of participation in the extraordinary general meeting shall be made at the latest on 9 October 2003 at 4.00 p.m. Finnish time to Nordea Bank Finland Plc, 2590 Issuer Services, 00020 Nordea, or by telephone +358 9 165 51397 or +358 9 165 51398 or fax +358 9 637 256, or on the Internet at the following address: www.nordea.com.

Nordea

At the re-registration, each shareholder should state in which financial institute the shareholder's FDRs are registered.

Shareholders, whose shares are registered in the shareholders' own names in VPC AB in Sweden, may also notify their participation in the extraordinary general meeting later, however not later than 17 October 2003 at 2.00 p.m. Finnish time in the above-mentioned manner.

Instructions to holders of shares registered in Værdipapircentralen in Denmark

Request for re-registration in one's own name and notification of participation in the extraordinary general meeting shall be made at the latest on 9 October 2003 at 12.00 noon Danish time to one of Nordea Bank Danmark's branch offices, or to Nordea Bank Danmark A/S, Issuer Services, H.H., Box 850, 0900 Copenhagen C, or by telephone +45 33 33 33 01 or fax +45 33 33 10 31, or on the Internet at the following address: www.nordea.com.

At the re-registration, each shareholder should state in which financial institute the shares are registered and the account number.

Shareholders, whose shares are registered in the shareholders' own names in VPC AB in Sweden, may also notify their participation in the extraordinary general meeting later, however not later than 17 October 2003 at 1.00 p.m. Danish time in the above-mentioned manner.

Other information

At the notification of participation, each shareholder should state in which place participation would take place.

Shareholders, who have their shares registered in more than one country, should state this at the time of the notification of participation.

Representative by a proxy
Shareholders, who participate through a representative by a proxy, shall issue a written, dated proxy for the representative. The proxy is valid for one year after its execution. The proxy in original should be presented to the Company at one of the above-mentioned addresses in good time prior to the extraordinary general meeting. If the proxy is issued by a legal entity, a certified copy of the registration certificate or an equivalent certificate of authority should be submitted.

Advisers
Shareholders or their representatives by proxies may bring at most two advisers. An adviser to a shareholder may be brought to the extraordinary general meeting only if the shareholder gives notice the Company of the number of advisers in the manner mentioned above in connection to shareholders' notification of participation.

Proposed agenda

1. Election of a chairman for the general meeting.
2. Preparation and approval of the voting list.

Nordea

3. Approval of the agenda.
4. Election of at least one minutes checker.
5. Determination whether the general meeting has been duly convened.
6. Proposal for a decision on amendments of §§ 1, 3 and 13 of the articles of association.
7. Proposal for a decision on purchase of own shares according to Chapter 4 section 5 of the Securities Business Act (1991:981).

Decision proposals etc.

1. Election of a chairman for the general meeting

The board of directors' proposal: Claes Beyer, member of the Swedish Bar Association.

6. Amendments of §§ 1, 3 and 13 of the articles of association

§ 1

Current wording	**Proposed wording**
The name of the company is Nordea AB. The company is a public company (publ).	The name of the company is Nordea *Bank* AB. The company is a public company (publ).

§ 3

Current wording	**Proposed wording**
The object of the company is to, *directly or indirectly, own and administer banks and other credit institutions, insurance companies and other companies linked to such financial operations or insurance business, and* in its capacity as parent company attend to and be responsible for overarching functions in the group, such as management, supervision, risk management and staff functions, *and to conduct other operations related thereto.*	The object of the company is to *conduct banking business.*
	The company may carry on business according to Chapter 2 sections 1 and 2 of the Banking Business Act (1987:617), including the following lines of business:
	1. deposits and advances of money, *2. issuing of guarantees,* *3. payment agency,* *4. providing of means of payment,* *5. credit agency,* *6. factoring,*

Nordea

7. *financial leasing of movable property,*
8. *securities business in accordance with the Security Business Act (1991:981),*
9. *business in accordance with the Security Funds Act (1990:1114),*
10. *pension savings business in accordance with the Individual Pension Savings Act (1993:931),*
11. *executor and trustee business,*
12. *leasing of bank- and service safe-deposit boxes and acceptance of securities and valuables for safe custody,*
13. *furnishing of credit information,*
14. *foreign exchange trading,*
15. *documentary credit business,*
16. *company guidance and agency for purchases and sales of companies,*
17. *debt-collection business,*
18. *agency for purchases, sales and mortgaging of real property and site-leasehold rights,*
19. *management of real estate and site-leasehold rights,*
20. *trading in gold on behalf of customers,*
21. *accounting services,*
22. *transportation of valuables,*
23. *providing of computer services,*
24. *acting as intermediary concerning insurance's,*
25. *providing of postal services after permit being granted.*

The company shall further, in its capacity as parent company, attend to and be responsible for overarching functions in the group, such as management, supervision, risk management and staff functions.

§ 13

Current wording	**Proposed wording**
--------	--------
15. Other matters to be addressed by the general meeting in accordance with *the* Swedish *Companies Act* or the articles of association.	15. Other matters to be addressed by the general meeting in accordance with Swedish *law* or the articles of association.
--------	--------

Nordea

7. Purchase of own shares according to Chapter 4 section 5 of the Securities Business Act (1991:981)

The law requires a decision by the shareholders' meeting to trade in own shares in a securities business. The Board's proposal to the general meeting is that the Company, in order to facilitate the securities business that the company will carry on after the merger with Nordea Bank Sweden AB (publ), from the time such securities business has commenced up until the next annual general meeting of shareholders, may purchase own shares according to Chapter 4 section 5 of the Securities Business Act (1991:981). However, with the limitation that such shares must never exceed 5 per cent of the total number of shares in the Company. The aggregate number of own shares held by the Company must never exceed 10 per cent of the total number of shares in the Company.

Complete proposals regarding items 6 and 7 will be available at the Company, address Hamngatan 10, Stockholm, Sweden, and at Nordea Bank Finland Plc, address Alexanterinkatu 36 B, Helsinki, Finland, and at Nordea Bank Danmark A/S, address Strandgade 3, Copenhagen as from 7 October 2003, and will be sent to shareholders requesting such information and stating their postal address.

Stockholm, September 2003
The Board of Directors

Nordea

Pressmeddelande

Stockholm, 4 september, 2003 1(1)

FLAGGING RELEASE

As a result of Nordea Bank Finland Abp, 1680235-8, accepting an exchange offer from OM AB (publ) to the shareholders of HEX Abp, the Nordea Group per 3 September 2003 has receive 3,757,057 shares in OM HEX AB (publ).

The Nordea Group's aggregate holdings in OM HEX AB (publ) amount thereafter to 6,595,078 shares, which together represent 5.72 per cent of the company's capital stock and number of votes.

Nordea AB (publ)
105 71 Stockholm

For further information:
Sigurd Carlsen, head of Investor Relations, 08 614 7852
Jakob Grinbaum, head of Group Treasury and Group Corporate Development, 08 614 7891

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 20 August 2003 1(1)

Extraordinary General Meeting of Nordea AB (publ) in legal structure change process

The change process for the Nordea Group's legal structure is progressing according to the previously announced plan. Nordea Bank Danmark A/S and Nordea Bank Sweden AB (publ) have been transferred from Nordea Bank Finland Abp to Nordea AB (publ) by way of internal sale. The transfer of Nordea Bank Norge ASA is to be completed following approval by the Norwegian authorities.

The Board of Directors of Nordea AB (publ) has today resolved to apply for a banking license for Nordea AB (publ), the parent company in the Nordea Group. Nordea AB (publ) is to be the Group's operational banking company in Sweden after absorption of Nordea Bank Sweden AB (publ) through merger. The intention is for the Nordea Group later to be transformed into a one-bank structure, with Nordea AB (publ) as this bank, which is to be converted into a European company that will remain legally domiciled in Sweden.

The transformation of Nordea AB (publ) into an operational banking company, under the name of Nordea Bank AB, requires a shareholder decision on the amendment of the company's Articles of Association. An Extraordinary General Meeting with the shareholders will be held on 22 October 2003 for this purpose. The process to transform Nordea AB into a bank and the merger with Nordea Bank Sweden is expected to be completed in the beginning of 2004.

For further information:
Erik Evrén, Chief Communication Officer, +46 8 614 8611

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 20 August 2003

Interim Report Second Quarter 2003

Improved performance for Q2...

- **Operating profit up 52% to EUR 579m (EUR 380m in Q1)**
- **Total income up 6% to EUR 1,463m (EUR 1,374m)**
- **Total expenses down 2% to EUR 902m (EUR 917m)**
- **Loan losses EUR 92m (EUR 98m), or 0.25% of loans and guarantees, annualised**
- **Earnings per share EUR 0.14 (EUR 0.09)**
- **Return on equity, excl. goodwill, 18.1% (12.2%)**

...and for the first half

- **Operating profit up 37% to EUR 959m (EUR 702m in first half 02)**
- **Total income up 1% to EUR 2,837m (EUR 2,807m)**
- **Total expenses down to EUR 1,819m (EUR 1,827m)**
- **Earnings per share, rolling 12 months, EUR 0.40**
- **Return on equity, excl. goodwill, 15.2% (9.5%)**

Increasing focus

- **Nordisk Renting sold**
- **Real estate broker, Huoneistokeskus, sold**
- **Legal restructuring initiated**
- **Changed business model for Life under implementation**
- **Harmonised business organisation in Retail**
- **Investment banking activities reorganised**
- **Negotiations with IBM on partnership for IT production**

"We improve performance and focus at an increased speed. Total income is maintained despite reduced market interest rates. At the same time costs for the first six months are below the same period last year. Loan losses are concentrated in isolated areas, and at a manageable level. I expect that we will be well within our cost target this year, as we now start seeing results of the changes made", says Lars G Nordström, President and Group CEO of Nordea.

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has more than 10 million customers and 1,240 bank branches. The Nordea Group is a world leader in Internet banking, with 3.5 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Operational income statement [1]

EURm	Q2 2003	Q1 2003	Change %	Jan-Jun 2003	Jan-Jun 2002	Change %	Full year 2002
Net interest income	**843**	835	1	1,678	1,692	-1	3,451
Commission income	**366**	353	4	719	776	-7	1,535
Trading	**155**	157	-1	312	273	14	530
Other	**99**	29		128	66		154
Total income	**1,463**	**1,374**	**6**	**2,837**	**2,807**	**1**	**5,670**
Personnel expenses	**-539**	-520	4	-1,059	-1,020	4	-2,086
Other expenses	**-363**	-397	-9	-760	-807	-6	-1,659
Total expenses	**-902**	**-917**	**-2**	**-1,819**	**-1,827**	**0**	**-3,745**
Profit before loan losses	**561**	**457**	**23**	**1,018**	**980**	**4**	**1,925**
Loan losses, net	**-92**	-98	-6	-190	-119	60	-261
Equity method	**19**	14	36	33	32	3	52
Profit before investment earnings and insurance	**488**	**373**	**31**	**861**	**893**	**-4**	**1,716**
Investment earnings, banking	**81**	29		110	42		122
Operating profit, life insurance	**50**	19		69	-29		2
Operating profit, general insurance	**-**	-		-	-118		-122
Goodwill depreciation	**-40**	-41		-81	-86		-171
Operating profit	**579**	**380**	**52**	**959**	**702**	**37**	**1,547**
Allocation to pension foundation	**-**	-		-	-152		-255
Taxes	**-174**	-124	40	-298	-179		-405
Minority interests	**0**	-1		-1	0		0
Net profit	**405**	**255**	**59**	**660**	**371**	**78**	**887**

Ratios and key figures [1]

	Q2 2003	Q1 2003	Jan-Jun 2003	Jan-Jun 2002	Full year 2002
Earnings per share, EUR	0.14	0.09	0.23	0.13	0.30
Share price, EUR, end of period	4.17	4.04	4.17	5.49	4.20
Shareholders' equity per share[2], EUR	4.03	4.15	4.03	3.90	4.06
Shares outstanding[2], million	2,928	2,928	2,928	2,963	2,928
Return on equity (excluding goodwill)[3], %	18.1	12.2	15.2	9.5	11.3
Return on equity, %	13.5	8.4	11.0	6.1	7.5
Lending, EURbn	147	147	147	143	146
Deposits, EURbn	89	92	89	90	92
Shareholders' equity[2], EURbn	12	12	12	12	12
Total assets, EURbn	270	262	270	251	250
Assets under management, EURbn	102	95	102	100	96
Cost/income ratio, banking[4], %	58	65	61	63	64
Cost/income ratio excluding investment earnings, %	61	66	63	64	65
Tier 1 capital ratio, %	7.5	7.2	7.5	7.4	7.1
Total capital ratio, %	9.8	9.7	9.8	8.9	9.9
Risk-weighted assets, EURbn	135	137	135	136	135

[1] A change of group accounting policies for the life operations was implemented from the third quarter last year as stated in the interim report for the third quarter 2002. Historical information for 2002 has been restated accordingly.

[2] End of period. Average number of shares Jan-June 2003 after full dilution was 2,928 million (Jan-Dec 2002 2,955 million).

[3] Net profit before minority interests and goodwill depreciation as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests and excludes remaining goodwill.

[4] Operating expenses before loan losses and goodwill as a percentage of operating income and share of profit/loss from companies accounted for under the equity method as well as investment earnings (banking), as reported in the operational income statement. Operating profit from insurance activities are excluded.

Quarterly development

EURm	Note	**Q2 2003**	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income		**843**	835	885	874	855
Commission income	1	**366**	353	388	371	396
Trading		**155**	157	130	127	137
Other		**99**	29	54	34	37
Total income		**1,463**	**1,374**	**1,457**	**1,406**	**1,425**
Personnel expenses		**-539**	-520	-545	-521	-514
Other expenses		**-363**	-397	-448	-404	-408
Total expenses	2	**-902**	**-917**	**-993**	**-925**	**-922**
Profit before loan losses		**561**	**457**	**464**	**481**	**503**
Loan losses, net		**-92**	-98	-76	-66	-56
Equity method		**19**	14	16	4	17
Profit before investment earnings and insurance		**488**	**373**	**404**	**419**	**464**
Investment earnings, banking		**81**	29	41	39	31
Operating profit, life insurance		**50**	19	44	-13	-26
Operating profit, general insurance		**-**	-	-	-4	-87
Goodwill depreciation		**-40**	-41	-43	-42	-44
Operating profit		**579**	**380**	**446**	**399**	**338**
Allocation to pension foundation		**-**	-	17	-120	-152
Taxes		**-174**	-124	-140	-86	-79
Minority interests		**0**	-1	0	0	0
Net profit		**405**	**255**	**323**	**193**	**107**
EPS		**0.14**	0.09	0.10	0.07	0.04
EPS, rolling 12 months up to period end		**0.40**	0.30	0.30	0.38	0.37

Note 1 **Commission income,** EURm

	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Brokerage	**20**	24	35	38	46
Asset management/Investment funds	**114**	104	108	101	115
Issue of securities	**6**	5	7	6	5
Lending	**87**	88	95	86	91
Deposits and payments	**191**	179	195	189	183
Foreign exchange	**9**	7	15	11	10
Other	**25**	32	39	33	35
Commission expenses	**-80**	-76	-88	-85	-83
Net commission income	**372**	**363**	**406**	**379**	**402**
Of which investment activities	**-6**	-10	-18	-8	-6
Commission income	**366**	**353**	**388**	**371**	**396**

Note 2 **Expenses,** EURm

	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Personnel[1]	**541**	521	547	523	515
Information technology[2]	**85**	99	136	111	113
Marketing	**23**	18	34	21	36
Postage, telephone and office expenses	**49**	58	62	50	52
Rents, premises and real estate expenses	**81**	82	89	79	74
Other	**128**	142	130	146	134
Expenses	**907**	**920**	**998**	**930**	**924**
Of which investment activities[3]	**-5**	-3	-5	-5	-2
Expenses	**902**	**917**	**993**	**925**	**922**

[1] Profit-related personnel expenses were EUR 27m in Q2 2003 (Q1 2003: EUR 29m).

[2] Refers to IT operations, service expenses and consulting fees. Total IT-related costs in Q2 2003, including personnel etc (excluding IT expenses in insurance operations) were EUR 174m (Q1 2003: EUR 184m).

[3] Including personnel expenses (Q2: EUR 2m).

The Group

Result summary second quarter

Operating profit was up by 52% to EUR 579m, compared to the previous quarter, following increased income, slightly reduced costs and loan losses, and increased profit from investment earnings and life activities.

Total income increased by 6% while total expenses were reduced by 2% to EUR 902m.

Net profit amounted to EUR 405m, corresponding to EUR 0.14 per share. Return on equity was 18.1% (excluding goodwill). The rolling 12 months' earnings per share were EUR 0.40.

Development in the second quarter

The uncertain outlook for the global economy eased somewhat in the second quarter. The ECB, as well as the central banks in the Nordic countries, lowered their interest rates in the second quarter and short-term market rates fell. Nordic stock exchange indices increased, while trading volumes on the Nordic stock exchanges on average fell by 1%.

Total lending was unchanged at EUR 147bn. Lending to personal as well as corporate customers within Retail Banking and major corporates within Corporate and Institutional Banking showed continued growth, but there was a negative impact from the depreciation of the Norwegian krone. Deposits declined by 3% to EUR 89bn. Retail deposits increased, while deposits from large corporates decreased.

During the last 12 months lending has increased by 2% and deposits have declined by 1%. Adjusted for currency fluctuations lending increased by 5% and deposits by 2%. Assets under management increased by 7% to EUR 102bn.

Income

Net interest income showed an increase of 1% to EUR 843m. The continued fall in short-term interest rates put pressure on deposit margins. This was compensated by the increase in volumes. Continuous efforts are made to limit the negative effect on net interest income of falling short-term interest rates.

Commission income increased by 4% to EUR 366m (EUR 353m). Commissions from asset management increased by 10% supported by the strengthening of equity markets. Commissions from deposits and payments increased by 7% following a pick-up in the number of transactions in the quarter.

Income from trading remained at a high level of EUR 155m (EUR 157m) reflecting Nordea's position as a leading provider of derivatives and debt-capital-market services.

Other income increased by EUR 70m to EUR 99m. The increase is due to the sale of the real estate company, Nordisk Renting, and the Finnish real estate broker Huoneistokeskus Oy. Apart from these transactions, other income primarily consists of property-related income.

Expenses

Expenses decreased by 2% to EUR 902m. Restructuring costs were somewhat higher than in the previous quarter.

Loan losses

Loan losses amounted to EUR 92m (EUR 98m). Loan losses in the second quarter corresponded to 0.25% of total loans and guarantees, annualised. The vast majority of the loan losses is concentrated to provisions on the Norwegian Retail Banking portfolio, and relates almost exclusively to fish farming. The remaining losses are spread throughout the rest of the portfolio.

Investment earnings, banking

Investment earnings, banking, increased by EUR 52m to EUR 81m reflecting gains on the fixed-income portfolio as well as on equities. Group Treasury benefited from reduced long-term as well as short-term rates in its position taking.

Life insurance

Profit from Life increased to EUR 50m (EUR 19m) reflecting a better investment return and the gradual implementation of the changed business model in Nordea's life operations.

Equity method

Profit from companies accounted for under the equity method amounted to EUR 19m (EUR 14m).

Net profit

Net profit amounted to EUR 405m (EUR 255m).

Result in the first half year in comparison with 2002

Operating profit was 37% higher than the corresponding period last year, following a slight increase in income, unchanged costs and increased loan loss provisions combined with a loss on General Insurance last year, which included the loss on the sale of that business.

Income

Falling short-term interest rates put pressure on deposit margins but net interest income fell only slightly, mainly as a result of increasing lending and deposit volumes and improved corporate lending margins in certain segments.

Commission income declined by 7% mainly due to lower brokerage income as a result of weak equity markets, while trading income increased by 14%.

Expenses
Expenses decreased by EUR 8m despite the acquisition of LG Petro Bank in Poland, higher restructuring costs and somewhat higher variable salaries this year, totalling in excess of EUR 30m. The cost development reflects the ongoing rationalisation and integration activities.

The cost/income ratio was 61% (63%).

Loan losses
Loan losses were EUR 71m higher this year, primarily reflecting the weakness in certain parts of the Norwegian Retail Banking portfolio. Loan losses corresponded to 0.26% of total loans and guarantees, annualised.

Investment earnings, banking
Investment earnings increased by EUR 68m in the first half year due to falling interest rates.

Life insurance
Profit from Life improved to EUR 69m from a deficit of EUR 29m in the previous half year, mainly reflecting improved investment return and the gradual implementation of the changed business model in Life.

Net profit
Net profit increased by 78% to EUR 660m compared to the same period last year, reflecting the improvement in operating profit as well as last year's allocation to pension foundations.

Pension commitments

Pension commitments not recognised in the balance sheet have to be mainly covered by assets of the pension foundations. At the end of the quarter there was an aggregate deficit of EUR 25m reflecting surpluses in Finland, Sweden and Denmark, but a deficit of EUR 65m in Norway, which according to existing accounting rules will be amortised over average remaining time to retirement.

Nordea will implement IAS19 in the accounting for the Group's employee pension obligations as from 2004. The implementation will lead to changes in the way pension costs and pension obligations will be calculated based on coordinated group wide actuarial assumptions. The adjustment resulting from implementing IAS19 will be recognised as a reduction of equity.

Credit quality – losses in isolated areas

At the end of the quarter, impaired loans, net, amounted to EUR 836m (EUR 805m), representing 0.57% (0.55%) of total lending.
The lending portfolio changed slightly with respect to exposure to customer groups. The share of corporate lending decreased from 58% to 57% of the portfolio while lending to personal customers increased from 40% to 41% of total lending. Loans to the public sector represented 2%.

Within the personal customer sector, mortgage loans account for 76%. Other lending to personal customers includes consumer loans, overdraft facilities, car financing, credit card financing etc.

There was no major change in the composition of the corporate loan portfolio in the second quarter.

Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 22.3bn, representing 15% of the total portfolio. Relatively large and financially strong companies dominate the portfolio, which has a high level of collateral coverage. Despite the increase in vacancy rates in commercial properties experienced in the Nordic capitals, the credit quality is stable.

Shipping exposure was EUR 5.8bn of which EUR 5.0bn is outstanding. The portfolio is diversified by type of vessel and is focused on large industrial players. The total outstanding amount corresponds to 3.4% of the total loan portfolio, and 55% is to Nordic customers.

Telecom sector exposure was EUR 5.1bn of which EUR 3.3bn is outstanding. The outstanding amount represents 2.3% of the Group's loan book. The majority of the exposure is related to major Nordic equipment manufacturers and major Nordic telecom operators. Furthermore, 9% is regarded as low or negligible risk due to coverage by guarantees from public export credit agencies or by cash collateral.

Exposure to the fisheries industry amounted to EUR 2.4bn of which EUR 2.0bn is outstanding. Approximately 43% of the exposure is related to fish farming, 33%, is related to fishing vessels, and 24% to fish processing industry. The weakness in the fisheries portfolio has been related to the fish-farming industry, representing 0.6% of the bank's loan book. A weaker Norwegian currency in the first half of the year has not been sufficient to compensate for depressed salmon prices, and significant uncertainty is still attached to the industry going forward.

The Group's continuous concentration on Nordic customers has helped maintain the credit quality at a satisfactory level. The cost structure in the Norwegian industry, and a generally stronger Norwegian currency during last year, has resulted in a loss of competitive position for Norwegian exporters causing financial pressure in part of the exporting industry despite an overall strong Norwegian economy.

Cost level – well within target

Nordea aims to have the same cost level through 2003 and 2004 as in 2002. Total expenses in 2002 were EUR 3,745m.

It is expected that the ongoing cost reductions within the organisation will have a gradual effect throughout the year. Specific initiatives to reduce costs include capping IT development costs at 80% of the 2002 level, structural changes within Retail Banking and certain integration projects. The initiatives have had a somewhat more positive effect than originally anticipated.

In May Nordea entered into exclusive negotiations with IBM to form a partnership for IT production services following earlier announced ambitions to consolidate the bank's IT operations. Nordea aims to finalise the negotiations and start the partnership during the second half of 2003. The planned partnership aims at improving Nordea's efficiency, decreasing comparable costs and reducing risks in its extensive IT-transformation programme.

Nordea currently has three incentive schemes, the ordinary profit sharing scheme for all employees, the temporary scheme for all employees and the temporary scheme for Nordea's 300 top managers. The schemes have performance criteria based on return on equity and/or economic profit. The maximum possible cost for the Group of all three schemes combined is approximately EUR 100m. The threshold for payment under Nordea's three incentive schemes may be reached this year. Any potential payout under one or more of these schemes is not reflected in the second quarter accounts. As previously stated costs of this nature, if any, are not expected to be absorbed within the target cost base.

Capital efficiency – strong capital position

Shareholders' equity amounted to EUR 12bn at the end of the second quarter and the Tier 1 capital ratio was 7.5%. The total capital ratio was 9.8%.

The Annual General Meeting (AGM) of Nordea on 24 April decided to reduce the share capital by cancelling the 57 million shares that Nordea repurchased in 2001 and 2002. The cancellation is expected to take place during the second half of 2003.

The previously announced profit from the sale of Nordea's residential property in Denmark has been included in the second quarter result to the amount of EUR 41m. A corresponding provision has been made to cover potential losses on further real estate disposals. The ongoing process of reducing Nordea's real estate assets is expected to have a marginal overall net impact on Nordea's result this year. The book value of the remaining real estate assets planned to be sold is approximately EUR 0.8bn.

Legal structure

The Board of Directors has decided to start a change process of the Group's legal structure. The aim is to establish a one-bank structure, with one legal entity conducting business in all local markets through branches. Nordea AB will become an operational banking company and will be transformed into a European company continuing to be legally domiciled in Sweden. The change is expected to lead to improved operational efficiency, reduced operational risk and enhanced capital efficiency.

As a result of the restructuring, whereby Nordea Bank Denmark, Nordea Bank Norway and Nordea Bank Sweden are being sold from Nordea Bank Finland to Nordea AB, a loss has materialised in the taxation of Nordea Bank Finland. This follows mainly as a result of a difference between the historic acquisition values of Nordea Bank Sweden and Nordea Bank Norway, and the sales prices in the taxation of Nordea Bank Finland.

The sale of Nordea Bank Norway is still pending approval from the Norwegian authorities.

Nordea has received an advance tax ruling from the Finnish tax authorities mid-August. Based on the ruling a deferred tax asset originating from the tax-loss carry-forward will be booked in the second half of the year. The deferred tax asset is on a preliminary basis estimated to approximately EUR 300m, taking into account the legal framework as well as the financial aspects of utilising the deferred tax asset.

The transformation of Nordea AB into a banking company requires a decision by an Extraordinary General Meeting, which is planned to take place in October this year.

Following the transformation Nordea AB will be merged with Nordea Bank Sweden.

The Nordea share

During the second quarter the share price of Nordea appreciated by 3% on the Stockholm Stock Exchange from SEK 37.40 on 31 March to SEK 38.60 on 30 June. Total shareholder return for the second quarter was 8.6%. During the first half year the share appreciated by 1%, and total shareholder return was 5.7%.

Outlook

There is still an expectation of growth in the global as well as the Nordic economies going forward, and the scope for revenue growth is slightly improved. This is based on reduced uncertainty with respect to an economic turnaround.

The sharp attention on cost control will be maintained and expenses for the full year are expected to be well within the previously stated cost target for 2003.

The target for average loan losses over a business cycle, maximum 0.40% of loans and guarantees, remains unchanged. Uncertainty is still attached to the fish farming portfolio, but based on the quality of the Group's total loan portfolio, as well as the present economic outlook for the Nordic countries, Nordea has reason to believe that loan losses will stay below this average level in 2003.

Results by business area second quarter 2003

EURm	Business areas: Retail Banking	Business areas: Corporate and Institutional Banking	Business areas: Asset Management & Life[1]	Group Treasury	General Insurance	Other	Total
Customer responsible units:							
Income	1,132	273	56	24		-22	1,463
Expenses	-649	-143	-36	-8		-66	-902
Loan losses	-94	-3				5	-92
Equity method		10				9	19
Profit before investment earnings and insurance	**389**	**137**	**20**	**16**		**-74**	**488**
Investment earnings, banking				75		6	81
Operating profit, life insurance			37			13	50
Operating profit, general insurance					-		-
Goodwill	-6	-2				-32	-40
Operating profit 2003: Q2	**383**	**135**	**57**	**91**	-	**-87**	**579**
2003: Q1	348	109	27	58	-	-162	380
2002: Q4	345	138	24	27	-	-87	446
2002: Q3	418	123	-12	31	-4	-157	399
2002: Q2	424	123	-21	21	-87	-122	338
Return on equity, %	23%	19%					18.1%
Cost/income ratio, banking, %	57%	52%	64%	8%			58%

[1] The presentation format for life activities has been changed. Operating profit life insurance now reflects remaining result net of allocations to Retail Banking. Historical information has been restated accordingly. Product result, representing the Group's total earnings on life insurance is presented in the Asset Management & Life section of this report.

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. The Group's financial management operations are conducted by Group Treasury.

Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on each business unit's actual risk exposure considering credit and insurance risk, market risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. Economic profit constitutes the basis for evaluating strategic alternatives as well as for the evaluation of financial performance. Allocated capital and standard tax are used for calculating Return on equity in business areas.

Asset Management & Life has customer responsibility within investment management and in private banking outside the joint unit with Retail Banking. In addition, the business area commands product responsibility for investment funds and life insurance. The operating profit shown in the accompanying table includes the customer responsible units. The product result, representing the Group's total earnings on investment funds and life insurance, including sales and distribution costs within the retail branch network, is presented in the fact boxes "Key figures – Asset Management activities" and "Key figures - Life activities" within the Asset Management & Life section of this report.

In addition to the three business areas, Group Treasury, with responsibility for managing the Group's own positions in securities portfolios and group funding activities, is also included in the table. The column "Other" includes income and expenses not allocated to business areas, ie funding costs for the cash acquisition of Nordea Bank Norway, results from real estate holdings, expenses in Group functions not defined as services offered to business areas, goodwill depreciation related to the creation of Nordea, central provisioning for loan losses and profits from companies accounted for under the equity method which are not included in customer responsible units.

Retail Banking

- **Strong sales**
- **Decrease in cost/income ratio to 57%**
- **Sale of Huoneistokeskus**
- **Loan losses in Retail Banking Norway**
- **Return on equity of 23%**

Retail Banking develops, markets and distributes a broad range of financial products and has customer responsibility for personal and small and medium-sized corporate customers.

Market conditions

Customer demand remained firm for most services in the second quarter. Central bank rates were lowered further in all Nordic countries. Equity prices on the Nordic and global markets rose during the quarter and demand for mutual funds picked up.

Business development

Lending to personal customers continued to grow strongly. The loan volume increased by EUR 2.0bn to EUR 59.2bn during the second quarter, an increase of 3%. Deposits from personal customers grew EUR 1.2bn to EUR 41.3bn, an increase of 3%.

Lending margins for personal customers were largely unchanged in the second quarter for mortgage loans and other loans, respectively. However, the increasing proportion of lower margin mortgage loans has reduced the overall margin slightly.

The volume development for corporate customers was more subdued in the second quarter with a growth of 1% to EUR 59.0bn in lending and a growth of 2% to EUR 28.5bn in deposits.

Lending margins for corporate customers were unchanged in the second quarter compared to the first quarter.

The total loan volume in the second quarter increased to EUR 118.1bn. This represents an increase of 7% compared to the end of the second quarter of 2002. Around half of the total loan volume comprised mortgage lending to personal and corporate customers. The deposit volume increased to EUR 69.8bn in the second quarter. Compared to end-June 2002 this represents an increase of 7%.

Deposit margins narrowed further following the interest rate decreases in the first and the second quarter.

The selling of mutual funds picked up in the second quarter and savings products for household customers increased by EUR 2.2bn. Also cards with issuer fees contributed to the good sales performance with additionally 90,000 cards being sold, bringing the outstanding number of cards up to 3.5 million.

Retail Denmark saw in the second quarter a continued strong activity in remortgaging unleashed by the low interest rates.

Retail Finland sold the leading real estate broker Huoneistokeskus, but maintains cooperation with the company. The sale gave rise to an income of EUR 43m in June.

Retail Norway continued the implementation of a new organisation to strengthen its position through stronger focus on customers. Measures to improve efficiency are undertaken in both staff functions and the branch network leading to an expected decrease in number of employees of approximately 350.

Electronic banking

The number of netbank customers increased by 0.1 million during the second quarter and almost reached 3.5 million, of which 3,150,000 are personal customers. The growth in on-line equity trading customers was also rapid during the quarter and at the end of the second quarter 320,000 customers had signed up for equity trading on-line.

Nordea had at the end of the second quarter almost 2,400 e-business customers. E-payment is the most popular e-business service which serves almost 2,000 corporate customers, and 700 e-payment customers were present on Nordea's pan-Nordic electronic market place, Solo Market, which connects Danish, Finnish, Norwegian and Swedish buyers and sellers. Nordea's e-business services also include e-invoicing, e-identification and signature and e-salary.

Netbank activity continued to grow at a rapid pace during the second quarter. The number of log-ons was 31.0 million, corresponding to a growth of 5.6 million, or 22%, compared to the second quarter 2002. The number of payments increased by 5.9 million, or 20%, to 36.1 million during the second quarter.

A series of electronic banking services were launched during the second quarter within payments and cash management, e-business and cards.

Result

Total income increased by 6% in the second quarter compared to the first quarter. Net interest income increased by 2% compared to the first quarter, with the strong volume development being countered by continued pressure on deposit margins as a consequence of lower short-term rates.

Net commissions and other income were positively impacted by the increased demand for mutual funds, higher payments fees and the sale of Huoneistokeskus leading to an increase of 17% compared to the first quarter.

Costs were strictly controlled, and the 2% increase from the first quarter was primarily related to seasonal high activity and Retail Norway's provisioning for early retirements and other measures related to the large on-going restructuring programme. The second quarter saw an additional reduction of headcount by approximately 225 employees in addition to the employees of Huoneistokeskus.

The profit before loan losses at EUR 483m increased by 13% compared to the first quarter. The cost/income ratio for the second quarter was 57%, down from 60% in the first quarter.

Loan losses in the second quarter were EUR 94m, of which EUR 81m stemmed from Retail Norway. The unfavourable development in the loan losses in the last three quarters have been strongly concentrated to isolated areas of the portfolio in Retail Norway, and loan losses in the other countries have been negligible in the same period.

Operating profit in the second quarter of EUR 383m represents an increase of 10% compared to the first quarter, and the return on allocated capital increased from 22% in the first quarter to 23% in the second quarter.

Operating profit

EURm	Total Q2 2003	Total Q1 2003	Retail Denmark Q2 2003	Retail Denmark Q1 2003	Retail Finland Q2 2003	Retail Finland Q1 2003	Retail Norway Q2 2003	Retail Norway Q1 2003	Retail Sweden Q2 2003	Retail Sweden Q1 2003	Poland & Baltic Q2 2003	Poland & Baltic Q1 2003
Net interest income	**759**	744	202	197	195	198	120	116	231	222	10	10
Net commissions & other income	**373**	319	89	89	125	76	39	42	108	101	8	10
Total income	**1,132**	**1,063**	**291**	**286**	**320**	**274**	**159**	**158**	**339**	**323**	**18**	**20**
Total expenses	**-649**	-634	-156	-159	-160	-153	-105	-100	-205	-201	-17	-16
Profit before loan losses	**483**	**429**	**135**	**127**	**160**	**121**	**54**	**58**	**134**	**122**	**1**	**4**
Loan losses	**-94**	-74	-12	-7	0	11	-81	-74	-3	1	3	-2
Goodwill depreciation	**-6**	-7	0	0	0	0	0	0	-5	-4	-2	-2
Operating profit	**383**	**348**	**123**	**120**	**160**	**132**	**-27**	**-16**	**126**	**119**	**2**	**0**
Cost/income ratio, %	**57**	60	54	55	50	56	66	63	61	62	91	81
Return on equity, %	**23**	22	27	27	45	37	-9	-5	27	26	6	-1

Volumes and margins[1,2]

Volumes, EURbn	Total Q2 2003	Total Q1 2003	Retail Denmark Q2 2003	Retail Denmark Q1 2003	Retail Finland Q2 2003	Retail Finland Q1 2003	Retail Norway Q2 2003	Retail Norway Q1 2003	Retail Sweden Q2 2003	Retail Sweden Q1 2003	Poland & Baltic Q2 2003	Poland & Baltic Q1 2003
Lending	**118.1**	115.8	32.0	31.0	25.8	25.0	20.8	20.6	38.0	37.7	1.5	1.5
Deposits	**69.8**	68.2	15.6	14.8	21.9	21.5	11.0	11.0	20.2	19.9	1.0	1.1

Lending margins, %	Q2 2003	Q1 2003
To corporates	**1.2**	1.2
To personal customers	**1.6**	1.7
Total lending	**1.4**	1.4

Deposit margins, %	Q2 2003	Q1 2003
From corporates	**1.0**	1.1
From personal customers	**1.6**	1.7
Total deposits	**1.3**	1.5

[1] Volumes are end of period.
[2] Margins are excluding Poland & Baltic.

Key figures per quarter

	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Operating profit, EURm	383	348	345	418	424
Return on equity, %	23	22	18	23	24
Cost/income ratio, %	57	60	58	57	60
Customer base: personal customers, million	9.7	9.7	9.7	9.5	9.5
corporate customers, million	1.0	1.0	1.0	0.9	0.9
Number of employees (full-time equivalents)	19,246	19,992	20,300 [1]	19,500	19,900

[1] Including LG Petro Bank.

Corporate and Institutional Banking

- **Continued strong deal flow in Corporate Banking, International and Shipping and Markets**
- **RoE improved to 19%**
- **Low loan losses**

Corporate and Institutional Banking delivers a range of products and services to corporate and institutional customers, and has customer responsibility for large corporates, shipping, offshore and oil services companies, and financial institutions.

Market conditions
Market conditions improved slightly during the second quarter as the uncertain outlook for the economy eased. Development in equity market turnover showed an increase in Denmark, Sweden and Norway. All stock exchange indices increased.

Stock market development

	Market volume		Market index
	Q2 2003 EURbn	Q2 vs Q1 %	Q2 2003 %
Denmark	13.4	17.5	15.1
Finland	31.0	-18.8	10.8
Norway	17.0	27.8	29.0
Sweden	60.4	1.3	16.1
Average		-0.6	

Business development
Corporate Banking Division's operating profit increased by 16%. Deal closure was at a high level, in part reflected by the capture of large refinancings of syndicated loans including a mandate for a facility of USD 2,000m for Nokia. A significant amount of new business was obtained, eg a EUR 325m syndication for Posten Norge.

The International and Shipping Division showed a good overall result for the second quarter. Total revenues increased from the first quarter as a result of a satisfactory deal flow and large number of transaction. In the international branches there were positive effects from the restructuring efforts.

In Markets, activity remained at a high level with strong customer demand in all product areas. Activity was particularly high in the latter part of the quarter. Targeted sales efforts led to continued increase in the business volume for derivatives and structured solutions from all customer segments.

In Investment Banking, the improved market conditions were reflected in a pick-up in sales revenues. The primary market activity continued to be at a low level. In the first quarter Nordea announced a change in business model for the investment banking activities. The reorganisation is progressing according to plan with an estimated total yearly cost saving of approximately EUR 12m.

In Custody Services, the transaction volume decreased by 15% compared to last quarter. Assets under custody increased by 8%.

In Cash Management a number of large contracts were won.

The representative office in Moscow was closed by late July 2003, and the representative office in Shanghai will close during August 2003.

Result
Total income in the second quarter was EUR 273m, which is at the same level as the first quarter. Net interest income was EUR 100m, up by 2% from the first quarter. Other income was EUR 173m, down by EUR 5m from the previous quarter. The business activity, especially in shipping and corporate banking areas, was high. In addition, income in Nordea Securities picked up from the low levels of the first quarter. Markets was able to maintain the high income level reached in the first quarter even in the difficult trading environment faced in the beginning of the quarter.

Total expenses in the second quarter were EUR 143m, up by EUR 6m from the first quarter. The increase is attributable to a provision for restructuring expenses of EUR 13m in Nordea Securities as a consequence of the decision to reorganise the investment banking activities. In other areas costs continued the declining trend.

Loan losses remained at a low level of EUR 13m, down by EUR 21m from the first quarter. In addition, provisions for transfer risk decreased by EUR 10m explained by reduced volume in emerging markets.

Operating profit was EUR 135m, representing a return on equity of 19%. The cost/income ratio was 52%.

Operating profit by main area

EURm	Total Q2 2003	Total Q1 2003	Corporate Banking Division Q2 2003	Corporate Banking Division Q1 2003	International and Shipping Division Q2 2003	International and Shipping Division Q1 2003	Investment Banking[1] Q2 2003	Investment Banking[1] Q1 2003	Other Q2 2003	Other Q1 2003	Markets[2] Q2[3] 2003	Markets[2] Q1 2003
Net interest income	**100**	98	72	72	27	24	0	0	1	2		
Other income	**173**	178	137	136	23	16	17	12	-4	14	132	162
Total income	**273**	**276**	**209**	**208**	**50**	**40**	**17**	**12**	**-3**	**16**	**132**	**162**
Total expenses	**-143**	-137	-61	-63	-13	-13	-30	-16	-39	-45	-57	-63
Profit before loan losses	**130**	**139**	**148**	**145**	**37**	**27**	**-13**	**-4**	**-42**	**-29**	**75**	**99**
Loan losses	**-13**	-34	-14	-22	1	-12			0	0		
Transfer risk	**10**	1	10	1	0	0			0	0		
Equity method	**10**	5	0	0	0	0			10	5		
Goodwill depreciation	**-2**	-2	-1	-1	0	0	-1	0	0	-1		
Operating profit	**135**	**109**	**143**	**123**	**38**	**15**	**-14**	**-4**	**-32**	**-25**	**75**	**99**
Lending, EURbn	**25.3**	24.4	18.5	17.6	6.8	6.8						

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

[3] As a first step to introduce fair value for derivatives within Markets (mainly taking counterparty risk into account), a previously held central reserve of EUR 22m was transferred to Markets in the second quarter. This transfer reduced income in Markets, but did not affect the Group's result.

Key figures per quarter

	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Operating profit, EURm	**135**	109	138	123	123
Return on equity, %	**19**	15	18	15	16
Cost/income ratio, %	**52**	50	55	54	58
Number of employees (full-time equivalents)	**2,316**	2,363	2,444	2,550	2,559

Asset Management & Life

- **Net inflow of new assets EUR 2.4bn**
- **AuM at EUR 102bn - up 7% quarter-on-quarter**
- **Strongly improved result in both Asset Management and Life operations**
- **Changed business model for Life delivers results**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and in the retail savings market in general. Beginning with this report, comments relate to customer segments rather than organisational units. Both dimensions are covered in the table on page 16.

Market conditions
Confidence returned to equity markets in April as stock prices began to stabilise and then turn upwards. Indices in Nordea's core markets increased between 10% and 30% during the second quarter.

Business development
Overall, sales performance was strong, generating EUR 2.4bn in net inflows. Year to date net inflows are 4.6% of end 2002 assets. With the leverage from investment performance, total assets under management increased to EUR 101.9bn, up 7% from Q1.

Asset mix changed somewhat during the second quarter resulting in an asset structure of 32% equities and 68% fixed income, compared to 30% equities at the end of the first quarter.

Implementation of the changed business model for Life & Pensions is on track (see box on next page for additional information).

Nordic retail savings
Asset Management & Life is offering investment funds and life products to Nordic retail customers.

Following the positive development of stock prices and diminishing prospects for further interest rate cuts, customers showed growing interest in equity based products again.

Net inflow to Nordic retail funds was EUR 1.1bn and total AuM in this category increased by 10% to EUR 28.2bn. Average margins increased during the quarter as a result of improved equity values.

Nordic Funds market shares in second quarter 2003

	Nordic	Denmark	Finland	Norway	Sweden
Net inflow	19.8%	26.3%	32.9%	Neg.	5.4%
AuM	20.0%	26.5%	24.4%	8.5%	17.4%*

*Market share as of first quarter 2003

Net written premiums in Life decreased to EUR 548m (EUR 599m) compared to the previous quarter.

Nordic private banking
Nordic Private Banking benefited from improved inflows and higher customer activity in general. Total assets under management increased by 8% to EUR 20.5bn, regaining the level of second quarter last year.

European private banking and fund distribution
Total assets under management in Nordea's European private banking and fund distribution activities increased by 12% to EUR 9.4bn, mostly due to the continued strong performance of the fund distribution unit.

Institutional clients
Despite significant gross inflows, especially in fixed income from Swedish clients, net flow in this segment was low due to the withdrawal of a major existing mandate. Total assets under management for non-affiliated institutional clients nonetheless increased by 5% to EUR 20.7bn.

Result
Second quarter revenues from asset management activities were EUR 113m, up EUR 7m due to both inflows and the rising value of managed assets. Efficiency measures initiated during the last 12 months began to show effect and total expenses decreased to EUR 44m from EUR 48m in Q1. The product result from asset management activities consequently rose to EUR 42m, up 35% from Q1.

Product result for life activities rose to EUR 52m, up 136% from the previous quarter's EUR 22m. At the same time, financial buffers increased substantially from 3.0% to 4.8% of life provisions.

Changed business model for Life: Enhancing return with reduced volatility

Since mid-2002, Nordea's life operations have been gradually turned towards a business model focusing on the creation of economic profit (i.e. profit adjusted for risk). This reorientation is being achieved working on several parameters: By using enhanced risk management techniques (an economic capital model that takes into account also the structure of liabilities), by taking advantage of positive regulatory changes, and by introducing new products with lower risk for the company and better expected returns for customers. While the scope for capitalising on each of these differs from country to country for the time being, the work to maximise economic profit across products and markets continues.

During the last quarters, the Life business delivered higher returns to shareholders at lower levels of risk, having focused closely on risk management to reduce volatility and on ensuring a profitable product range. The profit potential going forward in using Nordea's unique distribution capability to sell a range of life products which are clearly profitable in risk-adjusted terms is considered to be substantial.

Below, the main features of the changed business model are set out:

Product reengineering. New life products ("capital-guaranteed products") are being introduced where guarantees apply to the principal capital of a policy, as opposed to old products which in addition offered guaranteed returns. The new products consequently represent reduced risk to the life company. At the same time, these products offer a higher expected return to policyholders, as the amount of reserves that needs to be set aside to cover the guarantee is smaller and consequently more can be invested in equities and other asset classes providing a higher expected long-term return. Pure capital-guaranteed products are currently being rolled out in Sweden. In Denmark, return guarantees have been reduced to 1.5% while in Norway introduction awaits new legislation. In Finland return to policyholders is decided on an annual basis. Migration of existing policies to the new products is expected to take place gradually.

Fee-based profit-sharing model. The profit-sharing model applied determines the split of the result between a life company and the policyholders. A fee-based model entails moving away from a situation where the return available to the company is a share of the investment result realised on the assets of the life company. Instead, under this model, the company receives a fee in relation to life provisions. This essentially puts a price on the risk borne by the life company and compensates the company for providing the relevant guarantees. Nordea's Danish Life operation (accounting for approximately 40% of total Nordea Life assets) is now fully on a fee-based model. The same model is being applied for the new line of capital-guarantee products in Sweden and will be introduced in Norway pending new legislation expected in 2005. In Finland, there are, for the time being, no plans to change the legal framework.

Segregation of shareholders' equity from policyholders' reserves. Traditionally, shareholders' equity in a life company was invested alongside policyholders' reserves. With segregation, shareholders' equity is split out and invested only in low risk assets of short duration, further reducing the impact of market volatility on the life company's solvency situation and bottom line. At the same time, the flexibility to allocate policyholders' reserves to higher-yielding assets is maintained. Full segregation has been achieved in Denmark and is expected in Norway from 2005. In Sweden, only capital backing new products can be segregated while segregation is not applied in Finland.

Active risk management. Nordea Life continuously monitors and reallocates investment assets to maximise the risk/return relationship across product groups and regulatory frameworks. This is done using a model for economic capital that takes into account also the structure of liabilities. One market view and one set of investment guidelines are applied to optimise asset allocation within each jurisdiction and hedging techniques are used to ensure that guarantees are sufficiently covered.

Full-scale banc assurance. Nordea is well positioned to benefit from its unique customer base and distribution network. A major part of Nordea's existing stock of policies was originally sold directly by the life companies that are now part of Nordea and non-bank distribution still plays an important role. Going forward, the focus will be on effectively using the bank distribution channel to save resources and increase sales of profitable products to both personal and corporate customers. In addition, significant potential remains in the cross-selling opportunities that exist given Nordea's position as a Nordic full-service bank in both the retail and large corporate markets.

Volumes, inflow and margins

EURbn	Total Q2 2003	Total Q2 Inflow	Total Q1 2003	Denmark Q2 2003	Denmark Q1 2003	Finland Q2 2003	Finland Q1 2003	Norway Q2 2003	Norway Q1 2003	Sweden Q2 2003	Sweden Q1 2003
Nordic retail funds	**28.2**	**1.1**	25.5								
Nordic private banking	**20.5**	**0.5**	19.0								
European private banking and fund distribution	**9.4**	**0.4**	8.4								
Institutional clients	**20.7**	**0.1**	19.7								
Life & Pensions	**23.1**	**0.3**	22.1								
Total	**101.9**	**2.4**	94.8								
Investment Funds, volumes[1]	**35.6**		31.7	11.6	10.2	4.8	4.1	1.2	1.2	14.3	13.2
Investment Management, volumes[2]	**67.4**		63.4								
Investment Funds margins, %[3]	**0.97**		0.96	0.62	0.59	1.16	1.25	0.75	0.73	1.06	1.08
Investment Management margins, %[2]	**0.18**		0.18								

[1] Including EUR 2.9bn and EUR 3.7bn outside the Nordic countries for the first and second quarter, respectively.
[2] Includes management of Nordea investment funds and Group Life & Pensions assets.
[3] For Denmark net margins are included, whereas in the other markets, gross margins (before costs of fund management) are included.

Key figures per quarter – Asset Management activities

EURm	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Revenues	**113**	106	113	109	124
Expenses	**-44**	-48	-51	-49	-49
Distribution expenses	**-27**	-27	-24	-25	-26
Product result	**42**	**31**	**38**	**35**	**49**
of which profit within Retail Banking	***19***	*15*	*19*	*15*	*19*
Operating profit, customer responsible units	**20**	14	17	15	23
Cost/income ratio, % - CRUs	**64**	74	70	72	62
Assets under management, EURbn	**102**	95	96	93	100
Number of employees (full-time equivalents)	**829**	838	853	856	856

Key figures per quarter – Life activities

EURm	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Traditional life insurance					
Premiums written, net of reinsurance	**461**	499	595	381	486
Normalised investment return[1]	**247**	250	284	285	239
Benefits paid and change in provisions	**-626**	-636	-770	-511	-643
Insurance operating expenses	**-28**	-27	-30	-26	-29
Normalised operating margin[1]	**54**	**86**	**79**	**129**	**53**
Fluctuations compared to normalised investment return	**297**	-14	117	-435	-540
Change in discount rate for life provisions	**-126**	-48	-83	-277	-94
Actual operating margin	**225**	**24**	**113**	**-583**	**-581**
of which allocated to policyholders	**-13**	-8	0	-6	-11
of which to/from financial buffers	**-165**	11	-51	579	570
Net profit from other business	**4**	-1	-4	-1	-5
Product result before distribution expenses	**51**	**26**	**58**	**-11**	**-27**
Unit-linked business					
Premiums written, net of reinsurance	**87**	100	127	84	125
Product result before distribution expenses	**4**	**-1**	**-7**	**2**	**5**
Total					
Premiums written, net of reinsurance	**548**	599	722	465	611
Product result before distribution expenses	**55**	**25**	**51**	**-9**	**-22**
Distribution expenses in Retail Banking	**-3**	-3	-3	-2	-3
Product result [2]	**52**	**22**	**48**	**-11**	**-25**
of which profit within Retail Banking	**15**	9	41	16	19
Bonds	**15,004**	14,837	14,551	12,945	11,699
Equities	**2,921**	2,391	2,524	3,543	4,859
Property	**2,007**	1,999	2,041	1,908	1,872
Unit-linked	**3,147**	2,890	2,974	2,827	3,144
Total investments	**23,079**	22,117	22,090	21,223	21,574
Investment return, % [3]	**3.3**	1.4	2.7	-0.8	-1.9
Technical provisions	**22,140**	21,302	21,370	20,585	20,901
of which financial buffers	**869**	535	551	508	1,088
Number of employees (full-time equivalents)[4]	**1,008**	1,011	1013	966	787

[1] In the statutory reporting investments are valued at market price. As a consequence, short-term fluctuations in financial markets affect the operating profit. The normalised investment return reflects the expected long-term return on investments based on the applicable asset mix within Life & Pensions operations.

[2] Reported life result in the Group's income statement includes the costs related to commissions paid to Retail Banking. In the presented product result these commissions are not deducted since they contribute to the Group's earnings on life products.

[3] Exclusive of unit-linked business.

[4] The increase in number of employees from third quarter 2002 is a consequence of the split of shared functions previously included in General Insurance.

Group Treasury

- **Profiting from reduced interest rates**
- **Nordea Kredit upgraded to Aaa by Moody's**

Group Treasury is responsible for the Group's own investment portfolio and market risk taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Market conditions

Global financial markets were in the second quarter influenced by three key developments:

- The fast conclusion of the Iraq war
- The spread of SARS in Asia and later containment
- Federal Reserve focus on unconventional measures against risk of deflation

Business development

Issuance of mortgage bonds represents the core of Nordea's senior long-term financing. Hence, a very important and positive development was the proposal for a new Swedish covered bond legislation which was presented during the quarter. The law, which is expected to come into force during 2004, will enhance Nordea's funding opportunities in the Swedish market.

Nordea Kredit was upgraded to Aaa on 1 August by Moody's Investors Service.

In its financing operations Nordea has benefited from a strong and broad demand for its different short-term funding programmes.

At the end of June, the price risk involved in Group Treasury's interest-rate positions, calculated as a parallel shift assuming a change in market interest rates of 100 basis points, was EUR 96m compared to EUR 85m at the end of the first quarter, and varied during the quarter between EUR 50m and EUR 170m.

The risk related to equities, calculated as VaR, was EUR 43m compared to EUR 44m at the end of March. The VaR figure comprises all equities including listed, unlisted and private equity.

Result

Operating profit was EUR 91m in the second quarter compared to EUR 58m in the first quarter.

Investment earnings showed a gain of EUR 75m in the quarter compared to a gain of EUR 29m in the first quarter.

Gains on the fixed-income portfolio amounted to EUR 57 m in the second quarter compared to a gain of EUR 28m in the first quarter. Income from equity investments showed a gain of EUR 18m in the second quarter compared to a gain of EUR 1m in the first quarter.

Operating profit in Group Funding totalled EUR 16m (EUR 29m).

Operating profit by main area

EURm	Total Q2 2003	Total Q1 2003	Group Investment Fixed-income portfolios Q2 2003	Group Investment Fixed-income portfolios Q1 2003	Group Investment Equity portfolios Q2 2003	Group Investment Equity portfolios Q1 2003	Group Funding Q2 2003	Group Funding Q1 2003
Income			60	30	19	2	24	37
Expenses			-3	-2	-1	-1	-8	-8
Profit excluding investment earnings	**16**	**29**					**16**	**29**
Investment earnings	**75**	29	57	28	18	1		
Operating profit	**91**	**58**						

Key figures per quarter

	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Operating profit, EURm	**91**	58	27	31	21
Cost/income ratio, %	**8**	12	23	22	25
Bonds, EURm	**15,560**	16,778	12,061	14,154	13,496
Equities, EURm	**404**	464	476	499	616
Investments, EURm	**15,964**	17,242	12,537	14,653	14,112
Number of employees (full-time equivalents)	**98**	100	96	98	104

Wednesday 20 August 2003

Lars G Nordström
President and Group CEO

- A conference call with management will be arranged on 20 August 2003 at 5.00 pm, CET. (Please dial +44 (0) 20 7162 0186, password Nordea, 10 minutes in advance.)
- This interim report is available on the Internet (www.nordea.com).
- A slide presentation is available on the Internet.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Sigurd Carlsen, Head of Investor Relations	+46 8 614 7852	(or +46 70 204 9878)
Erik Evrén, Chief Communication Officer	+46 8 614 8611	(or +46 70 946 5389)

Financial calendar:

The interim report third quarter 2003 will be published on 29 October

Review report of the auditors

We have reviewed this interim report in accordance with the recommendation issued by the FAR (Swedish Institute of Authorised Public Accountants). A review is considerably limited in scope in relation to an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Exchange and Clearing Operations Act and the Annual Accounts Act for Credit Institutions and Securities Companies.

Stockholm 20 August 2003
KPMG Bohlins AB

Appointed by the
Financial Supervisory Authority

Caj Nackstad
Authorised Public Accountant

Olle Gunnarsson
Authorised Public Accountant

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

Statutory income statement [1]

EURm	Note	Q2 2003	Q2 2002	Jan-Jun 2003	Jan-Jun 2002
Interest income		2,352	2,598	4,891	5,107
Interest expenses		-1,395	-1,667	-3,015	-3,282
Net interest income		957	931	1,876	1,825
Dividends received		26	22	36	27
Net commission income		372	405	735	791
Net result from financial operations	1	97	60	182	143
Other operating income		98	40	126	69
Total operating income		**1,550**	**1,458**	**2,955**	**2,855**
General administrative expenses					
Personnel expenses		-539	-512	-1,056	-1,013
Other administrative expenses		-329	-366	-689	-724
Depreciation and write-down of tangible and intangible fixed assets		-72	-79	-146	-157
Total operating expenses		**-940**	**-957**	**-1,891**	**-1,894**
Profit before loan losses		**610**	**501**	**1,064**	**961**
Loan losses, net	2	-46	-55	-148	-118
Change in value of assets taken over for protection of claims	2	-46	-1	-42	-1
Profit from companies accounted for under the equity method		19	17	33	32
Operating profit, banking		**537**	**462**	**907**	**874**
Operating profit, insurance	3	**44**	**-122**	**57**	**-164**
Operating profit		**581**	**340**	**964**	**710**
Pension adjustments		-2	-155	-5	-160
Taxes		-174	-79	-298	-179
Minority interests		0	0	-1	0
Net profit for the period		**405**	**106**	**660**	**371**
-					
Earnings per share, EUR		0.14	0.04	0.23	0.13
Earnings per share, after full dilution, EUR		0.14	0.04	0.23	0.13

[1] A change of Group accounting policies for the life operations was implemented from the third quarter last year as stated in the interim report for the third quarter 2002. Historical information for 2002 has been restated accordingly.

Statutory balance sheet, end of period

Assets, EURm	Note	30 June 2003	31 Dec 2002	30 June 2002
Loans and advances to credit institutions		27,731	23,496	21,932
Lending	4	146,950	145,740	143,448
Interest-bearing securities		32,065	28,166	29,076
Shares and participations		582	596	787
Shares in group and associated undertakings		436	538	525
Intangible assets		2,189	2,427	2,539
Tangible assets		1,338	1,874	1,935
Other assets, banking[1]		36,064	25,248	26,438
Assets, insurance[1]		22,328	21,534	24,617
Total assets		**269,683**	**249,619**	**251,297**
[1]Of which investments, customers and policyholders bear the whole risk.		5,942	5,872	6,136
Assets pledged for own liabilities		14,759	9,942	11,489
Liabilities and shareholders' equity, EURm				
Deposits by credit institutions		37,594	25,962	30,256
Deposits		89,099	91,663	89,691
Other borrowings from the public		1,995	2,514	2,161
Debt securities in issue		64,376	61,858	60,568
Other liabilities, banking		38,009	29,369	27,911
Liabilities, insurance		21,348	20,218	23,490
Subordinated liabilities		5,439	6,128	5,656
Minority interests		13	10	21
Shareholders' equity		11,810	11,897	11,543
Total liabilities and shareholders' equity		**269,683**	**249,619**	**251,297**
Contingent liabilities		14,540	15,576	15,331
Commitments		1,285,689	1,136,142	937,618

Movements in shareholders' equity

EURm	2003			2002		
	Restricted equity	Unrestricted equity	Total equity	Restricted equity	Unrestricted equity	Total Equity
Shareholders' equity at 1 January	6,056	5,841	11,897	6,051	5,768	11,819
Dividend		-673	-673		-682	-682
Conversion of convertible loans				14		14
Own shares [1]		-5	-5		-20	-20
Currency translation adjustment	-11	-58	-69	33	8	41
Net profit for the period		660	660		371	371
Shareholders' equity at 30 June	**6,045**	**5,765**	**11,810**	**6,098**	**5,445**	**11,543**

[1]Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares referring to Nordea's repurchase of own shares at the end of June 2003 57.0 million (end of December 2002 57.0 million). Number of own shares in the trading portfolio at the end of June 2003 0.8m (end of Dec 2002: 0.3m) and within the portfolio schemes at the end of June 2003 2.9m (end of Dec 2002: 2.4m). Average number of own shares Jan-June 2003 59.6 million (Jan-Dec 2002 33.0 million).

Cash flow statement

EURm	Jan-Jun 2003	Jan-Jun 2002
Net cash inflow/(outflow) from operating activities before changes in ordinary business assets and liabilities	1,039	1,890
Changes in ordinary business assets and liabilities	-1,640	-508
Net cash inflow/(outflow) from operating activities	-601	1,382
Net cash inflow/(outflow) from capital expenditure and financial investments	746	286
Net cash inflow/(outflow) from financing	1,156	-1,561
Increase/(decrease) in cash	**1,301**	**107**
Cash and cash equivalents at beginning of period	**8,484**	**8,323**
Cash and cash equivalents at end of period	**9,785**	**8,430**

Notes

Note 1

Net result from financial operations, EURm	Q2 2003	Q2 2002	Jan-Jun 2003	Jan-Jun 2002
Realised gains/losses				
Shares/participations and other share-related instruments	-4	25	5	31
Interest-bearing securities and other interest-related instruments	-15	27	79	44
	-19	52	84	75
Unrealised gains/losses				
Shares/participations and other share-related instruments	16	-41	5	-28
Interest-bearing securities and other interest-related instruments	174	5	168	-25
	190	-36	173	-53
Other	-16	-24	-10	-9
Foreign exchange gains/losses	-58	68	-65	130
Total	**97**	**60**	**182**	**143**

Note 2

Loan losses, net, EURm	Q2 2003	Q2 2002	Jan-Jun 2003	Jan-Jun 2002
Individually appraised receivables				
Losses incurred during the period	-150	-53	-313	-121
Amount of previous provisions used during the period	100	39	230	91
The period's provisions for probable loan losses	-148	-154	-350	-292
Recovery of previously incurred losses	18	22	55	48
Reversal of previous provisions	122	96	209	161
The period's costs for individually appraised receivables, net	-58	-50	-169	-113
Receivables appraised by category				
Write-downs on losses incurred	-	-3	-	-9
Recovery of previously incurred losses	-	3	-	7
Reversal/provision for probable loan losses	-1	-1	1	3
The period's costs for receivables appraised by category, net	-1	-1	1	1
General reserve				
Reversal/provision to general reserve	3	-11	7	-11
Transfer risk				
Provision/reversal, transfer risk	10	7	11	5
Contingent liabilities				
The period's costs for redemption of guarantees and other contingent liabilities	0	0	2	0
Total loan losses, net (Statutory income statement)	**-46**	**-55**	**-148**	**-118**
Change in value of assets taken over for protection of claims	-46	-1	-42	-1
Loan losses, net (operational income statement)	**-92**	**-56**	**-190**	**-119**

Note 3 Operating profit, insurance, EURm	Q2 2003	Q2 2002	Jan-Jun 2003	Jan-Jun 2002
General insurance				
Earned premiums, net of reinsurance	-	431	-	841
Technical interest	-	33	-	64
Claims incurred, net of reinsurance	-	-357	-	-698
Insurance operating expenses, net of reinsurance	-	-125	-	-249
Technical result	-	-18	-	-42
Investment activities				
Interest etc	-	39	-	70
Realised and unrealised investment gains	-	-30	-	-35
Investment expenses	-	-3	-	-4
Technical interest transferred to insurance activities	-	-35	-	-67
Total profit on investment activities	-	-29	-	-36
Profit before tax, general insurance	-	**-47**	-	**-78**
Life insurance and pensions				
Premiums written, net of reinsurance	523	581	1,088	1,236
Claims incurred and benefits paid and change in provisions	-1,027	-372	-1,658	-924
Change in bonus equalisation provisions	-139	451	-121	277
Insurance operating expenses, net of reinsurance	-38	-40	-75	-79
Net profit from health and personal accident insurance	3	-4	1	-4
Investment activities				
Income from land and buildings	31	37	62	69
Interest etc	318	150	412	323
Realised and unrealised investment gains	437	-889	441	-962
Investment expenses	-4	-4	-9	-10
Pension yield tax etc	-54	63	-72	44
Profit before tax, life insurance and pensions	**50**	**-27**	**69**	**-30**
Operating profit before group adjustments	**50**	**-74**	**69**	**-108**
Sale of General Insurance	-	-40	-	-40
Group adjustments (goodwill amortisation)	-6	-8	-12	-16
Operating profit, insurance	**44**	**-122**	**57**	**-164**

Note 4 **Lending**

Loan portfolio, EURm	30 June 2003			31 December 2002		
	Total lending	Impaired loans, net	Provisions	Total lending	Impaired loans, net	Provisions
Companies	83,485	620	1,709	85,089	890	1,764
Personal customers	60,176	210	300	57,929	213	383
Public sector	3,289	6	6	2,722	4	6
Total	**146,950**	**836**	**2,015**	**145,740**	**1,107**	**2,153**

Impaired loans, EURm	June 2003	Dec 2002	June 2002
Impaired loans, gross	2,851	3,260	3,180
Provisions for impaired loans	-2,015	-2,153	-2,305
of which			
specific	-1,571	-1,698	-1,836
appraised by category	-65	-64	-79
general	-379	-391	-390
Impaired loans, net	**836**	**1,107**	**875**
Provisions/impaired loans, gross, %	71	66	72
Impaired loans, net/lending, %	0.6	0.8	0.6

Assets taken over for protection of claims, EURm			
Shares and participations	31	26	34
Land and buildings	2	2	12
Other	1	1	1
Total	**34**	**29**	**47**

Note 5 **Capital adequacy**

	June 2003	Dec 2002	June 2002
Tier 1 capital, EURm	10,080	9,612	10,075
Capital base, EURm	13,193	13,364	12,101
Risk-weighted assets, (banking), EURbn	135	135	136
Tier 1 capital ratio, %	7.5	7.1	7.4
Total capital ratio, %	9.8	9.9	8.9

Note 6 **Derivatives**

EURm 30 June 2003	Interest rate derivatives Market value	 Book value	Equity derivatives Market value	 Book value	Foreign exchange derivatives Market value	 Book value
Positive values	14,037	13,794	388	231	6,087	5,743
Negative values	13,497	13,357	412	273	6,433	6,203

Accounting principles

This interim report has been prepared in accordance with the recommendation on interim reporting (RR20) issued by the Swedish Financial Standards Council, the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies and the regulations issued by the Swedish Financial Supervisory Authority.
In all material respects the accounting principles and the basis for calculations are unchanged in comparison to the Annual Report for 2002.

Exchange rates applied

EUR 1 = SEK	Jan-Jun 2003	Jan-Jun 2002
Income statement (average)	9.1839	9.1375
Balance sheet (at end of period)	9.2488	9.1015

EUR 1 = DKK		
Income statement (average)	7.4282	7.4321
Balance sheet (at end of period)	7.4299	7.4292

EUR 1 = NOK		
Income statement (average)	7.7629	7.6663
Balance sheet (at end of period)	8.2935	7.4305

EUR 1 = PLN		
Income statement (average)	4.2823	3.6660
Balance sheet (at end of period)	4.4775	4.0598

Nordea AB (publ)

Income statement, EURm	Jan-June 2003	Jan-June 2002
Operating income	3	7
Operating expenses:		
Personnel expenses	-14	-12
Depreciation	0	-
Other operating expenses	-18	-35
Operating profit	**-29**	**-40**
Net result from financial operations	-10	-30
Profit after financial operations	**-39**	**-70**
Pension adjustment	0	-2
Taxes	10	-
Net profit	**-29**	**-72**

Balance sheet, end of period Assets, EURm	June 2003	Dec 2002	June 2002
Shares in subsidiaries[1]	15,981	9,087	9,358
Long-term receivables[2]	892	851	238
Current assets	813	1,437	155
Total assets	**17,686**	**11,375**	**9,751**
Shareholders' equity and liabilities, EURm			
Shareholders' equity	8,747	9,511	8,987
Untaxed reserves	127	128	68
Provisions	11	11	9
Subordinated liabilities	-	-	97
Other liabilities[3]	8,801	1,725	590
Total shareholders' equity and liabilities	**17,686**	**11,375**	**9,751**

Movements in shareholders' equity, EURm	2003			2002		
	Restricted equity [5]	Non-restricted equity	Total equity	Restricted equity	Non-restricted equity	Total equity
Shareholders' equity at 1 January	5,467	4,044	9,511	5,453	4,274	9,727
Dividend		-673	-673		-682	-682
Conversion of convertible loans				14		14
Technical adjustment [4]		-62	-62			
Net profit		-29	-29		-72	-72
Shareholders' equity at 30 June	5,467	3,280	8,747	5,467	3,520	8,987

[1] EUR 7,000m of the change is related to the purchase of Nordea Bank Sweden AB (publ) and Nordea Bank Danmark A/S.

[2] A debenture loan (USD 50m) issued by Nordea Bank Finland Abp was acquired in February 2003. The acquisition was financed by Nordea Bank Sweden AB (publ). Repayment of subordinated loan was made in July 2003.

[3] The increase in other liabilities include loans for financing the purchase of Nordea Bank Danmark A/S and Nordea Bank Sweden AB (publ).

[4] Adjustment of the value of shares in subsidiaries.

[5] The company's share capital on 30 June 2003 and on 31 December 2002 was EUR 1,183,054,233.68. On 30 June 2003 and on 31 December 2002, Nordea AB (publ) had repurchased 57,008,000 own shares. The Annual General Meeting of Nordea has decided to reduce the share capital by cancelling Nordea AB's own shares. The cancellation is expected to take place during the second half of 2003. Average number of outstanding shares Jan-June 2003 2,928,108,227 (Jan-Dec 2002 2,954,326,421). Average number of own shares Jan-June 2003 57,008,000 (Jan-Dec 2002 29,768,460).

Nordea AB (publ)

Cash flow statement

EURm	Jan-Jun 2003	Jan-Jun 2002
Cash flow from ordinary business before changes in ordinary business assets and liabilities	-141	-102
Changes in ordinary business assets and liabilities (net)	107	-108
Cash flow from ordinary business	-34	-210
Cash flow from investment operations	-5,764	1,310
Cash flow from financial operations	6,252	-1,467
Cash flow for the period	**454**	**-367**
Cash and cash equivalents at beginning of period	**57**	**429**
Cash and cash equivalents at end of period	**511**	**62**

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 19 June 2003 1(1)

Nordea reduces complexity in its legal structure by forming one European company

The Board of Directors of Nordea AB (publ) has today decided to start a change process of the Nordea Group's legal structure. The goal is to create one European company - "Societas Europeae", (SE) based on a European Company Statute coming into force in late 2004.

The current legal structure which comprises four national banking groups has proved to be complex from an operational point of view and thus not supporting the Group's business activities in an optimal manner.

The aim is to establish a one-bank structure, with one legal entity conducting business in all local markets through branches. Nordea AB (publ) will become an operational banking company and will be converted into a European company continuing to be legally domiciled in Sweden. There will be no material changes with respect to customers', employees' and shareholders' relations with Nordea.

"The change will lead to improved operational efficiency, reduced operational risk and enhanced capital efficiency. The changed structure will reduce complexity and support our philosophy of business decision-making power being close to the customer and employees," says Lars G Nordström, President and Group CEO of Nordea.

The change process will start by internal sales of Nordea Bank Denmark, Nordea Bank Norway and Nordea Bank Sweden from Nordea Bank Finland to Nordea AB, and by subsequent mergers of Nordea AB and Nordea Bank Sweden. When it is legally possible to create the European company the other banks in the Group are to be merged into this company.

The change process is expected to be finalised in 2005, pending among other things approval from relevant authorities. Transforming Nordea AB into a banking company in addition requires a decision by an Extraordinary General Meeting, which is planned to take place in late October 2003.

For further information:
Hans Dalborg, Chairman of the Board of Directors, +358 9 165 42237
Lars G Nordström, President and Group CEO, +358 9 165 43061
Erik Evrén, Chief Communication Officer, +46 8 614 8611

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 2 June 2003 1(1)

Nordea sells, but maintains close cooperation with Huoneistokeskus Oy real estate business

Nordea has today signed an agreement to sell the Huoneistokeskus real estate business to a newly established company. Huoneistokeskus is the leading real estate company in Finland and has until now been wholly owned by Nordea. The majority owner of the new company is a fund managed by Sponsor Capital Oy.

Sponsor Capital owns 85% of the shares in the new Huoneistokeskus and Nordea will be a minority shareholder with a 15% holding. Nordea receives a capital gain exceeding EUR 30m on the deal.

The new company will employ Huoneistokeskus's personnel, totalling some 550 persons.

"The deal clearly underlines Nordea's focus on core business – the sale of financial services. However, we will continue our cooperation with Huoneistokeskus. In offering housing and housing loans cooperation is worthwhile because it benefits customers, Nordea and Huoneistokeskus," says Kari Jordan, Head of Retail Banking.

Matti Kasso has been appointed managing director of the new Huoneistokeskus effective 1 June 2003. He is a former area director of the company. The former managing director Antti Varheenmaa will join Nordea. The chairman of the board of Huoneistokeskus will be Matti Suutarinen, managing director of Sponsor Capital.

For further information:
Kari Jordan, Head of Retail Banking, +358 9 165 42045
Harri Sailas, Head of Retail Banking, Finland, +358 9 165 42246
Ella Laurikkala, Chief Communication Officer, +358 9 165 42653, +358 50 66840

Copenhagen, Helsinki, Oslo, Stockholm, 26 May 2003 1(1)

Nordea to form a partnership with IBM

Nordea enters into exclusive negotiations with IBM to form a partnership for IT production services and to complete the consolidation process

Following Nordea's earlier announcements regarding the consolidation of IT production, the Group has entered into exclusive negotiations with IBM to accelerate the transformation process and leverage IBM investments to make Nordea's IT production costs variable. As an essential part of the partnership, Nordea plans to form a single-purpose joint venture with IBM.

"By partnering with IBM we can speed up the consolidation and draw on IBM global experience to act as change agent for transformation processes of this magnitude", says Jarle Haug, Head of Group IT in Nordea. "At the same time we will be able to improve the original business case by sharing the risks, and with IBM being responsible for the transformation investments".

The solution is based on IBM e-business on demand, which will enable Nordea to better monitor and manage IT consumption by aligning IT capacity and business needs in a flexible manner.

The plan is to finalise negotiations and start the partnership during third quarter 2003.

The aim is that the joint venture will utilise competencies from all four Nordic countries in a virtual competence-driven organisation, while the Centralised Computer Centre, housing the common central hardware of the Group, will be placed in Sweden.

For further information:
Jarle Haug, Head of Group IT, Nordea, + 46 8614 7918
Leif Lindqvist, General Manager IBM Global Services, Nordic region, +46 8 793 4570
Erik Evrén, Chief Communication Officer, Nordea, +46 70 946 53 89
Andris Zvejnieks, IBM Communications Manager, Nordic Region, +46 70 793 5187

Copenhagen, Helsinki, Oslo, Stockholm, 12 May 2003 1(1)

Nordea sells additional properties in Denmark

Nordea has as a next step in the ongoing process of reducing its real estate exposure sold most of its remaining properties in Denmark to a consortium consisting of PensionDanmark, Lægernes Pensionskasse and Nordea Pension.

The consortium acquires a portfolio of properties mainly consisting of Nordea Bank Danmark's owner occupied properties.

The disposal is part of the Nordea Group's continuous efforts to increase the focus on core business and to improve the capital efficiency.

The price for the portfolio acquired by the consortium is EUR 233m.

Further it is expected that Nordea Pension buys properties of a total value of EUR 40m.

The transactions are executed on market terms and the price is based on independent valuations.

The ongoing process of reducing Nordea's real estate assets is only expected to have a marginal overall impact on the Nordea Group's result.

In the process of reducing the real estates assets Nordea is advised by Catella Corporate Finance, Citigroup and Nordea Securities.

For further information:
Jakob Grinbaum, Executive Vice President, Head of Group Treasury, +46 8 614 7891
Allan Polack, Head of Nordea Life & Pensions, +45 22 15 39 60
Erik Evrén, Chief Communication Officer, +46 8 614 8611

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 7 May 2003

Interim Report First Quarter 2003

Result influenced by lower interest rates

- **Operating profit EUR 380m (EUR 446m)**
- **Total income decreased by 6% compared to fourth quarter following lower interest rates and weak equity markets**
- **Total expenses down by 8%**
- **Loan losses EUR 98m (EUR 76m), or 0.27% of loans and guarantees**
- **Earnings per share EUR 0.09 (EUR 0.10)**
- **Return on equity excluding goodwill 12.2% (15.3%)**

Areas of attention – development on track

- **Reduced volatility – maintained low equity exposure**
- **Capital efficiency maintained – strong capital position**
- **Credit quality remains stable – loan losses in isolated areas**
- **Cost level according to plan – Q1 costs 2% lower than quarterly average in 2002**

Increasing focus

- **Nordisk Renting sold to The Royal Bank of Scotland**
- **Changed business model in investment banking activities**
- **Further reduction of real estate exposure being prepared**

"All in all we are on track regarding our plans in areas of special attention, but the financial results are not yet satisfactory. We have reduced earnings volatility and our capital efficiency has been maintained. The overall credit quality remains stable despite the increase in loan losses caused by a limited number of troubled cases. The cost development is in line with our plans for realising an unchanged cost level for the full year compared to 2002. I am convinced, that the efforts to improve our performance across the organisation will enable us to achieve our short-term goals", says Lars G Nordström, Group CEO of Nordea.

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has more than 10 million customers and 1,240 bank branches. The Nordea Group is a world leader in Internet banking, with 3.4 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Operational income statement

EURm	Q1 2003	Q4 2002	Change %	Q1 2003	Q1 2002	Change %	Full year 2002
Net interest income	**835**	885	-6	835	837	0	3,451
Commission income	**353**	388	-9	353	380	-7	1,535
Trading	**157**	130	21	157	136	15	530
Other	**29**	54	-46	29	29	0	154
Total income	**1,374**	**1,457**	**-6**	**1,374**	**1,382**	**-1**	**5,670**
Personnel expenses	**-520**	-545	-5	-520	-506	3	-2,086
Other expenses	**-397**	-448	-11	-397	-399	-1	-1,659
Total expenses	**-917**	**-993**	**-8**	**-917**	**-905**	**1**	**-3,745**
Profit before loan losses	**457**	**464**	**-2**	**457**	**477**	**-4**	**1,925**
Loan losses, net	**-98**	-76	29	-98	-63	56	-261
Equity method	**14**	16	-13	14	15	-7	52
Profit before investment earnings and insurance	**373**	**404**	**-8**	**373**	**429**	**-13**	**1,716**
Investment earnings, banking	**29**	41		29	11		122
Operating profit, life insurance	**19**	44		19	-3		2
Operating profit, general insurance	**-**	-		-	-31		-122
Goodwill depreciation	**-41**	-43	-5	-41	-42	-2	-171
Operating profit	**380**	**446**	**-15**	**380**	**364**	**4**	**1,547**
Allocation to pension foundation	**-**	17		-	-		-255
Taxes	**-124**	-140	-11	-124	-100	24	-405
Minority interests	**-1**	0		-1	0		0
Net profit	**255**	**323**	**-21**	**255**	**264**	**-3**	**887**

Ratios and key figures

	Q1 2003	Q4 2002		Q1 2003	Q1 2002		Full year 2002
Earnings per share, EUR	0.09	0.10		0.09	0.09		0.30
Share price, EUR, end of period	4.04	4.20		4.04	6.53		4.20
Shareholders' equity per share[1], EUR	4.15	4.06		4.15	3.90		4.06
Shares outstanding[1], million	2,928	2,928		2,928	2,965		2,928
Return on equity (excluding goodwill)[2], %	12.2	15.3		12.2	12.9		11.3
Return on equity, %	8.4	11.0		8.4	8.8		7.5
Lending, EURbn	147	146		147	142		146
Deposits, EURbn	92	92		92	86		92
Shareholders' equity[1], EURbn	12	12		12	12		12
Total assets, EURbn	262	250		262	253		250
Assets under management, EURbn	95	96		95	108		96
Cost/income ratio, banking[3], %	65	66		65	64		64
Cost/income ratio excluding investment earnings, %	66	67		66	65		65
Tier 1 capital ratio, %	7.2	7.1		7.2	7.2		7.1
Total capital ratio, %	9.7	9.9		9.7	9.2		9.9
Risk-weighted assets, EURbn	137	135		137	140		135

[1] End of period. Average number of shares Jan-March 2003 after full dilution was 2,928 million.

[2] Net profit before minority interests and goodwill depreciation as a percentage of average shareholders' equity. Average shareholders' equity includes minority interests and excludes remaining goodwill.

[3] Operating expenses before loan losses and goodwill as a percentage of operating income and share of profit/loss from companies accounted for under the equity method as well as investment earnings (banking), as reported in the operational income statement. Operating profit from insurance activities are excluded.

Quarterly development

EURm	Note	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Net interest income		**835**	885	874	855	837
Commission income	1	**353**	388	371	396	380
Trading		**157**	130	127	137	136
Other		**29**	54	34	37	29
Total income		**1,374**	**1,457**	**1,406**	**1,425**	**1,382**
Personnel expenses		**-520**	-545	-521	-514	-506
Other expenses		**-397**	-448	-404	-408	-399
Total expenses	2	**-917**	**-993**	**-925**	**-922**	**-905**
Profit before loan losses		**457**	**464**	**481**	**503**	**477**
Loan losses, net		**-98**	-76	-66	-56	-63
Equity method		**14**	16	4	17	15
Profit before investment earnings and insurance		**373**	**404**	**419**	**464**	**429**
Investment earnings, banking		**29**	41	39	31	11
Operating profit, life insurance		**19**	44	-13	-26	-3
Operating profit, general insurance		**-**	-	-4	-87	-31
Goodwill depreciation		**-41**	-43	-42	-44	-42
Operating profit		**380**	**446**	**399**	**338**	**364**
Allocation to pension foundation		**-**	17	-120	-152	-
Taxes		**-124**	-140	-86	-79	-100
Minority interests		**-1**	0	0	0	0
Net profit		**255**	**323**	**193**	**107**	**264**
EPS		**0.09**	0.10	0.07	0.04	0.09
EPS, rolling 12 months up to period end		**0.30**	0.30	0.38	0.37	0.49

Note 1

Commission income, EURm	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Brokerage	**24**	35	38	46	55
Asset management/Investment funds	**104**	108	101	115	126
Issue of securities	**5**	7	6	5	4
Lending	**88**	95	86	91	87
Deposits and payments	**179**	195	189	183	157
Foreign exchange	**7**	15	11	10	8
Other	**32**	39	33	35	26
Commission expenses	**-76**	-88	-85	-83	-77
Net commission income	**363**	**406**	**379**	**402**	**386**
Of which investment activities	**-10**	-18	-8	-6	-6
Commission income	**353**	**388**	**371**	**396**	**380**

Note 2

Expenses, EURm	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Personnel[1]	**521**	547	523	515	507
Information technology[2]	**99**	136	111	113	103
Marketing	**18**	34	21	36	23
Postage, telephone and office expenses	**58**	62	50	52	60
Rents, premises and real estate expenses	**82**	89	79	74	71
Other	**142**	130	146	134	144
Expenses	**920**	**998**	**930**	**924**	**908**
Of which investment activities[3]	**-3**	-5	-5	-2	-3
Expenses	**917**	**993**	**925**	**922**	**905**

[1] Profit related personnel expenses including profit-sharing systems were EUR 29m in Q1 2003 (Q4 2002: EUR 24m).

[2] Refers to IT operations, service expenses and consulting fees. Total IT-related costs in Q1 2003, including personnel etc (excluding IT expenses in insurance operations) were EUR 184m (Q4 2002: EUR 216m).

[3] Including personnel expenses (Q1 2003: EUR 1m).

The Group

Result summary first quarter

Operating profit was EUR 380m, down by 15% compared to the fourth quarter of 2002, following reduced income as well as costs, somewhat higher loan losses and reduced profit from life insurance.

Total income decreased by 6% while at the same time, total expenses were reduced by 8% to EUR 917m.

Profit before investment earnings and insurance amounted to EUR 373m compared to EUR 404m in the previous quarter.

Net profit amounted to EUR 255m, corresponding to EUR 0.09 per share. Return on equity was 12.2% (excluding goodwill). The rolling 12 months' earnings per share were EUR 0.30.

Development in the first quarter

The uncertain outlook for the global economy remained in the first quarter. The ECB, as well as the central banks in the Nordic countries, lowered its interest rates in the first quarter and short-term market rates fell. Nordic stock exchange indexes decreased on average 9% and volumes on the Nordic stock exchanges on average fell by 13%.

Total lending increased to EUR 147bn (EUR 146bn in the fourth quarter 2002), supported by continued growth in mortgage lending to personal customers within Retail Banking. Deposits were stable at EUR 92bn. During the last 12 months lending and deposits have increased by 4% and 8%, respectively. Assets under management decreased by 1% to EUR 94.8bn. The number of payment transactions by personal customers totalled 225 million (231 million). Card payments decreased by 4% in the quarter, reflecting seasonally high card usage in the fourth quarter. The migration from manual transactions in branches to the use of internet payments continued.

Income

Net interest income was EUR 835m (EUR 885m). The continued fall in short term interest rates put pressure on deposit margins, thereby lowering net interest income. This was partly compensated by the increase in volumes.

Commission income decreased to EUR 353m (EUR 388m). Commission from brokerage and asset management decreased as a result of the weak equity markets. Commission from payments declined following somewhat lower number of transactions in the quarter. Commission expenses, which are to a large extent related to payments, also decreased, resulting in relatively stable net commissions from this area.

Income from trading increased to EUR 157m (EUR 130m) reflecting Nordea's position as a leading provider of derivatives and debt capital market services.

Other income, primarily consisting of property-related income, was EUR 29m (EUR 54m). In the fourth quarter, a gain from a non-property related structured-finance transaction was included.

Expenses

Expenses developed according to plan and decreased by EUR 76m to EUR 917m, and were 2% below the quarterly average in 2002. The decrease was a result of lower restructuring costs and the absence of seasonal factors present in the fourth quarter, coupled with underlying cost reductions throughout the organisation. Variable salaries were somewhat higher than in the previous quarter.

Loan losses

Loan losses amounted to EUR 98m (EUR 76m). Loan losses in the first quarter corresponded to 0.27% of total loans and guarantees, annualised. The loan losses are concentrated to provisions on one corporate client and certain parts of the Norwegian Retail Banking portfolio.

Investment earnings, banking

Investment earnings, banking, totalled EUR 29m (EUR 41m) reflecting gains on the fixed-income portfolio in Group Treasury. In the fourth quarter, a gain of EUR 24m from the sale of Europay AS was included.

Life Insurance

Profit from Life declined to EUR 19m (EUR 44m) mainly reflecting a lower investment return.

Equity method

Profit from companies accounted for under equity method amounted to EUR 14m and includes the result from Nordisk Renting AB. Despite the fact that Nordisk Renting now is 100% owned by Nordea it has been consolidated under "Equity method" due to the disposal of the company announced today.

Net profit

Net profit amounted to EUR 255m (EUR 323m).

Comparison with the first quarter 2002

Operating profit in the first quarter of 2003 was 4% higher than the corresponding period last year as a result of overall stable income and costs, higher loan losses but improved investment earnings and profit from insurance.

Sharply falling market interest rates put pressure on deposit margins but net interest income remained unchanged as a result of increasing lending and deposit volumes and improved corporate lending margins.

Commission income was somewhat reduced as a result of weak equity markets. Income from trading increased.

Expenses increased by 1% or EUR 12m following the acquisition of new business in Poland – LG Petro Bank – and somewhat higher variable salaries.

Loan losses were higher this year primarily reflecting the weakness in certain parts of the Norwegian Retail Banking portfolio.

The cost/income ratio was 65% (64%).

Net profit decreased by 3% compared to the same period last year.

Top priorities

In the second half of 2002 four priority areas that required special focus were identified by the Nordea management: credit quality, reduced volatility, cost development and capital efficiency.

These four areas are being dealt with according to plan. Capital markets related volatility and capital efficiency have both been successfully managed. The cost development is in line with the plan to reach flat costs in 2003. Nordea's overall credit quality remains stable.

Credit quality – losses in isolated areas

At the end of the quarter, impaired loans, net, amounted to EUR 805m (EUR 1,107m), representing 0.55% (0.76%) of total lending. The decrease reflects restructuring of certain previously impaired loans.

The lending portfolio was unchanged with respect to exposure to customer groups. The share of corporate lending represented 58% of the portfolio while lending to to personal customers corresponds to 40% of total lending and loans to the public sector 2%.

Within the personal customer sector, mortgage loans account for 76%. Other lending to personal customers includes consumer loans, overdraft facilities, car financing, credit card financing etc.

There is no major change in the composition of the corporate loan portfolio in the first quarter.

Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 22.6bn. Relatively large and financially strong companies dominate the portfolio, which has a high level of collateral coverage. Despite the increase in vacancy rates in commercial properties experienced in the Nordic capitals, the credit quality is stable.

Shipping exposure was EUR 5.9bn of which EUR5.2bn is outstanding. The portfolio is diversified by type of vessel and is focused on large industrial players. Of the total exposure, 55% is Nordic customers and 45% is non-Nordic customers.

Telecom sector exposure was EUR 5.3bn of which EUR 3.2bn is outstanding. The majority of the exposure is related to major Nordic equipment manufacturers and major Nordic telecom operators. Furthermore, 9% is regarded as low or negligible risk due to coverage by guarantees from public export credit agencies or by cash collateral.

Exposure to the fisheries industry amounted to EUR 2.3bn of which EUR 2.0bn is outstanding. Approximately 42% of the exposure is related to fish farming, 33%, is related to fishing vessels, and 25% to fishing processing industry. The weakness in the fisheries portfolio has been solely related to the fish-farming industry. A weaker Norwegian currency in the first quarter to some extent countered the effects of depressed salmon prices, but the industry is still experiencing profitability problems.

The Group's continuous concentration on Nordic customers has helped maintaining the credit quality at a satisfactory level. The costs structure in the Norwegian industry, and a generally stronger Norwegian currency during last year, has resulted in a loss of competitive position for Norwegian exporters causing financial pressure in part of the exporting industry despite an overall strong Norwegian economy.

Reduced volatility – maintained low equity exposure

Life insurance

Following the measures taken in the second half of 2002 to reduce the volatility of the Life result, equity holdings in the life business was unchanged in the first quarter and represented 11% of total investments at the end of March. The Danish equity portfolio is fully hedged, leaving actual equity exposure at approximately 4.5% for the Group.

Financial buffers in the life operations within the Group were unchanged at 3% of guaranteed liabilities. Solvency remained stable compared to the fourth quarter.

Pension commitments

Pension commitments not recognised in the balance sheet have to be covered by assets of the pension foundations. At the end of the quarter, aggregate assets in the Group's pension foundations exceeded pension commitments not recognised in the balance sheet by EUR 5m, reflecting a surplus in Finland. Asset values in the Swedish pension foundation have improved during the quarter, but inflation adjustment of the pension commitments at the beginning of the year caused a deficit of EUR 16m at the end of March. However, further improvement in asset values had considerably reduced this deficit by the end of April.

Nordea intends to implement IAS19 in the accounting for the Group's employee pension obligations. The implementation is based on the recommendation RR29 from the Swedish Financial Accounting Standards Council, (corresponding to the revised IAS19) which will be mandatory from 2004. Nordea intends to implement the change during 2003. The transitional value resulting from implementing RR29 will be recognised as a reduction of equity.

Cost level – according to plan

Nordea aims to have the same cost level through 2003 and 2004 as in 2002. Total expenses in 2002 were EUR 3,745m.

In 2003, it is expected that the ongoing cost reductions within the organisation will have a gradual effect throughout the year. Specific initiatives to reduce costs include capping IT development costs at 80% of the 2002 level, structural changes within Retail Banking in Sweden and Norway and reprioritisation of integration projects. The initiatives have been carried out in accordance with plan during the first quarter.

Nordea will change the business model for its investment banking activities. To underpin the research independence, Equities and Corporate Finance will be separated. Equities operations will become a unit within Markets. To ensure leverage from Nordea's leading Nordic market position, Corporate Finance will become an independent unit within the Corporate Banking Division. It is estimated that the reorganisation will result in total redundancies of approximately 75 employees within Nordea Securities, and a total yearly cost saving of approximately EUR 12m.

Capital efficiency – strong capital position

Shareholders equity amounted to EUR 12bn at the end of the first quarter and the Tier 1 capital ratio was 7.2%. The total capital ratio was 9.7%.

The Annual General Meeting (AGM) of Nordea 24 April decided to reduce the share capital by cancelling the 57 million shares that Nordea repurchased in 2001 and 2002.

The AGM also decided to authorise the Board of Directors, for a period extending until the next AGM, to repurchase a maximum of 10% of own shares. The purpose of potential repurchases is to convey funds back to the shareholders and in this way contribute to more effective utilisation of capital resources.

The previously announced sale of Nordea's residential property in Denmark has not been included in the first quarter result. The transaction is expected to be finalised shortly pending regulatory approval. Disposals of the major part of other properties in the Group are being prepared. The book value of Nordea's owner occupied properties amount to EUR 1.2bn.

Nordisk Renting

Nordea has today signed an agreement to sell all shares in Nordisk Renting AB to The Royal Bank of Scotland. The deal is expected to be finalised during June and Nordea's gain will be approximately EUR 30m.

The sale of Nordisk Renting, together with the other real-estate disposals, are in line with the ambition to further improve the capital efficiency within the Group. The measures taken will also reduce the need for economic capital.

Dividend

The AGM approved the Board of Directors' proposal of a dividend for 2002 of EUR 0.23 per share, corresponding to a pay-out ratio of 76% of the net profit for 2002.

The Nordea share

During the first quarter the share price of Nordea depreciated by 3% on the Stockholm Stock Exchange from SEK 38.40 on 30 December 2002 to SEK 37.40 on 31 March. Total shareholder return for the first quarter was -3%.

Outlook

Market expectations for growth in the Nordic area have been revised downwards in the first quarter 2003, which may further limit the scope for revenue growth.

A sharp attention on cost control will be maintained, aiming at flat costs on a full-year basis.

The increased uncertainty in the global economy may also lead to a deterioration in credit quality in the medium term. The target for average loan losses over a business cycle, maximum 0.40% of loans and guarantees, remains unchanged. Based on the quality of the portfolio as well as the present economic outlook for the Nordic countries, Nordea has no reason to believe that loan losses will exceed this average level in 2003.

Results by business area first quarter 2003[1]

EURm	Business areas: Retail Banking	Business areas: Corporate and Institutional Banking	Business areas: Asset Management & Life[2]	Group Treasury	General Insurance	Other	Total
Customer responsible units:							
Income	1,063	276	53	37		-55	1,374
Expenses	-634	-137	-39	-8		-99	-917
Loan losses	-74	-33				9	-98
Equity method	0	5				9	14
Profit before investment earnings and insurance	**355**	**111**	**14**	**29**		**-136**	**373**
Investment earnings, banking				29		0	29
Operating profit, life insurance			19				19
Operating profit, general insurance					-		-
Goodwill depreciation	-7	-2				-32	-41
Operating profit 2003: Q1	**348**	**109**	**33**	**58**	**-**	**-168**	**380**
2002: Q4	345	138	61	27	-	-125	446
2002: Q3	418	123	2	31	-4	-171	399
2002: Q2	424	123	-3	21	-87	-140	338
2002: Q1	411	127	22	35	-31	-200	364
Return on equity, %	22%	15%					12.2%
Cost/income ratio, banking, %	60%	50%	74%	21%			65%

[1] Certain minor organisational changes have been made, which has been reflected in historical figures.

[2] Operating profit, life insurance, Q1 2002 EUR -3m, Q2 2002 EUR -26m, Q3 2002 EUR –13m and Q4 2002 EUR 44m.

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. The Group's financial management operations are conducted by Group Treasury.

Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet. When calculating return on allocated capital standard tax is applied.

Capital allocation is based on each business unit's actual risk exposure considering credit and insurance risk, market risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. Economic profit constitutes the basis for evaluating strategic alternatives as well as for the evaluation of financial performance. Allocated capital is used for calculating Return on equity in business areas.

Asset Management & Life has customer responsibility within investment management and in private banking outside the joint unit with Retail Banking. In addition, the business area commands product responsibility for investment funds. The operating profit shown in the accompanying table includes the customer responsible units, while the product result, representing the Group's total earnings on investment funds, including sales and distribution costs within the retail branch network, is presented in the factbox "Key figures – Asset Management activities" within the Asset Management & Life section of this report.

In addition to the three business areas, Group Treasury, with responsibility for managing the Group's own positions in securities portfolios and group funding activities, is also included in the table. The column "Other" includes income and expenses not allocated to business areas, ie funding costs for the cash acquisition of Nordea Bank Norway, results from real estate holdings, expenses in Group functions not defined as services offered to business areas, goodwill depreciation related to the creation of Nordea, central provisioning for loan losses and profits from companies accounted for under the equity method which are not included in customer responsible units.

Retail Banking

- **Strong sales**
- **Loan losses in Retail Banking Norway**
- **Unchanged operating profit**
- **Return on equity of 22%**

Retail Banking develops, markets and distributes a broad range of financial products and has customer responsibility for personal and corporate customers.

Market conditions

Customer demand remained firm for most services in the first quarter with the exception of long-term savings products. The central bank rates were lowered in all Nordic countries. The Nordic and global equity markets showed high volatility.

Business development

Lending to personal customers continued to grow strongly. The loan volume increased by EUR 0.9bn to EUR 57.2bn during the first quarter. Compared to the end of the first quarter of 2002 the loan volume increased by 9%. Deposits from personal customers grew slightly to EUR 40.1bn and compared to the end of the first quarter 2002 the increase was 7%.

Lending margins for personal customers were largely unchanged in the first quarter, while deposit margins narrowed following the interest rate decreases.

Lending to corporate customers increased by EUR 1.2bn to EUR 58.6bn at the end of March compared to the end of December. Compared to the end of first quarter 2002, lending to corporate customers increased by 3%. One quarter of the increase is related to the acquisition of LG Petro Bank. Deposits from corporate customers decreased by EUR 0.6bn in the quarter to EUR 28.1bn. Compared to one year ago, deposits from corporate customers increased by 7%.

Lending margins for corporate customers were unchanged in the first quarter compared to the fourth quarter, while deposit margins narrowed following the interest rate decreases.

The total loan volume in the first quarter increased to EUR 115.8bn. The increase was 6% compared to the end of March last year. Around half of the total loan volume comprised mortgage lending to personal and corporate customers. The deposit volume decreased to EUR 68.2bn in the first quarter. Compared to March 2002 deposits increased by 7%.

Retail Banking Norway started an adjustment of the organisation to strengthen its position through stronger focus on customers. Measures to improve efficiency are undertaken in both staff functions and the branch network.

Electronic Banking

The e-bank customer stock increased by 0.1 million customers during the first quarter and almost reached the level of 3.4 million. At end of March Nordea had 3.1 million personal and 0.3 million corporate e-bank customers. The growth of on-line equity trading customers stock was also rapid during the quarter and at the end of the first quarter 0.3 million customers had signed up for equity trading on-line.

Nordea had at the end of the first quarter more than 2,200 e-business customers. Almost 700 e-payment customers are present on Nordea's Pan-Nordic electronic market place, Solo Market. Nordea's e-business services also include e-invoicing, e-identification and signature and e-salary.

E-bank activity has continued to grow at a rapid pace also during the first quarter. The number of log-ons was 31.1m, a growth of 27 % compared to the first quarter 2002. The number of payments increased by 22 % to 34.9m . During March Nordea's e-bank customers made 10.9 million log-ons and 12.1 million payments.

Result

Total income was down 6% in the first quarter compared to the fourth quarter mainly as a consequence of the decrease in the central bank rates compressing deposit margins.

Costs decreased by 2% in the first quarter, due to both a decrease in headcounts and seasonal variations. The cost/income ratio for the first quarter was 60%, up from 58% in the fourth quarter, but almost unchanged from the first quarter 2002. Loan losses in the first quarter were EUR 74m, which mainly stemmed from Retail Banking Norway. Return on equity was 22%.

Operating profit

	Total		Retail Denmark		Retail Finland		Retail Norway		Retail Sweden		Poland & Baltic	
	Q1	Q4	Q1	Q4	Q1	Q4	Q1	Q4	Q1	Q4	Q1	Q4
EURm	**2003**	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income	**744**	782	197	205	198	222	119	115	222	229	10	9
Net commissions & other income	**319**	343	89	79	76	79	42	60	101	113	10	9
Total income	**1,063**	**1,125**	**286**	**284**	**274**	**301**	**161**	**175**	**323**	**342**	**20**	**18**
Total expenses	**-634**	-648	-159	-167	-153	-145	-100	-104	-201	-206	-16	-18
Profit before loan losses	**429**	**477**	**127**	**117**	**121**	**156**	**61**	**71**	**122**	**136**	**4**	**0**
Loan losses	**-74**	-126	-7	-10	11	1	-74	-109	1	-3	-2	-4
Goodwill depreciation	**-7**	-6	0	0	0	0	0	0	-4	-4	-2	-2
Operating profit	**348**	**345**	**120**	**107**	**132**	**157**	**-13**	**-38**	**119**	**129**	**0**	**-6**
Cost/income ratio, %	**60**	58	55	59	56	48	62	59	62	60	81	102
Return on equity, %	**22**	18	27	23	37	38	-3	-10	26	23	-1	-20

Volumes and margins[1,2]

	Total		Retail Denmark		Retail Finland		Retail Norway		Retail Sweden		Poland & Baltic	
	Q1	Q4	Q1	Q4	Q1	Q4	Q1	Q4	Q1	Q4	Q1	Q4
Volumes, EURbn	**2003**	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Lending	**115.8**	113.8	31.0	29.6	25.0	24.7	20.6	20.5	37.7	37.6	1.5	1.4
Deposits	**68.2**	68.6	14.8	14.7	21.5	22.0	11.0	10.9	19.9	20.0	1.1	1.0

Lending margins, %		
To corporates	**1.2**	1.2
To personal customers	**1.7**	1.6
Total lending	**1.4**	1.4

Deposit margins, %		
From corporates	**1.1**	1.2
From personal customers	**1.7**	2.0
Total deposits	**1.5**	1.7

[1] Margins are excluding Poland & Baltic, volumes are quarterly average

[2] Certain minor organisational changes have been made, which has been reflected in historical figures.

Key figures per quarter

	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Operating profit, EURm	348	345	418	424	411
Return on equity, %	22	18	23	24	24
Cost/income ratio, %	60	58	57	60	59
Customer base: personal customers, million	9.7	9.7	9.5	9.5	9.5
corporate customers, million	1.0	1.0	0.9	0.9	0.9
Number of employees (full-time equivalents)	20,000	20,300[1]	19,500	19,900	19,800

[1] Including LG Petro Bank.

Corporate and Institutional Banking

- **Continued strong deal flow in Corporate Banking, International and Shipping, and Markets**
- **Weak income from equity market related activities**
- **Reorganisation of investment banking activities**
- **Cost savings achieved**

Corporate and Institutional Banking delivers a range of products and services to corporate and institutional customers, and has customer responsibility for large corporates, shipping, offshore and oil services companies, and financial institutions. Investment banking services are offered through a separate legal entity, Nordea Securities.

Market conditions

Market conditions were influenced by an uncertain outlook for the economy. Developments were unfavourable with yet another quarter of lower equity market turnover, falling indices and virtually no primary activity.

Stock market development

	Market volume		Market index
	Q1 2003 EURbn	Q1 vs. Q4 %	Q1 2003 %
Denmark	11.4	0.4	-6.4
Finland	38.2	-22.5	-13.7
Norway	13.3	-0.9	-9.7
Sweden	59.6	-10.4	-7.3
Average		-12.9	-9.3

Business development

In Corporate Banking Division the deal flow continued at a high level and included mandates for a USD 1,000m syndicated facility for Scania and a NOK 500m bond issue for Statoil.

For the International and Shipping Division the overall business activity was satisfactory during the first quarter. Compared to the fourth quarter 2002 volumes were slightly lower. Nordea maintained its market share during the quarter, and was mandated as lead arranger in a number of international transactions including a facility of USD 500m for RCCL and USD 450m for General Maritime.

In Markets Division, activity remained at a high level with strong customer demand in all product areas. Activity was particularly high in the first part of the quarter, returning to normal levels in the latter part of the quarter. Debt capital markets activities showed strong performance in the first quarter and Nordea's dominant position in the Nordic syndicated loan market was further strengthened.

Nordea will change the business model for its investment banking activities. To underpin the research independence, Equities and Corporate Finance will be separated. Equities operations will become a unit within Markets. To ensure leverage from Nordea's leading Nordic market position, Corporate Finance will become an independent unit within the Corporate Banking Division. It is estimated that the reorganisation will result in total redundancies of approximately 75 employees within Nordea Securities, and a total yearly cost saving of approximately EUR 12m.

In Custody Services, the number of transactions decreased by 12% compared to the fourth quarter 2002. The assets under custody, which remained at a stable level, amounted to EUR 361bn.

In Cash Management, a number of large pan-Nordic mandates were won during the first quarter. The cash management activities in the international branches continued to increase. The focus on supporting Nordic clients in their international activities has paid off during the quarter, attracting new business as well as retaining existing clients.

Result

Total income in the first quarter was EUR 276m, a decrease of EUR 49m compared to the fourth quarter. Net interest income was EUR 98m, down by EUR 20m from the fourth quarter. Other income was EUR 178m, down by EUR 29m from the previous quarter which included EUR 19m from a structured finance transaction. Equity market related income decreased by EUR 21m, of which EUR 12m in Nordea Securities and EUR 9m in custody services. The downturn was partly offset by good development in commission income from corporate and shipping customers and especially in Markets' income.

Total expenses in the first quarter were EUR 137m, down by EUR 40m from the fourth quarter. The cost reductions were achieved by lower restructuring expenses of EUR 20m, IT expenses down by EUR 10m and other costs down by EUR 11m, reflecting earlier taken actions to realise cost savings.

Loan losses remained at a moderate level of EUR 34m, up by EUR 21m from the fourth quarter. Most of the loan losses relates to one corporate client

Operating profit was EUR 109m representing a return on equity of 15%. The cost/income ratio improved to 50%.

Operating profit by main area

	Total		Corporate Banking Division		International and Shipping Division		Investment Banking[1]		Other		Markets[2]	
	Q1	Q4	Q1	Q4[3]	Q1	Q4	Q1	Q4	Q1	Q4[3]	Q1	Q4
EURm	**2003**	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income	**98**	118	72	87	24	30	0	0	2	1		
Other income	**178**	207	136	151	16	18	12	24	14	14	162	135
Total income	**276**	**325**	**208**	**238**	**40**	**48**	**12**	**24**	**16**	**15**	**162**	**135**
Total expenses	**-137**	-177	-63	-81	-13	-24	-16	-30	-45	-42	-63	-58
Profit before loan losses	**139**	**148**	**145**	**157**	**27**	**24**	**-4**	**-6**	**-29**	**-27**	**99**	**77**
Loan losses	**-34**	-13	-22	2	-12	-16			0			
Transfer risk	**1**	3	1	3	0	0			0			
Equity method	**5**	2	0	0	0	0			5	2		
Goodwill depreciation	**-2**	-2	-1	-1	0	0	0	0	-1	-1		
Operating profit	**109**	**138**	**123**	**161**	**15**	**8**	**-4**	**-6**	**-25**	**-26**	**99**	**77**
Lending, EURbn	**24.4**	25.5	17.6	18.5	6.8	7.0		..		-		-

[1] Figures include income and cost related to the division's activities as a customer responsible unit. In addition, the division has income and cost related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

[3] Q4 restated due to changed allocation principles in Markets.

Key figures per quarter

	Q1	Q4	Q3	Q2	Q1
	2003	2002	2002	2002	2002
Operating profit, EURm	**109**	138	123	123	127
Return on equity, %	**15**	18	15	16	16
Cost/income ratio, %	**50**	55	54	58	50
Number of employees (full-time equivalents)	**2,363**	2,444	2,550	2,559	2,601

Asset Management & Life

- **Improved inflow to EUR 2bn in the first quarter**
- **Assets under management down 1%**
- **Continued focus on efficiency measures**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and in the retail savings market in general.

Market conditions

Equity prices continued to drop in January and February. A short up-turn in March was lost in the last days of the month.

Business development

Net inflow in the quarter continued to improve and reached EUR 2.0bn representing an annualised level of 8%. New funds, however, could not fully compensate for the poor development of equity values and total assets under management decreased by 1% to EUR 94.8bn.

Net inflow of retail savings increased compared to the previous quarter. Funds were primarily directed to traditional savings accounts and interest-based investment funds.

Investment Management

The new organisation of Investment Management with global responsibilities for client groups and equities became fully operational during the first quarter enabling an improved resource utilisation.

A number of new mandates were won and net inflows to Investment Management in the quarter reached EUR 1.5bn. Assets under management was EUR 63.4bn, slightly down from the previous quarter.

A continued shift in asset allocation in the first quarter resulted in an asset structure of 30% equities and 70% fixed income, compared to 33% equities in the fourth quarter last year. Average gross margins were 18 bps, down from 21 bps in the previous quarter as a result of the shift in asset allocation.

Investment Funds

Despite a strong inflow of EUR 1.3bn to Nordea funds, total assets under management was down 1% from the fourth quarter ending at EUR 31.7bn. Average margins were kept unchanged.

To improve efficiency, a number of funds in Norway and Luxembourg were merged.

Market shares in first quarter 2003

	Nordic	Denmark	Finland	Norway	Sweden
Net inflow	17.3%	22.1%	27.5%	46.2%	6.1%
AuM	19.9%	26.2%	23.8%	9.2%	17.7%*

*Market share as of fourth quarter 2002

Life

Net written premiums decreased to EUR 599m (EUR 722m) compared to the seasonally high fourth quarter. Financial buffers were kept at a largely unchanged level of 3.0% (3.1%) of guaranteed liabilities.

Given the present challenges to the industry, focus remains on implementing a new economic profit based business model for the Life operations.

Nordic Private Banking

New customers continued to join Nordic Private Banking, in which all units have introduced a focused customer segment program.

Total assets under management in Nordic Private Banking decreased by 2% in the quarter to EUR 19.0bn.

European Private Banking

Nordea's European fund distribution continued its strong performance. Nordea became a prioritised distribution partner of Commerzbank, who will actively promote Nordea funds in their German branch network.

Assets under management remained at EUR 6.6bn, the same level as the previous quarter.

Result

First quarter revenues from asset management activities were EUR 106m, down EUR 7m due to slightly lower volumes and weaker average margins. The tight cost control continued and expenses decreased to EUR 48m (EUR 51m) including restructuring costs of EUR 3m for the integration of Trevise Bank.

Product result from asset management activities was EUR 31m compared to EUR 38m for previous quarter.

Profit in Life was EUR 19m, down from the previous quarter's EUR 44m, mainly reflecting a lower investment return in the first quarter.

Volumes, inflow and margins

EURbn	Total Q1 2003	Total Q1 Inflow	Total Q4 2002	Denmark Q1 2003	Denmark Q4 2002	Finland Q1 2003	Finland Q4 2002	Norway Q1 2003	Norway Q4 2002	Sweden Q1 2003	Sweden Q4 2002
Investment Funds[1]	**31.7**	**1.3**	31.9	10.2	10.2	4.1	3.7	1.2	1.4	13.2	13.7
Investment Management	**63.4**	**1.5**	63.8								
of which investment funds	**27.9**	**1.0**	28.1								
of which group internal insurance[2]	**17.2**	**0.1**	16.8								
Nordic Private Banking	**19.0**	**0.2**	19.5								
European Private Banking	**6.6**	**0.0**	6.7								
Real estate	**2.0**		2.0								
Total	**94.8**	**2.0**	95.9								
Investment Funds margins, %[3]	**0.96**		0.96	0.59	0.58	1.25	1.34	0.73	0.81	1.08	1.09
Investment Management margins, %[4]	**0.18**		0.21								

[1] Including EUR 3.0bn and EUR 2.9bn outside the Nordic countries for the fourth and first quarter, respectively.

[2] Unit-linked insurance is generally included under Investment Funds.

[3] For Denmark net margins are included, whereas in the other markets, gross margin (before costs of fund management) are included.

[4] Margin calculation includes management of Nordea investment funds and group internal insurance.

Key figures per quarter – Asset Management activities

EURm	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Revenues	**106**	113	109	124	131
Expenses	**-48**	-51	-49	-49	-48
Distribution expenses	**-27**	-24	-25	-26	-27
Product result	31	**38**	**35**	**49**	**56**
of which profit within Retail Banking	*15*	*19*	*15*	*19*	*31*
Operating profit, customer responsible units	**14**	17	15	23	25
Cost/income ratio, % - CRUs	**74**	70	72	62	61
Assets under management, EURbn	**95**	96	93	100	108
Number of employees (full-time equivalents)	**838**	853	856	856	846

Key figures per quarter – Life activities

EURm	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Traditional life insurance					
Premiums written, net of reinsurance	**499**	595	381	486	559
Normalised investment return[1]	**244**	284	285	239	239
Benefits paid and change in provisions	**-636**	-771	-511	-642	-704
Insurance operating expenses	**-30**	-34	-29	-31	-31
Normalised operating margin[1]	77	**74**	**126**	**52**	**63**
Fluctuations compared to normalised investment return	**-8**	117	-435	-540	-158
Change in discount rate for life provisions	**-48**	-83	-277	-94	211
Actual operating margin	**21**	**108**	**-586**	**-582**	**116**
of which allocated to policyholders	**-8**	0	-6	-11	-11
of which to/from financial buffers	**11**	-51	579	570	-110
Net profit from health and personal accident insurance	**-2**	-4	-1	-5	0
Operating profit	**22**	53	-14	**-28**	**-5**
Unit-linked business					
Premiums written, net of reinsurance	**100**	127	84	125	134
Operating profit	**-3**	**-9**	1	**2**	**2**
Total					
Premiums written, net of reinsurance	**599**	722	465	611	693
Total operating profit	**19**	**44**	**-13**	**-26**	**-3**
of which allocated to Retail Banking	7	38	14	16	12
Bonds	**14,837**	14,551	12,945	11,699	11,453
Equities	**2,391**	2,524	3,543	4,859	5,330
Property	**1,999**	2,041	1,908	1,872	1,782
Unit-linked	**2,890**	2,974	2,827	3,144	3,533
Total investments	**22,117**	22,090	21,223	21,574	22,098
Investment return, % [2]	**1.4**	2.7	-0.8	-1.9	0.5
Technical provisions	**21,302**	21,370	20,585	20,901	21,249
of which financial buffers	**535**	551	508	1,088	1,694
Number of employees (full-time equivalents)[3]	**1,011**	1,013	966	787	796

[1] In the statutory reporting investments are valued at market price. As a consequence, short-term fluctuations in financial markets affect the operating profit. The normalised investment return reflects the expected long-term return on investments based on the applicable asset mix within Life & Pensions operations.

[2] Excluding unit-linked business.

[3] The increase in number of employees from third quarter 2002 is a consequence of the split of shared functions previously included in General Insurance.

Group Treasury

- **Record issuance of Mortgage Bonds**
- **Profiting from volatile markets**

Group Treasury is responsible for the Group's own investment portfolio and market risk taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Market conditions

The uncertain outlook for the global economy resulted in volatile markets. Equity prices fell, in particular in Europe. Global bond yields also fell but increased again in connection with the outbreak of war in Iraq.

Business development

Long term bond issuance reached a record high during the first quarter 2003. Total mortgage bond issuance amounted to EUR 5,985m and EMTN issuance amounted to EUR 1,250m.

In its financing operations Nordea has benefited from a strong and broad demand for its different short-term funding programs.

At the end of December, the price risk involved in Group Treasury's interest-rate positions, calculated as a parallel shift assuming a change in market interest rates of 100 basis points, was EUR 85m compared to EUR 99m at the end of the year.

The risk related to equities, calculated as VaR, was EUR 44m compared to EUR 46m at the end of the year. The VaR figure comprises all equities including listed, unlisted and private equity.

Result

Operating profit was EUR 58m in the first quarter compared to EUR 27m in the fourth quarter.

Investment earnings showed a gain of EUR 29m in the quarter compared to a gain of EUR 17m in the fourth quarter.

Gains on the fixed-income portfolio amounted to EUR 28 m in the first quarter compared to a gain of EUR 23m in the fourth quarter. Income from equity investments showed a gain of EUR 1m in the first quarter compared to a loss of EUR 6m in the fourth quarter.

The operating profit in Group Funding totalled EUR 29m.

Operating profit by main area

	Total		Group Investment				Group Funding	
			Fixed-income portfolios		Equity portfolios			
EURm	**Q1 2003**	Q4 2002	Q1 2003	Q4 2002	Q1 2003	Q4 2002	Q1 2003	Q4 2002
Income			30	25	2	-4	37	18
Expenses			-2	-2	-1	-2	-8	-8
Profit excluding investment earnings	**29**	**10**					**29**	**10**
Investment earnings	**29**	17	28	23	1	-6		
Operating profit	**58**	**27**						

Key figures per quarter

	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Operating profit, EURm	**58**	27	31	21	35
Cost/income ratio, %	**21**	44	35	22	23
Bonds, EURm	**16,778**	12,061	14,154	13,496	15,124
Equities, EURm	**464**	476	499	616	682
Investments, EURm	**17,242**	12,537	14,653	14,112	15,806
Number of employees (full-time equivalents)	**100**	96	98	104	106

Wednesday 7 May 2003

Lars G Nordström
Group Chief Executive Officer

- A conference call with management will be arranged on 7 May 2003 at 5.00 pm, CET. (Please dial + 44 (0) 20 7162 0195, password Nordea, 10 minutes in advance.)
- This interim report is available on the Internet.
- A slide presentation is available on the Internet.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Sigurd Carlsen, Head of Investor Relations	+46 8 614 7852	(or +46 70 204 9878)
Erik Evrén, Chief Communication Officer	+46 8 614 8611	(or +46 70 946 5389)

Financial calendar:

The interim report second quarter 2003 will be published 20 August
The interim report third quarter 2003 will be published 29 October

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

This interim report has not been subject to review by auditors.

Statutory income statement

EURm	Note	Jan-Mar 2003	Jan-Mar 2002
Interest income		2,539	2,509
Interest expenses		-1,620	-1,615
Net interest income		919	894
Dividends received		10	5
Net commission income		363	386
Net result from financial operations	1	85	82
Other operating income		29	29
Total operating income		**1,406**	**1,396**
General administrative expenses:			
Personnel expenses		-518	-501
Other expenses		-359	-358
Depreciation according to plan		-75	-78
Total operating expenses		**-952**	**-937**
Profit before loan losses		**454**	**459**
Loan losses, net	2	-102	-63
Change in value of property taken over for protection of claims	2	4	-
Profit from companies accounted for under the equity method		14	15
Operating profit, banking		**370**	**411**
Operating profit, insurance	3	**13**	**-42**
Total operating profit		**383**	**369**
Pension adjustments		-3	-5
Taxes		-124	-100
Minority interests		-1	0
Net profit		**255**	**264**
Earnings per share (before and after full dilution), EUR		0.09	0.09

Statutory balance sheet, end of period

EURm	Note	31 March 2003	31 Dec 2002	31 March 2002
Loans and advances to credit institutions		33,593	23,496	26,201
Lending	4	147,009	145,740	142,028
Interest-bearing securities		29,792	28,166	32,160
Shares		644	596	993
Shares in group and associated undertakings		589	538	513
Intangible assets		2,277	2,461	2,529
Tangible assets		1,774	1,840	1,986
Other assets, banking[1]		24,949	25,248	21,765
Assets, insurance[1]		21,311	21,534	24,795
Total assets		**261,938**	**249,619**	**252,970**
[1]Of which investments, customers and policyholders bear the whole risk.		5,600	5,872	6,872
Deposits by credit institutions		33,137	25,962	35,071
Deposits		92,140	91,663	85,621
Other borrowings from the public		2,460	2,514	2,459
Debt securities in issue		66,115	61,858	67,155
Other liabilities, banking		29,674	29,370	20,390
Liabilities, insurance		20,358	20,218	23,533
Subordinated liabilities		5,898	6,127	6,523
Minority interests		11	10	26
Shareholders' equity	5	12,145	11,897	12,192
Total liabilities and shareholders' equity		**261,938**	**249,619**	**252,970**

Cash flow statement

EURm	Jan-Mar 2003	Jan-Mar 2002
Net cash inflow/(outflow) from operating activities before changes in ordinary business assets and liabilities	552	1,619
Changes in ordinary business assets and liabilities	-7,339	-8,724
Net cash inflow/(outflow) from operating activities	-6,787	-7,105
Net cash inflow/(outflow) from capital expenditure and financial investments	134	1,118
Net cash inflow/(outflow) from financing	4,027	5,992
Increase/(decrease) in cash	-2,626	5
Cash and cash equivalents at beginning of period	8,484	8,323
Cash and cash equivalents at end of period	5,858	8,328

Other notes

Capital adequacy	6
Derivatives	7

Notes

Note 1 **Net result from financial operations,** EURm

	Jan-Mar 2003	Jan-Mar 2002
Realised gains/losses		
Shares/participations and other share-related instruments	9	6
Interest-bearing securities and other interest-related instruments	94	17
	103	23
Unrealised gains/losses		
Shares/participations and other share-related instruments	-11	13
Interest-bearing securities and other interest-related instruments	-6	-30
	-17	-17
Other	6	14
Foreign exchange gains/losses	-7	62
Total	**85**	**82**

Note 2 **Loan losses, net,** EURm

	Jan-Mar 2003	Jan-Mar 2002
Individually appraised receivables		
Losses incurred during the period	163	68
Amount of previous provisions used during the period	-130	-52
The period's provisions for possible loan losses	202	138
Recovery of previously incurred losses	-37	-26
Reversal of previous provisions	-87	-65
The period's costs for individually appraised receivables, net	111	63
Receivables appraised by category		
Write-downs on losses incurred	-	6
Recovery of previously incurred losses	-	-4
Reversal/provision for possible loan losses	-2	-4
The period's costs for receivables appraised by category, net	-2	-2
General reserve		
Reversal/provision to general reserve	-4	-
Country risk		
Provision/reversal, country risk	-1	2
Contingent liabilities		
The period's costs for redemption of guarantees and other contingent liabilities	-2	0
Total loan losses, net	**102**	**63**
Change in value of property taken over for protection of claims	-4	-
Loan losses, operational income statement	**98**	**63**

Note 3 **Operating profit, insurance,** EURm	Jan-Mar 2003	Jan-Mar 2002
General insurance		
Earned premiums, net of reinsurance	-	410
Technical interest	-	31
Claims incurred, net of reinsurance	-	-341
Insurance operating expenses, net of reinsurance	-	-124
Technical result	-	-24
Investment activities		
Interest etc	-	31
Realised and unrealised investment gains	-	-5
Investment expenses	-	-1
Technical interest transferred to insurance activities	-	-32
Total profit on investment activities	-	-7
Profit before tax, general insurance	**-**	**-31**
Life insurance and pensions		
Premiums written, net of reinsurance	565	655
Claims incurred and benefits paid and change in provisions	-631	-552
Change in bonus equalisation provisions	18	-174
Insurance operating expenses, net of reinsurance	-37	-39
Net profit from health and personal accident insurance	-2	0
Investment activities		
Income from land and buildings	31	32
Interest etc	94	173
Realised and unrealised investment gains	4	-73
Investment expenses	-5	-6
Pension yield tax etc	-18	-19
Profit before tax, life insurance and pensions	**19**	**-3**
Operating profit before group adjustments	**19**	**-34**
Group adjustments (goodwill depreciation)	-6	-8
Operating profit, insurance	**13**	**-42**

Note 4 **Lending**

Loan portfolio, EURm	31 March 2003			31 December 2002		
	Total lending	Impaired loans, net	Provisions	Total lending	Impaired loans, net	Provisions
Companies	85,071	589	1,789	85,089	890	1,764
Personal customers	58,575	212	293	57,929	213	383
Public sector	3,363	4	5	2,722	4	6
Total	**147,009**	**805**	**2,087**	**145,740**	**1,107**	**2,153**

Impaired loans, EURm	Mar 2003	Dec 2002	Sep 2002	June 2002	Mar 2002
Impaired loans, gross	2,892	3,260	3,136	3,180	3,132
Provisions	-2,087	-2,153	-2,290	-2,305	-2,291
of which specific	-1,630	-1,698	-1,834	-1,836	-1,829
appraised by category	-64	-64	-79	-79	-82
General	-393	-391	-377	-390	-380
Impaired loans, net	**805**	**1,107**	**846**	**875**	**841**
Provisions/impaired loans, gross, %	72	66	73	72	73
Impaired loans, net/lending, %	0.5	0.8	0.6	0.6	0.6
Property taken over for protection of claims					
Land and buildings	3	2	3	12	13
Shares and participations	58	26	22	34	38
Other	1	1	1	1	1
Total	**62**	**29**	**26**	**47**	**52**

Note 5 **Movements in shareholders' equity,** EURm

	2003			2002		
	Restricted equity	Unrestricted equity	Total equity	Restricted equity	Unrestricted equity	Total equity
Shareholders' equity at 1 January	6,056	5,841	11,897	6,051	5,768	11,819
Dividend[1]	-	-	-	-	-	-
Own shares[2]	-	4	4	-	-3	-3
Transfers between restricted and unrestricted equity	11	-11	0	2	-2	0
Currency translation adjustment	-19	8	-11	45	67	112
Net profit for the period	-	255	255	-	264	264
Shareholders' equity at 31 March	6,048	6,097	12,145	6,098	6,094	12,192

[1]Dividend to be paid to shareholders 673m (2002: 682m), decided on the Annual General Meeting on the 24th of April 2003 and 2002 respectively.

[2] Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares referring to Nordea's repurchase of own shares at the end of March 2003 57.0 m (end of Dec 57.0 m). Number of own shares in the trading portfolio at the end of March 2003 0.4m (end of Dec 2002 0.3m) and within the portfolio schemes at the end of March 2003 1.3m (end of Dec 2.4m).

Note 6 Capital adequacy	Jan-Mar 2003	Jan-Mar 2002
Tier 1 capital, EURm	9,771	10,048
Capital base, EURm	13,289	12,848
Risk-weighted assets, (banking), EURbn	137	140
Tier 1 capital ratio, %	7.2	7.2
Total capital ratio, %	9.7	9.2

Note 7 Derivatives	Interest rate derivatives		Equity derivatives		Foreign exchange derivatives	
EURm 31 March 2003	Market value	Book value	Market value	Book value	Market value	Book value
Positive values	8,108	7,814	298	142	5,920	5,430
Negative values	8,000	7,857	267	130	6,186	5,846

Accounting principles

In all respects the accounting principles and the basis for calculations are unchanged in comparison to the annual report for 2002.

Exchange rates applied

	Jan-Mar 2003	Jan-Mar 2002
EUR 1 = SEK		
Income statement (average)	9.1937	9.1328
Balance sheet (at end of period)	9.2608	9.0304
EUR 1 = DKK		
Income statement (average)	7.4309	7.4317
Balance sheet (at end of period)	7.4264	7.4336
EUR 1 = NOK		
Income statement (average)	7.5882	7.7934
Balance sheet (at end of period)	7.8995	7.7030
EUR 1 = PLN		
Income statement (average)	20.2293	23.1899
Balance sheet (at end of period)	19.2535	22.6942

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 7 May 2003 1(1)

Nordea sells Nordisk Renting to The Royal Bank of Scotland

Nordea has today signed an agreement to sell all the shares in Nordisk Renting AB to The Royal Bank of Scotland plc. The price is EUR 104m after Nordea having received a dividend of EUR 134m. The deal is expected to be finalised during June and will result in a gain of approximately EUR 30m.

The sale is subject to approval by the Finnish competition authority.

In a comment on the sale Lars G Nordström, Group CEO of Nordea, says:

"The company has been very successful, but the sale of Nordisk Renting is in line with our focus on core business. We have found a competent and professional buyer that can develop the business even further. The sale will further improve the capital efficiency of the Nordea Group".

Nordisk Renting's business concept is to acquire, own and develop properties with financially strong companies and public authority partners as long-term tenants and partners. Nordisk Renting's clients are primarily large Swedish private companies. Clients also include the Swedish and Finnish governments, Swedish local authorities and other public partners.

For further information please see www.nordiskrenting.se.

For further information:
Jakob Grinbaum, Executive Vice President, Head of Group Treasury, +46 8 614 7891
Erik Evrén, Chief Communication Officer, +46 8 614 8611

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has more than 10 million customers and 1,240 bank branches. The Nordea Group is a world leader in Internet banking, with 3.4 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Copenhagen, Helsinki, Oslo, Stockholm, 24 April 2003 1(2)

Annual General Meeting of Shareholders in Nordea 2003

Today's Annual General Meeting of Nordea AB (publ) approved the income statement and balance sheet for 2002. The General Meeting decided on a dividend payment in the amount of EUR 0.23 per share and that the record date would be 29 April 2003. Payment is expected to be made on 7 May 2003.

The Board and the President were discharged from liability for the year 2002.

Gunnel Duveblad, Birgitta Kantola and Lars G Nordström were elected members of the Board for a period of two years. Gunnel Duveblad, born 1955, is the managing director of EDS North Region, which comprises Denmark, Finland, Norway, Sweden, Belgium, the Netherlands and Luxembourg. Birgitta Kantola, born 1948, is a financial consultant and a board member of Fortum Abp, Vasakronan AB and Akademiska Hus AB. Lars G Nordström, born 1943, is President and Chief Executive Officer of Nordea.

Harald Arnkværn, Claus Høeg Madsen and Timo Peltola were reelected as Board members for a period of two years. Dan Andersson and Edward Andersson declined reelection.

Consequently, the Board now comprises the following persons: Kjell Aamot, Harald Arnkværn, Hans Dalborg, Gunnel Duveblad, Birgitta Kantola, Claus Høeg Madsen, Bernt Magnusson, Lars G Nordström, Jørgen Høeg Pedersen, Timo Peltola and Maija Torkko. At the subsequent constituent meeting of the Board Hans Dalborg was elected Chairman of the Board.

KPMG Bohlins AB were reelected as auditors for the time period up to the Annual General Meeting 2007.

The General Meeting decided to establish a nomination committee for the period up to the next Annual General Meeting. The purpose of the nomination committee is to put forward proposals before the next General Meeting for decisions on election of Board members and auditors, as well as remuneration to the aforementioned. The nomination committee will comprise the chairman of the Board and a minimum of three and a maximum of five additional members. The three shareholders, with the largest holdings in the Company, are entitled to appoint one member each. In addition, the chairman and the three other members are entitled to appoint a further one or two members for the purpose of promoting a composition of the committee that as far as possible reflects the overall distribution of shares in Nordea.

Moreover, the General Meeting decided to reduce the share capital by EUR 22,593,410.56. After reduction the share capital will amount to EUR 1,160,460,823.12. The reduction will be implemented through retirement, without repayment, of the 57,008,000 shares that have been repurchased and are held by Nordea. The reduction amount will be allocated to a fund to be used in accordance with decisions by the General Meeting.

The General Meeting decided to authorise the Board, for a maximum time period extending until the next General Meeting, to decide on the conveyance of the Company's own shares on stock exchanges where the shares are listed, or according to acquisition offers to all of the Company's shareholders. Total acquisitions may amount to one tenth of all of the shares in the Company. The purpose of acquisition is to convey funds back to the Company's shareholders and in this way contribute to more effective utilisation of the Company's resources. Acquisitions will be paid from a fund set up for this purpose pursuant to decisions taken by the General Meetings of 19 November 1999, 11 April 2000 and 24 April 2003.

For further information:
Erik Evrén, Chief Communication Officer, +46 8 614 8611

Copenhagen, Helsinki, Oslo, Stockholm, 19 February 2003 1(1)

Nordea Annual General Meeting on 24 April 2003

The annual general meeting of shareholders (AGM) of Nordea AB (publ) will be held on Thursday 24 April 2003 in Aula Magna, Stockholm University at 2.00 pm (CET) with the possibility to participate through telecommunication, in Helsinki at 3.00 pm Finnish time in Finlandia Hall and in Copenhagen at 2.00 pm (CET) in Bella Center.

Proposals to the AGM

- Dividend unchanged
- Reduction of share capital; renewal of authorisation to repurchase own shares
- Gunnel Duveblad, Birgitta Kantola and Lars G Nordström new Board members
- Establishment of a nomination committee

"We are very pleased to be able to tie the valuable competences of Gunnel Duveblad and Birgitta Kantola to the Board. Its continued work to develop the Nordea Group will benefit from their experience. We are also pleased to be able to attach Lars G Nordström to the Board. The proposals by the informal nomination committee are intended to provide a balance between continuity and renewal, which I am convinced will also be an objective for the formal nomination committee now proposed" says Hans Dalborg, Chairman of the Board.

Dividend
The Board of Directors has decided to propose to the AGM an unchanged dividend.

The proposed record date for the dividend is 29 April 2003 and dividend payments are scheduled to be made on 7 May 2003.

Reduction of share capital
The Board of Directors has decided to propose to the AGM to reduce the share capital corresponding to the repurchased own shares presently held by the Company, 57,008,000 shares, through retirement of the said shares. The reduction amount, EUR 22,593,410.56 is proposed to be transferred to a fund to be used according to a decision by a general meeting of shareholders. After the reduction the share capital will amount to EUR 1,160,460,823.12.

Repurchase of own shares
In order to maintain financial flexibility, the Board has decided to propose to the AGM to renew the ten-per-cent authorisation to repurchase own shares.

Board of Directors
An informal nomination committee, consisting of Christina Ragsten Pettersson, representing the Swedish state as shareholder, Staffan Grefbäck, representing Alecta, Lars Ole Würtz Nielsen, representing Tryg i Danmark, and Hans Dalborg, Chairman of the Board, has proposed that the AGM shall elect Gunnel Duveblad, Birgitta Kantola and the CEO Lars G Nordström new Board members. Harald Arnkværn, Claus Høeg Madsen and Timo Peltola are proposed to be reelected. Dan Andersson and Edward Andersson have declined reelection.

Hans Dalborg, Kjell Aamot, Bernt Magnusson, Jørgen Høeg Pedersen and Maija Torkko were in 2002 elected Board members until the AGM 2004.

Gunnel Duveblad is President of EDS Europe North Region, comprising Denmark, Finland, Norway, Sweden, Belgium, the Netherlands and Luxembourg, since 2002 after a long career in a number of positions within IBM

Birgitta Kantola is Master of Law and presently active in a number of boards, such as Fortum and Vasakronan, and has a vast experience from the financial sector through a number of senior positions, inter alia within the International Finance Corporation and the Nordic Investment Bank.

Nomination committee
The informal nomination committee further proposes to the AGM to decide upon the establishment of a nomination committee, consisting of representatives of the shareholders and the Chairman of the Board.

Auditor
After a tender process the Board of Directors has decided to propose KPMG to be elected auditor of the Company.

For further information:
Erik Evrén, Head of Group Media Relations, +46 8 614 8611

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 19 February 2003

Year-end Report 2002

Improved results in the fourth quarter

- **Operating profit up by 12%**
- **Total income increased 4%; higher net interest and commission income**
- **Costs up 7% due to acquisition of LG Petro Bank and some restructuring costs in combination with seasonal effects**
- **Loan losses maintained at a relatively low level**
- **Net profit up 67% to EUR 323m**

Challenging market conditions in 2002

- **Total income reduced by 4% and expenses increased by 2% adjusted for Postgirot Bank**
- **Loan losses lower at EUR 261m or 0.19% of loans**
- **Earnings per share EUR 0.30 (EUR 0.53)**
- **Return on equity (excl. goodwill) 11.3% (19.2%)**
- **Proposed dividend of EUR 0.23 per share – unchanged vs 2001**

Improvements achieved– more to be done

- **Reduced earnings volatility – lower equity exposure & sale of general insurance**
- **Capital efficiency improved – maintained financial strength despite loan growth and high proposed dividend payout**
- **Stable credit quality –low loan losses & concentration on Nordic customers**
- **Some cost initiatives taken – cost improvement is top priority in 2003**

"Our 2002 results are acceptable under difficult market conditions, but still not satisfactory. However, we have started to see improvements as a consequence of the identification and focus on our short-term priorities. We have reduced the earnings volatility and income has been stable throughout the year. Risk-weighted assets were reduced despite increased lending, and even though loan losses have increased slightly in the fourth quarter, credit quality is satisfactory. Throughout the organisation, ongoing integration and continuous improvement are expected to ensure that costs will be unchanged in 2003 compared to 2002. In the present economic environment, profitability and capital efficiency come before growth, and increased cost efficiency will be the main focus area going forward", says Lars G Nordström, Group CEO of Nordea.

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has more than 10 million customers and 1,240 bank branches. The Nordea Group is a world leader in Internet banking, with 3.3 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Operational income statement

EURm	Q4 2002	Q3 2002	Change %	Full year 2002	Full year[1] 2001	Change %
Net interest income	**885**	874	1	3,451	3,465	0
Commission income	**388**	371	5	1,535	1,432	7
Trading	**130**	127	2	530	543	-2
Other	**54**	34	59	154	165	-7
Total income	**1,457**	**1,406**	**4**	**5,670**	**5,605**	**1**
Personnel expenses	**-545**	-521	5	-2,086	-1,878	11
Other expenses	**-448**	-404	11	-1,659	-1,511	10
Total expenses	**-993**	**-925**	**7**	**-3,745**	**-3,389**	**11**
Profit before loan losses	**464**	**481**	**-4**	**1,925**	**2,216**	**-13**
Loan losses, net	**-76**	-66	15	-261	-373	-30
Equity method	**16**	4	400	52	95	-45
Profit before investment earnings and insurance	**404**	**419**	**-4**	**1,716**	**1,938**	**-11**
Investment earnings, banking	**41**	39		122	172	
Operating profit, life insurance	**44**	-13		2	-17	
Operating profit, general insurance	**0**	-4		-122	-18	
Goodwill depreciation	**-43**	-42		-171	-147	
Operating profit	**446**	**399**	**12**	**1,547**	**1,928**	**-20**
Allocation from/to pension foundation	**17**	-120	-114	-255	-	
Taxes	**-140**	-86	63	-405	-360	-13
Minority interests	**0**	0	0	0	0	
Net profit	**323**	**193**	**67**	**887**	**1,568**	**-43**

Ratios and key figures

	Q4 2002	Q3 2002	Full year 2002	Full year 2001
Earnings per share, EUR	0.10	0.07	0.30	0.53
Share price, EUR, end of period	4.20	4.05	4.20	5.97
Shareholders' equity per share[2], EUR	4.06	3.94	4.06	4.00
Shares outstanding[3], million	2,928	2,928	2,928	2,965
Return on equity (excluding goodwill)[4], %	15.3	11.1	11.3	19.2
Lending, EURbn	146	147	146	138
Deposits, EURbn	92	91	92	83
Shareholders' equity[2], EURbn	12	12	12	12
Total assets, EURbn	250	252	250	242
Assets under management, EURbn	96	93	96	105
Cost/income ratio, banking[5], %	66	64	64	58
Cost/income ratio excluding investment earnings, %	67	66	65	59
Tier 1 capital ratio, %	7.1	7.0	7.1	7.3
Total capital ratio, %	9.9	9.0	9.9	9.1
Risk-weighted assets, EURbn	135	137	135	136

[1] Including Postgirot Bank from December 2001.

[2] End of period (after proposed dividend 2002).

[3] End of period. Average number of shares Jan-Dec 2002 after full dilution was 2,955 million.

[4] Excluding goodwill depreciation and excluding remaining goodwill, which has been deducted from shareholders' equity.

[5] Before loan losses and goodwill depreciation, including investment earnings, banking, and equity method.

Quarterly development

EURm	Note	**Q4 2002**	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income		**885**	874	855	837	852
Commission income	1	**388**	371	396	380	379
Trading		**130**	127	137	136	128
Other		**54**	34	37	29	37
Total income		**1,457**	**1,406**	**1,425**	**1,382**	**1,396**
Personnel expenses		**-545**	-521	-514	-506	-482
Other expenses		**-448**	-404	-408	-399	-419
Total expenses	2	**-993**	**-925**	**-922**	**-905**	**-901**
Profit before loan losses		**464**	**481**	**503**	**477**	**495**
Loan losses, net		**-76**	-66	-56	-63	-56
Equity method		**16**	4	17	15	35
Profit before investment earnings and insurance		**404**	**419**	**464**	**429**	**474**
Investment earnings, banking		**41**	39	31	11	28
Operating profit, life insurance		**44**	-13	-26	-3	4
Operating profit, general insurance		**0**	-4	-87	-31	1
Goodwill depreciation		**-43**	-42	-44	-42	-39
Operating profit		**446**	**399**	**338**	**364**	**468**
Allocation from/to pension foundation		**17**	-120	-152	-	-
Taxes		**-140**	-86	-79	-100	55
Minority interests		**0**	0	0	0	0
Net profit		**323**	**193**	**107**	**264**	**523**
EPS		**0.10**	0.07	0.04	0.09	0.18
EPS, rolling 12 months up to period end		**0.30**	0.38	0.37	0.49	0.53

Note 1 **Commission income**, EURm

	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Brokerage	**35**	38	46	55	76
Asset management/Investment funds	**108**	101	115	126	115
Issue of securities	**7**	6	5	4	9
Lending	**95**	86	91	87	84
Deposits and payments	**195**	189	183	157	139
Foreign exchange	**15**	11	10	8	8
Other	**39**	33	35	26	33
Commission expenses	**-88**	-85	-83	-77	-79
Net commission income	**406**	379	402	386	385
Of which investment activities	**-18**	-8	-6	-6	-6
Commission income	**388**	**371**	**396**	**380**	**379**

Note 2 **Expenses**, EURm

	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Personnel[1]	**547**	523	515	507	484
Information technology[2]	**136**	111	113	103	107
Marketing	**34**	21	36	23	34
Postage, telephone and office expenses	**62**	50	52	60	54
Rents, premises and real estate expenses	**89**	79	74	71	81
Other	**130**	146	134	144	145
Expenses	**998**	930	924	908	905
Of which investment activities[3]	**-5**	-5	-2	-3	-4
Expenses	**993**	**925**	**922**	**905**	**901**

[1] Profit related personnel expenses including profit-sharing systems were EUR 24m in Q4 2002 (Q3 2002: EUR 20m).

[2] Refers to IT operations, service expenses and consulting fees. Total IT-related costs in Q4 2002, including personnel etc (excluding IT expenses in insurance operations) were EUR 216m (Q3 2002: EUR 187m), full-year 2002 EUR 758m.

[3] Including personnel expenses (Q4 EUR 2m).

The Group

Result summary fourth quarter

Operating profit was up by 12% to EUR 446m reflecting stable underlying income and a sharp improvement in profit from life insurance.

Total income increased by 4% to EUR 1,457m and was characterised by a continued growth in net interest income and higher commission income. Total expenses increased by 7% to EUR 993m.

Profit before investment earnings and insurance amounted to EUR 404m, down 4% compared to the previous quarter.

Net profit amounted to EUR 323m, corresponding to EUR 0.10 per share. Return on equity was 15.3% (excluding goodwill). The full year earnings per share were EUR 0.30.

Development in the fourth quarter

The uncertainty regarding the global economy remained high in the fourth quarter. The ECB and the central banks in the Nordic countries all lowered their interest rates. Nordic and international stock exchange indexes improved somewhat. On average, the Nordic indexes improved by 8% and turnover volumes increased by 17%.

Lending within Retail Banking, both to personal and to corporate customers, continued to show a positive growth. In line with Group strategy to emphasise the use of syndication and debt-capital-market products rather than growing on-balance sheet lending volumes, total lending was down by 1%. Deposits from customers increased by 1%, reflecting a continued shift by customers towards low-risk savings products. During the last 12 months lending and deposits have increased by 6% and 10%, respectively.

Income

Net interest income was EUR 885m (EUR 874m). Volume growth, mainly deposits and mortgage lending to personal customers, has compensated for lower deposit margins following central bank interest rate cuts. Lending margins were stable within Retail Banking and increased somewhat for large corporate clients.

Commission income was up 5% to EUR 388m (EUR 371m). Commissions from payment services continued to increase reflecting a strong growth in transaction volumes. The number of e-customers rose to 3.3 million by the end of the year, and in December a new all-time high was registered in the number of payments via the e-bank. Commissions from asset management increased following improved equity markets. Assets under management increased by 3% compared to the third quarter, to EUR 95.9bn.

Income from trading, mainly comprising income related to foreign exchange and derivatives trading with customers, was maintained at a stable level and amounted to EUR 130m (EUR 127m).

Other income, primarily consisting of property-related income, increased to EUR 54m (EUR 34m). The increase includes a gain from a structured-finance transaction (not property-related) during the quarter.

Expenses

Expenses increased by 7% to EUR 993m. The acquisition of LG Petro Bank and some restructuring costs, in combination with seasonal effects, particularly for IT and marketing, contributed to the increase.

Personnel expenses were EUR 545m (EUR 521m). The rise is a result of increasing variable salaries, redundancy payments as well as increased running costs following the acquisition of LG Petro Bank.

Restructuring costs increased by EUR 12m including a one-off costs for abandoned premises internationally.

Loan losses

Loan losses amounted to EUR 76m (EUR 66m). Loan losses remained at a low level in all parts of the business apart from Retail Banking Norway where the commitments related to the fish farming industry resulted in a significant increase in provisions. However, previously made central provisions covered most of the increase.

Loan losses in the fourth quarter corresponded to 0.22% of total loans, annualised. For the full year 2002, the loan loss ratio was 0.19%.

Investment earnings, banking

Investment earnings, banking, totalled EUR 41m (EUR 39m) in the fourth quarter reflecting the gain from the sale of Europay AS of EUR 24m. Gains on fixed-income portfolios in Group Treasury more than outweighed losses on equities relating to a revaluation of certain private equity funds.

Life Insurance

Operating profit from Life improved to EUR 44m (EUR -13m). Net written premiums increased by EUR 257m in the quarter and the investment return improved to 2.7% (-0.8%). In addition, the third quarter result was negatively influenced by increasing liabilities following lowered discount rates. Financial buffers were strengthened to 3.1% (2.9%) of guaranteed liabilities.

Pension commitments

Improved investment return in the Swedish pension foundation more than compensated for increased liabilities

resulting in a reversal of the allocation to the Swedish pension foundation of EUR 17m (EUR -120m) in the quarter.

Net profit

Net profit improved by 67% to EUR 323m (EUR 193m) following the 12% improvement in operating profit, and the allocation to the Swedish pension foundation in the third quarter.

Comparison with 2001

Operating profit for 2002 was 20% lower than last year.

Total income increased by 1% and expenses increased by 11%. The development reflects the acquisition of Postgirot Bank and underlying growth in the business volumes coupled with a pressure on margins following falling interest rates during the year and drop in equity related commission income.

Loan losses were lower than last year, mainly as a result of the general provision of EUR 100m included in the 2001 figures.

The weak equity markets in 2002 had a negative impact on investment earnings which were reduced by EUR 50m.

The operating profit from the general insurance business, which was divested in June 2002, was EUR -122m in 2002 compared to EUR -18m in 2001. The loss includes the technical result as well as the financial result and the loss of EUR 44m on the sale of the business.

Adjusted for the acquisition of Postgirot Bank, which was consolidated from 1 December 2001, total income was reduced by 4% and expenses increased 2%. Operating profit was 21% lower in 2002 when adjusting for Postgirot Bank and 15% lower when adjusting also for the disposal of the general insurance business.

The cost/income ratio was 64% (58%). Postgirot Bank represented an increase of approximately 2 percentage points.

The net profit was reduced by 43% in 2002. The allocation to the pension foundation in 2002 had a negative impact. In addition, taxes increased in 2002 to a more normal level. In 2001, the low tax rate was mainly explained by the utilisation of a loss carry forward in the former Merita Real Estate Ltd.

Credit portfolio – stable quality

At the end of the year, impaired loans, net, amounted to EUR 1,107m (EUR 846m), representing 0.8% (0.6%) of total lending.

The increase in impaired loans, net, is a result of new inflow of impaired loans during the period while at the same time sizeable final write-offs of earlier fully provided loans have been made, reducing the provision level.

As lending to personal customers increased by 14% over the year while lending to corporate customers increased only by 1% the share of corporate lending decreased to 58% (61%) while loans to personal customers increased to 40% (37%). Loans to the public sector remained unchanged at 2%.

Within the personal customer sector, mortgage loans account for 75%. Other lending to personal customers include consumer loans, overdraft facilities, car financing, credit card financing etc.

There is no major change in the composition of the corporate loan portfolio compared to one year ago.

Real estate management remains the largest industry exposure in Nordea's credit portfolio. Real estate exposure amounted to EUR 22.4bn. Relatively large and financially strong companies dominate the portfolio, which has a high level of collateral coverage.

Shipping exposure was reduced from EUR 6.8bn to EUR 6.0bn, partly as a concequence of the weakening of the USD. The portfolio is diversified by type of vessel and is focused on large industrial players. Of the total exposure, 55% is Nordic customers and 45% is non-Nordic customers.

Telecom sector exposure was reduced in 2002 and amounted to EUR 5.4bn (EUR 7.2bn). The majority of the exposure is related to major Nordic equipment manufacturers and major Nordic telecom operators. Furthermore, 8% is regarded as low or negligible risk due to coverage by guarantees from public export credit agencies (ECAs) or by cash collateral.

Exposure to the fisheries industry amounted to EUR 2.4bn (EUR 2.1bn) of which EUR 2.0bn is outstanding. Approximately 42% of the exposure is related to fish farming, 33%, is related to fishing vessels, and 25% to fishing processing industry. The weaknesses in the fisheries portfolio has been solely related to the fish-farming industry.

The Group's continuous concentration on Nordic customers has helped maintaining the credit quality at a satisfactory level. There are still few visible signs of a deterioration of the credit quality in the loan portfolio. The strong Norwegian currency has resulted in a loss of competitive position for Norwegian exporters causing financial pressure in part of the exporting industry despite an overall strong Norwegian economy. As increased impaired loans and loan losses are normally lagging indicators in relation to an economic downturn, Nordea is monitoring the development in the overall credit quality

closely and taking pro-active steps when deemed necessary.

Capital markets exposure – reduced volatility

The disposal of the general insurance business has reduced Nordea's capital market exposure. Nordea's main remaining capital markets exposures are related to the life insurance business, Group Treasury and certain pension schemes. In general, the equity exposure in these operations has been reduced in the third and fourth quarter. The development in the capital markets to a certain extent also influences the traditional banking revenues, in particular commission income.

Life insurance

Measures to reduce the volatility in the life business continued in the fourth quarter including lowering the equity exposure, adjusting the hedging strategy and increasing financial buffers.

The shift in the investment portfolio towards interest-rate instruments continued in the fourth quarter and equity holdings and other alternative investments, such as private equity and hedge funds, were reduced to 11% of total investments at the end of 2002, as opposed to 17% at the end of the third quarter.

In the Swedish life business, the equity holdings have been reduced to zero. In the Norwegian and Finnish businesses the equity holdings have been reduced to 6% and 13% of total investments, respectively. In the Danish business the equity holdings represent 15% of total investments, of which a major part is hedged by means of collars to the end of the first quarter. This hedging technique reduces the downside risk of falling equity markets and at the same time limits the upside potential in rising markets.

Financial buffers in the life operations within the Group were increased to 3.1% of guaranteed liabilities compared to 2.9% at the end of the third quarter.

The overall solvency of the life business strengthened in the fourth quarter. Despite the weak development in the financial markets in 2002, new capital contributed to the life business in 2002 was limited to EUR 22m in the form of equity capital and EUR 114m in subordinated loans, of which EUR 67m was issued in the fourth quarter.

Group Treasury

Group Treasury's capital market exposure is primarily related to interest rate products, mainly in the form of bonds issued by governments and mortgage institutions. Derivatives are actively used in the management of the portfolio.

The price risk involved in Group Treasury's interest-rate positions, calculated as a parallel shift assuming a change in market interest rates of 100 basis points, was EUR 99m at the end of 2002 compared to EUR 118m at the end of the third quarter.

Equities account for approximately 4% of Group Treasury's holdings. The risk related to equities, calculated as VaR, was EUR 46m at the end of 2002 compared to EUR 51m at the end of the third quarter. The VaR figure comprises all equities including listed, unlisted and private equity.

Pension commitments

Pension commitments not recognised in the balance sheet have to be covered by assets of pension foundations. At the end of the year, aggregate assets in the Group's pension foundations exceeded pension commitments not recognised in the balance sheet by EUR 46m reflecting a surplus in Finland.

The volatility in Nordea's accounts resulting from allocation to pension foundations in the second and third quarter 2002, was related to the Swedish pension foundation. In total the allocation cost amounted to EUR 255m in 2002.

At the end of the fourth quarter, the equity exposure in the pension foundations represented 22% of total investments, compared to 24% at the end of the third quarter.

Cost efficiency – more to be done

In November 2002, Nordea revised its financial targets. Nordea aims to achieve a sustainable return on equity, excluding goodwill, of more than 15% at the latest from 2004. Also, Nordea aims to have the same cost level through 2003 and 2004 as in 2002. Supporting these targets, Nordea has stated that the cost-income ratio should not exceed 55% from the beginning of 2005, assuming present business mix.

The recently established organisational unit, Group Processing and Technology, will speed up consolidation and integration and free up resources in business areas, thus enabling an even stronger customer and business focus.

Specific initiatives include capping IT development costs at 80% of the 2002 level, corresponding to a cost saving target of approximately EUR 90m in 2003.

Within Retail Banking structural changes are being implemented in Sweden and Norway, such as consolidating staff functions in one location to improve efficiency and reduce costs.

Following a strategic reassessment Nordea Securities' operations in London and New York were closed down in the fourth quarter.

Total expenses in 2002 amounted to EUR 3,745m. The target of a flat cost base will be measured against reported costs in 2002. However, should performance in 2003 improve to such an extent that it triggers a payout under the current profit-sharing and management incentive schemes, such costs are not expected to be absorbed within the target cost base. Furthermore, significant changes in Nordea's structure or business mix may cause a revision of the cost target.

Capital efficiency – improved

Risk-weighted assets were down in 2002 despite an increase in total lending of 6%. Economic capital was reduced following the reduced equity markets exposure and the continued divestment of non-core activities.

Nordea maintains a strong attention on risk management and aims at strengthening the balance sheet. Based on the current implementation of the economic profit-based performance management model, focus on the use of economic capital will be further strengthened. A clear prioritisation will be on performance, and on profitability before growth.

Initiatives in 2002 included the sale of the general insurance business and disposing of certain non-core assets in the Nordic region as well as internationally. Future initiatives to reduce the economic capital may include a reduction of non-core assets such as real estate.

Shareholders' equity and capital ratio

Shareholders' equity amounted to EUR 11.9bn at the end of the year, corresponding to a Tier 1 capital ratio of 7.1%. The total capital ratio was 9.9%.

Repurchase of own shares

Following the authorisation from the Annual General Meeting (AGM) on 24 April 2002, the Board of Directors of Nordea on 19 June 2002 decided to repurchase a maximum of 150 million of own shares (equivalent to approximately 5% of the total number of shares in the company). Up to 20 September 2002 Nordea repurchased approximately 40 million of its own shares. The shares were purchased at an average price of SEK 43.50.

In April 2001 Nordea acquired 17 million of its own shares for the purpose of achieving a hedge regarding the company's incentive program.

The total holding in Nordea of own shares is approximately 57 million. The Board of Directors will propose to the Annual General Meeting that the outstanding number of shares will be reduced by the retirement of those 57 million shares.

Nordea will aim at aligning the capital efficiently to the risk profile of its business. The total capital level going forward will reflect the capital needed for developing the business, the potential for freeing up capital in the existing business, and the desired level of dividends. Further repurchases of own shares will be carefully considered taking those elements into account. No further buy-backs should be expected prior to the AGM.

In order to maintain a financial flexibility, the Board has decided to propose to the Annual General Meeting in April 2003 to renew the 10% authorisation to repurchase own shares.

Dividend

The Board of Directors has proposed to the AGM a dividend of EUR 0.23 per share, corresponding to a pay-out ratio of 76% of the net profit. The proposed dividend is unchanged compared to last year's dividend.

The proposed record date for the dividend is 29 April 2003 and dividend payments are scheduled to be made on 7 May 2003. The ex-dividend date is 25 April 2003.

Recent developments

In January 2003, Nordea acquired the remaining 60% of the shares in Nordisk Renting. Nordea already owned 40% of Nordisk Renting and exercised its option to acquire the remaining shares. The acquisition provides greater flexibility for Nordea's engagement in Nordisk Renting which is currently being evaluated. Nordisk Renting has not been consolidated as a subsidiary in the accounts for 2002. In 2002, the total contribution from Nordisk Renting, included under "Equity method", was EUR 12m. Nordisk Renting's total assets amounted to EUR 1,851m at the end of 2002.

Nordea has recently entered into an agreement regarding the sale of all residential properties in Denmark which is expected to result in a gain of approximately EUR 58m. Disposal of certain other properties is currently under consideration and may result in a loss of the same magnitude in the first quarter. The disposals follow the focus on capital efficiency and the aim to reduce non-core assets in the Group.

Incentive schemes

The synthetic share programme targeted at Nordea's management and key personnel expired at the end of year 2002. As total shareholder return fell short of the threshold level there was no payout under the programme.

The present profit-sharing schemes covering all employees is based on return on equity. The maximum cost for this programme is approximately EUR 72m per year. For 2002, there will be no payout under the programme.

The Board of Directors on 19 February 2003 resolved to implement a temporary profit sharing scheme for 2003 for all employees, in addition to ordinary profit sharing schemes. The incentive scheme is based on fulfilment of

certain performance criteria related to economic profit and return on equity. A potential payout under the scheme will be equal for all participants, and the maximum cost for the Group is approximately EUR 29m.

The Board of Directors on 19 February furthermore resolved to implement a temporary variable salary for 2003 for Nordea's management. The incentive scheme is based on the same performance criteria as the scheme for all employees. A potential payout under this scheme is limited to 12.5% of the participants' salary, and the maximum cost for the Group is approximately EUR 8m.

The Nordea share

During 2002 the share price of Nordea depreciated by 30.8% on the Stockholm Stock Exchange from SEK 55.50 on 28 December 2001 to SEK 38.40 on 30 December 2002. Total shareholder return (TSR) during year 2002 was -28.1%. The calculation of TSR is based on the share price development during the year, assuming the dividend of EUR 0.23 per share is reinvested in Nordea shares.

Annual General Meeting

The Annual General Meeting of shareholders will be held on Thursday 24 April 2003 in Aula Magna, Stockholm University at 2.00 pm (CET) with the possibility to participate through telecommunication, in Helsinki at 3.00 pm Finnish time in Finlandia Hall and in Copenhagen at 2.00 pm (CET), in Bella Center.

Outlook

For 2003, growth in the four Nordic economies is expected to be low, leading to limited potential for increased revenues. An increase in short-term interest rates, which may improve interest rate margins, is not expected until late 2003, at the earliest. To a certain extent the income in the Group also depends on the development in the capital markets.

A sharp attention on cost control will be maintained aiming at adjusting the cost base in order to meet Nordea's financial targets. If the revenues fall short of expectations, further measures to improve cost efficiency will be considered.

The increased uncertainty in the global economy may lead to a deterioration in credit quality in the medium term. The target for average loan losses over a business cycle, maximum 0.40% of loans, remains unchanged. Based on the quality of the portfolio as well as the present economic outlook for the Nordic countries, Nordea has no reason to believe that loan losses will exceed this average level in 2003.

Results by business area fourth quarter 2002[1]

EURm	Business areas: Retail Banking	Business areas: Corporate and Institutional Banking	Business areas: Asset Management & Life[2]	Group Treasury	General Insurance[3]	Other	Total
Customer responsible units:							
Income	1,126	321	58	18		-66	1,457
Expenses	-648	-174	-41	-8		-122	-993
Loan losses	-126	-10				60	-76
Equity method		2				14	16
Profit before investment earnings and insurance	**352**	**139**	**17**	**10**	**0**	**-114**	**404**
Investment earnings, banking				17		24	41
Operating profit, life insurance			44			0	44
Operating profit, general insurance					0	0	0
Goodwill	-7	-2				-34	-43
Operating profit 2002: Q4	**345**	**137**	**61**	**27**	**0**	**-124**	**446**
2002: Q3	418	120	2	31	-4	-168	399
2002: Q2	427	121	-3	21	-87	-141	338
2002: Q1	407	125	22	35	-31	-194	364
2001: Q4	351	135	29	38	1	-86	468
Return on equity, %	18%	17%					15.3%
Cost/income ratio, banking, %	58%	54%	70%	44%			66%

[1] According to the new organisation effective as from 1 October 2002. Certain back-office processes have been transferred from the business areas into one central organisational unit, Group Processing and Technology. In addition, costs for subordinated debt and all goodwill, except for the part related to the creation of Nordea as such, has been allocated to the business areas and Group Treasury in order to better reflect performance of the respective parts of the organisation. Historical information 2002 has been restated accordingly.

[2] Operating profit, life insurance, Q4 2001 EUR 4m, Q1 2002 EUR -3m, Q2 2002 EUR -26m and Q3 2002 EUR -13m.

[3] The sale of the general insurance activities was completed during Q3 2002.

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. The Group's financial management operations are conducted by Group Treasury.

Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet. When calculating return on allocated capital standard tax is applied.

Capital allocation is based on each business unit's actual risk exposure considering credit and insurance risk, market risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. Economic profit constitutes the basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside the joint unit with Retail Banking. In addition, the business area commands product responsibility for investment funds. The operating profit shown in the accompanying table includes the customer responsible units, while the product result, representing the Group's total earnings on investment funds, including sales and distribution costs within the retail branch network, is presented in the factbox "Key figures – Asset Management activities" within the Asset Management & Life section of this report.

In addition to the three business areas, Group Treasury, with responsibility for managing the Group's own positions in securities portfolios and group funding activities, is also included in the table. The column "Other" includes income and expenses not allocated to business areas, ie funding costs for the cash acquisition of Nordea Bank Norway, results from real estate holdings, expenses in Group functions not defined as services offered to business areas, goodwill depreciation related to the creation of Nordea, central provisioning for loan losses and profits from companies accounted for under the equity method which are not included in customer responsible units.

Retail Banking

- **Strong sales**
- **Unchanged profit before loan losses**
- **Loan losses in Retail Banking Norway**

Retail Banking develops, markets and distributes a broad range of financial products and has customer responsibility for personal and corporate customers.

Market conditions

Customer demand remained firm for most services in the fourth quarter with the exception of long-term savings products. The central bank rates were lowered in all Nordic countries. The Nordic and global equity markets stabilised somewhat.

Business development

Lending to personal customers continued to grow strongly. The loan volume increased by EUR 1.0bn to EUR 54.8bn during the fourth quarter. Compared to the end of 2001 the loan volume increased by 10%. Deposits from personal customers increased by EUR 0.6bn to EUR 39.0bn at the end of the fourth quarter. Compared to the end of 2001, the volume of deposits from personal customers was 7% higher. Volume growth has been strongest in Finland.

Lending margins were largely unchanged in the fourth quarter, while deposit margins narrowed following the interest rate decreases.

Lending to corporate customers increased by EUR 0.9bn to EUR 55.4bn at the end of December compared to the end of September. Compared to the end of 2001, lending to corporate customers increased by 2%. EUR 0.5bn is related to the acquisition of LG Petro Bank. The loan book increased in Norway, Denmark and Sweden, while Finland was almost unchanged. Deposits from corporate customers increased by EUR 1.3bn in the quarter to EUR 27.7bn. Compared to one year ago, deposits from corporate customers increased by 9%.

Lending margins for corporate customers were unchanged in the fourth quarter compared to the third quarter, while deposit margins narrowed after the interest rate decreases.

The total loan volume in the fourth quarter increased by EUR 2.0bn to EUR 110.2bn. The increase was 6% compared to the end of December last year. Around half of the total loan volume comprised mortgage lending to personal and corporate customers. The deposit volume increased by EUR 1.9bn to EUR 66.7bn in the fourth quarter and 8% compared to December 2001.

Nordea's acquisition of LG Petro Bank in Poland was completed in the fourth quarter and the integration of LG Petro Bank into Nordea's existing operations in Poland is moving forward. Nordea now ranks among the 15 largest financial service providers in Poland with a total of 50 branches and 17 mortgage outlets, covering all major Polish cities.

In December Postgirot Bank AB merged with Nordea Bank Sweden AB. The merger will enhance Nordea's potential to offer customers faster payments and to make business processes more efficient.

Nordea's savings campaign "What's your plan?" has been awarded a gold medal in the prestigious Epica Awards.

Electronic Banking

Nordea's electronic banking customer stock increased with 0.1 million customers during the fourth quarter and reached 3.3 million. Nordea had over 2,000 e-business customers at the end of 2002. Almost 700 e-payment customers are present on Nordea's Pan-Nordic electronic market place, Solo Market. Nordea's e-business services also include e-invoicing, e-identification and signature and e-salary.

E-banking activities continued to grow at a rapid pace also during the fourth quarter. The number of logons was 28.8m, corresponding to a growth of 6.0m (26%) compared to the fourth quarter 2001. The number of payments increased to 32.8m during the fourth quarter. Compared to the fourth quarter of 2001, the number of payments increased by 21%. In December Nordea's e-banking customers made 9.8m log-ons and made 11.6m payments.

Result

Total income was up 3% based on a strong increase in commission and other income. In addition, net interest income continued to be supported by strong growth in loan and deposit volumes.

Household deposits and lending continued growing in the fourth quarter, and corporate deposits grew strongly while lending to corporates still show a subdued development.

Costs increased by 4% in the fourth quarter, due to seasonal variations. The cost/income ratio for the fourth quarter was 58%, up from 57% in the third quarter. Loan losses in the fourth quarter were EUR 126m, of which EUR 109m stemmed from Retail Banking Norway and were mainly related to exposures to the fish farming industry. Return on equity was 18%.

Operating profit[1]

EURm	Total Q4 2002	Total Q3 2002	Retail Denmark Q4 2002	Retail Denmark Q3 2002	Retail Finland Q4 2002	Retail Finland Q3 2002	Retail Norway Q4 2002	Retail Norway Q3 2002	Retail Sweden Q4 2002	Retail Sweden Q3 2002	Poland & Baltic Q4 2002	Poland & Baltic Q3 2002
Net interest income	**783**	774	207	203	222	223	114	107	229	231	9	6
Net commissions & other income	**343**	321	79	74	79	93	60	47	113	99	9	4
Total income	**1,126**	**1,095**	**286**	**277**	**301**	**316**	**174**	**154**	**342**	**330**	**18**	**10**
Total expenses	**-648**	-623	-167	-154	-145	-151	-104	-102	-206	-199	-18	-10
Profit before loan losses	**478**	**472**	**119**	**123**	**156**	**165**	**70**	**52**	**136**	**131**	**0**	**0**
Loan losses	**-126**	-49	-10	-10	1	1	-109	-33	-3	-7	-4	0
Goodwill depreciation	**-7**	-6	0	0	0	0	0	0	-4	-4	-2	-1
Operating profit	**345**	**417**	**109**	**113**	**157**	**166**	**-39**	**19**	**129**	**120**	**-6**	**-1**
Cost/income ratio, %	**58**	57	58	56	48	48	60	66	60	60	102	98
Return on equity, %	**18**	23	24	24	38	40	-11	6	23	22	-20	-4

[1] According to the new organisation effective as from 1 October 2002. Figures have been restated to reflect the new organisation.

Volumes and margins[1]

Volumes, EURbn	Total Q4 2002	Total Q3 2002	Retail Denmark Q4 2002	Retail Denmark Q3 2002	Retail Finland Q4 2002	Retail Finland Q3 2002	Retail Norway Q4 2002	Retail Norway Q3 2002	Retail Sweden Q4 2002	Retail Sweden Q3 2002	Poland & Baltic Q4 2002	Poland & Baltic Q3 2002
Lending	**110.2**	108.2	29.6	29.3	24.7	24.5	19.1	18.6	35.4	34.9	1.4	0.9
Deposits	**66.7**	64.9	14.7	14.8	22.0	21.3	10.2	9.7	18.8	18.5	1.0	0.6

Lending margins, %		
To corporates	**1.2**	1.2
To personal customers	**1.6**	1.6
Total lending	**1.4**	1.4

Deposit margins, %		
From corporates	**1.2**	1.3
From personal customers	**2.0**	2.1
Total deposits	**1.7**	1.8

[1] Margins are excluding Poland&Baltic, volumes are quarterly averages.

Key figures per quarter[1]

	Full year 2002	Q4 2002	Q3 2002	Q2 2002	Q1[2] 2002	Q4 2001
Operating profit, EURm	**1,597**	**345**	417	427	408	351
Return on equity, %	**22**	**18**	23	24	23	20
Cost/income ratio, %	**58**	**58**	57	60	60	57
Customer base: personal customers, million	**9.7**	**9.7**	9.5	9.5	9.5	8.9
corporate customers, million	**1.0**	**1.0**	0.9	0.9	0.9	0.6
Number of employees (full-time equivalents)	**20,300**	**20,300**[3]	19,600	20,000	19,900	20,300

[1] According to the new organisation effective as from 1 October 2002. Figures have been restated to reflect the new organisation.

[2] Postgirot Bank is included from Q1 2002.

[3] Including LG Petro Bank

Corporate and Institutional Banking

- **Income higher with strong deal flow from Corporate Banking, Shipping and Markets**
- **Further streamlining of activities**
- **Credit quality stable**

Corporate and Institutional Banking delivers a range of products and services to corporate and institutional customers, and has customer responsibility for large corporates, shipping, offshore and oil services companies, and financial institutions. Investment banking services are offered through a separate legal entity, Nordea Securities.

Market conditions

The economic outlook continued to be uncertain. The Nordic and global equity markets improved. Secondary equity market turnover was higher than in the third quarter.

Stock market development

	Market volume		Market index
	Q4 2002 EURbn	Q4 vs. Q3 %	Q4 2002 %
Denmark	11.3	-11.8	3.9
Finland	49.3	26.4	11.2
Norway	13.6	11.4	4.2
Sweden	66.6	17.3	11.1
Average		16.6	7.6

Business development

Corporate Banking Division had a strong fourth quarter despite continued challenging business conditions. The deal flow was markedly stronger than in the third quarter including for example mandated lead arranger of EUR 1,000m facility for Telenor and co-lead manager of EUR 500m for Novo Nordisk.

For the International and Shipping Division, the fourth quarter proved to be the best in 2002 in terms of deal flow. A number of high-profiled international ship finance transactions were concluded with Nordea as a lead arranger, including Teekay Shipping (USD 180m); Stena (USD 600m), Bergesen (USD 800m) and Prosafe (USD 400m). Nordea won the Best Overall Institution for Syndicated Loans Award 2002 by Lloyd's Shipping Economist.

In Markets Division, customer activity remained strong. Besides the core FX and money market business, the main activity drivers are still the growing demand for derivatives and structured solutions. Debt capital activities also continued to progress and Nordea is now the leading arranger of syndicated loans to Swedish corporates.

In Investment Banking, equity business strengthened compared to the previous quarter, while corporate finance deal flow was low. Nordea Securities ranked third in Nordic equity market share, based on turnover. Nordea Securities' offices in London and New York were closed and the previously announced cost reduction programme progressed according to plan.

In Custody Services, the number of transactions increased by 4% and the assets under custody increased by 5%, compared to the third quarter, to EUR 365bn. Custody Services won several mandates for the Nordic sub-custody solution in the fourth quarter.

In Cash Management the corporate e-bank, an Internet-based application giving real time access to accounts in all four Nordic home markets, went live with pilot customers.

Further progress was made in the implementation of centralised production processes. The programme to install a globalised trading infrastructure for FX and money market products is scheduled to be completed in 2003.

Result

Total income in the fourth quarter was EUR 321m, an increase of EUR 41m compared to the third quarter. Net interest income was EUR 116m, up EUR 12m from the third quarter. Credit margins continued to widen. Total lending was EUR 25.5bn compared to EUR 25.9bn in the third quarter. Other income was EUR 205m, up by EUR 29m from the previous quarter. Other income included EUR 19m from a structured finance transaction.

Total expenses in the fourth quarter were EUR 174m, up EUR 24m from the third quarter. Total expenses included restructuring expenses of EUR 23m, an increase of EUR 10m, in Nordea Securities, Trade Finance, Emerging Markets, New York branch, London branch and Markets. The decisions to further streamline operations in these areas have decreased the number of staff. The IT costs increased from the previous quarter by EUR 5m reflecting the progress of major development projects. Other costs increased by EUR 9m mainly due to increased variable salaries.

Loan losses remained at a low level of EUR 13m in the fourth quarter. Credit quality was stable. Provisions for transfer risk decreased by EUR 3m from the previous quarter explained by reduced volume in emerging markets. Operating profit improved from the third quarter and totalled EUR 137m representing a return on equity of 17%. The cost/income ratio was 54%.

Operating profit by main area[1]

EURm	Total Q4 2002	Total Q3 2002	Corporate Division Q4 2002	Corporate Division Q3 2002	International and Shipping Division Q4 2002	International and Shipping Division Q3 2002	Investment Banking[2] Q4 2002	Investment Banking[2] Q3 2002	Other Q4 2002	Other Q3 2002	Markets[3] Q4 2002	Markets[3] Q3 2002
Net interest income	**116**	104	85	71	30	32	0	0	1	1		
Other income	**205**	176	171	127	18	19	24	27	-8	3		
Total income	**321**	**280**	**256**	**198**	**48**	**51**	**24**	**27**	**-7**	**4**	**135**	**113**
Total expenses	**-174**	-150	-119	-84	-24	-14	-30	-33	-1	-19	-58	-52
Profit before loan losses	**147**	**130**	**137**	**114**	**24**	**37**	**-6**	**-6**	**-8**	**-15**	**77**	**61**
Loan losses	**-13**	-11	3	-28	-16	-8				25		
Transfer risk	**3**	1	3	1								
Equity method	**2**	2							2	2		
Goodwill depreciation	**-2**	-2	-1	-1			0	0	-1	-1		
Operating profit	**137**	**120**	**142**	**86**	**8**	**29**	**-6**	**-6**	**-7**	**11**	**77**	**61**
Lending, EURbn	**25.5**	25.9	18.5	18.8	7.0	7.1	-	-	-	-	-	-

[1] According to the new organisation effective as from 1 October 2002. Figures have been restated to reflect the new organisation

[2] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[3] Markets has product responsibility for trading products such as FX, fixed income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

Key figures per quarter[1]

	Full year 2002	**Q4 2002**	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Operating profit, EURm	**503**	**137**	120	121	125	135
Return on equity, %	**16**	**17**	15	16	15	15
Cost/income ratio, %	**54**	**54**	54	57	49	56
Number of employees (full-time equivalents)	**2,436**	**2,436**	2,542	2,551	2,593	2,663

[1] According to the new organisation effective as from 1 October 2002. Figures have been restated to reflect the new organisation.

Asset Management & Life

- **Assets under management up 3% in fourth quarter**
- **Continued shift towards fixed income**
- **Increased focus and efficiency in Investment Management**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and in the retail savings market in general.

Market conditions

The rebound of the equity markets that began in October continued in November, but at a slower pace with the markets turning down again in December.

Business development

With inflows rising slightly and equity markets somewhat improved, assets under management increased by 3% from the end of September, reaching EUR 95.9bn at the end of fourth quarter. Net inflows were 6.3% for 2002 as a whole.

Investment Management

Investment Management continued to improve focus and cost efficiency with further changes to the organisation. The present client organisations in the Nordic region, in Europe and in North America have been integrated into one global sales organisation. Equities have also been consolidated into one global organisation, ensuring better use of resources across products.

Net inflows to Investment Management were EUR 0.1bn. AuM increased to EUR 63.8bn, up 2% compared to the third quarter.

The shift in asset allocation continued during the fourth quarter resulting in an asset structure of 33% equities and 67% fixed income, compared to 35% equities in the third quarter. In spite of this, gross margin for the quarter improved slightly, averaging 21bp compared to 20bp in the third quarter.

Investment Funds

Nordea's European fund distribution business showed another quarter of strong performance.

AuM for Nordea's total fund business was up 5% from the third quarter ending at EUR 31.9bn. Net inflows to funds totalled EUR 0.4bn in fourth quarter.

Market shares in fourth quarter 2002

	Nordic	Denmark	Finland	Norway	Sweden
Net inflow	18.7%	79.6%	20.4%	n.a.[1]	n.a.[2].
AuM	19.9%	26.8%	23.8%	9.2%	17.7%

[1] Market inflow was negative in the fourth quarter
[2] Nordea inflow was negative in the fourth quarter

The average margin on funds was down by 1bp compared to the third quarter

Life

Operating profit from Life improved to EUR 44m (EUR -13m). Net written premiums increased by EUR 257m in the quarter and the investment return improved to 2.7% (-0.8%). In addition, the third quarter result was negatively influenced by increasing liabilities following lowered discount rates. Financial buffers were strengthened to 3.1% (2.9%) of guaranteed liabilities.

There is strong focus in Life on implementing a business model based on economic profit. This model, intended to ensure the long-term viability of the business, will improve risk management and focus on risk-adjusted returns.

Nordic Private Banking

During the quarter, Nordea conducted a strategic review of its subsidiary Trevise Bank, including the possibility of divestment. In January it was concluded that integrating Trevise Bank into Nordea Private Banking was the superior option in terms of value for clients and shareholders. Total AuM in Nordic Private banking ended at EUR 19.5bn, an increase from the third quarter by 5%.

European Private Banking

Nordea consolidated its position as the leading Nordic operation in Luxembourg, increasing AuM to EUR 6.7bn, up EUR 0.2bn from the previous quarter.

Result

Product result from Asset Management activities was EUR 38m compared to EUR 35m for third quarter. Strict cost control continued to be in focus during the quarter. Expenses include restructuring costs of EUR 3m, related to the organisational changes in Investment Management.

Revenues were up by EUR 4m compared to the third quarter, principally due to the improved equity markets.

Operating profit in Life was EUR 44m, up from the third quarter by EUR 57m, mainly reflecting the positive investment return in fourth quarter.

Volumes, inflow and margins

EURbn	Total Q4 2002	Total Q4 Inflow	Total Q3 2002	Denmark Q4 2002	Denmark Q3 2002	Finland Q4 2002	Finland Q3 2002	Norway Q4 2002	Norway Q3 2002	Sweden Q4 2002	Sweden Q3 2002
Investment Funds[1]	**31.9**	**0.4**	30.4	10.2	9.6	3.7	3.5	1.4	1.4	13.7	13.1
Investment Management	**63.8**	**0.1**	62.6								
of which investment funds	**28.1**	**0.0**	27.3								
of which group internal insurance[2]	**16.8**	**0.1**	16.5								
Nordic Private Banking	**19.5**	**0.5**	18.6								
European Private Banking	**6.7**	**0.1**	6.5								
Real estate	**2.0**		1.9								
Total	**95.9**	**1.1**	92.7								
Investment Funds margins, %[3]	**0.96**		0.97	0.58	0.56	1.34	1.35	0.81	0.86	1.09	1.10
Investment Management margins, %[4]	**0.21**		0.20								

[1] Including EUR 2.8bn and EUR 3.0bn outside the Nordic countries for the third and fourth quarter, respectively.
[2] Unit-linked insurance is generally included under Investment Funds.
[3] For Denmark net margins are included, whereas in the other markets, gross margin (before costs of fund management) are included.
[4] Margin calculation includes management of Nordea investment funds and group internal insurance.

Key figures per quarter – Asset Management activities

EURm	Full year 2002	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Revenues	**477**	**113**	109	124	131	133
Expenses	**-197**	**-51**	-49	-49	-48	-63
Distribution expenses	**-102**	**-24**	-25	-26	-27	-15
Product result	**178**	**38**	**35**	**49**	**56**	**55**
of which profit within Retail Banking	***84***	***19***	*15*	*19*	*31*	*30*
Operating profit, customer responsible units	**80**	**17**	15	23	25	25
Cost/income ratio, % - CRUs	**66**	**70**	72	62	61	64
Assets under management, EURbn	**96**	**96**	93	100	108	105
Number of employees (full-time equivalents)	**846**	**846**	856	856	846	846

Key figures per quarter – Life activities

EURm	Full year 2002	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Traditional life insurance						
Premiums written, net of reinsurance	**2,021**	**595**	381	486	559	589
Normalised investment return[1]	**1,047**	**284**	285	239	239	288
Benefits paid and change in provisions	**-2,628**	**-771**	-511	-642	-704	-889
Insurance operating expenses	**-125**	**-34**	-29	-31	-31	-29
Normalised operating margin[1]	315	74	**126**	**52**	**63**	**-41**
Fluctuations compared to normalised investment return	**-1,016**	**117**	-435	-540	-158	267
Change in discount rate for life provisions	**-243**	**-83**	-277	-94	211	-228
Actual operating margin	**-944**	**108**	**-586**	**-582**	**116**	**-2**
of which allocated to policyholders	**-28**	**0**	-6	-11	-11	-5
of which to/from financial buffers	**988**	**-51**	579	570	-110	12
Net profit from health and personal accident insurance	**-10**	**-4**	-1	-5	0	-
Operating profit	**6**	**53**	**-14**	**-28**	**-5**	**5**
Unit-linked business						
Premiums written, net of reinsurance	**470**	**127**	84	125	134	189
Operating profit	**-4**	**-9**	**1**	**2**	**2**	**-1**
Total						
Premiums written, net of reinsurance	**2,491**	**722**	465	611	693	778
Total operating profit	**2**	**44**	**-13**	**-26**	**-3**	**4**
of which allocated to Retail Banking	**80**	**38**	14	16	12	22
Bonds	**14,551**	**14,551**	12,945	11,699	11,453	11,205
Equities	**2,524**	**2,524**	3,543	4,859	5,330	5,001
Property	**2,041**	**2,041**	1,908	1,872	1,782	1,740
Unit-linked	**2,974**	**2,974**	2,827	3,144	3,533	3,378
Total investments	**22,090**	**22,090**	21,223	21,574	22,098	21,324
Investment return, % [2]	**2.7**	**2.7**	-0.8	-1.9	0.5	3.3
Technical provisions	**21,370**	**21,370**	20,585	20,901	21,249	20,534
of which financial buffers	**551**	**551**	508	1,088	1,694	1,566
Number of employees (full-time equivalents)[3]	**943**	**943**	896	787	796	802

[1] In the statutory reporting investments are valued at market price. As a consequence, short-term fluctuations in financial markets affect the operating profit. The normalised investment return reflects the expected long-term return on investments based on the applicable asset mix within Life & Pensions operations.

[2] Excluding unit-linked business.

[3] The increase in number of employees in third and fourth quarter 2002 is a consequence of the split of shared functions previously included in General Insurance.

Group Treasury

- **Gains on bond portfolio**
- **Losses on equity holdings following consolidation of portfolios**

Group Treasury is responsible for the Group's own investment portfolio and market risk taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Market conditions

The global economy continued to be weak in the fourth quarter. In the financial markets equity prices stabilised somewhat. Global bond markets recovered throughout the quarter and yield curves steepened following the rate cuts from central banks.

Business development

The activities related to the consolidation of equity portfolios continued in the fourth quarter. Some of the larger listed and unlisted holdings were sold. Following a reduction in private equity funds, the Group at the end of 2002 had EUR 210m invested in private equity with additional EUR 118m in commitments.

In November Nordea re-introduced its presence in the US institutional market by issuing a USD 800m subordinated bond.

In its financing operations Nordea has benefited from a strong and broad demand for its different short-term funding programmes.

At the end of December, the price risk involved in Group Treasury's interest-rate positions, calculated as a parallel shift assuming a change in market interest rates of 100 basis points, was EUR 99m compared to EUR 118m at the end of the third quarter.

The risk related to equities, calculated as VaR, was EUR 46m compared to EUR 51m at the end of the third quarter. The VaR figure comprises all equities including listed, unlisted and private equity.

Result

Operating profit was EUR 27m in the fourth quarter compared to EUR 31m in the third quarter.

Investment earnings showed a gain of EUR 17m in the quarter compared to a gain of EUR 14m in the third quarter.

Gains on the fixed-income portfolio amounted to EUR 23m in the fourth quarter compared to a gain of EUR 61m in the third quarter. Income from equity investments showed a loss of EUR 6m in the fourth quarter compared to a loss of EUR 47m in the third quarter. Losses on equities relate to a revaluation of certain private equity funds.

The operating profit in Group Funding totalled EUR 10m.

Operating profit by main area

	Total		Group Investment				Group Funding	
			Fixed-income portfolios		Equity portfolios			
EURm	**Q4 2002**	Q3 2002	Q4 2002	Q3 2002	Q4 2002	Q3 2002	Q4 2002	Q3 2002
Income			25	64	-4	-46	18	26
Expenses			-2	-3	-2	-1	-8	-9
Profit excluding investment earnings	**10**	**17**					**10**	**17**
Investment earnings	**17**	14	23	61	-6	-47		
Operating profit	**27**	**31**						

Key figures per quarter

	Full year 2002	**Q4 2002**	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Operating profit, EURm	**114**	**27**	31	21	35	38
Cost/income ratio, %	**28**	**44**	35	22	23	17
Bonds, EURm	**12,061**	**12,061**	14,154	13,496	15,124	13,378
Equities, EURm	**476**	**476**	499	616	682	574
Investments, EURm	**12,537**	**12,537**	14,653	14,112	15,806	13,952
Number of employees (full-time equivalents)	**96**	**96**	98	104	106	101

Wednesday 19 February 2003

Lars G Nordström
Group Chief Executive Officer

- A conference call with management will be arranged on 19 February 2003 at 5.00 pm, CET. (Please dial + 44 (0) 20 7162 0183, password Nordea, 10 minutes in advance.)
- This year-end report is available on the Internet.
- A slide presentation is available on the Internet.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Sigurd Carlsen, Head of Investor Relations	+46 8 614 7852	(or +46 70 204 9878)
Erik Evrén, Head of Group Media Relations	+46 8 614 8611	(or +46 70 946 5389)

Financial calendar:

The Annual General Meeting will be held 24 April
The interim report first quarter 2003 will be published 7 May
The interim report second quarter 2003 will be published 20 August
The interim report third quarter 2003 will be published 29 October

The Nordea annual report will be available on www.nordea.com around 3 March.

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

Statutory income statement

EURm	Note	Q4 2002	Q4 2001	2002	2001
Interest income		2,601	2,630	10,382	11,308
Interest expenses		-1,643	-1,718	-6,628	-7,620
Net interest income		958	912	3,754	3,688
Dividends received		3	4	36	49
Net commission income		403	385	1,573	1,453
Net result from financial operations	1	76	91	253	349
Other operating income		63	37	190	250
Total operating income		**1,503**	**1,429**	**5,806**	**5,789**
General administrative expenses:					
Personnel expenses		-531	-493	-2,065	-1,912
Other expenses		-399	-359	-1,481	-1,341
Depreciation according to plan		-90	-93	-330	-290
Total operating expenses		**-1,020**	**-945**	**-3,876**	**-3,543**
Profit before loan losses		**483**	**484**	**1,930**	**2,246**
Loan losses, net	2	-78	-47	-250	-362
Change in value of property taken over for protection of claims	2	2	-9	-11	-11
Profit from companies accounted for under the equity method		16	35	52	95
Operating profit, banking		**423**	**463**	**1,721**	**1,968**
Operating profit, insurance	3	**38**	**-3**	**-148**	**-67**
Total operating profit		**461**	**460**	**1,573**	**1,901**
Pension adjustments		2	8	-281	27
Taxes		-140	55	-405	-360
Minority interests		0	0	0	0
Net profit		**323**	**523**	**887**	**1,568**
Earnings per share (after full dilution), EUR		0.10	0.18	0.30	0.53

Statutory balance sheet, end of period

EURm	Note	2002	2001
Loans and advances to credit institutions		23,496	21,370
Lending	4	145,740	137,570
Interest-bearing securities		28,166	33,281
Shares		596	824
Shares in group and associated undertakings		538	478
Intangible assets		2,461	2,551
Tangible assets		1,840	1,986
Other assets, banking[1]		25,248	19,849
Assets, insurance[1]		21,534	23,640
Total assets		**249,619**	**241,549**
[1]Of which investments, customers and policyholders bear the whole risk.		5,872	6,212
Deposits by credit institutions		25,962	30,243
Deposits		91,663	86,396
Other borrowings from the public		2,514	4,686
Debt securities in issue		61,858	61,175
Other liabilities, banking		29,370	18,961
Liabilities, insurance		20,218	22,305
Subordinated liabilities		6,127	5,927
Minority interests		10	37
Shareholders' equity	5	11,897	11,819
Total liabilities and shareholders' equity		**249,619**	**241,549**

Cash flow statement

EURm	2002	2001
Net cash inflow/(outflow) from operating activities before changes in ordinary business assets and liabilities	1,892	1,787
Changes in ordinary business assets and liabilities	-3,181	-6,503
Net cash inflow/(outflow) from operating activities	-1,289	-4,716
Net cash inflow/(outflow) from capital expenditure and financial investments	1,402	3,933
Net cash inflow/(outflow) from financing	48	3,275
Increase/(decrease) in cash[1]	161	2,492
Cash and cash equivalents at beginning of period	8,323	5,831
Cash and cash equivalents at end of period	8,484	8,323
[1] Of which		
Acquisition of Postgirot Bank AB	-	-449
Increase/decrease in cash	-	1

Other notes

Capital adequacy	6
Derivatives	7

Notes

Note 1

Net result from financial operations, EURm	2002	2001
Realised gains/losses		
Shares/participations and other share-related instruments	26	17
Interest-bearing securities and other interest-related instruments	-9	71
Debt redemption		
	17	88
Unrealised gains/losses		
Shares/participations and other share-related instruments	-40	42
Interest-bearing securities and other interest-related instruments	42	35
	2	77
Other	10	2
Foreign exchange gains/losses	224	182
Total	**253**	**349**[1]

[1] Including a gain from a reclassification of financial fixed assets of EUR 68m in Q1 2001.

Note 2

Loan losses, net, EURm	2002	2001
Individually appraised receivables		
Losses incurred during the year	-515	-532
Amount of previous provisions used during the year	439	448
The year's provisions for possible loan losses	-611	-845
Recovery of previously incurred losses	100	108
Reversal of previous provisions	328	489
The year's costs for individually appraised receivables, net	-259	-332
Receivables appraised by category		
Write-downs on losses incurred	-19	-17
Recovery of previously incurred losses	19	15
Reversal/provision for possible loan losses	-5	-14
The year's costs for receivables appraised by category, net	-5	-16
General reserve		
Reversal/provision to general reserve	5	-
Country risks		
Provision/reversal, country risk	10	-12
Contingent liabilities		
The year's costs for redemption of guarantees and other contingent liabilities	-1	-2
Total loan losses, net	**-250**	**-362**
Change in value of property taken over for protection of claims	-11	-11
Loan losses, operational income statement	**-261**	**-373**

Note 3 **Operating profit, insurance,** EURm

	2002	2001
General insurance		
Earned premiums, net of reinsurance	841	1,520
Technical interest	64	111
Claims incurred, net of reinsurance	-698	-1,241
Insurance operating expenses, net of reinsurance	-249	-395
Technical result	-42	-5
Investment activities		
Interest etc	70	134
Realised and unrealised investment gains	-35	-18
Investment expenses	-4	-9
Technical interest transferred to insurance activities	-67	-120
Total profit on investment activities	-36	-13
Profit before tax, general insurance	**-78**	**-18**
Life insurance and pensions		
Premiums written, net of reinsurance	2,359	2,511
Claims incurred and benefits paid and change in provisions	-2,466	-3,238
Change in bonus equalisation provisions	786	1,053
Insurance operating expenses, net of reinsurance	-157	-146
Net profit from health and personal accident insurance	-10	-
Investment activities		
Interest etc	750	849
Realised and unrealised investment gains	-1,275	-1,132
Investment expenses	-17	-19
Pension yield tax etc	32	105
Profit before tax, life insurance and pensions	**2**	**-17**
Operating profit before group adjustments	**-76**	**-35**
Sale of General Insurance	-44	-
Group adjustments (goodwill depreciation)	-28	-32
Operating profit, insurance	**-148**	**-67**

Note 4 **Lending**

Loan portfolio, EURm	31 December 2002			31 December 2001		
	Total lending	Impaired loans, net	Provisions	Total lending	Impaired loans, net	Provisions
Companies	85,089	890	1,764	84,088	655	1,866
Personal customers	57,929	213	383	50,716	200	393
Public sector	2,722	4	6	2,766	0	0
Total	**145,740**	**1,107**	**2,153**	**137,570**	**855**	**2,259**

Impaired loans, EURm	Dec 2002	Sep 2002	June 2002	Mar 2002	Dec 2001
Impaired loans, gross	3,260	3,136	3,180	3,132	3,114 [1]
Provisions	-2,153	-2,290	-2,305	-2,291	-2,259
of which specific	-1,698	-1,834	-1,836	-1,829	-1,803
appraised by category	-64	-79	-79	-82	-92
general	-391	-377	-390	-380	-364
Impaired loans, net	**1,107**	**846**	**875**	**841**	**855** [1]
Provisions/impaired loans, gross, %	66	73	72	73	73
Impaired loans, net/lending, %	0.8	0.6	0.6	0.6	0.6
Property taken over for protection of claims					
Land and buildings	2	3	12	13	13
Shares and participations	26	22	34	38	35
Other	1	1	1	1	1
Total	**29**	**26**	**47**	**52**	**49**

[1] According to FSA rules, loans with interest deferments are classified as impaired. The figures for Dec 2001 are restated compared to the year-end report 2001 including EUR 28m of such loans (previously reported as problem loans).

Note 5 **Movements in shareholders' equity**, EURm

	2002	2001
At beginning of year	11,819	11,105
Dividend	-682	-675
Conversion of convertible loans	14	2
Own shares[1]	-177	-41
Currency translation adjustment	36	-140
Net profit for the year	887	1,568
At end of year	**11,897**	**11,819**

[1] Number of own shares at the end of December 2002 57.1m (end of Dec 2001 17.9m). Avarage number of own shares Jan-Dec 2002 29.8m.

Note 6 **Capital adequacy**

	2002	2001
Tier 1 capital, EURm	9,612	9,900
Capital base, EURm	13,364	12,353
Risk-weighted assets, (banking), EURbn	135	136
Tier 1 capital ratio, %	7.1	7.3
Total capital ratio, %	9.9	9.1

Note 7 **Derivatives**

EURm 31 December 2002	Interest rate derivatives Market value	 Book value	Equity derivatives Market value	 Book value	Foreign exchange derivatives Market value	 Book value
Positive values	10,098	9,817	305	204	9,106	8,627
Negative values	10,158	9,944	269	177	10,376	9,745

Accounting principles

With effect from 1 January 2002 reporting has been adapted to the amended valuation and information rules stipulated by the Financial Supervisory Authority regarding loan claims. Through the acquisition of Nordea Bank Norway (December 2000), a general provision for loan losses was introduced in the Nordea Group. The provision refers to loans not yet identified as impaired. At the end of 2001 the general provision amounted to EUR 235m of which EUR 36m remained from the general provision made in the third quarter of 2001 (EUR 100m). After analysing and defining Nordea's loan loss reserves during the first quarter 2002 according to the new rules, the reserves at the end of 2001 (EUR 2,259m) (excluding transfer risks EUR 155m) were reclassified as follows:

EURm	
Specific	1,803
Appraised by category	92
General	364
Total	2,259

As a consequence of the sale of the general insurance business, the life insurance business is accounted for on one line. Historic figures for both Life and General Insurance are restated accordingly. In addition, a change of group accounting principles for life operations has been implemented from the third quarter. A portfolio view per legal entity in the calculation of lower of cost or market value is now used. Historic figures for 2002 have been restated.

In all other respects, the adaptation has been applied pursuant to the Swedish Accounting Standards Council's recommendations that became effective 2002. Neither of these recommendations has in any way influenced the financial reporting. In all other respects the accounting principles and the basis for calculations are unchanged in comparison to the annual report for 2001.

EUR 1 = SEK	2002	2001
Income statement (average)	9.1381	9.2684
Balance sheet (at end of period)	9.1528	9.3012
EUR 1 = DKK		
Income statement (average)	7.4301	7.4515
Balance sheet (at end of period)	7.4288	7.4365
EUR 1 = NOK		
Income statement (average)	7.5123	8.0516
Balance sheet (at end of period)	7.2756	7.9515

Nordea AB (publ)

EURm	2002	2001
Income statement		
Operating income	15	2
Operating expenses:		
Personnel expenses	-29	-14
Depreciation	0	-
Other operating expenses	-53	-36
Operating loss	**-67**	**-48**
Net result from financial operations:		
Dividend income, received	-	400
Dividend income, anticipated	903	1,000
Group contributions	289	412
Interest income	40	22
Write-down of financial fixed assets	-370	-
Interest expenses	-47	-24
Commission expenses	-1	-3
Other financial items	-27	14
Profit/loss after financial operations	**720**	**1,773**
Allocation to profit equalisation reserve	-60	-67
Pension adjustment	-3	0
Profit before tax	**657**	**1,706**
Tax for the year	-40	-62
Net profit for the year	**617**	**1,644**
Balance sheet, end of period		
Assets:		
Intangible fixed assets	0	-
Shares in subsidiaries	9,087	9,307
Long-term receivables	851	183
Current assets	1,437	1,850
Total assets	**11,375**	**11,340**
Shareholders' equity and liabilities:		
Shareholders' equity	9,511	9,727
Untaxed reserves	128	67
Provisions	11	8
Subordinated liabilities	-	111
Other liabilities	1,725	1,427
Total shareholders' equity and liabilities	**11,375**	**11,340**
Movements in shareholders' equity, EURm		
At beginning of year	9,727	8,892
Repurchase of own shares	-190	-119
Dividend	-682	-675
Conversion of convertible loans	14	2
Group contribution	25	-17
Net profit for the year	617	1,644
At end of year	**9,511**	**9,727**

2002



This year, Nordea AB (publ) has produced two publications replacing the single publication Annual Report 2001. The aim is to make the information more accessible to our readers.

Nordea Annual Report 2002 is the formal report audited by the Nordea auditors including the full set of financial accounts and notes, the Board of Directors report and the cash flow statement. **The Nordea Annual Review 2002** is a review of the business development in the **Nordea Group in 2002** including an overview of its strategy and business areas.



Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has more than 40 million customers and 1,240 bank branches.



The Nordea Group is a world leader in Internet banking, with 3.3 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Highlights of 2002

Challenging market conditions in 2002

- Total income reduced by 4% and expenses increased by 2% adjusted for Postgirot Bank
- Loan losses lower at EUR 261m or 0.19% of loans
- Earnings per share EUR 0.30 (EUR 0.53)
- Return on equity (excl. goodwill) 11.3% (19.2%)
- Proposed dividend of EUR 0.23 per share – unchanged vs 2001

Improvements achieved – more to be done

- Reduced earnings volatility – lower equity exposure & sale of general insurance
- Capital efficiency improved – maintained financial strength despite loan growth and high proposed dividend payout
- Stable credit quality – low loan losses & concentration on Nordic customers
- Some cost initiatives taken – cost improvement is top priority in 2003

January

- Target of 2.7 million e-banking customers achieved, new target of 3.2 million by the end of 2002

April

- Hans Dalborg succeeds Vesa Vainio as Chairman of the Board

May

- Nordea makes agreement to acquire LG Petro Bank in Poland
- Nordea passes the 3 million mark in e-banking customers

July

- Tryg i Danmark smba buys Nordea's general insurance business

August

- Nordea appoints new Group CEO – Lars G Nordström succeeds Thorleif Krarup
- Nordea streamlines Investment Management organisation

September

- New composition of Nordea Group Executive Management
- Nordea Securities reduces staff and costs

October

- Nordea in cooperation with both IBM and Microsoft to provide a global infrastructure for Internet-based payments in e-commerce

November

- Nordea Securities reassesses strategy and closes offices in London and New York

December

- Postgirot merges with Nordea
- Nordea surpasses its target of 3.2 million e-banking customers achieving 3.3 million. New target of 3.7 million by the end of 2003

Key financial figures

Operational income statement

EURm	2002	2001	Change %
Net interest income	3,451	3,465	0
Commission income	1,535	1,432	7
Trading	530	543	–2
Other	154	165	–7
Income	**5,670**	**5,605**	**1**
Personnel expenses	–2,086	–1,878	11
Other expenses	–1,659	–1,511	10
Expenses	**–3,745**	**–3,389**	**11**
Profit before loan losses	**1,925**	**2,216**	**–13**
Loan losses, net	–261	–373	–30
Profit from companies accounted for under the equity method	52	95	–45
Profit before investment earnings and insurance	**1,716**	**1,938**	**–11**
Investment earnings, banking	122	172	
Operating profit, life insurance	2	–17	
Operating profit, general insurance	–122	–18	
Goodwill depreciation	–171	–147	
Operating profit	**1,547**	**1,928**	**–20**
Allocation to Pension Foundation	–255	–	
Taxes	–405	–360	13
Minority interests	0	0	
Net profit	**887**	**1,568**	**–43**

Ratios and key figures

	2002	2001
Earnings per share, EUR	0.30	0.53
Share price[1], EUR	4.20	5.97
Shareholders' equity per share[1], EUR	4.06	4.00
Shares outstanding[1,2], million	2,928	2,965
Return on equity[3], %	7.5	13.8
Return on equity excl goodwill[3], %	11.3	19.2
Lending[1], EURbn	146	138
Deposits[1], EURbn	92	86
Shareholders' equity[1], EURbn	12	12
Total assets[1], EURbn	250	242
Assets under management[1], EURbn	96	105
Cost/income ratio, banking[4], %	64	58
Cost/income ratio, excluding investment earnings, %	65	59
Tier 1 capital ratio[1], %	7.1	7.3
Total capital ratio[1], %	9.9	9.1
Risk-weighted assets[1], EURbn	135	136

1 End of period.
2 Average number of shares Jan – Dec 2002 after full dilution (until September) was 2,955 million.
3 See definitions page 26.
4 See definitions page 26.

What's your plan?





We always try to generate added value for
each individual customer contributing
to make things possible.

A year of difficult market conditions and increased focus

In the present economic environment, profitability and capital efficiency come before growth, and increased cost efficiency has top priority going forward.



The economic downturn, the magnitude and length of the turbulence in the equity markets and the geopolitical uncertainty have had a significant impact on the entire financial industry over the last couple of years.

Nordea has of course also been affected by both the downturn and the increased uncertainty.

Our unique starting point with major operations in four Nordic countries, however, forms a solid platform for continued realisation of synergies and capturing revenue growth.

While the strategic direction and our vision are unchanged, we have taken the necessary steps to achieve rapid and continuous improvement of our performance with increased cost efficiency as the top priority.

2002 result:
Acceptable, but still room for improvement
Falling equity-related revenues and exceptionally low interest rates and their impact on deposit margins hit core income in 2002. Similarly, falling equity markets have affected life insurance income and investment earnings.

Our 2002 results are acceptable given the difficult market conditions, but still not satisfactory. However, we have started to see improvements as a consequence of the identification and focus on our short-term priorities. We have reduced the earnings volatility and quarterly income has been stable throughout the year.

Risk-weighted assets and economic capital were down in 2002.

Despite the fact that loan losses have increased slightly towards the end of the year, the quality of the credit portfolio is satisfactory.
In the present economic environment, profitability and capital efficiency come before growth, and increased cost efficiency will be the main focus area going forward.

Throughout the organisation ongoing integration and continuous improvement activities are expected to ensure that costs will be unchanged in 2003 compared to 2002.

The performance of the Nordea share price in 2002 was not satisfactory either even though some recovery was seen by the end of the year.

Unchanged vision

Our vision of being valued as the leading financial services group in the Nordic and Baltic financial markets with substantial growth potential remains unchanged. But in the present environment, profitability and more efficient use of capital must and will come before aggressively capturing market share.

Priorities to improve performance

The priorities that guide the current strategy of our business areas are all motivated by our drive towards improved operating efficiency.

They are:

- Reducing volatility and ensuring growth of income
- Ensuring capital efficiency
- Maintaining credit portfolio quality
- Speeding up integration and unification
- Improving cost efficiency

To reduce the volatility of earnings we have divested the general insurance business and reduced the equity exposure of pension funds and Life & Pensions units within the Group.

The divestment of the general insurance business and the reduced equity exposure have improved our use of capital together with divestments of non-core businesses such as Contant Oy and Europay Norge AS.

The ongoing implementation of the economic capital and economic profit framework will further enhance the capital efficiency.

Our ambition is to maintain a high level of dividends without jeopardising our capital ratio. This means that the size and quality of assets will be carefully observed and our risk management must be proactive. Hence, business cases for potential acquisitions must be strong.

We have a well balanced and diversified credit portfolio, but in order to maintain our stable credit quality we continuously monitor the portfolio with a proactive approach.

Specific cost savings initiatives include capping IT development costs at 80% of the 2002 level, corresponding to a cost saving target of approximately EUR 90m in 2003.

Within Retail Banking, structural changes are being implemented in Sweden and Norway, such as consolidating staff functions in one location to improve efficiency and reduce costs.

Following a strategic reassessment Nordea Securities' operations in London and New York were closed in the fourth quarter.

Improving cost efficiency is the most urgent issue going forward.

Striking the right balance

We are well on our way to integrate and unify the organisation into cross-Nordic business areas and Group functions.

We have varied the approach to integration across different areas in the organisation.

In some areas, for example in wholesale banking, we have chosen the "full and immediate" integration approach while in other areas, especially within Retail Banking, we have chosen the "unification first" or "local improvements first" as the most appropriate approach.

Going forward, the change processes must and will be even more focused and speedy, based on strict prioritisation.
That is why a new unit Group Processing and Technology has been established to coordinate and speed up the integration and unification process across the entire Group.

Revised financial targets

In order to adjust to the current market conditions we have revised a few of our key financial targets:

Return on equity should be above 15% from 2004.

Cost level should be maintained at the same level through 2004 as in 2002.

Cost/income ratio of 55% by 2005 and with present business mix. Should the implied revenue growth in the cost/income ratio target fail, we will take further steps to reduce costs. All other targets remain unchanged.

Focus, speed and performance

In combination with our new priorities, we use three internal keywords to highlight the need for improvements and changes in the organisation:

"Focus" means concentrating on our strengths. This implies that we will change, close down or divest businesses and activities which are not core business, underperforming or not profitable.

"Speed" means being quick and flexible, having smooth and efficient operations and always adjusting to market conditions.

"Performance" means increasing performance orientation by comparing and competing and always striving for continuous improvements in everything we do. Do better today than yesterday. Be better than the competitors.

Committed to doing better

Every employee in the Group deserves thanks for bringing about the 2002 results and the very strong platform which will form our basis for further and continuous improvements.

We have already achieved a lot and will deliver upon our promises to customers and shareholders – despite challenging market conditions.

The entire organisation recognises the need for further improvements. By focusing on our strengths, being quick and flexible in adjusting to market conditions and continuously improving all that we do, we will make it possible.

Best regards

Lars G Nordström

The Nordea share

Nordea ranks among the 10 largest companies in the Nordic region in terms of market capitalisation and is one of the most liquid shares in the region. Swedish institutional ownership has increased during the year. Total shareholder return amounted to –28.1% in 2002.

Shareholder and dividend policy
Generating shareholder value is the overall objective of Nordea. The Group aims at creating value for the shareholders in the top five of its peer group of European financial services companies. Value for the shareholders is realised through market value growth per share and dividends.

Nordea pursues a policy of high dividends. The total dividend payment will normally exceed 40% of the net profit for the year. The annual level of dividends depends on market return requirements and the capital needed for developing the business activities.

Total shareholder return
Total shareholder return (TSR) during year 2002 amounted to –28.1%. The calculation of TSR is based on the share price development during the year, assuming the dividend of EUR 0.23 per share is reinvested in Nordea shares. The average TSR in the peer group was –21.0% in 2002.

Share price development in 2002
During the year the share price of Nordea depreciated by 30.8% on the Stockholm Stock Exchange from SEK 55.50 on 28 December 2001 to SEK 38.40 on 30 December 2002. The daily prices listed for the Nordea share during 2002 at the Stockholm Stock Exchange ranged between SEK 63.50 and SEK 30.20.

The SX40 Financials Index of the Stockholm Stock Exchange depreciated during the year by 33.8%, the Dow Jones STOXX European banks index depreciated by 26.7%.

From 6 March 2000, the announcement date for the merger of MeritaNordbanken and Unidanmark, to the end of 2002 the share price of Nordea has depreciated by 16.2% while European banks (as measured by the Dow Jones STOXX European banks) have depreciated by 22.3%.

Monthly share price 2002
SEK



80
70
60
50
40
30
20
10
0
Jan
Feb
Mar
April
May, June
July
Aug
Sep
Oct
Nov
Dec
Highest
Lowest

Share price performance
6 March* 2000* – 20 January 2003
Index 100 = 3 March 2000



%
200
180
160
140
120
100
80
60
40
20
0
Mar 00
Jan 01
July 01
Jan 02
July 02
Jan 03
Nordea
DJ STOXX European banks

* Date of announcement of the merger between MeritaNordbanken and Unidanmark

Market capitalisation European banks
EURbn


HSBC
RBOS
UBS
Barclays
Lloyds TSB
HBOS
BNP Paribas
Santander
BBVA
Deutsche Bank
Credit Suisse
ABN AMRO
Societe Generale
Unicredito
Nordea
Dexia
Banca Intesa
Allied Irish Banks
Danske Bank
Bank of Ireland
San Paolo IMI
KBC
SHB
Hypovereinsbank
Mediobanca
0
20
40
60
80
100
120

Source: Nordea Securities, January 2003

The market capitalisation of Nordea at the end of 2002 was approximately EUR 12.6bn. Ranked by market capitalisation Nordea was the 5th largest company in the Nordic area.

The Nordea share is listed on the stock exchanges in Stockholm (in SEK and EUR), Helsinki (EUR) and Copenhagen (DKK).

Liquidity

The Nordea share is very liquid. In 2002, the average daily trading volume amounted to approximately EUR 67m corresponding to approximately 12.8 million shares. Turnover during the year on the three stock exchanges combined totalled approximately EUR 16.7bn which corresponds to 3.2 billion shares. Of the total number of shares traded in Nordea approximately 84% (85% in 2001) was traded on the Stockholm Stock Exchange, 8% (9%) on the Helsinki Stock Exchange and 8% (6%) on the Copenhagen Stock Exchange. In Stockholm Nordea ranked as the 4th (4th) most traded share during the year.

The Nordea share is represented in a number of national, European and global indexes like Dow Jones STOXX European banks, FTSE World Europe, S&P Europe 350 and MSCI Banks.

Trading in derivatives

Nordea's shares can also be traded in the form of put and call options, futures contracts, and lending with securities at the Stockholm Stock Exchange and OM London Exchange. Various brokers also issue long-term warrants in Nordea that are traded on the Stockholm Stock Exchange. Trading in derivatives supports the liquidity of the Nordea share.

Repurchase of own shares

Following the authorisation from the Annual General Meeting on 24 April 2002, the Board of Directors of Nordea AB (publ) on 19 June 2002 decided to repurchase a maximum of 150 million of its own shares (equivalent to approximately 5% of the total number of shares in the company). Up to 20 September 2002 Nordea repurchased 40,008,000 of its own shares. The shares were purchased at an average price of SEK 43.50.

In April 2001 Nordea acquired 17 million of its own shares for the purpose of achieving a hedge regarding the company's incentive programme. This repurchase of own shares followed a separate resolution by the Board of Directors and does not form part of the current repurchase programme. The total holding in Nordea AB (publ) of own shares is 57,008,000 shares.

Earnings and shareholders' equity per share

Net profit for the year amounted to EUR 887m corresponding to EUR 0.30 per share. Shareholders' equity per share amounted to EUR 4.06 at the end of 2002.

Proposed dividend

The Board of Directors proposes a dividend of EUR 0.23 per share. The total dividend payment for year 2002 would then be EUR 673m corresponding to 76% of the net profit after tax. The dividend yield calculated on the share price 30 December 2002 is 5.5%. The proposed record date for the dividend is 29 April 2003 and dividend payments are scheduled to be made on 7 May 2003. The ex-dividend date is 25 April 2003.

The dividend is denominated in EUR, however payments are normally made in the local currency of the country where the shares are registered.

Dividend payments can be made in EUR if the shareholder has a EUR account registered with the securities registers.

Share capital

As a result of the conversion of outstanding convertible bonds, 2,450,137 new shares have been issued during 2002. At the close of 2002 the share capital comprised 2,985,116,227 shares each of nominal value EUR 0.39632. All shares have voting rights, with each share entitled to one vote at General Meetings. It should be noted that Nordea AB (publ) is not entitled to vote for own shares at General Meetings.

Distribution of shares, end of 2002

Number of shares	Number of shareholders	Shareholders, %	Number of shares	Number of shares, %
1-1,000	424,911	83.31%	134,691,243	4.60%
1,001-10,000	80,147	15.71%	192,537,928	6.58%
10,001-100,000	4,153	0.81%	102,627,695	3.50%
100,001-1,000,000	592	0.12%	195,701,342	6.68%
1,000,001-	240	0.05%	2,302,550,019	78.64%
Total	**510,043**	**100.00%**	**2,928,108,227**	**100.00%**

Change in share capital

Date		Nominal value per share SEK	Numbers of shares issued	Nominal change SEKm	Total number of shares	Share capital SEKm
17 Dec 97	New issue	7.00	1,275,267,441	8,926.9	1,275,267,441	8,927
28 Jan 00	Reduction			-3,188.2		
	New issue	4.50	815,800,287	3,671.1	2,091,067,728	9,410[1]
25 Apr 00	Reduction			-2,091.1		
	New issue	3.50	869,776,488	3,044.2	2,960,844,216	10,363
09 Jun 00	New issue	3.50	18,348,501	64.2	2,979,192,717	10,427
29 Aug 00	New issue[2]	3.50	3,006,359	10.5	2,982,199,076	10,438
11 Dec 00	New issue[2]	3.50	59,764	0.2	2,982,258,840	10,438
		EUR[4]		EUR		EURm
10 Jan 01	Conversion[3]	0.40			2,982,258,840	1,182
20 Feb 01	New issue[2]	0.40	8,408	3,332.26	2,982,267,248	1,182[5]
15 May 01	New issue[2]	0.40	2,401	951.56	2,982,269,649	1,182[6]
14 Dec 01	New issue[2]	0.40	396,441	157,117.49	2,982,666,090	1,182[7]
31 May 02	New issue[2]	0.40	2,405,087	953,184.08	2,985,071,177	1,183[8]
25 Sep 02	New issue[2]	0.40	45,050	17,854.22	2,985,116,227[10]	1,183[9]

On 1 September 2002 Nordea AB (publ) prematurely redeemed the outstanding convertible bond loan amounting to EUR 96,928,426.28. Subsequently, the company has no outstanding convertible bond loans.

[1] Anticipated in Balance Sheet 31 Dec, registration 28 January 2000
[2] Conversion of bonds
[3] From SEK to EUR
[4] 0,39632 EURO
[5] EUR 1 181 925 126.33
[6] EUR 1 181 926 077.89
[7] EUR 1 182 083 195.38
[8] EUR 1 183 036 379.46
[9] EUR 1 183 054 233.68
[10] Number of own shares owned by Nordea AB (publ) 57,008,000

Shareholder structure, end of 2002



Swedish inst (29.6%)
International ownership (23.7%)
Swedish state (18.5%)
Danish inst (8.6%)
Finnish inst[1] (7.6%)
Finnish public (6.1%)
Danish public (4.0%)
Swedish public (1.9%)
[1] Finnish state included

Largest registered[1] shareholders in Nordea AB (publ), end of 2002

	Number of shares	Share capital and votes, %
Swedish state	542,015,102	18.5
Alecta	118,394,426	4.0
Nordea Danmark fonden	102,529,423	3.5
Tryg i Danmark smba	92,609,801	3.2
Robur fonder	87,821,555	3.0
Nordea fonder	60,962,264	2.1
Fjärde AP-fonden	52,386,590	1.8
SHB/SPP fonder	44,231,416	1.5
AMF Pension	42,805,000	1.5
SEB fonder	41,808,901	1.4
Skandia	36,261,553	1.2
Tredje AP-fonden	33,006,127	1.1
Första AP-fonden	31,047,577	1.1
Andra AP-fonden	30,713,636	1.1
Nordea Sveriges vinstandelsstiftelse	18,104,300	0.6
Solidium Oy (Finnish state)	12,474,666	0.4
Länsförsäkringar fonder	11,077,942	0.4
Öms Livförsäkringsbolaget Suomi	10,000,001	0.3
Merita Ab:s Pensionsstiftelse	8,938,708	0.3
Skandia Carlson fonder	8,826,549	0.3

Source: Sweden's and Finland's securities centres, SIS Ägarservice and Nordea Bank Denmark's register of shareholders

[1] Excl nominee accounts.

On 1 September 2002 Nordea AB (publ) prematurely redeemed the outstanding convertible bond loan amounting to EUR 96,928,426.28. Subsequently, the company has no outstanding convertible bond loans.

Shareholders

With approximately 510,000 registered shareholders at 31 December 2002, Nordea has one of largest shareholder bases of all Nordic companies. The number of Nordea shareholders registered in Denmark is approximately 217,000, in Finland 211,000 and in Sweden 82,000.

The largest among the various categories of shareholders is Swedish institutional investors, holding 29.6% of the shares in Nordea. The largest individual shareholder is the Swedish state with a holding of 18.5%. The Swedish government has declared that it will dispose of its holdings in Nordea.

The 20 largest registered shareholders at the end of 2002 are listed in the table.

Investor communication

Nordea aims at being one of the leading European companies in terms of open, clear and relevant information to shareholders and other interested parties. Nordea has during 2002 further improved the disclosure in the Group's financial reports and presentations.

Nordea relies increasingly on the Internet in the communication with shareholders and investors. All significant financial information about the Nordea group can be found at the Group's homepages.

The financial homepages of www.nordea.com ranked as number 11 in the web-ranking of the 500 largest European companies made by Hallvarsson & Halvarsson published by Financial Times in November 2002.

During 2002 over 1.2 million visitors have entered www.nordea.com and downloaded almost 400,000 financial reports and press releases.

Annual report

Both the annual report and the annual review are available in English. Nordea distributes the annual report and the annual review automatically to all shareholders holding more than 10,000 shares. A mini version of the annual report is available in English as well as the four Nordic languages. The full annual report, the annual review and the mini version will be distributed to shareholders on request.

The reports can be downloaded and ordered by accessing www.nordea.com.

Share data

	2002	2001	2000	1999
Share price	SEK 38.40	SEK 55.50	SEK 71.50	SEK 50.00
High/low	63.50 / 30.20	79.00 / 45.80	76.00 / 41.80	61.00 / 42.30
Market capitalisation	EUR 12.6bn	EUR 17.7bn	EUR 24.1bn	EUR 12.2bn
Dividend	EUR 0.23[1]	EUR 0.23	SEK 2.00	SEK 1.75
TSR	−28.1%	−19.8%	46.5%	−0.5%
DJ STOXX European banks index	−26.7%	−10.0%	10.2%	17.2%
P/E (actual)	14	11	14	11
Price-to-book	1.03	1.49	2.16	1.70
Equity per share	EUR 4.06	EUR 4.00	EUR 3.74	EUR 2.68
Earnings per share	EUR 0.30	EUR 0.53	EUR 0.58	EUR 0.55
Outstanding shares[2]	2,928,108,227	2,965,666,090	2,982,258,840	2,091,067,728

[1] Proposed
[2] Excluding own shares

*What's **your** plan?*



Y6-0-6



We will understand the wishes and needs of our customers. We will show respect and competence so that customers will see us as their natural financial partners that support the realisation of their objectives and dreams.

Vision and strategy

Nordea is the leading financial services group in the Nordic and Baltic Sea region and among the world leaders in e-banking.

The customer base is Nordea's main asset. With close to 11 million customers, 45% of the population in the Nordic countries do business with Nordea. More than 30% of the customers are also e-banking customers. Nordea has a significant business potential in the customer base and also the experience to capture this.

The geographic reach of Nordea offers significant potential for benchmarking and transfer of best practice and contributes to a diversified credit portfolio with a stable quality.

Nordea operates through three business areas, Retail Banking, Corporate and Institutional Banking and Asset Management & Life and has top league positions in most product and market areas in the Nordic countries. In Nordea's emerging home markets in the Baltic Sea region, the Group aims at controlled and profitable growth – organically or through acquisitions.

Comprehensive presence across the region

Finland	
• Branches	415
• Employees	10,500
Norway	
• Branches	146
• Employees	4,400
Sweden	
• Branches	265
• Employees	8,600
Denmark	
• Branches	348
• Employees	9,400
Poland and the Baltic countries	
• Branches	66
• Employees	1,700
Total branches	**1,240**
Total employees	**34,600**


Bergen
Oslo
Stockholm
Helsinki
St Petersburg
Tallin
Moscow
Tartu
Riga
Vilnius
Copenhagen
Hamburg
Gdynia
Gdansk
Warsaw
Radom
Luxembourg
Frankfurt
Countrywide network
Branch or subsidiary
Correspondent bank office

Note: Full time employees in business areas, group functions and other subsidaries. Total employees include employees outside the Nordic and Baltic Sea region.

Strategic focus

The Nordic countries comprise Nordea's home market. The Group offers a broad range of financial products and services to personal, corporate and institutional customers and the public sector in these countries.

The Baltic Sea region is Nordea's emerging home market. The Group is the preferred partner of Nordic and international medium-sized and large corporate and institutional customers operating in this region. Nordea provides an increasing range of financial products and services to domestic personal, corporate and institutional customers.

Outside the Nordic and Baltic Sea region, Nordea operates to support core customers through own units or partners. Nordea is a leading international shipping bank.

The Group also serves institutional investors in Europe and North America with selected products and distributes investment funds into the European market via third parties. Nordea Private Banking maintains branches in Luxembourg and Switzerland.

Nordea is using a decentralised profit centre model which facilitates the understanding of customer needs, the quick and flexible response to changing market conditions and the drive for performance.

Strategic direction and short-term priorities

Nordea has coherent Group and business area strategies to establish a stable and broadly based growth of income, to ensure operational excellence and cost efficiency and to optimise risk taking and the use of capital.

In the present economic environment, profitability and capital efficiency take precedence over volume growth and cost efficiency has top priority. Business area strategies and short-term focus are shown on page 20.

Grow revenue

Income from Nordea's core business activities is stable and broadly based with Retail Banking being the largest business area accounting for approximately 75% of total income.

Nordea is focusing sales efforts and advisory capabilities on increasing the share of wallet of existing customers and on expansion of the high-value customer base.

In order to maintain earnings stability Nordea's equity market exposure is carefully monitored and reduced when necessary, and the general insurance business was divested in 2002.

Ensure operational excellence

Ensuring cost control through and beyond the economic downturn has top priority.

Nordea always adjusts quickly and flexible to market conditions. Significant cost reduction programmes were initiated in 2002 within Nordea Securities and Asset Management & Life following the equity market downturn. Similarly, integration projects were reprioritised and IT development costs have been capped at 80% of the 2002 level in the wake of the weak income development.

Nordea's pan-Nordic reach and scale give the potential for further improvements of operational efficiency throughout the Group, covering also a more efficient development of customer services and solutions. Nordea will exploit the significant potential for continued benchmarking and transfer of best practices within the Group as the basis for continuous improvements.

Market positions

	Retail Banking	Corporate and Institutional Banking	Asset Management & Life	
	Customer lending, customer deposits and mortgage volumes	Corporate Banking	Investment funds	Life and pensions premiums
Denmark	2	1	1	3
Finland	1	1	2	1
Norway	2–3	1–2	4	4
Sweden	2–3	2–3	2	8

Large customer base with high penetration in e-banking

	DK	FI	NO	SE	Baltic Sea Region	Total
Banking customers (1,000)						
Personal customers	1,600	3,000	600	4,260	240	9,700
Corporate customers	80	330	65	460	30	965
Insurance customers (1,000)	660	290	215	450	35	1,650
E-banking customers (1,000)	430	1,200	250	1,370	30	3,270

The Nordic idea

We share and exchange Nordic ideas.

We are Nordic in operations while personal and local in delivering services. We think Nordic and act locally.

Our market is of a size that makes it worthwhile to develop joint concepts, products and services.

Nordea's vision

We will be valued as the leading financial services group in the Nordic and Baltic financial markets with a substantial growth potential.

We will be in the top of the league or show superior profitable growth in every market and product area in which we choose to compete.

We will have the leading multichannel distribution with a top world ranking in e-based financial services and solutions.

Top priorities firmly anchored throughout the Group

Top priorities	Retail Banking	Corporate and Institutional Banking	Asset Management & Life	Other / Group
Reduce volatility and ensure growth of income	• Increase share of wallet of existing personal customers and acquire new profitable customers in a multi-channel strategy • Add value for small and medium sized corporates	• Enhance position among large corporates in Sweden • Focus on financial institutions • Gain market share in debt capital markets	• Capture share of expected growth in the long-term savings and life area • Reduce volatility in Life	
Speed up integration and unification and improve cost efficiency	• Benchmark processes and structures • Emphasize Nordic projects and solutions • Drive e-banking	• Streamline international activities • Refocus Nordea Securities • Reduce portfolio of development projects	• Centralise equity and fixed income processes • Standardise service concepts • Streamline support functions	• Reduce IT development costs and projects • Support procurement at group level • Shared service centres
Ensure capital efficiency and maintain credit portfolio quality	• Implement economic profit at business unit level • Refine credit granting and controls • Refine credit scoring models	• Limit use of balance sheet • Price according to risk • Increase proactivity and more strict monitoring of credit portfolio	• Implement new business model in Life & Pensions	• Further reduce economic capital and non-core assets • Roll-out economic profit-driven management system to push profitability

Strategic direction

Sustainable growth of economic profit

Establish a stable and broadly based growth of income

Ensure operational excellence and cost efficiency in all processes

Optimise risk taking and use of capital

Attract, develop and retain highly motivated, competent and empowered employees

Top priorities
- Reduce volatility and ensure growth of income
- Speed-up integration and unification
- Improve cost efficiency
- Ensure capital efficiency
- Maintain credit portfolio quality

When integrating or unifying processes and activities Nordea carefully checks every initiative in order to strike the optimal balance between investments, risks and benefits.

Optimise use of capital

Profitability is prioritised over growth which is reflected in the way Nordea allocates capital. Nordea concentrates on its strengths, implying divestment of non-core assets like General Insurance and real estate and closure of non-profitable businesses and activities.

Optimising the use of capital is also reflected in strict credit monitoring, refining of credit scoring models and implementing a new business model for the Life & Pensions business.

The rolling out of the economic profit-driven management system will drive profitability and focus the organisation.

Planning and performance

In 2001 a new Planning and Performance Management Model (PPMM) was introduced in Nordea for the strategy and business planning process at group and business area level. During 2002 the PPMM was cascaded down to lower levels in all business areas and implementation started in group functions.

Nordea's Planning and Performance Management Model

The three core elements in PPMM are Balanced Scorecard (BSC) to drive strategy into actions, rolling financial forecasts to have an updated view on future financial performance and service level agreements to create a common understanding about services, priorities and responsibilities between internal service providers and receivers. The overall purpose of PPMM is to increase groupwide focus on shareholder value creation, ensure aligned and focused strategy implementation and support the development of a common Nordea corporate culture.

Balanced Scorecard

The purpose of the BSC framework is to make strategy operational. The idea is to select a number of strategic areas where change is required. These areas are referred to as strategic focus areas. For each of the focus areas, a key performance indicator including targets is defined. Also, concrete measures and related initiatives which will contribute to achieving the target are determined. The key performance indicators include cost/income ratio, market position, customer satisfaction and employee satisfaction. Business strategy, targets and activities are thereby linked and strategy becomes operational.

BSC has been developed and implemented for the Group as a whole and each business area has its own BSC. The Group's BSC has served as a guideline for the BSC of the business areas, the scorecard of the business areas will provide the guidelines for the BSC of each of their subordinate units.

Each business area is responsible for the implementation and the cascading process in its own area. BSC has been implemented on at least two levels in the business areas. The implementation in Group Staffs, Group Corporate Centre and Group Processing & Technology will be finalised during the first half of 2003.

Rolling financial forecasts

In order to always have an updated view of future financial performance, quarterly rolling financial forecasts have been implemented in each business area. The rolling financial forecast



Quarterly strategy review
Quarterly strategy review
Balanced scorecard
Quarterly strategy review
Quarterly strategy review

has a five quarters horizon and it is updated on a quarterly basis, adding one quarter in each update. There is no element of target setting. The latest available inputs regarding the major drivers of financial result are considered in order to provide the best possible estimate of future earnings. Management's attention is focused on discrepancies between the financial forecast and the targets within the financial perspective in the respective BSC. This ensures a focus on the future and on potential corrective actions, rather than on the historical performance.

Service level agreements

In order to create a common understanding about services, priorities and responsibilities between internal service providers, such as IT, HR, Finance, etc, and service receivers, mainly the business areas, service level agreements have been implemented. Service level agreements consist of the following key components:

- Clear definitions of scope of services provided
- Defined measures to ensure cost control
- Defined measures in order to track quality, content and timeliness of services delivered
- A governance structure establishing clear responsibilities
- A structured process for building and maintaining the service level agreements.

Service level agreements ensure an increased focus on quality and costs.

Management process aligned to PPMM

The CEO has quarterly review meetings with all business areas and group functions in order to follow up strategy implementation and performance.

The management process aligned to PPMM will better support a team-based executive management culture, increase executive accountability with clearly defined targets to ensure actions and increase focus on strategic direction. The quarterly review meetings will improve the understanding of the strategic drivers that deliver on customer value and achieve financial performance, and ensure the use of the framework of BSC to communicate priorities and report on performance all over Nordea. The management process aligned to PPMM is an ongoing process that makes strategy a continuous pursuit and not a yearly event. Continuous tactical performance monitoring is part of PPMM.

Economic profit

In addition, economic profit was introduced in 2002 as the overall key performance indicator. Economic profit will further strengthen the link between Nordea's internal financial objectives and shareholder value creation.

Economic profit measures value creation from a shareholder perspective. Positive economic profit means that shareholder value is growing, while a negative value reflects a business where value is destroyed. Economic profit may be calculated along several dimensions, eg different organisational levels, products or customers. Economic profit supports alignment with shareholders' interest by providing incentives for profitable growth, focus on cost efficiency as well as related risk throughout the organisation.

The roll-out of economic profit started in 2002 at business area level, and is now used as a target in the BSC. To further drive the value from economic profit, business areas have started in 2002 to roll out economic profit to lower levels of the organisation.

Implementation in Corporate and Institutional Banking has, in line with plans, reached furthest and economic profit has been implemented as an active management tool. Economic profit is the key performance indicator at profit centre level. Additionally, customer relationships and single transactions are evaluated through economic profit analysis. Tests of models for economic profit in Costumer Profitability System were started during 2002.

Retail Banking, with its large number of customers has organised a project with different work streams to deal with rating issues, measurement/methodology, and management information systems. It is expected that economic profit results can be tested at both customer and branch level during 2003.

Asset Management & Life have during 2002 focused on developing an economic profit model that will drive value also within the traditional life and pension products.

In all business areas a change in customer dialogue, customer relationship and pricing is expected and seen as a natural extension of the economic profit model. The development in each business area is coordinated at group level and a full implementation in all business areas is expected before end 2004, when economic profit will be embedded in all business decisions.

Calculation of economic profit

Economic profit is calculated as shown below. Risk-adjusted profit is based on the actual income and costs, expected loan losses, and standard tax. Expected loan losses are the assumed long-term average loan losses. In addition a standard tax rate is used in order to normalise the profit to ensure an adequate comparability.

Cost of equity is the yield shareholders require to invest in Nordea shares multiplied by economic capital. The long-term risk-free rate, the premium to invest in shares and the Nordea share's volatility compared to shares in general are used to set the percentage.

Economic capital

Economic capital is based on a compilation of the various risks into a total need for capital. Losses are inevitable in the business performed by Nordea, and thus require a cushion of capital. The economic capital is the capital that will be required to cover unexpected losses.

Economic profit =

risk adjusted profit	– cost of equity
income – costs – expected loan losses – standard tax	cost of capital in percent × economic capital



What's your plan?

Whether we are developing new electronic concepts, providing personal advice to a customer or installing a new cash management solution, it always ultimately comes down to a matter of helping customers make things possible.



Financial targets

Nordea has defined a peer group of 19 European financial services companies and aims at creating value for shareholders in the top five of this peer group. Improvement of cost efficiency has top priority.

Total shareholder return

Total shareholder return is measured as growth in the value of a shareholding over a specified period, assuming that dividends are reinvested at the time of payment to purchase additional shares. Internally, economic profit has been selected as the best single measure for shareholder value creation. Nordea believes that managing for sustainable growth of economic profit will drive and support the continuous focus on stable revenue growth, operational excellence and cost efficiency and optimal risk taking and use of capital.

Return on equity

High return on equity is an important indicator of value creation. Nordea prioritises profitability before growth and aims to achieve a sustainable return on equity, before goodwill depreciation, of more than 15% from 2004.

Costs and cost/income ratio

Ensuring operational excellence and cost efficiency in the current weak economic environment has top priority. Nordea therefore aims to have the same absolute cost level through 2003 and 2004 compared to 2002.

Nordea views the cost/income ratio primarily as an important tool in the internal continuous improvement processes. At group level Nordea is aiming at a cost/income ratio level below 55% from 2005, assuming unchanged business mix.

Risk exposure

Nordea prioritises earnings stability and stable credit quality before growth. Nordea aims at limited and controlled risk exposure while constantly availing itself of opportunities to increase profits and return on capital within acceptable risk limits. The average loan losses over a business cycle should not exceed 0.40% of the loan and guarantee portfolio. Market risks related to investment activities should not lead to an accumu-

Business definitions

Return on equity
Net profit before minority interest and goodwill depreciation as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests and excludes remaining goodwill.

Cost/income ratio
Operating expenses before loan losses and goodwill as a percentage of operating income and share of profit/loss from companies accounted for under the equity method as well as investment earnings (banking), as reported in the operational income statement. Operating profit from insurance activities are excluded.

TSR
Total shareholder return measured as growth in the value of a shareholding over a specified period, assuming that dividends are re-invested at the time of payment to purchase additional shares.

Tier 1 capital ratio
Tier 1 capital as a percentage of riskweighted-amounts.

Total capital ratio
Capital base as a percentage of riskweighted-amounts.

Loan losses
Average loan losses over a business cycle not to exceed 0.40% of loans and guarantees

Flat cost base
Measured against reported costs in 2002. However, should performance in 2003 improve to such an extent that it triggers a pay-out in the current profit-sharing and management incentive schemes, such costs are not expected to be absorbed within the target cost base. Furthermore, significant changes in Nordea's structure or business mix may cause a revision of the cost target.

lated loss in investment earnings exceeding one quarter's normalised earnings at any time in a calendar year. Operational risks should be kept within manageable limits at reasonable cost.

Dividend and capital ratio

Nordea is pursuing a policy of high dividends. The annual level depends on market return requirements and the amount of capital needed for development of activities. Dividend payment will normally exceed 40 percent of the net profit for the year.

Efficient use of capital will contribute to the profitability target and shareholder value creation. Nordea aims at a tier 1 capital ratio above 6.5% and a total capital ratio not lower than 9%. Internally, economic capital is used as a measure of the amount of capital required to cover unexpected losses thereby reflecting the actual risks taken. Economic capital is allocated to business areas reflecting all categories of risk, ie credit, market, real estate, operational and business risks.

Peer group		Total shareholder return, %	
		2002	2001
Nordic banks	Danske Bank	−9.4	−3.1
	Den norske Bank	−14.9	−10.2
	Sampo	−10.7	−9.6
	SEB	−21.0	−4.0
	SHB	−22.4	−2.0
	Swedbank	−17.2	−5.5
European banks	Abbey National	−43.8	−15.3
	ABN AMRO	−9.6	−21.8
	Allied Irish Bank	2.4	8.6
	Bank of Ireland	−3.7	1.7
	Barclays	−29.7	13.2
	BNP Paribas	−20.8	10.2
	HBOS	−14.1	−6.2
	Commerzbank	−56.4	−40.8
	HypoVereinsbank	−54.7	−41.9
	KBC	−16.4	−15.5
	Lloyds TSB	−36.7	10.9
	Royal Bank of Scotland	−8.7	8.3
	Société Générale	−8.8	−1.7
Nordea		**−28.1**	**−19.8**

Key performance indicator

	2002	2001	Target
Total shareholder return, peer group ranking	15	17	In the top five of the peer group
Return on equity excluding goodwill, %	11.3	19.2	Sustainable RoE >15% from 2004
Costs, EURm	3,745	3,389	Same cost level through 2004 as in 2002
Cost/income ratio, %	64	58	< 55% from 2005 and with present business mix
Loan losses ratio, %	0.19	0.29	< 0.4% of loans and guarantees over a business cycle
Dividend pay-out ratio, %	76	44	> 40% of net profit
Tier 1 capital ratio, %	7.1	7.3	> 6.5%

Group result

Operational income statement

Quarterly development

EURm	Note	Q4 2002	Q3 2002	Q2 2002	Q1 2002	2002	2001
Net interest income		885	874	855	837	3,451	3,465
Commission income	1	388	371	396	380	1,535	1,432
Trading		130	127	137	136	530	543
Other		54	34	37	29	154	165
Total income		**1,457**	**1,406**	**1,425**	**1,382**	**5,670**	**5,605**
Personnel expenses		−545	−521	−514	−506	−2,086	−1,878
Other expenses		−448	−404	−408	−399	−1,659	−1,511
Total expenses	2	**−993**	**−925**	**−922**	**−905**	**−3,745**	**−3,389**
Profit before loan losses		**464**	**481**	**503**	**477**	**1,925**	**2,216**
Loan losses, net		−76	−66	−56	−63	−261	−373
Equity method		16	4	17	15	52	95
Profit before investment earnings and insurance		**404**	**419**	**464**	**429**	**1,716**	**1,938**
Investment earnings, banking		41	39	31	11	122	172
Operating profit, life insurance		44	−13	−26	−3	2	−17
Operating profit, general insurance		0	−4	−87	−31	−122	−18
Goodwill depreciation		−43	−42	−44	−42	−171	−147
Operating profit		**446**	**399**	**338**	**364**	**1,547**	**1,928**
Allocation to pension foundation		17	−120	−152	–	−255	–
Taxes		−140	−86	−79	−100	−405	−360
Minority interests		0	0	0	0	0	0
Net profit		**323**	**193**	**107**	**264**	**887**	**1,568**
EPS		0.10	0.07	0.04	0.09	0.30	0.53
EPS, rolling 12 months up to period end		0.30	0.38	0.37	0.49	0.30	0.53

Note 1
Commission income, EURm

Brokerage	35	38	46	55	174	271
Asset management/Investment funds	108	101	115	126	450	448
Issue of securities	7	6	5	4	22	46
Lending	95	86	91	87	359	334
Deposits and payments	195	189	183	157	724	525
Foreign exchange	15	11	10	8	44	37
Other	39	33	35	26	133	94
Commission expenses	−88	−85	−83	−77	−335	−302
Net commission income	406	379	402	386	1,573	1,453
Of which investment activities	−18	−8	−6	−6	−38	−21
Commission income	**388**	**371**	**396**	**380**	**1,535**	**1,432**

Note 2
Expenses, EURm

Personnel[1]	547	523	515	506	2,092	1,885
Information technology[2]	136	111	113	103	463	379
Marketing	34	21	36	23	114	99
Postage, telephone and office expenses	62	50	52	60	224	190
Rents, premises and real estate expenses	89	79	74	71	313	314
Other	131	146	134	145	554	535
Expenses	999	930	924	908	3,760	3,402
Of which investment activities	−5	−5	−2	−3	−15	−13
Expenses	**994**	**925**	**922**	**905**	**3,745**	**3,389**

1 Profit related personnel expenses including profit-sharing systems were EUR 79m in 2002 (full year 2001 EUR 115m).
2 Refers to IT operations, service expenses and consulting fees. Total IT-related costs including personnel etc (excluding IT expenses in insurance operations) were EUR 758m in 2002 (full year 2001 EUR 709m).

Comments to the operational income statement

Operating profit for the year 2002 was EUR 1,547m (EUR 1,928m) a reduction of 20% compared to 2001.

Total income increased by 1% and expenses increased by 11%. The development reflects the acquisition of Postgirot Bank and underlying growth in the business volumes coupled with a pressure on margins following falling interest rates during the year and drop in equity related commission income.

Income

Total income was EUR 5,670m (EUR 5,605m) , an increase of 1% compared to 2001. Net interest income was EUR 3,451m unchanged compared to a year ago. Volume growth, mainly deposits and mortgage lending to personal customers has compensated for lower deposit margins following lower interest rates. Lending margins were stable within Retail Banking and increased somewhat for large corporate clients. During the last 12 months lending and deposits have increased by 6% and 6%, respectively.

Commission income increased by 7% to EUR 1,535m (EUR 1,432m) reflecting strong growth in transaction volumes. The number of e-customers rose to 3.3 million by the end of the year, and in December, a new all-time high was registered in the number of payments on the e-bank.

Trading income, mainly comprising income related to foreign exchange and derivatives trading with customers, was maintained at a stable level of EUR 530m (EUR 543m)

Expenses

Total expenses were EUR 3,745 m (EUR 3,389m), an increase by 11%, reflecting the acquisition of Postgirot Bank AB (publ) as well as underlying growth in business volume.

Personnel expenses were EUR 2,086m (EUR 1,878m).

Other expenses were EUR 1,659m (EUR 1,511m), an increase of 10%. Costs for IT represent 20% of total expenses.

The cost/income ratio was 64% (58%). Postgirot Bank represented an increase of approximately 2 % points.

Loan losses

Loan losses were EUR 261m (EUR 373m). The reduction was mainly a result of the general provision of EUR 100m made in 2001.

Investment earnings

The weak equity markets in 2002 had a negative impact on investment earnings, banking, which were reduced by EUR 50m to EUR 122m.

Pension commitments

Pension commitments not recognised in the balance sheet have to be covered by assets of pension foundations. At the end of the year, aggregate assets in the Group's pension foundations exceeded pension commitments not recognised in the balance sheet by EUR 46m reflecting a surplus in Finland.

The volatility in Nordea's accounts resulting from allocation to pension foundations in the second and third quarter 2002, was related to the Swedish pension foundation. In total the allocation cost amounted to EUR 255m in 2002.

At the end of the fourth quarter, the equity exposure in the pension foundations represented 22% of total investments, compared to 24% at the end of the third quarter.

Taxes

Taxes amounted to EUR 405m in 2002 (EUR 360m). In 2001, the low tax rate was mainly explained by the utilisation of a loss carry forward in the former Merita Real Estate Ltd.

Net profit

The net profit was EUR 887m (EUR 1,568m), corresponding to EUR 0.30 (EUR 0.53) per share. Return on equity (excluding goodwill) was 11.3% (19.2%).

Business area result

Results by business area 2002, EURm[1]

	Business areas						
	Retail Banking	Corporate and Institutional Banking	Asset Management & Life[2]	Group Treasury	General Insurance[3]	Other	Total
Customer responsible units:							
Income	4,394	1,129	238	106		-197	5,670
Expenses	-2,566	-607	-158	-30		-384	-3,745
Loan losses	-209	-23				-29	-261
Equity method		12				40	52
Profit before investment earnings and insurance	1,619	511	80	76	0	-570	1,716
Investment earnings, banking				38		84	122
Operating profit, life insurance			2			0	2
Operating profit, general insurance					-122	0	-122
Goodwill	-22	-8				-141	-171
Operating profit	**1,597**	**503**	**82**	**114**	**-122**	**-627**	**1,547**
of which:							
Q4	345	137	61	27	0	-124	446
Q3	418	120	2	31	-4	-168	399
Q2	427	121	-3	21	-87	-141	338
Q1	407	125	22	35	-31	-194	364
Return on equity, %	22	16					11,3
Cost/income ratio, banking, %	58	54	66	28			64

1 According to the new organisation effective as of 1 October 2002.
2 Operating profit, life insurance, Q1 2002 EUR -3m, Q2 2002 EUR -26m, Q3 2002 -13m and Q4 2002 44m.
3 The sale of the general insurance activities was completed during Q3 2002.

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. The Group's financial management operations are conducted by Group Treasury.

Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet. When calculating return on allocated capital standard tax is applied.

Capital allocation is based on each business unit's actual risk exposure considering credit and insurance risk, market risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. Economic profit constitutes the basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside the joint unit with Retail Banking. In addition, the business area commands product responsibility for investment funds. The operating profit shown in the accompanying table includes the customer responsible units.

In addition to the three business areas, Group Treasury, with responsibility for managing the Group's own positions in securities portfolios and group funding activities, is also included in the table. The column "Other" includes income and expenses not allocated to business areas, ie funding costs for the cash acquisition of Nordea Bank Norway, results from real estate holdings, expenses in Group functions not defined as services offered to business areas, goodwill depreciation related to the creation of Nordea, central provisioning for loan losses and profits from companies accounted for under the equity method which are not included in customer responsible units.

Group organisation



Board of Directors
Internal Audit Activity
CEO
Group Management Secretariat
Retail Banking
Regional Banks Denmark
Regional Banks Finland
Regional Banks Norway
Regional Banks Sweden
Regional Banks Poland and Baltic Countries
Household
Corporate
Long Term Savings & Life
Planning and Control
Market Support
Product Companies
Corporate and Institutional Banking
Corporate Banking Division
International and Shipping Division
Markets
Investment Banking, Nordea Securities
Asset Management & Life
Investment Management
Investment Funds
Long Term Savings & Life
Nordic Private Banking
European Private Banking
Life & Pensions
Group Processing and Technology
Group IT
Electronic Banking
Global Operations Services
Production and Productivity
Group Corporate Centre
Group Credit and Risk Control
Group Treasury
Group Planning and Control
Group Finance
Investor Relations
Group Corporate Development
Group Staffs
Group Support and Procurement
Group Human Resources
Group Identity and Communications
Group Legal
Group Compliance



What's ***your*** *plan?*

Any service starts and ends with a genuine interest in people. The interest we show brings along with it a genuine desire to listen and understand people's needs. Out of this understanding grows the will and capacity to provide our customers with the very solutions that are right for them.



Retail Banking

Retail Banking in the Nordea Group, % of income 2002



Retail Banking (74%)
Other (26%)

Volumes 2000–2002
EURbn



120
100
80
60
40
20
0
2000
2001
2002
Total lending
Total deposits

Operating profit per country 2002
EURm



700
600
500
400
300
200
100
0
–100
Denmark
Finland
Norway
Sweden
Poland & Baltic

Retail Banking has customer responsibility for personal and corporate customers and develops, markets and distributes a broad range of financial products and services.

Retail Banking is a strongly decentralised profit centre-based organisation where the branch offices and the regions are the profit centres with the responsibility for all business its customers have with the bank, including risks related to such business, the quality of the services offered as well as profitability. This applies irrespective of the channel through which the customer chooses to be served by the bank, be it through branch offices, the Internet or telephone.

The business area comprises 13 regional banks in the Nordic countries. The operations in Estonia, Latvia, Lithuania and Poland are organised into one separate region. The Swedish Postgirot Bank that was acquired in 2001 was integrated into the Nordea organisation during 2002. Nordea has acquired LG Petro Bank in Poland during 2002, and Nordea now ranks among the 15 largest financial service providers in Poland with a total of 50 branches and 17 mortgage outlets, covering all major Polish cities.

Strategic direction

Grow revenue

- Increase share of wallet of existing personal customers and acquire new profitable customers in a multi-channel strategy
- Add value for corporate customers

Ensure operational excellence

- Benchmark processes and structures
- Emphasize Nordic projects and solutions
- Drive e-banking

Optimise use of capital

- Implement economic profit at business unit level
- Refine credit-granting and controls
- Credit-scoring models

Grow revenue

Personal customers

Lending to personal customers continued to grow strongly. The loan volume increased by 10%, or EUR 5.1bn during 2002 to EUR 54.8bn at year-end, growth in lending has been strongest in Norway and Denmark. Deposits from personal customers increased by 7%, or EUR 2.5bn during 2002 to EUR 39.0bn at year-end. Growth in deposits has been strongest in Finland and Norway.

Lending margins were unchanged at 1.7% compared to 2001, while deposit margins decreased by 40 basis points to 2.1% as a result of interest rate decreases.

The coordination between distribution channels is facilitated by customer management systems that contain customer information, which is available in all channels. Such a system is implemented in Denmark, and a groupwide solution will be developed.

A common loyalty programme for personal customers is being introduced in all markets. The programme defines three major customer segments: Gold, Silver and Bronze depending on the customer's business volumes and number of Nordea products. The programme contains price benefits and service benefits in terms of access to a personal bank adviser for Gold and potential Gold customers.

The loyalty programme is supplemented by standardised product packages that covers the customer's financial needs throughout the lifecycle: Children, Junior, Student/Youth, Family and Senior packages are in the process of being implemented in all countries.

Products for personal customers are also packaged to fit the customer's basic needs for bill payments and cash, and complex needs for housing finance, pension savings, financial investments etc. A special emphasis is on providing customers with superior products and advice within the area of long-term savings and investment.

In 2002, the net sale of investment funds to personal and corporate customers was EUR 2.4bn, which is somewhat below the level in 2001.

Efficient customer-base management is ensured through careful allocation of personal bank advisers to Gold and potential Gold customers, and

Lending in Nordea
EURbn


40
35
30
25
20
15
10
5
0
Dec 01
March 02
June 02
Sept 02
Dec 02
Denmark
Finland
Norway
Sweden
Poland & Baltic

Deposits in Nordea
EURbn


25
20
15
10
5
0
Dec 01
March 02
June 02
Sept 02
Dec 02
Denmark
Finland
Norway
Sweden
Poland & Baltic

Mutual funds in Nordea
EURbn


20
15
10
5
0
Dec 01
March 02
June 02
Sept 02
Dec 02
Denmark
Finland
Norway
Sweden

Total savings in Nordea
EURbn


40
35
30
25
20
15
10
5
0
Dec 01
March 02
June 02
Sept 02
Dec 02
Denmark
Finland
Norway
Sweden
Poland & Baltic

Margins

	Margins, %	
	2002	2001
Lending to corporates	1.2%	1.2%
Lending to personal customers	1.7%	1.7%
Total lending	**1.4%**	**1.5%**
Deposits from corporate	1.3%	1.4%
Deposits from personal customers	2.1%	2.5%
Total deposits	**1.8%**	**2.1%**

Volumes (EURbn)		Personal Customers	Marketing tools
117		**9.7 million**	
88	Core	**1.1 million**	Private Banking Gold Programme
23	Intermediate	**1.6 million**	Silver Programme
6	Basic	**7.0 million**	Pricing

Nordea aims at delivering all products and services through all distribution channels, thus ensuring that the customer is experiencing one bank and chooses the appropriate channel, whether it be the local branch office, the telephone or the Internet. In this respect, one of Nordea's major strengths lies in the number of customers who already are accustomed to using conventional banking services through the Internet.

Volumes (EURbn)		Corporate Customers	
51		**1,000,000**	
35	Core	**20,000**	Relationship Managers
10	Intermediate	**55,000**	Relationship Managers
6	Basic	**925,000**	Standardised Concepts

Corporate customers are segmented according to service needs and profitability. A strategic initiative defining and implementing common segmentation and segment-related service concepts has been launched with the objective of increasing customer satisfaction and as a result increase profitability.

through marketing tools towards other customers. Common marketing tools, including direct marketing that has shown good results in Finland and Sweden, will be developed further and implemented in all countries.

In the private banking units that serve high net worth customers, a new concept is being launched. Each customer has a dedicated advisor and is offered a specially developed service package. Besides the standardised offerings specific services are added whenever demanded by the customer and profitable to the bank. In addition, a financial planning tool has been introduced, providing the ability to consistently meet increasing customer demand for quality investment advice.

Corporate customers

Lending to corporate customers increased by EUR 1.4bn to EUR 55.4bn at the end of December 2002 compared to the end of December 2001. This was due to an increase in the loan book in Poland, Finland and Norway, while loan volume to corporate customers decreased in Denmark and Sweden. Deposits from corporate customers increased by 9%, or EUR 2.3bn during 2002 to EUR 27.7bn at year end.

Lending margins for corporate customers were 1.2% in 2002 which is unchanged compared to 2001, deposit margins decreased from 1.4% in 2001 to 1.3% in 2002.

Large corporate customers are served by relationship managers and a common organisational model with a total of 80 corporate competence centres is in the process of being established. Best practice working methods for relationship managers and sales managers will be introduced.

With the development of One-Bank-Solution for corporate customers, a single point of entry to Nordea global network is providing better services for cross-border customers. Also common

Market shares

	Denmark		Finland		Norway		Sweden	
	2002	2001	2002	2001	2002	2001	2002	2001
Household, deposits	22%	23%	34%	34%	9%	8%	20%	21%
Household, bank lending	19%	19%	31%	31%	10%	10%	11%	11%
Corporate, deposits	22%	22%	48%	50%	16%	16%	26%	25%
Corporate, bank lending	26%	28%	46%	46%	18%	17%	16%	16%
Mortgage & housing loans	12%	11%	33%	34%	10%	10%	16%	15%
Funds	27%	27%	24%	28%	9%	9%	18%	19%

cash management solutions have been developed securing quick payments services for customers operating in more than one country.

All corporate customers have full access to all markets where Nordea operates through the extensive branch network. Through a new corporate e-bank that will be launched during 2003, corporate customers can interact electronically with Nordea's 3.3 million e-bank customers.

Customer Satisfaction Index (CSI)

Retail conducts a comprehensive customer survey each year with the purpose of providing to the whole organisation a tool to improve customer satisfaction, and thereby overall profitability.

In 2002, a total of 170,000 personal customers and 36,000 corporate customers were contacted throughout the Nordic countries. The CSI results and trends vary between countries, regions and branches and between customer segments.

The results are used by Retail Banking executives to adjust the customer-centric business models, and in branch regions and branch offices to set targets for customer satisfaction for sub-segments, and to identify and carry out initiatives with a view to reach such targets.

Focus in 2003

The customer-centric business model outlines how all products and services are developed, bundled in packages, and sold to customers through all distribution channels in a way that is convenient for the customers and profitable for Nordea.

The implementation of all elements of the business model for personal customers in all markets is a major focus area for 2003. For corporate customers, the focus in 2003 will be on adding value to corporate customers and initiatives to attract new customers, with a special emphasis on cross sales to Postgirot customers in Sweden.

Ensure operational excellence

Development in 2002

Ensuring cost control has top priority in Retail Banking, and a number of cost control initiatives were taken throughout Retail Banking in 2002. The realisation of cost reductions enabled by automation and centralisation of production as well as e-banking and the multi-channel develop-

E-banking customers
000's


3 500
3 000
2 500
2 000
1 500
1 000
500
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02

E-banking payments, monthly
000's


6 000
5 000
4 000
3 000
2 000
1 000
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Denmark
Finland
Norway
Sweden

E-banking log-ons, monthly
000's


4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Denmark
Finland
Norway
Sweden

Market shares, Nordea
%


50
40
30
20
10
0
Denmark
Finland
Norway
Sweden
Household, deposits
Household, bank lending
Corporate, deposits
Corporate, bank lending
Mortgage & housing loans¹
Funds
¹ only household

ment, remained in focus. The number of employees was reduced by 800 in 2002 to a total of 20,300 at year end.

The total number of transactions show continuous growth and the transaction pattern has changed dramatically from 1999 to 2000 with a 32% reduction in manual transactions and a 37% increase in automated and self-service transactions.

Nordea continued to see strong sales in the growing range of e-banking services and increasing usage. During 2002 the number of e-bank customers increased by nearly half a million to 3.3 million. 306,000 customers had signed up for equity trading on-line. The number of customer logons was 104 million in 2002, which represented an increase of 23 million, or 28%, compared to 2001, and the number of payments was 121 million during 2002, an increase of 24 million, or 25%, compared to 2001.

Nordea had more than 2,100 contracts with merchants using direct e-payments. 700 of them were present at the electronic market place Solo Market. Nordea's e-commerce services also include e-invoicing, e-identification and signature and e-salary.

With the strong growth in e-bank usage Nordea strengthened its position as the world's most widely used e-bank.

Cost control measures in branches
Structural changes in the branch networks have been implemented in Finland and Sweden and are in progress in Denmark. The changes include the merger and restructuring of branches, a reduction of the number of branch managers and

Transactions, household customers 1999–2002
millions


400
350
300
250
200
150
100
50
0
Manual transactions – branches
Manual transactions – booking center
Payment ATMs
Card payments
Cash withdrawal ATMs
Direct debit
Solo payments
1999
2000
2001
2002

the centralisation of production activities. Structural changes will also be implemented in the branch network in Norway in 2003.

Continuous improvement of branch efficiency is supported by internal benchmarking. Branch productivity and financial results differ within and across countries. Through internal competition and individual target-setting, branch managers are constantly urged to improve performance.

Continuous improvement in branch efficiency is also to a large extent enabled by the ongoing initiatives that ensure the automation and centralisation of product-processing activities, and via the customers' increased e-bank usage that reduces the volume of manual transactions.

Focus in 2003
Cost control measures in support functions
The completion of common business models for personal and corporate customers has enabled a further integration and downscaling of all Nordic product/market and service units. Support functions within the regional bank organisations will be downscaled and centralised at one level to ensure cost efficient branch support.

Re-prioritisation of IT projects
Local IT projects have been considerably downscaled allowing for future-oriented projects with a Nordic scope. Projects with a Nordic scope include a single, next generation e-bank solution replacing up to 15 local applications, and the development of methods of payment across all channels and devices.

Central processing costs
Approximately one third of Retail Banking's cost base is central processing costs that are governed through service level agreements with Group Processing and Technology. Such costs will be monitored closely, and cost-control measures will be taken on an ongoing basis.

Optimise use of capital

Optimal allocation of capital in Retail Banking is ensured by the finetuning and roll-out of the economic profit concept that support profitable pricing and service standards.

Development in 2002
Economic capital was EUR 5.4bn, an increase of 8% compared to 2001.

Optimal allocation of capital in Retail Banking is ensured by the finetuning and roll-out of the economic profit concept that support profitable pricing and service standards.

Focus in 2003

The size and quality of assets will be carefully observed and proactive risk management procedures will be enforced.

The economic profit concept will be fine-tuned and reporting at customer level for corporates will commence in 2003 based upon unified customer ratings. The roll-out will create a clear picture of risk and capital needs towards single customers with the goal of adjusting customer service strategies and pricing policies accordingly.

A number of initiatives aiming at improved loan and credit processes for personal and corporate customers have been identified and will be implemented. The initiatives include credit scoring models for personal and small corporate customers and common limit and credit documentation systems and procedures for corporate customers.

Result 2002

The result for 2002 showed stable development, despite deteriorating economic and market conditions. Total income increased by 4% compared to last year, comprising income growth in Sweden and Norway and slight decline in Finland and Denmark.

Volume growth has been strong, to a high degree offsetting the negative impact on net interest income stemming from the continued decline in rates, which has lowered the interest margin on deposits. Net interest income increased by 2%. Net commission and other income increased in all countries, but especially in Sweden as an effect of the acquisition of Postgirot Bank. Net commision increased by 10% and total income showed an increase of 4%.

Strict cost control ensured that the cost/income ratio were flat in Finland and Denmark, down in Norway, while the cost/income ratio increased by 5% in Sweden to 62% as a consequence of the Postgirot Bank acquisition. The cost/income ratio was 58% in 2002 compared to 58% in 2001, which did not contain Postgirot Bank.

Loan losses in Retail Banking were EUR 209m in 2002, compared to EUR 165m in 2001. 3/4 of the losses related to Retail Norway and were to a high degree related to exposures to the fish-farming industries. Loan losses in the other countries were very low regardless of the deteriorating economic climate.

Operating profit before loan losses was EUR 1,828m, almost unchanged compared to 2001, while operating profit at EUR 1,597m represented a slight decrease from 2001. Return on equity remained at a high level of 22%.

		Full year 2002	Full year 2001
Operating profit, EURm		1,597	1,612
Return on equity		22%	24%
Cost/income ratio		58%	58%
Customer base:	personal customers, million	9.7	8.9
	corporate customers, million	1.0	0.6
Number of employees (full-time equivalents)[1]		20,300	20,300

[1] Number of employees in 2002 includes LG Petro Bank.

Retail Banking by market EURm

	Total		Retail Denmark		Retail Finland		Retail Norway		Retail Sweden		Poland & Baltic	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net interest income	3,069	3,006	831	866	879	943	420	384	900	780	29	24
Net commission & other inc.	1,325	1,199	317	311	339	324	184	165	424	381	21	11
Total income	**4,394**	**4,205**	**1,147**	**1,177**	**1,218**	**1,267**	**604**	**549**	**1,324**	**1,169**	**50**	**35**
Total expenses	−2,566	−2,426	−661	−686	−601	−627	−402	−395	−826	−666	−49	−29
Profit before loan losses	**1,828**	**1,779**	**487**	**492**	**617**	**640**	**202**	**154**	**498**	**495**	**1**	**6**
Loan losses	−209	−165	−46	−59	−1	−37	−147	−21	−8	−23	−5	−2
Allocation of goodwill	−22	−2	0	0	0	0	0	0	−18	0	−4	−2
Operating profit	**1,597**	**1,612**	**441**	**432**	**616**	**604**	**56**	**134**	**472**	**472**	**−8**	**2**
Cost/income ratio, %	58%	58%	58%	58%	49%	49%	67%	72%	62%	57%	98%	82%
Return on allocated capital, %	22%	24%	23%	23%	38%	39%	4%	12%	21%	23%	−10%	4%

Corporate and Institutional Banking

Corporate and Institutional Banking in the Nordea Group, % of income 2002



Corporate and Institutional Banking (21%)
Other (79%)

Lending volumes 2000–2002
EURbn



35
30
25
20
15
10
5
0
2000
2001
2002

Operating profit per division
EURm



500
400
300
200
100
0
-100
Corporate division
Shipping, Offshore and Oil Services
Investment Banking
Other
Markets[1]

[1] Markets has a product responsibility for trading products such as FX, fixed income and related derivatives and is evaluated by monitoring the product result. The product result includes all revenues and expenses to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

Corporate and Institutional Banking delivers a range of products and services to corporate and institutional customers and has customer responsibility for large corporates, shipping, offshore and oil services companies and financial institutions. Nordea's investment banking services are offered through Nordea Securities.

Corporate and Institutional Banking's primary customer base consists of some

- 450 large Nordic corporates
- 150 Nordic financial institutions
- 100 international financial institutions
- 100 Nordic and international shipping companies

Strategic direction

Grow revenue

Nordea has a strong position in the markets of Nordic corporate and institutional banking, including:

- A broad relationship base with corporates and institutions in the Nordic countries
- An internationally leading ship finance operation
- A leading Nordic position in debt-capital markets and derivatives.

Profitable revenue growth will build on these strengths, with special focus on:

- Enhancing position among large corporates in Sweden
- Servicing financial institutions
- Gaining market share in debt capital markets

Ensure operational excellence

Corporate and Institutional Banking is well positioned to achieve a beneficial cost development in the short and medium term with emphasis on:

- Streamlining international activities
- Refocusing Nordea Securities
- Reducing portfolio of development projects

Optimise use of capital

Corporate and Institutional Banking aims to develop its business without using more capital through:

- Limited use of balance sheet
- Pricing according to risk
- Increased proactivity and more strict monitoring of credit portfolio

Grow revenue

The business environment for Nordic corporates in 2002 has been characterised by slow economic growth and uncertainty about when the economic cycle will turn. Investment decisions and structural transactions have been held back.

The very weak equity market developments have caused substantial challenges in the asset management and investment banking segments of the financial industry. Sharply reduced income has necessitated a reduction in the size of operations in a number of firms.

In this challenging market, Nordea has managed to secure a satisfactory deal flow with Nordic corporate customers in all four Nordic countries. Notable successes within cash management, debt capital markets and acquisition finance has helped counteract effects of somewhat subdued loan demand. Lending margins have increased.

Efforts to enhance the position in Sweden among Swedish corporate customers have started to produce results. Nordea's acquisition of Postgirot Bank has considerably strengthened the menu of cash management services available.

As regards Nordic financial institution customers, 2002 was a record year for Nordea, with strong growth in all four Nordic countries and particularly in Sweden. Pan-Nordic cash management and custody services solutions for several leading investment banks/broker dealers were established. Nordea became total service provider to some of the largest Nordic pension funds. In Finland, Nordea was awarded the contract for cash management and custody services for the Finnish government.

Services to international financial institutions were further developed. Agreements were reached with several international banks to provide custody services in all four Nordic home markets.

In the shipping, offshore and oil service segments, the year began with rather weak demand, but the deal flow increased in the second half of the year. Nordea has arranged and co-arranged new transactions for more than USD 7bn, on par with last year's record level. The position among the Nordic and international customer base has been further strengthened. Nordea won the Best Overall Institution for Syndicated Loans Award 2002 by Lloyd's Shipping Economist.

Products and services

Nordea's Nordic cash management services were developed further. Cash management offerings were harmonised in the Nordic countries and the international branches with regard to pooling, cash concentration and netting. By the end of the year Corporate e-bank, an Internet-based application giving real time access to accounts in all four Nordic home markets, went live with pilot customers.

In foreign exchange, money market and fixed income, 2002 was characterised by continued high activity levels and strong customer focus. As part of the efforts to strengthen the capabilities in the euro market, Nordea obtained dealership for Deutsche Bundesbank and the Belgium Ministry of Finance. Furthermore, Nordea made arrangements to join TradeWeb – the world's leading online trading network for fixed-income securities.

In derivatives, efforts to deal with customers' needs in a more comprehensive way continued in 2002. In the corporate segment, demand for solutions based on interest and FX derivatives increased. Among institutional customers, duration-adjustment solutions and interest rate hedge strategies were in good demand. An asset/liability management concept was further developed and targeted towards new groups of institutional customers with promising results.

During the year Nordea secured a position as the number one mandated arranger and bookrunner

Syndicated loans: Nordea's position[1]

	2001	2002
Nordic Corporates		
League table position	# 3	# 1
Market share	11%	18%
Swedish corporates		
League table position	# 9	# 1
Market share	3%	14%

[1] Based on loan volumes. Source: Dealogic Loanware

Equity market development

	Market turnover		Market index
	2002 EUR bn	Change 2002/2001	Change 2002
Denmark	55.4	−30.1%	−26.8%
Finland	188.7	−6.9%	−32.8%
Norway	56.8	−13.4%	−31.1%
Sweden	297.6	−30.9%	−37.4%

Stock exchange market shares 2002



Copenhagen
Helsinki
Oslo
Stockholm
Nordea Securities (13%)
Nordea Securities (8%)
Nordea Securities (7%)
Nordea Securities (5%)

Custody business



Assets, EURbn
No. of transactions, million
500
400
300
200
100
0
5
4
3
2
1
0
2000
2001
2002
Institutional assets under custody
No. of custody transactions

in syndicated loans for Nordic corporate borrowers, and reached the first position also as regards Swedish corporates.

Despite difficult secondary markets, characterised by low liquidity and volatile credit spreads, the credit bond issuance activities were further developed, and Nordea's position in the Eurobond market was strengthened. In terms of issues arranged, Nordea now holds the leading position among Nordic financial institutions.

Trade finance and export and project finance business developed well, with increasing income in 2002 in spite of low growth of Nordic exports and stricter focus on transactions related only to Nordic customers. In acquisition finance, Nordea was lead or co-lead arranger in many of the medium-sized transactions completed by private equity funds.

In equities and corporate finance, market conditions deteriorated further compared to 2001. Nordic stock market indices fell by an average 32% and stock market turnover by 23%. The market for rights issues was very weak. In this environment, Nordea Securities' income fell by 30% compared to 2001. In relative terms, Nordea Securities maintained and in some areas strengthened its market position. In the fourth quarter, Nordea Securities acted as Joint Global Coordinator in Outokumpu's EUR 300m rights offering. In Nordic M&A, the company ranked second among the Nordic advisers in 2002. Business deals included advising Navision Software in relation to the public bid from Microsoft and advising Kone on its public bid for Partek. On the Nordic stock exchanges, Nordea Securities ranked fourth in terms of turnover.

Custody Services' transaction volume continued to increase substantially during 2002, while the volume of assets under custody at the end of 2002 was 6% lower compared to end 2001. A series of

new mandates were won both locally and globally, in both the traditional custody business and in issuer services. Custody Services won the Euromoney award for excellence in the category Best at Custody in Nordic/Baltic region.

Focus in 2003

An organisational change implemented in October 2002, bringing key product units closer to the customer responsible units, will ensure even better coordination and prioritisation in meeting customer needs. Focus in 2003 will remain on enhancing Nordea's position in corporate and institutional banking in Sweden, with a continuation of the current positive trend to be expected. Also, further improvements will be made in services to financial institution customers.

Further enhancements of the cash management offerings, including improved Nordic cash pool services and continued build-up of Corporate e-bank as a common electronic banking system, are of key importance regarding product development.

Ensure operational excellence

In order to achieve the scale benefits from operations in FX and money market products, development of centralised, cross-border platforms for processing and settlement of trading was initiated late 2001 (Trading Infrastructure Programme). The programme is progressing in accordance with plans and will be finalised during 2003.

Furthermore, a programme has been started up to increase efficiency in the processing of trade finance transactions aiming at centralisation of processing to one location, with scheduled completion in 2004.

Customer trading on e-Markets, Nordea's Internet-based distribution channel for FX and money market products, is now available in all Nordic countries. It is the aim to increasingly handle customer trading in these products through e-Markets.

Nordea Securities has taken specific actions to adapt the organisation to the current difficult market environment and ensure return to profitability. A more focused strategy that targets its Nordic client base has been implemented, with emphasis on improving the position in the Swedish market. Resources and attention are directed to core markets where Nordea Securities can gain leverage from Nordea's strong franchise. The cost level has been reduced by approximately 40% during the year, following personnel reductions and closure of the offices in London and New York. The number of staff was reduced successively from 609 at the end of 2001 to 449 by the end of 2002.

Customer satisfaction

Corporate Banking Division is on an annual basis monitoring the development in customer satisfaction. The survey for 2002 has reconfirmed Nordea's unchallenged position as the clear number one in the Nordic market.

Focus in 2003

For cost reasons and to ensure efficiency in execution, IT development projects in 2003 will be focused on a few key areas. The most important of those are projects to reap scale benefits from Nordic processes, enhancements of cash management services and improvements of e-banking capabilities.

Continued refinements of operations will provide additional efficiency improvements in 2003. This includes further consolidation of the operations in the international branch office network, where the focus at supporting Nordea's Nordic customers in achieving their international strategies will be sharpened further in the years ahead.

Optimise use of capital

The use of economic capital has decreased in Corporate and Institutional Banking in 2002, as a consequence of

- Planned run-off of non-core credit portfolios
- Active syndication of credits, particularly in shipping
- Weak demand for credits in some sectors
- The decline in the USD/EUR exchange rate

The framework of economic capital and economic profit has been implemented in Corporate and Institutional Banking. Tools have been taken into use to apply this framework in the daily business transactions.

Focus in 2003

Efforts to improve the use of economic capital will continue, with emphasis on using debt capital market products, syndications and asset distribution in general.

Results

Income totalled EUR 1,129m, down by EUR 54m or 4% from the previous year. The strong growth in off-balance-sheet-related earnings mainly in Corporate Banking and Markets partly compensated the sharp income drop in investment banking business, EUR 46m from 2001, and a decline in earnings from foreign branches, EUR 24m from 2001. The net interest income declined EUR 28m explained by the decreased volume of on-balance-sheet lending.

Total cost amounted to EUR 607m, up by EUR 24m or 4% from the previous year. The increase was attributable to high restructuring cost of EUR 51m following decisions to take further actions to adjust

Operating profit 2002 by main areas

EURm	Total	Corporate Banking	International & Shipping	Investment Banking[1]	Other	Markets[2]
Net interest income	417	289	125	–	3	–
Other income	712	559	67	93	–7	480
Total income	**1,129**	**848**	**192**	**93**	**–4**	**480**
Total expenses	**–607**	**–383**	**–70**	**–121**	**–33**	**–212**
Profit before loan losses	**522**	**465**	**122**	**–28**	**–37**	**268**
Loan losses	–32	–49	–18	0	35	0
Country risk	9	9	0	0	0	0
Equity method profit	12	0	0	0	12	0
Depreciation on goodwill	–8	–5		–2	–1	
Operating profit	**503**	**420**	**104**	**–30**	**9**	**268**
Lending, EUR bn	25.5	18,5	7.0	–	0.0	

[1] Numbers include income and cost related to the division's activities as a customer responsible unit. In addition, the division have income and cost related to its service and product responsibility and that are allocated to other customer responsible units within the group.

[2] Markets has product responsibility for trading products such as FX, fixed income and related derivatives and is evaluated by monitoring the product result. The product result includes all revenues and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

the cost to deteriorated income potential in investment banking business and to further streamline operations in Corporate Banking Division as well as in the international network. The underlying cost decreased by EUR 27m as a result of good progress in the completion of merger synergies. The number of personnel decreased by 227 to 2,436.

Credit quality has remained satisfactory in 2002. Net loan losses in 2002 were EUR 32m compared to EUR 266m in 2001, representing 0.1% of total lending. The remaining amount of general loan loss provision, EUR 36m, which was booked in the third quarter 2001, was fully released during the year.

Operating profit improved to EUR 503m compared to EUR 355m in 2001. Return on equity went up to 16% from 10% in the previous year.

Corporate and Institutional Banking 2002 EURm[1]

	Full year 2002	Full year 2001
Net interest income	417	447
Other income	712	736
Total income	1,129	1,183
Total expenses	–607	–583
Profit before loan losses	522	600
Loan losses	–32	–266
Transfer risk	9	12
Equity method	12	14
Depriciation of goodwill	–8	–3
Operating profit	503	357
Return on equity, %	16%	10%
Cost/income ratio, %	54%	49%
Lending, EUR bn	25,5	30,9
Number of employees (full-time equivalents)	2,436	2,663

[1] According to the new organisation as from 1 October 2002. Figures have been restated to reflect the new organisation.

Asset Management & Life

Asset Management & Life in the Nordea Group, % of income 2002


Asset Management & Life (4%)
Other (96%)

Assets under management 2000–2002
EURm


120
100
80
60
40
20
0
2000
2001
2002

Result by activity 2002
EURm


100
80
60
40
20
0
Investment Management
Private Banking¹
Investment Funds
Life

[1] Excluding the majority of Nordic Private Banking which is included in Retail Banking.

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and in the retail savings market in general.

Strategic direction

Grow revenue

Sales and customer relations will be further prioritised while the volatility of Life profits will be reduced. The strategic aim is to:

- Capture share of expected growth in the long-term savings and life area
- Reduce volatility in Life & Pensions

Nordea's operating model for Asset Management & Life is fully integrated and ready to exploit opportunities for revenue growth as they reappear.

Ensure operational excellence

All activities are being reviewed on an ongoing basis to adjust to market developments and focus on core competencies with the aim to:

- Centralise equity and fixed-income processes
- Standardise service concepts
- Streamline support functions

Non-core activities will be divested or discontinued to ensure a focused and efficient platform for future growth within Asset Management & Life.

Optimise use of capital

Nordea is introducing the concept of economic profit in its Life business.

Traditionally, Life & Pensions used significant economic capital. By active asset/liability management and the development of next-generation products, the new business model will increase capital efficiency.

Grow revenue

Nordea remains the leading Nordic asset manager. Assets under management were down to EUR 95.9bn at the end of 2002 compared to EUR 105.2bn at the end of 2001.

Significant long-term growth in savings is expected despite the downturn in 2002. Nordea will profit from this by attracting the future savings flows directly from retail customers and indirectly by exploiting the accelerating trend towards outsourcing in the area of institutional asset management.

On the retail side, only Nordea has a full Nordic footprint in both investment funds, life & pensions and private banking and is unrivalled in its Nordic retail distribution power. The Group's capacity for advice on customers' total savings portfolio derives from its fully integrated operating model for Asset Management & Life. As demands for quality advice from customers and regulators continue to increase, this is a major competitive advantage.

In the area of institutional investment management, Nordea is alone among the Nordic players with an investment process that is internationally recognised and competitive: The Thematic Investment Process® or TIP®. With European and International equities among its core products, Nordea stands to benefit rather than lose from the trend towards increased internationalisation of equity portfolios. Moreover, together with the Luxembourg-based Value process used in the European fund distribution, the TIP® allows Nordea to leverage its competencies by profitably gathering assets outside its Nordic home markets.

Development in 2002

Despite a strong market position, the effect of a reduced asset base coupled with a change in customers' asset mix reduced margins. Revenues were significantly lower than in 2001.

2002 saw continued strong results in European Private Banking and European Fund Distribution, proving the value of geographical diversification. Net inflows to these activities reached EUR 1.7bn and Nordea was cited among the top European cross-border fund managers by the Financial Times. The year also proved successful in terms of leveraging the TIP® by winning new institutional mandates in Europe and North America.

Total assets under management

EURbn



120
100
80
60
40
20
0
1998
1999
2000
2001
2002
Institutional clients
Insurance (internal)
Investment funds
Private banking
Property Life & Pension

Approximate distribution of assets end of 2001



International equities (29%)
International fixed income (10%)
Nordic equities (23%)
Nordic fixed income (38%)

Approximate distribution of assets end of 2002



International equities (20%)
International fixed income (12%)
Nordic equities (13%)
Nordic fixed income (55%)

Market shares of Nordic Investment funds 2002



Nordea (20%)
Swedbank (15%)
SEB (10%)
Danske Bank (8%)
Handelsbanken (7%)
Other (40%)

In the Nordic retail segment, Nordea reacted to the deteriorating environment by continuing to stress advice on asset allocation and the portfolio approach as the key to overall investment return. Nordea successfully defended its share of total Nordic fund assets under management, which remains virtually unchanged compared to 2002.

Within Life, Nordea, along with the industry as a whole, has faced challenges of volatility and insufficient profitability. To address these issues, equity exposure was gradually reduced through a combination of outright sales, hedging and a separation of shareholders' equity and policyholders' reserves in Denmark. This has reduced volatility in earnings and – combined with the introduction of a new business model using economic profit as the main steering parameter – will improve returns to shareholders.

Focus in 2003

For Asset Management & Life, the main competitive parameters are the quality of Nordea's products and advice to customers in the broadly defined savings area. The active use of these to promote both new sales and customer retention will be the main focus for 2003 . Product development will also be prioritised as will profitable growth in the Group's European distribution channels for funds and institutional asset management.

Ensure operational excellence

Nordea aims to excel in the provision of both advice and investment products in order to be recognised as the best partner for wealth creation. At the same time, the current market environment accentuates the need for focused strategies and the importance of efficiency and firm control of costs.

Performance in 2002

In a survey of investment performance published by Euromoney Global Investor in October, Nordea was ranked as no 22 out of over 100 US and European fund groups. This meets Nordea's strategic target of top-quartile performance on an overall level. However, performance in several products was below expectations, especially during the first half of the year. In the second half, remedial actions were taken. At the same time, Nordea was chosen by Lipper as European equity fund group of the year and individual funds won awards in several European countries. Nordea's North American Value fund took the majority of these.

In the second quarter, Investment Management centralised the management of European, US and Global equities in Copenhagen, focusing resources on the internationally recognised Thematic Investment Process® (TIP®). As the external environment deteriorated further, Investment Management announced additional measures to improve cost-efficiency. A considerable number of redundancies in Investment Management during 2002 resulted in a more focused platform.

The other business units of Asset Management & Life also took initiatives to reduce cost and improve focus on an ongoing basis. Standardised service concepts based on advanced customer typology are being implemented in both Nordic and European Private Banking, while support functions for the affluent and high-net-worth-individual segments have been merged. Moreover, in order to focus fully on the Nordea brand, Trevise – a subsidiary of Nordea operating under its own brand – will be fully integrated into Nordea Private Banking.

Customer satisfaction

To track satisfaction, Investment Management uses an external survey of investment management firms conducted among clients and prospects during 2001/2002. On a scale from 1 to 5, Investment Management scored 4 or above in all Nordic countries. Nordea's relative position in the institutional segment was strongest in Denmark and Finland with room for improvement in Sweden and Norway.

A customer satisfaction survey among Nordea's Nordic private banking customers has been conducted in 2002. The results indicate a high level of customer satisfaction, with some national variations.

In April 2002, Nordea's European fund distribution was voted among the best in quality of client service to third-party fund distributors and IFA's in a poll conducted by the German-language trade magazine *Fonds professionell.*

Long Term Savings & Life measures customer satisfaction among retail customers in the area of savings and investments using results from the Retail Banking CSI-survey.

Focus in 2003

The implementation of common, cross-border portfolio management and fund administration

systems is central to Nordea's efforts to extract all synergies and ensure maximum cost efficiency and will continue in 2003. The standardised service concepts for private banking launched in 2002, will be fully rolled out in 2003.

Optimise use of capital

With asset management demanding only limited economic capital, the focus in this area is on Nordea's Life activities. The Group aims to be a leader in the ongoing transformation of the Life & Pensions industry. This entails moving to a business model based on the pricing of risk through economic capital to ensure long-term financial viability.

Performance in 2002

Following the move to separate Life from the general insurance business divested during the year, the implementation of a new business model for Life began. As part of this process, responsibility for asset/liability management, product development and other areas was placed in new Nordic staff functions to improve control and extract synergies. Increased control was first applied in risk management, reducing volatility and improving results beginning in the third quarter of 2002.

Focus in 2003

2003 will see the full implementation of the new economic business model. Product development facilitating better long-term returns for customers will play a central role in this process, as will the full integration of Life & Pensions products into Nordea's portfolio approach to retail savings. Finally, business lines where profitability is insufficient to cover the capital charge implied by their level of risk will be restructured, divested or closed.

Result

Product result for Asset Management in 2002 was influenced by weaker net inflows and changed asset allocation. Revenues were EUR 477m, down 10% compared to 2001. Focused cost control led to a reduction in operating expenses, so that cost/income ratio before distribution expenses was slightly improved from last year. However, calculated expenses related to distribution in Retail Banking increased, so that total expenses were at EUR 299m, up 6% from last year.

Product result for Life was at EUR 2m, an improvement from last year's loss of EUR 17m. The main reason for the improvement in the product result is the improvement in investment return reflecting the reduction in equity exposure that took place during 2002 and reduced interest level in certain countries. Financial buffers were reduced considerably during the year, being used to fulfil guaranteed returns to policy holders. Net written premiums were EUR 2.5bn, down 7% from last year. Premiums from traditional life were unchanged from last year while unit-linked premiums fell considerably.

Key figures – Asset Management activities

EURm	Full year 2002	Full year 2001
Revenues	477	528
Expenses	−196	−223
Distribution expenses	−103	−60
Product result	**178**	**245**
of which profit within Retail Banking	*84*	*155*
Operating profit, customer responsible units	80	90
Cost/income ratio, % – CRU's	66	64
Assets under Management, EURbn	96	105
Number of employees (full-time equivalents)	853	846

Key figures – Life activities

EURm	Full year 2002	Full year 2001
Traditional life insurance		
Premiums written, net of reinsurance	2 021	2 034
Normalised investment return [1]	1 047	1 144
Benefits paid and change in provisions	−2 628	−2 755
Insurance operating expenses	−125	−112
Normalised operating margin [1]	**315**	**311**
Fluctuations compared to normalised investment return	−1 016	−1 090
Change in discount rate for life provisions	−243	−211
Actual operating margin	**−944**	**−990**
of which allocated to policyholders	−28	−6
of which to/from financial buffers	988	975
Net profit from Health & Pers. Accident Insurance	−10	–
Operating profit	**6**	**−21**
Unit-linked business		
Premiums written, net of reinsurance	470	632
Operating profit	**−4**	**4**
Total		
Premiums written, net of reinsurance	2 491	2 666
Total operating profit before tax	**2**	**−17**
Of which allocated to Retail Banking	80	n.a
Bonds	14 551	11 205
Equities	2 524	5 001
Property	2 041	1 740
Unit-linked	2 974	3 378
Total investment assets	22 090	21 324
Investment return, % [2]	0.2	−0.7
Technical provisions	21 370	20 534
of which financial buffers	551	1 566
Number of employees (full time equivalents)	943	802

[1] In the statutory reporting investment asets are valued at market price. As a consequence, short term fluctuations in financial markets effects the operating profit. The normalised investment return reflects the expected long term return on investments based on the applicable asset mix within Life operations.
[2] Exclusive of Unit linked business

Group Treasury

Group Treasury in The Nordea Group, % of income 2002


Group Treasury (1%)
Other (99%)

Investments at the end of 2002, EURm


Equities (476)
Bonds (12,061)

Operating profit by main area 2002
EURm


150
100
50
0
−50
−100
Group Funding
Equity Portfolios
Fixed Income Portfolios

Group Treasury is responsible for the Group's own investment portfolio and market risk taking in financial instruments (excluding investments within insurance), as well as group funding and asset and liability management.

Strategic direction

Grow revenue

Group Treasury increases revenue by proactively offering financial solutions and managing the risk mandate:

- Group Treasury supports the Nordea name by enhancing the relationships with rating agencies and investors and hence consistently strives to lower the cost of funds and diversify the funding base
- The risk mandate allocated to Group Treasury is efficiently used to take advantage of the opportunities given in the financial market at all times

Ensure operational excellence

Group Treasury ensures operational excellence in all processes by using benchmarking and best practice. The aim is to:

- Continue to increase the awareness of costs, especially IT costs
- Continue the implementation of the integrated IT platform
- Implement a new framework for management of Nordea's pension funds
- Further streamline the operations within all units

Optimise use of capital

Group Treasury optimises capital through further optimisation of risk opportunities relative to use of capital. Priorities include:

- Further focus on the use of capital in risk taking and managing risk in the banking book
- Management of counterpart credit exposure in deposits and OTC derivatives
- Disinvestment of long-term investments.

Grow revenue

In 2002, Group Treasury's increased focus on direct marketing to money market and fixed income investors which resulted in a more diversified and stable funding base. Nordea's acquisition of Postgirot Bank had a positive impact on Nordea's liquidity position. Revenues from managing the active risk mandate increased.

Ensure operational excellence

In 2002, the equity investment activities were consolidated from three to one location. In order to maximise synergies in funding activities, external operations are now centralised to a limited number of locations while providing a local service in 10 locations.

A new framework for management of Nordea's own pension foundation has been devised and is in full force in Nordea Bank Sweden since 1 January 2003. During first half of 2003 the same framework will be implemented in Nordea Bank Finland and Nordea Bank Norway.

Optimise use of capital

In 2002, some of the larger listed and private equity holdings have been sold. After the reduction in private equity funds the Group at the end of 2002 had EUR 210m invested in private equity with additional 118m in commitments, totalling a maximum of 328m at the end of 2002.

Nordea successfully enhanced its diversification of funding base in 2002. Transactions included the placing of Nordea's first ever GBP denominated perpetual transaction of subordinated Upper Tier II capital in the UK market. Despite the volatile market the GBP 300m bond was well received. In addition, Nordea issued further EUR 300m of subordinated debt in the second half of 2002. Other issues in 2002 included a 12-year EUR 500m subordinated bond. Nordea concluded its 2002 capital raising activity by successfully issuing a USD 800m subordinated bond in the US institutional market. This meant a re-introduction of the Nordea name in the US Yankee market after an absence of 3 years. During 2002 Nordea issued gross EUR 2,071m, the net effect after maturing loans and calls is EUR 1,114m.

Results

Operating earnings from Group Treasury consist of earnings before investments and investment earnings. Earnings before investments is the result of Group Funding activities, whereas investment earnings are the result from Group Investment.

Group Treasury's operating profit was EUR 114m with EUR 76m in earnings before investments.

Investment earnings showed a result of EUR 38m. On the positive side the result was influenced by falling interest rates affecting the fixed income portfolio and from the active risk mandate in fixed income, foreign exchange and equity markets. On the negative side the equity portfolio was influenced by the fall in world equity markets.

Investment earnings are measured after operating and funding cost. Estimated gross return before operating cost and funding was approximately 4.5%

An improved valuation process for private equity has been implemented at the end of 2002. This process involves a conservative approximated mark-to-market valuation based on independent pricing of all investments within each of the funds.

Key figures

EURm	2002	2001
Operating profit, EURm	114	174
Cost/income ratio, %	28	19
Bonds, EURm	12,061	13,378
Equities, EURm	476	574
Investments, EURm	12,537	13,952
Number of employees (full-time equivalents)	96	101

Operating profit by main area

	Total		Fixed income portfolios		Equity portfolios		Group Funding	
EURm	2002	2001	2002	2001	2002	2001	2002	2001
Income			115	108	−63	28	106	78
Expenses			−9	−8	−5	−4	30	28
Profit excluding investment earnings	**76**	**50**					**76**	**50**
Investment earnings	38	124	106	100	−68	24		
Operating profit	**114**	**174**						

What's your plan?





Whenever individuals or corporations strive to reach their objectives and realise their dreams, we will be there to provide the appropriate financial solution and try to remove any financial obstacles in their path.

Processes and Technology

Nordea will focus on achieving excellence in production processes to improve cost efficiency through further integration of production, processes and technologies.

In order to better coordinate and accelerate the restructuring and integration of production processes in Nordea a new unit Group Processing and Technology (GPT) was established in October 2002. The new unit consists of Group IT, Electronic Banking, Global Operations Services and Production and Productivity. These are all areas, which have significant integration and unification activities under way. Transferring these activities into one unit will release time for the business areas to focus on customers, while at the same time it enables the new organisation to focus on achieving excellence in operations.

GPT has a direct impact on 1/3 of the Group's total costs and has approximately 8,000 employees.

Streamlining production processes

During 2002, several end-to-end production processes have been analysed in the Retail Banking operations with a focus on improving efficiency.

In Sweden more than 20 production tasks have been centralised from branches into central units. Centralising production enabled Retail Banking staff to concentrate efforts on customer-related activities.

In 2003, the findings from the business cases for Loans & Credit operations and Cash and Cashier services will be implemented. The effect of these implementations and other planned cost reduction activities in 2003 will be an annual reduction in central production units of approximately EUR 10m.

Reprioritising integration projects

In order to speed up integration, Nordea evaluated and reprioritised some 30 existing or planned integration and related projects in the fourth quarter of 2002. As a result, Nordea decided to accelerate four integration activities: consolidation of IT production, reduction in the number of IT business applications, further development of a common e-bank platform and integration of Postgirot operations and systems into Nordea. Other previously planned projects were continued with modifications, re-scoped or postponed.

IT production and development

IT accounts for approximately 20% of Nordea's total expenses. Of total IT expenses development accounts for 47% and production for 53%. When deciding new financial targets in the autumn of 2002 it was decided in 2003 to cap IT development costs at 80% of the 2002-level, corresponding to a cost saving of approximately EUR 90m.

During 2002 it was decided to consolidate IT production at the Nordic level. The number of technological platforms will be reduced and each platform will be consolidated into one single location. The aim is to achieve the lowest IT operational cost per transaction in the region and at the same time reach a significant reduction in total operations costs. Cost reductions can be expected

from centralising and standardising software, reduced license costs and from a smaller workforce. Consolidation will lead to the gradual creation of common Nordic platforms.

In 2002 Group IT started the implementation of a comprehensive governance and control structure for IT development, maintenance and production. All IT development will be business-driven – this means that business areas decide what development is needed and IT decides how the development will take place.

The organisation of Group IT has been harmonised to reflect Nordea's philosophy for IT operations. Clarity of roles and responsibilities and a genuine Nordea perspective are some of the key ideas behind the change.

Reducing complexity

A crucial factor in improving Nordea's cost efficiency is to evaluate the portfolio of business applications and related value chains and reduce the number of applications through integration, standardisation and simplification. This is one of the key integration activities during the coming two to three years.

Standardisation of different end-to-end processes will be continued during 2003.

Nordea post-merger with decentralised and unified sales process together with integrated operations and support


Local sales and customer contacts
Customers
Denmark
Finland
Norway
Sweden
Baltics/Poland
Centralised
Processing & Technology
Centralised accounting and
management information
Appliciable for products/processes with standardised, internationally applied features and conditions

Corporate Social Responsibility, CSR[1]

Nordea has started taking decisive action at Group level in the field of Corporate Social Responsibility. After thorough assessment and strategy development, the Board of Directors has adopted the Nordea Corporate Citizenship Principles and a strategy to integrate CSR aspects into the Group's management system.

Phased implementation

The core strategy is to set appropriate policies, integrate CSR issues into relevant aspects of the business and to report transparently.

In a first step of the implementation plan, relevant policies are being developed starting with a Group Code of Conduct which has been adopted by the Board of Directors.

A CSR Officer will be appointed to support the efforts by networking with business units.

In the second step, based on policies and commitments, CSR-related focus areas and relevant measurements will be integrated into the balanced scorecards of the Nordea management system. Thirdly, disclosure will be extended.

Compliance – Business ethics

The Group Compliance function has been strengthened and shall provide support and guidance to business areas to ensure that principles for conducting business and actual conduct are in accordance with all applicable laws, rules, codes and standards.

The network of Compliance Officers within the business areas of Asset Management & Life and Corporate and Institutional Banking focus their work on ensuring adequate reporting routines for compliance incidents. These, as well as regular compliance reports, are submitted both to the business organisation and through the independent Compliance Officer network to Senior Management.

Corporate Citizenship Principles

Nordea is committed to sustainable development by combining financial performance with environmental and social responsibility.

- **We are committed to freedom.** We stand for democracy and a responsible market economy. We support the UN Global Compact and follow the UN declaration of Human Rights, ILO-conventions and the OECD Guidelines for Multinational Enterprises. We do not discriminate based on gender, ethnic background, religion or any other ground.
- **We are committed to equal opportunities.** We seek high professionalism and make it possible for our employees to develop and assume responsibility. We support diversity and a fair representation of women and men as well as ethnic minorities in our organisation.
- **We are committed to caring for the environment.** We work to reduce negative and increase positive environmental impact from our business activities. We have signed the UNEP Banking Principles.
- **We are committed to good citizenship.** We respect the laws, regulations and norms of the countries where we operate while also adhering to our Group policies. We work with others for a prosperous and sustainable development in the communities where our customers and employees do business and live.
- **We are committed to ethics, honesty and sincerity.** We do not offer, request or accept unwarranted gifts and payment nor limit free and fair competition. By adhering to Group policies so that our integrity can not be questioned, we enable shareholders, customers, employees and other concerned parties to make balanced and well-founded decisions.

To ensure performance according to these principles, we adopt relevant policies, set targets in our management system, ensure that these principles are known throughout the organisation and encourage reports on non-compliance, carry out systematic follow up and deliver open and reliable reporting.

[1] Corporate Social Responsibility, CSR, and Sustainable Development, SD, are becoming interchangeable concepts. Social Responsibility includes environmental responsibility and Sustainable Development includes social developments. Combined with financial performance they are covered by the single concept of Sustainability. For Nordea, CSR, has become the term most often used when referring to the area of Corporate Governance, Business Ethics, Environmental Care and Social Responsibility.

Nordea Environmental Policy

A Group Environmental Policy based on the Corporate Citizenship Principles will be adopted. The policy will provide guidance on how the Group shall manage and control environmental issues in its own operations ("Environmental Footprint") and at the same time support the reduction of costs and business risks of the Group.

The policy will also guide policymaking and business initiatives regarding financial involvement by business units and cooperation with suppliers.

For further information on CSR in the Nordea Group, please refer to www.nordea.com.

Nordea Code of Conduct

Introduction

Nordea's values are based on our Nordic heritage of freedom, equal opportunities, care for the environment and good citizenship including ethics, honesty and sincerity. They are articulated in our Corporate Citizenship Principles that the Board approved in December, 2002.

Nordea's long-term success is based on trust and confidence. To uphold trust and confidence we must ensure that our behaviour supports the values we stand for. This is what we mean by a high standard of business ethics.

The Nordea Code of Conduct describes in general terms the ethical principles for guiding our business, treating our customers, and the behaviour we expect from our employees. The code is intended to support the Group and its employees in performing their assigned tasks and decision making. In cases of uncertainty, the rule is to seek advice and guidance from your nearest supervisor.

By following this code employees will strengthen Nordea's reputation and contribute to our goal of being the leading financial services group in the Nordic and Baltic Markets.

High standards of integrity and fair business

- Nordea shall be characterized by a high degree of integrity, professionalism and ethics.
- Nordea is only involved in business that is in accordance with law, regulations, signed commitments and our own standards of business ethics.
- Nordea employees are qualified, trained and have management structures to provide the relevant services.
- When providing services, Nordea has terms and conditions for the services that set out the rights and obligations of the parties.
- Nordea has organisational structures, procedures and internal control (i.e. Chinese walls) so that sensitive market information is not spread beyond the areas in which it should be handled.
- Nordea is diligent when providing advice.
- Nordea's marketing and advertising material is not misleading and provides accurate information on the services offered.

Proper handling of customers

- Within the appropriate business context, Nordea familiarises itself with the customer's financial standing, experience and objectives.
- Nordea provides understandable information (if relevant including potential risks) on the services provided.
- Our ambition is to always ensure that the customer knows what he is deciding and understands the potential consequences.
- Conflicts of interest between Nordea and its customers are identified and prevented or managed so that customers are justly treated.
- Nordea has procedures for the processing of complaints, and provides instructions on how to file a complaint and responds to them within a reasonable time.

Ethical employee behaviour

- Employees do not offer, request or accept inappropriate gifts, payments or travel.
- Except when using the services provided to ordinary customers through electronic media (e.g. internet banking), employees do not execute their own financial transactions.
- Employees do not participate in business transactions where conflict of interest can arise with their own economic standing or with a third-party where a close relationship exists.
- Employees do not conduct transactions that even can give the impression of using insider information and dishonesty or will undermine the trust and confidence in Nordea.
- Employees do not conduct private transactions or provide economic guarantees that can seriously undermine their own private financial standing.
- Employee external engagements do not interfere with their ability to perform their duties and functions as an employee or undermine trust and confidence in Nordea. In cases of uncertainty external engagements are declared.

Scope and application

- All employees of Nordea Group and non-permanent staff working on behalf of Nordea, are subject to this Code of Conduct.
- It is the responsibility of each manager to ensure that this code is known and conformed to within his/her respective area of responsibility and to act in a manner that sets a proper example.
- It is the responsibility of Business Area and Unit Managers to determine the necessity of more detailed codes.
- Infringement by employees of this code and subsequent policies, guidelines, and instructions could result in disciplinary action.
- The Compliance Organisation provides support and advice to business areas regarding compliance to this Code of Conduct and regularly verifies the adequacy of policies, guidelines and instructions to ensure compliance with the code.
- The Group Compliance Officer leads the Group Compliance Organisation and reports major findings and issues related to this code directly to the Group Executive Management.

Human Resources

In Nordea the aim is to attract, develop and retain highly motivated, competent and empowered employees. The employees form the basis for the successful development of Nordea. To be an attractive employer for the generations to come and to retain the excellent mix of young potentials and experience in the organisation are challenging tasks for the line organisation and the HR function.

The number of full-time employees showed a decline in 2002. The slight increase in September was due to the inclusion of LG Petro Bank.

This trend is expected to continue. When vacancies occur, the aim is to fill these by internal rather than external recruitment. Analysis of the employee structure in Nordea shows an excellent mix of young potential and experience.

There is a large number of employees in the age group 25–35 years old. There is a broad base of experience.

However, in the light of needs for reduction in manpower in accordance with further development of customer self-service and other changes there is also flexibility since many employees are approaching retirement. There is a large proportion of employees with a higher education, ensuring capacity for the ongoing changes.

Employee Satisfaction Index

	2001	2002
Nordea[1]	70	67
Corporate and Institutional Banking	65	63
Asset Management & Life	65	65
Retail Banking[2]	70	68
Group Corporate Centre	65	61
Group Staffs	70	64
Group Audit	64	62

1 Nordea 2001 estimated
2 Retail Banking 2001 estimated

Employment satisfaction

An employee satisfaction (ESI) survey is carried out on a yearly basis.

The results from the 2002 survey showed a drop in the overall Employee Satisfaction Index of 3 points from 70 to 67 on a scale from 0–100 with 61 as the lowest and 68 as the highest score on business areas/group functions level.

The main reason for the drop in the overall score is the drop in the perception of "Nordea's image as employer" and "Terms of employment". Further analyses on these are carried out and appropriate actions taken.

The survey was this year expanded with a possibility to benchmark externally with the European Employee Index.

The benchmarking of the results shows that employees in Nordea generally are more satisfied and motivated than the general findings both compared to financial labour markets and the general national labour markets.

Further it shows higher satisfaction with "Immediate superior" and "Teamwork", establishing a good foundation for further development in efficiency and productivity.

A common system for performance & development dialogue has been introduced resulting in 90% of the employees having had a performance & development dialogue in 2002.

The HR Partner concept has been revised to provide an even better support to managers in business areas and group functions in the dealing with HR matters. Necessary training of HR Partners has accordingly been conducted.

An audit of executive managers has been done in order to scout for new talent.

As supplements to the already existing Nordea Executive Education & Development programme for executive managers, new Nordea programmes for first line managers and managers leading through managers have been developed.

These programmes are designed to support the development of one Nordea focusing on the managerial skills necessary to create shareholder value aligned with the core values.

The existing profit sharing systems for all employees have been revised and it was decided to start to harmonise the incentives paid out.

HR processes/systems

To ensure more efficient running of the administrative HR routines especially cross-border, a project implementing SAP HR has been initiated.

The project will create full transparency of the competencies available in the Nordea Group and further create a high level of self-service for all managers and employees when dealing with HR administration.

In order to meet the rising demand for training and development a common system for e-learning has been implemented. e-learning will be incorporated in most training activities enabling the individual employee to participate in training with a reduced number of formal training days.

Training will be more cost efficient and allow more time to meet the customers. Not least, new training programmes can reach more employees at a higher speed improving the quality of customer service.

Full time employees


40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Nordea group excl. GI*
General Insurance

* Including LG Petro in Sep 02

Employees distributed by seniority
% of employees


-4
5-9
10-14
15-19
20-24
25-29
30-34
35-39
40-
0
5
10
15
20

Employees distributed by age
% of employees


-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-
0
5
10
15
20

Employees distributed by educational level
% of employees


Basic
High school
Academic or college

Board of Directors



Hans Dalborg
Chairman
Board member since 1998.
Born 1941. Board chairman of the Royal Swedish Opera, Uppsala University, Young Enterprise Sweden and the Norwegian-Swedish Chamber of Commerce. Board member of Axel Johnson AB, AB Svenska Spel, the Stockholm Concert Hall Foundation. Member of EFR – European Financial Services Round Table and IVA – Royal Swedish Academy of Engineering Sciences.
Shareholding: 40,760 Nordea



Timo Peltola
Vice Chairman
Board member since 1998.
Born 1946. Chief Executive Officer of Huhtamäki Oyj. Chairman of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company and of Instrumentarium Abp. Member of the Supervisory Boards of the Finnish Cultural Foundation and the Finnish Fair Corporation.
Shareholding: 5,187 Nordea



Kjell Aamot
Board member since 2001.
Born 1950. Chief Executive Officer of Schibsted ASA.
Board chairman of Aftenposten AS, Verdens Gang AS, Schibsted TV & Film AS, Schibsted Print Media AS, Schibsted Multimedia AS.
Shareholding: 0 Nordea



Dan Andersson
Board member since 1998.
Born 1948. Chief economist at the Swedish Trade Union Federation. Board member of Tredje AP-fonden, AMF Pension Fondförvaltning AB, Arbetsmarknadsförsäkringar, pensionsförsäkringsaktiebolag och Arbetsmarknadsförsäkringar, ömsesidigt kreditförsäkringsbolag.
Shareholding: 0 Nordea



Edward Andersson
Board member since 1999.
Born 1933. Professor Emeritus. Board member of Helvar Merca Corporation and Suomi Life Insurance Company. Chairman of Grankulla City Council, Sigrid Juselius Foundation, Ella and Georg Ehrnrooth's Foundation and Föreningen Konstsamfundet.
Shareholding: 28,560 Nordea



Harald Arnkværn
Board member since 2001.
Born 1939. Partner at Advokatfirmaet Haavind Vislie DA. Board chairman of AS Vinmonopolet, Schøyen Gruppen AS and GIEK Kredittforsikring AS. Board member of Concordia BV and Concordia Bus AB (publ). Chairman of Board of representatives Orkla ASA.
Shareholding: 0 Nordea



Bertel Finskas
Board member since 2000.
Born 1948.
Employee representative.
Shareholding: 1,400 Nordea



Liv Haug
Board member since 2001.
Born 1954.
Employee representative.
Shareholding: 0 Nordea



Lene Haulrik
Board member since 2000.
Born 1959.
Employee representative.
Shareholding: 2,457 Nordea



Claus Høeg Madsen
Board member since 2000.
Born 1945. Partner at Jonas Bruun Advokatfirma. Board member of Genpack A/S, ISS A/S and Singer Danmark A/S.
Shareholding: 1,803 Nordea



Bernt Magnusson
Board member since 1998.
Born 1941. Board chairman of Swedish Match AB and Dyno Nobel ASA. Board vice chairman of Net Insight AB.
Board member of Volvo Car Corporation, Höganäs AB, Emtunga International AB.
Advisor to the European Bank for Reconstruction and Development.
Shareholding: 27,000 Nordea.



Jørgen Høeg Pedersen
Board member since 2000.
Born 1938. Managing Director of Copenhagen Wholesale Market for Fruit, Vegetables and Flowers. Chairman Nordea Danmark Fonden. Board member of Ejendomsselskabet Axelborg I/S.
Shareholding: 7,519 Nordea



Kaija Roukala-Hyvärinen
Board member since 2000.
Born 1953.
Employee representative.
Shareholding: 135 Nordea



Maija Torkko
Board member since 2002.
Born 1946.
Senior VP and Corporate Controller of Nokia Corp.
Shareholding: 12,000 Nordea

Shareholdings also include shares held by family members.

Group Executive Management



Lars G Nordström
Group CEO.
Born 1943.
Appointed member 2000.
Shareholding: 15,000 Nordea.



Christian Clausen
Head of Asset Management & Life.
Born 1955.
Appointed member 2001.
Shareholding: 8,267 Nordea.



Carl-Johan Granvik
Head of Group Credit and Risk Control, CRO.
Born 1949.
Appointed member 2000.
Shareholding: 4,175 Nordea.



Kari Jordan
Head of Retail Banking.
Born 1956.
Appointed member 2002.
Shareholding: 1,356 Nordea.



Arne Liljedahl[1]
Head of Group Corporate Centre, CFO.
Born 1950.
Appointed member 2000.
Shareholding: 11,100 Nordea.



Markku Pohjola[1]
Head of Group Processing and Technology, Deputy CEO.
Born 1948.
Appointed member 2000.
Shareholding: 8,080 Nordea.



Tom Ruud[1]
Head of Corporate and Institutional Banking.
Born 1950.
Appointed member 2001.
Shareholding: 0 Nordea.



Peter Schütze[1]
Head of Group Staffs.
Born 1948.
Appointed member 2002.
Shareholding: 7,660 Nordea.

[1] Country Senior Executive

Shareholdings also include shares held by family members.

Nordea Management

Lars G Nordström
CEO

Retail Banking
Kari Jordan

Regional Banks Denmark
Peter Lybecker

West Denmark
Jørn Kr. Jensen

East Denmark
Michael Rasmussen

Regional Banks Finland
Harri Sailas

Helsinki & Uusimaa
Pekka Nuuttila

Central & Western Finland
Pekka Ojala

East & North Finland
Jukka Perttula

Regional Banks Norway[1]
Baard Syrrist

Oslo
Alex Madsen

East Norway
Sigvart Hovland

South & West Norway
Inge Støve

North Norway
Egil Valderhaug

Regional Banks Sweden
Hans Jacobson

Northern & Central Sweden
Siv Svensson

Stockholm
Johan Sylvén

Western Sweden
Sten Lindblad

Southern Sweden
Arne Bernroth

Regional Banks Poland and Baltic Countries
Thomas Neckmar

Household
Roland Olsson

Corporate
Håkan Nordblad

Long Term Savings & Life[2]
Thomas Ericsson
Eira Palin-Lehtinen

Planning and Control
Claus K. Møller

Market Support
Maj Stjernfeldt

Nordea Finance
Stefan Källström

Corporate and Institutional Banking
Tom Ruud

Corporate Banking Division
Henrik Mogensen

Corporate Banking Division Denmark
Jørgen Høholt

Corporate Banking Division Finland
Olli-Petteri Lehtinen

Corporate Banking Division Norway
Øivind Solvang

Corporate Banking Division Sweden
Birger Gezelius

International and Shipping Division
Carl E. Steen

Markets
Peter Nyegaard

Investment Banking, Nordea Securities
Frans Lindelöw

Financial Control
Ari Kaperi

Asset Management & Life
Christian Clausen

Investment Management
Henrik Priergaard

Investment Funds
Jan Petter Borvik

Long Term Savings & Life[2]
Thomas Ericsson

Nordic Private Banking
Eira Palin-Lehtinen

European Private Banking
Jhon Mortensen

Life & Pensions
Allan Polack

Business Area Controller
Magnus Erkander

Group Processing and Technology
Markku Pohjola, Deputy CEO

Group IT
Jarle Haug

Electronic Banking
Bo Harald

Global Operations Services
Tapio Saarelainen

Production and Productivity
Per E. Berg

Group Integration Office
Timo Jalamo

Group Corporate Centre
Arne Liljedahl, CFO

Group Credit and Risk Control
Carl-Johan Granvik, CRO

Group Treasury
Jakob Grinbaum

Group Planning and Control
Erik Öhman

Group Finance
Jarmo Laiho

Investor Relations
Sigurd Carlsen

Group Corporate Development
Jakob Grinbaum

Group Staffs
Peter Schütze

Group Support and Procurement
Gert Aage Nielsen

Group Human Resources
Peter Forsblad

Group Identity and Communications
Torben Laustsen

Group Legal
Lena Eriksson

Group Compliance
Sonja Lohse

Group Management Secretariat
Flemming Dalby Jensen

Internal Audit Activity
Dag Andresen

Company Secretary
Kari Suominen

[1] As of 1 April 2003, the four regional banks in Norway will be reorganised into two regional banks, Regional Bank East and Regional Bank Coast, headed by Alex Madsen and Egil Valderhaug, respectively.
[2] Long Term Savings & Life is a Joint Unit between Retail Banking and Asset Management & Life.

Notice of the Annual General Meeting

The annual general meeting (AGM) of Nordea AB (publ) will be held on Thursday 24 April 2003 at 2.00 pm Swedish time in Aula Magna, Stockholm University, Frescativägen 10, Stockholm, with the possibility to participate, through telecommunication, at 3.00 pm Finnish time in Finlandia Hall, Congress wing, Mannerheimintie 13 e, Helsinki, and at 2.00 pm Danish time in Bella Center, Copenhagen.

Common instructions to all shareholders
Shareholders who wish to participate in the AGM shall be entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 14 April 2003 and notify Nordea AB (publ) of their participation.

Shareholders, whose shares are held in trust in Sweden, who are holders of Finnish Depositary Receipts in Finland or who are holders of shares registered in Værdipapircentralen in Denmark, therefore have to re-register temporarily their shares in their own names to be entitled to participate in the AGM. Such re-registration shall be completed at VPC AB in Sweden by 14 April 2003, which means that the shareholder shall, in good time prior to this date, inform the trustee about this.

At notification all shareholders are requested to state in which place participation would take place. Shareholders, who have their shares registered in more than one country, should state this at the time of notification.

Shares registered in VPC AB in Sweden
Notification of participation shall be made at the latest on 16 April 2003 at 1.00 pm to Nordea AB (publ), Group Legal H 50, SE-105 71 Stockholm,
or by telephone +46 8 614 97 10,
or by fax +46 8 614 87 70,
or on the Internet at www.nordea.com.

Finnish Depositary Receipts in Finland
Request for re-registration of Finnish Depositary Receipts and notification of participation shall be made at the latest on 11 April 2003 at 4.00 pm Finnish time to Nordea Bank Finland Plc, 2590 Issuer Services, 00020 Nordea, or by telephone +358 9 165 51397 or +358 9 165 51398 or by fax +358 9 637 256, or on the Internet at www.nordea.com.

Shareholders, whose shares are registered in their own names in VPC AB in Sweden, may also notify their participation in the AGM later, however not later than 16 April 2003 at 2.00 pm Finnish time in the above-mentioned manner.

Shares registered in Værdipapircentralen in Denmark
Request for re-registration of shares registered in Værdipapircentralen in Denmark and notification of participation shall be made at the latest on 11 April 2003 at 12.00 Danish time to one of Nordea Bank Danmark's branch offices,
or to Nordea Bank Danmark A/S, Issuer Service, H.H, box 850, 0900 Copenhagen C,
or by telephone +45 33 33 33 01,
or by fax +45 33 33 10 31,
or on the Internet at www.nordea.com.

Shareholders, whose shares are registered in their own names in VPC AB in Sweden, may also notify their participation in the AGM later, however not later than 16 April 2003 at 1.00 pm Danish time in the above-mentioned manner.

Dividend and record date
The Board of Directors and the CEO propose to the AGM that a dividend of 0.23 euro per share shall be paid and that the record date for dividend shall be 29 April 2003. With this record date, the dividend is expected to be distributed by VPC AB on 7 May 2003.

Financial reports 2003
Nordea will publish the following financial reports during 2003:

January – March	7 May
January – June	20 August
January – September	29 October

Investor relations
Investor Relations
SE-105 71 Stockholm, Sweden
Tel: +46 8 614 78 51

Website
All reports and press releases are available on the Internet at: www.nordea.com

Financial reports published by the Nordea Group may be ordered via Investor Relations.

The annual reports of Nordea Bank Danmark A/S, Nordea Bank Norge ASA, Nordea Bank Finland Plc and Nordea Bank Sweden AB (publ) can be downloaded at www.nordea.com

Nordea AB (publ)
Corporate registration no. 556547-0977
Hamngatan 10
SE-105 71 Stockholm

Tel +46 8 614 78 00
Fax +46 8 10 50 69
www.nordea.com

Lay-out: Group Identity and Communications
Production: n3prenör
Photo: Per Brogaard, Elisabeth Ohlson Walllin, Micael Engström
Printing: Strokirk-Landströms, Lidköping

95926



Annual Review 2003





Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,240 branch offices. The Nordea Group is a world leader in Internet banking, with 3.7 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Nordea in short

Solid improvements in 2003

- *Net profit up 68% to EUR 1,490m (EUR 887m in 2002)*
- *Operating profit up 17% to EUR 1,812m (EUR 1,547m)*
- *Total income largely unchanged at EUR 5,639m (EUR 5,670m)*
- *Total costs down 2%*
- *Earnings per share EUR 0.51 (EUR 0.30)*
- *Return on equity (excluding goodwill) 16.7% (11.3%)*
- *Proposed dividend EUR 0.25 per share, an increase by 9%*



Highlights of 2003

Delivering on promises

- Short-term top priorities have been addressed
  - Volatility has been reduced and income maintained at a stable level
  - Costs are kept well within the flat cost target – costs in 2004 expected to be unchanged compared to 2003
  - Capital efficiency has improved
  - Credit losses decreased slightly throughout the year – Credit portfolio in general in healthy shape
  - Special attention on income development going forward

Key financial figures

Operational income statement

EURm	2003	2002	Change %
Net interest income	3,366	3,451	–2
Net commission income	1,486	1,535	–3
Trading income	567	530	7
Other income	220	154	43
Total income	**5,639**	**5,670**	**–1**
Personnel expenses	–2,101	–2,086	1
Profit sharing	–46	–	
Other expenses	–1,526	–1,659	–8
Total expenses	**–3,673**	**–3,745**	**–2**
Profit before loan losses	**1,966**	**1,925**	**2**
Loan losses, net	–363	–261	39
Equity method	57	52	10
Profit before investment earnings and insurance	**1,660**	**1,716**	**–3**
Investment earnings, banking	170	122	39
Operating profit, life insurance	149	2	
Operating profit, general insurance	–	–122	
Goodwill amortisation and write-downs	–167	–171	–2
Operating profit	**1,812**	**1,547**	**17**
Real estate write-downs	–115	–	
Allocation to pension foundation	–	–255	
Taxes	–205	–405	
Minority interests	–2	0	
Net profit	**1,490**	**887**	**68**

Ratios and key figures (see Business definitions page 20)

Earnings per share, EUR	0.51	0.30
Share price, EUR, end of period	5.95	4.20
Shareholders' equity per share[1], EUR	4.28	4.06
Shares outstanding[1], million	2,846	2,928
Return on equity excluding goodwill[2], %	16.7	11.3
Return on equity, %	12.3	7.5
Lending, EURbn	146	146
Deposits and borrowings from the public, EURbn	96	94
Shareholders' equity[1], EURbn	12	12
Total assets, EURbn	262	250
Assets under management, EURbn	113	96
Cost/income ratio, banking[3], %	63	64
Cost/income ratio, excluding investment earnings, %	64	65
Tier 1 capital ratio, %	7.3	7.1
Total capital ratio, %	9.3	9.9
Risk-weighted assets, EURbn	134	135

[1] End of period. Total shares registrated was 2,928 (2,985) million. Number of own holdings of shares in Nordea Bank AB (publ) was 82 (57) million. Average number of own shares was 50 (30) million. Average number of shares Jan–Dec 2003 was 2,921 million (Jan–Dec 2002 2,955 million). Dilution is not applicable.

[2] Net profit before minority interests and goodwill amortisation/write-down as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

[3] Total expenses divided by the sum of total income, equity method and investment earnings, banking.

In November 2002 we identified a number of short-term top priorities and a plan to improve our performance was developed. When comparing Nordea today with Nordea a year ago I see a bank that has undergone significant changes. Today we are more focused, changes are made at a more rapid speed and the concept of continuous improvement is internalised throughout the organisation.

Increased focus and speed led to improved performance

2003 results: Solid improvements

Operating profit was up by 17% in 2003 compared to 2002 reflecting stable income, reduced total expenses, increased loan losses, a sharply improved operating profit from insurance activities as well as stronger investment earnings, banking.

Net profit increased by 68% to EUR 1,490m reflecting the improvement in operating profit, the positive tax contribution in the third quarter, last year's allocation to pension foundations and General Insurance losses as well as the impact of the real estate write-downs in the fourth quarter 2003.

Earnings per share were EUR 0.51 compared to EUR 0.30 in 2002 and return on equity (excluding goodwill) was 16.7% compared to 11.3% in 2002.

During the year the share price of Nordea appreciated by 40.6% on the Stockholm Stock Exchange. Total shareholder return (TSR) for 2003 was 47.9%, which places Nordea as number 3 in terms of TSR within a defined peer group of 20 European banks.



Short-term top priorities addressed – delivering on promises

In the autumn of 2002 there was a general feeling of disappointment with Nordea among shareholders, other investors and analysts, which was reflected in a poor share price performance. To start the "turn-around" that was needed, I introduced the key words focus, speed and performance, and we identified a number of short-term top priority areas:

- Reduce volatility and ensure growth of income
- Improve cost control
- Ensure capital efficiency
- Maintain credit portfolio quality

And we created a "sense of urgency" throughout the entire organisation.

Today I feel confident that we not only have succeeded to improve our performance, but also that we have done so in a manner that has institutionalised a continuous improvement process driving the increased competitiveness of the Group forward as part of the Nordea culture.

In some areas, structural measures have been taken in order to adjust our cost level to stagnating or declining income triggered by the macroeconomic environment and financial market developments.

Let me recapitulate our achievements in relation to the short-term top priorities.

Volatility has been reduced primarily through divestment of General Insurance and a changed business model for Life & Pensions.

Income has been maintained at a stable level despite all time low post war short-term interest rates, a drop in equity market activities and subdued macroeconomics.

A culture of strict cost management has grown, and costs in 2003 were well within our target of unchanged costs compared to 2002.

Our capital efficiency has been strengthened through divestments of real estate and other non-core assets, changed business models, growth of off-balance sheet business and implementation of economic capital and economic profit framework. This has enabled us to start a share buy back programme and to propose increased dividend per share.

Credit losses have been slightly decreasing throughout the year and are concentrated to a single industry. Our credit portfolio in general is in a healthy shape.

The income development in the current macroeconomic environment is still an area of concern, and we will pay special attention to this issue going forward.

Strict cost management will remain high on our agenda, and we have raised the cost ambition for 2004. This is not a simple cost cutting exercise. This is a question of a genuine transformation into one bank - focusing, keeping speed and not being sentimental when it comes to implementation of changes or even day-to-day management.

Emerging from four major banks in four different countries Nordea's point of departure was characterised by inherent complexity. During 2003 reduction of complexity has been addressed throughout the organisation.

Group Processing and Technology, which was established in the autumn of 2002, has been an important driver and facilitator for consolidation and integration of processes, production and technology. Major initiatives include a substantial reduction of IT development costs and the consolidation of IT production in a joint venture with IBM, Nordic Processor, which is now fully operational.

The management of the integration project portfolio has been centralised, and future additional targets for reduction of complexity have been identified and will be achieved.

The first steps in the simplification and transformation of the Group legal structure into a European Company have been taken.

The unification of the business organisation within Retail Banking is under completion, and service and support functions have been transformed from being mainly policy-making functions into central service and support units for the whole Group contributing to the development of the Nordea corporate culture.

Key words becoming corporate values

The key words of focus, speed and performance have had a very high impact in the entire Group. We are all familiar with the words, and we apply them to our work – therefore we have now turned them formally into our corporate values as well.

It is important that our values reflect what we really stand for, how we work, and what we do. As such focus, speed and performance complete our mission and vision, which reflect the aim of our operations, what we want to achieve and how we wish to be perceived.

Focus

- We concentrate on creating value for our customers and shareholders
- We concentrate on our strengths and core activities, and we discontinue activities when needed

Speed

- We provide a broad set of easily accessible and competitive financial services and solutions
- We are quick, adjust to market conditions and do not hesitate to execute decisions made

Performance

- We aim to deliver better solutions and results than our competitors
- We continuously improve in everything we do, and we deliver on our promises

Continuous improvement

Our performance is significantly improved and we have the prerequisites to stay on the winning course:

- A large customer base
- Strong distribution power
- Advantage of size, scale and scope
- Strong capital base and high market capitalisation

We are increasingly becoming one bank with a common culture centred around performance orientation and with a strong local presence and customer contact.

We have reduced complexity and will continue to do so.

Indeed, we have achieved a lot since last year. Therefore, I would like to take the opportunity to thank all employees for their dedicated efforts and for bringing about the 2003 results.

Still, although our performance has been improved, there is – as always – room for further continuous improvement.

Best regards

Lars G Nordström

Nordea ranks among the largest companies in the Nordic region in terms of market capitalisation and is one of the most liquid shares in the region. Total shareholder return in 2003 was 47.9%.

The Nordea share



Shareholder and dividend policy
Nordea's overall financial target is to create value for shareholders in the top five of a peer group of 20 Nordic and European financial services companies. Total shareholder return (TSR), is realised through market value growth per share and dividends. Value shall be enhanced through continuous focus on stable and profitable growth of income, operational excellence as well as capital efficiency.

Nordea pursues a policy of high dividends. The total dividend payment will normally exceed 40% of the net profit for the year. The annual level of dividends depends on market return requirements and the capital needed for developing the business activities. The dividend pay-out ratio for 2003 is proposed to be 48%.

Monthly share price 2003



SEK
60
50
40
30
20
10
0
Jan Feb Mar April May June July Aug Sep Oct Nov Dec
Highest
Lowest

Share price performance 2003



%
Index 100 = 30 Dec 2002
150
125
100
75
50
25
0
Jan Feb Mar April May June July Aug Sep Oct Nov Dec
Nordea
DJ STOXX European banks

Total shareholder return

Total shareholder return in 2003 was 47.9%. Nordea ranked as number 3 among peer group banks in terms of TSR in 2003 compared to number 15 in 2002. The average TSR in the peer group was 32.9% in 2003.

Share price development in 2003

The market capitalisation of Nordea at the end of 2003 was approximately EUR 17.5bn compared to EUR 12.6bn at the end of 2002. Ranked by market capitalisation Nordea was the 7th largest company in the Nordic area. During the year the share price of Nordea appreciated by 40.6% on the Stockholm Stock Exchange from SEK 38.40 on 30 December 2002 to SEK 54.00 on 30 December 2003. The daily prices listed for the Nordea share during 2003 (closing prices at Stockholm Stock Exchange) ranged between SEK 33.20 and SEK 54.50.

The SX40 Financials Index of the Stockholm Stock Exchange appreciated by 28.3%, the Dow Jones STOXX European banks index appreciated by 21.3%.

The Nordea share is listed on the stock exchanges in Stockholm (in SEK and EUR), Helsinki (EUR) and Copenhagen (DKK). One trading unit is equivalent to 500 shares.

Nordea's share price can be monitored at www.nordea.com, where it is also possible to compare the performance of the Nordea share with competitors and general indexes as well as finding historical share prices of the Nordea share.

Liquidity

The Nordea share was the most liquid Nordic financial share in 2003, with an average daily trading volume of approximately EUR 61m corresponding to approximately 13.1 million shares. Turnover on the three stock exchanges combined totalled approximately EUR 15.3bn which corresponds to almost 3.3 billion shares. Of the total number of Nordea shares traded in 2003 approximately 86.4% was traded on the Stockholm Stock Exchange, 7.4% on the Copenhagen Stock Exchange and 6.2% on the Helsinki Stock Exchange. In Stockholm Nordea ranked as the 3rd most traded share compared to the 4th in 2002.

The Nordea share is represented in a number of national indexes and is also included in European and global indexes in MSCI, DJ STOXX, FTSE and S&P. With a weight of 9.39% Nordea was the third largest company in the Swedish OMX index at the end of 2003.

Trading in derivatives

Nordea's shares can also be traded in the form of put and call options, futures contracts, and lending with securities at the Stockholm Stock Exchange and Equity Derivatives Exchange London (EDX). Various brokers also issue long-term warrants in Nordea that are traded on the Stockholm Stock Exchange. Trading in derivatives supports the liquidity of the Nordea share.

Repurchase of own shares

Following the authorisation from the Annual General Meeting on 24 April 2003, the Board of Directors of Nordea Bank AB (publ) on 29 October 2003 decided to repurchase a maximum of 145 million of its own shares (equivalent to approximately 5% of the total number of shares in the company).

The purpose of the acquisition is to redistribute funds to the Company's shareholders and in this way contribute to more efficient utilisation of Nordea's resources. The impact of the repurchase on the Company's earnings per share and return on equity is expected to be positive.

By the end of 2003 Nordea had repurchased 81,608,500 of its own shares or 2.8% of total shares. The shares were purchased at an average price of SEK 50.40.

Earnings and shareholders' equity per share

Net profit for the year amounted to EUR 1,490m corresponding to EUR 0.51 per share. Shareholders' equity per share amounted to EUR 4.28 at the end of 2003.

Proposed dividend

The Board of Directors of Nordea proposes a dividend of EUR 0.25 per share. The total dividend payment for 2003 would then be EUR 712m corresponding to 48% of the net profit after tax. The dividend yield calculated on the share price 30 December 2003 is 4.2%. The proposed record date for the dividend is 5 April 2004 and dividend payments are scheduled to be made on 14 April 2004.

Market capitalisation, Nordea peer group*

EURbn



Royal Bank of Scotland
Barclays
BNP Paribas
HBOS
Lloyds TSB
Société Générale
ABN AMRO
NORDEA
Danske Bank
KBC
Abbey National
HypoVereinsbank
Allied Irish bank
Bank of Ireland
SHB
Commerzbank
Swedbank
SEB
DnB NOR
Sampo
0
10
20
30
40
50
60
70
80

* As defined by Nordea
Source: Bloomberg, January 2004

The dividend is denominated in EUR, though payments are made in the local currency of the country where the shares are registered. Dividend payments can be made in EUR if the shareholder has a EUR account registered with the relevant securities register.

Share capital

The General Meeting in 2003 decided to reduce the share capital by EUR 22,593,410.56. After the reduction the share capital amounted to EUR 1,160,460,823.12. The reduction was implemented through retirement, without repayment, of the 57,008,000 shares that were repurchased and held by Nordea.

All shares in Nordea carry voting rights, with each share entitled to one vote at General Meetings. Nordea Bank AB (publ) is not entitled to vote for own shares at General Meetings.

There are no outstanding convertible bond loans or staff/management options in Nordea.

Distribution of shares, end of 2003

Distribution of shares	Number of shareholders	Share-holders, %	Number of shares	Number of shares, %
1–1,000	418,780	83.21%	133,440,956	4.69%
1,001–10,000	79,446	15.78%	192,815,613	6.77%
10,001–100,000	4,203	0.84%	105,303,233	3.70%
100,001–1,000,000	627	0.12%	208,109,580	7.31%
1,000,001–	234	0.05%	2,206,830,345	77.53%
Total	**503,290**	**100.00%**	**2,846,499,727**	**100.00%**

Change in share capital

Date		Nominal value per share SEK	Number of shares shares issued	Nominal change SEKm	Total number of shares	Share capital SEKm
17 Dec 97	New issue	7.00	1,275,267,441	8,926.9	1,275,267,441	8,927
28 Jan 00	Reduction			–3,188.2		
	New issue	4.50	815,800,287	3,671.1	2,091,067,728	9,410[1]
25 Apr 00	Reduction			–2,091.1		
	New issue	3.50	869,776,488	3,044.2	2,960,844,216	10,363
9 Jun 00	New issue	3.50	18,348,501	64.2	2,979,192,717	10,427
29 Aug 00	New issue[2]	3.50	3,006,359	10.5	2,982,199,076	10,438
11 Dec 00	New issue[2]	3.50	59,764	0.2	2,982,258,840	10,438
		EUR[4]		EUR		EURm
10 Jan 01	Conversion[3]	0.40			2,982,258,840	1,182
20 Feb 01	New issue[2]	0.40	8,408	3,332.26	2,982,267,248	1,182
15 May 01	New issue[2]	0.40	2,401	951.56	2,982,269,649	1,182
14 Dec 01	New issue[2]	0.40	396,441	157,117.49	2,982,666,090	1,182
31 May 02	New issue[2]	0.40	2,405,087	953,184.08	2,985,071,177	1,183
25 Sep 02[5]	New issue[2]	0.40	45,050	17,854.22	2,985,116,227[6]	1,183
7 Oct 03	Reduction[7]	0.40		22,593,410.56	2,928,108,227[8]	1,160

1 Anticipated in Balance Sheet 31 Dec, registration 28 January 2000
2 Conversion of bonds
3 From SEK to EUR
4 0.39632 EURO
5 On 1 September 2002 Nordea redeemed the outstanding loan amount of EUR 96,928,426.28 early. Subsequently, the company has no outstanding convertible bond loans
6 Number of own shares owned by Nordea Bank AB (publ) 57,008,000
7 Retirement of shares repuchased and held by Nordea Bank AB (publ) (57,008,000)
8 Number of shares owned by Nordea Bank AB (publ) 81,608,500

Shareholders

With approximately 503,000 registered shareholders at 31 December 2003, Nordea has one of largest shareholder bases of all Nordic companies. The number of Nordea shareholders registered in Denmark is approximately 211,000, in Finland 207,000 and in Sweden 85,000.

The largest among the various categories of shareholders is Swedish institutional investors, holding 30.2% of the shares in Nordea. The largest individual shareholder is the Swedish state with a holding of 19.0%. The Swedish state has declared that it will dispose of its holdings in Nordea.

The 20 largest registered shareholders at the end of 2003 are listed in the table.

Investor communication

Nordea aims at being one of the leading European companies in terms of open, clear and relevant information to shareholders and other interested parties. Nordea has during 2003 further upgraded the Group's financial reports and presentations.

Nordea relies increasingly on the Internet in communication with shareholders and investors.

All significant financial information about Nordea Group can be found in the Group's homepages.

The financial homepages of Nordea (www.nordea.com) ranked as number 6 in the web-ranking of the 150 largest companies on the FT500 list of Europe's largest companies made by Hallvarsson & Halvarsson published by Financial Times in November 2003.

Shareholder structure, end of 2003


Swedish institutions (30.2%)
International ownership (24.4%)
Swedish state (19.0%)
Danish institutions (7.1%)
Finnish institutions[1] (7.0%)
Finnish public (6.3%)
Danish public (4.0%)
Swedish public (2.0%)

[1] Finnish state included

Largest registered* shareholders in Nordea, end of 2003

	No of shares	Share capital and votes, %
Svenska staten	542,015,102	19.0
Nordea Danmark fonden	102,529,423	3.6
Alecta	92,424,426	3.2
Robur fonder	75,524,857	2.7
Nordea fonder	69,568,403	2.4
AMF Pension	61,000,000	2.1
Tryg i Danmark smba	52,194,912	1.8
Fjärde AP-fonden	50,106,590	1.8
SEB fonder	49,727,562	1.7
Skandia	39,507,653	1.4
Första AP-fonden	32,876,923	1.2
Tredje AP-fonden	32,336,009	1.1
SHB/SPP fonder	31,333,618	1.1
Andra AP-fonden	28,148,866	1.0
Nordea Bank Sverige vinstandelsstiftelse	15,928,300	0.6
Länsförsäkringar fonder	10,872,861	0.4
Solidium Oy	10,674,666	0.4
Länsförsäkringar	10,610,807	0.4
AMF Pension fonder	9,742,000	0.3
Öms. Penionsförsäkrings-bolaget Varmo-Sampo	8,700,000	0.3
Other	1,520,676,749	53.5
Total number of outstanding shares	**2,846,499,727**	**100.0**

Source: Sweden's and Finland's securities centres, SIS Ägarservice and Nordea Bank Denmark's register of shareholders

* Excl nominee accounts.

During 2003 over 1.3 million visitors have entered www.nordea.com and downloaded almost 350,000 financial reports and press releases.

Annual report

The annual report and the annual review are available in English. Nordea distributes the annual report and the annual review automatically to all shareholders holding more than 10,000 shares. A summary of the annual report is available in English as well as the four Nordic languages. The full annual report and the summary will be distributed to shareholders on request. A Swedish version of Annual report is available on request.

The reports can be downloaded and ordered by accessing www.nordea.com.

Share data

	2003	2002	2001	2000	1999
Share price	SEK 54.00	SEK 38.40	SEK 55.50	SEK 71.50	SEK 50.00
High/Low	54.50 / 33.20	63.50 / 30.20	79.00 / 45.80	76.00 / 41.80	61.00 / 42.30
Market capitalisation	EUR 17.5bn	EUR 12.6bn	EUR 17.7bn	EUR 24.1bn	EUR 12.2bn
Dividend	EUR 0.25[1]	EUR 0.23	EUR 0.23	SEK 2.00	SEK 1.75
Dividend yield[2]	4.2%	4.8%	3.8%	3.1%	3.2%
TSR	47.9%	–28.1%	–19.8%	46.5%	–0.5%
DJ STOXX European banks index	21.3%	–26.7%	–10.0%	10.2%	17.2%
P/E (actual)	11.7	14	11	14	11
Price-to-book	1.39	1.03	1.49	2.16	1.70
Equity per share	EUR 4.28	EUR 4.06	EUR 4.00	EUR 3.74	EUR 2.68
Earnings per share	EUR 0.51	EUR 0.30	EUR 0.53	EUR 0.58	EUR 0.55
Outstanding shares[3]	2,846,499,727	2,928,108,227	2,965,666,090	2,982,258,840	2,091,067,728

1 Proposed
2 Yield calculated at starting price on payment day, for 2003 per 30 December.
3 Excluding shares owned by Nordea Bank AB (publ)

Nordea is the leading financial services group in the Nordic and Baltic Sea region.

Vision and strategy



Nordea operates through three business areas, Retail Banking, Corporate and Institutional Banking and Asset Management & Life, and holds top league positions in most product and market areas in the Nordic countries. In Nordea's emerging home markets in Poland and the Baltic countries, the Group aims at controlled and profitable growth – organically or through acquisitions.

Characteristics

Nordea is characterised by:

- Large customer base
- Strong distribution power
- Advantage of size, scale and scope
- Strong capital base and high market capitalisation

Nordea today serves close to 10 million personal customers and almost one million corporate customers – a customer base that is unmatched by any other bank in the Nordic region. Nordea maintains business relationships of one kind or another with almost half the population of the Nordic countries, and 3.7 million of the customers have also signed up for Nordea's net banking services.

Nordea has an efficient and skilled customer organisation with strong distribution capacity and capability, including specialised product and customer units, branch offices, contact centres and net banking. These units operate through cross-border organisations and business models and provide a full range of services, ranging from sophisticated financial advice to automated self-service facilities.

Nordea's size and structure offer significant business opportunities and realisation of economies of scale and scope in product units and mid and back office as well as support processes through unification, centralisation and sourcing.

The large capital base enables Nordea to service large corporate customers in the Nordic home market.

Nordea's mission – Making it possible

By providing easily accessible and competitive financial services and solutions, Nordea helps customers to reach their objectives.

Nordea's vision

- We will be valued as the leading financial services group in the Nordic and Baltic markets with substantial growth potential
- We will be in the top league or show superior and profitable growth in every market and product area in which we choose to be present
- We will have the leading multichannel distribution with a top world ranking in e-based financial solutions and a high level of usage of our e-services
- We will be a good corporate citizen ensuring confidence and trust

Nordea has defined a set of shared corporate values and key words that identify, drive and guide all activities internally and externally.

Corporate values and key words

- Focus
  - We concentrate on creating value for our customers and shareholders
  - We concentrate on our strengths and core activities, and we discontinue activities when needed
- Speed
  - We provide a broad set of easily accessible and competitive financial services and solutions
  - We are quick, adjust to market conditions and do not hesitate to execute decisions made

Denmark	
Personal customers, 1,000	1,620
Corporate customers, 1,000	80
Net banking customers, 1,000	523
Branches	345
Market shares	
– Personal customers, %	23
– Corporate customers, %	25
– Investment funds, %	26
– Life & pensions, %	13
Employees	8,657

Finland	
Personal customers, 1,000	2,960
Corporate customers, 1,000	320
Net banking customers, 1,000	1,218
Branches	416
Market shares	
– Personal customers, %	35
– Corporate customers, %	46
– Investment funds, %	24
– Life & pensions, %	32
Employees	9,118

Norway	
Personal customers, 1,000	630
Corporate customers, 1,000	65
Net banking customers, 1,000	220
Branches	127
Market shares	
– Personal customers, %	9
– Corporate customers, %	17
– Investment funds, %	9
– Life & pensions, %	9
Employees	4,041

Sweden	
Personal customers, 1,000	4,100
Corporate customers, 1,000	440
Net banking customers, 1,000	1,580
Branches	260
Market shares	
– Personal customers, %	20
– Corporate customers, %	16
– Investment funds, %	17
– Life & pensions, %	2
Employees	7,659

Poland and Baltic	
Personal customers, 1,000	280
Corporate customers, 1,000	30
Net banking customers, 1,000	43
Branches	73
Employees	1,491

- Performance
  - We aim to deliver better solutions and results than our competitors
  - We continuously improve in everything we do, and we deliver on our promises

Strategic themes

Nordea has coherent business strategies supporting the Group's vision and financial targets and based on common strategic themes.

Stable and profitable growth of income

Nordea's geographic reach and core business mix contribute to a stable income development.

Nordea aims to attract and expand its high value customer base and to increase the share of wallet with existing customers.

Operational excellence

Ensuring operational excellence and strict cost management is a top priority all through the Group.

Continuous improvements drive cost management in the large customer organisation, while transformation and changes aiming at unification, standardisation and centralisation characterise the cost control efforts in service and support functions and processes. These efforts also contribute to undo the inherent complexities following a history of mergers and acquisitions.

Capital efficiency

Active capital management, use of economic profit framework in customer relationships and performance measurement, and efficient business models are important tools in achieving capital efficiency.

Nordea in addition focuses its business activities and operations through divestment of non-core assets and outsourcing of non-core activities.

Employees

Nordea aims to attract, develop and retain core competencies, to improve leadership capabilities and to build a customer and performance-oriented organisation.

Strategic themes

Sustainable growth of economic profit

Ensure stable and profitable growth of income

Ensure operational excellence, strict cost management and reduced complexity

Ensure capital efficiency and high credit portfolio quality

Attract, develop and retain highly motivated, competent and performance-oriented employees

Nordea in 2003 ranked as number 3 among peer group banks in terms of total shareholder return compared to number 15 in 2002.



Financial targets

Total shareholder return
Nordea's overall financial target is to create value for shareholders in the top five of a peer group of 20 Nordic and European financial services companies as measured by total shareholder return.

Internally, economic profit has been selected as the best single measure for shareholder value creation. Nordea believes that managing for sustainable growth of economic profit will drive and support the continuous focus on stable and profitable growth of income, operational excellence as well as capital efficiency.

Return on equity
High return on equity is an important indicator of value creation. Nordea prioritises profitability before growth and aims at achieving a sustainable return on equity, excluding goodwill, of more than 15% from 2004.

Return on equity reached 14.5% in 2003, adjusted for the positive tax contribution in the third quarter, using standard tax rate, and the negative impact of real estate write-downs at year-end, compared to 11.3% in 2002.

Costs
Nordea gave improvement of cost efficiency top priority in the autumn of 2002. A target of unchanged total costs through 2003 and 2004 compared to 2002 was set.

The target was reached in 2003 with total costs 2% lower than 2002. Cost management and reduction of complexity still have top priority, and the cost ambition has been raised. Nordea now aims to keep total costs unchanged through 2004 compared to 2003.

Risk exposure
Nordea aims at a limited and controlled risk exposure while consistently availing itself of opportunities to increase profits and return on capital within acceptable risk limits. The average loan losses over a business cycle should not exceed 0.40% of the loan and guarantee portfolio.

The loan loss ratio, which amounted to 0.25% in 2003, over the past four years has varied between 0.08% and 0.29%, well below the target of maximum 0.40%.

Market risks related to investment activities should not lead to an accumulated loss in investment earnings exceeding one quarter's normalised earnings at any time in a calendar year. Operational risks should be kept within manageable limits at reasonable costs.

Dividend pay-out ratio
Nordea is pursuing a policy of high dividends. The annual level depends on market return requirements and the amount of capital needed for development of activities. Dividend payment will normally exceed 40 percent of the net profit for the year.

The dividend pay-ratio ratio for 2003 is proposed to be 48% compared to 76% for 2002.

Capital ratio
Efficient use of capital will contribute to achieving the profitability target and shareholder value creation. Nordea aims at a tier 1 capital ratio above 6.5% and a total capital ratio not lower than 9%. Distribution of dividends and repurchase of own shares are used in the management of capital.

At the end of 2003 Nordea's tier 1 capital ratio was 7.3%, slightly higher than at the end of 2002.

Internally, economic capital is used as a measure of the amount of capital required to cover unexpected losses thereby reflecting the actual risks taken. Economic capital is allocated to business areas and activities reflecting all categories of risk, such as credit, market, real estate, insurance, operational and business risks.

Cost/income ratio
Nordea views the cost/income ratio as a supporting performance indicator mainly used for management of internal continuous improvement processes. At Group level Nordea is aiming at a cost/income ratio level below 55% from 2005, assuming unchanged business mix. In 2003 the cost/income ratio was 63%.

Peer group comparison

Peer group, as defined by Nordea	Total shareholder return, % 2003	2002
Commerzbank	110.9	–56.4
SEB	54.0	–21.0
Nordea	**47.9**	**–28.1**
DnB NOR	47.2	–10.7
HypoVereinsbank	45.4	–54.7
Swedbank	44.7	–17.2
Barclays	38.0	–29.7
BNP Paribas	34.5	–20.8
Société Générale	34.1	–8.8
SHB	31.4	–22.4
KBC	28.5	–16.4
Danske Bank	23.4	–9.4
ABN AMRO	29.4	–9.6
Sampo	19.5	–10.7
HBOS	18.0	–14.1
Royal Bank of Scotland	16.2	–8.7
Bank of Ireland	14.9	–3.7
Lloyds TSB	11.0	–36.7
Abbey National	8.7	–43.8
Allied Irish Bank	1.2	2.4

Source: Bloomberg

Key performance indicator

	2003	2002	Target
Total shareholder return, position in peer group	3	15	In the top five of the peer group of 20 banks
Return on equity excluding goodwill, %	14.5[1]	11.3	RoE >15% from 2004
Costs, EURm	3,673	3,745	Unchanged cost level in 2004 compared to 2003
Loan loss ratio, %	0.25	0.18	< 0.40% of loans and guarantees on average over a business cycle
Dividend pay-out ratio, %	48[2]	76	> 40% of net profit
Tier 1 capital ratio, %	7.3	7.1	> 6.5%
Supporting performance indicator			
Cost/income ratio, %	63	64	< 55% from 2005

1 With standard tax rate in Q3 2003 and excluding the negative impact of real-estate write-downs at year-end.

2 Proposed

Business definitions

TSR
Total shareholder return measured as growth in the value of a shareholding over a specified period, assuming that dividends are re-invested at the time of payment to purchase additional shares.

Return on equity
Net profit before minority interest and goodwill depreciation as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests and excludes remaining goodwill.

Costs
Operating expenses before loan losses and goodwill depreciation.

Loan losses/loan loss ratio
Loan losses as a percentage of average loans and quarantees (per quarter).

Dividend pay-out ratio
Dividend payment as a percentage of net profit for the year.

Tier 1 capital ratio
Tier 1 capital as a percentage of riskweighted assets end of period.

Cost/income ratio
Operating expenses before loan losses and goodwill depreciation as a percentage of operating income and share of profit/loss from companies accounted for under the equity method as well as investment earnings (banking), as reported in the operational income statement. Operating profit from insurance activities is excluded.

The overall purpose of Nordea's Planning and Performance Management Model (PPMM) is to increase groupwide focus on the creation of shareholder value, ensure aligned and focused strategy implementation and support the development of a common Nordea corporate culture and the creation of one bank.

Managing for value



Nordea's Planning and Performance Management Model

The three core elements in PPMM are Balanced Scorecard (BSC) to drive strategy into actions, Rolling Financial Forecasts (RFF) to maintain an updated view on future financial performance and Service Level Agreements (SLA) to focus on cost control and enhanced quality in internal service deliveries.

Balanced Scorecard

The purpose of the BSC framework is to make strategy operational. The idea is to identify strategic areas where change is required. These areas are referred to as strategic focus areas. For each of the focus areas, a key performance indicator (KPI) including targets is defined, and strategic initiatives identified in order to close the gap between actual and target performance. Examples of KPIs are economic profit, cost/income ratio, market position, customer satisfaction and employee satisfaction. When business strategy, target for each KPI and initiatives are aligned, the strategy becomes operational.


Quarterly strategy review
Quarterly strategy review
Balanced scorecard
Quarterly strategy review
Quarterly strategy review

BSC is implemented for the Group as whole and in each business area. BSC for the business areas and their subordinate units are aligned to the Group's BSC. Each business area is responsible for the implementation process in its own area and BSC is implemented on three levels in each business area. The implementation in Group functions such as Group Staffs, Group Corporate Centre, Group Processing and Technology and Internal Audit Activity has been finalised during 2003.

Rolling Financial Forecasts

In order to secure a continuously updated view on future financial performance, RFF is implemented in each business area and Group Processing and Technology. RFF has a five quarters horizon and it is updated on a quarterly basis. There is no element of target-setting in RFF. The latest available inputs regarding major drivers of financial results are considered in order to provide the best possible estimate of future earnings. Management focuses on deviations between RFF and the targets for KPIs within the financial perspective in each BSC. This ensures focus on the future and potential need for corrective actions, rather than on historical performance.

Service Level Agreements

SLAs have been implemented to promote a common understanding regarding services, priorities and responsibilities between internal service providers, eg IT, Production and Productivity, Finance, and service receivers, which are mainly the business areas. SLA is an internal business contract between providers and receivers specifying the services that will be delivered according to agreed service levels, volumes and prices. The main purpose is to prioritise cost control and enhanced quality in internal service deliveries. During 2003 a common service structure has been achieved and responsibilities clarified with focus on improving service delivery performance and strict cost management.

Management process aligned to PPMM

The CEO holds quarterly review meetings with all business areas and group functions in order to follow up strategy implementation and performance.

The management process aligned to PPMM supports a team-oriented executive management culture, increases executive accountability with clearly defined targets to ensure that appropriate action is taken, and sharpens the focus on strategic direction. The quarterly review meetings improve the understanding of the strategic drivers that deliver customer value and achieve financial performance, and ensure use of the BSC framework to communicate priorities and report on performance all over Nordea. The management process aligned to PPMM is an ongoing process that makes strategy implementation a continuous responsibility and not a yearly event. Continuous tactical performance monitoring is also part of PPMM.

Economic profit

Economic profit was introduced in 2002 as the overall key performance indicator. Economic profit will further strengthen the link between Nordea's internal financial objectives and shareholder value creation.

Economic profit measures value creation from a shareholder perspective. Positive economic profit means that the shareholders' value is growing, while a negative value reflects a business where value is destroyed. Economic profit may be calculated along several dimensions, eg different organisational levels, products or customers. Economic profit supports alignment with shareholders' interest by providing incentives for profitable growth, focus on cost efficiency as well as related risks throughout the organisation.

The roll-out of economic profit started in 2002 at business areas level. Economic profit is now used as a target in the BSC. To further drive the value from economic profit, business areas started in 2002 to roll out economic profit to lower levels of the organisation.

Corporate and Institutional Banking has implemented economic profit as an active management tool. Economic profit is the key performance indicator at profit centre level. Additionally, customer relationship and single transactions are evaluated through economic profit analyses. Economic Profit is implemented as part of the Customer Profitability System as well as in the performance measurement of business units.

Retail has organised a project with different work streams to deal with credit rating issues, measurement methodology, and management information systems. During 2003, focus shifted towards incorporation of the framework into daily operations. Economic Profit results can now be tested at both customer and branch level.

Asset Management and Life has implemented economic profit as an active management tool. Economic profit is now used in management reporting when measuring the performance of the business units within AM&L.

In all business areas a change in customer dialogue, customer relationship and pricing is expected and seen as a natural extension of the economic profit framework. The implementation in each business area is coordinated at Group level and a full implementation in all business areas is to be expected before end 2004, when economic profit shall be embedded in all business decisions.

Calculation of economic profit

Economic profit is arrived at by calculating a risk adjusted profit and subtracting the cost of equity. Risk-Adjusted profit is based on the actual income and costs, expected loan losses, and standard tax. Expected loan losses are the assumed long-term average loan losses. In addition a standard tax rate is used in order to normalise the profit to ensure an adequate comparability.

Cost of equity is the estimated yield shareholders require to invest in Nordea shares multiplied by economic capital. The long-term risk-free rate, the premium to invest in shares and the Nordea share's volatility compared to shares in general are used to set the percentage.

Economic capital

Economic capital is based on a compilation of the various risks into a total need for capital. Losses are unpreventable in the business performed by Nordea, and thus require a cushion of capital. The economic capital is the capital that is estimated to be required to cover unexpected losses.

Economic profit =

risk adjusted profit	– cost of equity
income – costs – expected loan losses – standard tax	cost of capital in percent × economic capital

Nordea aims at reducing complexity in processes, thereby improving efficiency. Focus is placed on centralising process functions and consolidating support systems. This will result in harmonised groupwide processes that have been re-engineered for maximum efficiency. The operating model includes an active use of sourcing solutions for non-core activities that are performed more efficiently outside the bank.



Efficiency in processes

Centralisation and consolidation of production processes

Progress has been made within the area of back-office processing and continuous rationalisation on a cross-Nordic basis. A wide range of processing tasks have been centralised under one management within Group Processing and Technology (GPT) with a high degree of automation. Remaining production processes in the branch network will gradually be centralised to GPT to enable the branches to focus more on customers and sales activities.

During 2003 the centralisation and consolidation of back office processing and systems has continued in GPT to increase efficiency and secure one way of working. Consolidation with respect to production processes supporting trade finance, FX, money market and derivatives products will be completed in 2004.

Centralisation and consolidation of administrative processes

Groupwide intitatives regarding financial reporting as well as procurement are examples of initiatives to streamline administrative processes within Nordea.

A Finance Shared Service (FSS) Centre has been established in Stockholm. The mission of FSS is to gain the benefits of common Nordic systems, competencies, data and finance processes to reduce costs and ensure the quality and consistency of delivery of accounting and financial information within the Nordea Group.

The new Fincance Shared Service Centre is built with focus on the following major activities.

- Moving from having four finance operations located in four countries to having one consolidated finance operation in Stockholm with minor local support
- Going from multiple local finance processes to having harmonised centralised finance processes based on best practise and use of new common finance systems
- Going from multiple local finance systems with several manual tasks to having a few Nordic systems with automated processes. SAP has been chosen as the preferred finance system provider for this purpose.

The next step in the Finance Shared Service Centre will be to study and analyse the potential for services and/or units to be included in the centralised processes and to further reduce the costs of transaction processing and reporting.

A Group Support and Procurement function has been established, focusing on optimising Nordea's spending on goods and services by deploying a consolidated Group approach to a total procurement spending. In 2003 spending amounted to approximately EUR 1,200m. The focus is on consolidating spending across countries and by reducing complexity through unification of product/service specifications, processes and policies. In 2003, Nordea's spending on office supplies and travel has been reduced and this has generated realised savings of more than EUR 5m. New spending categories have been launched and savings of EUR 15–20m are expected in 2004. This will contribute towards achieving the flat cost target.

Within Group Support and Procurement a centralised Premises Management function has been established for the main office buildings in the Nordic region. Total office space has been reduced by more than 1,850 work places corresponding to a yearly rent costs of EUR 15m.

Selective use of sourcing alternatives

To achieve further cost efficiency, Nordea is continously considering outsourcing solutions for non-core activities.

On September 30th Nordea signed a 10-year IT service agreement with IBM to transform and consolidate the Nordea Group IT production services into an on-demand infrastructure. As part of the solution, Nordea together with IBM formed a single-purpose joint venture, Nordic Processor AB, which employs about 900 employees transferred from Nordea. Nordic Processor was effective from 1 November 2003. Through this partnership Nordea will speed up the consolidation of IT production and thereby improve cost efficiency. The existing five data centres will be consolidated into one location with two fully mirroring production centres. Technological platforms, networks and desktops will be consolidated and standardised. An environment with key IT functions, such as resource provisioning, asset tracking, workflow scheduling, and real-time infrastructure monitoring will be deployed.

Focus on portfolio of integration projects

During 2003, Nordea decreased the IT development costs by approximately 20% and lowered the number of activities in this field in order to reduce costs as well as the operational risk in the IT development.

The management of the portfolio of integration projects has been centrally organised in Nordea and there has been strong focus on securing the success of large integration initiatives. A common framework for managing and controlling projects has also been implemented.

During 2003 the overall status of the project portfolio has improved and most initiatives are considered to be "on track".

Group result

Key financial figures

Operational income statement

EURm	2003	2002	2001	2000[1,2]	Pro forma 1999[1]
Net interest income	3,366	3,451	3,465	2,838	2,755
Net commission income	1,486	1,535	1,432	1,454	1,164
Trading income	567	530	543	415	243
Other income	220	154	165	134	378
Total income	**5,639**	**5,670**	**5,605**	**4,841**	**4,540**
Personnel expenses	–2,101	–2,086	–1,848	–1,534	–1,421
Profit sharing	–46	–	–30	–45	–35
Other expenses	–1,526	–1,659	–1,511	–1,274	–1,278
Total expenses	**–3,673**	**–3,745**	**–3,389**	**–2,853**	**–2,734**
Profit before loan losses	**1,966**	**1,925**	**2,216**	**1,988**	**1,806**
Loan losses, net	–363	–261	–373	–79	–91
Equity method	57	52	95	62	117
Profit before investment earnings and insurance	**1,660**	**1,716**	**1,938**	**1,971**	**1,832**
Investment earnings, banking	170	122	172	431	
Operating profit, life insurance	149	2	–17	73	124
Operating profit, general insurance	–	–122	–18	53	172
Goodwill amortisation and write-downs	–167	–171	–147	–93	–39
Operating profit	**1,812**	**1,547**	**1,928**	**2,435**	**2,089**
Real estate write-downs	–115	–	–	–40	–145
Allocation to/from pension foundation	–	–255	–	32	65
Taxes	–205	–405	–360	–691	–346
Minority interests	–2	0	0	–3	–2
Net profit	**1,490**	**887**	**1,568**	**1,733**	**1,661**

Ratios and key figures (see Business definitions page 20)

Earnings per share, EUR	0.51	0.30	0.53	0.58
Share price[3], EUR	5.95	4.20	5.97	8.10
Shareholders' equity per share[3], EUR	4.28	4.06	4.00	3.74
Shares outstanding[4], million	2,846	2,928	2,965	2,982
Return on equity excluding goodwill[5], %	16.7	11.3	19.2	19.4
Return on equity, %	12.3	7.5	13.8	16.1
Lending[3], EURbn	146	146	138	129
Deposits and borrowings from the public[3], EURbn	96	94	91	81
Shareholders' equity[3,4], EURbn	12	12	12	11
Total assets[3], EURbn	262	250	242	224
Assets under management[3], EURbn	113	96	105	105
Cost/income ratio, banking[6], %	63	64	58	54
Cost/income ratio, excluding investment earnings, %	64	65	59	58
Tier 1 capital ratio[3], %	7.3	7.1	7.3	6.8
Total capital ratio[3], %	9.3	9.9	9.1	9.4
Risk-weighted assets[3], EURbn	134	135	136	132

1 Incl Nordea Bank Danmark (former Unidanmark) 1999 and Q1 2000 pro forma.
2 Profit 2000 excl Nordea Bank Norway (formerly Christiania Bank og Kreditkasse).
3 End of period, incl Nordea Bank Norway from Q4 2000.
4 End of period. Total shares registered was 2,928 (2,985) million. The number of own holdings of shares in Nordea Bank AB (publ) was 82 (57) million. The average number of own shares was 50 (30) million. Average number of shares Jan–Dec 2003 was 2,921 million (Jan–Dec 2002 2,955). Dilution is not applicable.
5 Net profit before minority interests and goodwill amortisation/write-downs as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.
6 Total expenses divided by the sum of total income, equity method and investment earnings, banking.

Comments to the operational income statement

Result summary 2003

In 2003, Nordea's financial performance improved and tangible results were delivered on the four short-term top priorities identified in the autumn of 2002. Earnings volatility was reduced and income was maintained at a stable level despite all-time low post-war short-term interest rates. A culture of strict cost management has grown in the organisation and costs in 2003 was well within the stated target of unchanged costs compared to 2002. Capital efficiency was strengthened and loan losses occurred mainly in one single industry. The credit portfolio is considered to have a good overall quality.

Operating profit was up by 17% in 2003 compared to 2002 reflecting stable income, reduced total expenses, increased loan losses, a sharply improved operating profit from insurance activities as well as stronger investment earnings, banking.

Earnings per share were EUR 0.51 compared to EUR 0.30 in 2002 and return on equity (excluding goodwill) was 16.7% compared to 11.3% in 2002. Adjusted for the positive tax contribution in the third quarter, using standard tax rate, and the negative impact of real estate write-downs at year-end, earnings per share were EUR 0.43 and return on equity 14.5% (excluding goodwill).

Income

Strong sales efforts contributed to increased business volumes and maintained income level despite difficult markets in 2003. Total income was EUR 5,639m, 1% lower than in 2002. Adjusted for currency fluctuations, total income increased marginally.

Net interest income was EUR 3,366m in 2003, down by 2% compared to 2002. Total lending was unchanged at EUR 145bn. The underlying volume growth was 2% when adjusting for currency fluctuations. Lending to personal customers increased by 12% reflecting strong demand for mortgages. On-balance sheet lending to corporate customers decreased, but margins improved. Deposits were EUR 96bn, an increase of 1% compared to the end of 2002.

Falling interest rates had a negative impact especially on deposit margins in the retail sector throughout the year. Active management of the interest rate exposure did, however, reduce the negative effect on net interest income in the second half of the year, by EUR 10m - 15m per quarter. The effect is expected to be reduced from and including the second quarter.

Net commission income was down slightly at EUR 1,486m compared to EUR 1,535m in 2002. Brokerage was down by EUR 67m as a result of reduced stock market turnover, particularly in Finland, and restructuring of the brokerage business leading to reduced revenues, but improved profitability. The reduction was partly compensated for by improved commissions from asset management, which grew by EUR 17m to EUR 467m as a result of strong net sales and gradually improving equity markets during the year. Commissions from payments also continued to grow, increasing by EUR 40m to EUR 764m. Household payment transactions increased by 10% in 2003 reflecting a strong growth in the number of card and internet transactions, as well as a reduced number of manual transactions.

Trading income increased from EUR 530m in 2002 to EUR 567m in 2003, reflecting the further strengthening of Nordea's position as a leading provider of derivatives and debt-capital market services.

Other income increased by EUR 66m to EUR 220m. In 2003, Nordea undertook a number of divestments in line with its strategy to focus on core business. This resulted in several non-recurring gains, which increased other income.

Expenses

Expenses were EUR 3,673m, a decrease by EUR 72m, or 2% in 2003. Total costs were well within the target of flat costs compared to 2002, even when including EUR 46m reservation for profit-sharing schemes. The process of reducing complexity, including centralisation and consolidation of back-office processes, and rationalisation on a cross-Nordic basis has contributed to the decrease.

Underlying expenses decreased by approx. 6%. Total costs in 2003 included acquired business in Poland and reservation for profit-sharing, which were not included in 2002, as well as higher restructuring costs and higher variable salaries than in 2002. The effect of currency fluctuations has also been taken into account when determining the underlying cost development.

Personnel expenses were EUR 2,101m in 2003, an increase by 1%. Underlying personnel expenses decreased by 2% when adjusting for acquired business in Poland, increased variable salaries and restructuring costs.

The number of employees was reduced by 3,510 to 30,761 of which approx. 900 as a result of the joint venture with IBM and approx. 500 as a result of the sale of the Finnish real estate brokerage business.

Reservation for profit-sharing amounted to EUR 46m. In 2002, no cost under Nordea's profit-sharing schemes arose.

Other expenses were EUR 1,526m, a decrease by 8% compared to 2002, reflecting a generally strengthened cost management culture in the Group. IT development costs were reduced by approx. 20%.

The cost/income ratio was 63% (64%). Excluding reservations for profit-sharing, the cost/income ratio was 62%.

Loan losses

The Group's continuous concentration on Nordic customers has helped to maintain the credit quality at a satisfactory level and the overall quality of the portfolio is good. Loan losses were EUR 102m higher than last year, primarily reflecting the weakness in parts of the Norwegian Retail Banking portfolio. Loan losses corresponded to 0.25% of total loans and guarantees.

Investment earnings, banking

Investment earnings increased by EUR 48m to EUR 170m in 2003 following gains on the fixed income portfolio in the first half of the year and on the equity portfolios in the second half of 2003.

Life insurance

Profit from Life insurance improved to EUR 149m from EUR 2m in 2002 mainly reflecting the gradual implementation of the changed business model in Life. This model has been a key element in reducing the overall volatility in Nordea's earnings in 2003.

General insurance

In 2002, a loss of EUR 122m was generated in the general insurance activities that were sold in that year.

Real estate write-downs

Nordea has previously been one of the largest real estate owners in the Nordic region. In accordance with the strategy to focus on core business and increase capital efficiency it was decided to reduce the Group's real estate exposure and initiate a real estate disposal programme. This has resulted in the divestment of Nordea's residential property and owner-occupied properties in Denmark, the sale of the shares in Nordisk Renting and Citycon, and the agreement in December last year whereby Nordea sold 97 properties in Finland, Norway and Sweden comprising primarily larger regional offices and traditional branch offices.

A write-down of EUR 115m related to this ongoing process materialised in the year-end accounts. The net financial effect of recent and ongoing real estate disposals is expected to be a gain of approx. EUR 200m as a result of the write-down of EUR 115m and an expected gain of approx. EUR 300m in 2004.

Net profit

Net profit increased by 68% to EUR 1,490m reflecting the improvement in operating profit, the positive tax contribution in the third quarter, last year's allocation to pension foundations as well as the impact of the real estate write-downs in the fourth quarter 2003.

Business area result

	Business areas						
		Corporate and	Asset Management & Life			Group	
	Retail	Institutional			Group	Functions and	
EURm	Banking	Banking	Asset Mgmt	Life	Treasury	Eliminations	Total
Customer responsible units:							
Net interest income	2,993	412	30		132	–201	3,366
Other income	1,360	577	224		–17	129	2,273
Total income incl. allocations	**4,353**	**989**	**254**		**115**	**–72**	**5,639**
of which allocations	528	–294	–201		10	–43	0
Expenses incl. allocations	–2,488	–523	–159		–33	–470	–3,673
of which allocations	–1,440	–163	15			1,588	0
Loan losses	–311	–39				–13	–363
Equity method	19	17				21	57
Profit before investment earnings and insurance	**1,573**	**444**	**95**		**82**	**–534**	**1,660**
Investment earnings, banking					164	6	170
Operating profit, life insurance				114		35	149
Goodwill amortisation and write-down	–29	–14				–124	–167
Operating profit 2003:	**1,544**	**430**	**95**	**114**	**246**	**–617**	**1,812**
Operating profit 2002:	1,618	518	80	–78	114	–705	1,547
Return on equity, %	24%	14%					16,7%
Cost/income ratio, banking, %	57%	53%	63%		12%		63%
Other information, EURbn							
Total assets	151	82	4	25	15	–15	262
Lending	119	20	2		5		146
Deposits	70	15	3		7		96
Capital expenditure, EURm	67	0	3	1	0	26	97
Depreciations, EURm	–28	0	–7	–4	0	–76	–115
Product result 2003:			**180**	**161**			
Product result 2002:			180	11			

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations includes the unallocated results of the three group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury) and Group Staffs. This segment also includes items needed to reconcile with the Nordea Group.

The principles used in the segment reporting are described below. Figures are disclosed and consolidated using end of period and average currency rates in conformity with the statutory reporting. Previously,fixed planning rates were used. Historical information has been restated accordingly.

Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on allocated capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, the business area commands product responsibility for investment funds and life insurance. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings on these products, including sales and distribution costs within Retail Banking. The product result for Asset Management includes, in addition to the operating profit, revenues and expenses related to investment funds allocated to Retail Banking respectively. In addition estimated sales and distribution costs within Retail Banking is included in the product result.

When allocating income and cost between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit is subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations adds to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and advances to credit institutions and lending. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margin on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. This also applies to the corresponding result effect derived from amortisation and write-downs and funding costs. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations, together with the result effects.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit corresponding to the expected average long-term risk-free return of comparable equity. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arms length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. As previously mentioned, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, results from real estate holdings, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

Group organisation


Board of Directors
Internal Audit Activity
President and CEO
Group Management Secretariat
Retail Banking
Corporate and Institutional Banking
Asset Management & Life
Group Processing and Technology
Group Corporate Centre
Group Staffs
Regional Banks Denmark
Regional Banks Finland
Regional Banks Norway
Regional Banks Sweden
Regional Banks Poland and Baltic Countries
Household
Corporate
Nordic Wealth Management
Planning and Control
Market Support
Product Companies
Corporate Banking Division
Financial Institutions Division
International and Shipping Division
Markets
Investment Management
Investment Funds
Nordic Wealth Management
European Private Banking
Life & Pensions
Group IT
Electronic Banking
Global Operations Services
Production and Productivity
Group Credit and Risk Control
Group Treasury
Group Planning and Control
Group Finance
Investor Relations
Group Corporate Development
Group Support and Procurement
Group Human Resources
Group Identity and Communications
Group Legal
Group Compliance

Retail Banking has customer responsibility for personal and corporate customers and develops, markets and distributes a broad range of financial products and services. Retail Banking is a strongly decentralised profit-centre-based organisation where the branch offices and the regions are the profit centres with the responsibility for all business their customers have with the bank, including risks related to such business, the quality of the services offered as well as profitability.



Retail Banking

Strategic direction

Establish a stable and broadly based growth of income

- Increase sales to all existing customers
- Acquire new profitable customers
- Sell more through all channels: Branches, Netbank and Contact Centres
- Sell products in bundles

Ensure operational excellence and cost efficiency in all processes

- Implement common solutions
- Encourage the customers to use Netbank and Contact Centres
- Handle customers according to segment-based strategy
- Enforce strict cost management

Optimise risk taking and use of capital

- Use economic profit to determine individual corporate customer strategy
- Secure the right procedure for credit-granting
- Monitor credit risk and take rapid action
- Use credit-scoring models

Retail banking in the Nordea Group, % of income 2003



Retail Banking (73%)
Other (27%)

Volumes 2000–2003
EURbn



120
100
80
60
40
20
0
2000
2001
2002
2003
Total lending
Total deposits

Operating profit per country 2003
EURm



600
500
400
300
200
100
0
−100
Denmark
Finland
Norway
Sweden
Poland & Baltic

Establish a stable and broadly based growth of income

Retail Banking comprises 11 regional banks in the Nordic countries. The operations in Estonia, Latvia, Lithuania and Poland are organised into one separate region.

Achievements in 2003

Personal customers

Lending to personal customers continued to grow strongly. The loan volume increased by 13%, or EUR 7.0bn during 2003 to EUR 63bn at year-end. Growth in lending has been strongest in Finland and Denmark. Deposits from personal customers increased by 3%, or EUR 1.2bn during 2003 to EUR 41.0bn at year-end. Growth in deposits has been strongest in Denmark and Sweden. The net sale of investment funds to personal and corporate customers was EUR 4.1bn, which is higher than in 2002.

Lending margins were unchanged at 1.6% compared to 2002, while deposit margins decreased by approx. 0.4% points to 1.7% as a result of interest rate decreases. Efforts to compensate the earnings shortfall have been made in widening individual product margins and together with the strong growth in household lending this has significantly softened the negative impact on interest earnings.

In an effort to demonstrate the value of bringing more business to Nordea, the bank provides a transparent customer concept differentiated by service and pricing levels. Superior levels of pricing and service are offered as customers increase their business volume and product holdings.

To support the customer-centric approach a number of product package and advisory initiatives have been campaigned during 2003 including a Nordic multi-channel campaign with offers of MasterCard/MasterCard Gold and Visa Electron, and new instalment free mortgage products in Denmark.

In 2003, a centralised customer-segment-responsible unit has been established with overreaching responsibility for managing marketing tools, including direct marketing, and uptiering customers in the customer programme pyramid.

Lending by country
EURbn


40
35
30
25
20
15
10
5
0
Dec 02
March 03
June 03
Sept 03
Dec 03
Denmark
Finland
Norway
Sweden
Poland & Baltic

Deposits by country
EURbn


25
20
15
10
5
0
Dec 02
March 03
June 03
Sept 03
Dec 03
Denmark
Finland
Norway
Sweden
Poland & Baltic

Mutual funds by country
EURbn


15
12
9
6
3
0
Dec 02
March 03
June 03
Sept 03
Dec 03
Denmark
Finland
Norway
Sweden

Total savings by country
EURbn


40
35
30
25
20
15
10
5
0
Dec 02
March 03
June 03
Sept 03
Dec 03
Denmark
Finland
Norway
Sweden
Poland & Baltic

A new Nordic customer service concept within Private Banking was launched in Denmark, and pilot projects have been established in Finland, Sweden and Norway. The concept is standardised cross Nordic and ensures added value for customers as well as cost-efficient and profitable handling of customers.

A financial planning tool has been launched in Denmark, Sweden and Norway supporting bank advisers. The tool supports a balanced advisory process ensuring compliance with current and upcoming legislation demanding documentation of advice. The tool will be further developed during 2004 to fully support the new securities regulations that will be in force in Sweden in 2004.

Corporate customers

Lending to corporate customers decreased by EUR 0.4bn to EUR 56.0bn at the end of December 2003. This followed an increase in the loan book in Finland and Denmark while loan volume to corporate customers decreased in Sweden and Norway. Deposits from corporate customers increased by 2.2%, or EUR 0.6bn during 2003 to EUR 29.0bn at year-end.

Lending margins for corporate customers were 1.2% in 2003 which is unchanged compared to 2002, and deposit margins decreased from 1.3% in 2002 to 1.1% in 2003. Widening individual product margins and adjusted pricing of corporate Netbank services and payments softened the negative impact on interest earnings.

In 2003, a segment-based corporate customer strategy was established with a view to ensure that customer needs are met with the right competencies through a multichannel distribution concept.

Large customers are serviced by senior relationship managers in special competence centres, which have been established in all Nordic countries. Medium-sized customers are served by relationship managers ensuring both high competence in the customer approach as well as good usage of the unique Nordea branch network, and the service for small customers is broadened through extensive usage of e-banking and telephone solutions, which at the same time raises efficiency. The implementation of the revised strategy for corporate customers is in progress in all countries where Nordea operates.

Several new products and services were offered to the customers during 2003, including financial risk management tools, cash management solutions, and corporate e-services.

Focus in 2004

The customer-centric business models for personal and corporate customers outlines how all products and services are developed, bundled in packages, and sold to customers through all distribution channels in a way that is convenient for the customers and profitable for Nordea.

For personal customers, the focus in 2004 will be on the launch of customer concepts in Norway, Poland and the Baltic countries, the implementation of the Nordic CRM-system, and a sharpening of Nordea's advisory market profile in the public.

Within Private Banking, the focus will be on implementing the new standardised customer service concept throughout Nordea.

For corporate customers, the focus in 2004 will be on finetuning the customer offering through the implementation of best practice, the introduction of an enhanced solution for credit process support, and on acquiring new profitable customers.

Ensure operational excellence and cost efficiency in all processes

Achievements in 2003

Ensuring cost control has top priority in Retail Banking, and a number of cost control initiatives were taken in 2003. The realisation of cost reductions enabled by automation and centralisation of production as well as the multichannel development, remained in focus. The total number of employees was 18,407 at year end which is a reduction of 1,776 of which approx. 550 pertain to the Finnish real-estate agency Houneistokeskus which was sold in 2003.

Margins

	Margins, % 2003	2002
Lending to corporates	1.2	1.2
Lending to personal customers	1.6	1.6
Total lending	**1.4**	**1.4**
Deposits from corporate	1.1	1.3
Deposits from personal customers	1.7	2.1
Total deposits	**1.4**	**1.7**



Volumes (EURbn)
Personal Customers
Marketing tools
132
9.6 million
Core
101
1.4 million
Private Banking Gold Programme
Intermediate
24
2.1 million
Silver Programme
Basic
7
6.0 million
Pricing

Nordea aims at delivering a full product-range through a multi-channel distribution network, thus ensuring that the customer is experiencing one bank and chooses the appropriate channel, whether it be the local branch office, the telephone or the Internet. In this respect, one of Nordea's major strengths lies in the number of customers who already are accustomed to using conventional banking services through the Internet.



Volumes (EURbn)
Corporate Customers
56
950,000
Core
39
20,000
Senior Relationship Managers
Intermediate
11
55,000
Relationship Managers
Basic
6
875,000
Standardised Concepts

Corporate customers are segmented according to service needs and profitability. A strategic initiative defining and implementing common segmentation and segment-related service concepts has been launched with the objective of increasing customer satisfaction and as a result increase profitability.

Market shares

	Denmark		Finland		Norway		Sweden	
%	2003	2002	2003	2002	2003	2002	2003	2002
Household, deposits	22	22	34	34	9	9	19	20
Household, bank lending	18	19	32	31	11	10	10	11
Corporate, deposits	22	22	41[1]	48[1]	16	16	25	26
Corporate, bank lending	23[1]	26[1]	37	46	17	18	15	16
Mortgage & housing loans	13	12	33	33	11	10	16	16
Funds	25	27	25	24	9	9	17	18

1 Reduction mainly due to a change in public statistics.

E-banking customers
1,000's


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
Dec 96 Dec 97 Dec 98 Dec 99 Dec 00 Dec 01 Dec 02 Dec 03

E-banking payments, monthly
000's


7,000
6,000
5,000
4,000
3,000
2,000
1,000
Dec 96 Dec 97 Dec 98 Dec 99 Dec 00 Dec 01 Dec 02 Dec 03
Denmark
Finland
Norway
Sweden

E-banking log-ons, monthly
000's


5,000
4,000
3,000
2,000
1,000
Dec 96 Dec 97 Dec 98 Dec 99 Dec 00 Dec 01 Dec 02 Dec 03
Denmark
Finland
Norway
Sweden

Market shares, Nordea
%


35
30
25
20
15
10
5
0
Denmark
Finland
Norway
Sweden
Household loans
Household deposits
Mortagage/ Housing loans
Mutual funds

The total number of transactions show continuous growth and the transaction pattern has changed dramatically from 1999 to 2003 with a 39% reduction in manual transactions and a 49% increase in automated and self-service transactions.

Nordea continued to see strong sales and increasing usage in the growing range of e-banking services. During 2003 the number of Netbank users increased by 0.4 million to 3.6 million. 336,000 customers had signed up for equity trading online. The number of customer logons was 130 million in 2003, which represented an increase of 26 million, or 25%, compared to 2002, and the number of e-banking payments was 146 million during 2003, an increase of 25 million, or 20%, compared to 2002.

Nordea had 2,060 contracts with merchants using direct e-payments. 730 of them were present at the electronic market place Solo Market. Nordea's e-commerce services also include e-invoicing, e-identification and signature and e-salary.

With the strong growth in Netbank usage Nordea strengthened its position as the world's most widely used Internet bank.

Cost control measures in regional banks and branches
In Norway, a comprehensive reorganisation programme was launched in 2003 with the aim of making customer service more efficient, and reduce costs. This completed the implementation of a uniform customer organisation in the four Nordic countries.

Regions were reorganised in Finland, bringing the number of regions down from 31 to 21 with the aim to enhance customer and profit orientation, and reduce costs. In Sweden, regional bank management and support was centralised in 2003, and in Denmark finetuning of the branch network continued, reducing the number of branches that offer services to corporate customers.

LG Petro Bank in Poland that was acquired in 2002 was integrated into Nordea Bank Polska during 2003.

Continuous improvement of branch efficiency is supported by internal benchmarking. Branch productivity and financial results differ within and across countries. Through internal competition and individual target setting, branch managers are constantly urged to improve performance.

Cost control measures in Nordic support functions
The Nordic product/market and service units have been further downscaled during 2003, marketing resources have been centralised, and market research was changed into one Nordic organisation.

With a view to enhance cost efficiency and sales performance, a new organisational unit, Nordic Wealth Management was established comprising Nordic Private Banking and Savings and Investment Services.

Central processing costs
Approximately one third of Retail Banking's cost base is central processing costs that are governed through service level agreements with Group Processing and Technology. Such costs have been monitored closely during 2003, and cost-control measures have be taken on an ongoing basis.

Divestment of non core business
During 2003, the leading real estate broker in Finland, Huoneistokeskus, and the Norwegian debt collection company Inkassosentralen were sold. Nordea maintains cooperation with the companies. Also portfolio of unsecured receivables was sold in Finland

Customer Satisfaction Index (CSI)

A comprehensive customer survey is conducted each year with the purpose of providing the whole organisation with a tool to improve customer satisfaction, and thereby overall profitability.

In 2003, the CSI results for personal Gold and Silver customers showed an increase in Denmark, a decrease in Norway, and largely unchanged levels in Finland and Sweden. For large and medium sized corporate customers, the CSI results improved in all countries.

The CSI results are used by Retail Banking executives to adjust the customer-centric business models, and in regions and branch offices to set targets for customer satisfaction for subsegments, and to identify and carry out initiatives with a view to reach such targets.

Focus in 2004

Regional banks and branches
The reorganisation programme in Norway which was almost completed in 2003, will be finalised in 2004, and in Finland it has been decided to further reduce the staff in 2004 on the backdrop of a declining workload because of for example increased use of electronic services.

Focus will also be on carrying out a number of projects for further centralisation and automisation of manual processing activities in the branches. The ambition of these projects is to remove all major back-office responsibilities from the branch network, enabling the branch personnel to spend their time on sales and customer advice.

IT projects
Development resources are focused on future-oriented projects with a Nordic scope.

In 2004, such projects include the development and implementation of systems to support the deployment of the Nordic strategies for personal and corporate customers, and systems to improve the efficiency of credit processes.

Central processing costs
In cooperation with Group Processing and Technology, Retail Banking will aim at further reduction of central processing costs.

Transactions, household customers 1999–2003
millions



500
400
300
200
100
0
Manual transactions – branches
Manual transactions – booking center
Payment ATMs
Card payments
Cash withdrawal ATMs
Direct debit
Solo payments
1999
2000
2001
2002
2003

Optimise risk-taking and use of capital

Optimal allocation of capital in Retail Banking is ensured by the finetuning and rollout of the economic profit concept that supports profitable pricing and service standards.

Achievements in 2003

The economic profit programme was introduced in 2003 with reporting of economic profit on individual corporate customer level, which supports the relationship manager when determining the strategy for the individual customer.

For small corporate customers, the credit processing was simplified during 2003 through wide use of credit scoring.

In Norway, a number of credit control initiatives were launched on the backdrop of the large loan losses.

Focus in 2004

The size and quality of assets will be carefully monitored and proactive risk management procedures will be enforced.

	Full year 2003	Full year 2002
Operating profit, EURm	1,544	1,618
Return on equity	24%	22%
Cost/income ratio	57%	59%
Customer base: personal customers, million	9.6	9.7
corporate customers, million	0.9	1.0
Number of employees (full-time equivalents)	18,407	20,300

The continuing deployment of the economic profit concept will encompass a learning process through which the relationship managers will be better able to price according to risk in all considerations pertaining to Nordea's business relation with corporate customers.

Result 2003

Profit before loan losses for 2003 showed a slight increase from 2002. Total income decreased by 3% compared to last year, following income growth in Denmark, Norway, Poland & Baltic and decline in Finland and Sweden.

Net interest income decreased by 5%. Volume growth has been strong, offsetting some of the negative impact on net interest income stemming from the continued decline in rates, which has lowered the interest margin on deposits. Net commision increased by 1% reflecting an increase in all countries except Norway.

Strict cost control ensured a decline in costs by 5%. The cost/income ratio decreased markedly in Denmark, Norway, Sweden and Poland & Baltic, while the ratio increased in Finland. The cost/income ratio was 57% in 2003 compared to 59% in 2002.

Loan losses in Retail Banking were EUR 311m in 2003, compared to EUR 219m in 2002. 90% of the losses related to Retail Norway and were to a high degree related to exposures to the fish-farming industry. Loan losses in the other countries were very low.

Operating profit before loan losses was EUR 1,865m, a slight increase compared to 2002, while operating profit at EUR 1,544m represented a slight decrease from from 2002. Return on equity remained at a high level of 24%.

Retail Banking by market EURm

	Total		Retail Denmark		Retail Finland		Retail Norway		Retail Sweden		Poland & Baltic	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income	2,993	3,136	811	839	778	873	469	431	888	936	41	29
Net commission & other income	1,360	1,345	347	306	368	339	160	196	443	440	33	21
Total income	**4,353**	**4,481**	**1,158**	**1,145**	**1,146**	**1,212**	**629**	**627**	**1,331**	**1,376**	**74**	**50**
Total expenses	–2,488	–2,630	–631	–662	–607	–607	–393	–428	–774	–859	–62	–49
Profit before loan losses	**1,865**	**1,851**	**527**	**483**	**539**	**605**	**236**	**199**	**557**	**517**	**12**	**1**
Loan losses	–311	–219	–51	–46	30	–1	–279	–156	–8	–9	1	–5
Equity method	19	11	19	11	0	0	0	0	0	0	0	0
Goodwill amortisation	–29	–25	0	0	0	0	0	0	–17	–17	–9	–4
Operating profit	**1,544**	**1,618**	**495**	**448**	**569**	**604**	**–43**	**43**	**532**	**491**	**4**	**–8**
Cost/income ratio, %	57	59	54	57	53	50	62	68	58	62	84	98
Return on equity, %	24	22	26	24	38	38	–4	4	29	21	3	–13
Other information, EUR bn												
Lending	119.0	112.3	33.1	28.1	26.9	24.7	18.9	20.8	38.3	37.4	1.8	1.4
Deposits	70.0	68.1	15.3	14.3	22.6	22.0	10.0	11.3	21.2	19.5	0.9	1.0
Economic capital	4.7	5.3	1.4	1.4	1.1	1.2	0.9	0.8	1.3	1.7	0.1	0.0

Corporate and Institutional Banking delivers a wide range of products and services to large corporate and institutional customers. The business area comprises four divisions: Corporate Banking, Financial Institutions, International and Shipping, and Markets, and has customer responsibility for large corporates, financial institutions, shipping, offshore and oil services companies. Nordea Markets is offering capital markets, money market, fixed income, foreign exchange and equity market products and services to Nordea Group customers.



Corporate and Institutional Banking

Strategic direction

The overall CIB strategy will be unchanged for 2004 and the main goal is to contribute to improved shareholder return. This implies income growth, maintained solid credit control and speedy execution of profitable initiatives, more efficient use of capital and further cost efficiency improvements.

Establish a stable and broadly based growth of income

- Increase share of wallet
- Further enhance position among large corporates in Sweden
- Increase focus on financial institutions

Ensure operational excellence and cost efficiency in all processes

- Realise full potential of the existing cost-saving initiatives and harvest full benefits
- Increase organisational efficiency

Optimise risk-taking and use of capital

- Active management of capital and risk
- Price according to risk
- Proactive handling of credit risk

Corporate and Institutional Banking in the Nordea Group, % of income 2003


Corporate and Institutional Banking (17%)
Other (83%)

Lending volumes 2001–2003
EURbn


35
30
25
20
15
10
5
0
2001
2002
2003

Operating profit by main area 2003
EURm


350
300
250
200
150
100
50
0
-50
-100
-150
Corporate Banking
Financial Institutions
International and shipping
Investment Banking
Other
Markets[1]

[1] Markets has a product responsibility for trading products such as FX, fixed income and related derivatives and is evaluated by monitoring the product result. The product result includes all revenues and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

Establish a stable and broadly based growth of income

Nordea holds a strong position in the Nordic corporate and institutional banking market including:

- A leading corporate banking franchise with a broad relationship with corporates and institutions in the Nordic market
- A major international shipping business
- A leading Nordic position in debt capital markets and derivatives

The primary customer base consists of some

- 450 large Nordic corporates
- 150 Nordic financial institutions
- 100 international financial institutions
- 750 banks, and
- 100 Nordic and international shipping companies

Achievements in 2003

The business activity and income generation in Corporate and Institutional Banking was high during the first part of the year despite a challenging market environment. The deal flow was high partly due to a large number of refinancings and partly due to new transactions. In the last part of the year the business activity declined within most areas except for Shipping, where good profitability within many segments of the shipping industry resulted in a number of transactions throughout the year. In investment banking and custody business income was reduced due to the continued weak demand in equity-related markets. The Group's brokerage business was restructured which reduced income but improved profitability.

Nordea's position among large Swedish corporate customers has clearly improved during 2003 as a result of a long-term plan to enhance the position in Sweden. A new Financial Institutions Division was established in July 2003 as a consequence of the special focus on servicing financial institutions. The aim is to strengthen the service offered towards this attractive customer segment and improve the existing market position.

Cash management services were further developed during 2003 and Nordea successfully won a very large proportion of the cash management mandates including the overall majority of the Pan-Nordic deals. New versions of the Corporate Netbank were launched and product upgrades on the Cash Pool system were delivered during the year.

Stock market development

	Market volume 2003 EUR bn	Market volume 2003/2002 %	Market index 2003 %
Denmark	55.9	7.2	22.5
Finland	146.0	–22.8	4.4
Norway	68.0	27.4	48.4
Sweden	266.7	–8.2	30.1

Syndicated loans
- mandated lead arranger in the Nordic region 2003

Pos.	Bank name	EURm	No.	% Share
1	Nordea	6,688	43	17.0
2	SEB	3,075	23	7.8
3	Handelsbanken	2,921	19	7.4
4	Citigroup	2,725	14	6.9
5	Barclays	2,591	6	6.6
6	HSBC	2,216	6	5.6
7	Den Norske Bank	2,133	17	5.4
8	Deutsche Bank	1,961	8	5.0
9	BNP Paribas	1,889	10	4.8
10	ABN AMRO	1,843	8	4.7

Source: Dealogic

Custody services


Assets, EURbn
No. of transactions, million
500
400
300
200
100
0
5
4
3
2
1
0
2001
2002
2003
Institutional assets under custody
No. of custody transactions

Number of employees (full-time equivalents)


3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003

In foreign exchange, money market and fixed income, activity levels remained high with strong customer demand, especially in the first half of the year. Customer trading on TradeWeb - the world's leading on-line trading network for fixed income securities - was successfully launched.

In derivatives, risk management solutions for corporates with exposures in currencies, interest rates and commodities brought continued strong demand for simple as well as complex derivatives. Institutional customers' demand for structured solutions were increasingly met through advisory services comprising individualised asset/liability management and modelling.

Debt capital market activities remained at high levels and Nordea kept the position as the number one mandated arranger and book-runner in syndicated loans for Nordic corporate borrowers. Significant progress was made in corporate bond issuance where Nordea's leading position among Nordic financial institutions was maintained and consolidated.

In the trade and project finance area, Nordea improved its capabilities within structured finance transactions and closed the first domestic public-private-partnership transaction in the Nordic region. Within acquisition finance, Nordea further strengthened the market position during the year by providing financing for more than half of the large and mid-sized leveraged buy-outs in the Nordic countries.

Within Investment Banking, Nordea strengthened the secondary trading market position during 2003 and the combined Nordic market share placed the bank on a third position in terms of turnover. In corporate finance Nordea acted as advisor to customers in transactions valued at more than EUR 4.6 bn including the acquisition of Instrumentarium by GE and the acquisition of Perbio Science by Fisher Scientific.

During 2003 the transaction volume in Custody Services fell by 13% compared to 2002, due to falling market volumes. Assets under custody increased from EUR 365 bn to EUR 397 bn during the year. A series of new pan-Nordic mandates was won during the year and assets under custody were almost twice as high as for the closest Nordic competitor.

Within Settlement Services, Nordea achieved a notable success with its CLS Nostro Agent Services in the three Scandinavian currencies (CLS™). Nordea more than doubled its number of clearing mandates, several of which were Pan-Scandinavian, thereby gaining substantial market ground.

In the international shipping industry, 2003 was a year with higher than expected returns in all segments. The high liquidity in the banking market resulted in increased competition, and a number of large transactions were executed during the year. Nordea played a major role as a mandated lead arranger and arranged or co-arranged new transaction for more than USD 10 bn in 2003.

Focus in 2004

The competition for key customer business is expected to increase and the Bank's ability to act as a full fledge financial partner with a broad product range and underwriting capability will continue to be important.

In order to grow income despite the increasing competition, focus will continue to be on increased share of wallet of core customers. Divisions specialising in specific customer segments and the customer team approach are key elements in enabling the relationship managers and specialists to have full focus on the customer needs with tailored offerings. Attention will be on further improving capabilities and position in value added services including debt capital markets, derivatives, structured products and cash management.

In Sweden the aim is to further enhance the position among large corporates and institutions. The prime brokerage concept, which is a one-point of entry service concept, has been established to improve services towards Nordic financial institutions.

Ensure operational excellence and cost efficiency in all processes

Achievements in 2003

Corporate and Institutional Banking successfully achieved increased cost efficiency throughout the year, reflecting the implementation of planned cost saving initiatives. During the year, the number of full-time employees within the business area decreased from 2,444 to 2,102.

Within Investment Banking, the changed business model announced in the second quarter was almost fully implemented by the end of the year. Equities and Corporate Finance will be separated and integrated into Markets and Corporate Banking, respectively. In Sweden, Denmark and Finland the two investment banking activities have already been separated. The new business model should enable further streamlining and sharing of fixed costs.

The streamlining of the organisation and operations in the international branches continued during the year and the cost reductions were implemented as planned. The number of employees was reduced and the streamlining of IT platforms continued.

The portfolio of development projects has been reduced during 2003, and the development activity has been concentrated on a few development projects.

The Trading Infrastructure Programme, the centralised, cross-border platform for processing and settlement of foreign exchange, money market products, and derivatives, was launched in Finland, Norway and Denmark. The Swedish part of the programme will be included in 2004.

The Trade Finance programme, aiming to increase efficiency in the processing of trade finance transactions, has proceeded during the year. Operational processes and IT support systems are being streamlined on a Pan-Nordic level.

The annual customer survey reconfirmed Nordea's unchallenged position as the clear number one in the Nordic corporate banking market. Nordea won the Euromoney price for best Cash Management in the Nordic Region and Custody Services Sweden was rated as the most improved sub-custodian in the world in Global Custodian Annual Survey 2003.

Focus in 2004

The focus for 2004 will be on fully implementing existing cost savings initiatives and secure that full benefits are harvested as quickly as possible. Selected new initiatives and IT development projects, will be implemented. A further reduction in the number of employees is expected. The Nordic cooperation and knowledge sharing will be further strengthened within selected areas.

Optimise risk-taking and use of capital

Achievements in 2003

The Corporate and Institutional Banking strategy includes efficient use of capital and proactive handling of credit risk. Economic capital and economic profit is fully implemented in the business areas as a tool to realise the strategy and price according to risk is on the top of the agenda.

An active use of syndication and capital markets instruments is important to increase balance sheet liquidity and improve the capital efficiency. During 2003 an Active Credit Portfolio Management set-up has been implemented in the Corporate Banking Division, establishing a tool for managing assets and risk distribution in general.

The use of economic capital in Corporate and Institutional Banking has decreased from EUR 2.2bn to EUR 1.8bn during 2003. The decrease is mainly due to volume reduction reflecting the strengthening of the Euro, a subdued loan demand in some segments and the success in refinancing loans with capital market transactions.

Attention and focus is given to credit quality. Workout procedures are in place, exploiting the full industry and cross-border workout competence. The proactive stand on credits is an important factor behind the low loan losses.

Focus in 2004

Efforts to employ capital more efficiently will continue, with emphasis on using debt capital market products, syndications and asset distribution in general. Continuous monitoring of the profitability of the different businesses will be in focus. Further more, tools and methods securing an optimal relationship between risk and price will continuously be developed. Increased attention will also be paid to the operational risk management area.

Results

Income totalled EUR 988m, down by EUR 174m, or 15%, from the previous year. A major factor behind the decline was the strengthening of the Euro, reducing total income by approximately 7%. In addition, during 2003 a central reserve of EUR 39m was transferred to the business area in

Operating profit by main area

EURm	Corporate and Institutional Banking		Corporate Banking		Financial Institutions		International and Shipping		Investment Banking		Other		Markets[1]	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income	412	456	239	254	46	55	119	147	1	2	6	0	46	52
Other income	577	706	243	321	199	240	56	56	55	93	23	–5	474	441
Total income	**988**	**1,162**	**482**	**575**	**246**	**295**	**175**	**203**	**56**	**95**	**29**	**–5**	**520**	**493**
Total expenses	–523	–624	–145	–236	–101	–159	–48	–73	–64	–124	–164	–32	–233	–217
Profit before loan losses	**466**	**539**	**338**	**339**	**144**	**136**	**127**	**130**	**–8**	**–29**	**–135**	**–37**	**287**	**276**
Loan losses	–54	–34	–45	–54	2	4	–11	–20	0	0	0	36	0	0
Transfer risk	15	10	15	10	0	0	0	0	0	0	0	0	0	0
Equity method	17	12	0	0	0	0	0	0	0	0	17	12	0	0
Operating profit before goodwill	**444**	**526**	**307**	**295**	**147**	**139**	**116**	**110**	**–8**	**–29**	**–118**	**11**	**287**	**276**
Goodwill depreciation	–14	–9	–2	–2	–3	–3	0	0	–7	–2	–2	–2	0	0
Operating profit	**430**	**518**	**305**	**293**	**144**	**136**	**116**	**110**	**–15**	**–30**	**–119**	**9**	**287**	**276**
Return on equity, %	14	16												
Cost/income ratio, %	53	54												
Other information EUR bn														
Lending	20.0	25.1	11.9	16.8	1.7	1.9	6.4	6.5	0.0	0.0	0.0	0.0	0.0	0.0
Deposits	15.2	14.2	7.4	8.8	5.7	3.9	2.1	1.6	0.0	0.0	0.0	0.0	0.0	0.0
Economic capital	1.8	2.2	1.1	1.4	0.2	0.2	0.3	0.4	0.0	0.1	0.2	0.2	0.2	0.2

[1] Markets has a product responsibility for trading products such as FX, fixed income and related derivatives and is evaluated by monitoring the product result. The product result includes all revenues and expenses to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

connection with introducing fair value for derivatives in Markets. The transfer reduced the income in Markets and in the business area, but did not affect the Group's result.

Net interest income was EUR 412m, a decrease of EUR 44m from 2002. This reflects a reduction of the lending volume of EUR 5.1bn, to EUR 20bn. Apart from the currency effect, the decrease in lending as well as interest income was subject to the strategic aim of arranging customer financing from capital markets rather than from long-term balance sheet lending. The volume was also reduced as a consequence of running off the non-core lending portfolios in international branches. Seen over the full year, and especially during the second half, corporate customers' investment activities were at a lower level than in the previous year. Credits margins increased throughout the year.

The income in Investment Banking suffered from continued weak customer demand and declined by EUR 39m from 2002. The income from custody services for corporate and institutional customers was EUR 29m lower than in the previous year, reflecting the lower number of custody transactions and increased price pressure on services.

Markets Division performed strongly and generated a substantial growth in all product areas and especially in debt capital markets, derivatives, fixed income and structured products.

Total costs for the business area amounted to EUR 523m, down by 101m or 16% from the previous year. The stronger Euro had a favourable impact, explaining approximately 6% of the reduction. Total personnel expenses decreased by EUR 15m. Other cost were reduced by EUR 61m, reflecting lower IT costs, a reduction of restructuring expenses and other cost savings.

The good overall credit quality was maintained during the year. Loan losses continued to be low and amounted to EUR 54m. Operating profit was EUR 430m compared to EUR 518m in 2002. Return on equity was 14%.

Asset Management & Life is responsible for Nordea's activities within institutional investment management, life insurance and pensions, investment funds and private banking. In cooperation with Retail Banking, Asset Management & Life manages Nordea's activities in the savings market in general. Nordea is the leading asset manager in the Nordic region with unrivalled Nordic distribution as well as important and profitable sales channels in the rest of Europe and North America. Assets under management reached EUR 113bn during 2003, the highest level ever.



Asset Management & Life

Strategic direction

Grow revenue
- Capture share of growth in the long-term savings and life area
- Grow economic profit in Life at low volatility

Ensure operational excellence
- Standardise service concepts
- Streamline support functions
- Ensure continuous product range management
- Leverage on existing products/processes

Optimise use of capital
- Proactively manage compliance and operational risk
- Realise full potential of the changed business model in Life & Pensions

Asset Management & Life in the Nordea Group
% of income 2003[1]


Asset management & Life (6%)
Other (94%)

[1] The pie chart only includes income in Asset Management & Life customer responsible units. Income from investment funds sold to customers in Retail Banking is included under Retail Banking.

Total assets under management
EURbn


120
100
80
60
40
20
0
1998
1999
2000
2001
2002
2003

Result by activity 2003
EURm


200
150
100
50
0
Private Banking[1]
Investment Management
Investment Funds
Life

[1] Excluding the majority of Nordic Private Banking which is included in Retail Banking.

Grow revenue

Nordea is the leading asset manager in the Nordic region with unrivalled Nordic distribution as well as important and profitable sales channels in the rest of Europe and North America.

Performance in 2003

Assets under management reached EUR 113bn, reflecting improved equity markets as well as sustained high net inflows. Net inflows for the year were EUR 12bn or 13% of end-2002 assets under management. With this, assets under management reached their highest level to date, confirming Nordea's position as the leading Nordic fund manager.

Nordea is the market leader within retail funds in the Nordic area. Inflows in 2003 amounted to EUR 4bn, and Nordic retail fund asset at year-end were EUR 31.8bn. Within the Nordic markets, Finland and Denmark showed the strongest sales performance, with Nordea's share of funds reaching 30% in Finland and surpassing 25% in Denmark. Nordea also improved its share of funds sales by 1.5 percentage points in a growing Swedish market. The Group increased its share of total Nordic fund sales from 15.3% in 2002 to 18.7% in 2003.

Nordic private banking registered good inflows. Inflow in 2003 was EUR 3.1bn and Nordea's Nordic private banking assets amounted to EUR 24bn at the end of 2003. Inflow was particularly strong in Finland. In a Euromoney survey of wealth management covering 2003, Nordea Private Banking was rated no. 8 among private banks in Western Europe and no. 18 in the World.

Nordea's European sales of retail funds through third parties continued at a high level, bringing the year's total inflow for European private banking and fund distribution to EUR 2.5bn. In European private banking and fund distribution, assets amounted to EUR 10.7bn at the end of 2003. Based on the performance during 2003, Nordea was ranked as the 5th largest cross-border fund manager in Europe by FERI, the German consultancy company (based on data for the year to November).

Total net inflow in the institutional clients segment was EUR 2.1bn in 2003. Of this, new international equity mandates from non-Nordic clients - mainly in the UK and North America -con-

Approximate distribution of assets end of 2003


International equities (22%)
International fixed income (11%)
Nordic equities (14%)
Nordic fixed income (53%)

Approximate distribution of assets end of 2002


International equities (20%)
International fixed income (12%)
Nordic equities (13%)
Nordic fixed income (55%)

Market shares of Nordic Investment Fund sales 2003


Nordea (19%)
FSB/Robur (15%)
SEB* (10%)
Handelsbanken (7%)
Danske Bank Group* (7%)
Others (42%)
* In Denmark total growth in AUM incl. Market appreciation

Market shares of Nordic Investment Fund assets 2003


Nordea (20%)
FSB/Robur (14%)
SEB (10%)
Handelsbanken (7%)
Danske Bank Group (7%)
Others (42%)

Geographical split of Full year 2003 inflow


Denmark (19%)
Norway (4%)
Sweden (15%)
Finland (31%)
Europe (29%)
North America (2%)

tributed EUR 1.2bn. Assets in the institutional client segment amounted to EUR 22.9bn at the end of 2003.In Life & Pensions, assets were EUR 23.9 at year-end following inflow of EUR 0.8bn in 2003.

For the full year of 2003, net inflows amounted to EUR 12.5bn or 13% of assets under management at year-end 2002.

Focus in 2004

The strength of the underlying growth trend in savings is illustrated by the fact that market net inflows into investment funds in general remained positive over the last three years, even at the height of investor pessimism.

Nordea's commitment to Asset Management & Life and the power of the chosen distribution strategy is demonstrated by an ability to sustain net inflows above the market level in every quarter since the creation of Nordea. Focus in 2004 will be on maintaining adequate margins and on further consolidating Nordea's Nordic position with special focus on Sweden and Norway, while further leveraging the Group's investment processes and private banking concept internationally. European private banking, European fund distribution and the international sales activities of Nordea Investment Management are all expected to continue to grow.

For Life & Pensions, 2004 will be characterised by increased focus on sales to all segments of bank customers (bancassurance), including corporate clients. This represents a shift compared to 2003 where risk management and the transformation of the underlying economics of the business was the main focus.

Nordea's product strategy for Life is to cover customers' demand for security, transparency, simplicity and competitive returns at a price that is justifiable even in the long term. In consequence, Nordea's bancassurance will be built mainly around the Group's "new traditional" products which is an important element in the changed business model for life. The changed business model is described in detail on page 51. These new products combine a capital guarantee (security and transparency) with discretionary asset management (simplicity) and age-specific allocation of the underlying assets to achieve competitive returns. Customers buy a product that

exposes them to equity market growth while they are young and they automatically move to security (but lower expected returns) of fixed income as they get closer to their retirement age. The final advantage of the "new traditional" product range is a cost structure which compares favourably to e.g. unit-linked products. Unit-linked will remain an important part of Nordea's offering, but will be targeted at customers for whom choice is an important part of the value proposition.

Ensure operational excellence

Performance in 2003

During 2003, the consolidation of Nordea's asset management and life activities continued, increasing focus on core activities and competencies and reducing cost.

In Norway, Nordea Pensions Services, a unit under Nordea Investment Management (NIM) offering accountancy and other services for pension funds, was sold in the fourth quarter in order to concentrate on NIM's core portfolio management and asset allocation competencies. The Norwegian organisation of NIM was strengthened by a change in management, attracting senior new resources. In Sweden, Trevise Private Banking was fully integrated into Nordea, resulting in strengthening the Nordea brand in the private banking market in addition to cost savings from redundancies.

Nordea also merged its Nordic Private Banking organisation with the unit responsible for strategies, policies and advisory tools for the broader retail market. The new unit is called Nordic Wealth Management and it is run in cooperation with Retail Banking. This has created substantial cost savings, reduced complexity and facilitated more accurate adaptation of service concepts to customer needs. In addition, over 50 redundant investment funds have been retired since 2002, reducing complexity and saving costs in the process. Portfolio management processes were also integrated and centralised as planned.

2003 saw improved investment performance compared to 2002 and Nordea delivered returns in line with or above those of the main competitors in most markets. Nonetheless, investment performance remains in focus as it is the most important source of value creation for customers. One consequence of this focus in 2003 was new

Key figures – Asset Management activities

EURm	2003	2002
Revenues	472	485
Expenses	–184	–200
Distribution expenses	–108	–105
Product result	**180**	**180**
of which profit within Retail Banking	**81**	**86**
Cost/income ratio, % – AM activities	62	63
Economic capital	133	129
Assets under Management, EURbn	113	96
Number of employees (full time equivalents)	784	853

Key figures – Life activities

EURm	2003	2002
Traditional life insurance		
Premiums written, net of reinsurance	1,863	2,021
Normalised investment return	975	1,051
Benefits paid and change in provisions	–2,480	–2,628
Insurance operating expenses	–106	–110
Fluctuations compared to normalised investment return	18	–1,020
Change in discount rate for life provisions	64	–243
Actual operating margin	**334**	**–929**
of which allocated to policyholders	–40	–28
of which to/from financial buffers	–136	988
Net profit from other business	–1	–10
Product result before distribution expenses	**157**	**21**
Unit-linked business		
Premiums written, net of reinsurance	442	469
Product result before distribution expenses	**16**	**1**
Total		
Premius written, net of reinsurance	2,305	2,490
Product result before distribution expenses	**173**	**22**
Distribution expenses within Retail Banking	–12	–11
Product result [1]	**161**	**11**
of which profit within Retail Banking	**47**	**90**
Bonds	14,862	14,551
Equities	3,361	2,524
Property	2,186	2,041
Unit-linked	3,497	2,974
Total investment assets (AUM)	23,906	22,090
Investment return, % [2]	5.8	0.2
Technical provisions	22,859	21,370
of which financial buffers	878	551
Economic capital	967	1,324
Number of employees (full time equivalents)	1,012	1,013

1 Reported life result in the Group's income statement includes the costs related to commissions paid to Retail Banking. In the presented product result these commissions are not deducted since they contribute to the Group's earning on life products.

2 Exclusive of unit-linked business.

Volumes, inflows and margins

EURbn	Assets under management 2003	Inflow 2003	Assets under management 2002
Nordic retail funds	31.8	4.0	25.7
Nordic private banking	24.0	3.1	19.5
European private banking & fund distribution	10.7	2.5	8.4
Institutional clients	22.9	2.1	20.5
Life & pensions	23.9	0.8	21.8
Total	**113.3**	**12.5**	**95.9**
Investment Funds [1]	41.2		31.9
Investment Management [2]	73.7		63.8

	Margin 2003	Margin 2002
Investment Funds % [3]	0.98	1.05
Investment Management % [2]	0.18	0.19

1 Including EUR 3bn and EUR 5.5bn outside the Nordic countries for 2002 and 2003, respectively.
2 Includes management of Nordea Investment Funds and Group Life & Pension assets
3 For Denmark net margins are used, whereas in the other markets gross margin (before cost of fund management) are used

recruitments of senior portfolio management resources for Nordea's core investment teams.

Customer satisfaction in AM&L is measured directly for NIM and Nordic Private Banking. In the Prospera survey of local and international investment managers, Nordea improved its rating by institutional clients in Sweden and Finland substantially, placing 3rd in Sweden an moving up from 3rd place to 1st in Finland. In Norway, Nordea did not achieve a top 5 position in 2003, while in Denmark, last year's No. 1 position was maintained.

Customer satisfaction in Nordic Private Banking remained high and improved in Sweden. Nordea did not experience any major compliance or reputational events connected to either its asset management or life activities and has also taken proactive steps to ensure that this will not happen in the future.

Focus in 2004

The main emphasis will be on continuously improving the focus and efficiency of Nordea's platform for growth in Asset Management & Life.

With the closedown or merger of redundant legacy funds, the rationalisation of Nordea's savings product range has progressed well. Nonetheless, substantial potential still remains in rigorous management of the total range of savings and investment products across business units and customer segments. This will be prioritised in 2004 in order to ensure that all potential economies of scale are realised.

Optimise use of capital

Performance in 2003

Besides efforts to map and control operational and compliance risk which apply to the entire business area, the main focus with regard to capital is on Life.

Economic capital allocations to Life have been reduced substantially as risk has been reduced through implementation of the changed business model. This model centers on Nordea's traditional fully managed life product offering, for which the profit-sharing rules have been changed from sharing in investment returns to taking a flat fee for managing customers' savings. Profit to shareholders from 80% of Nordea's total life business – measured by AuM – is now effectively independent of short-term market fluctuations. The exception is the traditional business in Norway, where implementation of the changed business model awaits enabling legislation expected in 2005 and Nordea Liv 1, the small legacy mutual company in Sweden. This makes the proposition to shareholders more similar to that of the overall asset management business, than to a conventional life company.

Focus in 2004

The planned focus on sales will not compromise the risk reduction already achieved. In fact, it is expected that future growth in AuM in Life can be achieved while maintaining Economic Capital at the current level. This is due both to the characteristics of the new products being introduced and to some remaining potential for risk reduction on existing portfolios without losing exposure to market returns.

Result 2003

Revenues from asset management activities in 2003 reached EUR 472m, 3% below 2002. Expenses were EUR 184m, a decrease of 8% compared to 2002. The cost/income ratio in asset management activities improved from 63% to 62%. The product result in asset management was EUR 180m. In Life, which is consolidated in one line, results were stable throughout the year. Product result increased to EUR 161m compared to EUR 11m in 2002. In total, product result for Asset management & Life was EUR 341 compared to EUR 191 in 2002.

Changed business model for Life: Enhanced return and reduced volatility

Since mid-2002, Nordea's life operations have been gradually turned towards a business model focusing clearly on the creation of stable economic profit (i.e. profit adjusted for risk) rather than embedded value or other value measures based on fixed assumptions about future returns.This reorientation has been achieved by working on several parameters: By using enhanced risk management techniques (a stochastic economic capital model that takes into account the structure of liabilities), by taking advantage of positive regulatory changes, and by introducing new products with lower risk for the company and better expected returns for customers. While the scope for capitalising on each parameter still differs from country to country, the work to maximize economic profit across products and markets has advanced significantly. Thus, the profit available for distribution to shareholders from around 80% of Nordea's life assets is now stable and effectively independent of short-term market fluctuations.

Since the fourth quarter 2002 (i.e. 2 quarters before the current market recovery took hold), Nordea's Life business has delivered high returns to shareholders at a significantly lower levels of risk than before, having focused closely on active risk management to reduce volatility and on ensuring a profitable product range. The profit potential going forward in using Nordea's unique distribution capability to sell a range of life products which are profitable quarter by quarter – even in risk-adjusted terms – is considered to be substantial.

Below, the main features of Nordea's business model are set out:

Product reengineering. "New traditional" life products are being introduced where guarantees apply to the principal capital of a policy, as opposed to old products which in addition offered guaranteed returns. These new products represent a reduced risk to the life company and – compared to e.g. unit-linked products – have the advantage to policyholders of simplicity, transparence and a favourable cost structure. At the same time, they offer policyholders better long-run returns, as the amount of reserves that needs to be set aside to cover the guarantee is smaller and consequently more can be invested in equities and other asset classes providing a higher expected long-term return. Nordea has now been selling pure capital-guaranteed products for 6 months in Sweden. In Denmark, return guarantees on existing products have been reduced to 1.5% and capital-guaranteed products are under development, while Norway awaits new legislation expected in 2005. In Finland return to policyholders is traditionally decided on an annual basis. Migration of existing policies to the new products will take place gradually.

Fee-based profit-sharing model. The profit-sharing model applied determines the split of the result between a life company and the policyholders. A fee-based model entails moving away from the situation where the life company's profits are generated by sharing in the investment result realised on the assets held by the company for its policyholders. Instead, under the new model, the company receives a fee in relation to life provi-sions. Nordea's Danish Life operation (accounting for approximately 40% of total Nordea Life assets) is now fully on a fee-based model and thus independent of short-term market fluctuations. The same model is being applied for the new line of capital-guarantee products in Sweden and will be introduced in Norway as soon as the relevant legislation is passed. In Finland, a model has been defined which also de-links result from short-term market returns while complying with local regulations.

Segregation of shareholders' equity from policyholders' reserves. Traditionally, shareholders' equity in Nordic life companies was invested alongside policyholders' reserves. With segregation, shareholders' equity is split out and invested only in low risk assets of short duration, further reducing the impact of market volatility on the life company's solvency situation and bottom line. At the same time, the flexibility to allocate policyholders' reserves to higher-yielding assets is maintained. Full segregation has been achieved in Denmark and is expected in Norway from 2005. In Sweden, only capital backing new products can be segregated while segregation is not applied in Finland.

Active risk management. Nordea Life continuously monitors and reallocates investment assets to maximise the risk/return relationship across product groups and regulatory frameworks. This is done using a model for economic capital that takes into account also the structure of liabilities. One market view and one set of investment guidelines are applied to optimise asset allocation within each jurisdiction and hedging techniques are used to ensure that guarantees are sufficiently covered.

Full-scale bancassurance. Nordea is well positioned to benefit from its unique customer base and distribution network. A major part of Nordea's existing stock of policies was originally sold directly by the life companies that are now part of Nordea and non-bank distribution still plays an important role. Going forward, the focus will be on effectively using the bank distribution channels to save resources and increase sales of profitable products to both personal and corporate customers. In addition, significant potential remains in the cross-selling opportunities that exist given Nordea's position as a Nordic full-service bank in both retail and corporate markets.

Product result and Economic Capital
- Nordea Life & Pensions



Economic Capital EURm
Product result EURm
1,500
1,250
1,000
750
500
250
0
–250
–500
90
75
60
45
30
15
0
–15
–30
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Economic Capital
Product result

Group Treasury is responsible for the Group's own investment portfolio and market risk taking in financial instruments (excluding investments within insurance), as well as Group funding and asset and liability management.



Group Treasury

Funding

Nordea aims at a broad and well diversified non-rating sensitive funding base. The funding programmes should meet the following objectives: Cost-effective, multi-market, multi-issuer and multi-currency access. The programmes should support the Nordea strategy, be attractive to investors and have low running cost and be operationally flexible.

Issuing activity was high in 2003 following strong demand and increased volumes within mortgage lending. The Danish market is one of the most secure and efficient mortgage bond markets in the world, and in total, Nordea issued DKK 88bn in mortgage bonds. On 1 August, Nordea Kredit was upgraded to Aaa long term by Moody's Investors' Service. In Sweden, almost SEK 60bn was issued in the domestic market – the highest ever volume in a calendar year.

Investments

Group Treasury's active investment strategy is based on an analysis of global economic developments, policy-makers' actions and capital flow developments in the key fixed income, equity and foreign exchange markets. Group Treasury uses

Group Treasury in The Nordea Group, % of income 2003


Group Treasury (5%)
Other (95%)

Investments 2003, end of period


Fixed income (97%)
Equities (3%)

Operating profit by main area 2003
EURm


100
80
60
40
20
0
Group Funding
Equity Portfolios
Fixed Income Portfolios

liquid instruments in taking positions in order to keep a high degree of flexibility. Group Treasury is also active in less liquid Nordic instruments.

The active investment activities in 2003 were initially focused on expected weakness in global equities markets after the strong development in late 2002. Group Treasury was well positioned for the bond market rally in the second quarter. In the second half of the year, the effect from the monetary and fiscal stimulus in the USA was stronger than anticipated.

Holdings in long-term equity investments were actively reduced in 2003. However, the value at the end of the year was approximately at the same level as at the beginning of the year following increase in asset prices.

Group Treasury developed a new framework for the management of the Group's own financial investments based on an absolute return mandate given to Group Treasury based on the level of economic capital in Nordea. The new framework implies that investment earnings in Nordea will be measured against a fixed investment return target from 2004.

Group Treasury is responsible for the overall management of the investment risks in the different pension foundations in Nordea covering a number of defined benefit pension plans. In 2003, the process of integrating the management of the financial risks involved continued, and the framework for measurement of the pension liability risk was further developed.

Result

Operating profit in Group Treasury consists of earnings from Group Funding and investment earnings. Group Treasury's operating profit was EUR 246m with EUR 82m in earnings before investments. Investment earnings showed a result of EUR 164m. Investment earnings are measured after expenses and funding cost.

Operating profit by main area

			Group Investments				Group Funding	
	Total		Fixed-income		Equity			
EURm	2003	2002	2003	2002	2003	2002	2003	2002
Income			92	115	86	–63	115	106
Expenses			–11	–9	–3	–5	–33	–30
Profit excluding investment earnings	**82**	**76**					**82**	**76**
Investment earnings	164	38	81	106	83	–68		
Operating profit	**246**	**114**						

Nordea's corporate values are based on the Nordic heritage of freedom, equal opportunities, care for the environment and good citizenship including ethics, honesty and a high standard of integrity.



Corporate Social Responsibility

Corporate Social Responsibility (CSR) is the concept whereby a company maintains and enhances its relations with internal and external stakeholders. Stakeholders are parties who hold an interest in the company and its activities that reach beyond the purely financial performance of the business.

Business ethics

A primary focus within Nordea's Corporate Social Responsibility (CSR) programme is on business ethics. There is s a two-fold reason for this.

One reason is that a common set of values and behavioural guidelines is a core element in building a common corporate culture, the very glue that makes one bank out of previously separate entities.

The other main element in this CSR strategic prioritisation is that stringent business ethics is an important security measure in order to manage business risks. Operational risks stem from human behaviour, procedures and systems.

Human behaviour is at the core of the matter because it is people who make decisions, define procedures and make systems.

Nordea has developed a groupwide set of business ethics, the Nordea Code of Conduct. This code applies to all employees of the Nordea Group and non-permanent staff working on behalf of Nordea. Underneath this level, supplementary specifications of this code apply within business areas and Group Functions, thus producing a business ethics structure that covers the entire group and all activities.

Compliance

CSR is an element in the Group's compliance activities. The Compliance function monitors and follows up that the organisation acts in accordance with internal and external rules and regulations and reports on its findings to the management. An important element of undertaking compliance and CSR activities on a daily basis is the network of Compliance Officers throughout the Group.

Environmental issues

A common Nordea Environmental Policy has been established, defining how the Group shall manage its environmental responsibilities in its operations. The actual environmental impact of the operations is measured and reported on an annual basis through the Nordea Environmental Footprint report.

There are various business specific policies and guidelines within business functions and business areas. For example, the Environmental Risk Assessment Tool (ERAT) has been developed and applied to the credit evaluation process.

CSR in the Nordea business model

CSR is an integrated perspective of Nordea's business. The CSR strategy, focus areas, policies and procedures, have all been developed as reflections of the Group's business strategy and actively designed to support our business objectives. Managing business ethics, environmental and societal risks, as well as maintaining a common community social impact are important elements of protecting and enhancing shareholder value and performing the role as a leading provider of financial services to the Nordic business and civil communities.



Value statement
Nordea Corporate Statement
Value definitions
Nordea Corporate Citizenship Principles
Policy level 1
Nordea Code of Conduct (CoC)
Policy level 2
Business areas
• CIB
• AM&L
• Retail
Group Functions
• GPT
• GCC
• GS
Policy level 3
Local specific supplement to the CoC
Local specific supplement to the CoC
Local specific supplement to the CoC
Local specific supplement to the CoC

Corporate Citizenship Principles

Nordea is committed to sustainable development by combining financial performance with environmental and social responsibility.

- **We are committed to freedom.** We stand for democracy and a responsible market economy. We support the UN Global Compact and follow the UN declaration of Human Rights, ILO-conventions and the OECD Guidelines for Multinational Enterprises. We do not discriminate based on gender, ethnic background, religion or any other ground.
- **We are committed to equal opportunities.** We seek high professionalism and make it possible for our employees to develop and assume responsibility. We support diversity and a fair representation of women and men as well as ethnic minorities in our organisation.
- **We are committed to caring for the environment.** We work to reduce negative and increase positive environmental impact from our business activities. We have signed the UNEP Banking Principles.
- **We are committed to good citizenship.** We respect the laws, regulations and norms of the countries where we operate while also adhering to our Group policies. We work with others for a prosperous and sustainable development in the communities where our customers and employees do business and live.
- **We are committed to ethics, honesty and sincerity.** We do not offer, request or accept unwarranted gifts and payment nor limit free and fair competition. By adhering to Group policies so that our integrity can not be questioned, we enable shareholders, customers, employees and other concerned parties to make balanced and well-founded decisions.

To ensure performance according to these principles, we adopt relevant policies, set targets in our management system, ensure that these principles are known throughout the organisation and encourage reports on non-compliance, carry out systematic follow up and deliver open and reliable reporting.

The Nordea Code of Conduct

High standards of integrity and fair business

- Nordea shall be characterized by a high degree of integrity, professionalism and ethics.
- Nordea is only involved in business that is in accordance with law, regulations, signed commitments and our own standards of business ethics.
- Nordea employees are qualified, trained and have management structures to provide the relevant services.
- When providing services, Nordea has terms and conditions for the services that set out the rights and obligations of the parties.
- Nordea has organisational structures, procedures and internal control (i.e. Chinese walls) so that sensitive market information is not spread beyond the areas in which it should be handled.
- Nordea is diligent when providing advice.
- Nordea's marketing and advertising material is not misleading and provides accurate information on the services offered.

Proper handling of customers

- Within the appropriate business context, Nordea familiarises itself with the customer's financial standing, experience and objectives.
- Nordea provides understandable information (if relevant including potential risks) on the services provided.
- Our ambition is to always ensure that the customer knows what he is deciding and understands the potential consequences.
- Conflicts of interest between Nordea and its customers are identified and prevented or managed so that customers are justly treated.
- Nordea has procedures for the processing of complaints, and provides instructions on how to file a complaint and responds to them within a reasonable time.

Ethical employee behaviour

- Employees do not offer, request or accept inappropriate gifts, payments or travel.
- Except when using the services provided to ordinary customers through electronic media (e.g. internet banking), employees do not execute their own financial transactions.
- Employees do not participate in business transactions where conflict of interest can arise with their own economic standing or with a third-party where a close relationship exists.
- Employees do not conduct transactions that even can give the impression of using insider information and dishonesty or will undermine the trust and confidence in Nordea.
- Employees do not conduct private transactions or provide economic guarantees that can seriously undermine their own private financial standing.
- Employee external engagements do not interfere with their ability to perform their duties and functions as an employee or undermine trust and confidence in Nordea. In cases of uncertainty external engagements are declared.

Scope and application

- All employees of Nordea Group and non-permanent staff working on behalf of Nordea, are subject to this Code of Conduct.
- It is the responsibility of each manager to ensure that this code is known and conformed to within his/her respective area of responsibility and to act in a manner that sets a proper example.
- It is the responsibility of Business Area and Unit Managers to determine the necessity of more detailed codes.
- Infringement by employees of this code and subsequent policies, guidelines, and instructions could result in disciplinary action.
- The Compliance Organisation provides support and advice to business areas regarding compliance to this Code of Conduct and regularly verifies the adequacy of policies, guidelines and instructions to ensure compliance with the code.
- The Group Compliance Officer leads the Group Compliance Organisation and reports major findings and issues related to this code directly to the Group Executive Management.

Some of the many positive effects CSR has on business performance are:

- Common behavioural guidelines promote operational efficiency and reduce complexity
- Environmental protective measures means more effective and reduced consumption of resources, thereby cutting operational costs
- High standards of business ethics, environmental awareness and community involvement build and protect reputation and brand value.
- Consistent and stringent business ethics reduces operational business risks stemming from human behaviour.
- Managing environmental and societal risks reduce credit and investment risk profiles.

For further information on CSR in the Nordea Group, please refer to www.nordea.com.

In Nordea the aim is to attract, develop and retain highly motivated, competent and performance-oriented employees. The employees form the basis for the successful development of Nordea. To be an attractive employer for the generations to come and to retain an adequate mix of young potentials and experience in the organisation are challenging tasks for the line organisation and the HR function.

Human Resources



In 2003, the decline in the number of employees continued, mainly as a consequence of Nordea's focus on integration and efficient processes. The number of personnel was reduced by 3,510 or approximately 10% in 2003 compared to 2002. Part of the reduction, approximately 1,300 employees, is the result of an outsourcing of units from the Group including the outsourcing of IT Production to Nordic Processor as well as divestment of non-core activities.

Reinvestment in human capital

Structural changes such as consolidation of staff functions in one location have resulted in organisational changes and movements of functions between countries as well as reductions in the number of positions.

Overall number of employees


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03

Employees distributed by seniority
% of employees


-4
5-9
10-14
15-19
20-24
25-29
30-34
35-39
40-
0
5
10
15
20

Employees distributed by age
% of employees


-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-
0
5
10
15
20

Employees distributed by educational level
% of employees


Basic
High school
Academic or college

To support the reinvestment in human capital, the HR organisation has focused on providing new job opportunities for employees identified as redundant in their present positions. The new opportunities have been found by systematically "matching" the redundant employees against open positions elsewhere in the Group. This effort has made it possible to redeploy existing competencies within Nordea and it has been an important factor to support the change processes. Less external recruitment has likewise contributed to increased reinvestment in the human capital in the Group.

Individual performance and the need for competence up-grades are reviewed in the Personnel Development Dialogue between employee and manager. High level managers are further assessed on performance and promotability in the Executive Audit, used as a guide to set up individual development plans and objectives.

On average 60% of Nordea employees are women. Out of managers from branch-level and higher women constitute roughly 30%. To support women to take on managerial positions to a greater extent, successful mentor programmes were conducted in Denmark and Sweden.

Employee satisfaction

An important part of Nordea's overall strategy is to attract, develop and retain highly motivated, competent and performance oriented employees. To measure the actual level of employee satisfaction, a yearly survey is carried out.

Results from the survey are available to all units in the Group. The result forms the basis for an open dialogue between managers and employees on how to improve performance, satisfaction and motivation in the unit and subsequently to develop an action plan for improvements.

The overall satisfaction and motivation among the staff remains reasonably stable compared to the survey conducted in 2002. However, there are variations in the results between business areas and Group Functions.

Satisfaction and Motivation Index[1]

	2003	2002
Nordea	69	70
Asset Management & Life	66	68
Corporate and Institutional Banking	64	66
Retail Banking	72	71
Group Audit	68	66
Group Staffs	68	70
Group Corporate Centre	62	65
Group Processing and Technology	64	68

[1] Definition has been changed compared to 2002 but comparability has been ensured.

Benchmarking shows that the overall Satisfaction and Motivation index in Nordea is on the same level as for the Nordic Financial Labour Market.

To a certain degree the development in the figures reflects structural changes implemented in Nordea.

A description of the incentive schemes in Nordea can be found in the Annual Report 2003, page 17.

HR Service Excellence

A programme to implement unified HR processes in combination with modern IT support systems is under implementation in Nordea. The first step in the implementation of the unified processes is the development of common job descriptions for the majority of positions in Nordea, based on generic success criteria and competencies, providing clarity, consistency and focus for employees.

Board of Directors



Hans Dalborg
Chairman
Board member since 1998.
Born 1941. Board chairman of the Royal Swedish Opera, Uppsala University, Young Enterprise Sweden and the Norwegian-Swedish Chamber of Commerce. Board member of Axel Johnson AB and the Swedish Touring Club. Member of EFR – European Financial Services Round Table and IVA – Royal Swedish Academy of Engineering Sciences.
Shareholding: 40,760 Nordea



Timo Peltola
Vice Chairman
Board member since 1998.
Born 1946. Chief Executive Officer of Huhtamäki Oyj. Chairman of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company. Member of the Supervisory Boards of the Finnish Cultural Foundation and the Finnish Fair Corporation.
Shareholding: 5,187 Nordea



Kjell Aamot
Board member since 2001.
Born 1950. Chief Executive Officer of Schibsted ASA.
Board chairman of Aftenposten AS, Verdens Gang AS, Schibsted TV & Film AS, Schibsted Print Media AS, Schibsted Multimedia AS.
Shareholding: 2,000 Nordea



Harald Arnkværn
Board member since 2001.
Born 1939. Law practice in cooperation with Advokatfirmaet Haavind Vislie AS.
Board chairman of AS Vinmonopolet and Schøyen Gruppen AS. Board member of Concordia BV, Concordia Bus AB (publ) and GIEK Kredittforsikring AS. Chairman of Board of representatives Orkla ASA.
Shareholding: 1,000 Nordea



Gunnel Duveblad
Board member since 2003.
Born 1955. President EDS Europe Norther Region.
Appointed member 2003.
Shareholding: 5,700 Nordea



Bertel Finskas
Board member since 2000.
Born 1948.
Employee representative.
Shareholding: 1,400 Nordea



Liv Haug
Board member since 2001.
Born 1954.
Employee representative.
Shareholding: 0 Nordea



Birgitta Kantola
Board member since 2003.
Born 1948. Board member Fortum Plc, Varma Mutual Pension Insurance Company, Vasakronan AB and Akademiska Hus AB.
Appointed member 2003.
Shareholding: 1,000 Nordea

Shareholdings also include shares held by family members.



Claus Høeg Madsen
Board member since 2000.
Born 1945. Partner at Jonas Bruun Advokatfirma. Board member of Genpack A/S, ISS A/S, Singer Danmark A/S and Scanbox Entertainment A/S.
Shareholding: 1,803 Nordea



Bernt Magnusson
Board member since 1998.
Born 1941. Board chairman of Swedish Match AB and Dyno Nobel ASA. Board member of Net Insight AB, Volvo Car Corporation, Höganäs AB and Emtunga International AB. Adviser to the European Bank for Reconstruction and Development.
Shareholding: 27,174 Nordea



Lars G Nordström
Group CEO
Board member since 2003.
Born 1943. Board chairman of the Finnish-Swedish Chamber of Commerce and board member of the Swedish-American Chamber of Commerce.
Shareholding: 15,000 Nordea



Jørgen Høeg Pedersen
Board member since 2000.
Born 1938. Managing Director of Nordea Danmark Fonden and Fonden Tietgen Kollegiet. Board member of Ejendomsselskabet Axelborg I/S and World Union of wholesale markets.
Shareholding: 7,943 Nordea



Kent Petersen
Board member since 2003.
Born 1967.
Employee representative.
Shareholding: 1,162 Nordea



Rauni Söderlund
Board member since 2003.
Born 1960.
Employee representative.
Shareholding: 0 Nordea



Maija Torkko
Board member since 2002.
Born 1946.
Senior VP and Corporate Controller, Nokia Corp.
Shareholding: 12,000 Nordea

Shareholdings also include shares held by family members.

Group Executive Management



Lars G Nordström
Group CEO.
Born 1943.
Appointed member 2000.
Shareholding: 15,000 Nordea.



Christian Clausen
Head of Asset Management & Life.
Born 1955.
Appointed member 2001.
Shareholding: 8,267 Nordea.



Carl-Johan Granvik
Head of Group Credit and Risk Control, CRO.
Born 1949.
Appointed member 2000.
Shareholding: 4,175 Nordea.



Kari Jordan
Head of Retail Banking.
Born 1956.
Appointed member 2002.
Shareholding: 1,356 Nordea.



Arne Liljedahl[1]
Head of Group Corporate Centre, CFO.
Born 1950.
Appointed member 2000.
Shareholding: 11,100 Nordea.



Markku Pohjola[1]
Head of Group Processing and Technology, Deputy CEO.
Born 1948.
Appointed member 2000.
Shareholding: 9,080 Nordea.



Tom Ruud[1]
Head of Corporate and Institutional Banking.
Born 1950.
Appointed member 2001.
Shareholding: 0 Nordea.



Peter Schütze[1]
Head of Group Staffs.
Born 1948.
Appointed member 2002.
Shareholding: 7,660 Nordea.

[1] Country Senior Executive

Shareholdings also include shares held by family members.

Nordea Management

President and Group CEO
Lars G Nordström

Retail Banking
Kari Jordan

Regional Banks Denmark
Peter Lybecker

West Denmark
Jørn Kr. Jensen

East Denmark
Michael Rasmussen

Regional Banks Finland
Harri Sailas

Helsinki & Uusimaa
Pekka Nuuttila

Central & Western Finland
Pekka Ojala

East & North Finland
Jukka Perttula

Regional Banks Norway
Baard Syrrist

East Norway
Alex Madsen

Coast Norway
Egil Valderhaug

Regional Banks Sweden
Hans Jacobson

Northern & Central Sweden
Siv Svensson

Stockholm
Johan Sylvén

Western Sweden
Torsten Allqvie

Southern Sweden
Arne Bernroth

Regional Banks Poland and Baltic Countries
Thomas Neckmar

Household
Kurt Gustafsson

Corporate
Håkan Nordblad

Nordic Wealth Management[1]
Eira Palin-Lehtinen

Planning and Control
Claus K. Møller

Market Support
Maj Stjernfeldt

Nordea Finance
Stefan Källström

[1] Joint Unit between Retail Banking and Asset Management & Life.

Corporate and Institutional Banking
Tom Ruud

Corporate Banking Division
Henrik Mogensen

Denmark
Jørgen Høholt

Finland
Olli-Petteri Lehtinen

Norway
Øivind Solvang

Sweden
Peter Carlsson

International and Shipping Division
Carl E. Steen

Financial Institutions Division
Birger Gezelius

Markets
Peter Nyegaard

Planning and Control
Ari Kaperi

Asset Management & Life
Christian Clausen

Investment Management
Henrik Priergaard

Investment Funds
Jan Petter Borvik

Nordic Wealth Management[1]
Eira Palin-Lehtinen

European Private Banking
Jhon Mortensen

Life & Pensions
Allan Polack

Business Area Controller
Magnus Erkander

Business Support
Ove Hygum

Group Processing and Technology
Markku Pohjola, Deputy Group CEO

Group IT
Jarle Haug

Electronic Banking
Bo Harald

Global Operations Services
Tapio Saarelainen

Production and Productivity
Per E. Berg

Group Integration Office
Timo Jalamo

Group Corporate Centre
Arne Liljedahl, CFO

Group Credit and Risk Control
Carl-Johan Granvik, CRO

Group Treasury
Jakob Grinbaum

Group Planning and Control
Erik Öhman

Group Finance
Jarmo Laiho

Investor Relations
Sigurd Carlsen

Group Corporate Development
Jakob Grinbaum

Group Staffs
Peter Schütze

Group Support and Procurement
Gert Aage Nielsen

Group Human Resources
Peter Forsblad

Group Identity and Communications
Torben Laustsen

Group Legal
Lena Eriksson

Group Compliance
Sonja Lohse

Planning and Strategy
Ellen Pløger

Group Management Secretariat
Flemming Dalby Jensen

Internal Audit Activity
Dag Andresen

Company Secretary
Kari Suominen

Notice of the Annual General Meeting

The shareholders of Nordea Bank AB (publ) are hereby summoned to the Annual General Meeting of Shareholders on Wednesday 31 March 2004

The annual general meeting will be held at 2.00 p.m. Swedish time in the Aula Magna, Stockholm University, Frescativägen 10, Stockholm.

The shareholders may also participate in the annual general meeting through telecommunication

- at 3.00 p.m. Finnish time in the Dipoli, Otakaari 24, Otaniemi, Espoo
- at 2.00 p.m. Danish time in the Bella Center, Center Boulevard 5, Copenhagen.

Registration of participation at the annual general meeting will be broken off at the opening of the annual general meeting.

The premises will open at 12.15 p.m. local time in Copenhagen, at 12.30 p.m. local time in Stockholm and at 1.00 p.m. local time in Espoo. At 1.00 p.m. in Copenhagen and Stockholm and 2.00 p.m. in Espoo respectively the executive management will hold an information meeting and will then answer questions from the shareholders.

Common instructions to all shareholders

Shareholders who wish to participate in the annual general meeting shall be entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 19 March 2004. The following shareholders therefore have to temporarily re-register their shares in their own names in VPC AB in Sweden in order to be entitled to participate in the annual general meeting.

- Shareholders whose shares are held in trust in Sweden
- Shareholders who are holders of Finnish Depositary Receipts in Finland
- Shareholders who are holders of shares registered in Værdipapircentralen in Denmark

Such re-registration shall be completed at VPC AB in Sweden by 19 March 2004. This means that the shareholder shall, in good time prior to this date, inform the trustee about this.

Instructions to holders of shares registered in VPC AB in Sweden

Notification of participation in the annual general meeting shall be made to Nordea Bank AB (publ) (the Bank) at the latest on 25 March 2004 at 1.00 p.m. Swedish time to the following address: Nordea Bank AB (publ), Custody Operations, C 02, SE-105 71 Stockholm, or by telephone +46 8 614 97 10, or by fax: +46 8 791 76 45, or on the Internet at the following address: www.nordea.com.

Instructions to holders of Finnish Depositary Receipts (FDR) in Finland

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 18 March 2004 at 4.00 p.m. Finnish time to Nordea Bank Finland Plc, 2698 Corporate Actions, 00020 Nordea, or by telephone +358 9 165 51398 or +358 9 165 51406 or fax +358 9 637 256, or on the Internet at the following address: www.nordea.com.

Shareholders, whose shares are registered in the shareholders' own names in VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 25 March 2004 at 2.00 p.m. Finnish time in the abovementioned manner.

Instructions to holders of shares registered in Værdipapircentralen in Denmark

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 18 March 2004 at 12.00 noon Danish time to one of Nordea Bank Danmark's branch offices, or to Nordea Bank Danmark A/S, Issuer Services, H.H., Box 850, 0900 Copenhagen C, or by telephone +45 33 33 33 01 or fax +45 33 33 10 31, or on the Internet at the following address: www.nordea.com.

At the re-registration, each shareholder should state in which financial institute the shares are registered and the account number.

Shareholders, whose shares are registered in the shareholders' own names in VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 25 March 2004 at 1.00 p.m. Danish time in the abovementioned manner.

The parent company, Nordea AB (publ), has been granted a bank charter and changed its name to Nordea Bank AB (publ) as of 30 January 2004.

Nordea Bank AB (publ)
Corporate registration no. 516406-0120 (previously 556547-0977)
Hamngatan 10
SE-105 71 Stockholm

Tel +46 8 614 78 00
Fax +46 8 10 50 69
www.nordea.com

Lay-out: Market Support
Production: n3prenör
Photo: Brummer Fotografi, Östen Matsson
Printing: Trosa Tryckeri AB

95930

Annual Review 04



Nordea Annual Report 2004 is the formal report audited by the Nordea auditors including the Board of Directors report, the full sets of financial accounts and notes. Nordea Annual Review 2004 is a review of the business development in the Nordea Group in 2004 including an overview of its strategy and business areas.

The parent company, Nordea AB (publ), has been granted a bank charter and changed its name to Nordea Bank AB (publ) as of 30 January 2004.

Contents

Highlights of 2004

January
Nordea takes yet another step towards simplifying its legal structure and to become a European Company. The parent company, Nordea AB (publ), was granted a bank charter and thus changed its name to Nordea Bank AB (publ) as of 30 January 2004.

February
Nordea's real estate divestment process continues as further properties in Finland are sold.

March
Nordea outsources paper based payment services in response to decreased demand of paper-based services. The long-term agreement reduces costs yet maintains services.

Nordea completes the repurchase of own shares in relation to the decision by the Board of Directors on 29 October 2003. A total of 145 million shares, or approx. 5% of the total shares in the company, has been repurchased.

April
Nordea completes its real estate divestment process by the sale of central business district properties in Finland, Norway and Sweden. Following the completion, Nordea owns no major properties.

Nordea's first quarter results show operating profit up 54% and more than doubled net profit compared to the same period 2003.

June
Nordea outsources debt-collection operations in Sweden in line with its strategy to focus on core business.

Nordea divests 17 per cent of Bankgirot reducing its ownership stake to 10 per cent according to the conditions stipulated by the EU Commission in connection with Nordea's acquisition of Postgirot.

August
Nordea and Standard & Poor's sign an exclusive agreement that provides Nordea's customers with the broadest and most comprehensive range of company research in the Nordic market. The agreement is the first of its kind worldwide.

Nordea's half-year results show operating profit up 15% and net profit up 64% compared to the same period 2003.

September
Nordea receives global e-banking award from The Banker magazine motivated by the facts that Nordea's e-banking services are the most widely used in the world with most transactions and a steady growth of e-banking customers.

Nordea announces plans to transform Nordea Liv I (former Livia) in Sweden into a demutualised company and asks policyholders to vote for demutualisation.

Nordea makes its retail banking organisation more Nordic and appoints Peter Schütze as head of Retail Banking and Frans Lindelöw as deputy head of Retail Banking.

Nordea adds two new members to Group Executive Management, Lena Eriksson and Frans Lindelöw.

October
Nordea's results for the first three quarters show operating profit up 15% and net profit up 15% compared to the same period last year.

The Board of Nordea Bank AB (publ) decides, within the framework of the authorisation by the Annual General Meeting, to reactivate the repurchase programme to buy back up to a maximum of 139 million of its own shares (equivalent to approximately 5% of the total shares).

November
Financial News, the leading weekly newspaper for the European securities, investment banking and asset management industries rate Nordea Nordic asset manager of the year.

Nordea revises its financial targets stressing continuous improvement and flat costs through 2007.

December
The number of Nordea customers who use Internet services has now passed 4 million.

Key financial figures

Operational income statement

EURm	2004	2003	Change %
Net interest income	3,510	3,366	4
Net commission income	1,639	1,486	10
Trading income	481	567	–15
Other income	90	220	–59
Total income	**5,720**	**5,639**	**1**
Staff costs	–1,892	–2,101	–10
Profit sharing	–60	–46	30
Other expenses	–1,532	–1,526	0
Total expenses	**–3,484**	**–3,673**	**–5**
Profit before loan losses	**2,236**	**1,966**	**14**
Loan losses, net	–27	–363	93
Equity method	48	57	–16
Profit before investment earnings and insurance	**2,257**	**1,660**	**36**
Investment earnings, banking	8	170	–95
Operating profit, life insurance	180	149	21
Goodwill amortisation and write-downs	–161	–167	–4
Operating profit	**2,284**	**1,812**	**26**
Real estate sales and write-downs, net	300	–115	
Taxes	–667	–205	
Minority interests	–3	–2	
Net profit	**1,914**	**1,490**	**28**

Ratios and key figures

Earnings per share, EUR	0.69	0.51
Share price, EUR, end of period	7.43	5.95
Shareholders' equity per share[1,2], EUR	4.59	4.28
Shares outstanding[1,2], million	2,735	2,846
Return on equity excluding goodwill[3], %	20.2	16.7
Return on equity, %	15.7	12.3
Loans and advances to the public[1], EURbn	161	146
Deposits and borrowings from the public[1], EURbn	104	96
Shareholders' equity[2], EURbn	13	12
Total assets[1], EURbn	276	262
Assets under management[1], EURbn	131	113
Cost/income ratio, banking[4], %	60	63
Cost/income ratio, excluding investment earnings, %	60	64
Tier 1 capital ratio[1], %	7.3	7.3
Total capital ratio[1], %	9.5	9.3
Risk-weighted assets[1], EURbn	145	134
Number of employees (full-time equivalents)[1]	28,929	30,674

1 End of period.

2 Total shares registrated was 2,847 (2,928) million. Number of repurchased shares in Nordea Bank AB (publ) was 111.7 (81.6) million. A reduction of share capital through cancellation of repurchased shares was registered on 26 October 2004. The reduction has been made through retirement without payment of 81.6 million shares repurchased in 2003. Average number of outstanding shares Jan–Dec 2004 was 2,789 million (Jan–Dec 2003 2,921 million). Dilution is not applicable.

3 Net profit before minority interests and goodwill amortisation/write-down as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

4 Total expenses divided with the sum of total income, equity method and investment earnings, banking.



Increasing ambitions

We have delivered on our priorities and targets and we have made significant headway in our ability to continuously improve performance. Although market conditions are challenging with increasing competition, we are well positioned to capture growth opportunities. We have now raised our level of ambition and adjusted our financial targets accordingly.

2004 – a successful year for Nordea

For Nordea the year 2004 proved to be a successful one. We have for the second year in succession delivered total shareholder return in the top three of our European peer group. Total income increased by 1%, or 3% excluding one-off items in 2003, despite competitive pressure.

Costs decreased by 5%.

Loan losses were close to zero reflecting Nordea's conservative risk profile and high credit portfolio quality.

Operating profit and net profit went up by 26% and 28% respectively.

Based on our improved financial performance and aligned with our dividend policy, the Board proposes a dividend per share of EUR 0.28 for 2004 – 12% above last year's dividend.

Delivering on 2002 priorities and financial targets

In 2002, we experienced a deteriorating performance, and a perception of disappointment among investors led to a drop in our share price. We defined top priorities for short-term performance improvements including quality and stability of earnings, capital efficiency, and credit quality. A strong commitment to manage costs and reduce complexity was established throughout the organisation.

The overall heading for our efforts was focus, speed and performance.

Since then Nordea has implemented new and improved business models for Life & Pensions and Investment Banking and divested General Insurance, thereby significantly reducing volatility of earnings.

Focus on our core business included divestment of real estate assets and other substantial non-core businesses.

We have increased our off-balance-sheet business and have implemented an economic capital framework, thus contributing to improved capital efficiency.

Nordea has repurchased own shares in the amount of EUR 1.2bn and paid dividends worth EUR 1.4bn during 2003 and 2004.

Our credit portfolio is more than 90 per cent Nordic, loan losses are down and costs in nominal terms have been reduced by 7 per cent compared to 2002.

All stakeholder groups have rewarded us.

Customer satisfaction has increased in the most attractive customer segments, and on an overall level Nordea has more satisfied customers than ever before.

Satisfaction and motivation among our employees have moved forward, Nordea's reputation is on a positive trend, and investors, analysts and the media now see that our total shareholder return is in the top quartile of our European peer group.

This is gratifying and it provides yet another good reason and a strong platform to become even better.

Increasing ambitions

Competition in the financial services industry is gaining intensity, leaving less room for the average players. In this highly competitive environment the key is to leverage on one's strengths, to master transformation and maintain focus and speed.

We need to focus on income growth by staying close to the market and customers, and by concentrating on teamwork and customer orientation. And that's what transformation is all about: focus, speed, and ultimately, performance.

Having delivered on promises and targets, we expect to do even better. To reach a higher level of performance, one always needs to raise ambitions and targets. This we have done.

Our strategic direction and prudent cost and risk management is unchanged, but the ambition level is raised.

The overall ambition is to achieve leading positions in all Nordic markets, and to establish a European platform in selected markets and segments.

We aim at increasing our return on equity – in stages – to the level of top peers through revenue growth, continued flat costs and with excess capital returned to shareholders.

New financial targets

The new level of ambition is reflected in new financial targets as follows:

- Total shareholder return in the top quartile of our European peer group
- Return on equity above 15 per cent this year and 17 per cent or in line with top Nordic peers from 2007 onwards
- Unchanged costs through 2007 compared to 2004 and
- Continuous improvement of our cost/income ratio as a supporting performance indicator

We have raised our return on equity target by 3 percentage points and extended our flat-cost target by three years.

Though challenging, this is definitely within reach.

Revenue growth at unchanged costs

Achievement of our increasingly ambitious goals calls for the right strategic direction and strong mindset.

At the same time the Nordic financial services industry presents many challenges. The industry is characterised by excess capacity, low interest rates and fierce competition.

The Nordic market is strongly dependent on the overall macroeconomic environment, and developments in financial markets including corporate investment activity, consumer confidence and the housing markets.

But growth opportunities are available in the Nordic market: the macroeconomic outlook is stable, long-term growth is evident in different savings instruments, consumer lending is gaining momentum and all in all financial markets are in recovery.

Nordea has competitive advantages in this scenario of market challenges and opportunities.

One of Nordea's main strengths is our large customer base, comprising 11 million individuals and companies.

We have the strongest distribution power in the Nordic region with 1,200 branches, a leading position in e-banking plus an extensive network of contact centres.

And we have additional advantages of size, scale and scope as reflected in our EUR 276 bn total assets, EUR 131 bn assets under management and EUR 21.2 bn market capitalisation.

So, it is basically a question of reaping the full benefits of our strengths.

Almost everything we do we can do better

We have now begun to improve our sales focus and behaviour and to speed-up product innovation.

We aim to master transformation by enhancing our change-management capacity and by continuing the reduction of complexity.

We are simply focused on taking Nordea to its new ambition level.

I say this bearing in mind the results that we have realised during the last couple of years, and I would like to thank all colleagues throughout the Group for their very dedicated efforts in the achievement of these results.

On behalf of everyone in the Group I can assure you: we are rising to the challenge.

And, almost everything we do we can do better.

Best regards



Lars G Nordström



The Nordea share

Nordea had a market capitalisation of EUR 21.2bn at the end of 2004 and is one of the most liquid shares in the region. International ownership of the share increased during the year. Total shareholder return in 2004 was 29.8%. The proposed dividend is EUR 0.28 (0.25) per share.

Shareholder and dividend policy
Nordea's overall financial target is to create value for shareholders in the top quartile of European peer group. Total shareholder return (TSR), is realised through market value growth per share and dividends. Value shall be enhanced through commitment to create sustainable revenue growth and continued strict cost management. Excess capital will be returned to shareholders.

Nordea pursues a policy of high dividends. The policy is that the total dividend payment will exceed 40% of the net profit for the year. Nordea will ensure competitive and predictable dividends. The dividend pay-out ratio for 2004 is proposed to be 40%.

Monthly share price 2004


SEK
70
60
50
40
30
20
10
0
Jan Feb Mar April May June July Aug Sep Oct Nov Dec
High
Low

Share price performance 2004


%
Index 100 = 30 Dec 2003
140
130
120
110
100
90
80
70
60
Jan Feb Mar April May June July Aug Sep Oct Nov Dec
Nordea
DJ STOXX European banks

Total shareholder return

Total shareholder return in 2004 was 29.8% (47.9% in 2003). Nordea ranked as number 3 among the European peer group banks in terms of TSR in 2004 (number 3 also in 2003). The average TSR in the peer group was 18.7% in 2004.

Share price development in 2004

The market capitalisation of Nordea at the end of 2004 was EUR 21.2bn compared to EUR 17.5bn at the end of 2003. Ranked by market capitalisation Nordea was the 5th largest company in the Nordic area and the largest among Nordic financial groups. During the year the share price of Nordea appreciated by 24.1% on the Stockholm Stock Exchange from SEK 54.00 on 30 December 2003 to SEK 67.00 on 30 December 2004. The daily prices listed for the Nordea share during 2004 (closing prices at Stockholm Stock Exchange) ranged between SEK 48.70 and SEK 67.75.

The SX40 Financials Index of the Stockholm Stock Exchange appreciated by 22.3%, the Dow Jones STOXX European banks index appreciated by 10.3%.

The Nordea share is listed on the stock exchanges in Stockholm (in SEK), Helsinki (EUR) and Copenhagen (DKK). One trading unit is equivalent to 500 shares. Until 28 February 2005, the Nordea share was also listed in euro in Stockholm.

Nordea's share price can be monitored at www.nordea.com, where it is also possible to compare the performance of the Nordea share with competitors and general indexes as well as finding historical prices of the Nordea share.

Liquidity

The Nordea share was the most liquid Nordic financial share in 2004, with an average daily trading volume of approximately EUR 80m corresponding to approximately 13.1 million shares. Turnover on the three stock exchanges combined totalled approximately EUR 20.3bn which corresponds to almost 3.3 billion shares. Of the total number of Nordea shares traded in 2004 approximately 86.6% was traded on the Stockholm Stock Exchange, 7.9% on the Helsinki Stock Exchange and 5.5% on the Copenhagen Stock Exchange. In Stockholm Nordea ranked as the 2nd most traded share compared to the 3rd in 2003.

The Nordea share is represented in a number of national indexes and is also included in European and global indexes within MSCI, Dow Jones STOXX, FTSE and S&P. With a weight of 10.10% Nordea was the 2nd largest company in the Swedish OMX index at the end of 2004. In MSCI Europe Nordea had a weight of 0.35%, in Dow Jones STOXX European Banks 1.62%, in FTSE Europe 0.59%, and in S&P Euro 350 0.38%.

Trading in derivatives

Nordea's shares can also be traded in the form of put and call options, futures contracts, and lending with securities at the Stockholm Stock Exchange and Equity Derivatives Exchange London (EDX). Various brokers also issue long-term warrants in Nordea that are traded on the Stockholm Stock Exchange. Trading in derivatives supports the liquidity of the Nordea share.

Repurchase of own shares

On 22 March 2004 Nordea Bank AB (publ) completed the repurchase of own shares in relation to the mandate from the AGM 2003 and the decision by the Board of Directors on 29 October 2003. A total of 145 million shares, or approximately 5% of the total shares in the company were repurchased. The Annual General Meeting decided on 31 March 2004 to reduce the share capital by reduction through retirement, without repayment, of the 81,608,500 shares that were repurchased in 2003. Consequently Nordea Bank AB (publ) still holds 63,391,500 shares bought under the Board decision of 29 October 2003.

Following the authorisation from the Annual General Meeting on 31 March 2004, the Board of Directors of Nordea Bank AB (publ) on 27 October 2004 decided to reactivate the repurchase programme to buy back up to a maximum of 139 million of its own shares, (equivalent to approximately 5% of the total number of shares in the company).

The purpose of the repurchase programme is to redistribute funds to the Company's shareholders and in this way contribute to more efficient utilisation of Nordea's resources. The impact of the repurchase on the Company's earnings per share and return on equity is expected to be positive.

Under the repurchase programme of 27 October Nordea Bank AB (publ) had by the end of 2004 repurchased 48,263,000 of its own shares or 1.7% of outstanding shares. The shares were purchased at an average price of SEK 64.18. In total by the end of 2004 Nordea Bank AB (publ) held 111,654,500 shares bought under the two Board decisions of 2003 and 2004.

Market capitalisation, Nordea peer group*

EURbn



Royal Bank of Scotland
Barclays
BNP Paribas
HBOS
Lloyds TSB
ABN AMRO
Société Générale
Nordea
KBC
Danske Bank
Allied Irish bank
SHB
HypoVereinsbank
Bank of Ireland
SEB
DnB NOR
Swedbank
Commerzbank
0
10
20
30
40
50
60
70
80

* As defined by Nordea
Source: Bloomberg, January 2005

TSR, Nordea peer group*

	2004	2003
KBC	56.0	28.5
DnB NOR	38.3	47.2
Nordea	29.8	47.9
Allied Irish bank	25.4	1.2
SEB	24.5	54.0
Danske Bank	23.7	23.4
HBOS	22.5	18.0
Barclays	21.3	38.0
Swedbank	20.8	44.7
SHB	20.6	31.4
Bank of Ireland	15.8	14.9
Lloyds TSB	12.8	11.0
Royal Bank of Scotland	10.0	16.2
BNP Paribas	9.3	34.5
ABN AMRO	9.2	29.4
Société Générale	8.8	34.1
Commerzbank	–4.2	110.9
HypoVereinsbank	–8.1	45.4

* Peer group as defined by Nordea
Source: Bloomberg, January 2005

Distribution of shares, end of 2004

Distribution of shares	Number of shareholders	Share-holders, %	Number of outstanding shares	Number of shares, %
1–1,000	406,170	83.45%	129,427,159	4.73%
1,001–10,000	75,689	15.55%	183,708,632	6.72%
10,001-100,000	3,966	0.81%	99,076,789	3.62%
100,001–1,000,000	668	0.14%	220,856,496	8.08%
1,000,001–	248	0.05%	2,101,776,151	76.85%
Total	**486,741**	**100.00%**	**2,734,845,227**	**100.00%**

Change in share capital

Date		Nominal value per share SEK	Number of shares shares issued	Nominal change SEKm	Total number of shares	Share capital SEKm
17 Dec-97	New issue	7.00	1,275,267,441	8,926.90	1,275,267,441	8,927
28 Jan-00	Reduction			–3,188.2		
	New issue	4.50	815,800,287	3,671.1	2,091,067,728	9,410[1]
25 Apr-00	Reduction			–2,091.1		
	New issue	3.50	869,776,488	3,044.2	2,960,844,216	10,363
09 Jun-00	New issue	3.50	18,348,501	64.2	2,979,192,717	10,427
29 Aug-00	New issue [2]	3.50	3,006,359	10.5	2,982,199,076	10,438
11 Dec-00	New issue [2]	3.50	59,764	0.2	2,982,258,840	10,438
		EUR [4]		EUR		
10 Jan-01	Conversion [3]	0.40			2,982,258,840	EUR 1,182m
20 Feb-01	New issue [2]	0.40	8,408	EUR 3,332.26	2,982,267,248	EUR 1,181,925,126.33
15 May-01	New issue [2]	0.40	2,401	EUR 951.56	2,982,269,649	EUR 1,181,926,077.89
14 Dec-01	New issue [2]	0.40	396,441	EUR 157,117.49	2,982,666,090	EUR 1,182,083,195.38
31 May-02	New issue [2]	0.40	2,405,087	EUR 953,184.08	2,985,071,177	EUR 1,183,036,379.46
25 Sept-02 [5]	New issue [2]	0.40	45,050	EUR 17,854.22	2,985,116,227	EUR 1,183,054,233.68
07 Oct-03	Reduction [6]	0.40	–57,008,000	EUR 22,593,410.56	2,928,108,227	EUR 1,160,460,823.12
26 Oct-04	Reduction [6]	0.40	–81,608,500	EUR 32,343,080.72	2,846,499,727 [7]	EUR 1,128,117,742.40

1 Anticipated in Balance Sheet 31 Dec, registration 28 January 2000
2 Conversion of bonds
3 From SEK to EUR
4 0,39632 EURO
5 On 1 September 2002 Nordea AB (publ) redeemed the outstanding loan amount of EUR 96,928,426.28 early. Subsequently, the company has no outstanding convertible bond loans
6 Retirement of shares repuchased and held by Nordea
7 Number of shares owned by Nordea Bank AB (publ) 111,654,500

Current information on repurchase of own shares is available at www.nordea.com/ir.

Earnings and shareholders' equity per share

Net profit for the year amounted to EUR 1,914m corresponding to EUR 0.69 per share. Shareholders' equity per share amounted to EUR 4.59 at the end of 2004.

Proposed dividend

The Board of Directors of Nordea proposes a dividend of EUR 0.28 per share. The total dividend payment for 2004 would then be EUR 766m corresponding to 40% of the net profit after tax. The dividend yield calculated on the share price 30 December 2004 is 3.8%. The proposed record date for the dividend is 13 April 2005 and dividend payments are scheduled to be made on 20 April 2005. The dividend is denominated in EUR, though payments are made in the local currency of the country where the shares are registered. Dividend payments can be made in EUR if the shareholder has a EUR account registered with the relevant securities register.

Share capital

The General Meeting in 2004 decided to reduce the share capital by EUR 32,343,080.72. The reduction was reported in October 2004 and after that the reduction was implemented through retirement, without repayment, of the 81,608,500 shares that were repurchased and held by Nordea. After the reduction the share capital amounted to EUR 1,128,117,742.40. The reduction amount was allocated to a fund to be used in accordance with resolutions by the General Meeting.

All shares in Nordea carry voting rights, with each share entitled to one vote at General Meetings. Nordea Bank AB (publ) is not entitled to vote for own shares at General Meetings.

There are no outstanding convertible bond loans or staff/management options in Nordea.

Shareholders

With approximately 487,000 registered shareholders at the end of 2004, Nordea has one of largest shareholder bases of all Nordic companies. The number of Nordea shareholders registered in Denmark is approximately 201,000, in Finland 198,000 and in Sweden 88,000.

Shareholder structure, end of 2004



International ownership (29.9%)
Swedish institutions (25.5%)
Swedish state (19.8%)
Finnish institutions[1] (6.6%)
Finnish public (6.2%)
Danish institutions (5.6%)
Danish public (4.0%)
Swedish public (2.4%)

[1] Finnish state included

Largest registered* shareholders in Nordea, end of 2004

	No of shares	Share capital and votes, %
Swedish state	542,015,102	19.8
Nordea Danmark-fonden	102,529,423	3.7
Alecta	74,940,030	2.7
Robur fonder	70,214,237	2.6
SHB/SPP fonder	61,740,597	2.3
Nordea fonder	50,612,835	1.9
SEB fonder	44,246,000	1.6
Fjärde AP-fonden	43,164,890	1.6
Skandia	32,179,778	1.2
Tredje AP-fonden	28,025,931	1.0
Andra AP-fonden	27,518,024	1.0
Första AP-fonden	25,839,621	0.9
AMF Pension	22,499,000	0.8
Govt of Singapore Inv Corp	13,703,715	0.5
Länsförsäkringar	13,683,655	0.5
Nordea Bank Sverige vinstandelsstiftelse	13,186,300	0.5
Länsförsäkringar fonder	12,271,299	0.5
Tryg i Danmark smba	9,000,000	0.3
Finnish state	8,985,666	0.3
Abu Dhabi Investment	8,969,250	0.3
Other	1,529,519,874	55.9
Total number of outstanding shares	**2,734,845,227**	**100.0**

Source: Sweden's and Finland's securities centres, SIS Ägarservice and Nordea Bank Denmark's register of shareholders

*Excl nominee accounts.

The largest among the various categories of shareholders is international investors, holding 29.9% of the shares in Nordea compared to 24.4% at the end of 2003. Since the creation of Nordea in 2000 the international shareholders have increased their holdings by almost 7 percentage points. The largest individual shareholder is the Swedish state with a holding of 19.8% at year-end. On 13 January 2005 the Swedish state announced that it will sell shares in Nordea in order to keep its ownership share unchanged compared to the situation before the present repurchase programme started at October 27 2004, where the state held 19.5% of Nordea.

Investor communication

Approximately 25 sell-side analysts have a regular coverage of Nordea. Nordea aims at being one of the leading European companies in terms of open, clear and relevant information to shareholders and other stakeholders. Nordea has during 2004 further upgraded the Group's financial reports and presentations. Nordea relies increasingly on the Internet in communication with shareholders and investors. All significant financial information about Nordea Group can be found in the Group's homepages. Nordea hosted a capital markets day on 30 November 2004 that was broadcasted live at www.nordea.com. The financial homepages of Nordea (www.nordea.com) ranked as number 22 in the Webranking of the companies on the FT150 list of Europe's largest companies made by Hallvarsson & Halvarsson and published by Financial Times in November 2004.

Annual report

The annual report and the annual review are available in English. Nordea distributes the annual report and the annual review automatically to all shareholders holding more than 10,000 shares. A summary of the annual report is available in English as well as the four Nordic languages. The full annual report and the summary will be distributed to shareholders on request. The annual report in Swedish is available on request.

The reports can be downloaded and ordered by accessing www.nordea.com.

Share data

	2004	2003	2002	2001	2000	1999
Share price	SEK 67.00	SEK 54.00	SEK 38.40	SEK 55.50	SEK 71.50	SEK 50.00
High/Low	67.75 / 48.70	54.50 / 33.20	63.50 / 30.20	79.00 / 45.80	76.00 / 41.80	61.00 / 42.30
Market capitalisation	EUR 21.2bn	EUR 17.5bn	EUR 12.6bn	EUR 17.7bn	EUR 24.1bn	EUR 12.2bn
Dividend	EUR 0.28[1]	EUR 0.25	EUR 0.23	EUR 0.23	SEK 2.00	SEK 1.75
Dividend yield[2]	3.8%	4.4%	4.8%	3.8%	3.1%	3.2%
TSR	29.8%	47.9%	–28.1%	–19.8%	46.5%	–0.5%
DJ STOXX European banks index	10.3%	20.7%	–26.7%	–10.0%	10.2%	17.2%
P/E (actual)	10.8	11.7	14	11	14	11
Price-to-book	1.62	1.39	1.03	1.49	2.16	1.70
Equity per share	EUR 4.59	EUR 4.28	EUR 4.06	EUR 4.00	EUR 3.74	EUR 2.68
Earnings per share	EUR 0.69	EUR 0.51	EUR 0.30	EUR 0.53	EUR 0.58	EUR 0.55
Outstanding shares[3]	2,734,845,227	2,846,499,727	2,928,108,227	2,965,666,090	2,982,258,840	2,091,067,728

1 Proposed
2 Yield calculated at starting price on payment day, for 2004 per 30 December.
3 Excluding shares owned by Nordea Bank AB (publ)



Performance Management and Financial Targets

Performance Management

The overall purpose of Nordea's Planning and Performance Management Model (PPMM) is to increase groupwide focus on the creation of shareholder value, ensure aligned and focused strategy execution and support the development of a common Nordea corporate culture and creation of One Bank.

Nordea's Planning and Performance Management Model

The three core elements in PPMM are Balanced Scorecard (BSC) to drive strategy into actions, Rolling Financial Forecasts (RFF) to maintain an updated view on future financial performance and Service Level Agreements (SLA) to focus on cost control and enhanced quality in internal service deliveries.

Balanced Scorecard

The purpose of the BSC framework is to make strategy operational. The idea is to select a number of strategic areas where changes are required. These areas are referred to as strategic focus areas. For each of the focus areas, a key performance indicator (KPI) including targets are defined, and strategic initiatives identified in order to close the gap between actual and target performance. Examples of KPIs are economic profit, cost, market position, customer satisfaction and employee satisfaction. In business strategy, the target for each KPI and strategic initiatives are aligned, and the strategy becomes operational.

In 2004 Nordea was inaugurated into the BSC Hall of Fame, issued by Balanced Scorecard Collaborative and the founders of the BSC concept professors Robert Kaplan and David Norton at Harvard Business School in USA. Nordea received the award for its extensive and successful work to implement and use the management tool Balanced Scorecard in the bank's change process.

Rolling Financial Forecasts

In order to secure a continuously updated view of future financial performance, RFF is implemented on Group level, in each business area and in Group Processing & Technology. RFF has a five quarters horizon and it is updated on a quarterly basis. This ensures focus on future and potential corrective action, rather than on historical performance.


Q4
Quarterly
strategy
review
Q3
Quarterly
strategy
review
Balanced
scorecard
Q1
Quarterly
strategy
review
Q2
Quarterly
strategy
review

Service Level Agreements

SLAs are used to promote a common understanding regarding services, priorities and responsibilities between internal service providers, e.g. IT, and service receivers, which are mainly the business areas. SLA is an internal business contract between providers and receivers specifying the services that will be delivered according to agreed service levels, volumes and prices. The main purpose is to prioritise cost control and enhanced quality in internal service deliveries.

Management process aligned to PPMM

The CEO holds quarterly strategy review meetings with all business areas and group functions in order to follow up strategy execution and performance.

The management process aligned to PPMM supports a team-based executive management culture, increases executive accountability with clearly defined targets to ensure that appropriate action is taken and sharpens the focus on strategic direction and execution. The management process aligned to PPMM is an ongoing process that makes strategy a continuous responsibility and not a yearly event.

Economic Profit

Economic Profit is the overall key performance indicator and measures value creation from a shareholder perspective. Economic Profit is calculated along several dimensions given by the customers, products and organisation.

Economic profit =

risk adjusted profit		cost of equity
income – costs – expected loan losses – standard tax	–	cost of capital in percent × economic capital

Economic profit is calculated as risk-adjusted profit minus cost of equity. Risk-adjusted profit is based on the actual income and costs, expected loan losses, and standard tax. Expected loan losses are the assumed long-term average loan losses. In addition a standard tax is used in order to normalize the profit to ensure an adequate comparability. Cost of equity is the estimated yield shareholders require to invest in Nordea shares multiplied by economic capital. The long-term risk-free rate, the premium to invest in shares and the Nordea share volatility compared to shares in general are used to set the percentage.

Economic capital is based on a compilation of the various risks into a total need for capital. Losses are unpreventable in the business performed by Nordea and thus require a cushion of capital. The economic capital is the capital which is required to cover unexpected losses.

Financial targets

In November 2004, Nordea presented new financial targets for the period 2005-2007. These reflect Nordea's new ambition level with the aim to reach leading positions in all Nordic markets, to establish European platforms in selected markets and segments and to focus on revenue growth while keeping flat costs to ensure profitability in line with top Nordic peers.

Total shareholder return

Nordea's overall financial target is to create value for shareholders in the top quartile of a peer group of Nordic and European financial services companies as measured by total shareholder return.

Return on equity

High return on equity (RoE) is an important indicator of value creation. Nordea prioritises profitable growth. The aim is to achieve a (RoE) of more than 15% from 2005 and of more than 17% or the level of top Nordic peers from 2007. In the RoE calculations until 2004, RoE was calculated as if goodwill was written off against equity. From 1 January 2005, IFRS 3 applies and goodwill is included in equity. 15% RoE according to IFRS corresponds to 18% applying the old methodology.

Costs

Nordea gave improvement of cost efficiency top priority in the autumn of 2002. A target of unchanged total costs through 2003 and 2004 compared to 2002 was set. The target was reached in 2004 with total costs 5% lower than 2003 and 7%

lower than 2002. Strict cost management and reduction of complexity still have top priority and the flat cost target therefore has been extended. Nordea aims at keeping the same cost level through 2007 as in 2004.

Cost/income ratio

Nordea views the cost/income ratio as a supporting performance indicator mainly used for management of internal continuous improvement processes. At a Group level Nordea is aiming at a continuous improvement of the cost/income ratio. The cost/income ratio was 60% in 2004 compared to 63% in 2003.

Capital structure policy

Nordea aims at keeping capital flexibility with excess capital returned to shareholders through distribution of dividends as well as capital.

Nordea aims at ensuring competitive and predictable dividends with a dividend payout ratio exceeding 40 percent of the net profit for the year. The dividend for 2004 is proposed to amount to 0.28 EUR per share corresponding to a pay-out ratio of 40% of net profit, compared to 0.25 EUR per share or 48% of net profit for 2003.

Tier 1 ratio

Efficient use of capital will contribute to achieving the profitability target and shareholder value creation. Nordea aims at a tier 1 capital ratio above 6.5% and a total capital ratio not lower than 9%.

At the end of 2004 Nordea's tier 1 capital ratio was 7.3%, compared to 7.3% at the end of 2003.

Key performance indicator

	2003	2004	Old target	New target
Total shareholder return, %	3	3	In the top quartile of European peer group	In the top quartile of European peer group
Return on Equity [1], %	15.0	17.4	15% excluding goodwill	>15% in 2005 and >17% or in line level of top Nordic peers from 2007 using IFRS methodology
Return on Equity [1] (IFRS)	12.2	14.5		
Costs, EURm	3,673	3,484	Same cost level as in 2002	Same cost level through 2007 as 2004
Loan loss ratio, %	0.25	0.02	>0.40% of loans and guarantees on average over a business cycle	No new target
Supporting performance indicator				
Cost/income ratio	63	60	<55% from 2005	Continuous improvement

Capital structure policy

	2003	2004	Old target	New policy
Dividend payout ratio %	48	40 [2]	>40% of net profit	>40% of net profit
Tier 1 capital ratio, %	7.3	7.3	>6.5%	>6.5%

[1] Excluding tax asset Q3 in 2003 and adjusted for the year-end real estate writedown in 2003 and the real estate gain in 2004.
[2] Proposed.

Business definitions

TSR
Total shareholder return measured as growth in the value of a shareholding over a specified period, assuming that dividends are re-invested at the time of payment to purchase additional shares.

Return on equity
Net profit excluding minority interest and goodwill depreciation as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests and excludes remaining goodwill. (2004)

Costs
Operating expenses not including loan losses and goodwill depreciation.

Loan losses/loan loss ratio
Net loan losses as a percentage of average loans and quarantees (per quarter).

Dividend pay-out ratio
Dividend payment as a percentage of net profit for the year.

Tier 1 capital ratio
Tier 1 capital as a percentage of riskweighted assets end of period.

Cost/income ratio
Operating expenses not including loan losses and goodwill depreciation as a percentage of operating income and share of profit/loss from companies accounted for under the equity method as well as investment earnings (banking), as reported in the operational income statement. Operating profit from insurance activities is excluded.



Vision and strategy

Nordea is the leading financial services group in the Nordic and Baltic Sea region. Nordea operates through three business areas, Retail Banking, Corporate and Institutional Banking and Asset Management & Life, and holds top league positions in most product and market areas in the Nordic countries.

Characteristics

Nordea is characterised by:

- Large customer base
- Strong distribution power
- Advantage of size, scale and scope
- Strong capital base and high market capitalisation

Nordea's mission – Making it possible

By providing easily accessible and competitive financial services and solutions, Nordea helps customers to reach their objectives.

Nordea's vision

- We will be valued as the leading financial services group in the Nordic and Baltic markets with substantial growth potential
- We will be in the top league or show superior and profitable growth in every market and product area in which we choose to be present
- We will have the leading multichannel distribution with a top world ranking in e-based financial solutions and a high level of usage of our e-services
- We will be a good corporate citizen ensuring confidence and trust

Nordea has defined a set of shared corporate values and key words that identify, drive and guide all activities internally and externally.

Corporate values and key words

Focus
- We concentrate on creating value for our customers and shareholders
- We concentrate on our strengths and core activities, and we discontinue activities when needed

Speed
- We provide a broad set of easily accessible and competitive financial services and solutions
- We are quick, adjust to market conditions and do not hesitate to execute decisions made

Performance
- We aim to deliver better solutions and results than our competitors
- We continuously improve in everything we do, and we deliver on our promises

Strategic themes

Nordea has coherent business strategies supporting the Group's vision and financial targets and based on common strategic themes.

Stable and profitable growth of income

Nordea's geographic reach and core business mix contribute to a stable income development.

Nordea aims to attract and expand its high value customer base and to increase the share of wallet with existing customers.

Operational excellence

Ensuring operational excellence and strict cost management is a top priority all through the Group.

Continuous improvements drive cost management in the large customer organisation, while transformation and changes aiming at unification, standardisation and centralisation characterise the cost control efforts in service and support functions and processes. These efforts also contribute to undo the inherent complexities following a history of mergers and acquisitions.

Capital efficiency

Active capital management, use of economic profit framework in customer relationships and performance measurement, and efficient business models are important tools in achieving capital efficiency.

Nordea in addition focuses its business activities and operations through divestment of non-core assets and outsourcing of non-core activities.

Employees

Nordea aims to attract and develop performance oriented employees, to improve leadership capabilities and to ensure highly motivated and satisfied employees.

Strategic direction



Sustainable growth of economic profit
Ensure growth of income
Ensure operational excellence, strict cost management and reduced complexity
Ensure capital efficiency and high credit portfolio quality
Attract, develop and retain highly motivated, competent and performance-oriented employees

- New road map for organic growth
- Clear value proposition to customers
- Further integration and structural cost reduction – utilising economies of scale
- Changed organisational set-up supporting growth strategy and new ambition level
- Capital efficiency – optimise level of capital to maximise return
- Review attractive acquisition opportunities



Nordea markets, customers and products

Nordea's customer base
is key to ensuring growth of income

Markets

The Nordic countries are Nordea's home market where Nordea offers a broad range of financial products and services to personal, corporate and institutional customers and the public sector.

The Baltic Sea region is Nordea's emerging home market. Nordea is today operating in all the Baltic countries, in Poland and in Russia. In Poland and the Baltic countries Nordea branches operates under the Nordea brand, and the operations are fully owned by Nordea. In Russia, Nordea owns 26.4 percent of the shares in International Moscow Bank (IMB).

Outside the Nordic and Baltic Sea region, Nordea operates to support core customers through own units or partners. Nordea is a leading international shipping bank.

Nordea offers private banking from Luxembourg and Switzerland and distribute investment funds and investment management services into the European and North American markets.

Nordea's customer base

Nordea has 10 million personal customers and around one million corporate customers. More than 50 per cent of the households in the Nordic Region are doing business with Nordea and Nordea is a leading Nordic corporate bank.

In Poland and the three Baltic countries Nordea serves more 360,000 customers, via a branch network of 67 branches. Of these customers 323,200 are personal customers and 39,000 are corporate customers.

Nordea's customers are being served with a clear value proposition:

- Wide range of financial products and customer solutions delivering added value through innovation
- Customer-driven excellence in relationship management
- Convenient and easy access through multichannel availability; leadership in e-enabling
- Fair and transparent market pricing enhancing customer loyalty and relationships
- Efficient, reliable and responsible conduct of business

Market position

Denmark	
Personal customers, 1,000	1,600
Corporate customers, 1,000	70
Net banking customers, 1,000	696
Branches	344
Market shares	
Household, deposits, %	22
Household, bank lending, %	16
Corporate, deposits, %	24
Corporate, bank lending, %	22
Mortgage & Housing loans, %	14
Funds, %	23
Employees	8,469

Finland	
Personal customers, 1,000	2,950
Corporate customers, 1,000	330
Net banking customers, 1,000	1,272
Branches	416
Market shares	
Household, deposits, %	34
Household, bank lending, %	32
Corporate, deposits, %	38
Corporate, bank lending, %	37
Mortgage & Housing loans, %	32
Funds, %	26
Employees	8,380

Norway	
Personal customers, 1,000	640
Corporate customers, 1,000	70
Net banking customers, 1,000	309
Branches	125
Market shares	
Household, deposits, %	8
Household, bank lending, %	11
Corporate, deposits, %	16
Corporate, bank lending, %	17
Mortgage & Housing loans, %	11
Funds, %	9
Employees	8,380

Sweden	
Personal customers, 1,000	4,100
Corporate customers, 1,000	460
Net banking customers, 1,000	1,665
Branches	249
Market shares	
Household, deposits, %	19
Household, bank lending, %	10
Corporate, deposits, %	25
Corporate, bank lending, %	16
Mortgage & Housing loans, %	16
Funds, %	16
Employees	7,141

Poland and Baltic	
Personal customers, 1,000	323
Corporate customers, 1,000	39
Net banking customers, 1,000	72
Branches	67
Employees	1,344

Distribution

Nordea's distribution strategy is built on accessibility, convenience and multi-channel distribution. The aim is to optimise the interaction in Nordea's distribution network to increase product penetration among the existing customers. Nordea has close to 1,200 bank branches in Sweden, Denmark, Norway, Finland, Poland and the Baltic countries. In addition, customers are served through Nordea's e-banking platform and through contact centers.

Customised advice on complex economic matters is provided by personal bank advisers and by Private Banking professionals. Nordea has 2,700 banking advisers, on average serving 750 core customers. Around 750 private banking professionals serve the most demanding customers.

Nordea's customers mainly do daily services including bill payments, securities trading and inquiries eg regarding balances, through the Netbank or the contact centre.

All customers can buy products such as cards and Netbank agreements in the contact centres and through the Netbank. All customers can also get information on products, prices, customer programmes etc. through the Netbank.

Hosehold customer transactions through different channels
EURbn



600
500
400
300
200
100
0
1999
2000
2001
2002
2003
2004
Manual transactions - branches
Manual transactions - booking center
Payment ATMs
Card payments
Card with-drawel ATMs
Direct debit
Solo payments

PERSONAL CUSTOMERS

Customer focus and improved customer satisfaction have top priority in Nordea. The bank provides transparent customer programme differentiated by service and pricing level. Superior levels of pricing and service eg a Personal Bank Adviser for core customers, are offered as customers increase their business volume and product range. The customer programmes have resulted in improved customer contact.

During 2004 the customer programmes have been further developed. Programmes for young customers have been updated. In addition, improvements have been made to further attract the senior segment.

For personal customers, the focus in 2005 will be on enhancing the position in mortgage lending, consumer finance and savings through increased cross sales to the large customer base, and high speed to market of new products.

Customer satisfaction

Customer Satisfaction is measured annually. The yearly customer survey conducted in the second quarter 2004 showed overall good results. Customer satisfaction for personal customers increased in Sweden, Norway and Denmark and was unchanged in Finland, and customer satisfaction for Retail corporate customers increased in Denmark and Finland, was unchanged in Sweden and decreased in Norway.



Volumes (EURbn)
Personal[1] Customers
153
9.3 million
Core
122
1.2 million
Private Banking
Personal banker
Intermediate
25
1.6 million
Standardised concepts
Basic
7
6.5 million
Standardised concepts

Nordea aims at delivering a full product-range through a multi-channel distribution network, thus ensuring that the customer is experiencing one bank and chooses the appropriate channel, whether it be the local branch office, the telephone or the Internet. In this respect, one of Nordea's major strengths lies in the number of customers who already are accustomed to using conventional banking services through the Internet.

1) Figures have been adjusted to reflect refined customer programmes in 2004.

Customer Satisfaction increased also in the Baltic countries. In Poland, customer satisfaction was measured for the first time in 2004.

Customer relationship management

A Nordic customer relationship management (CRM) system is in the process of being implemented throughout Nordea. The system contains information on financing solutions for all customers and it can be accessed both by personal bank advisers in the branches, and by customer service personnel in the contact centres. The system will be a powerful tool in improving the advisory capability to households to give the right offer to the right customer leading to improved service level and customer satisfaction.

Product areas in focus

The market for personal financial services in the Nordic countries is expected to be a high growth market in the coming years especially within areas such as credit cards, life and pensions solutions, consumer loans and mortgages. Nordea is positioning itself to be well equipped to capture these growth opportunities.

Mortgage lending

Household mortgages is a central product in building long-term relationships with customers, and the possibility for cross-selling, thus capturing the customer's full banking need. Nordea's competitive advantage is a comprehensive product range and supporting sales/advice tools throughout the organisation. The personal banking advisers have thorough knowledge of the individual customers' need and of the financing solutions. Advisers are supported by specialists. Despite the steady improvement in market share there is still opportunity to increase Nordea's market share om mortgages to approximately 20%, a market share held in many other banking products. In addition to growing mortgage sales, the aim is to increase cross sales of insurance products, derivatives and other housing-related products. Going forward, the focus will be on achieveing high speed-to-market of new products and the launch of successful products across all Nordea markets.

Consumer finance and cards

Consumer finance is another focus area for Nordea. Currently, Nordea's market share of consumer loans is relatively low, and less than 10% of Nordea's customers have a credit card. There is a significant potential to grow the volumes of consumer loans to the current customer base and the aim is to increase penetration of cards as well as the lending volume per card.

In 2004, consumer lending increased by 10% and amounted to EUR 17bn by the end of the year.

The use of creditscoring reduced risks when granting credits, and at the same time shortens the decision process. Credit scoring also supports increased efficiency in terms of faster answers to the customers and less manual procedures.

Point Of Sale (POS) financing is provided through Nordea Finance that is one of the largest finance companies in the Nordic region. This means that Nordea has an agreement with the merchants, offering credit when selling white goods, home electronics etc. Nordea Finance agreements with retail outlets are either established by Nordea Finance, or by Nordea's corporate relationship managers. Going forward, focus will be on increasing the number of point of sales, leveraging on Nordeas corporate relationships.

Savings

Nordea is the regional leader in savings and investments products. Apart from traditional savings accounts Nordea offers its personal customers a full range of products spanning from traditional fund products to structured products, life insurance and private banking.

Growth in the market for savings products is driven by an aging population with longer retirement periods, the shift from publicly funded pension schemes to privately funded schemes and an increasingly sophisticated customer base which is replacing traditional savings accounts with more high margin savings products.

Mortgage lending Household customers

EURbn


70
60
50
40
30
20
10
0
Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec
2002
2003
2004

Consumer lending per country

EURbn


8
7
6
5
4
3
2
1
0
Dec 03
March 04
June 04
Sept 04
Dec 04
Denmark
Finland
Norway
Sweden

International cards by country

000's


1,500
1,200
900
600
300
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Denmark
Finland
Norway
Sweden

Market share of Nordic investment funds assets



Nordea (18.7%)
Robur (13.1%)
SEB (9.4%)
Handelsbanken (6.6%)
Danske Bank (7.8%)
Others (44.4%)

The rollout of Nordea's Financial Planning tool continued during the year. The tool is a cutting edge advisory concept used by trained advisers in the branches. It takes a dynamic approach to the balance sheet of the customer. The tool at the same time addresses – and in some respect exceeds – the documentation demands stemming from new EU regulation of the savings area.

Investment funds
Nordea is the leader within retail funds in the Nordic region. Nordea's market share in the Nordic fund market was 18.7% by end-2004. The market share of net inflow was 15.4% in 2004 and total assets under management within retail funds amounted to EUR 40.4bn.

Private banking
Private banking services are offered to high net worth and affluent individuals and medium-sized institutions. Based on the customer's personal profile and goals, a long-term investment plan on how to protect and grow the customer's wealth is developed. The total wealth approach of Nordea Private Banking includes a wide-ranging advisory service taking family and business relations into account when suggesting how to structure the customer's total wealth.

Nordea holds a leading position in the private banking market both in Denmark and Finland, while the Swedish and the Norwegian markets are being developed. In December 2004, Nordea was awarded "The Best Nordic Private Bank" by Euromoney. Nordea scored well in all four Nordic markets, but especially the position in Sweden improved with Nordea moving from a #8 rank last year to #3 rank in 2004. Nordea sees potential in further strengthening the position in Sweden and Norway. In 2005, the full service range will be offered in Sweden and local units will be established in Norway targeting the affluent segment.

In addition to the Nordic activities Nordea also operates a fast-growing European private banking organisation with base in Luxembourg and Switzerland. The organisation offers a full range of international wealth planning products and services to its growing customer base. The core customer base consists of Nordic ex-patriates, but during the last few years the focus has increasingly been on ex-patriates of other nationalities. The operations in Zurich will be expanded in 2005.

Assets under Management in Private Banking increased by 16% in 2004 and were 35.2bn at the end of the year of which EUR 7.4bn in the European private banking operations.

Payments and e-products.
Within e-banking, the Nordic customers are some of the most sophisticated in the world and at the same time the most demanding. Nordea is a world leader in e-banking services. The number of transactions has increased by 33% annually over the last five years. The Netbank provides convenient access to the bank seen from the cus-

tomer perspective, and cost efficient solutions seen from the bank perspective.

Convenience and cost efficiency are key factors going forward. Development is concentrated to products that increase convenience for customer such as e-salary statements and e-invoices. These products are especially attractive to corporate customers, as they are able to decrease their distribution expenses.

SME CUSTOMERS

Nordea has 930,000 small and medium-sized corporate customers. Corporate customers are segmented according to service needs and business volumes.

The largest customers within the SME segment are served by senior relationship managers in special competence centres which have been established in all Nordic countries

Medium-sized customers are served by relationship managers. The medium-sized corporate value proposition is being refined. The relationship manager service, whereby specially trained managers offer qualified advice to corporate customers is being developed. This ensures both high competence in the customer service as well as good usage of the Nordea branch network.

The service for small customers is managed through extensive usage of e-banking and telephone solutions.

In 2004, a new concept for managing the customer relationship with SMEs with subsidiaries in one or more of the Nordic countries was introduced. The concept has been developed with a view to further enhance Nordea's competitive edge in serving corporate customers with cross-border operations in the Nordic region. The solution offers the customers a single point of entry through a pan-Nordic senior relationship manager team that supports the customer's business in all countries. Also, a new centralised strategy was launched in the Swedish market for 370,000 small customers using standardised concepts improving the efficiency of service.

Product areas in focus

Corporate mortgages

Sales of mortgages to small and medium sized corporate customers is supported by local specialists in the branch regions. Mortagage lending to corporate customers increased by EUR 0.9bn to EUR 15.1bn in 2004. There is still potential to increase Nordea's market position.

E-banking customers
000's



5,000
4,000
3,000
2,000
1,000
Dec 97 Dec 98 Dec 99 Dec 00 Dec 01 Dec 02 Dec 03 Dec 04

E-banking payments, monthly
000's



7,000
6,000
5,000
4,000
3,000
2,000
1,000
Dec 97 Dec 98 Dec 99 Dec 00 Dec 01 Dec 02 Dec 03 Dec 04
Denmark
Finland
Norway
Sweden

Mortgage lending to corporate customers
EURbn



15
10
5
0
Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec
2002
2003
2004

Nordea Markets

Small and medium sized companies are target customers for leveraging on the competencies in Nordea Markets. In order to tailor the product offering to these customers, new products and concepts are being introduced including efforts to enhance corporate finance transactions to SMEs and the development of risk management tools suited for SMEs.

Corporate e-services

Nordea has 390,000 Corporate Netbank customers. E-payment, e-id and e-signature are very important tools in the service to SMEs. E-invoicing between businesses has a large potential and close to 1 billion invoices are sent every year between businesses in the Nordic region. Nordea is the only bank with a pan-Nordic e-bank service for corporates. Combined with the large customer base, this makes Nordea a strong partner for invoice receivers and senders.

Cash management

Nordea's e-banking systems are designed for local needs but also provide a tool for managing accounts in other countries. A parent company in any Nordic country can obtain information and manage liquidity in the Nordic region and beyond.


Volumes (EURbn)
Corporate Customers
88
930,000
Core
54
20,000
Senior Relationship Managers
Intermediate
12
50,000
Relationship Managers
Basic
6
860,000
Standardised Concepts

Corporate customers are segmented according to service needs and profitability. A strategic initiative defining and implementing common segmentation and segment-related service concepts has been launched with the objective of increasing customer satisfaction and as a result increase profitability.

LARGE CORPORATE CUSTOMERS

Nordea holds a strong position in the Nordic corporate market and has a broad customer relationship with the largest Nordic corporates. In addition to serving the Nordic corporate customer base, Nordea is increasingly targeting new customers in selected industries outside the Nordic region. Target customers are found in industries where Nordea has an extensive industrial knowledge such as energy, pulp and paper and telecoms. Nordea's proven industry competence will be leveraged, drawing on the international branch network in place.

Shipping

The international shipping and offshore industries are focus areas for Nordea, and are industries where the bank has achieved a leading global position. The year 2004 has been a record year as strong market fundamentals combined with a highly liquid banking market have lead to an overall increase in customers' investment and refinancing activities. Nordea arranged new transactions for an aggregate volume of more than USD 16bn in 2004.

Improved syndication capabilities allowed the bank to chase the top tier position on new transactions, capitalising on the strong balance sheet and placing power, positioning Nordea as the leading provider of syndicated loans to the shipping and offshore industries.

Going forward, Nordea aims to maintain the world-leading position within shipping, to an even larger extent introduce Nordea's broad range of products and services to the shipping and offshore customers. These include cash management, corporate finance services and asset-management services.

Product areas in focus for large corporate customers including shipping

Debt capital markets

Nordea is the leading mandated arranger and bookrunner of syndicated loans for Nordic corporate borrowers. In 2004, Nordea acted as lead arranger for eg Kingdom of Denmark, Kingdom of Sweden and Republic of Finland. Going forward, focus is on strengthening of debt capital markets and structuring capabilities. Analytical tools on e-Markets supporting risk management are being developed to facilitate customer use of derivatives as hedging tools.

Corporate Finance

Nordea runs an integrated business model, with focus on investment banking services being offered to Nordea's corporate customers. Nordea corporate finance experienced a significant improvement in the financial advisory activities in 2004. Major focus areas for corporate finance in the coming year is on further leverageing the relationships with the largest Nordic corporates and to extend the model to Retail Banking's corporate customers.

Acquisition Finance

Acquisition Finance focuses on structuring financing when companies are acquired either by investors or by other companies. The acquisition finance activities in Nordea had another successful year, taking part in several large transactions. In 2005, the Nordic leverage buy-out market is expected to be very active contributing to continued growth in Nordea's acquisition finance activity.

Cash management

Nordea's offering towards large corporates and institutions within cash management was strengthened in 2004. New features have been introduced in Corporate Netbank. The number of customers using the services has increased steeply in 2004 and the number of customers is now exceeds 400. During the year Nordea has won a number of important mandates within this area.

Nordea launched its cash management services for corporate customers in Poland and the Baltic countries in 2004. Some of the largest Nordic companies, active in Poland and the Baltic countries, are using Nordea's cash management services.

Syndicated loans
Mandated lead arranger in the Nordic region 2004
EURbn


Nordea
SEB
DnB
Handelsbanken
Danske Bank
ABN AMRO
Citigroup
BNP Paribas
JP Morgan
SG Corporate & Investment Banking
0
1
2
3
4
5
6
7

Stock market development

	Market volume 2004 EUR bn	Market volume 2004/2003 %	Market index 2004 %
Denmark	85.0	43	17
Finland	181.2	24	3
Norway	110.0	53	39
Sweden	385.8	38	18

FINANCIAL INSTITUTIONS

The Financial institutions segment is an attractive and strategically important customer segment for Nordea. The customer base comprises approximately 300 Nordic and 100 international financial institutions and 750 bank groups. The strength of the dedicated customer approach and focused development efforts has resulted in several important customer mandates, including cash management and global custody business for the Finnish State Pension Fund and the total banking relationship with Storebrand in Norway.

The financial institutions business is characterised by a high level of product innovation and rapid structural market changes. The product offering includes Markets related services, custody and settlement services, cash management and institutional asset management. Introduction of new products and concepts and continuous strengthening of structuring capabilities are important elements to fulfil Nordea's ambition to develop Nordea's strong franchise and be the leading partner for financial institutions in the Nordic area.

Product areas in focus

Prime brokerage services concept

The prime brokerage concept is a one point of entry service concept for hedge funds. This concept has been further developed during 2004. It is also an important focus area going forward. The target is an enhanced service level through the introduction of improved features and services, eg in the area of securities finance and structured products.

Nordea Markets

Nordea Markets is a key service provider to financial institutions in areas such as foreign exchange, fixed income and capital markets products, including equities and structured products.

Custody services



Assets, EURbn
No. of transactions, million
500
400
300
200
100
0
5
4
3
2
1
0
2002
2003
2004
Institutional assets under custody
No. of custody transactions

The securities finance activities and institutional asset and liability management services are being expanded. Going forward, Nordea Markets will continue to develop the offering within equities, including equities derivatives and the partnership with Standard & Poors' in equities research. This is expected to be fully implemented during 2005. The partnership is a response to market demand – including the changing needs of investors and regulatory development – to provide independent equity research. The focus on delivering value added quantitative tools via e-Markets will continue, supporting portfolio risk management and optimization.

Custody services

Nordea is the largest provider of custody services on the Nordic markets far ahead of all Nordic competitors. In 2004, assets under custody in Nordea increased by EUR 65bn to EUR 462bn. Nordea custody won the Euromoney award for "Best at investor services" in the Nordic and Baltic region, confirming Nordea's leading position in this market. Going forward, Nordea will further exploit its leading pan-Nordic position in Custody Services in order to create the best value proposition for Nordea customers.

Institutional asset management

Nordea has an estimated 20%+ market share in the Nordic area for institutional asset management. At the end of 2004, Nordea managed EUR 21.8bn for institutional customers, of which 19.2bn originated in the Nordic countries. Nordea has potential for further growth not only in the Nordic countries, but also in Europe and in North America where Nordea is selected based on the competitive product range.

Additional resources are being dedicated to the product development. Products are being developed through a managed process, where participants from the full value chain are involved in each phase of the development cycle. This process facilitates both the introduction of new products and cross-border launches leveraging from successful existing ones. In 2004 a total of 13 new products were launched such as the "Dynamic Fixed Income Fund"in Finland. The fund has received more than EUR 400m inflows since its launch in mid-2004.

The strength of the investment competencies, and the quality and consistency of the investment processes, was in 2004 recognised with Nordea being awarded the "Asset Management Firm of the year" for the Nordic area by the journal Financial News, an award won in competition with major international asset managers active in Nordic markets.

NORDEA'S GROWTH AMBITION

Nordea's growth strategy is based around Nordea's existing strengths. The large customer base of 11 million customers, of whom 4 million are also e-banking customers combined with the strong distribution power, creates a clear opportunity to increase business volume per customer. Demonstrated achievements within mortgage lending point to the potential within the existing customer base. In addition to leveraging on Nordea's existing Nordic customer base, Nordea is exploring growth opportunities in certain product segments and markets. Examples of this are the Life& pensions product segment, growth in Poland and the Baltic countries and increasing sales through the third party fund distribution channel.

Life & pensions

Nordea Life & Pension (NLP) manufactures and sells corporate and individual life and pension products with a 9.4% market share in the Nordic countries. Growth in the market for life and pensions products is expected at rates above those of nominal GDP in the coming years, supported by both demographics and pension reforms. Especially in the occupational pension schemes market, growth is expected to be strong with independent forecasters, such as Datamonitor, expecting growth in written premiums to surpass 10% per year in the Nordic market in the period until 2008.

The market is witnessing a transition towards defined contribution schemes away from defined benefit schemes. As a result, there is an increased demand for individualised advise on pension savings and financial planning ahead of retirement. NLP's leading market position and competitive new products, coupled with Nordea's distribution and advisory capabilities places NLP in a strong position to benefit from the expected market growth.

Shifting focus

In recent years NLP has transformed its business model to a model focusing on less volatile earnings streams. The change has been accomplished through a reengineering of the products, an implementation of a fee-based model, segregation of shareholders' equity from policyholders' reserves and through an active asset-liability management process.

The changed business model has been implemented in all countries except for Norway, where implementation is pending legislative changes. In Sweden a new life company based on the changed business model has been formed. After the demutualisation of the traditional life company – which is to take effect as of 1 January, 2006 – the new business model will be implemented also in the legacy company.

A Nordic governance structure is in place to coordinate decision making and ensure the use of best practises. The Nordic governance structure is organised along functional rather than geographic dimensions and is divided into five areas: investment & risk management, finance & control, IT, product development, and unit-linked business.

NLP aims to grow the Nordic market shares of written premiums by 4 percentage-points in the period until 2009 through organic growth. Opportunities for structural growth such as acquisitions or other forms of partnerships will be evaluated on an ongoing basis.

Life & Pensions distribution, GWP 2004

%


Denmark
Norway
Finland
Sweden
(806 EURm)
(463 EURm)
(921 EURm)
(215 EURm)
0
20
40
60
80
100
Bancassurance
Own direct sales force
Tryg Vesta sales force
Broker

Distribution strategy

A large part of NLP's stock of existing policies was originally sold directly by the life companies that are now part of Nordea. While these channels still exist e.g. in the form of the Tryg-Vesta sales force, they are increasingly being supplemented with new distribution channels.

In the retail market, sales through the branch network is of growing importance in the Danish and Norwegian market. In the Swedish and Finnish market, new distribution partnerships are being developed in addition to sales through bank branches.

The retail bancassurance model includes dedicated savings and pension specialists, and its systems are fully integrated with the bank systems. The aim of this integration is to secure a value adding advisory service towards customers and a consistent product offering across all pension products regardless of where the business is originated.

In the corporate pensions market, NLP aims to strengthen its market share. Leveraging the bank's corporate relationships plays a central role in realising this ambition. The NLP corporate sales force is being expanded, and the cooperation with existing strategic partners (TrygVesta, Varma) is being intensified. Initiatives to improve sales in the broker channel are also in focus.

Nordea intends to invest more resources in strengthening its pensions brand in general, in particular in the Swedish market where the position of Nordea as a 'pensions brand' is less well-known than in the other Nordic markets.

Product offering

Nordea's pension offering consists of three main products:

- "old" traditional products
- "new" traditional products
- unit-linked products

The "old" traditional products are guaranteed return products with collective investments and collective financial buffers.

Where local legislation allows, the "old" traditional products are being phased out and replaced by "new" traditional for most client segments (the exception is clients close to retirement). In Sweden the "new" traditional products have been launched targeting in particular the high-end segment. In the Danish market the "new" traditional products will be launched in 2005.

"New" traditional are characterised by the absence of collective buffers. A capital guarantee rather than a return guarantee is offered. From the client perspective this is a superior value proposition allowing for a more long-term investment policy with a higher equity share, and hence, a higher expected return. Moreover, the "new" traditional products are customised to the age profile of the clients with a higher equity share for a longer the investment horizon.

Since the launch in Sweden in mid-2003 the "new" traditional products have offered better returns than the "old" traditional products which are more conservatively invested. This favourable starting point is expected to support sales going forward.

Net written premiums

EURm



3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
Traditional
Unit link

Product result

EURm



250
200
150
100
50
0
2002
2003
2004

The unit-linked products have seen strong growth in recent years. For the self-guided investor, the unit-link concept has clear-cut customisation advantage, while the traditional products have a stronger relevance for the average mass-market customer. Nordea therefore offers both products.

Endowments is an important product in particular in the Finnish market. Nordea has a strong market position within this segment in the Finnish market.

Poland, the Baltic countries and Russia

Strong market growth

Nordea considers the emerging markets in Poland, the Baltic countries and Russia to be of major strategic interest. The region is a high-growth area with annual growth rates rate of 5–8 per cent – with Poland in the lower part of the interval and Latvia in the highest. Nordea expects the growth rate for the coming years to continue at a stable and high level around 6 % Banking assets are expected to grow at an even higher rate due to increased living standards that will raise private consumption. In addition, the flow of trade between the Nordic region and the Baltic Sea region is likely to continue at a high rate – due to close geographical proximity and because of the increasing track and EU-harmonisation of legislation in Poland and the Baltic countries .

Present market position

Nordea's operations in Eastern Europe are growing strongly. In Poland and the Baltic countries Nordea operates under its own brand in a wide spread branch network in all four countries. In Russia, Nordea owns 26.4% in International Moscow Bank (IMB), the largest bank for Nordic corporate-related business. After five years of operations, Nordea is among the largest banks in the Baltic countries, the fifteenth largest in Poland and the eighth largest in Russia via IMB. By the end of December 2004, total lending in the Poland and the Baltic countries was EUR 2,708m, an increase of 54% compared to 2003 – and a more than tenfold increase in five years.

Among Nordic corporate-related business, Nordea is the largest bank, and is today doing business with some one third of the top 100 local companies

In the three Baltic countries, Nordea is the second largest bank among Nordic companies and does business with one third of the top 100 local companies.

Among municipalities, Nordea is among the top 3 banks in the Baltic countries, and among the top 5 banks in Poland.

Strategy

Nordea has from the start applied a low-risk strategy in Eastern and central Europe. In Poland and the Baltic countries, Nordea targets five customer segments: Nordic and large local customers, municipalities, employees to corporate customers and high-income earners. For 2005 medium-sized companies with good financials have been added as a new target group.

Poland and Baltic countries

Locations:	*67*
Employees:	1,344
Customers:	362,000
– personal	323,000
– corporate	39,000
– Internet	72,000

Russia [1]

Locations:	11
Employees:	1,066
Customers:	91 200

[1] Via International Moscow Bank, where Nordea is the second largest shareholder with 26.4 per cent of the shares.

Total assets
Poland and the Baltic countries
EURbn



3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004

Total lending and deposits
Poland and the Baltic countries
EURm



3,000
2,000
1,000
0
1999
2000
2001
2002
2003
2004
Total lending
Total deposits

In Russia, the strategy is focused on serving Nordic companies in the Russian market – a strongly expanding market.

Nordea provides a full range of financial services throughout the Nordic region and aims to sell the same products, customer concepts, e-services and cash management solutions in Poland and the Baltic countries as in its Nordic markets. Nordea offers a high value proposition to local customers as well as to Nordic companies operating in the region. The multi-channel distribution strategy is also implemented in Poland and the Baltic countries, including an extensive branch network in combination with rapidly growing internet-based services.

Nordea is the only Nordic bank operating under the same brand and with the same products and services in Poland, Estonia, Latvia and Lithuania– increasing both brand awareness and operational efficiency.

Priorities 2005

Nordea has raised its ambition level for Poland and the Baltic countries. The new ambition is to grow twice as fast as the market, and to continue increasing market shares in targeted customer segments.

The ambition is to both acquire new customers and to cross sell to existing customers – mainly in mortgage financing. Market shares in mortgage loans in Poland and the Baltic countries continue to increase. In December Nordea had 4.1 per cent of the mortgage loans compared to 3.8 per cent at the end of 2003.

To attract customers to collect more of their business volumes in Nordea the Nordic customer programme has been launched in the Baltic countries. This will also be introduced in Poland during the first half of 2005. The strategy is the same as in the Nordic countries – customers collecting their business volumes in Nordea get the best interest rates, can get up to 50 per cent discount on fees and a personal adviser in the bank.

The savings market is developing, and there is an increasing demand for savings alternatives in the region. As one of the first foreign banks Nordea has received permission to sell its own funds on the Polish market. Mutual funds will also be introduced in all the Baltic countries during the current year.

To increase business volumes in consumer lending and reach a larger customer base Nordea is launching several card initiatives, among others revolving credit cards. They have recently been introduced in the Baltic countries and the launching will continue in Poland during 2005.

Nordic corporate customers

Nordea expects higher inflow of Nordic investments in the region. This will increase the business volumes and cash management opportunities, as well as contribute to economic development.

Nordea will offer the same value proposition as in the Nordic countries. Particular emphasis will be placed on investment financing, cash management, derivatives and capital markets products. Nordea also expects to be one of the leading financial partners of EU-related infrastructure and investments projects in the region. This will complement Nordea's strong position in providing financial services to the public sector.

E-firma, Nordea's electronic services package for small companies has been successfully introduced in Poland and will soon be launched in the Baltic countries.

Third party fund sales

Nordea funds are distributed via more than 1,000 relationships with intermediaries such as banks, insurance companies and independent financial advisers throughout Europe. Since 2001, positive inflows have been recorded every quarter, and both in 2003 and 2004 Nordea was among the leading providers of cross-border funds in Europe. According to sales statistics by FERI Fund Market Information, Nordea ranked fifth in Europe for estimated net cross-border fund sales in 2004 (see table).

Cross-border fund sales EURm

Rank	Master group	No. of funds	Net sales
1	Schroders	43	6,774.1
2	Franklin Templeton Group	50	5,461.9
3	JP Morgan Fleming	87	4,951.6
4	Unicredit Group	44	4,886.2
5	Nordea AB	29	2,669.7
6	Fidelity Investments	68	2,444.1
7	Société Générale	46	2,313.0
8	Russell Group	19	2,278.4
9	BNP Paribas	59	2,207.3
10	Pictet	na	1,891.0

Source: FERI FMI.

The investment fund range consists of 32 funds in the value- and thematic-based equity, fixed income and reserve fund categories. Nordea 1's success is built on solid investment performance combined with strong relationship management skills.

For Nordea, the third-party sales channel represents a major diversification of business risk away from the Nordic markets. As European brand awareness strengthens, Nordea is expected to benefit from stronger growth opportunities. Also, continuous effort is being put into broadening the product range, deepening existing sales channels and widening the geographical scope of distribution.

In 2004 Nordea gained marketing approval from the Italian, Dutch and Polish financial supervisory authorities. This brings the total of European countries with marketing authorisation to 13. As one of the first fund management companies in Luxembourg, Nordea Investment Fund S.A. became a management company compliant with UCITS III directive in early 2004.

By end-2004 the umbrella fund Nordea 1 totalled EUR 8.4bn in AuM, out of which EUR 6.7 bn is distributed through intermediaries outside the Nordic Region. Nordea 1 has grown by EUR 3.1 bn over the year, which makes it one of the fastest growing investment funds in Europe.



Cost and capital efficiency

Ensure operational excellence

Cost management
Nordea's cost target for 2004 was to keep total costs in 2004 unchanged compared to reported costs in 2003, when excluding costs related to profit-sharing schemes in both years. Nordea's total expenses in 2004 were EUR 3,484m, a reduction by 5% compared to 2003. This places Nordea in the first place among the Nordic peers in terms of cost reduction in 2004.

The cost development in recent years reflect a groupwide continuous process of improvement and the effect of implemented measures is becoming increasingly visible. The number of employees has been reduced throughout the organisation (picture). In 2004, the number of employees, measured by full-time equivalents, was reduced by 1,745 of which 220 as a result of outsourcing.

The cost/income ratio is a supporting performance indicator mainly used for management of internal continuous improvement processes. The cost/income ratio in 2004 at Group level was 60%, compared to 63% in 2003.

Structural cost improvement
Despite the strong delivery on the cost target it is asessed that Nordea still has significant potential to reduce the cost base through a number of structural cost initiatives.

Process improvement
Nordea is currently improving its production processes through harmonisation of processes, centralisation of activities and consolidation of IT applications and platforms. The next steps will include a design of a roadmap for the transforma-

tion of the main traditional banking services into a harmonised set of products, processes and underlying systems. This work, starting in 2005, will take several years and will be executed in a structured step-wise manner. It will also include streamlining the end-to-end processes related to such banking products as deposit accounts, credits and loans and payments and reducing non-value creating activities in the process. These process improvements are not expected to lead to large IT investments.

External spend and premises
Through a centralised approach to procurement activities Nordea has already created significant savings from a range of spending categories. Procurement initiatives will be further accelerated in order to gain additional savings in e.g. building maintenance and in professional services (tax/auditing, legal, marketing & advertising etc). At the same time, emphasis is placed on further reducing the need for office space through common targets for office space efficiency in the Nordic region.

Further IT transformation
The transformation of IT production in a partnership with IBM, called Nordic Processor, aims at increasing the efficiency of operations through centralisation, consolidation, and standardisation. In 2004, the production from Norway was transferred to a consolidated computer center in Sweden. The work continues with centralisation activities in 2005 and 2006. Further efficiencies in IT will be gained through the ongoing transformation of the development and maintenance of IT applications. This latter process may include outsourcing of development and maintenance work in selected system areas. Additional actions to improve IT efficiency are under review.

Rationalise support functions
Opportunities to decrease structural costs in the support functions (Human Resources, Finance, Procurement) have been analysed. Short-term gains can be achieved by increasing the automation of paper-based processes and simplifying the organisation and reporting practices related to support functions. Additional gains will be realised through further streamlining of the support processes.



Ensure capital efficiency

Capital efficieny and credit portfolio quality

Capital efficiency
Nordea aims to ensure capital efficiency and high credit portfolio quality. Recent action taken to achieve this include the divestment of real-estate asset, roll-out of the economic capital framework , the introduction of behavioural credit scoring and growth of off-balance sheet business. The aim is to optimise the level of capital to maximise returns and to measure performance using risk-adjusted returns.

Risk management
Being exposed to risk is inherent in providing financial services, and Nordea assumes a variety of risks in its ordinary business activities, the most significant being credit risk related to lending. Management of risk is one of the key success factors in the financial services industry and Nordea has clearly defined policies and instructions for risk management. These are described in detail in the Annual report 2004, pages 21–33.

Nordea aims at an overall balanced risk-taking in order to enhance shareholder value. Economic Capital is allocated to the business areas and is included in the calculation of Economic Profit, which is a key performance indicator in the Group.



Corporate Social Responsibility

Corporate Social Responsibility (CSR) is the concept whereby a company maintains and enhances its relations with internal and external stakeholders. Stakeholders are parties who hold an interest in the company and its activities that reach beyond the purely financial performance of the business.

Business ethics
A primary focus within Nordea's Corporate Social Responsibility (CSR) programme is on business ethics. There is s a two-fold reason for this.

One reason is that a common set of values and behavioural guidelines is a core element in building a common corporate culture, the very glue that makes one bank out of previously separate entities.

Corporate Citizenship Principles

Nordea is committed to sustainable development by combining financial performance with environmental and social responsibility.

- **We are committed to freedom.** We stand for democracy and a responsible market economy. We support the UN Global Compact and follow the UN declaration of Human Rights, ILO-conventions and the OECD Guidelines for Multinational Enterprises. We do not discriminate based on gender, ethnic background, religion or any other ground.
- **We are committed to equal opportunities.** We seek high professionalism and make it possible for our employees to develop and assume responsibility. We support diversity and a fair representation of women and men as well as ethnic minorities in our organisation.
- **We are committed to caring for the environment.** We work to reduce negative and increase positive environmental impact from our business activities. We have signed the UNEP Banking Principles.
- **We are committed to good citizenship.** We respect the laws, regulations and norms of the countries where we operate while also adhering to our Group policies. We work with others for a prosperous and sustainable development in the communities where our customers and employees do business and live.
- **We are committed to ethics, honesty and sincerity.** We do not offer, request or accept unwarranted gifts and payment nor limit free and fair competition. By adhering to Group policies so that our integrity can not be questioned, we enable shareholders, customers, employees and other concerned parties to make balanced and well-founded decisions.

To ensure performance according to these principles, we adopt relevant policies, set targets in our management system, ensure that these principles are known throughout the organisation and encourage reports on non-compliance, carry out systematic follow up and deliver open and reliable reporting.

The other main element in this CSR strategic prioritisation is that stringent business ethics is an important security measure in order to manage business risks in the financial services industry. Operational risks, for a bank, stem from human behaviour, procedures and systems. Human behaviour is at the core of the matter because it is people who make decisions, define procedures and make systems, and high standards of business ethics and integrity are the key elements in high quality human behaviour in business.

Nordea has developed a groupwide standard of business ethics, the Nordea Code of Conduct. This code applies to all employees of the Nordea Group and non-permanent staff working on behalf of Nordea. Underneath this level, supplementary specifications of this code apply within business areas and Group Functions, thus producing a business ethics structure that covers the entire group and all activities.

Compliance

CSR is an element in the Group's compliance activities. The Compliance function monitors and follows up that the organisation acts in accordance with internal and external rules and regulations and reports on its findings to the management. An important element of undertaking compliance and CSR activities on a daily basis is the network of Compliance Officers throughout the Group.

Corporate Citizenship

Citizenship in general means being a responsible and active member of society, and Nordea takes on this role just as seriously as everything else we do. The Group has signed up to, and is an active supporter of, many voluntary international standards and declarations, like the United Nations Global Compact, the United Nations Environmental Program Finance Initiative and the OECD Guidelines for Multinational Enterprises.

The Group is also involved in developing and maintaining the international agenda and concepts of Corporate Responsibility by participating in networks and work groups on such issues, and also through our membership in CSR Europe, which is an important interface with the European Union on these subjects. Our perspective on CSR is truly Nordic and European, reflecting Nordeas ongoing legal transformation to become a European company.

Environmental issues

A common Nordea Environmental Policy has been established, defining how the Group shall manage its environmental responsibilities in its operations. The actual environmental impact of the operations is measured and reported on an annual basis through the Nordea Environmental Footprint report.

There are various business specific policies and guidelines within business functions and business areas. For example, the Environmental Risk Assessment Tool (ERAT) has been developed and applied to the credit evaluation process.

CSR in the Nordea business model

CSR is an integrated perspective of Nordea's business. The CSR strategy, focus areas, policies and procedures, have all been developed as reflections of the Group's business strategy and actively designed to support our business objectives. Managing business ethics, environmental and societal risks, as well as maintaining a common community social impact are important elements of protecting and enhancing shareholder value and performing the role as a leading provider of financial services to the Nordic business and civil communities.

For further information on CSR in the Nordea Group, please refer to www.nordea.com/csr.



Human Resources

Attract, develop and retain highly motivated, competent and performance-oriented employees

In Nordea the aim is to attract, develop and retain highly motivated, competent and performance-oriented employees. The employees form the basis for the successful development of Nordea. To be an attractive employer for the generations to come and to retain an adequate mix of young potentials and experience in the organisation are challenging tasks for the line organisation and the HR function.

HR Strategy

The employees form the basis for the successful development of Nordea The aim is to attract, develop and retain highly motivated, competent and performance oriented peopleThis challenging goal is reflected in mandatory focus areas in all Balanced Scorecards throughout the Nordea Group.

There are three focus areas:

- Attract and develop performance oriented employees
- Improve Leadership capabilities
- Ensure highly motivated and satisfied employees

Key Performance Indicators (KPI) for the first focus are set in each Business Area/Group Function according to the strategic challenge they are facing.

KPI for the second focus area is an aggregation of the employees' evaluation of their immediate manager from the Employee Satisfaction survey.

Overall number of employees


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Q4/03
Q1/04
Q2/04
Q3/04
Q4/04

Employees distributed by seniority
% of employees


-4
5-9
10-14
15-19
20-24
25-29
30-34
35-39
40-
0
5
10
15
20

Employees distributed by age
% of employees


15-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-64
0
5
10
15
20

Male and Female
% of employees


Male
Female

KPI for the third focus area is an aggregation of the employees' expression of Satisfaction and Motivation in the Employee Satisfaction survey

HR Policies

A number of policies within HR have been developed and harmonised in order to reduce complexity. These policies deal with learning, career management and recruitment. With these joint guidelines Nordea takes yet another step towards being just one bank.

Profile

During 2004 the decline in the number of employees continued as a consequence of Nordea's ongoing focus on integration and efficient processes.

The number of personnel was reduced by 1,745 or approximately 6% in 2004 compared to 2003.

The focus of the HR organisation on providing new job opportunities for employees identified as redundant in their present position has contributed to avoiding lay-offs.

ESI 2004

The Employee Satisfaction Index survey (ESI) was carried out also in 2004. Results from the survey are reported to all units with at least four responses. The results are used in an open dialogue about how to improve performance in the unit by improving satisfaction and motivation. Based on the dialogue an action plan is developed. A common web based tool for reporting results and recording actions plans has been introduced, giving full transparency for the various managerial levels to follow-up.

The overall development in satisfaction and motivation shows an improvement of 1 % point, which keeps Nordea on the level with the Nordic Financial Labour Market.

All Business Areas and Group Functions shows an increase in ESI except for Retail Banking where the ESI was unchanged.

Satisfaction and Motivation

Total average and average in Business Areas and Group Functions

Organisation as of before November 2004	2004	2003	2002
Nordea	70	69	70
Asset Management & Life	68	66	68
Corporate and Institutional Banking	65	64	66
Group Audit	72	68	66
Group Corporate Centre	65	62	65
Group Processing and Technology	65	64	68
Group Staffs	69	68	70
Retail Banking	72	72	71

The model used to measure employee satisfaction also gives indications of what drives satisfaction and motivation in Nordea.

The survey shows that "Development possibilities" and "Daily work" in general are the main drivers in Nordea. Focus has especially been directed towards "Development possibilities" in order to secure especially wishes from younger employees.

In this years survey special focus has been put on work related stress and feelings of discomfort relating to work. The survey shows that in general the employees are comfortable with their work and the pressure related to it. The variation in the scores has made it possible to act more targeted in the few units where the survey showed that employees could have difficulties.

The score for ESI being used for improvement has improved significantly and furthermore there is a positive attitude towards that the 2004 survey will lead to changes. This shows that the ongoing work emphasising the importance of working with satisfaction and motivation is rewarded.

Incentive Programmes

In 2004 the Board of Directors decided to combine the previous and the temporary profit-sharing programmes for employees into one. At the same time a programme for some 350 executives replaced the temporary programme from 2003.

The performance criteria for both employee and executive programmes reflect internal goals as well as benchmarking against competitors. Both programmes are capped.

A description of the profit-sharing programmes can be found in the Annual Report 2004 on page 18.

Performance and Development Dialogue

One of the main instruments to secure development of the employees both through formal training and on the job training is the Performance and Development Dialogue (PDD).

The percentage of employees having had a Performance and Development Dialogue rose to 94 %, which is considered to be full coverage. In the Employee Satisfaction Survey 2004 the employees expressed that the quality of the dialogue is high, but still with room for improvement. In the light of the importance of "Development possibilities" for Satisfaction and Motivation expressed in the Employee Satisfaction Survey, it is planned to develop and carry out training activities aiming at improving the managers' capabilities in conducting PDD's.

Key financial figures

Operational income statement

EURm	2004	2003	Change %
Net interest income	3,510	3,366	4
Net commission income	1,639	1,486	10
Trading income	481	567	–15
Other income	90	220	–59
Total income	**5,720**	**5,639**	**1**
Staff costs	–1,892	–2,101	–10
Profit sharing	–60	–46	30
Other expenses	–1,532	–1,526	0
Total expenses	**–3,484**	**–3,673**	**–5**
Profit before loan losses	**2,236**	**1,966**	**14**
Loan losses, net	–27	–363	93
Equity method	48	57	–16
Profit before investment earnings and insurance	**2,257**	**1,660**	**36**
Investment earnings, banking	8	170	–95
Operating profit, life insurance	180	149	21
Goodwill amortisation and write-downs	–161	–167	–4
Operating profit	**2,284**	**1,812**	**26**
Real estate sales and write-downs, net	300	–115	
Taxes	–667	–205	
Minority interests	–3	–2	
Net profit	**1,914**	**1,490**	**28**

Ratios and key figures

Earnings per share, EUR	0.69	0.51
Share price, EUR, end of period	7.43	5.95
Shareholders' equity per share [1,2], EUR	4.59	4.28
Shares outstanding [1,2], million	2,735	2,846
Return on equity excluding goodwill [3], %	20.2	16.7
Return on equity, %	15.7	12.3
Loans and advances to the public [1], EURbn	161	146
Deposits and borrowings from the public [1], EURbn	104	96
Shareholders' equity [2], EURbn	13	12
Total assets [1], EURbn	276	262
Assets under management [1], EURbn	131	113
Cost/income ratio, banking [4], %	60	63
Cost/income ratio, excluding investment earnings, %	60	64
Tier 1 capital ratio [1], %	7.3	7.3
Total capital ratio [1], %	9.5	9.3
Risk-weighted assets [1], EURbn	145	134
Number of employees (full-time equivalents) [1]	28,929	30,674

1 End of period.

2 Total shares registrated was 2,847 (2,928) million. Number of repurchased shares in Nordea Bank AB (publ) was 111.7 (81.6) million. A reduction of share capital through cancellation of repurchased shares was registered on 26 October 2004. The reduction has been made through retirement without payment of 81.6 million shares repurchased in 2003. Average number of outstanding shares Jan–Dec 2004 was 2,789 million (Jan–Dec 2003 2,921 million). Dilution is not applicable.

3 Net profit before minority interests and goodwill amortisation/write-down as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

4 Total expenses divided with the sum of total income, equity method and investment earnings, banking.

Comments to the operational income statement

Result summary 2004

Operating profit increased by 26% compared to 2003 and reached EUR 2,284m. Net profit increased by 28% to EUR 1,914m, a record result for Nordea.

Strong sales within the personal as well as corporate segment influenced revenues positively. Total revenues increased by 1%. Increased business volumes and active asset-liability management more than outweighed the negative effects of lower short-term interest rates on deposit margins and the competitive market environment. Excluding the non-recurring revenues in 2003, total revenues in 2004 increased by 3%.

Further efficiency gains were realised and costs were reduced by 5%. Loan losses were sharply reduced and the credit portfolio is considered to be of a good overall quality.

Income

Net interest income increased by 4% to EUR 3,510m supported by increasing volumes in most segments. Mortgage lending to personal customers expanded significantly and volumes increased by 15% to EUR 56bn. Nordea has increased its market shares within mortgage lending in all Nordic markets except Finland. Consumer lending to personal customers increased by 8% to EUR 17bn.

Lending to small and medium-sized corporates increased by 8% to EUR 59bn. In the large corporate sector, on-balance sheet lending was stable. In total, loans and advances to the public increased by 11% to EUR 161bn.

Increased price competition and customers' improved creditworthiness had a negative effect on lending margins in all segments even though margins were stable in the fourth quarter.

Deposits increased by 9% to EUR 104bn. Falling short-term interest rates had a negative impact on deposit margins compared to last year. The effect was mitigated by the active asset-liability management related to retail deposits. By the end of the year, approx. EUR 19bn had been hedged, representing approx. 2/3 of the targeted deposit volumes. The total positive net effect on net interest income in 2004 is approx. EUR 50m compared to 2003.

Net commission income increased by 10% to EUR 1,639m. Deposit and payments commissions increased by 5% to EUR 800m reflecting growth in the number of payment transactions, in particular card payments. Commissions from brokerage increased by 50% to EUR 161m following improved equity markets. Asset-management-related commissions increased by 10% to EUR 516m. Assets under management (AuM) increased by 16% to EUR 130.6bn.

Trading income decreased by 15% to EUR 481m. A very strong first quarter supported by volume growth in all segments was followed by declining trading income in the second and third quarter as a result of reduced customer activity and low

volatility in the financial markets. In the fourth quarter, customer activity increased in all product areas and trading income improved.

Other income decreased by 59% to EUR 90m. In 2003, Nordea undertook a number of divestments in line with its strategy to focus on core business. This resulted in non-recurring gains of EUR 110m, increasing other income in that year.

Expenses

Total expenses continued to decrease and were reduced by 5% to EUR 3,484m which was clearly below the stated target of unchanged costs compared to 2003.

Staff costs decreased by 10% to EUR 1,892m. Underlying staff costs, adjusted for restructuring charges, variable salaries, currency fluctuations and outsourcing, were reduced by 6%. In 2004, the number of employees, measured by full-time equivalents, was reduced by 1,745 of which 220 as a result of outsourcing.

Other expenses were stable at EUR 1,532m. Underlying other costs were reduced by 2%.

The outsourcing of certain non-core activities has resulted in falling staff costs and an increase in other expenses. Information technology costs thus increased by 8% to EUR 440m. Total IT-related cost decreased by 2% in 2004. Marketing expenses increased by 15% during 2004 to EUR 94m as a result of intensified marketing activities mainly to personal customers. Expenses for rents and premises increased by 5% to EUR 340m. This includes provisions for future rents of vacant premises following the reduction of employees and more efficient use of office space. Other expenses, including travel, consultants etc decreased by 7% to EUR 470m.

The provision for profit-sharing amounted to EUR 60m in 2004 compared to EUR 46m in 2003 following the improved performance.

Loan losses

Loan losses amounted to EUR 27m compared to EUR 363m in 2003. Loan losses corresponded to 0.02% of total loans and guarantees. The credit portfolio is considered to have a good overall quality.

Investment earnings, banking

Investment earnings, banking, were EUR 8m compared to EUR 170m in 2003. The investment risk framework outlined on page 47 has a significant impact on the comparison year-on-year.

Life insurance

Operating profit from Life Insurance increased by 21% to EUR 180m reflecting the positive effects of the changed business model in the life business. The Life result has been stable on a high level

throughout the year. Premiums written increased by 10% compared to 2003.

Equity method

Profit from companies accounted for under the equity method decreased by 16% to EUR 48m.

Real estate holdings

Nordea completed its real estate divestment process by the sale of central business district properties in Finland, Norway and Sweden in the second quarter. A gain of EUR 300m was reflected in the second quarter accounts 2004. In the fourth quarter 2003, a write-down of EUR 115m was reported. Nordea now owns no major properties.

Taxes

The effective tax rate amounted to 25.8% compared to 12.1% in 2003. In 2003, the tax rate was lowered by the deferred tax asset of EUR 300m as a result of the change in the Group's legal structure whereby a tax loss materialised in Nordea Bank Finland.

Net profit

Net profit amounted to EUR 1,914m corresponding to EUR 0.69 per share and a return on equity of 20.2% (excluding goodwill). Adjusted for the impact of the real estate gain in the second quarter, earnings per share were EUR 0.58 and return on equity was 17.4% (excluding goodwill).

Business area results

EURm	Retail Banking	Corporate and Institutional Banking	Asset Management & Life: Asset Mgmt	Asset Management & Life: Life	Group Treasury	Group Functions and Eliminations	Total
	Business areas						
Customer responsible units:							
Net interest income	2,907	448	36		122	–3	3,510
Other income	1,360	596	280		–2	–24	2,210
Total income incl. allocations	**4,267**	**1,044**	**316**		**120**	**–27**	**5,720**
of which allocations [1]	524	–291	–233		6	–6	0
Expenses incl. allocations	**–2,460**	**–592**	**–187**		**–34**	**–211**	**–3,484**
of which allocations [1]	–1,222	–193	15		–5	1,405	0
Loan losses	18	51				–96	–27
Equity method	27	19				2	48
Profit before investment earnings and insurance	**1,852**	**522**	**129**	**0**	**86**	**–332**	**2,257**
Investment earnings, banking					8	0	8
Operating profit, life insurance	52			128		0	180
Goodwill amortisation and write-down	–21	–14				–126	–161
Operating profit 2004:	**1,883**	**508**	**129**	**128**	**94**	**–458**	**2,284**
Operating profit 2003:	1,537	435	95	114	246	–615	1,812
Return on equity, %	28	19					16
Cost/income ratio, banking, %	57	56	59		27		60
Other information, EURbn							
Total assets	157	89	5	25	16	–16	276
Lending	131	28	2		0		161
Deposits	73	25	4		2		104
Capital expenditure, EURm	10	6	4	3	0	100	123
Depreciations, EURm	–6	–10	–5	–5	0	–123	–149
Product result 2004:			**239**	**206**			
Product result 2003:			180	161			

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations includes the unallocated results of the three group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury) and Group Staffs. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Figures are disclosed and consolidated using end of period and average currency rates in conformity with the statutory reporting. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on allocated capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Bank-

ing. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking. The product result of EUR 239m for Asset Management includes, in addition to the operating profit of EUR 129m, revenues and expenses related to investment funds allocated to Retail Banking as well as estimated sales and distribution costs.

When allocating income and cost between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and advances to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. This also applies to the corresponding result effect derived from amortisation and write-downs and funding costs. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations, together with the result effects.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arms length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, results from real estate holdings, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

Retail Banking

Retail Banking has customer responsibility for personal as well as most corporate customers in Nordea and develops, markets and distributes a broad range of financial products and services.

Result 2004

Volume growth was strong and total lending within Retail Banking increased by 12% to EUR 130.8bn at the end of 2004. Mortgage lending to personal customers was expanded significantly and volumes increased by 16% to EUR 56bn. Nordea has increased its market shares within mortgage lending in all Nordic markets except Finland. Consumer lending to personal customers increased by 10% to EUR 17 bn. The continued decline in market interest rates and intensifying competition had a negative impact on margins. In total, net interest income decreased by 2% to EUR 2,907m. Net commission and other income increased by 7% reflecting strong growth in fees related to savings products. Total income increased by 1% compared to last year.

Margins

	Margins, %	
	2004	2003
Lending to corporates	1.16	1.21
Lending to personal customers	1.53	1.66
Total lending	**1.36**	**1.44**
Deposits from corporate	0.93	1.16
Deposits from personal customers	1.52	1.67
Total deposits	**1.28**	**1.46**

Avg. yearly margins

Total expenses increased by 1% to EUR 2,460m reflecting that provisions for profit sharing in 2004 is allocated to Business Areas.

Loan losses in Retail Banking impacted the operating profit positively with net reversals of EUR 18m, compared to loan losses of EUR 311m in 2003.

Operating profit increased by 23% to EUR 1,883m Return on equity was 28% compared to 24% in 2003.

Operating profit by market EURm

	Total Retail Banking		Regional Banks in Denmark		Regional Banks in Finland		Regional Banks in Norway		Regional Banks in Sweden	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	2,907	2,958	825	811	770	778	458	469	832	896
Net commission & other income	1,412	1,317	368	346	357	346	148	156	530	459
Total income	**4,319**	**4,275**	**1,192**	**1,157**	**1,127**	**1,124**	**606**	**626**	**1,362**	**1,355**
Total expenses	–2,460	–2,426	647	–628	–610	–585	–354	–392	–813	–798
Profit before loan losses	**1,859**	**1,849**	**545**	**529**	**517**	**538**	**252**	**233**	**549**	**557**
Loan losses	18	–311	0	–51	–2	30	2	–278	21	–8
Equity method	27	19	15	19	0	0	0	0	0	0
Goodwill amortisation	–21	–21	0	0	0	0	0	0	–18	–17
Operating profit	**1,883**	**1,537**	**560**	**498**	**515**	**569**	**254**	**–45**	**552**	**532**
Cost/income ratio, %	57	56	54	53	54	52	58	62	60	59
Return on equity, %	28	24	26	26	33	38	22	–4	30	29
Other information, EUR bn										
Total assets	157.0	150.2	43.1	42.6	29.4	28.7	21.2	19.6	63.3	59.2
Lending	130.8	117.2	36.8	33.1	31.0	26.9	20.9	18.9	42.1	38.3
Deposits	72.8	69.0	16.4	15.3	23.7	22.6	10.9	10.0	21.8	21.2
Economic capital	4.9	4.6	1.5	1.4	1.1	1.1	0.8	0.9	1.3	1.3

Corporate and Institutional Banking

Corporate and Institutional Banking delivers a wide range of products and services to Nordea's largest corporate customers as well as to institutional customers. Corporate and Institutional Banking has customer responsibility for corporate customers which are listed on the key stock exchanges and e.g. customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's activities in Poland and the Baltic countries are part of Corporate and Institutional Banking.

Result 2004

Total income decreased by 2% to EUR 1,045m compared to 2003. Net interest income was down by EUR 7m following a slight decline in average on-balance sheet lending. Credit and deposit margins were stable in 2004, however subject to downward pressure towards the end of year.

Other income was EUR 596m, down by 2% compared to 2003. Although successful execution of large transactions especially in Corporate Banking and Shipping together with the corporate finance performance increased commission income, the total was down due to the absence of non-recurring items which increased other income in 2003.

The strong growth continued in Poland and the Baltic region. Income was up by EUR 13m, or 17%, from the previous year.

Total expenses increase by 1% to EUR 596m. IT expenses increased by EUR 19m relating to the development and implementation of the Markets Trading Infrastructure Programme and increased investments on product development. The number of employees was reduced by 147 employees to 3,261 in 2004. Performance related salaries increased somewhat due to improved performance especially in Corporate Finance.

The overall credit quality improved during the year. Net loan losses amounted to a positive figure of EUR 42m when recoveries and reversals of earlier made loan loss provisions exceeded the amount of new provisions.

Operating profit was EUR 505m, up by EUR 73m, or 17% from 2003. Return on equity improved to 19%.

Operating profit by main area

EURm	Corporate and Institutional Banking		Corporate Banking		Financial Institutions		International and Shipping		Poland and Baltic		Other		Markets	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	448	455	223	239	37	46	123	119	57	43	7	7	58	47
Other income	596	610	237	258	179	199	52	56	32	34	96	63	516	514
Total income	**1,045**	**1,065**	**460**	**498**	**216**	**245**	**175**	**175**	**90**	**77**	**104**	**70**	**575**	**561**
Total expenses	–592	–586	–152	–161	–116	–100	–42	–48	–65	–65	–216	–213	–289	–272
Profit before loan losses	**453**	**479**	**308**	**337**	**100**	**145**	**132**	**127**	**24**	**12**	**–112**	**–142**	**286**	**289**
Loan losses	42	–53	31	–45	0	2	15	–11	–3	1	0	0	0	0
Transfer risk	9	15	9	15	0	0	0	0	0	0	0	0	0	0
Equity method	19	17	0	0	0	0	0	0	0	0	19	17	0	0
Operating profit before goodwill	**522**	**458**	**348**	**306**	**100**	**148**	**147**	**115**	**21**	**13**	**–93**	**–125**	**286**	**289**
Goodwill depreciation	–15	–23	–2	–2	–3	–3	0	0	–9	–9	–1	–9	0	0
Operating profit	**508**	**435**	**346**	**304**	**97**	**145**	**147**	**115**	**12**	**5**	**–94**	**–134**	**286**	**289**
RoE %	19%	14%												
C/I-ratio %	56%	55%												
Other information EURbn														
Lending	28.2	25.7	12.2	11.9	1.2	1.7	6.2	6.4	2.4	1.6	6.1	4.1		
Deposits	24.9	17.8	9.0	7.4	9.0	5.7	3.0	2.1	1.3	0.9	2.6	1.7		
Lending margins %	1.00	0.99												
Deposit margins%	0.38	0.37												
Economic capital	1.7	1.9	0.9	1.1	0.2	0.2	0.2	0.3	0.1	0.1	0.2	0.2	0.6	0.6

Asset Management Life

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and in the savings market in general.

Result 2004

By end-2004 asset under management were EUR 130.6bn, up from EUR 113.3bn by end-2003. Net inflows contributed EUR 9bn as both retail funds, private banking and third-party fund distribution registered strong inflows in 2004.

Asset Management result 2004

Asset Management revenues for the full-year 2004 were EUR 554m, up 17% compared to 2003. Margins were virtually unchanged during the year. Management fees improved as a result of the rise in Assets under Management. Low customer activity in the second and third quarter impacted transactions fees negatively. These recovered by the end of the year as customer activity improved.

High level of IT-development and variable salaries increased total expenses by 8% during the year. With total expenses at EUR 315m the Asset Management product result for the full-year was EUR 239m, an increase by 33% compared to 2003.

Life & Pensions result 2004

In Life & Pensions the product result for 2004 was EUR 206m, up 28% from 2003. This is the best result ever within the business area backed by strong financial buffers and a growth in new premiums. Compared to 2003 new premiums increased by 10%. Unit link's share of the product result continued to increase with a rise from 9% to 16%. The full-year investment return was a competitive 8.4%, and financial buffers increased to 5.9% of guaranteed liabilities by end-2004 compared to 4.7% by the end-2003. The cost/premium ratio continued to decrease from 6.9% 2003 to 6.3% 2004.

The number of full-time employees was 1,815 by the end of the year.

Key figures – Asset Management activities

EURm	2004	2003
Revenues	554	472
Expenses	–201	–184
Distribution expenses	–114	–108
Product result	**239**	**180**
of which profit within Retail Banking	**111**	**81**
Cost/income ratio, % – AM activities	57	62
Economic capital	156	133
Assets under Management, EURbn	131	113
Number of employees (full time equivalents)	831	784

Key figures – Life activities

EURm	2004	2003
Traditional life insurance		
Premiums written, net of reinsurance	1,890	1,863
Normalised investment return	936	975
Benefits paid and change in provisions	–2,523	–2,480
Insurance operating expenses	–109	–106
Normalised operating margin [1]	**195**	**252**
Fluctuations compared to normalised investment return	608	18
Change in discount rate for life provisions	–221	64
Actual operating margin	**581**	**334**
of which allocated to policyholders	–82	–40
of which to/from financial buffers	–324	–136
Net profit from other business	9	–1
Product result before distribution expenses	**185**	**157**
Unit-linked business		
Premiums written, net of reinsurance	639	442
Product result before distribution expenses	**34**	**16**
Total		
Premius written, net of reinsurance	2,529	2,305
Product result before distribution expenses	**218**	**173**
Distribution expenses within Retail Banking	–12	–12
Product result [1]	**206**	**161**
of which profit within Retail Banking	**78**	**47**
Bonds	15,667	14,862
Equities	4,276	3,361
Property	2,408	2,186
Unit-linked	3,497	3,497
Total investment assets (AUM)	26,446	23,906
Investment return, % [2]	8.4	5.8
Technical provisions	25,236	22,859
of which financial buffers	1,177	878
Economic capital	791	967
Number of employees (full time equivalents)	984	1,012

[1] Reported life result in the Group's income statement includes the costs related to commissions paid to Retail Banking. In the presented product result these commissions are not deducted since they contribute to the Group's earning on life products

[2] Exclusive of unit-linked business.

Group Treasury

Result 2004

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Investment Risk Framework

A new framework for management of the Group's investment risk was implemented at the beginning of 2004. The new framework more directly links the investment return to the interest paid to business areas on allocated economic capital.

The basis for investments in Group Treasury is the Group's equity of approx. EUR 12bn. Investment earnings are defined as the net of return on investment and a funding cost, defined as the expected average medium-term risk-free return over time.

The funding cost is directly correlated to the interest paid to business areas on their allocated economic capital. The rate is set annually and it is adjusted based on the prevailing market rate.

In 2004 the funding cost is approx 3.2%. In 2003, a shorter-term rate was used.

Result

Operating profit in Group Treasury consists of earnings from Group Funding and investment earnings. Group Treasury's operating profit was EUR 94m with EUR 86m in earnings before investments. Investment earnings are measured after expenses and funding cost.

Investment earnings were EUR 8m compared to EUR 164m 2003. The investment risk framework has a significant impact on the comparison year-on-year.

Operating profit by main area

			Group Investments				Group Funding	
	Total		Fixed-income		Equity			
EURm	2004	2003	2004	2003	2004	2003	2004	2003
Income			14	92	9	86	120	115
Expenses			–12	–11	–3	–3	–34	–33
Profit excluding investment earnings	**86**	**82**					**86**	**82**
Investment earnings	8	164	2	81	6	83		
Operating profit	94	246						

Board of Directors


Hans Dalborg


Timo Peltola


Kjell Aamot


Harald Arnkværn


Gunnel Duveblad


Birgitta Kantola


Claus Høeg Madsen


Lars G Nordström

Hans Dalborg
Chairman
Ph.D. (Economics). Board member since 1998. Born 1941.
Board Chairman of the Swedish Code of Corporate Governance, the Royal Swedish Opera, Uppsala University, the Royal Swedish Academy of Engineering Sciences (IVA), the Norwegian-Swedish Chamber of Commerce and Young Enterprise Sweden.
Board member of Axel Johnson AB, the Stockholm Institute of Transition Economics and East European Economies (SITE).
Member of the European Round Table of Financial Services (EFR).
Previous positions
2000 President and CEO Nordea
1998–1999 President and CEO MeritaNordbanken
1991–1997 President and CEO Nordbanken
1989–1990 Senior Executive Vice President and Chief Operating Officer of Skandia Group.
1972–1989 Various positions within Skandia Group
Shareholding in Nordea: 40,760*

Timo Peltola
Vice Chairman
Dr. of Economics (Hc). Board member since 1998. Born 1946.
Chairman of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company and Chairman of the Board of directors of AW-Energy Oy
Board member of TeliaSonera AB (publ) and Huhtamäki Oyj.
Member of the Finnish Fair Corporation and of the Advisory Board of CVC Capital Partners.
Previous positions
1971– Various positions within Huhtamäki group
Shareholding in Nordea: 5,187*

Kjell Aamot
M.Sc. (Business).Board member since 2001. Born 1950.
Chief Executive Officer and President of Schibsted ASA.
Board Chairman of Aftenposten AS, Verdens Gang AS, Schibsted Finans AS, Schibsted Forlagene AS, Schibsted TV, Film & Förlag AS, Schibsted Print Media AS and Schibsted Multimedia AS.
Previous positions
1985–1989 Managing Director Verdens Gang AS
1977–1985 Chief Financial Officer Verdens Gang AS
Shareholding in Nordea: 2,000*

Harald Arnkværn
Cand.jur (Law degree). Board member since 2001. Born 1939.
Law practice in cooperation with Advokatfirmaet Haavind Vislie AS.
Board Chairman of AS Vinmonopolet and Schøyen Gruppen AS.
Board member of Concordia BV, Concordia Bus AB (publ) and GIEK Kredittforsikring AS.
Chairman of Board of representatives Orkla ASA.
Previous positions
1989–2003 Partner Advokatene Haavind & Haga DA, now Advokatfirmaet Haavind Vislie AS
1974–1988 General counsel, vice president and deputy Managing Director of Den norske Creditbank
Shareholding in Nordea: 1,000*

Gunnel Duveblad
Computer Science studies at Umeå University
Board member since 2003. Born 1955.
President EDS Europe Northern Region.
Previous positions
1990–2002 Various management positions within IBM
1977–1990 Various positions within IBM
Shareholding in Nordea: 5,700*

Birgitta Kantola
Master of Law
Board member since 2003. Born 1948.
Board member of Fortum Plc, Varma Mutual Pension Insurance Company, Vasakronan AB, Civitas Holding AB and Akademiska Hus AB.
Previous positions
2001 Deputy General Manager Ålandsbanken
1995–2000 Vice president and CFO, member of the management group, International Finance Corporation (IFC), Washington, DC
1988–1995 Various management positions within Nordic Investment Bank (NIB)
1987–1988 Financial Operations Officer International Finance Corporation (IFC), Washington, DC
1980–1986 Various positions within Nordic Investment Bank (NIB)
Shareholding in Nordea: 1,000*

* Shareholdings also include shares held by family members.


Jørgen Høeg Pedersen


Maija Torkko


Bertel Finskas


Liv Haug


Nils Q Kruse


Rauni Söderlund

Claus Høeg Madsen
Cand.jur (Law degree). Board member since 2000. Born 1945.
Partner at Jonas Bruun law firm.
Board member of Genpack A/S, ISS A/S, Singer Danmark A/S and Ejendomsaktieselskabet Vennelyst.
Previous positions
1970– Lawyer at Jonas Bruun law firm
Shareholding in Nordea: 1,803*

Lars G Nordström
President and Group Chief Executive Officer
Law studies at Uppsala University
Board member since 2003. Born 1943.
Board Chairman of the Finnish Swedish Chamber of Commerce
Board member of the Swedish-American Chamber of Commerce.
Previous positions
1993– Various management positions within Nordea Group
1970–1993 Various positions within Skandinaviska Enskilda Banken
Shareholding in Nordea: 15,000*

Jørgen Høeg Pedersen
Cand.agro
Board member since 2000. Born 1938.
Managing Director of Nordea Danmark-fonden and Fonden Tietgen Kollegiet.
Board member of Ejendomsselskabet Axelborg I/S and World Union of wholesale markets.
Previous positions
1995–2003 Managing Director of Copenhagen Wholesale Market for Fruit, Vegetables and Flowers
1963–1995 Management positions within DANÆG A/S
Shareholding in Nordea: 6,673*

Maija Torkko
B.Sc. (Economics) and LL.M
Board member since 2002. Born 1946.
Senior Vice President and Corporate Controller, Nokia Corporation.
Member of the Standards Advisory Council of the International Accounting Standards Board and of the Supervisory Board of EFRAG (European Financial Reporting Advisory Group).
Previous positions
1977– Various positions within Nokia Group.
Shareholding in Nordea: 12,000*

Bertel Finskas
Board member since 2000. Born 1948.
Employee representative.
Shareholding: 1,400 Nordea*

Liv Haug
Board member since 2001. Born 1954.
Employee representative.
Shareholding: 0 Nordea*

Nils Q Kruse
Board member since 2004. Born 1950.
Employee representative.
Shareholding: 840*

Rauni Söderlund
Board member since 2003. Born 1960.
Employee representative.
Shareholding: 0 Nordea*

* Shareholdings also include shares held by family members.

Group Executive Management



Lars G Nordström
President and Group CEO.
Born 1943.
Appointed member 2000.
Shareholding: 15,000 Nordea.



Christian Clausen
Head of Asset Management & Life.
Born 1955.
Appointed member 2001.
Shareholding: 8,267 Nordea.



Lena Eriksson
Head of Group Legal and compliance.
Born 1962.
Appointed member 2004.
Shareholding: 0 Nordea.



Carl-Johan Granvik
Head of Group Credit and Risk Control, CRO.
Born 1949.
Appointed member 2000.
Shareholding: 4,175 Nordea.



Arne Liljedahl[1]
Head of Group Corporate Centre, CFO.
Born 1950.
Appointed member 2000.
Shareholding: 11,100 Nordea.



Frans Lindelöw
Deputy head of Retail Banking.
Born 1962.
Appointed member 2004.
Shareholding: 14,000 Nordea.



Markku Pohjola[1]
Head of Group Processing and Technology, Deputy CEO.
Born 1948.
Appointed member 2000.
Shareholding: 9,080 Nordea.



Tom Ruud[1]
Head of Corporate and Institutional Banking.
Born 1950.
Appointed member 2001.
Shareholding: 1,000 Nordea.



Peter Schütze[1]
Head of Retail Banking.
Born 1948.
Appointed member 2002.
Shareholding: 7,869 Nordea.

[1] Country Senior Executive

Shareholdings also include shares held by family members.

Nordea Management

President and Group CEO
Lars G Nordström

Retail Banking
Peter Schütze and Frans Lindelöw (dep.)

Customers and Regional Banks
Peter Schütze

West Denmark
Jørn Kr. Jensen

East Denmark
Michael Rasmussen

Helsinki & Uusimaa
Harri Sailas

Central & Western Finland
Pekka Nuuttila

Eastern & North Finland
Jukka Perttula

East Norway
Alex Madsen

Coast Norway
Egil Valderhaug

Northern & Central Sweden
Siv Svensson

Stockholm
Johan Sylvén

Western Sweden
Torsten Allqvie

Southern Sweden
Arne Bernroth

Private Banking[1]
Eira Palin-Lehtinen

Segments and Products
Frans Lindelöw

Segment Household
Hans Jacobson

Segment Corporate
Peter Carlsson

Market Support
Maj Stjernfeldt

Product Competence Centres
Frans Lindelöw

Contact Centres
Thomas Ericson

Payments and e-services
Bo Harald

Human Resources
Baard Syrrist

Management Secretariat
Ellen Pløger

Planning and Control
Claus K. Møller

[1] Joint Unit between Retail Banking and Asset Management & Life.

Corporate and Institutional Banking
Tom Ruud

Corporate Banking
Henrik Mogensen

Financial Institutions
Birger Gezelius

Shipping
Carl E. Steen

Markets
Peter Nyegaard

Poland and Baltic Countries
Thomas Neckmar

Planning and Control
Ari Kaperi

Asset Management & Life
Christian Clausen

Investment Management
Henrik Priergaard

Investment Funds
Jan Petter Borvik

Savings & Wealth Management[1]
Eira Palin-Lehtinen

International Wealth Mgmt. & Funds
Jhon Mortensen

Life & Pensions
Allan Polack

Business Area Controller
Magnus Erkander

Business Support
Ove Hygum

Group Processing and Technology
Markku Pohjola, Deputy Group CEO

Group Transformation
Peter Lybecker

Group IT
Jarle Haug

Production and Productivity
Per E. Berg

Global Operations Services
Tapio Saarelainen

Group Support and Procurement
Gert Aage Nielsen

Business Control
Eva Forsrup Hansson

Group Corporate Centre
Arne Liljedahl, CFO

Group Treasury
Jakob Grinbaum

Group Planning and Control
Erik Öhman

Group Finance
Sigurd Carlsen

Investor Relations
Johan Ekwall

Group Corporate Development
Jakob Grinbaum

Group Risk Modeling
Louise Lindgren

Group Identity and Communications
Torben Laustsen

Business Support
Claes Holmberg

Group Credit and Risk Control
Carl-Johan Granvik, CRO

Group Credit
Holger Otterheim

Group Credit Control
Marja Nykänen

Group Credit Process
Anders Jensen

Group Market Risk Management
Niels Kjær

Group Operational Risk Management
Erik Palmén

Group Legal and Compliance
Lena Eriksson

Group Legal
Lena Eriksson

Group Compliance
Sonja Lohse

Group Human Resources
Peter Forsblad

Finance Companies
Stefan Källström

Group Management Secretariat
Flemming Dalby Jensen

Company Secretary
Kari Suominen

Internal Audit Activity
Dag Andresen

Group organisation


President and Group CEO
Lars G Nordström
Group Management Secretariat
Internal Audit Activities
Retail Banking
Peter Schütze
Frans Lindelöw (Deputy)
Corporate and Institutional Banking
Tom Ruud
Asset Management & Life
Christian Clausen
Group Processing and Technology
Markku Pohjola
Group Corporate Centre
Arne Liljedahl
Group Credit and Risk Control
Carl-Johan Granvik
Group Legal and Compliance
Lena Eriksson
Regional Banks
Eastern Denmark
Western Denmark
Helsinki & Uusimaa Finland
Central & Western Finland
Eastern & North Finland
East Norway
Coast Norway
Southern Sweden
Western Sweden
Stockholm Sweden
Northern & Central Sweden
Private Banking[1]
Segment Household
Segment Corporate
Market Support
Product Competence Centres
Contact Centres
Payments and e-services
Corporate Banking
Financial Institutions
Shipping
Markets
Poland and Baltic Countries
Investment Management
Investment Funds
Savings & Wealth Management[1]
International Wealth Management & Funds
Life & Pensions
Christian Clausen
Finance Companies
Group Transformation
Group IT
Production and Productivity
Global Operations Services
Group Support and Procurement
Markku Pohjola
Group Human Resources
Group Treasury
Group Planning and Control
Group Finance
Investor Relations
Group Corporate Development
Group Risk Modelling
Group Identity and Communications
Group Credit
Group Credit Control
Group Credit Process
Group Market Risk Management
Group Operational Risk Management
Group Legal
Group Compliance

[1] Joint unit

The shareholders of Nordea Bank AB (publ) are hereby summoned to the Annual General Meeting of Shareholders on Friday 8 April 2005

The annual general meeting will be held at 10.00 Swedish time in the Aula Magna, Stockholm University, Frescativägen 10, Stockholm.

The shareholders may also participate in the annual general meeting through telecommunication

- at 11.00 Finnish time in the Messukeskus, Messuaukio 1, Helsinki
- at 10.00 Danish time in the Bella Center, Center Boulevard 5, Copenhagen.

Registration of participants at the annual general meeting will be terminated at the opening of the annual general meeting.

The premises will open at 08.15 local time in both Stockholm and Copenhagen, and at 09.15 local time in Helsinki. At 09.00 in Copenhagen and Stockholm and 10.00 in Helsinki Group Executive Management will hold an information meeting and will then answer questions from the shareholders.

Common instructions to all shareholders
Shareholders who wish to participate in the annual general meeting must be entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 29 March 2005. The following shareholders therefore must temporarily re-register their shares in their own names in VPC AB in Sweden in order to be entitled to participate at the annual general meeting.

- Shareholders whose shares are held in trust in Sweden
- Shareholders who are holders of Finnish Depositary Receipts in Finland
- Shareholders who are holders of shares registered in Værdipapircentralen in Denmark

Such re-registration will be completed at VPC AB in Sweden by 29 March 2005. This means that the shareholder will, in good time prior to this date, inform the trustee about this.

Instructions to holders of shares registered in VPC AB in Sweden
Notification of participation in the annual general meeting will be made to Nordea Bank AB (publ) (the Bank) at the latest on 4 April 2005 at 13.00 Swedish time to the following address:
Nordea Bank AB (publ), Custody Operations, A 204, SE-105 71 Stockholm, or by telephone +46 8 614 97 10, or by fax: +46 8 791 76 45, or on the Internet at the following address: www.nordea.com.

Instructions to holders of Finnish Depositary Receipts (FDR) in Finland
Request for re-registration in one's own name and notification of participation in the annual general meeting must be made at the latest on 23 March 2005 at 16.00 Finnish time to Nordea Bank Finland Apb, 2698 Corporate Actions, 00020 Nordea, or by telephone +358 9 165 51398 or +358 9 165 51406 or fax +358 9 637 256, or on the Internet at the following address: www.nordea.com.

Shareholders, whose shares are registered in the shareholders' own names in VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 4 April 2005 at 14.00 Finnish time in the abovementioned manner.

Instructions to holders of shares registered in Værdipapircentralen in Denmark
Request for re-registration in one's own name and notification of participation in the annual general meeting must be made at the latest on 23 March 2005 at 12.00 noon Danish time to one of Nordea Bank Danmark's branch offices, or to Nordea Bank Danmark A/S, Issuer Services, H.H., Box 850, 0900 Copenhagen C, or by telephone +45 33 33 33 01 or fax +45 33 33 10 31, or on the Internet at the following address: www.nordea.com.

At the re-registration, each shareholder should state in which financial institute the shares are registered and the account number.

Shareholders, whose shares are registered in the shareholders' own names in VPC AB in Sweden, may also notify their participation in the annual general meeting later, however not later than 4 April 2005 at 13.00 Danish time in the abovementioned manner.

Addresses

Sweden
Nordea Bank
Hamngatan 10
SE-105 71 Stockholm
Sweden
Telephone: +46 8 614 70 00
Fax: +46 8 20 08 46

Denmark
Nordea Bank
Christiansbro, Strandgade 3
PO Box 850
DK-0900 Copenhagen C
Denmark
Telephone: +45 33 33 33 33
Fax: +45 33 33 48 73

Finland
Nordea Bank
Aleksanterinkatu 36 B
Helsinki
FI-00020 Nordea
Finland
Telephone: +358 9 1651
Fax: +358 9 165 54500

Norway
Nordea Bank
Middelthunsgt. 17
NO-0368 Oslo
Norway
Telephone: +47 22 48 50 00
Fax: +47 22 48 47 49

Lay-out: Aqvilo
Production: n3prenör
Photo: Magnus Bergström and Per Myrehed
Printing: Strokirk-Landströms

Nordea Bank AB (publ) | Corporate registration no. 516406-0120 | Hamngatan 10 | SE-105 71 Stockholm | Tel +46 8 614 78 00 | Fax +46 8 10 50 69 | www.nordea.com